Form 20-F
period 2016-01-31
Summit Therapeutics plc
filed 2016-05-12
CIK 1599298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2016

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

Glyn Edwards, Chief Executive Officer

Summit Therapeutics plc

85b Park Drive

Milton Park, Abingdon

Oxfordshire OX14 4RY

United Kingdom

Tel: +44 (0)1235 443 939

Fax: +44 (0)1235 443 999

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 5 Ordinary Shares, par value £0.01 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

61,290,740 ordinary shares, par value £0.01 per share

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐ (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (check one):

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as of January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015 and 2014 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as of and for the year ended January 31, 2016 have been translated into U.S. dollars at the rate at January 29, 2016, the last business day of our fiscal year ended January 31, 2016, of £1.00 to $1.4184. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this Annual Report, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this Annual Report include, among other things, statements about:

•	the timing and conduct of our clinical trials of ezutromid (formerly SMT C1100) for the treatment of patients with DMD and ridinilazole (formerly SMT19969) for the treatment of patients with CDI, including statements regarding the timing of initiation and completion of the clinical trials and the period during which the results of the clinical trials will become available;

•	the timing of and our ability to obtain marketing approval of ezutromid and ridinilazole, and the ability of ezutromid and ridinilazole to meet existing or future regulatory standards;

•	our plans to continue the research and development of a potential optimized formulation of ezutromid, internally developed second generation utrophin modulators, and future generation modulators that we are developing in collaboration with the University of Oxford;

•	our plans to pursue research and development of other future product candidates;

•	the potential advantages of ezutromid and ridinilazole;

•	the rate and degree of market acceptance and clinical utility of ezutromid and ridinilazole;

•	our estimates regarding the potential market opportunity for ezutromid and ridinilazole;

•	our sales, marketing and distribution capabilities and strategy;

•	our ability to establish and maintain arrangements for manufacture of ezutromid and ridinilazole;

•	our intellectual property position;

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

•	the impact of government laws and regulations; and

•	our competitive position.

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

The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of January 31, 2016 and 2015 and for the years ended January 31, 2016, 2015 and 2014 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as at and for the year ended January 31, 2013 has been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our consolidated financial statements are prepared and presented in pounds sterling, our presentation currency. Solely for the convenience of the reader our consolidated financial statements as of and for the year ended January 31, 2016 have been translated into U.S. dollars at £1.00 to $1.4184 based on the certified foreign exchange rates published by Federal Reserve Bank of New York on January 29, 2016. Such convenience translation should not be construed as a representation that the pound sterling amounts have been or could be converted into U.S. dollars at this or at any other rate of exchange, or at all.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements included at the end of this Annual Report and the related notes and Item 5, “Operating and Financial Review and Prospects” below.

Selected Consolidated Income Statement Data

	Year Ended January 31,
	2016	2016	2015	2014	2013
	(in thousands, except per share data)
Other operating income	$2,058	£1,451	£2,148	£1,844	£1,895
Operating loss	(28,617)	(20,176)	(12,711)	(6,709)	(4,577)
Finance income	42	30	51	9	11
Income tax credit	4,337	3,058	1,297	607	341

Loss for the period	(24,238)	(17,088)	(11,363)	(6,093)	(4,225)

Basic and diluted loss per ordinary share from continuing operations	$(0.41)	£(0.29)	£(0.29)	£(0.30)	£(0.27)

Weighted average number of shares outstanding (in thousands)	59,102	59,102	39,599	20,510	15,809

Selected Consolidated Balance Sheet Data

	As of January 31,
	2016	2016	2015	2014	2013
	(in thousands)
Cash and cash equivalents	$23,125	£16,304	£11,265	£2,030	£3,379
Working capital(1)	1,909	1,346	163	(804)	(722)
Total assets	35,565	25,076	19,396	7,295	4,377
Accumulated losses reserve	(67,151)	(47,343)	(30,255)	(45,183)	(39,090)
Total equity	$29,974	£21,133	£14,966	£4,762	£2,851

(1)	We define working capital as trade and other receivables (including current tax receivables) less current liabilities.

Exchange Rate Information

The table below shows the period end, average, high and low exchange rates of U.S. dollars per pound sterling for the periods shown. The exchange rate on May 6, 2016 was £1.00 to $1.444. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements included in this Annual Report.

	Period End(1)	Average(2)	Low	High
	($ per pound sterling)
Fiscal Year Ended January 31:
2012	1.575	1.608	1.530	1.669
2013	1.586	1.593	1.536	1.628
2014	1.645	1.572	1.484	1.661
2015	1.503	1.634	1.502	1.717
2016	1.418	1.518	1.417	1.588

Month Ended:
November 2015	1.504	1.519	1.504	1.543
December 2015	1.475	1.498	1.475	1.521
January 2016	1.418	1.439	1.417	1.469
February 2016	1.393	1.429	1.387	1.458
March 2016	1.438	1.425	1.395	1.451
April 2016	1.463	1.432	1.408	1.463
May 2016 (through May 6, 2016)	1.444	1.452	1.444	1.467

(1)	In the event that the period end fell on a day for which data are not available, the exchange rate on the prior most recent business day is given.
(2)	The average of the noon buying rate for pounds sterling on the last day of each full month during the relevant year or each business day during the relevant month indicated.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Since inception, we have incurred significant operating losses. Our net loss was approximately £17.1 million for the year ended January 31, 2016, £11.3 million for the year ended January 31, 2015 and £6.1 million for the year ended January 31, 2014. As of January 31, 2016, we had an accumulated deficit of £47.3 million. To date, we have financed our operations primarily through issuances of our ordinary shares and American Depositary Shares, or ADSs, and development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. We have devoted substantially all of our efforts to research and development, including clinical trials. We have not completed development of any drugs. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially in connection with conducting clinical trials for our lead product candidates, ezutromid (formerly SMT C1100) for the treatment of patients with Duchenne muscular dystrophy, or DMD, and ridinilazole (formerly SMT19969) for the treatment of patients with Clostridium difficile infection, or CDI, and seeking marketing approval for ezutromid and ridinilazole in the United States and the European Union, as well as other geographies. In addition, if we obtain marketing approval of ezutromid or ridinilazole, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expense, as well as ongoing research and development expenses.

In addition, our expenses will increase if and as we:

•	continue the research and development of a potential optimized formulation of ezutromid, internally developed second generation utrophin modulators, and future generation modulators that we are developing in collaboration with the University of Oxford;

•	seek to identify and develop additional product candidates;

•	seek marketing approvals for any product candidates that successfully complete clinical development;

•	ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any product candidates for which we receive marketing approval;

•	acquire or in-license other product candidates and technology;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, regulatory and scientific personnel;

•	expand our physical presence in the United States; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

Our ability to generate profits from operations and remain profitable depends on our ability to successfully develop and commercialize drugs that generate significant revenue. Based on our current plans, we do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, ezutromid for the treatment of DMD or ridinilazole for the treatment of CDI. This will require us to be successful in a range of challenging activities, including:

•	successfully initiating and completing clinical trials of ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI;

•	obtaining approval to market ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI;

•	protecting our rights to our intellectual property portfolio related to ezutromid and ridinilazole;

•	contracting for the manufacture of clinical and commercial quantities of ezutromid and ridinilazole;

•	negotiating and securing adequate reimbursement from third-party payors for ezutromid and ridinilazole; and

•	establishing sales, marketing and distribution capabilities to effectively market and sell ezutromid and ridinilazole in the United States and the European Union, as well as other geographies.

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

We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we initiate and continue clinical trials of ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI, continue our research activities and initiate preclinical programs for future product candidates. In addition, if we obtain marketing approval for ezutromid, ridinilazole or any of our future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to continue to incur additional costs associated with operating as a public company in the United States in addition to in the United Kingdom. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts. Because of our need to raise additional capital to continue to fund our future operations, the significant losses and negative cash flows from operations that we have incurred since inception, and our accumulated deficit and limited cash resources, our independent registered public accounting firm has included an explanatory paragraph in its report on our financial statements for the year ended January 31, 2016, about our ability to continue as a going concern.

We believe that our existing cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for our major programs through the end of our fiscal year ending

January 31, 2017. We estimate these capital resources will be sufficient to enable us to report the first set of 24-week muscle biopsy data from the first group of patients from our PhaseOut DMD clinical trial which is expected in January 2017, complete and report top line data from our Phase 1 clinical trial evaluating a potential optimized formulation of ezutromid which we expect to report in the third quarter of 2016, and complete and report top line data from our exploratory clinical trial of ridinilazole compared to fidaxomicin which we expect to report in the second half of 2016. We do not expect our existing capital resources will allow us to complete our PhaseOut DMD clinical trial.

We have based the foregoing estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate assumes, among other things, that we do not obtain any additional funding through grants and clinical trial support or through new collaboration arrangements. Our future capital requirements will depend on many factors, including:

•	the progress, costs and results of clinical trials of ezutromid for DMD and ridinilazole for CDI;

•	the scope, progress, costs and results of preclinical development, laboratory testing and clinical trials for our potential optimized formulation of ezutromid, internally developed second generation utrophin modulators, and future generation modulators that we are developing in collaboration with the University of Oxford;

•	the number and development requirements of other future product candidates that we pursue;

•	the costs, timing and outcome of regulatory review of ezutromid, ridinilazole and our other future product candidates;

•	the costs and timing of commercialization activities, including product sales, marketing, distribution and manufacturing, for any of our product candidates that receive marketing approval;

•	subject to receipt of marketing approval, revenue received from commercial sales of ezutromid, ridinilazole or any of our other future product candidates;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against any intellectual property-related claims;

•	our ability to establish and maintain collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the extent to which we acquire or invest in other businesses, products and technologies;

•	the rate of the expansion of our physical presence in the United States; and

•	the costs of operating as a public company in the United States and in the United Kingdom.

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

Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this Annual Report.

Our report from our independent registered public accounting firm for the year ended January 31, 2016, by reference to note 1 to our financial statements appearing at the end of this Annual Report, includes an explanatory paragraph describing our losses and negative cash flows from operations, as well as our accumulated deficit and limited cash resources, and stating that we will require additional capital to fund our future operations. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is likely that investors will lose all or a part of their investment. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

Raising additional capital may cause dilution to our investors, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. We do not have any committed external source of funds other than £0.1 million in funding that we are eligible to receive under our award funding agreement with the Wellcome Trust and £0.6 million of funding that we are eligible to receive under our agreement with Innovate UK, in each case subject to satisfying specified criteria. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an equity holder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends or other distributions.

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

Risks Related to the Development and Commercialization of our Product Candidates

We depend heavily on the success of our lead product candidates, ezutromid, which we are developing for the treatment of DMD, and ridinilazole, which we are developing for the treatment of CDI. All of our other programs are still in the discovery or candidate optimization stage. If we are unable to commercialize ezutromid and ridinilazole, or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of ezutromid for DMD and ridinilazole for CDI, both of which are still in early clinical development. Our ability to generate product revenues, which may not occur for several years, if ever, will depend heavily on the successful development and commercialization of ezutromid and ridinilazole. The success of each of these product candidates will depend on a number of factors, including the following:

•	successful completion of clinical development;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity;

•	protecting our rights in our intellectual property portfolio;

•	establishing sales, marketing and distribution capabilities;

•	launching commercial sales of ezutromid or ridinilazole, as applicable, if and when approved, whether alone or in collaboration with others;

•	acceptance of ezutromid or ridinilazole, as applicable, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies; and

•	maintaining a continued acceptable safety profile of ezutromid or ridinilazole, as applicable, following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize ezutromid or ridinilazole, which would materially harm our business.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration, or the FDA, or the European Medicines Agency, or the EMA, or do not otherwise produce favorable results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of ezutromid, ridinilazole or any other product candidate.

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

For example, in 2009, we assigned certain technology relating to our DMD program to BioMarin DMD Regulator Limited, or BioMarin. BioMarin conducted a Phase 1 clinical trial of a prior formulation of ezutromid in 48 healthy adult volunteers. Subjects in this clinical trial achieved low systemic exposure of the drug, and there was variability in systemic exposure across subjects. Following this clinical trial of a prior formulation of ezutromid, BioMarin elected not to continue development of our assigned technology, citing pharmaceutical and pharmacokinetic challenges. In public statements, BioMarin indicated that it had concluded that the likelihood of achieving a therapeutic effect in DMD patients was highly unlikely. In 2010, BioMarin transferred the assets, and all commercialization rights, back to us. In our first Phase 1b clinical trial of ezutromid in DMD patients, patients also had variable levels of ezutromid in the blood plasma following dosing, which we believe was potentially due to the impact of diet on absorption of ezutromid. In 2015, we reported top-line data from our second Phase 1b clinical trial of ezutromid in DMD patients, which we refer to as our Phase 1b modified diet trial, in which patients followed specific dietary guidance that recommended balanced proportions of fat, protein, and carbohydrates and dosing with a glass of whole milk. In our Phase 1b modified diet trial, while following specific dietary guidance, all of the patients in the trial achieved plasma levels of ezutromid that may be sufficient to modulate the production of utrophin protein and possibly result in clinical benefit. Nonetheless, while the results of our completed clinical trials to date suggest that diet may impact absorption of ezutromid, other disease related factors, such as abnormal gastrointestinal physiology, or other factors such as the level of activity of the liver enzyme CYP1A, may impact the absorption profile of DMD patients. Accordingly, it is possible that we will be unable to achieve plasma levels of ezutromid that are expected to bring therapeutic benefit in future clinical trials, and, in such a case, we will likely not be able to successfully complete the development of, obtain marketing approval for or commercialize this product candidate.

In addition, in our first Phase 1b clinical trial of ezutromid in DMD patients, patients experienced a statistically significant reduction in creatine kinase, or CK, and other enzyme markers of muscle damage following treatment with ezutromid. Although this was not a placebo controlled study and there may be other factors that influenced the results, we believed the lower levels of CK and the other enzymes compared to baseline potentially indicate a reduction in muscle damage and may be evidence of ezutromid activity. However, in our Phase 1b modified diet trial, we did not observe a change in the levels of CK when patients received ezutromid as compared to when patients received a placebo. Likewise, we may not observe changes in levels of CK or other enzyme markers of muscle damage in longer-term clinical trials.

If we are required to conduct additional clinical trials or other testing of ezutromid or ridinilazole or any other product candidate that we develop beyond those that we contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these clinical trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

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

Because we are developing ezutromid for the treatment of a disease in which there is little clinical experience, there is increased risk that the outcome of our clinical trials of ezutromid will not be favorable.

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

In the last few years, a test of the distance walked by a patient in six minutes, commonly referred to as the six minute walk test, has been used as an endpoint in several clinical trials of product candidates for patients with DMD. It is viewed by U.S. and European regulators as the only primary outcome measure for DMD trials. We may nonetheless experience setbacks with our clinical trials for ezutromid or the clinical trials for our future product candidates for DMD because of the limited clinical experience in this indication. For example, regulators have not yet established what change in the distance walked in the six minute walk test is required to be demonstrated in a clinical trial of a DMD therapy in order to signify a clinically meaningful result or obtain marketing approvals. As a result, we may not achieve the pre-specified endpoint with statistical significance in clinical trials of ezutromid or of our other future product candidates for DMD, which would decrease the chance of obtaining marketing approval for ezutromid or our other future product candidates for DMD.

Our focus on utrophin modulation as a potential treatment for DMD is unproven, and we do not know whether we will be able to develop any products of commercial value for this indication.

Our scientific approach for treating DMD focuses on the discovery and development of utrophin modulators. There is no marketed drug that relies on utrophin modulation whereby the production of utrophin is maintained to compensate for the lack of dystrophin for the treatment of DMD or any other indication. As a result, we may not be able to replicate the results of our preclinical studies in our clinical trials of ezutromid, and our focus on targeting utrophin modulation may not result in the discovery and development of commercially viable drugs that safely and effectively treat DMD or other muscle-wasting disorders.

Moreover, we have not yet identified the level of utrophin modulation and associated production of utrophin needed to provide a clinical benefit to DMD patients. In our two completed Phase 1b clinical trials of ezutromid, we observed variable plasma levels of drug among patients. Although only a proportion of patients in each trial had plasma concentrations exceeding the concentration level that, based on the results of our preclinical studies, corresponds to a 50% increase in utrophin expression, we believe that all the patients may still have achieved plasma levels of ezutromid sufficient to modulate the production of utrophin to a lesser extent and possibly result in clinical benefit. This belief is based in part on the work of Professor Kay Davies and her research group at the University of Oxford, in which the continued expression of utrophin protein in the transgenic lines of an mdx mouse, even at levels just above those in a normal mdx mouse, had a meaningful, positive effect on muscle performance. Nonetheless, we do not know whether utrophin modulation has been achieved, and if it has, whether the level of utrophin modulation and production in fact resulted in a clinical benefit for these patients.

If we experience delays or difficulties in the enrollment of patients in our clinical trials, our receipt of necessary marketing approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates, including our ongoing and planned clinical trials of ezutromid and ridinilazole, if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials. DMD is a rare disease with a relatively small patient population, which could result in slow enrollment of clinical trial participants. Because we expect that our current and planned clinical trials for DMD will be limited to boys in a specified age range and with a certain level of physical ability only, the number of patients eligible for our clinical trials is even smaller. Further, there are only a limited number of specialist physicians that treat DMD patients, and major clinical centers are concentrated in a few geographic regions. CDI is an acute infection that requires rapid diagnosis. For our clinical trials of ridinilazole, we need to identify potential patients, test them for CDI and enroll them on the clinical trial within a 24-hour period. In addition, our competitors in both DMD and CDI have ongoing clinical trials for product candidates that could be competitive with our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.

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

Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of patients in our ongoing and planned clinical trials of ezutromid and ridinilazole or any of our other clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

If serious adverse or inappropriate side effects are identified during the development of ezutromid or ridinilazole or any other product candidate, we may need to abandon or limit our development of that product candidate.

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

Even if ezutromid or ridinilazole or any other product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If ezutromid, ridinilazole or any of our other future product candidates receive marketing approval, such products may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues or any profits from operations. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages compared to alternative treatments or competitive products;

•	the prevalence and severity of any side effects;

•	the ability to offer our product candidates for sale at competitive prices, including in the case of ridinilazole, which we expect, if approved, will compete with vancomycin and metronidazole, both of which are available in generic form at low prices, and the recently launched antibiotic, fidaxomicin;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement;

•	the timing of any such marketing approval in relation to other product approvals;

•	support from patient advocacy groups; and

•	any restrictions on concomitant use of other medications.

Our ability to negotiate, secure and maintain third-party coverage and reimbursement may be affected by political, economic and regulatory developments in the United States, the European Union and other jurisdictions. Governments continue to impose cost containment measures, and third-party payors are increasingly challenging prices charged for medicines and examining their cost effectiveness, in addition to their safety and efficacy. These and other similar developments could significantly limit the degree of market acceptance of ezutromid or ridinilazole or any of our other future product candidates that receive marketing approval.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be successful in commercializing ezutromid or ridinilazole or any other product candidate if and when such product candidates are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale or marketing of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. If ezutromid receives marketing approval, we intend to commercialize it initially in the United States and Europe with our own focused, specialized sales force. Outside of the United States and Europe, we plan to evaluate the potential for utilizing collaboration, distribution and other marketing arrangements with third parties to commercialize ezutromid. We may determine to commercialize ridinilazole directly in the United States and Europe with our own specialized sales force or seek third-party collaborators for the development and commercialization of ridinilazole. There are risks involved with establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

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

There is currently no approved therapy for the treatment of DMD applicable to all DMD patients that seeks to alter the progression of the disease. Corticosteroids are the current standard of care for DMD patients, although these are symptomatic treatments that do not address the underlying cause of DMD. PTC Therapeutics, Inc. is developing ataluren (TranslarnaTM), which is a small molecule that enables formation of functional dystrophin in DMD patients with nonsense mutations. DMD caused by nonsense mutations affects approximately 13% of all DMD patients. The European Commission has granted conditional approval for ataluren in Europe, and PTC is commercializing ataluren in several European countries. Other biopharmaceutical companies, including BioMarin Pharmaceutical Inc., following their recent acquisition of Prosensa Holding N.V., and Sarepta Therapeutics, Inc., are developing treatments for DMD based on exon-skipping approaches. We believe that there are exon-skipping therapies currently in clinical development to address four of these exons and that skipping of these exons would treat in the aggregate less than one-third of all DMD patients. A number of other companies are pursuing alternative therapeutic approaches for the treatment of DMD, including Pfizer, Inc. and Bristol-Myers Squibb Company, which are pursuing an approach based on muscle tissue growth through myostatin inhibition. For more information, see “Business—Competition” in this Annual Report. We believe that our approach of utrophin modulation has the potential to treat the entire population of DMD patients, unlike other DMD approaches that also seek to alter the progression of the disease but only address subsets of the total DMD population. We expect the price that we will charge for ezutromid, if approved, will reflect its status as an orphan drug that will be directed at a smaller population of patients.

Several pharmaceutical and biotechnology companies have established themselves in the market for the treatment of CDI, and several additional companies are developing products for the treatment of CDI. The current standard of care for CDI is treatment with the broad spectrum antibiotics vancomycin and metronidazole, both of which are available in generic form in the United States. Generic antibiotic therapies typically are sold at lower prices than branded antibiotics and generally are preferred by managed care providers of health services. The antibiotic fidaxomicin (DificidTM in the United States and DificlirTM in Europe), which is marketed in the United States by Cubist Pharmaceuticals, Inc., or Cubist, a wholly owned subsidiary of Merck & Co., Inc. and in Europe by Astellas Pharma Inc., was recently approved for treatment of CDI in the United States and the European Union. Other antibiotics in late-stage clinical trials include cadazolid, which is being developed by Actelion Pharmaceuticals Limited and is currently in Phase 3 clinical development and surotomycin, which was originally developed by Cubist and later acquired by Merck. Merck reported that it had received unfavorable efficacy data from a Phase 3 clinical trial for surotomycin in August 2015. A number of other approaches for the treatment of CDI are in development, including monoclonal antibodies, a vaccine and fecal biotherapy. For more information, see “Business—Competition” in this Annual Report.

Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are more effective, safer, have fewer or less severe side effects, are approved for broader indications or patient populations, or are more convenient or less expensive than any products that we develop and commercialize. Our competitors may also obtain marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

We believe that many competitors are attempting to develop therapeutics for the target indications of our product candidates, including academic institutions, government agencies, public and private research organizations, large pharmaceutical companies and smaller more focused companies.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining approvals from regulatory authorities and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to or necessary for our programs.

Even if we are able to commercialize ezutromid, ridinilazole or any other product candidate that we develop, the product may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

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

Our ability to commercialize ezutromid, ridinilazole or any other product candidate successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the E.U. and U.S. healthcare industries and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that coverage and reimbursement will be available for ezutromid, ridinilazole or any other product that we commercialize and, if coverage and reimbursement are available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for ezutromid may be particularly difficult because of the higher prices typically associated with drugs directed at smaller populations of patients. In addition, third-party payors are likely to impose strict requirements for reimbursement of a higher priced drug. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval.

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

We have separate product liability insurance policies that cover each of our clinical trials. These policies each provide coverage of up to £5.0 million in the aggregate for clinical trials, or portions thereof, conducted in Europe and up to $5.0 million in the aggregate for clinical trials, or portions thereof, conducted in the United States. The insurance policies covering our clinical trials in the United States are also subject to a per claim deductible. The amount of insurance that we currently hold may not be adequate to cover all liabilities that we may incur. We will need to increase our insurance coverage when and if we begin commercializing ezutromid, ridinilazole or any other product candidate that receives marketing approval. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

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

We have based our research and development efforts for DMD on utrophin modulators, including ezutromid, a potential optimized formulation of ezutromid, our second generation utrophin modulators and future generation utrophin modulators, and for CDI on ridinilazole. Notwithstanding our large investment to date and anticipated future expenditures in proprietary technologies that we use in the discovery of product candidates for DMD and CDI, we have not yet developed, and may never successfully develop, any marketed drugs using this approach. As a result of pursuing the development of product candidates using our proprietary technologies, we may fail to develop product candidates or address indications based on other scientific approaches that may offer greater commercial potential or for which there is a greater likelihood of success. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development.

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

We do not currently have any agreements with third-party manufacturers for the long-term clinical or commercial supply of any of our product candidates. We currently engage a single third-party manufacturer to provide clinical material of the API and fill and finish services for the final drug product formulation of ezutromid that is being used in our clinical trials. A second third-party clinical supplier is responsible for the labelling and shipping of the final drug product to the clinical trial sites. We are engaged with a different drug product supplier to provide final drug product of the optimized formulation of ezutromid that is being evaluated in our ongoing Phase 1 clinical trial. For ridinilazole, we engage two other third-party manufacturers to provide clinical material of the API and fill and finish services to supply final drug product that is used in our on-going clinical trials. A third supplier is engaged to provide packaging, labelling and distribution services for the ongoing Phase 2 clinical trial. We may be unable to conclude agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms.

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

Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the clinical trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practice, or GCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity of data and confidentiality of clinical trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a U.S. government-sponsored database, www.ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Similar GCP and transparency requirements apply in the European Union. The U.S. National Institutes of Health also recently announced plans to require sponsors to post results of clinical trials for unapproved products, including unfavorable results in clinical trials for unapproved uses of approved products.

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

We have formed a strategic alliance with the University of Oxford pursuant to which we acquired an exclusive option to license intellectual property that is generated as part of our research in utrophin modulation. The goal of our strategic alliance with the University of Oxford is to identify and develop future generations of utrophin modulators that will include new mechanisms that could complement ezutromid and our second generation modulators. We rely on this strategic alliance and the University of Oxford to help identify and develop future generations of utrophin modulators. The continuation of a good relationship with the University of Oxford is important to our discovery and research efforts in this area. If our relationship with the University of Oxford deteriorates, if the University of Oxford fails to devote sufficient resources to the strategic alliance or if the University of Oxford challenges our option to license any intellectual property generated as part of the strategic alliance, our business prospects could be materially adversely affected.

We may depend on collaborations with third parties for the development and commercialization of some of our product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

Although we are evaluating our options to maximize the commercial opportunity for ridinilazole, including the relative merits of retaining commercialization rights for ourselves, our preference is to seek a third-party collaborator for ridinilazole. In addition, although we expect to commercialize ezutromid ourselves in the United States and Europe, we plan to evaluate the potential for utilizing collaboration, distribution and other marketing arrangements with third parties to commercialize ezutromid in other geographies. Moreover, we may seek third-party collaborators for development and commercialization of any future product candidates.

Our likely collaborators for any marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. We are not currently party to any such arrangement for ezutromid or ridinilazole. However, if we do enter into any such arrangements with any third parties in the future, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements.

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

For example, in 2009, we assigned certain technology relating to our DMD program to BioMarin. BioMarin conducted a Phase 1 clinical trial of a prior formulation of ezutromid in 48 healthy adult volunteers. In this clinical trial, subjects achieved low systemic exposure of the drug and there was variability of systemic exposure across subjects. Following this clinical trial of a prior formulation of ezutromid, BioMarin elected not to continue development of our assigned technology, citing pharmaceutical and pharmacokinetic challenges. In public statements, BioMarin indicated that it had concluded that the likelihood of achieving a therapeutic effect in DMD patients was highly unlikely. In 2010, BioMarin transferred the assets, and all commercialization rights, back to us.

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

The laws of foreign countries may not protect our patent rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than U.S. law does. In addition, for the foregoing reasons, we may not pursue or obtain patent protection in all major markets or may not obtain protection that enables us to prevent the entry of third parties into the market.

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

Moreover, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or the USPTO, or become involved in opposition, derivation, reexamination, reissue, inter partes review, post grant review, interference proceedings or other patent office proceedings, court litigation or International Trade Commission proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation concerning our patent rights could reduce the scope of or prevent the enforceability of, or invalidate, our patent rights, allowing third parties to commercialize our technology or products, or equivalent or similar technology or products, and so to compete directly with us, without payment to us, or, where such proceedings involve third-party patents, result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened or narrowed by operation of any of the foregoing, such an event could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

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

For example, although ridinilazole is protected by a U.S. composition of matter patent that recites hydrated forms of ridinilazole and a pharmaceutically acceptable excipient, and a method of treatment patent for Clostridium difficile associated disease, patent protection is not available for composition-of-matter claims that only recite the active pharmaceutical ingredient for ridinilazole without limitation to its use. Because ridinilazole lacks composition-of-matter protection for its active pharmaceutical ingredient, competitors will, subject to obtaining marketing approval, be able to offer and sell products with the same active pharmaceutical ingredient so long as these competitors do not infringe any other issued patents that would otherwise cover the drug’s usage, methods of treatment using the drug, drug formulations, drug dosage forms and the like. Moreover, method-of-treatment patent claims are more difficult to enforce than composition-of-matter claims for reasons including off-label sale, potential divided infringement issues and use of the subject compound in non-infringing manners. Physicians are permitted to prescribe an approved product for uses that are not described in the product’s labeling. Although off-label prescriptions may infringe our method-of-treatment patents, the practice is common across medical specialties and such infringement is difficult to prevent or prosecute. Off-label sales would limit our ability to generate revenue from the sale of our product candidates, if approved for commercial sale. In addition, if a third party were able to design around our dosage-form and formulation patents and create a different formulation and dosage form that is not covered by our patents or patent applications, we would likely be unable to prevent that third party from manufacturing and marketing its product.

In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity, such as orphan drug exclusivity in the United States, which we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Legal and regulatory developments in the European Union and elsewhere may also result in clinical trial data submitted as part of a marketing authorization application becoming publicly available. Such developments could enable other companies to use our clinical trial data to assist in their own product development and to obtain marketing authorizations in the European Union and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights. Our attempts to prevent third parties from circumventing our intellectual property and other rights may ultimately be unsuccessful. We may also fail to take the required actions or pay the necessary fees to maintain our patents.

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

We may become involved in lawsuits or other enforcement proceedings to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and potentially unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property or that our patent and other intellectual property rights are invalid or unenforceable, including for anti-trust reasons. As a result, in a patent infringement proceeding, a court or administrative body may decide that a patent of ours is invalid or unenforceable, in whole or in part, or may construe the patent’s claims narrowly and so refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the competitor technology in question. Even if we are successful in a patent infringement action, the unsuccessful party may subsequently raise antitrust issues and bring a follow-on action thereon. Antitrust issues may also provide a bar to settlement or constrain the permissible settlement terms. Further, settlement agreements in the pharmaceutical sector are the subject of ongoing review by the antitrust authorities in the European Union.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the intellectual property and other proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference, derivation, inter partes review, reexamination, reissue or post-grant review proceedings before the USPTO. The risks of being involved in such litigation and office proceedings may also increase as our product candidates approach commercialization, and as we gain greater visibility as a publicly traded company in the United States. Third parties may assert infringement claims against us based on existing or future intellectual property rights and so restrict our freedom to operate. Third parties may also seek injunctive relief against us, whereby they would attempt to prevent us from practicing our technologies altogether pending outcome of any litigation against us. We may not be aware of all such intellectual property rights potentially relating to our product candidates prior to their assertion against us. For example, we have not conducted an in-depth freedom-to-operate search or analysis for ezutromid or ridinilazole. Any freedom-to-operate search or analysis previously conducted may not have uncovered all relevant patents and pending patent applications, and there may be pending or future patent applications that, if issued, would block us from commercializing ezutromid or ridinilazole. Thus, we do not know with certainty whether ezutromid, ridinilazole or any other product candidate or our commercialization thereof, does not and will not infringe any third party’s intellectual property.

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

Risks Related to Regulatory Approval and Marketing of our Product Candidates

Even if we complete the necessary clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of some or all of our product candidates. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates, including ezutromid and ridinilazole, and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market ezutromid, ridinilazole or any of our other future product candidates from regulatory authorities in any jurisdiction.

We have only limited experience in filing and supporting the applications necessary to obtain marketing approvals for product candidates and expect to rely on third-party contract research organizations to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Regulatory authorities may determine that ezutromid, ridinilazole or any of our other future product candidates are not effective or only moderately effective, or have undesirable or unintended side effects, toxicities, safety profiles or other characteristics that preclude us from obtaining marketing approval or that prevent or limit commercial use.

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

In order to market and sell ezutromid, ridinilazole and our other future product candidates in jurisdictions other than the United States and Europe, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA or EMA approval. The regulatory approval process outside the United States and Europe generally includes all of the risks associated with obtaining FDA and EMA approval. In addition, some countries outside the United States and Europe require approval of the sales price of a drug before it can be marketed. In many countries, separate procedures must be followed to obtain reimbursement. We may not obtain marketing, pricing or reimbursement approvals outside the United States and Europe on a timely basis, if at all. Approval by the FDA or the EMA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States and Europe does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA or the EMA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. Marketing approvals in countries outside the United States and Europe do not ensure pricing approvals in those countries or in any other countries, and marketing approvals and pricing approvals do not ensure that reimbursement will be obtained.

Our ability to obtain and maintain conditional marketing authorizations in the European Union is limited to specific circumstances and subject to several conditions and obligations. A failure to renew any conditional approval that we obtain prior to full approval for the applicable indication would prevent us from continuing to market our products.

Conditional marketing authorizations based on incomplete clinical data may be granted for a limited number of listed medicinal products for human use, including products designated as orphan medicinal products under

E.U. law, if (1) the risk-benefit balance of the product is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) unmet medical needs will be fulfilled and (4) the benefit to public health of the immediate availability on the market of the medicinal product outweighs the risk inherent in the fact that additional data are still required. Specific obligations, including with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data, may be specified in the conditional marketing authorization. Conditional marketing authorizations are valid for one year and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions. Even if we obtain conditional approval for ezutromid for the treatment of DMD or ridinilazole for the treatment of CDI, we may not be able to renew such conditional approval.

Even if we obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

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

The FDA and other federal and state agencies, including the Department of Justice, closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of drugs in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our products for their approved indications, we may be subject to enforcement action for off-label marketing. Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act and other statutes, including the False Claims Act and other federal and state health care fraud and abuse laws as well as state consumer protection laws. Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

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

If a drug is intended for the treatment of a serious or life threatening condition and the drug demonstrates the potential to address unmet medical need for this condition, the drug sponsor may apply for FDA fast track designation. The FDA has granted fast track designation for ridinilazole. However, a fast track designation does not ensure that ridinilazole will receive marketing approval or that approval will be granted within any particular timeframe. We may also seek fast track designation for ezutromid or other future product candidates. Even if the

FDA grants fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Priority review designation by the FDA may not lead to a faster regulatory review or approval process and, in any event, does not assure FDA approval of our product candidates.

If the FDA determines that a product candidate offers major advances in treatment or provides a treatment where no adequate therapy exists, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. Because the FDA designated ridinilazole as a qualified infectious disease product, or QIDP, ridinilazole also will receive priority review. We may also request priority review for ezutromid or other future product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily mean a faster regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or thereafter.

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

Regulatory authorities in some jurisdictions, including Europe and the United States, may designate drugs for relatively small patient populations as orphan drugs. The FDA has granted orphan drug designation to ezutromid for the treatment of DMD, and the EMA has designated ezutromid as an orphan medicinal product. Generally, if a product with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of market exclusivity, which, subject to certain exceptions, precludes the EMA from accepting another marketing application for a similar medicinal product or the FDA from approving another marketing application for the same drug for the same indication for that time period. The applicable market exclusivity period is seven years in the United States and ten years in the European Union. The E.U. exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation, including if the drug is sufficiently profitable so that market exclusivity is no longer justified.

In the European Union, a “similar medicinal product” is a medicinal product containing a similar active substance or substances as contained in a currently authorized orphan medicinal product, and which is intended for the same therapeutic indication. For a drug such as ezutromid, the FDA defines “same drug” as a drug that contains the same active moiety and is intended for the same use. Obtaining orphan drug exclusivity for ezutromid for DMD, both in the United States and in Europe, may be important to the product candidate’s success. If a competitor obtains orphan drug exclusivity for and approval of a product with the same indication as ezutromid before we do and if the competitor’s product is the same drug or a similar medicinal product as ours, we could be excluded from the market.

Moreover, even if we obtain orphan drug exclusivity for ezutromid for DMD, we may not be able to maintain it. For example, if a competitive product that is the same drug or a similar medicinal product as our product candidate is shown to be clinically superior to our product candidate, any orphan drug exclusivity we have obtained will not block the approval of such competitive product. In addition, orphan drug exclusivity will not prevent the approval of a product that is the same drug as our product candidate if the FDA finds that we cannot assure the availability of sufficient quantities of the drug to meet the needs of the persons with the disease or condition for which the drug was designated. Finally, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different products can be approved for the same condition.

Our relationships with customers, healthcare providers and professionals and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of any product candidates, including ezutromid or ridinilazole, for which we obtain marketing approval. Our future arrangements with customers, healthcare providers and professionals and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include, and are not limited to, the following:

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

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of ezutromid, ridinilazole or any of our other future product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates, including ezutromid or ridinilazole, for which we obtain marketing approval.

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

There have been multiple attempts through legislative action and legal challenge to repeal or amend the Affordable Care Act. Although the U.S. Supreme Court in King v. Burwell upheld the use of subsidies to individuals in federally facilitated health care exchanges on June 25, 2015, which ultimately did not disrupt significantly the implementation of the Affordable Care Act, we cannot predict whether other current or future efforts to repeal or amend these laws will be successful, nor can we predict the impact that such a repeal or amendment would have on our business and operations, or on our results of operations. In addition, there are numerous steps required to implement the Affordable Care Act, and implementation remains ongoing. Congress also has enacted, and may continue to seek, legislative changes that alter, delay, or eliminate some of its provisions. On February 1, 2016, the Centers for Medicare and Medicaid Services released a long-awaited new rule, the Medicaid Program Covered Outpatient Drug Final Rule, effective April 1, 2016, implementing various provisions related to “covered outpatient drugs,” including revising the calculation of “average manufacturer price” and addressing other issues relating to Medicaid price reporting and reimbursement. These and other changes contribute to the uncertainty of the ongoing implementation and impact of the Affordable Care Act; they also underscore the potential for additional reform going forward. Certain provisions of enacted or proposed legislative changes may negatively impact coverage and reimbursement of healthcare items and services. We cannot assure that the Affordable Care Act, as currently enacted or as amended in the future, will not adversely affect our business and financial results and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

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

We are highly dependent on the principal members of our executive and scientific teams, including Glyn Edwards, our Chief Executive Officer, Erik Ostrowski, our Chief Financial Officer, Dr. Ralf Rosskamp, our Chief Medical Officer, Dr. Jonathon Tinsley, our Chief Scientific Officer, DMD, and Dr. Richard Vickers, our Chief Scientific Officer, Antimicrobials. Although we have formal employment agreements with each of our executive officers, these agreements do not prevent our executives from terminating their employment with us at any time. We do not maintain “key person” insurance on any of our executive officers. The unplanned loss of the services of any of these persons could materially impact the achievement of our research, development and commercialization objectives.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel, including in the United States where we plan to continue to expand our physical presence, will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous biotechnology and pharmaceutical companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

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

The market prices of our ADSs on the NASDAQ Global Market and of our ordinary shares on AIM may be volatile and fluctuate substantially. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders of our ADSs and ordinary shares may not be able to sell their ADSs or ordinary shares at or above the price at which they were purchased. The market price for the ADSs and ordinary shares may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials of ezutromid, ridinilazole and any other future product candidate that we develop;

•	results of clinical trials of product candidates of our competitors;

•	changes or developments in laws or regulations applicable to ezutromid and ridinilazole and any other future product candidates that we develop;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the biotechnology and pharmaceutical sectors;

•	general economic, industry and market conditions;

•	the trading volume of ADSs on the NASDAQ Global Market and of our ordinary shares on AIM; and

•	the other factors described in this “Risk Factors” section.

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

Securities traded on AIM may carry a higher risk than shares traded on other exchanges that may impact the value of your investment.

Our ordinary shares are currently traded on AIM. Investment in equities traded on AIM is perceived by some to carry a higher risk than an investment in equities quoted on exchanges with more stringent listing requirements, such as the London Stock Exchange, New York Stock Exchange or the NASDAQ Stock Market. This is because AIM imposes less stringent corporate governance and ongoing reporting requirements than those other exchanges. In addition, AIM requires only semi-annual, rather than quarterly, financial reporting. You should be aware that the value of our ordinary shares may be influenced by many factors, some of which may be specific to us and some of which may affect AIM-listed companies generally, including the depth and liquidity of the market, our performance, a large or small volume of trading in our ordinary shares, legislative changes and general economic, political or regulatory conditions, and that the prices may be volatile and subject to extensive fluctuations. Therefore, the market price of our ordinary shares underlying the ADSs may not reflect the underlying value of our company.

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

We are a “foreign private issuer,” as defined in the rules and regulations of the Securities and Exchange Commission, or the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for public companies organized in the United States.

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

As a foreign private issuer, we are not subject to certain NASDAQ corporate governance rules applicable to public companies organized in the United States.

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

For example, we are exempt from regulations of the NASDAQ Stock Market that require listed companies organized in the United States to:

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to these NASDAQ Stock Market requirements.

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

As a “foreign private issuer” we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under SEC rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on July 31, 2016.

In the future, we would lose our foreign private issuer status if a majority of our ordinary shares (including those represented by ADSs) are owned by U.S. shareholders and a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under applicable U.S. securities laws as a U.S. domestic issuer may be significantly higher than our current regulatory and compliance costs. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to report our results under U.S. Generally Accepted Accounting Principles, rather than under International Financial Reporting Standards, as a domestic registrant. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with corporate governance practices required for U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of the NASDAQ Stock Market that are available to foreign private issuers.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company until January 31, 2021 or such earlier time that we are no longer an emerging growth company. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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

As a company with ADSs that are publicly traded in the United States, and particularly after we are no longer an “emerging growth company,” we have incurred and will continue to incur significant legal, accounting and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Stock Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs.

Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting. However, as an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm until we are no longer an emerging growth company. To achieve compliance with Section 404 within the prescribed period, we are engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

Based on our estimated gross income, the average value of our gross assets and the nature of our business, we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our tax year ended January 31, 2016 and do not expect to be a PFIC during our tax year ending January 31, 2017. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which at least 75% of its gross income is passive income or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which fluctuates and which may fluctuate considerably given that market prices of biotechnology companies have been especially volatile. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held the ADSs, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Item 10.E Taxation.”

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

We are incorporated under U.K. law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by U.K. law, including the provisions of the Companies Act 2006, and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

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

As of April 15, 2016, our executive officers, directors and principal shareholders beneficially owned, in the aggregate, ordinary shares and ADSs representing approximately 48.91% of our outstanding share capital. As a result, if these shareholders were to choose to act together, they would be able to control or significantly influence all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other holders of ADSs and ordinary shares may desire.

In addition, and in accordance with the terms of our articles of association, our board is also in the process of implementing a classified board structure such that not all members of the board are elected at one time. Because our board of directors is responsible for appointing the members of our management team, this structure may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors.

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

Our management has broad discretion in the use of our cash and cash equivalents and could spend our cash in ways that do not improve our results of operations or enhance the value of our ADSs and ordinary shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the market price of the ADSs and ordinary shares to decline and delay the development of our product candidates.

Item 4:	Information on the Company

A.	History and Development of the Company

We were founded in 2003 and are a public limited company incorporated under the laws of England and Wales with the Registrar of Companies of England and Wales, United Kingdom. Our principal office is located at 85b Park Drive, Milton Park, Abingdon, Oxfordshire, OX14 4RY, and our telephone number is +(44) 1235 443 939. Our U.S. operations are conducted by our wholly-owned subsidiary Summit Therapeutics Inc., a Delaware corporation. Our ordinary shares have traded on AIM, which is a sub-market of the London Stock Exchange, since October, 2004, under the symbol “SUMM” and our American Depositary Shares have traded on the NASDAQ Global Market since March 2015, under the symbol “SMMT”.

Our website address is www.summitplc.com. The information contained on, or that can be accessed from, our website does not form part of this Annual Report. Our agent for service of process in the United States is C T Corporation System, 111 Eighth Avenue, New York, New York 10011.

In the three-year period ended January 31, 2016, we have invested a total of £0.1 million in equipment and facilities.

B.	Business

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. We are conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy, or DMD, and the infectious disease Clostridium difficile infection, or CDI.

Duchenne Muscular Dystrophy

Our lead DMD product candidate is ezutromid (formerly SMT C1100), an orally administered small molecule. We expect to commence enrollment and dosing of patients in a Phase 2 clinical trial of ezutromid in patients with DMD during the second quarter of 2016. This trial is designed to evaluate the potential benefits of longer-term dosing of ezutromid by measuring a number of endpoints related to muscle health and muscle function, along with monitoring the safety and tolerability of long-term exposure to ezutromid. We refer to this Phase 2 clinical trial as PhaseOut DMD, a Phase 2 proof of concept clinical trial. We expect to report data periodically during this trial with the first set of 24-week muscle biopsy data from the first group of patients enrolled expected to be reported in January 2017. Our DMD program is based on utrophin modulation, an approach to treating DMD that is independent of the underlying mutations in the dystrophin gene that cause the disease. We are a leader in the field of utrophin modulation, an approach that we believe has the potential to address the entire population of DMD patients. Other DMD approaches, such as exon-skipping and suppression of nonsense mutations, only address subsets of this population. The U.S. Food and Drug Administration, or the FDA, has granted orphan drug designation to ezutromid for the treatment of DMD, and the European Medicines Agency, or the EMA, has designated ezutromid as an orphan medicinal product.

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

To date, we have conducted three Phase 1 clinical trials of ezutromid. We completed a Phase 1 clinical trial of ezutromid in healthy volunteers in 2012, a Phase 1b clinical trial of ezutromid in DMD patients in May 2014 and another Phase 1b clinical trial of ezutromid in DMD patients in September 2015. The second Phase 1b clinical trial of ezutromid in DMD patients that evaluated the impact of diet on plasma levels of the drug. We refer to this second Phase 1b as our Phase 1b modified diet trial. In all of our Phase 1 trials, ezutromid was well tolerated at all doses tested with no serious adverse events reported. We hold exclusive worldwide commercialization rights for ezutromid for all indications.

In addition to the PhaseOut DMD clinical trial for ezutromid, we are also evaluating in a Phase 1 clinical trial a potential optimized formulation of ezutromid. We are also currently pursuing a broad utrophin modulator technology program to develop second and future generation utrophin modulator product candidates. This development is being undertaken as part of a strategic alliance with research groups at the University of Oxford.

Clostridium difficile Infection

Our lead CDI product candidate is ridinilazole (formerly SMT19969), an orally administered small molecule antibiotic. We reported positive top-line results from a Phase 2 clinical trial of ridinilazole in November 2015 and reported additional data in April 2016. Ridinilazole is designed to selectively target Clostridium difficile bacteria without causing collateral damage to the gut flora and thereby reduce CDI recurrence rates, which is the key clinical issue in this disease. The FDA has designated ridinilazole as a qualified infectious disease product, or QIDP, and the FDA granted ridinilazole fast track status in July 2015. In 2013, the Centers for Disease Control and Prevention of the U.S. Department of Health and Human Services, or CDC, highlighted CDI as one of three pathogens that pose an immediate public health threat and require urgent and aggressive action.

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

We completed a Phase 1 clinical trial of ridinilazole in healthy volunteers in 2013. In this Phase 1 clinical trial, ridinilazole was highly selective for total clostridia bacteria with minimal impact on the other gut flora of subjects, which was consistent with the results of our preclinical studies of ridinilazole. In November 2015, we reported top-line results from our double blind, randomized, active controlled Phase 2 clinical trial that evaluated ridinilazole compared to the current standard of care, vancomycin, for the treatment of CDI. The Phase 2 clinical trial exceeded its primary endpoint of non-inferiority, with ridinilazole achieving statistical superiority over vancomycin in sustained clinical response, or SCR. The statistical superiority was driven by a large numerical reduction in recurrent disease compared with vancomycin. Preliminary analysis of the data from our Phase 2 clinical trial of ridinilazole also showed ridinilazole to be highly preserving of the gut microbiome compared to patients who received vancomycin, who experienced substantial damage to the gut microbiome which for many patients persisted during the 30-day post-treatment period. Ridinilazole was well tolerated at all doses tested in both the Phase 1 and Phase 2 clinical trials. We hold exclusive worldwide commercialization rights for ridinilazole for all indications.

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

Rapidly advance the development of our lead product candidates, ezutromid for DMD and ridinilazole for CDI.

We are focusing our resources and business efforts primarily on rapidly advancing the development of ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI. We believe that there is significant market potential for each of these product candidates. We also believe that the orphan drug designation of ezutromid and the QIDP and fast track designations of ridinilazole may expedite the regulatory review process for each of these product candidates and potentially provide market protection benefits. We expect to commence enrollment and dosing of patients in PhaseOut DMD at trial sites in the United Kingdom during the second quarter of 2016 and at trial sites in the United States during the third quarter of 2016. This Phase 2 clinical trial is expected to evaluate the benefits of longer-term dosing of ezutromid by measuring a number of endpoints related to muscle health and muscle function, including levels of utrophin protein in muscle fibers and levels of muscle fiber regeneration from muscle biopsies, changes in muscle inflammation and fat infiltration through the use of magnetic resonance imaging, or MRI, the distance walked during the six minute walk test and the North Star Ambulatory Assessment, a test of motor functions. We expect to report data periodically during this trial with the first set of 24-week muscle biopsy data from the first group of patients enrolled expected to be reported in January 2017. We reported top-line data from our double blind, randomized, active controlled Phase 2 clinical trial that evaluated ridinilazole compared to vancomycin for the treatment of CDI in November 2015. The primary endpoint of the trial was exceeded with ridinilazole achieving statistical superiority over vancomycin in sustained clinical response, with this superiority being driven by a large numerical reduction in recurrent disease compared to vancomycin. We are undertaking activities required to advance ridinilazole into Phase 3 clinical trials and, as detailed below, evaluating our options to maximize the commercial potential of ridinilazole.

Maintain and expand our leadership in the field of utrophin modulation.

We are developing ezutromid as the first of a new class of drugs called utrophin modulators. Utrophin modulation is an approach to treating DMD that is independent of the underlying dystrophin gene mutation. Our co-founder and scientific advisor, Professor Kay Davies at the University of Oxford, discovered utrophin and then developed the concept of utilizing utrophin modulation as a treatment potentially applicable to all DMD patients. Our DMD program was founded to develop and commercialize drugs for DMD using this approach to treatment. We plan to apply and enhance our existing knowledge, experience and proprietary rights to maintain and expand our leadership in the field of utrophin modulation. For example, in addition to the PhaseOut DMD clinical trial for ezutromid, we are also evaluating in a Phase 1 clinical trial a potential optimized formulation of ezutromid. We are also currently pursuing a broad utrophin modulator technology program consisting of internally developed second generation utrophin modulators designed to include improved pharmacokinetic properties and a pipeline of novel, future generation utrophin modulators with potential new mechanisms that we are developing in collaboration with the University of Oxford.

Commercialize ezutromid for DMD in the United States and Europe with our own specialty commercial team.

We hold exclusive worldwide commercialization rights for ezutromid for all indications. If ezutromid receives marketing approval, we intend to commercialize it initially in the United States and Europe with our own focused, specialized sales force that we plan to establish. We believe that medical specialists treating DMD are sufficiently concentrated that we will be able to effectively promote ezutromid with a targeted sales team in these and potentially other key territories. We also believe that our relationships with patient advocacy groups will strengthen our ability to market ezutromid. Outside of the United States and Europe, we plan to evaluate the potential for utilizing collaboration, distribution and other marketing arrangements with third parties to commercialize ezutromid.

Maximize the commercial potential of ridinilazole.

We hold exclusive worldwide commercialization rights for ridinilazole for all indications. We are evaluating our options to maximize the commercial opportunity for ridinilazole. We may seek third-party collaborators for the development and commercialization of ridinilazole. Although our preference is to seek a third-party collaborator, we also intend to continue to evaluate the relative merits of retaining commercialization rights for ourselves or seeking funding from government entities and philanthropic, non-government and not for profit organizations. In this evaluation, we expect to consider factors such as the anticipated development costs required to achieve marketing approval, the sales and marketing resources required in each territory in which we receive approval, the relative size of the market opportunity in such territory, the particular expertise of the third party and the proposed financial terms of the arrangement.

Seek additional governmental and other third party grants and support.

We have obtained development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. For example, we have received grant funding and clinical trial support from Innovate UK and several DMD organizations, including groups based in the United States, such as the Muscular Dystrophy Association, Parent Project Muscular Dystrophy, Charley’s Fund, Cure Duchenne, Foundation to Eradicate Duchenne and the Nash Avery Foundation, and groups based in the United Kingdom, such as Joining Jack. The Wellcome Trust Limited provided funding for our recently completed Phase 2 clinical trial of ridinilazole. We plan to continue to encourage these types of organizations to provide additional funding and support for our development programs.

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

Based on prevalence data published in July 2015 by Orphanet, a publicly available reference portal for information on rare diseases and orphan drugs, we estimate that there are approximately 50,000 DMD patients in the developed world and 250,000 DMD patients globally. According to an article published in 2013 in the peer reviewed journal Muscle & Nerve, approximately one in every 5,000 males is born with DMD. All ethnic groups are generally susceptible to DMD at approximately the same rates. Approximately two-thirds of DMD cases are due to inherited mutations, with the remainder being the result of spontaneous mutations in the dystrophin gene in patients with no familial history of the disease.

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

Current DMD Treatments and Development Approaches

There is currently no approved therapy for the treatment of DMD applicable to all DMD patients that seeks to alter the progression of the disease. Corticosteroids are prescribed to DMD patients from a young age to help treat symptoms of the disease. However, long-term use of corticosteroids is associated with severe side effects and concerns over weight gain. Other treatments to manage the symptoms of the disease include regular physiotherapy, surgery and mechanical support, such as wheelchairs and leg braces, and dietary supplements. The FDA recognizes the unmet medical need in DMD, the devastating nature of the disease for patients and their families and the urgency to make new treatments available. The FDA publicly stated in October 2014 that it remains committed to working with all companies to expedite the development and approval of safe and effective drugs to treat this disease. The Director of the FDA’s Center for Drug Evaluation and Research also stated in a speech in July 2014 that the agency was willing to explore the use of all potential pathways for approval of DMD drugs, including accelerated approval, as appropriate. In June 2015, the FDA issued draft guidance on developing drugs for the treatment of DMD and related dystrophinopathies.

There are different approaches in development for the treatment of DMD, some of which seek to alter the progression of the disease by targeting the underlying genetic cause and others that seek to provide symptomatic relief. One approach that seeks to alter the progression of the disease involves targeting the specific genetic mutations known as nonsense mutations. Nonsense mutations create a premature stop signal in the translation of the genetic code and prevent the production of functional dystrophin protein. DMD caused by nonsense mutations affects approximately 13% of all DMD patients. Other disease modifying treatment approaches for DMD are based on a scientific approach known as exon-skipping. Exons are organic molecules known as nucleotides within the DNA strand that the cellular machinery translates to make truncated but functional protein.

In a sub-population of DMD patients, synthesis of the dystrophin protein is disrupted because of mutations that may be due, among other things, to deleted exons. Exon-skipping technology seeks to allow the production of a truncated but still functional dystrophin protein. According to an article published in 2009 in the peer reviewed journal Human Mutation, skipping of the ten most common exons would treat in aggregate approximately 41% of all DMD patients. We believe that there are exon-skipping therapies currently in clinical development to address four of these exons and that skipping of these would treat in aggregate less than one-third of all DMD patients. A number of other treatments being developed seek to alleviate the symptoms of DMD. These include promotion of muscle tissue growth based on myostatin inhibition, anti-inflammatory and anti-fibrotic drugs, treatments to improve respiratory function, and gene therapy based approaches.

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

Ezutromid Overview

Our most advanced utrophin modulator product candidate is ezutromid, an orally administered small molecule.

To date, we have conducted three Phase 1 clinical trials of ezutromid. We completed a Phase 1 clinical trial of ezutromid in healthy volunteers in 2012, a Phase 1b clinical trial of ezutromid in DMD patients in May 2014 and another Phase 1b clinical trial of ezutromid in DMD patients in September 2015. The second Phase 1b clinical trial of ezutromid in DMD patients evaluated the impact of diet on plasma levels of the drug. We refer to this second Phase 1b trial as our Phase 1b modified diet trial. Our Phase 1b modified diet trial met its primary objective with patients achieving plasma levels of ezutromid that may be sufficient to modulate the production of utrophin protein and possibly result in clinical benefit while following specific dietary guidance.

In all three Phase 1 clinical trials, ezutromid was well tolerated at all doses tested with no serious adverse events reported.

We are currently conducting a Phase 2 clinical trial of ezutromid in patients with DMD. We refer to this Phase 2 trial as PhaseOut DMD. We expect to commence enrollment and dosing of patients in PhaseOut DMD at trial sites in the United Kingdom during the second quarter of 2016 and at trial sites in the United States during the third quarter of 2016. The PhaseOut DMD trial will evaluate the benefits of longer-term dosing of ezutromid by measuring a number of endpoints related to muscle health and muscle function, including levels of utrophin protein in muscle fibers and levels of muscle fiber regeneration from muscle biopsies, changes in muscle inflammation and fat infiltration through the use of MRI, distance walked during a six minute walk test and the North Star Ambulatory Assessment. We expect to report data periodically during this trial with the first set of 24-week muscle biopsy data from the first group of patients enrolled expected to be reported in January 2017.

We are currently developing ezutromid as a flavored aqueous suspension for use in our PhaseOut DMD trial, and we believe this formulation is appropriate for administration to DMD patients, especially children.

We are also developing an optimized formulation of ezutromid that may be capable of achieving higher plasma levels in all patients treated with ezutromid. In March 2016, we reported interim data from our ongoing Phase 1 dose escalating clinical trial of ezutromid. The interim data from the trial showed that, in healthy volunteers, one of the two new formulations achieved an over ten-fold increase in plasma levels of ezutromid compared to the current clinical formulation of ezutromid. This formulation was selected to progress into the second part of the trial and undergo evaluation in patients with DMD. The Phase 1 dose escalating clinical trial is also expected to evaluate higher doses of the new formulation.

The FDA has granted orphan drug designation to ezutromid for the treatment of DMD, and the EMA has designated ezutromid as an orphan medicinal product. In the United States, if a product with orphan designation receives FDA approval, the FDA will not approve a later product for the same indication that uses the same active ingredient for seven years, unless the later product is shown to be clinically superior. In the European Union, if an orphan medicinal product receives EMA approval, the EMA will not approve a later product for the same therapeutic indication and with the same method of action for ten years after the orphan medicinal product receives EMA approval, subject to certain exceptions, including if the later product demonstrates clinical superiority.

Ezutromid Clinical Development

To date we have completed three Phase 1 clinical trials of ezutromid, which are summarized in the table below. The design and results of each clinical trial are discussed in more detail further below.

Trial	Description	Duration of Treatment	Total No. of Patients	No. of Patients Treated with Ezutromid
Phase 1 healthy volunteer trial (Trial 01)	Double blind, placebo controlled, ascending single and multiple oral dose trial	10 days	49	36
Phase 1b DMD patient trial (Trial 02)	Open label, ascending single and multiple oral dose trial	10 days	12	12
Phase 1b modified diet trial (Trial 03)	Double blind, randomized, placebo controlled multiple oral dose trial with dietary guidance	14 days	12	12

Phase 1 Clinical Trial in Healthy Volunteers

In 2012, we completed a double blind, placebo controlled, ascending single and multiple oral dose Phase 1 clinical trial of ezutromid in healthy volunteers. We conducted this clinical trial at a single site in the United Kingdom under approval from the Medicines and Healthcare products Regulatory Agency, or MHRA, and the

U.K. Health Research Authority Ethics Review Committee, or the Ethics Review Committee. We enrolled 49 healthy male subjects who were between 18 and 55 years of age. Forty-seven subjects completed the clinical trial. Two subjects withdrew from the clinical trial for reasons unrelated to ezutromid.

The primary objective of the clinical trial was to determine the safety and tolerability of single and multiple oral doses of ezutromid in healthy male subjects. The secondary objectives were to determine the single and multiple oral dose pharmacokinetics of ezutromid based on the concentration of the drug in blood plasma and the effect of fasting on the single oral dose pharmacokinetics of ezutromid.

We conducted the clinical trial in two parts. Part 1 consisted of an ascending single dose study with a fasted effect evaluation. We evaluated a total of 32 subjects, who were divided into four equal cohorts of eight subjects each. Subjects in the four cohorts received one of the following doses of ezutromid: 50 mg/kg, 100 mg/kg, 200 mg/kg or 400 mg/kg. Six subjects in each cohort received ezutromid at the specified dose, and two subjects in each cohort received placebo. Each subject in the cohort receiving ezutromid at a dose of 200 mg/kg received doses under both fasted and fed conditions, while the subjects in the other cohorts received doses under normal, fed conditions, with no special dietary rules. One subject was removed during Part 1 of the clinical trial prior to dosing in a fasted state after testing positive for drug use.

Part 2 of the clinical trial consisted of a multiple ascending dose study. We evaluated a total of 16 subjects, who were divided into two cohorts of eight subjects each. In the first cohort, six subjects received 100 mg/kg doses of ezutromid and two subjects received placebo, in each case administered twice per day for ten days. In the second cohort, six subjects received 200 mg/kg doses of ezutromid and two subjects received placebo, in each case administered twice per day for ten days.

Analysis of Trial Results

We observed the following results from this clinical trial:

•	Ezutromid was Well Tolerated. In both Part 1 and Part 2 of the clinical trial, ezutromid was well tolerated at all doses tested. The only observed treatment related adverse event was pale stools, which only occurred at the 200 mg/kg and 400 mg/kg dose levels. The pale stools were attributed to unabsorbed ezutromid passing through the gastrointestinal tract at these higher dose levels. All other adverse events were mild in severity and resolved without treatment.

•	Higher Plasma Concentrations When Ezutromid Dosed with Food. The dietary state of subjects in the clinical trial had a meaningful effect on systemic exposure. As illustrated in the figure below, after we administered a single dose of 200 mg/kg of ezutromid to subjects in the 200 mg/kg cohort of Part 1 of the clinical trial, the mean plasma concentration of drug in the blood over time, as determined by quantification of the area under the curve, in the subjects when they were in a fed state (n = 6) was approximately five times higher than the same subjects when they were in a fasted state (n = 5).

•	Targeted Plasma Levels Achieved in All Subjects after Multiple Dosing. When we administered 100 mg/kg doses of ezutromid twice a day for ten days, the steady state plasma concentration achieved in all subjects was greater than 0.2 µM (67 ng/mL), which was the concentration that corresponded to a 50% increase in utrophin protein levels in our preclinical studies described in more detail below. The mean blood plasma concentration of ezutromid in the 12 hours following administration of the final dose is illustrated in the figure below. However, there were differences among subjects, with the amount of time that each subject had plasma concentrations of utrophin protein greater than 0.2 µM ranging from seven to 12 hours following dosing. Utrophin protein has a half-life of three to four weeks, and we believe that a few hours of exposure to ezutromid following regular dosing may lead to an accumulation of utrophin protein in muscle tissue over time. Subjects receiving 200 mg/kg doses of ezutromid twice a day for ten days did not achieve higher plasma concentrations of ezutromid than subjects receiving 100 mg/kg doses of ezutromid on this dosing schedule. As a result, we expect that the maximum dose of ezutromid in our future clinical trials will be 100 mg/kg.

•	Stable Plasma Levels of Ezutromid When Administered Through Multiple Dosing. When we administered 100 mg/kg doses of ezutromid twice a day for ten days with meals, all subjects achieved stable, or steady state, blood plasma concentrations of drug within three to five days after the beginning of dosing. However, we observed differences in plasma concentrations across subjects, which we believe resulted from varying levels of activity of CYP1A, a liver enzyme that metabolizes ezutromid, in different subjects.

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

The primary objective of the clinical trial was to determine the safety and tolerability of single and multiple oral doses of ezutromid. The secondary objectives were to determine the single and multiple oral dose pharmacokinetics of ezutromid and its metabolites in patients with DMD. In addition, an exploratory objective of the clinical trial was to quantify potential systemic activity biomarkers.

We divided the patients into three cohorts of four boys each. Patients in each of the cohorts received different doses of ezutromid for 11 days. The patients in all of the cohorts were treated in a fed state. The clinical trial protocol provided for the administration of ezutromid within ten minutes after consuming a substantial meal. Patients in the first cohort received the following doses of ezutromid:

•	a single 50 mg/kg dose on day one;

•	50 mg/kg doses administered twice per day on days two to ten; and

•	a single 50 mg/kg dose on day 11.

Patients in the second cohort received the following doses of ezutromid:

•	a single 100 mg/kg dose on day one;

•	100 mg/kg doses administered twice per day on days two to ten; and

•	a single 100 mg/kg dose on day 11.

Patients in the third cohort received the following doses of ezutromid:

•	a single 100 mg/kg dose on day one;

•	100 mg/kg doses administered three times per day on days two to ten; and

•	a single 100 mg/kg dose on day 11.

Analysis of Trial Results

We observed the following results from this clinical trial:

•	Ezutromid was Well Tolerated. Ezutromid was well tolerated at all doses tested in this clinical trial with no serious adverse events reported. All reported adverse events were mild in severity and gastrointestinal in nature. In the opinion of the trial investigator, there were no clinically meaningful changes in physical examination, vital signs and hematology or biochemistry parameters in any of the patients. We also did not observe any issues with patient compliance.

•	Patients had Variable Plasma Levels of Ezutromid; Possible Impact from Diet on Absorption of Ezutromid. We observed variability among patients in all three cohorts in plasma concentrations of ezutromid after administering multiple daily doses for eleven days. As illustrated in the figure below, the mean blood plasma concentrations of two of the 12 DMD patients, who we refer to as high absorbers, exceeded the target level of 0.2 µM (67 ng/mL) for several hours following dosing. We determined this target level prior to conducting this clinical trial based on the composite results of our preclinical studies in tissue culture, or in vitro preclinical studies, and our preclinical studies in live animals, or in vivo preclinical studies, which indicated that this plasma concentration leads to an increase of approximately 50% in levels of utrophin protein. The mean plasma concentrations of the remaining ten patients, who we refer to as low absorbers, were less than this target level and similar to the levels achieved by fasted healthy volunteers in our completed Phase 1 clinical trial who had received a single 200 mg/kg dose of ezutromid. Nonetheless, we believe that the patients who did not achieve the target plasma level in the clinical trial may still have achieved a plasma level of ezutromid sufficient to modulate the production of utrophin and possibly result in a clinical benefit. This belief is based in part on the work of Professor Davies’ research group, in which the continued expression of utrophin protein in transgenic lines of an mdx mouse, even at levels just above those in a normal mdx mouse, had a meaningful, positive effect on muscle performance.

We believe that the similarity of ezutromid plasma levels between the majority of DMD patients in this Phase 1b clinical trial and fasted healthy volunteers in our completed Phase 1 clinical trial may be due to a complex absorption profile in DMD patients that results from patients following low fat, low calorie diets. DMD patients often follow such diets due to concerns over the consequences of long-term corticosteroid use and potential resulting weight gain. In addition, we believe that other DMD disease-related factors, such as abnormal gastrointestinal physiology, may impact the absorption profile of DMD patients.

•	Patients Experienced a Reduction in CK and Other Enzyme Markers of Muscle Damage. We observed a reduction compared to baseline in the enzymes CK, aspartate aminotransferase, or AST, and alanine aminotransferase, or ALT, in over 90% of the patients in the clinical trial during dosing with ezutromid. Other liver associated enzymes, gamma glutamyl transferase, alkaline phosphatase and albumin, showed no meaningful change from baseline over the same dosing period. The levels of CK, ALT and AST are typically low in healthy people. In DMD patients, however, damage to muscle fibers leads to the release of these enzymes from the muscle and accumulation in the blood. The mean reductions in CK, ALT and AST were statistically significant as compared to the baseline pre-dose levels (p <0.05). We determine statistical significance based on a widely used, conventional statistical method that establishes the p-value of clinical results. Typically, a p-value of 0.05 or less represents statistical significance. Following the end of dosing, the levels of these enzymes increased toward pre-dose levels. In addition, the reduction in CK was consistent with the results of a preclinical in vivo study that we conducted in the mdx mouse model, described in more detail below, in which we observed a reduction in CK following single daily dosing of ezutromid. We did not observe a correlation between the dose level of ezutromid administered and the degree of change in the levels of these enzymes. Although this was not a placebo controlled study and there may be other factors that influenced the results, we believed at the time that the lower levels of CK, AST and ALT compared to baseline potentially indicate a reduction in muscle damage and may be evidence of ezutromid activity. We consequently further evaluated this observed reduction in the enzyme markers of muscle damage in our subsequent Phase 1b modified diet trial. The results of the Phase 1b modified diet trial are described below.

Phase 1b Modified Diet Clinical Trial

In August and September 2015, we reported results from our Phase 1b modified diet trial in patients with DMD. We conducted this clinical trial at four sites in the United Kingdom under approval from the MHRA and the Ethics Review Committee. We enrolled a total of 12 boys with DMD who were between five and thirteen years of age.

The primary objective of this clinical trial was to determine the pharmacokinetics of single and multiple oral doses of ezutromid in patients with DMD who followed specific dietary guidance that recommended balanced proportions of fat (30%), protein (25%) and carbohydrates (45%) and dosing with a glass of whole milk. We sought to achieve this dietary balance by requesting that patients, with support from research dietitians and the patients’ legal guardians, consume a diet containing all of the major food groups, vitamins, minerals and dietary fiber, with a daily calorie intake that is appropriate for the age and activity level of each patient. The goal of this dietary guidance was to demonstrate an increase in the level of ezutromid in blood plasma compared to the blood plasma levels we observed among DMD patients in our initial Phase 1b clinical trial. The trial protocol included a number of secondary objectives, including evaluations of the safety and tolerability of single and multiple oral doses of ezutromid; the daily variability in the steady state pharmacokinetics of ezutromid; and the levels of CK as a potential biomarker of ezutromid activity.

We divided the patients into three cohorts of four patients each. The cohorts were randomized into three sequential 14-day treatment periods during which each patient in the clinical trial received ezutromid at a dose level of 1,250 mg, ezutromid at a dose level of 2,500 mg or a placebo. All doses were administered orally with 100 mL of whole milk and with patients having consumed either breakfast or an evening meal depending on the time of day. There was a wash out period, which is a period of time during which patients received no administration of the drug, of at least 14 days between each of the treatment periods. The clinical trial was blinded as to the order in which patients received the lower dose of drug, higher dose of drug or placebo. The patients in each cohort were dosed with either ezutromid or placebo as follows:

•	a single dose on day one; and

•	twice daily doses on days two to fourteen.

A follow-up safety visit was conducted twelve to fourteen days after administration of the final dose in the final treatment period. Each patient received specific dietary guidance after which there was a dietary run-in period of at least one week prior to the start of the first treatment period.

Analysis of Trial Results

We observed the following results from our Phase 1b modified diet trial:

•	Modified Diet had a Positive Impact on Plasma Absorption. In this trial, plasma absorption of ezutromid was increased in patients with DMD who followed specific dietary guidance that provided a balanced diet of fats, carbohydrates and proteins. Ten of the 12 patients achieved plasma exposure levels above 30 ng/mL for a mean of 14.0 hours in a 22-hour period on day 14 of the trial, with six of these patients achieving levels above 67 ng/mL for a mean of 8.2 hours in the same 22-hour period on day 14. Plasma levels of 30 ng/mL and 67 ng/mL correlate to an increase in utrophin levels of approximately 30% and 50%, respectively, based on our in vitro studies that were undertaken in myoblast cells from patients with DMD and myotubes from healthy individuals. The remaining two patients achieved maximum plasma exposure levels that exceeded 20 ng/mL. We believe that these two patients also achieved plasma exposure that may be sufficient to modulate the production of utrophin protein and possibly result in clinical benefit. The plasma exposure levels described above for all 12 patients were achieved after each received twice daily doses of 2,500 mg of ezutromid.

The impact of adhering to the modified diet on the absorption of ezutromid was further evidenced when we compared the results of seven patients who participated in our initial Phase 1b clinical trial in 2014 and our Phase 1b modified diet trial. All of these seven patients had increased plasma levels in the Phase 1b modified diet trial as compared to plasma levels observed in our initial Phase 1b trial. The increase in plasma levels ranged from approximately 100% to nearly 300%.

•

Higher Plasma Levels of Ezutromid were Observed on Day 14 Compared to Day 1 in the Majority of Patients. In this trial, seven of the 12 patients had higher plasma levels when measuring plasma levels over time and calculating the area under the curve, or AUC, on day 14 compared to day 1. This accumulation of drug had not been observed in our previous Phase 1 clinical trial conducted in healthy volunteers or our initial Phase 1b clinical trial conducted in patients with DMD. We expect to evaluate the impact of longer-term dosing of ezutromid on plasma exposure in future clinical trials, including in our Phase 2 PhaseOut DMD clinical trial.

•	Treatment with Ezutromid did not Alter CK Levels, an Enzyme Biomarker of Muscle Damage, Compared to Placebo. We did not observe a change in the levels of the enzyme CK compared to baseline when patients were treated with 1,250 mg or 2,500 mg of ezutromid twice a day for 14 days compared to placebo. In our initial Phase 1b clinical trial, in which there was no placebo control, we observed a statistically significant reduction in CK levels compared to baseline when dosing patients with ezutromid. We believe that the results from our Phase 1b modified diet trial indicate that the reduction in CK levels we observed previously are likely not related to treatment with ezutromid. We plan to evaluate CK levels, as well as additional biomarkers, over a longer duration of exposure to ezutromid in future clinical trials.

•	Ezutromid was Well Tolerated. Ezutromid was well tolerated at all doses tested in this clinical trial, with no serious adverse events reported. All reported adverse events were mild in severity and resolved prior to completion of the study. The most common adverse event was pale stools and this was reported by patients in the placebo group and each of the ezutromid treatment groups. In the opinion of the trial investigator, there were no clinically meaningful changes in physical examination, vital signs and hematology or biochemistry parameters in any of the patients. We also did not observe any issues with patient compliance.

BioMarin Phase 1 Clinical Trial in Healthy Volunteers

In 2009, we assigned certain technology relating to our DMD program to BioMarin DMD Regulator Limited, or BioMarin. In 2010, BioMarin conducted a Phase 1 clinical trial of a prior formulation of ezutromid in 48 healthy adult volunteers. The clinical trial was conducted at a single site in the United Kingdom. BioMarin reported that ezutromid was well tolerated by the subjects in this clinical trial. Subjects in this trial achieved low systemic exposure of the drug, and there was variability in systemic exposure across subjects. Following this clinical trial of a prior formulation of ezutromid, BioMarin elected not to continue development of our assigned technology, citing pharmaceutical and pharmacokinetic challenges. In public statements, BioMarin indicated that it had concluded that the likelihood of achieving a therapeutic effect in DMD patients was highly unlikely. In 2010, BioMarin transferred the assets, and all commercialization rights, back to us. As described above, in our Phase 1 clinical trial of ezutromid in healthy volunteers, in which we administered ezutromid as a flavored aqueous suspension, we were able to achieve our target plasma concentrations in all subjects after multiple dosing.

Ongoing Phase 2 ‘PhaseOut DMD’ Clinical Trial

We are conducting PhaseOut DMD, an open-label trial into which we plan to enroll up to 40 ambulatory boys between their fifth and tenth birthday inclusive who have a genetically confirmed diagnosis of DMD. The enrolled patients must be on stable doses of corticosteroids for a minimum of six months. We are conducting the trial at sites in the United Kingdom after receiving approval from the MHRA in January 2016 and in the United States after our investigational new drug application was cleared by the FDA in April 2016. We expect to commence enrollment and dosing of patients in PhaseOut DMD at trial sites in the United Kingdom during the second quarter of 2016 and at trial sites in the United States during the third quarter of 2016. We also are exploring how to enroll into a safety arm of PhaseOut DMD those patients who have participated in previous clinical trials of ezutromid, but who may not meet the criteria for enrollment into the efficacy arm of PhaseOut DMD.

Each patient will receive ezutromid at a dose level of 2,500 mg twice daily via oral administration. Patients will receive dietary guidance, consistent with that provided in our Phase 1b modified diet trial, to ensure they are receiving balanced proportions of fat, proteins and carbohydrates. At the time of dosing, patients will consume 100 mL of whole milk and will have also recently eaten either breakfast or an evening meal, depending on the time of day. The trial protocol specifies that there should be a gap of between eight to twelve hours between the breakfast and evening meal doses.

We have designed the PhaseOut DMD trial to evaluate the activity and safety of ezutromid and utrophin modulation and it will consist of the following four parts:

•	Screening and Baseline Stage: A screening and baseline phase lasts up to 28 days for each patient. During this time, we take a number of baseline measurements. These include MRI analysis of upper leg muscle, a baseline muscle biopsy, blood samples for pharmacokinetic and enzyme biomarker measurements, and baseline measurements for functional tests, including the six minute walk test and the North Star Ambulatory Assessment.

•	Treatment Stage: The treatment phase for each patient lasts a total of 48 weeks. During the treatment stage, an MRI analysis will be conducted at 12, 24, 36 and 48 weeks of treatment. Blood samples for PK and enzyme biomarker analysis will be taken at 4, 8, 12, 24, 36 and 48 weeks of treatment. In addition, a portion of the patients will have a second muscle biopsy taken at week 24, with the remaining patients having their second biopsy at week 48. Functional tests will be performed at 12, 24, 36 and 48 weeks of treatment.

•	Safety and Tolerability Follow-up Stage: After the 48 week treatment phase, each patient will have a 30-day safety and tolerability follow up.

•	Trial Extension Phase: If we observe evidence of beneficial activity related to ezutromid, we plan to seek approval from relevant regulatory authorities to allow all patients to continue to be dosed with a similar assessment regimen of ezutromid for a further 48 weeks.

Clinical Trial Objectives

The primary objective of our PhaseOut DMD clinical trial is to investigate changes from baseline in leg muscle health using MRI. Reports in the peer reviewed literature have shown MRI has potential as a non-invasive biomarker to measure disease progression through measurement of changes in inflammation and fat infiltration in leg muscles. This trial will monitor disease progression after treatment with ezutromid by measuring changes from baseline in levels of muscle inflammation and fat infiltration in leg muscle during the course of the 48 week trial. We will also investigate if there are any relationships between changes in leg muscle MRI with blood plasma concentrations of ezutromid, which we will measure at baseline and over the course of the trial.

We also will investigate in our PhaseOut DMD clinical trial changes in utrophin expression in muscle and muscle fiber regeneration. The muscle biopsies taken during the trial will be used to investigate changes from baseline in utrophin protein expression and changes in muscle regeneration biomarkers.

The clinical trial is also expected to investigate a number of functional measures. These will include changes from baseline in distance walked during the six minute walk test, changes from baseline in the North Star Ambulatory Assessment, changes from baseline in a 10 meter run test, and changes from baseline in performance of upper limbs. We will also monitor changes in a variety of blood biomarkers related to muscle health, including the enzyme CK, during the trial.

We believe that these objectives collectively will enable us to better understand the potential benefits of long-term dosing with ezutromid on the progression of DMD in a pediatric population. We will also seek to understand if there are any potential relationships between changes in MRI, utrophin expression, muscle fiber regeneration and other assessments of muscle function. This trial will be the longest period of time that ezutromid has been dosed in patients and will increase the amount of safety and tolerability data for ezutromid.

We expect to report data periodically during the trial with the first set of 24-week muscle biopsy data from the first group of patients enrolled expected to be reported in January 2017.

In addition, we continue to evaluate the timing and design of a larger, placebo-controlled trial of ezutromid.

Ezutromid Preclinical Studies

We have conducted a broad preclinical program for ezutromid in collaboration with Professor Kay Davies and her research group at the University of Oxford. The preclinical program consists of in vitro and in vivo studies designed to support the potential of ezutromid to modulate the expression of utrophin protein. The following is a summary of key observations from studies completed to date:

•	Increased Utrophin Levels in DMD Patient Derived Myoblast Cells. We dosed in vitro muscle derived cells called myoblasts from DMD patients with ezutromid. After three days of dosing, we observed a two-fold mean increase in utrophin protein levels in these myoblast cells as compared to baseline levels.

•	Increased Utrophin Protein Expression in Heart, Diaphragm and Other Skeletal Muscles in mdx Mouse. We dosed mdx mice with ezutromid daily for 28 days. Following the 28 days of dosing, we observed increased mean utrophin protein levels in the diaphragm (p<0.05) and the heart (p<0.01) as compared to untreated mdx mice. We also observed an increase in utrophin protein levels in the tibialis anterior, or TA, and extensor digitorum longus, or EDL, skeletal muscles. We also observed a mean increase in utrophin messenger ribonucleic acid, or mRNA, which is the precursor to utrophin protein. We believe that the good systemic distribution of drug observed in this experiment is important for DMD therapies that aim to maintain ambulation and prolong life for DMD patients.

•	Localized Utrophin Production at the Sarcolemma in mdx Mouse. In the mdx mouse experiment described in the prior bullet, we observed an increase in utrophin protein in the TA and EDL skeletal muscles of mdx mice treated with ezutromid compared to untreated mdx mice as evidenced by an observable increase in the number of utrophin positive muscle fibers in these muscles. The increase in utrophin protein was localized at the sarcolemma, which is the required site of action for utrophin production in muscle. In a separate study in which we forced mdx mice to exercise, we observed a similar increase in utrophin positive muscle fibers in the diaphragm and the TA and EDL muscles, and an increase of utrophin levels within these muscle fibers, of mdx mice treated with ezutromid compared to untreated mdx mice. We believe that these results are noteworthy because DMD disease pathology is even more pronounced in the diaphragm and hind-limb muscles of the forced exercise mdx mice as compared to sedentary mdx mice.

•	Reduction in Secondary Markers of DMD in mdx Mouse. We dosed mdx mice with ezutromid daily for 28 days. In this study, we observed a mean 75% reduction in CK levels as compared to untreated mdx mice after 15 days, which is the time at which muscle degeneration is at a maximum in this model. We continued to observe lower mean CK levels in the treated mdx mice group after 28 days, at which point muscle degeneration stabilized. Plasma levels of CK, muscle regeneration, inflammation and fibrosis are secondary markers of DMD. We also observed a reduction in the mean level of muscle fiber regeneration in mdx mice treated with ezutromid compared to untreated mdx mice as evidenced by a reduction in the number of muscle fibers with centrally localized nuclei, which are biomarkers of regeneration. We believe this resulted from the continual expression of utrophin, which protected the dystrophin deficient muscle fibers, and therefore reduced the amount of muscle regeneration. In addition, following treatment with ezutromid, we observed a mean reduction in overall skeletal muscle inflammation and fibrosis in the mdx mice treated with ezutromid compared to untreated mdx mice, which indicates a reduction in muscle fiber damage.

•

Protection of Muscle Function in Forced Exercise mdx Mouse. We dosed mdx mice with ezutromid daily for 28 days and forced the mice to exercise during this treatment period. As illustrated in the figure below, at the end of dosing the forced exercise mdx mice treated with ezutromid demonstrated a statistically significant mean increase in protection against exercise-induced forelimb weakness (p<0.05) compared to untreated forced exercise mdx mice. We measured forelimb weakness by the force increment required for the mdx mice to lose the strength to grip. The mdx mice treated with ezutromid exhibited forelimb strength comparable to that observed in the wild type control mice, which unlike mdx mice are not dystrophin deficient. The untreated mdx mice experienced a mean decrease in forelimb strength by the end of the 28 day study. Forcing the mdx mouse to exercise worsens the impact of DMD and we believe more closely approximates the pathology of human DMD patients.

•	Target Plasma Concentration to Achieve a 50% Increase in Utrophin Levels. The composite results from our in vitro and in vivo preclinical studies indicated that a plasma concentration of approximately 0.2 µM (67 ng/mL) leads to an increase of approximately 50% in levels of utrophin protein. These plasma concentration findings formed the basis of the target pharmacokinetic level that we have used in our clinical trials of ezutromid. As noted above, in the experiments performed by Professor Kay Davies, the continued expression of utrophin, even at levels just above those in a normal mdx mouse, had a meaningful, positive effect on muscle performance.

Our Pipeline of Future Generation Utrophin Modulators

We plan to apply and enhance our existing knowledge, experience and proprietary rights to maintain and expand our leadership in the field of utrophin modulation. In addition to the PhaseOut DMD clinical trial for ezutromid, we are also evaluating in a Phase 1 clinical trial a potential optimized formulation of ezutromid. We are also currently pursuing a broad utrophin modulator technology program consisting of internally developed second generation utrophin modulators designed to include improved pharmacokinetic properties and a pipeline of novel, future generation utrophin modulators with new mechanisms that we are developing in collaboration with the University of Oxford. We also are progressing a program to develop biomarkers to measure the effects of our utrophin modulators in treating DMD.

Potential Optimized Formulation of Ezutromid

In our Phase 1b modified diet clinical trial, patients who followed specific dietary guidance of appropriate proportions of fat (30%), protein (25%) and carbohydrates (45%) had increased plasma levels of ezutromid compared to our prior clinical trials in patients with DMD. Ten of 12 patients in the modified diet trial achieved plasma exposure levels above 30 ng/mL for a mean of 14.0 hours in a 22-hour period on day 14 of the trial, with six of these patients achieving levels above 67 ng/mL for a mean of 8.2 hours in the same 22-hour period on day

14. Our long-term objective is to develop an optimized formulation of ezutromid capable of achieving higher plasma levels in all patients treated with ezutromid. We are working with third-party formulation companies, in parallel to the ongoing clinical development program of ezutromid, and have currently identified two potential formulations of ezutromid that we are evaluating in a Phase 1 two-part open label multiple dose clinical trial in healthy volunteers and patients with DMD.

The Phase 1 trial is divided into two parts. The first part evaluated both of the formulations in eight healthy volunteers. The second part is evaluating one of these formulations in eight patients with DMD. The primary objective of this clinical trial is to determine the pharmacokinetics of multiple oral doses of the new formulation of ezutromid. In March 2016, we reported interim data from the Phase 1 clinical trial. In healthy volunteers, one of the two new formulations achieved an over ten-fold increase in plasma levels of ezutromid compared to the current clinical formulation of ezutromid. This formulation was selected to progress into the second part of the trial and undergo evaluation in patients with DMD.

In the initial dosing period, patients who received a 250 mg fixed dose of the new formulation of ezutromid for seven days achieved plasma levels of ezutromid similar to those of patients who received a 2,500 mg fixed dose of the current formulation of ezutromid in the Phase 1b modified diet trial. The new formulation of ezutromid was generally well-tolerated in healthy volunteers and in the patients who received the first dose level of the new formulation of ezutromid. Participants in this trial are also following similar dietary guidance to those in the prior Phase 1b modified diet clinical trial. The Phase 1 clinical trial is now evaluating higher doses of the new formulation, and we expect to report top-line data from this trial in the third quarter of 2016. We expect to evaluate our options for further development of the new formulation after we have all of the data from the trial.

Second Generation Utrophin Modulators

We are developing internally a series of second generation utrophin modulators that are structurally related to ezutromid but are designed to have more favorable pharmacokinetic properties and achieve higher plasma levels of drug at a lower dose.

We have conducted preliminary preclinical studies on our second generation utrophin modulators and have observed the following:

•	Improved Systemic Exposure. We administered single oral doses of one of our second generation utrophin modulators and ezutromid to rats in vivo and observed a ten to 40 fold increase in plasma concentrations with this second generation modulator as compared to ezutromid.

•	Comparable Efficacy Data in mdx Preclinical Studies. We conducted an in vivo study of one of our second generation modulators in the mdx mouse model. In this study, we treated a group of sedentary mdx mice for five weeks with a single daily dose of one of our second generation utrophin modulators and compared the group to a control group of untreated sedentary mdx mice. In the treated mdx mice, we observed increased utrophin expression and muscle function in amounts that were comparable in each case to those observed in our preclinical testing of ezutromid.

We are conducting further preclinical efficacy studies and in parallel we are conducting safety and toxicology preclinical studies.

Strategic Alliance with the University of Oxford

In November 2013, as part of our program for the development of additional utrophin modulators, we formed a strategic alliance with the University of Oxford. Under this alliance, we acquired an exclusive option to license intellectual property that is generated as part of our research in utrophin modulation as part of the alliance. We announced in November 2015 a multi-year extension of the strategic alliance with the University of Oxford that will run until November 2019, with an option to extend it for a further 12 months. The goal of our collaboration with the University of Oxford is to identify and develop future generations of novel utrophin modulators that will include new mechanisms that could complement ezutromid and our second generation modulators. In December 2015, we reported achievement of the first research milestone as part of the collaboration with the nomination of two series of utrophin modulators for progression into lead optimization studies. These two series of compounds are structurally distinct from ezutromid, with one series having a potential new utrophin modulation mechanism that appears to be distinct from ezutromid.

Biomarker Program

We believe that the development of new biomarkers could play an important role in furthering our understanding of the potential benefits of utrophin modulators in treating DMD. A biomarker is a measurable biological or chemical change that is believed to be associated with the severity or presence of a disease or other physiological state of an organism. We expect our biomarkers will be related to the mechanism of utrophin modulation and will examine other aspects of muscle health, including inflammation and muscle fiber regeneration. Our biomarker program includes the following:

•	quantifying numbers of utrophin positive fibers and levels of utrophin protein in each fiber from muscle biopsies using immunofluorescence and immunohistochemistry;

•	evaluating muscle biopsies to quantify numbers of regenerating fibers; and

•	developing other serum biomarkers that will quantify muscle damage.

Clostridium difficile Infection Overview

Clostridium difficile Infection is a bacterial infection of the colon that produces toxins causing inflammation of the colon and severe diarrhea. CDI can also result in more serious disease complications, including pseudomembranous colitis, bowel perforation, toxic megacolon and sepsis. CDI represents a serious healthcare issue in hospitals, long-term care homes and, increasingly, in the wider community. We estimate there are over one million cases of CDI each year in the United States and Europe, based on an epidemiology report on CDI that was published in 2015 by Decision Resources, a healthcare research and consulting company. In addition, CDI is responsible for approximately 29,000 deaths per year in the United States, according to a study published in the New England Journal of Medicine in 2015. A separate study published in 2012 in Clinical Microbiology and Infection, a peer reviewed journal published by the European Society of Clinical Microbiology and Infectious Diseases, indicated that CDI may be underdiagnosed in approximately 25% of cases. A study published in The Journal of Hospital Infection, a peer reviewed journal published by the Healthcare Infection Society, reported that CDI is two to four times more common than hospital associated infections caused by methicillin-resistant Staphylococcus aureus, a bacterium frequently associated with such infections. The Healthcare Cost and Utilization Project, a family of databases developed through a federal-state-industry partnership sponsored by the Agency for Healthcare Research and Quality of the U.S. Department of Health and Human Services, reported an approximate 3.5 fold increase in hospital stays associated with CDI between 2000 and 2008. The economic impact of CDI is significant. A study published in 2012 in Clinical Infectious Diseases estimated that acute care costs total $4.8 billion per year in the United States alone.

CDI originates from a bacterium known as Clostridium difficile, or C. difficile. C. difficile sometimes can be a harmless resident of the gastrointestinal tract. The complex community of microorganisms that make up the natural gut flora usually moderates levels of C. difficile. The natural gut flora are an essential part of the normal function of the gastrointestinal tract and also have wide implications to human health, such as the proper function of the immune system. CDI typically develops following the use of broad spectrum antibiotic agents that can cause widespread damage to the natural gut flora and allow overgrowth of C. difficile. Hypervirulent C. difficile strains have also emerged and are frequently associated with more severe disease. In the United States, the hypervirulent strain, ribotype 027, accounts for approximately one-third of all CDI cases.

The primary clinical issue with CDI is disease recurrence. This is in contrast to other bacterial threats for which drug resistance is the principal concern. According to an article published in 2012 in the peer reviewed journal Clinical Microbiology and Infection, up to 25% of patients with CDI suffer a second episode of the infection. The risk of further recurrence rises to 65% after a patient suffers a third episode of CDI. In addition, each episode of recurrent disease is associated with greater disease severity and higher mortality rates. Recurrent disease is associated with an increased burden on the healthcare system.

In 2013, the CDC highlighted CDI as one of three pathogens that pose an immediate public health threat and require urgent and aggressive action. In 2012, the Generating Antibiotics Incentives Now Act provisions of the FDA Safety and Innovation Act, or GAIN, became law. The goal of GAIN is to encourage the development of new antibiotics that treat specific pathogens, including C. difficile, which cause serious and life threatening infections.

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

Ridinilazole for the Treatment of CDI

We are developing ridinilazole as an orally administered small molecule antibiotic for the treatment of CDI. Ridinilazole is designed to selectively target C. difficile bacteria without causing collateral damage to the gut flora and thereby reduce CDI recurrence rates. The active ingredient in ridinilazole is a bis-benzimidazole tetrahydrate. We believe, based on preclinical studies conducted to date, that ridinilazole is part of a novel structural class of antibiotics that is distinct from the major classes of marketed antibacterials.

In November 2015, we reported top-line results from our double blind, randomized, active controlled Phase 2 clinical trial that evaluated ridinilazole compared to the current standard of care, vancomycin, for the treatment of CDI. The Phase 2 clinical trial exceeded its primary endpoint of non-inferiority, with ridinilazole achieving statistical superiority over vancomycin in sustained clinical response, or SCR. The statistical superiority was driven by a large numerical reduction in recurrent disease compared with vancomycin. We subsequently reported that preliminary analysis of the data from our Phase 2 clinical trial also showed ridinilazole to be highly preserving of the gut microbiome compared to patients who received vancomycin, who experienced substantial damage to the gut microbiome which for many patients persisted during the 30-day post-treatment period. We expect to continue to report further data from this trial at future medical and scientific conferences. We are undertaking activities required to advance ridinilazole into Phase 3 clinical trials. We are also evaluating our options for the future development and commercialization of ridinilazole. Our preferred option is to seek third-party collaborators but we are continuing to evaluate the relative merits of retaining commercialization rights for ourselves or seeking funding from government entities and philanthropic, non-government and not for profit organizations.

In February 2015, we initiated an exploratory, open label, active controlled Phase 2 clinical trial evaluating ridinilazole compared to fidaxomicin for the treatment of CDI. Enrollment and dosing of patients is ongoing and we expect to report top-line results from this clinical trial in the second half of 2016. We expect the results of this clinical trial will help to inform the design of future Phase 3 clinical trials and the commercial positioning of ridinilazole. The FDA has designated ridinilazole as a qualified infectious disease product, or QIDP. The QIDP incentives are provided through GAIN. The QIDP designation provides for priority review by the FDA, eligibility for “fast-track” status and extension of statutory exclusivity periods in the United States for an additional five years upon FDA approval of the product for the treatment of CDI. The FDA granted fast track status for ridinilazole in July 2015.

Ridinilazole Clinical Development

Phase 1 Clinical Trial in Healthy Volunteers

In 2013, we completed a randomized, partially blind, placebo controlled Phase 1 clinical trial of ridinilazole in healthy volunteers. We conducted this clinical trial at a single site in the United Kingdom under approval from the MHRA and the Ethics Review Committee. We enrolled 56 healthy male subjects in the clinical trial who were between 18 and 55 years of age. The primary objective of the clinical trial was to determine the safety and tolerability of single and multiple ascending oral doses of ridinilazole. The secondary objectives included determining the single and multiple oral dose pharmacokinetics of ridinilazole, assessing the effect of food on systemic exposure of ridinilazole and assessing the effect of multiple oral doses of ridinilazole on gut flora.

We conducted the clinical trial in two parts. Part 1 consisted of an ascending single dose study and a food effect evaluation study. In Part 1, we evaluated a total of 40 subjects, divided into the following six cohorts:

•	four fasted subjects, randomized for three subjects to receive a single 2 mg dose of ridinilazole and one subject to receive placebo;

•	four fasted subjects, randomized for three subjects to receive a single 20 mg dose of ridinilazole and one subject to receive placebo;

•	eight fasted subjects, randomized for six subjects to receive a single 100 mg dose of ridinilazole and two subjects to receive placebo;

•	eight fasted subjects, randomized for six subjects to receive a single 400 mg dose of ridinilazole and two subjects to receive placebo;

•	eight fasted subjects, randomized for six subjects to receive a single 2,000 mg dose of ridinilazole and two subjects to receive placebo; and

•	eight subjects, randomized for six subjects to receive a single 1,000 mg dose of ridinilazole under fasted conditions and a single 1,000 mg dose under fed conditions, and two subjects to receive two single doses of placebo on the same dosing schedule. The doses under fed and fasted conditions were separated by a minimum of six days.

Part 2 of the clinical trial consisted of a multiple dose study. In Part 2, we evaluated a total of 16 subjects, who were divided into the following two cohorts:

•	eight subjects randomized for six subjects to receive 200 mg doses of ridinilazole twice per day for nine days with a single final dose on day ten and two subjects to receive placebo on the same dosing schedule; and

•	eight subjects randomized for six subjects to receive 500 mg doses of ridinilazole twice per day for nine days with a single final dose on day ten and two subjects to receive placebo on the same dosing schedule.

Analysis of Trial Results

We observed the following results in this clinical trial:

•

Ridinilazole was Well Tolerated. Ridinilazole was well tolerated at all doses tested in the clinical trial. The incidence of adverse events in the clinical trial was low for patients treated with ridinilazole and comparable to the incidence of adverse events for patients receiving placebo. The majority of the adverse events that were considered to be possibly related to ridinilazole were classified as gastrointestinal disorders and were mild in severity and resolved without intervention. One patient withdrew from the clinical trial after suffering from appendicitis on day one. The trial investigator determined this serious adverse event was unlikely to be related to treatment with ridinilazole.

•	Ridinilazole was Retained in the Gastrointestinal Tract. Ridinilazole was targeted to the gastrointestinal tract, which is the site where CDI infections occur in the body. Systemic exposure was close to or below the level of detection in both fed and fasted subjects.

•	Ridinilazole was Highly Selective for Total Clostridia Bacteria with Minimal Impact on Other Natural Gut Flora. We measured levels of bacteria in fecal samples from Part 2 of the clinical trial for gut flora composition on the day prior to commencement of dosing and on days four and nine of drug administration during the clinical trial. As illustrated in the figure below, in both the 200 mg and 500 mg dose cohorts, median levels of key bacteria groups that comprise the natural gut flora remained relatively constant during this period and did not fluctuate substantially from baseline. The one exception was the total clostridia bacterial group. The counts of total clostridia decreased from the baseline level to zero by day four of dosing and remained at zero on day nine of dosing. C. difficile is a member of the total clostridia group. We did not detect any C. difficile viable cells or spores in the fecal samples of any of the healthy volunteer subjects at any point during the clinical trial. Bacteria levels are shown in the figure below on a logarithmic scale, which condenses the wide range of values to a format showing the relative differences in values. We believe these data, which are consistent with the data from our preclinical studies, support the highly selective antibiotic effect of ridinilazole.

Phase 2 Clinical Trial in Patients with CDI

In November 2015, we reported top-line results from our randomized, double blind, active controlled, multicenter, Phase 2 clinical trial of ridinilazole in patients with CDI and subsequently have announced additional data. We have referred to this as our Phase 2 proof of concept clinical trial.

We conducted this clinical trial at approximately 35 sites in the United States and Canada. The trial was conducted under an Investigational New Drug Application, or IND, that we submitted to the FDA on January 21, 2014. We completed enrollment of 100 patients in this clinical trial in September 2015. The trial randomized patients in a one-to-one ratio to receive either a 200 mg dose of ridinilazole administered twice per day for ten days or a 125 mg dose of vancomycin administered four times per day for ten days. Patients who received ridinilazole were also administered a placebo twice a day for ten days to ensure the trial remained blinded.

The primary objective of this clinical trial was to evaluate the efficacy of ten days of dosing with ridinilazole compared to treatment with vancomycin. The primary efficacy endpoint was non-inferiority on sustained clinical response, or SCR, which is defined as clinical cure based on the resolution of diarrhea at the test of cure, or TOC, visit on day 12 and no recurrence of CDI within 30 days after the end of treatment. The secondary efficacy endpoints were investigator assessed clinical response at the TOC visit and rate of recurrence of CDI within 30 days after the end of treatment. Secondary objectives of this clinical trial were the assessment of the safety and tolerability of ten days of dosing of ridinilazole compared to vancomycin, the plasma and fecal concentrations of ridinilazole in patients with CDI who received ridinilazole and the health status of CDI patients who received ten days of treatment of ridinilazole compared to patients who received ten days of treatment of vancomycin. We also assessed the impact of ridinilazole on the gut flora of patients in the clinical trial as one of a number of exploratory objectives.

Our Phase 2 proof of concept trial met its primary endpoint with ridinilazole achieving a SCR rate of 66.7% compared to 42.4% for vancomycin (non-inferiority margin of 15%, p=0.0004). This also represents statistical superiority of ridinilazole over vancomycin using the pre-specified 90% confidence interval. Ridinilazole achieved a clinical cure rate of 77.8% compared to 69.7% for vancomycin, and ridinilazole achieved a recurrence rate of 14.3% compared to 34.8% for vancomycin during the 30-day post-treatment period. The primary analysis was conducted on the modified intent-to-treat, or mITT, population (36 patients dosed with ridinilazole, 33 patients dosed with vancomycin) that comprised patients with CDI confirmed by the presence of free toxin. The results of the mITT population were consistent with the intent-to-treat, or ITT, population (50 patients dosed with ridinilazole, 50 patients dosed with vancomycin) and the per protocol, or PP, population (31 patients dosed with ridinilazole, 25 patients dosed vancomycin).

In March 2016, we reported preliminary data on the impact ridinilazole and vancomycin had on the gut microbiome of the patients in the trial. The analysis showed that patients treated with ridinilazole exhibited no further damage to their microbiome during therapy with a proportion of patients showing initial evidence of recovery of key bacterial groups with roles in protecting from CDI. We observed that vancomycin treated patients suffered substantial damage to their microbiome during treatment and that this damage persisted in many patients during the 30-day post-treatment period. Ridinilazole was generally well tolerated and the overall adverse event profiles of ridinilazole and vancomycin were comparable.

We expect to report more detailed data from this trial at medical and scientific conferences during 2016.

Ongoing Phase 2 Exploratory Clinical Trial of Ridinilazole Compared to Fidaxomicin

We have initiated a randomized, open label, active controlled, multicenter Phase 2 clinical trial evaluating ridinilazole compared to fidaxomicin for the treatment of CDI. In February 2015, we enrolled and dosed the first patient in this clinical trial. This clinical trial will generate further data comparing ridinilazole to fidaxomicin, a recently launched CDI antibiotic, and we expect the results of this clinical trial will help to inform the design of future Phase 3 clinical trials of ridinilazole and help to inform its commercial positioning. We are conducting this clinical trial at sites in the United Kingdom, and from the second quarter of 2016, at additional sites in Europe and the United States. We expect to enroll approximately 30 patients in this clinical trial. We expect the trial will randomize patients in a one-to-one ratio to receive either a 200 mg dose of ridinilazole administered twice per day for ten days or a 200 mg dose of fidaxomicin administered twice per day for ten days. We expect to report top line data from this clinical trial in the second half of 2016.

The primary efficacy objective of clinical this trial is to determine the safety and tolerability of ten days of dosing with 200 mg of ridinilazole compared to dosing with 200 mg of fidaxomicin. The secondary objectives of the clinical trial are to assess the following:

•	the plasma pharmacokinetics of ridinilazole in patients with CDI;

•	the qualitative and quantitative effect of ridinilazole and fidaxomicin on gut flora;

•	the plasma, urine and fecal concentrations of ridinilazole and its metabolites; and

•	the efficacy of ten days of dosing with ridinilazole compared to fidaxomicin for the treatment of CDI.

The measurement of efficacy will be based on investigator assessed clinical response at the TOC visit, with clinical cure defined as resolution of diarrhea while on treatment and maintained at the TOC visit, and sustained clinical response, defined as clinical cure at the TOC visit and no recurrence of CDI within 30 days after the end of treatment.

CDI Preclinical Data

In a range of preclinical studies, ridinilazole demonstrated an encouraging profile as a potential antibiotic for the treatment of initial CDI and reduction of CDI recurrence. The following is a summary of key observations from these studies:

•	Potency Against C. difficile. We screened ridinilazole in vitro against panels of C. difficile clinical isolates from the United States and the United Kingdom. In these studies, ridinilazole displayed a potent bactericidal effect against all clinical isolates of C. difficile, including hypervirulent strains, such as ribotype 027. Ridinilazole was more potent than both vancomycin and metronidazole, and was either equally potent to, or more potent than, fidaxomicin. We have also tested ridinilazole against a panel of C. difficile clinical isolates that maximize the diversity of resistance to key classes of commonly used antibiotics. Ridinilazole did not display evidence of cross resistance with other classes of key antibiotics in common use.

•	Targeted Spectrum of Activity. We conducted in vitro testing of ridinilazole, vancomycin, metronidazole and fidaxomicin against a wide panel of bacteria that are commonly found in the gut flora and are necessary for normal function of the gastrointestinal tract and also have wide implications to human health, such as the proper function of the immune system. As illustrated in the figure below, in this study ridinilazole had a minimal antibiotic effect against these beneficial bacterial groups. Ridinilazole also displayed higher selectivity for C. difficile in this study as compared to vancomycin, metronidazole and fidaxomicin and published data for cadazolid, an antibiotic that is currently in Phase 3 clinical development by another company. In vitro potency is measured by determining the concentration of a drug (in micrograms per liter) needed to inhibit the growth of 90% of the bacterial strains being tested, referred to as a MIC90 measurement. A high number, typically higher than 256, indicates a weak antimicrobial effect, and a low number, typically less than eight, indicates a potent antimicrobial effect. We believe that the targeted spectrum of activity for ridinilazole seen in this study compared to the relatively broad spectrum of activity of other antibiotics indicates the potential for ridinilazole to selectively target C. difficile bacteria without causing collateral damage to the gut flora and thereby reduce CDI recurrence rates.

Profile of Selectivity of Ridinilazole vs. Other CDI Antibiotics

•	Protection Against CDI Recurrence. In a hamster model, we infected one group of hamsters with the hypervirulent CDI strain ribotype 027 and a second group of hamsters with a second CDI strain ribotype 012. In the United States, the hypervirulent CDI strain ribotype 027 accounts for approximately one third of all CDI cases. We then treated hamsters from each of the two infected groups with different doses of ridinilazole, vancomycin and fidaxomicin for five days. We evaluated disease recurrence over the 21 days following treatment. In this hamster model, a hamster fatality within the first five days is a result of initial C. difficile infection, while a fatality from day six to day 25 is a result of recurrent disease. As illustrated in the figure below, the hamsters from both infected groups that were treated with two different doses of ridinilazole had survival rates of 90% to 100% against strain ribotype 027 and 80% to 100% against strain ribotype 012. These survival rates were higher than hamsters treated with vancomycin (0% to 10% survival rates) for both CDI strains, comparable to hamsters treated with two different doses of fidaxomicin against strain ribotype 027 (90% to 100% survival rates) and higher than hamsters treated with two different doses of fidaxomicin against strain ribotype 012 (0% to 40% survival rates). All infection control hamsters received placebo and died by the second day following infection.

•	Inhibition of Sporulation. In the in vitro testing of ridinilazole described above, we treated C. difficile cells with different concentrations of ridinilazole and measured the percentage of spores formed 96 hours after treatment. Untreated cells had a 100% conversion rate into C. difficile spores, which are the dormant protected form of the bacteria, after 96 hours. In this study, treatment with ridinilazole resulted in a meaningful reduction in spore count compared with untreated cells against all strains of C. difficile tested. We believe the reduction in sporulation may benefit rates of recurrent disease as the spores are highly resistant to standard cleaning practices and lead to increased risks of environmental persistence and disease transmission.

•	Reduction in Toxin and Inflammation Levels. In an in vitro study, Caco-2 cells, a type of cell found in the colon of humans commonly used in studies of intestinal function, were exposed to C. difficile and then treated with ridinilazole, metronidazole and vancomycin or were untreated to act as a control. Following treatment with ridinilazole, toxin A levels were reduced by 91%, toxin B was not detected and IL-8 levels were reduced by 74%. Metronidazole and vancomycin had minimal effect on toxin A or B concentrations, and IL-8 concentrations were similar to control. Toxins A and B are produced by C. difficile to elicit an inflammatory response, including IL-8 release, which results in the symptoms of the disease including severe diarrhea. We believe that these data indicate that ridinilazole has the potential to reduce the severity of disease symptoms and that it has the potential to be more effective than current treatment options.

•	Concomitant Antibiotic Use. In an in vitro bacterial culture study, we administered ridinilazole in combination with selected other antibiotics. In this study, concomitant use of antibiotics had neither a synergistic nor an antagonistic effect on the MIC90 values of ridinilazole against the C. difficile strains tested. We believe these results indicate that concomitant use of other antibiotics will not diminish the potency of ridinilazole. We believe this is an important finding because a significant portion of CDI patients receive antibiotic treatment for persistent or new infections.

•	Low Propensity for Resistance. In an in vitro study, we treated C. difficile bacteria with ridinilazole and assessed the number of resistant bacteria at the end of treatment. We repeated this process multiple times, with each cycle referred to as a serial passage. We observed that use of ridinilazole resulted in a low frequency of spontaneous mutation and no resistance after 14 serial passages of treatment. We have also evaluated ridinilazole mutant prevention concentration, or MPC, a measure evaluating the ability of an antibiotic to minimize the development of resistant organisms, against C. difficile clinical isolates. In vitro results show that ridinilazole has low MPC values against these isolates, providing further evidence supporting ridinilazole’s profile for low resistance development.

Our Collaborations and Funding Arrangements

University of Oxford

In November 2013, we acquired all of the outstanding equity of MuOx Limited, or MuOx, a spin out of the University of Oxford founded by Professors Stephen Davies and Kay Davies. MuOx is our wholly-owned subsidiary. In connection with that acquisition, we and MuOx entered into a set of agreements with the University of Oxford and its technology transfer division, Isis Innovation Limited, or Isis, regarding the development of small molecule utrophin modulators. In November 2015, this set of agreements were extended through November 2019, with an option to extend for a further twelve months.

Research Sponsorship

We have agreed to fund a drug research and discovery program in the University of Oxford laboratories to identify and research utrophin modulators to treat DMD. The University of Oxford is responsible for conducting this program. Isis has no obligations under the research sponsorship agreement. We refer to the agreement that governs our research sponsorship with the University of Oxford, which we, the University of Oxford and Isis entered into in November 2013, amended and restated in July 2014 and amended in November 2015, as the research sponsorship agreement. Under the research sponsorship agreement, we have agreed to fund up to £4.3 million over a six-year research period ending in November 2019. If we exercise our right to extend the research period by an additional year, we have agreed to fund an additional £0.8 million, for a total of £5.2 million. As of January 31, 2016, we had paid the University of Oxford £1.2 million of this amount.

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

Exclusive Option Rights

We refer to the intellectual property rights arising under the research sponsorship agreement, or arising from research and development of small molecule utrophin modulation conducted by or under the supervision of certain University of Oxford scientists, that is created or reduced to practice after November 2013 and within a specified time after the expiration or termination of the research sponsorship agreement, as arising IP. Under an option agreement that we, the University of Oxford and Isis entered into in November 2013 and amended in November 2015, which we refer to, as amended, as the option agreement, Isis granted us an exclusive option to license the arising IP. We paid Isis £10,000 in connection with entering into the amendment to the option agreement. We may exercise the option within specified periods.

In connection with entering the initial option agreement, we paid Isis an option fee of a specified amount and issued to Isis warrants to purchase up to 354,090 of our ordinary shares at a purchase price of £0.20 per ordinary share. In connection with the November 2015 amendment, we extended the period during which Isis may exercise such options to February 2020. The warrants may be exercised based on the achievement of certain research, development and regulatory milestones. In November 2015, we announced the nomination of two series of new utrophin modulators for progression into lead optimization studies to achieve the first research milestone. This has entitled Isis to subscribe for 50,000 new ordinary one penny shares at an exercise price of 20 pence per share during the three month period starting November 22, 2016.

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

The option agreement will remain in effect until a specified period of time, sufficient for us and Isis to enter into the license agreement, after our rights to exercise the options terminate, unless the option agreement is terminated earlier by either Isis and the University of Oxford, or us. Either we, or Isis and the University of Oxford, may terminate the option agreement at any time if the other materially breaches the option agreement and the breach remains uncured for a specified period or the breach is uncurable, or if the other becomes insolvent. We may also terminate the option agreement, effective on each anniversary of the effective date of the option agreement, by giving 60 days’ prior written notice to Isis and the University of Oxford.

Wellcome Trust

In October 2012, we entered into a translation award funding agreement with the Wellcome Trust Limited, as trustee of the Wellcome Trust, in order to support a Phase 1 and a Phase 2 clinical trial of ridinilazole for the treatment of CDI. We refer to the translation award funding agreement as the translation award agreement. Under the translation award agreement, we are eligible to receive up to £4.0 million from the Wellcome Trust, of which we have received £3.9 million. The translation award agreement followed a funding agreement we and the Wellcome Trust entered in October 2009, which we refer to as the discovery award agreement, under which we received £2.3 million for preclinical development of CDI antibiotics. We refer to any compound or product that is covered by intellectual property rights created under the discovery award agreement or the translation award agreement, or that is covered by intellectual property rights that we created or to which we had rights prior to October 2009 and that relate to the activities under the discovery award agreement or the translation award agreement, as the award products. We have agreed to use commercially reasonable efforts to achieve certain development milestones by specified dates.

Development and Commercialization Obligations

Under the translation award agreement, we may, subject to the Wellcome Trust’s prior written consent, which will not be unreasonably withheld or delayed, conduct the development and commercialization of award products. We may conduct these activities, which we refer to as exploitation, ourselves or through our affiliates, licensees and third-party collaborators. We refer to any intellectual property rights associated with the exploitation as exploitation IP. The Wellcome Trust’s consent is contingent on the establishment of a revenue sharing agreement that incorporates the financial terms of the translation award agreement. We are required to ensure that any results generated by a third party with whom we collaborate or subcontract will be deemed exploitation IP.

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

Muscular Dystrophy Association

In December 2011, we entered into a grant agreement with the Muscular Dystrophy Association, Inc., or MDA, a not for profit corporation based in New York, in order to partially fund a Phase 1 clinical trial of ezutromid to treat DMD. We refer to this grant agreement with MDA as the MDA grant agreement. To date, we have received the entire amount of MDA’s grant to us, or an aggregate of $750,000.

Financial Terms

We refer to small molecules that can upregulate the utrophin gene, including ezutromid and compounds with similar mechanisms of action to which we have rights, as project compounds. Under the MDA grant agreement, we have agreed to make specified milestone payments to MDA during our or our affiliates’ development and commercialization of pharmaceutical products containing the project compounds, which we refer to as project products. Because we raised more than a specified aggregate amount of funding, we have paid a specified sum to MDA under the terms of the agreement, which we refer to as the MDA cash infusion milestone payment.

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

Interruption License

Upon the occurrence of specified events, which we refer to as interruptions, we have agreed to refund to MDA the entire grant amount of $750,000 plus a low double digit interest on that amount, subject to specified exemptions. An interruption may occur if we or our affiliates cease reasonable research, development and commercialization of project products and cease using diligent efforts to obtain a third party development and commercialization partner, which require our annual expenditure of a minimum specified amount on such efforts for longer than a specified period. Interruptions may also occur if we license the rights to develop and commercialize project products to a third party without retaining a right of reversion, and such partner ceases reasonable development and commercialization of project products for longer than a specified period or ceases to sell project products in the United States or European Union, or if we, upon the reversion of such rights from a third party commercialization partner to us, fail to use reasonable efforts to develop and commercialize project products and cease using diligent efforts to obtain a third party development and commercialization partner, or, within a specified period from the date of reversion, to license the development and commercialization activities of project products to a third party. In all such cases, we are exempt from interruption payments in the event of specified scientific failures, including if we fail to achieve primary endpoints for any clinical trial of ezutromid, if the project compounds are unfit for administration to humans or if we cannot develop a commercial manufacturing process.

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

Duchenne Partners Fund

In December 2011, we entered into a grant agreement with the Duchenne Partners Fund, Inc., or DPF, a Delaware limited liability company, in order to partially fund a Phase 1 clinical trial of ezutromid to treat DMD. We refer to this grant agreement with DPF as the DPF grant agreement. To date, we have received the entire amount of DPF’s grant to us, or an aggregate of $500,000.

Financial Terms

We refer to small molecules that can upregulate the utrophin gene, including ezutromid and compounds with similar mechanisms of action to which we have rights, as project compounds. Under the DPF grant agreement, we have agreed to make specified milestone payments to DPF during our or our affiliates’ development and commercialization of pharmaceutical products containing the project compounds, which we refer to as project products. Because we raised more than a specified aggregate amount of funding, we have paid a specified sum to DPF under the terms of the agreement, which we refer to as the DPF cash infusion milestone payment.

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

The competition for ezutromid and ridinilazole includes the following:

Ezutromid

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

Nonsense mutations. PTC Therapeutics, Inc., or PTC, is developing ataluren (Translarna™). Ataluren is a small molecule that enables formation of functional dystrophin in DMD patients with nonsense mutations. DMD caused by nonsense mutations affects approximately 13% of all DMD patients. The European Commission has granted conditional approval for ataluren in Europe, and PTC is commercializing ataluren in several European countries. In October 2015, PTC announced a Phase 3 confirmatory clinical trial of ataluren did not achieve its primary endpoint, and in February 2016, PTC announced its receipt of a “refuse to file” letter from the FDA indicating that PTC’s New Drug Application for ataluren was not sufficiently complete to permit a substantive review.

Exon Skipping. BioMarin Pharmaceutical Inc., or BioMarin, following the acquisition of Prosensa Holding N.V. that was completed in 2015, and Sarepta Therapeutics, Inc., or Sarepta, are developing treatments for DMD based on exon-skipping approaches. Exons are organic molecules known as nucleotides within the DNA strand that the cellular machinery translates to make full-length, functional protein. In a sub-population of DMD patients, synthesis of the dystrophin protein is disrupted because of mutations that may be due, among other things, to deleted exons. Exon-skipping technology seeks to allow the production of a shorter but still functional dystrophin protein. BioMarin’s most advanced exon-skipping drug is drisapersen (Kyndrisa™). BioMarin completed a rolling NDA submission for drisapersen to the FDA seeking accelerated approval in April 2015. In January 2016, the FDA issued to BioMarin a “complete response” letter to the NDA for drisapersen which indicated that the review cycle for the application was complete and that the application was not ready for approval in its present form due to the standard of substantial evidence of effectiveness having not been met. BioMarin submitted a Marketing Authorization Application, or MAA, to the European Medicines Agency, or EMA, for drisapersen, which was validated in June 2015 and remains under review. Drisapersen targets exon 51 and would be applicable to approximately 13% of all DMD patients. Sarepta’s most advanced product candidate is eteplirsen (Exondys 51™). Sarepta filed its NDA for eteplirsen with the FDA in August 2015, which was reviewed by the FDA in April 2016. Eteplirsen also targets exon 51 and would therefore be applicable to approximately 13% of all DMD patients. BioMarin and Sarepta are also developing other exon-skipping therapies to treat other genetic mutations. These companies have product candidates in clinical trials that are targeting exon 44, which is applicable to 6% of all DMD patients, exon 45, which is applicable to 8% of all DMD patients, and exon 53, which is applicable to 6% of all DMD patients. According to an article published in 2009 in the peer reviewed journal Human Mutation, skipping of the ten most common exons would treat in the aggregate approximately 41% of all DMD patients. We believe that there are exon-skipping therapies currently in clinical development to address four of these exons and that skipping of these exons would treat in the aggregate less than one-third of all DMD patients.

Other DMD approaches. A number of other companies are pursuing alternative therapeutic approaches for the treatment of DMD. Tivorsan Pharmaceuticals is developing a recombinant form of biglycan, a protein that is naturally produced in the body and regulates production of utrophin in developing muscle, which is currently in preclinical development. Askelepios Biopharmaceuticals, Inc. is developing biostrophin, a gene therapy approach that is currently in Phase 1 clinical development. Pfizer, Inc., or Pfizer, and Bristol-Myers Squibb Company, or BMS, are pursuing an approach based on muscle tissue growth through myostatin inhibition. Pfizer is developing the myostatin inhibitor PF-06252616 and initiated a Phase 2 clinical trial in patients with DMD in December 2014. BMS is developing BMS-986089, a myostatin inhibitor that is currently in Phase 1 clinical development. Santhera Pharmaceuticals Holding AG completed a Phase 3 clinical trial of its product candidate, idebenone, in 2014 and reported that idebenone (Raxone®/Catena®) delayed deterioration in respiratory function. Catabasis Pharmaceuticals, Inc. is developing CAT-1004 as a non-steroidal, anti-inflammatory drug that is currently in a Phase 1/2 clinical trial. Akashi Therapeutics is developing HT-100, an anti-inflammatory and anti-fibrotic small molecule that aims to reduce fibrosis and inflammation. In February 2016, Akashi Therapeutics announced that dosing and enrollment into a Phase 1b/2a clinical trial of HT-100 was suspended due to a fatality in the trial.

Ridinilazole

Several pharmaceutical and biotechnology companies have established themselves in the market for the treatment of CDI, and several additional companies are developing products for the treatment of CDI. We expect that these products will compete with ridinilazole.

Antibiotics. The current standard of care for CDI is treatment with the broad spectrum antibiotics vancomycin and metronidazole, both of which are available in generic form in the United States. Generic antibiotic therapies typically are sold at lower prices than branded antibiotics and generally are preferred by managed care providers of health services. The antibiotic fidaxomicin (Dificid™ in the United States, Dificlir™ in Europe) was recently approved for the treatment of CDI in the United States and the European Union. Fidaxomicin was originally developed by Optimer Pharmaceuticals, Inc., which was later acquired by Cubist Pharmaceuticals, Inc., or Cubist. Cubist was recently acquired by Merck & Co., Inc., or Merck. Other antibiotics in late-stage clinical trials for treatment of CDI include cadazolid, which is being developed by Actelion Pharmaceuticals Limited and is currently in Phase 3 clinical development and surotomycin, which was originally developed by Cubist, and later acquired by Merck. Merck reported that it had received unfavorable efficacy data from a Phase 3 clinical trial for surotomycin in August 2015.

Other CDI approaches. A number of other approaches for the treatment of CDI are in development. Merck is developing the monoclonal antibodies bezlotoxumab, which completed Phase 3 clinical trials in 2015. In January 2016 the FDA accepted for review the Biologics License Application, or BLA, for bezlotoxumab and granted a “priority review.” Merck has also filed a MAA with EMA. This antibody neutralizes certain toxins that are produced by C. difficile bacteria and would be an adjunctive therapy to antibiotics. Sanofi Pasteur is developing the vaccine ACAM-CDIFF for primary prevention of CDI. ACAM-CDIFF is likely to be used only in high-risk patients given the difficulty of administering a vaccine to a broad population. Fecal biotherapy aims to recolonize the bacteria that comprise the natural gut flora and would also be adjunctive therapy to antibiotics. Fecal biotherapy approaches in development include SER-109, which is being developed by Seres Therapeutics, Inc., formerly Seres Health, Inc. and which recently initiated a Phase 2 trial to assess safety and efficacy, and RBX2660, which is being developed by Rebiotix, Inc. and is currently being evaluated in a Phase 2 clinical trial.

Manufacturing

We do not own or operate, and currently have no plans to establish, manufacturing facilities for the production of clinical or commercial quantities of ezutromid, ridinilazole or for the other compounds that we are evaluating in our DMD program. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates and any products that we may develop.

We currently engage a single, third-party manufacturer to provide clinical material of the active pharmaceutical ingredient, or API, and fill and finish services for the final drug product formulation of ezutromid that is being used in our clinical trials. A second third-party clinical supplier is responsible for the labelling and shipping of the final drug product to the clinical trial sites. We are engaged with a different drug product supplier to provide final drug product of the optimized formulation of ezutromid that is being evaluated in our ongoing Phase 1 clinical trial. For ridinilazole, we engaged with two other third-party manufacturers to provide clinical material of the API and fill and finish services to supply final drug product that is used in our ongoing Phase 2 clinical trial. A third supplier is engaged to provide packaging, labelling and distribution services for the ongoing Phase 2 clinical trial. We obtain the supplies of our API and drug products from these manufacturers pursuant to agreements that include specific supply timelines and volume expectations.

We obtain the supplies of our product candidates from these manufacturers under master services contracts and specific work orders. However, we do not have long-term supply arrangements in place. We do not currently have arrangements in place for redundant supply or a second source for API for ezutromid. If any of our current manufacturers should become unavailable to us for any reason, we believe that there are a number of potential replacements, although we might incur some delay in identifying and qualifying such replacements. We have recently engaged two new third-party manufacturers to supply the API of ridinilazole and fill and finish services to supply final drug product for use in future clinical trials. We believe these suppliers are suitable for commercial manufacture. We are considering appropriate third-party vendors for clinical packaging, labelling and distribution of the finalized drug product.

All of our product candidates are organic compounds of low molecular weight and are referred to as small molecules. We have selected these compounds based on their potential efficacy and safety, although they are also associated with reasonable cost of goods, ready availability of starting materials and ease of synthesis. We believe that the chemistry for ezutromid and ridinilazole is amenable to scale-up and does not currently require unusual equipment in the manufacturing process. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.

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

As of April 20, 2016, we owned or exclusively licensed a total of nine U.S. patents, five U.S. patent applications, five European patents and six European patent applications, including original filings, continuations and divisional applications, as well as numerous other foreign counterparts to these U.S. and European patents and patent applications.

Our DMD patent portfolio includes the following granted patents and patent applications that we own or exclusively license:

•	two granted U.S. patents covering the composition of matter of ezutromid and combinations of ezutromid with ancillary therapeutic agents, which are scheduled to expire in 2029 and 2030, respectively;

•	a granted U.S. patent covering methods of manufacture of ezutromid, which is scheduled to expire in 2029;

•	a pending U.S. patent application covering methods of use and the composition of matter of second generation utrophin modulator candidates, which if granted would be scheduled to expire in 2027 (subject to possible patent term adjustment, or PTA);

•	a granted European patent covering the composition of matter of ezutromid that cleared the opposition period in April 2015 with no opposition filed against it at the European Patent Office, and which is scheduled to expire in 2027; and

•	a number of pending patent applications covering formulations of ezutromid, further methods of use of ezutromid and the composition of matter of second generation utrophin modulator candidates.

Our CDI patent portfolio includes the following granted patents and patent applications that we own or exclusively license:

•	a granted U.S. patent covering the use of ridinilazole in the treatment of CDI, which is scheduled to expire in 2029 (subject to possible PTA);

•	a corresponding granted European patent covering the use of ridinilazole in the treatment of CDI, which is scheduled to expire in 2029;

•	a granted U.S. patent covering hydrates of ridinilazole, which is scheduled to expire in 2029;

•	an allowed European divisional application covering hydrates of ridinilazole and pharmaceutical compositions comprising ridinilazole;

•	a further pending divisional application with the European Patent Office; and

•	two granted U.S. patents, a pending U.S. continuation patent application and a granted European patent covering second generation agents for the treatment of CDI, which is scheduled to expire in 2031.

While patent protection is not available for composition of matter claims that only recite the API for ridinilazole, protection may be available for the pharmaceutical compositions comprising ridinilazole as well other forms thereof such as hydrates (and indeed claims have been secured for the latter in both Europe and the U.S.).

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

Sales and Marketing

In light of our stage of development, we have not yet established a sales and marketing organization or distribution capabilities. We have retained exclusive worldwide commercialization rights for ezutromid and ridinilazole for all indications in all territories.

If ezutromid receives marketing approval, we intend to commercialize it initially in the United States and Europe with our own focused, specialized sales force that we plan to establish. We believe that medical specialists treating DMD are sufficiently concentrated that we will be able to effectively promote ezutromid with a targeted sales team in these and potentially other key territories. We also believe that our relationships with patient advocacy groups will strengthen our ability to market ezutromid. Outside of the United States and Europe, we plan to evaluate the potential for utilizing collaboration, distribution and other marketing arrangements with third parties to commercialize ezutromid.

We plan to evaluate our options for maximizing the commercial opportunity for ridinilazole. We may determine to commercialize the product directly in the United States and Europe with our own specialized sales force or seek third-party collaborators for the commercialization of ridinilazole. We intend to evaluate the relative merits of retaining commercialization rights for ourselves or entering into collaboration arrangements with third parties depending on factors such as the anticipated development costs required to achieve marketing approval, the sales and marketing resources required in each territory in which we receive approval, the relative size of the market opportunity in such territory, the particular expertise of the third party and the proposed financial terms of the arrangement.

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

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The failure to comply with the FDCA and applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice, or DOJ, or other federal and state governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an IND, which must take effect before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with current good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of a new drug application, or NDA;

•	review of the product candidate by an FDA advisory committee, where appropriate or if applicable;

•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including Risk Evaluation and Mitigation Strategies, or REMS, where applicable, and any post-approval studies required by the FDA.

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

IND and IRB Approval of Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the clinical trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct a continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on its ClinicalTrials.gov website.

A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA or IND so long as the clinical trial is conducted in compliance with an international guideline for the ethical conduct of clinical research known as the Declaration of Helsinki or the laws and regulations of the country or countries in which the clinical trial is performed, whichever provides the greater protection to the participants in the clinical trial.

Human clinical trials are typically conducted in four sequential phases, which may overlap or be combined:

•	Phase 1. The drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

•	Phase 2. The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3. The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product. Phase 3 clinical trials are commonly referred to as “pivotal” trials, which typically denotes a trial which presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a drug.

•	Phase 4. Post-approval studies may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor or the data monitoring committee may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.3 million, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently exceeding $114,000 per product and $585,000 per establishment. These fees are typically increased annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for drugs with orphan designation and a waiver for certain small businesses and an exception from the establishment fee when the establishment does not engage in manufacturing the drug during a particular fiscal year.

The FDA conducts a preliminary review of an NDA within 60 calendar days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.

The FDA has agreed to specified performance goals in the review process of NDAs. Under that agreement, 90% of applications seeking approval of New Molecular Entities, or NMEs, are meant to be reviewed within ten months from the date on which FDA accepts the NDA for filing, and 90% of applications for NMEs that have been designated for “priority review” are meant to be reviewed within six months of the filing date. For applications seeking approval of drugs that are not NMEs, the ten-month and six-month review periods run from the date that FDA receives the application. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

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

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, suspension of the approval, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

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

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, as well as the Drug Supply Chain Security Act, or DSCA, which regulate the distribution and tracing of prescription drugs and prescription drug samples at the federal level, and set minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. The DSCA imposes requires to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.

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

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. A new chemical entity is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication.

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

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

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

Orphan Drug Designation and Exclusivity

The FDA has granted orphan drug designation to ezutromid for the treatment of DMD. Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

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

GAIN Exclusivity for Antibiotics

The FDA has designated ridinilazole as a qualified infectious disease product, or QIDP, under the Generating Antibiotic Incentives Now Act, or GAIN Act. Congress passed this legislation to encourage the development of antibacterial and antifungal drug products that treat pathogens that cause serious and life-threatening infections. To that end, the GAIN Act grants an additional five years of exclusivity upon the approval of an NDA for a drug product designated by the FDA as a QIDP. Thus, for a QIDP, the periods of five-year new chemical entity exclusivity, three-year new clinical investigation exclusivity and seven-year orphan drug exclusivity, would become ten years, eight years and 12 years, respectively.

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

The new Regulation (EU) No 536/2014 aims to simplify and streamline the approval of clinical trial in the European Union. The main characteristics of the regulation include:

•	A streamlined application procedure via a single entry point, the E.U. portal.

•	A single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states.

•	A harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned.

•	Strictly defined deadlines for the assessment of clinical trial application.

•	The involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Regulation (EU) No 536/2014.

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

Market Authorizations Granted by Authorities of E.U. Member States

In general, if the centralized procedure is not followed, there are three alternative procedures as prescribed in Directive 2001/83/EC:

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

Orphan Drug Designation and Exclusivity

The European Commission, following an evaluation by the EMA’s Committee for Orphan Medicinal Products, has designated ezutromid as an orphan medicinal product (EU orphan designation number: EU/3/08/591). Pursuant to Regulation (EC) No 141/2000 and Regulation (EC) No. 847/2000, the European Commission can grant such orphan medicinal product designation to products for which the sponsor can establish that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 people in the European Union, or a life threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that sales of the drug in the European Union would generate a sufficient return to justify the necessary investment. In addition, the sponsor must establish that there is no other satisfactory method approved in the European Union of diagnosing, preventing or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients.

Orphan drug designation is not a marketing authorization. It is a designation that provides a number of benefits, including fee reductions, regulatory assistance, and the possibility to apply for a centralized E.U. marketing authorization, as well as ten years of market exclusivity following a marketing authorization. During this market exclusivity period, neither the EMA, the European Commission nor the member states can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as those contained in an authorized orphan medicinal product and that is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. In addition, a competing similar medicinal product may in limited circumstances be authorized prior to the expiration of the market exclusivity period, including if it is shown to be safer, more effective or otherwise clinically superior to the already approved orphan drug. Furthermore, a product can lose orphan designation, and the related benefits, prior to us obtaining a marketing authorization if it is demonstrated that the orphan designation criteria are no longer met.

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

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of products will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

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

Healthcare Law and Regulation

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, including the Final Omnibus Rule published in January 2013, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal transparency requirements under the Patient Protection and Affordable Care Act, known as the federal Physician Payments Sunshine Act, will require certain manufacturers of drugs, devices, biologics and medical supplies to report to the Center for Medicare & Medicaid Services, or CMS, within the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests held by physicians and their immediate family members; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

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

Healthcare Reform

A primary trend in the United States healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States.

By way of example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, the United States Congress enacted the Affordable Care Act, which, among other things, includes changes to the coverage and payment for products under government health care programs. Among the provisions of the Affordable Care Act of importance to potential drug candidates are:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

•	established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	the Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. However, the IPAB implementation has been not been clearly defined. PPACA provided that under certain circumstances, IPAB recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings; and

•	established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

C.	Organizational Structure

The following is a list of our subsidiaries:

Name of subsidiary	Country of registration	Activity	% holding
Summit Therapeutics Inc.	USA	Research and Development Services	100%
Summit Corporation Limited	England and Wales	Dormant	100%
Summit (Oxford) Limited	England and Wales	Research and Development	100%
Summit (Wales) Limited	England and Wales	Research and Development	100%
Summit (Cambridge) Limited	England and Wales	Dormant	100%
Summit Discovery 1 Limited	England and Wales	Dormant	100%
Summit Corporation Employee Benefit Trust Company Limited	England and Wales	Dormant	100%
MuOx Limited	England and Wales	Research and Development	100%

D.	Property, Plants and Equipment

Type/Uses	Location	Size	Lease Expiry
Executive office	Oxfordshire, United Kingdom	4,373 square feet	June 2019
Executive office	Cambridge, Massachusetts	682 square feet	Rolling

Item 4A: Unresolved Staff Comments

Not applicable.

Item 5:	Operating and Financial Review and Prospects

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

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts as of and for the year ended January 31, 2016 have been translated into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on January 29, 2016, of £1.00 to $1.4184. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Overview

We were founded in 2003 and are incorporated under the laws of England and Wales with the Registrar of Companies of England and Wales, United Kingdom. Our principal offices are located in the United Kingdom. Our ordinary shares have traded on AIM, which is a sub-market of the London Stock Exchange, since October 2004 and our American Depositary Shares, or ADSs, have traded on the NASDAQ Global Market since March 2015. Our historic business activities have included the research and development of drug candidates across a number of disease areas. We have also in the past provided drug discovery services to other pharmaceutical and biotechnology companies. However, we sold these drug discovery services businesses in 2009 as part of a broader restructuring initiative to focus on identifying and developing medicines in a range of major therapy areas. In 2012, we made a strategic decision to further refine our business focus and concentrate on the development of our clinical stage programs for DMD and CDI, in order to more efficiently capitalize on the scientific and commercial potential of these programs. Accordingly, we discontinued our in-house discovery efforts relating to the development of an iminosugar technology platform. We expanded our future generation utrophin modulator pipeline effort in November 2013 through the formation of a strategic alliance with the University of Oxford. As part of this transaction, we acquired an exclusive option to license intellectual property that is generated as part of our research with the University of Oxford in utrophin modulation. In 2014, we opened an office in Cambridge, Massachusetts, in order to strengthen our presence in the United States. We expect to undertake a significant proportion of our future development efforts for our clinical programs in the United States.

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

We have generated losses since inception. Our net loss was approximately £17.1 million for the year ended January 31, 2016, £11.3 million for the year ended January 31, 2015 and £6.1 million for the year ended January 31, 2014. As of January 31, 2016, we had an accumulated deficit of £47.3 million. We expect to incur significant expenses and increasing operating losses for at least the next several years in connection with conducting clinical trials for our lead product candidates, ezutromid (formerly SMT C1100) for the treatment of DMD and ridinilazole (formerly SMT19969) for the treatment of CDI, and seeking marketing approval for ezutromid and ridinilazole in the United States and the European Union as well as other geographies. In addition, subject to obtaining regulatory approval for ezutromid, ridinilazole or any of our future product candidates, we expect to incur significant commercialization expenses for product sales, marketing, distribution and outsourced manufacturing. We also incur additional costs associated with operating as a public company in the United States in addition to in the United Kingdom. Accordingly, we will need additional financing to support our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Operating Results

Important Financial and Operating Terms and Concepts

Other Operating Income

Other operating income primarily consists of amounts received from philanthropic, non-government and not for profit organizations and patient advocacy groups and income received from the Wellcome Trust. Other operating income also includes grant income from government entities, including Innovate UK. In October 2012, we entered into a translation award funding agreement with the Wellcome Trust to support Phase 1 and Phase 2 clinical trials of ridinilazole for the treatment of CDI. We are eligible to receive up to £4.0 million from the Wellcome Trust under this award, of which we have received £3.9 million. This award followed an award funding agreement we entered into with the Wellcome Trust in October 2009, under which we received £2.3 million. In September 2013, we entered into an agreement with Innovate UK for funding of up to £2.4 million to support development of ezutromid, of which we have received £1.7 million by January 31, 2016.

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

We utilize our employee and infrastructure resources across multiple research projects. We track expenses related to our clinical programs and certain preclinical programs on a per project basis. We expect our research and development expenses to continue to increase as compared to prior periods as we initiate and continue clinical trials of ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI and continue our research activities and initiate preclinical programs for future product candidates. The timing and amount of these expenses will depend upon the outcome of our ongoing clinical trials and the costs associated with our planned clinical trials. The timing and amount of these expenses will also depend on the costs associated with potential future clinical trials of our product candidates and the related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product candidate manufacturing costs.

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

	Year ended January 31,
	2016	2016	2015	2014
	(in thousands)
DMD program	$10,674	£7,526	£4,719	£2,898
CDI program	7,896	5,567	3,211	2,115
Other research and development costs	5,338	3,763	2,487	1,598

Total	$23,908	£16,856	£10,417	£6,611

From inception to January 31, 2016, our total DMD program expenses were £18.3 million and our total CDI program expenses were £13.7 million.

The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of ezutromid, ridinilazole or any of our future product candidates. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of

•	the progress, costs and results of clinical trials of ezutromid for DMD and ridinilazole for CDI;

•	the scope, rate of progress, costs and results of preclinical development, laboratory testing and clinical trials for our potential optimized formulation of ezutromid, internally developed second generation utrophin modulators, and future generation modulators;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the efficacy and potential advantages of our product candidates compared to alternative treatments, including any standard of care, and our ability to achieve market acceptance for any of our product candidates that receive marketing approval;

•	the costs and timing of commercialization activities, including product sales, marketing, distribution and manufacturing, for any of our product candidates that receive marketing approval and the rate we expand our physical presence in the United States; and

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining, enforcing and protecting our intellectual property rights and defending against any intellectual property-related claims.

A change in the outcome of any of these variables with respect to the development of ezutromid or ridinilazole or any other future product candidate that we may develop could result in a significant change in the costs and timing associated with the development of that product candidate. For example, if the European Medicines Agency, or EMA, the U.S. Food and Drug Administration, or the FDA, or another regulatory authority were to require us to conduct clinical trials or other testing beyond those that we currently contemplate will be required for the completion of clinical development of ezutromid or ridinilazole or any other future product candidate, or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional resources and time on the completion of clinical development of that product candidate.

General and Administration Expenses

General and administration expenses consist primarily of salaries and benefits related to our executive, finance, business development, human resources and support functions. Other general and administration expenses include share-based compensation expenses, facility-related costs and expenses associated with the requirements of being a listed public company in the United Kingdom and the United States, including insurance, legal, professional, audit and taxation services fees.

We anticipate that our general and administration expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also anticipate continued increased accounting, audit, regulatory, compliance, insurance and investor and public relations expenses associated with being a publicly traded company in the United Kingdom and the United States. Our ADSs have traded on the NASDAQ Global Market since March 5, 2015.

Taxation

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. To date, we have not recognized a deferred tax asset with respect to these tax losses because we do not consider it probable that there will be suitable taxable profits in the foreseeable future based on the evidence available. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime and are able to surrender some of our trading losses that arise from our research and development activities for a cash rebate ranging from 8.67% to 33.23% of eligible research and development expenditure. In the event we generate revenues in the future, we may benefit from the new “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. This relief applies to profits earned from April 1, 2013 and following the transitional arrangements that will phase in the relief, the rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.

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

Impairments

We review annually whether there are any indications that intangible assets have suffered any impairment. If there is any indication of impairment, then we undertake further tests to determine the potential impact on the carrying value of the assets. The recoverable amounts of cash generating units have been determined based on value-in-use calculations which will be incurred in selling the unit. These calculations require the use of estimates; the nature of the estimates used in impairment testing as of January 31, 2016 and January 31, 2015 are presented in the notes to the financial statements appearing at the end of this Annual Report.

Results of Operations

Comparison of Years Ended January 31, 2016 and 2015

The following table summarizes the results of our operations for the years ended January 31, 2016 and 2015, together with the changes to those items:

	Year ended January 31,		Change 2016 vs. 2015
	2016	2015	Increase/ (Decrease)
	(in thousands, except percentages)
Other operating income	£1,451	£2,148	£(697)	(32.5)%
Operating expenses
Research and development	(16,856)	(10,417)	6,439	61.8
General and administration	(4,771)	(4,442)	329	7.4

Operating loss	(20,176)	(12,711)	7,465	58.7
Finance income	30	51	(21)	(41.2)

Loss before income tax	(20,146)	(12,660)	7,486	59.1
Income tax credit	3,058	1,297	1,761	135.8

Loss for the year	£(17,088)	£(11,363)	£5,725	50.4%

Other Operating Income

Other operating income decreased by £0.7 million, or 32.5%, to £1.4 million during the year ended January 31, 2016 from £2.1 million during the year ended January 31, 2015. Income recognized as part of the Wellcome Trust Translational Award decreased by £0.4 million to £0.8 million for the year ended January 31, 2016 from £1.2 million for the year ended January 31, 2015 as a result of a lower contribution rate ascribed to Phase 2 activities as compared to Phase 1 activities under the terms of the funding agreement. As of January 31, 2016, we had an accrued income balance of £0.08 million related to cash due to be received from the Wellcome Trust, which we expect to receive within the next twelve months upon achievement of the final milestone of the Wellcome Trust Award when we deliver final reports related to the grant. Income recognized as part of the funding from Innovate UK for the DMD program decreased by £0.3 million to £0.6 million for the year ended January 31, 2016 from £0.9 million for the year ended January 31, 2015. The decrease in income is in line with the achievement of milestones to date under the funding agreement.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £6.4 million, or 61.8%, to £16.8 million for the year ended January 31, 2016 from £10.4 million for the year ended January 31, 2015. This increase was primarily due to increased spending related to our DMD and CDI programs. During the year ended January 31, 2016, expenses related to our DMD program increased by £2.8 million to £7.5 million from £4.7 million for the year ended January 31, 2015. This increase included £1.5 million related to our ezutromid clinical activities, £1.2 million related to research associated with our second generation utrophin modulator program and our strategic alliance with the University of Oxford, £0.3 million associated with manufacturing costs for our clinical trials, and offset by a decrease of £0.4 million related to long term toxicity studies which were performed in 2014. During the year ended January 31, 2016, expenses related to our CDI program increased by £2.3 million to £5.5 million from £3.2 million for the year ended January 31, 2015. This increase was primarily due to costs incurred related to our ongoing Phase 2 clinical trials, as well as preparatory Phase 3 clinical trial costs. During the year ended January 31, 2016, other research and development expenses increased by £1.3 million to £3.8 million from £2.5 million for the year ended January 31, 2015. This increase was due to a £1.1 million increase in staffing costs, a £0.1 million increase in internal regulatory costs and a £0.1 million increase in the share-based payment charge allocated to research and development expenses, which resulted from increased employee headcount within our DMD and CDI program teams.

General and Administration Expenses

General and administration expenses increased by £0.3 million, or 7.4%, to £4.7 million for the year ended January 31, 2016 from £4.4 million for the year ended January 31, 2015. This increase was due to an £0.7 million increase in legal and professional expenses and other costs associated with being a publicly traded company in the United States as well as in the United Kingdom, an increase of £0.4 million in staff related costs, an increase of £0.2 million in overhead and facility related costs and an increase of £0.1 million in share based payment expense offset by £0.7 million in cash infusion milestone payments made to two U.S. DMD patient groups as part of funding agreements recognized in July 2014 and £0.4 million recognized as a favorable exchange rate variance.

Finance Income

Finance income decreased by £0.02 million to £0.03 million for the year ended January 31, 2016 from £0.05 million for the year ended January 31, 2015. This decrease was due to reduced bank interest received on cash deposits as a result of a lower available bank interest rate.

Income Tax Credit

Our income tax credit increased by £1.8 million, or 135.8%, to £3.1 million for the year ended January 31, 2016 from £1.3 million for the year ended January 31, 2015. This increase was the result of our increased expenditure on research and development and a related increase in our research and development tax credit.

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

Other Operating Income

Other operating income increased by £0.3 million, or 16.5%, to £2.1 million during the year ended January 31, 2015 from £1.8 million during the year ended January 31, 2014. The increase in other operating income during this year was due to a £0.5 million increase in government grant income associated with funding received from Innovate UK as part of an up to £2.4 million grant to support the development of ezutromid for the treatment of DMD, which we were awarded in September 2013. Of the total award £1.4 million was outstanding as of January 31, 2015. The increase in government grant income was offset by a decrease in other operating income recognized from the Wellcome Trust, which decreased by £0.2 million to £1.2 million for the year ended January 31, 2015 from £1.4 million for the year ended January 31, 2014. The decrease in income recognized from the Wellcome Trust in the year ended January 31, 2015 resulted from a lower contribution rate ascribed to Phase 2 activities as compared to Phase 1 activities under the terms of the funding agreement. As of January 31, 2015, we had a deferred income balance of £0.7 million related to cash received from the Wellcome Trust.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £3.8 million, or 57.6%, to £10.4 million for the year ended January 31, 2015 from £6.6 million for the year ended January 31, 2014. This increase was primarily due to increased spending related to our DMD and CDI programs. During the year ended January 31, 2015, expenses related to our DMD program increased by £1.8 million to £4.7 million from £2.9 million for the year ended January 31, 2014. This increase included £0.8 million related to our ezutromid clinical activities, £0.6 million related to research associated with our second generation utrophin modulator program and our strategic alliance with the University of Oxford, £0.3 million associated with manufacturing costs for our clinical trials, £0.2 million related to regulatory associated costs, £0.1 million related to biomarker research activities and offset by a decrease of £0.2 million related to long term toxicity studies. During the year ended January 31, 2015, expenses related to our CDI program increased by £1.1 million to £3.2 million from £2.1 million for the year ended January 31, 2014. This increase was due to costs incurred related to our ongoing Phase 2 clinical trials. During the year ended January 31, 2015, other research and development expenses increased by £0.9 million to £2.5 million from £1.6 million for the year ended January 31, 2014. This increase was due to a £0.8 million increase in staffing costs and a £0.2 million increase in the share-based payment charge allocated to research and development expenses, which resulted from increased employee headcount within our DMD and CDI program teams. These amounts were partially offset by a reduction in other non-core program costs of £0.1 million due to the discontinuation of our in-house discovery efforts related to the development of an iminosugar technology platform.

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

Income Tax Credit

Our income tax credit increased by £0.7 million, or 113.7%, to £1.3 million for the year ended January 31, 2015 from £0.6 million for the year ended January 31, 2014. This increase was the result of our increased expenditure on research and development and a related increase in our research and development tax credit.

Liquidity and Capital Resources

Sources of liquidity

Since our inception, we have incurred significant operating losses. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administration expenses will continue to increase in connection with conducting clinical trials for our lead product candidates, ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI, and seeking marketing approval for ezutromid and ridinilazole in the United States and the European Union as well as other geographies. As a result, we will need additional capital to fund our operations, which we may obtain from additional financings, research funding, collaborations, contract and grant revenue or other sources. Additional capital, when needed, may not be available to us on acceptable terms, or at all.

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

As of January 31, 2016, we had cash and cash equivalents of £16.3 million.

In March 2014, we received net proceeds of £20.5 million from the issuance and sale of 16,923,077 ordinary shares. In March 2015, we received net proceeds of $32.7 million (£21.9 million) from the issuance and sale of 3,967,500 American Depositary Shares which represent 19,837,500 ordinary shares.

Cash Flows

The following table summarizes the results of our cash flows for the years ended January 31, 2016, 2015 and 2014.

	Year ended January 31,
	2016	2016	2015	2014
	(in thousands)
Net cash (outflow) from operating activities	$(24,371)	£(17,182)	£(11,325)	£(5,869)
Net cash (outflow) / inflow from investing activities	(51)	(36)	16	64
Net cash inflow from financing activities	31,398	22,136	20,544	4,456

Net increase/(decrease) in cash and cash equivalents	$6,976	£4,918	£9,235	£(1,349)

Operating Activities

Net cash outflow from operating activities increased by £5.9 million, or 52.0%, to £17.2 million for the year ended January 31, 2016 compared to £11.3 million for the year ended January 31, 2015. This increase was driven by an increase in operating expenses and working capital requirements, offset by the receipt of a research and development tax credit that increased by £0.7 million, or 112.9%, to £1.4 million for the year ended January 31, 2016 compared to £0.7 million for the year ended January 31, 2015.

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

Investing Activities

Net cash outflow for the year ended January 31, 2016 and net cash inflows for the years ended January 31, 2015 and 2014 include the net amount of bank interest received on cash deposits less amounts paid to acquire property and equipment.

Financing Activities

Net cash inflow from financing activities in all periods presented relates to the proceeds received from the various sales of our equity securities, net of expenses. We received £22.1 million from the sale of equity securities during the year ended January 31, 2016, £20.5 million from the sale of equity securities during the year ended January 31, 2015 and £4.5 million from the sale of equity securities during the year ended January 31, 2014.

Funding Requirements

We anticipate that our expenses will increase substantially in connection with conducting clinical trials for our lead product candidates, ezutromid for the treatment of patients with DMD and ridinilazole for the treatment of patients with CDI, and seeking marketing approval for ezutromid and ridinilazole in the United States and the European Union as well as in other geographies. In addition, if we obtain marketing approval of ezutromid or ridinilazole, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expense, as well as ongoing research and development expenses.

In addition, our expenses will increase if and as we:

•	continue the research and development of a potential optimized formulation of ezutromid, internally developed second generation utrophin modulators, and future generation modulators that we are developing in collaboration with the University of Oxford;

•	seek to identify and develop additional future product candidates;

•	seek marketing approvals for any product candidates that successfully complete clinical development;

•	ultimately establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any product candidates for which we receive marketing approval;

•	acquire or in-license other product candidates and technology;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, regulatory and scientific personnel;

•	expand our physical presence in the United States; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

Because of our need to raise additional capital to continue to fund our future operations, the significant losses and negative cash flows from operations that we have incurred since inception, and our accumulated deficit and limited cash resources, our independent registered public accounting firm has included an explanatory paragraph in its report on our financial statements for the year ended January 31, 2016, about our ability to continue as a going concern.

We believe that our existing cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for our major programs through the end of our fiscal year ending January 31, 2017. We estimate these capital resources will be sufficient to enable us to report the first set of 24-week muscle biopsy data from the first group of patients from our PhaseOut DMD clinical trial which is expected in January 2017, complete and report top line data from our Phase 1 clinical trial evaluating a potential optimized formulation of ezutromid which we expect to report in the third quarter of 2016, and complete and report top line data from our exploratory clinical trial of ridinilazole compared to fidaxomicin which we expect to report in the second half of 2016. We do not expect our existing capital resources will allow us to complete our PhaseOut DMD clinical trial.

We have based the foregoing estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate assumes, among other things, that we do not obtain any additional funding through grants and clinical trial support or through new collaboration arrangements. Our future capital requirements will depend on many factors, including:

•	the progress, costs and results of clinical trials of ezutromid for DMD and ridinilazole for CDI;

•	the scope, progress, costs and results of preclinical development, laboratory testing and clinical trials for our potential optimized formulation of ezutromid, internally developed second generation utrophin modulators, and future generation utrophin modulators that we are developing in collaboration with the University of Oxford;

•	the number and development requirements of other future product candidates that we pursue;

•	the costs, timing and outcome of regulatory review of ezutromid, ridinilazole and our other future product candidates;

•	the costs and timing of commercialization activities, including product sales, marketing, distribution and manufacturing, for any of our product candidates that receive marketing approval;

•	subject to receipt of marketing approval, revenue received from commercial sales of ezutromid, ridinilazole or any of our other future product candidates;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining, enforcing and protecting our intellectual property rights and defending against any intellectual property-related claims;

•	our ability to establish and maintain collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the extent to which we acquire or invest in other businesses, products and technologies;

•	the rate of the expansion of our physical presence in the United States; and

•	the costs of operating as a public company in the United States in addition to in the United Kingdom.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, collaborations, strategic alliances, grants and clinical trial support from governmental entities and philanthropic, non-government and not for profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. We do not have any committed external source of funds other than £0.1 million in funding that we are eligible to receive under our award funding agreement with the Wellcome Trust and £0.6 million of funding that we are eligible to receive under our agreement with Innovate UK, in each case subject to satisfying specified criteria. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing shareholders, including our ADS holders, will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing shareholders and ADS holders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends or other distributions. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of January 31, 2016.

	Payments due by period
	Total	Less than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	£291	£97	£194	£—	—
Contractual obligations	3,113	830	1,660	623	—

Total contractual cash obligations	£3,404	£927	£1,854	£623	—

We enter into operating leases in the normal course of our business.

The contractual obligations in the preceding table reflect our obligation to fund a drug research and discovery program in the University of Oxford laboratories that is described in more detail under “University of Oxford” below.

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

University of Oxford

In November 2013, we acquired all of the outstanding equity of MuOx Limited, or MuOx, a spin out of the University of Oxford. In connection with that acquisition, we and MuOx entered into a set of agreements with the University of Oxford and its technology transfer division, Isis Innovation Limited, or Isis. Under the research sponsorship agreement that we entered into with the University of Oxford and Isis in November 2013, amended and restated in July 2014 and amended in November 2015, we have agreed to fund a drug research and discovery program in the University of Oxford laboratories to identify and research utrophin modulators to treat DMD. The University of Oxford is responsible for conducting this program. Isis has no obligations under the research sponsorship agreement. We have agreed to fund up to £4.3 million for this purpose over the initial six-year research period ending in November 2019. If we exercise our right to extend the research period by an additional year, we have agreed to fund an additional £0.8 million, for a total of £5.2 million. As of January 31, 2016, we had paid to the University of Oxford £1.2 million of this amount. Under an option agreement that we, the University of Oxford and Isis entered into in November 2013, which we amended in November 2015, which we refer to as the option agreement, Isis granted us an exclusive option to license certain intellectual property, or IP, arising under the research sponsorship agreement and certain other IP arising from research and development at the University of Oxford, which we refer to as arising IP. We paid Isis £10,000 in connection with entering into the amendment to the option agreement. If we exercise our option to obtain a license under arising IP, we would be obligated to pay Isis a specified sum in option exercise fees. For any arising IP for which we have exercised the option and that comprises new chemical entities or compounds, which we refer to as optioned compounds, we would obtain an exclusive, sublicensable license. We are obligated to pay milestone payments of up to £75,000 upon the achievement of specified development milestones, whether such milestones occur prior to or after our exercise of the option to obtain an exclusive sublicensable license. Following exercise of such an option we would also be obligated to pay milestone payments upon the achievement of specified regulatory milestones with respect to each optioned compound. The specified regulatory milestone payment is due each time the specified regulatory milestone is achieved with respect to an optioned compound and, if each optioned compound achieved each regulatory milestone once, we would be obligated to pay Isis a total of £3.7 million in regulatory milestone payments for each optioned compound.

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

Wellcome Trust

In October 2012, we entered into a translation award funding agreement with The Wellcome Trust Limited, as trustee of the Wellcome Trust, to support a Phase 1 and a Phase 2 clinical trial of ridinilazole for the treatment of CDI. We refer to the translation award funding agreement as the translation award agreement. We refer to any compound or product that is covered by IP rights created under the translation award agreement or our prior agreement with the Wellcome Trust, or that is covered by IP rights to which we had rights prior to October 2009 and that relate to the activities under our agreements with the Wellcome Trust, as the award products. Under the terms of a related revenue sharing agreement that we would enter into with the Wellcome Trust to permit our development and commercialization of the award products, the Wellcome Trust is entitled to receive a tiered portion of the net revenue, ranging from a mid-single digit percentage up to a mid-twenties percentage, that we or our affiliates receive from our development and commercialization of the award products and the related IP. In addition, we would be obligated to pay the Wellcome Trust a milestone in a specified amount if cumulative net revenue exceeds a specified amount.

University College London

On March 23, 2010, we entered into a collaborative research agreement with the School of Pharmacy, University of London which was later novated on November 28, 2011 by the School of Pharmacy to University College London. As part of this agreement, and in consideration of their role in the development of the initial compound series from which ridinilazole was later identified, we agreed to pay the School of Pharmacy (now University College London) a low single-digit share of all revenue received by us in respect of ridinilazole, including any pre-commercial licensing revenue, up to a maximum of £1.0 million.

U.S. Not for Profit Organizations

Muscular Dystrophy Association

In December 2011, we entered into a grant agreement with the Muscular Dystrophy Association, Inc., or MDA, to partially fund a Phase 1 clinical trial of ezutromid to treat DMD. Under the terms of the grant agreement, we have agreed to make specified milestone payments to MDA during our or our affiliates’ development and commercialization of pharmaceutical products containing the small molecules that can upregulate the utrophin gene, including ezutromid and compounds to which we have rights, which we refer to as the project products. Because we raised more than a specified aggregate amount of funding, we paid a specified sum to MDA under the terms of the agreement, which we refer to as the MDA cash infusion milestone payment. We have also agreed to pay MDA a specified lump sum amount, less any previously paid MDA cash infusion milestone payment, following the regulatory approval of any project product for use or sale in the United States or European Union in the treatment of DMD or Becker muscular dystrophy, or BMD, and an additional specified sum upon achievement of a commercial milestone. We would be obligated to pay MDA a low single digit percentage royalty of worldwide net sales by us, our affiliates or licensees of any project product. If we assign our rights to any of the compounds subject to the grant agreement or experience specified change in control events, MDA may require our assignee to assume our obligations under the MDA grant agreement with respect to the assigned rights, or require us to pay MDA the greater of a low single digit percentage of the fair market value of the assigned rights, or an amount that would give MDA an internal rate of return of a low double digit percentage on its grant to us.

Duchenne Partners Fund

In December 2011, we entered into a grant agreement with the Duchenne Partners Fund, Inc., or DPF, to partially fund a Phase 1 clinical trial of ezutromid to treat DMD. Under the DPF grant agreement, we have agreed to make specified milestone payments to DPF during our or our affiliates’ development and commercialization of pharmaceutical products containing the small molecules that can upregulate the utrophin gene, including ezutromid and compounds with similar mechanisms of action to which we have rights, which we refer to as project products. Because we raised more than a specified aggregate amount of funding, we paid a specified sum to DPF under the terms of the agreement, which we refer to as the DPF cash infusion milestone payment.

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

Other Contracts

In addition, we enter into contracts in the normal course of business with contract research organizations to assist in the performance of our research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancellable contracts and not included in the table of contractual obligations and commitments.

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

We may take advantage of these provisions until January 31, 2021 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of our share capital held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this Annual Report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

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

The following table sets forth the names, ages and positions of our executive officers, key employees and directors as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Glyn Edwards	60	Chief Executive Officer, Executive Director
Erik Ostrowski	43	Chief Financial Officer

Key Employees
Ralf Rosskamp	63	Chief Medical Officer
Jonathon Tinsley	57	Chief Scientific Officer, DMD
Richard Vickers	40	Chief Scientific Officer, Antimicrobials

Non-Employee Directors
Frank Armstrong(2)(3)(4)	59	Non-Executive Chairman
Barry Price(1)(3)(4)	72	Non-Executive Director
Stephen Davies(2)(3)(4)	66	Non-Executive Director
Leopoldo Zambeletti(3)(4)	47	Non-Executive Director
Valerie Andrews(1)(2)(3)(4)	56	Non-Executive Director
David Wurzer(1)(3)(4)	57	Non-Executive Director

(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	An “independent director” as such term is defined in Rule 10A-3 under the Exchange Act.

Executive Officers

Glyn Edwards has served as our Chief Executive Officer and a member of our board of directors since April 2012. Prior to joining our company, Mr. Edwards served as interim Chief Executive Officer of the BioIndustry Association, a U.K. trade organization, from November 2011 to June 2012, and Chief Executive Officer at Antisoma plc, a publicly traded biotechnology company specializing in the development of novel drugs for the treatment of cancer, from 1998 to 2011. Mr. Edwards also previously served as Vice President of Business Development at Therapeutic Antibodies Ltd. Mr. Edwards received a BSc in Biochemistry from Bristol University and a MSc in Economics from the London Business School. We believe that Mr. Edwards is qualified to serve as a member of our board of directors because of his extensive executive leadership and business development experiences in the life sciences industry.

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

Key Employees

Ralf Rosskamp has served as our Chief Medical Officer since September 2015. Prior to joining our company, Dr. Rosskamp served as Vice President, Global Clinical Development at NPS Pharmaceuticals from July 2013 to May 2015, which was subsequently acquired by Shire Pharmaceuticals. Prior to that, Dr. Rosskamp was Executive Vice President, Research and Development, at Ikaria, Inc., a biotherapeutics company from 2007 to 2010. Dr. Rosskamp has also served as Executive Vice President, R&D of Kos Pharmaceuticals (acquired by Abbott Labs), Vice President, Global Therapeutic Area Endocrinology, Metabolism, Rheumatology and Bone at Aventis Pharmaceuticals and Head, Clinical Research — Metabolism and Global Clinical Director, Recombinant Products at Hoechst AG. In his academic career, Dr. Rosskamp served as Associate Professor, Pediatric Endocrinology in the Department of Pediatrics at the University of Bonn. He received an M.D. from the University of Bonn and is a board-certified pediatrician in Germany.

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

Non-Employee Directors

Frank Armstrong has served as a member of our board of directors since November 2012 and Non-Executive Chairman since June 2013. Dr. Armstrong is currently President of Dr Frank M Armstrong Consulting Limited, a position he has held since 2012. Prior to this, Dr. Armstrong led Medical Science and

Innovation at Merck Serono, the biopharmaceutical division of Merck KGaA, from 2010 to 2011. Dr. Armstrong was also Head of Worldwide Product Development at Bayer AG from 1998 to 2001 and held various positions at ICI plc and Zeneca plc, now AstraZeneca plc, from 1985 to 1998. Dr. Armstrong has served as the Chief Executive Officer at five biotechnology companies, including Fulcrum Pharma, which is listed on AIM, CuraGen, a NASDAQ-listed company that was acquired by Celldex Therapeutics, Inc., Bioaccelerate, Provensis and Phoqus. Dr. Armstrong is the Non-Executive Chairman of Xceleron Ltd, Redx Pharma plc, Faron Pharmaceuticals and Caldan Therapeutics Ltd; a Non-Executive Director of Juniper Pharmaceuticals Inc. (formerly Columbia Laboratories Inc.), which is listed on NASDAQ, and Mereo Biopharma Group Ltd.; and a Member of the Strategic Advisory Board of HealthCare Royalty Partners. Dr. Armstrong received an honors degree in Biochemistry and an MBChB(MD) in Medicine from the University of Edinburgh in Scotland. He is a Fellow of the Royal College of Physicians, Edinburgh and a Fellow of the Faculty of Pharmaceutical Physicians. We believe that Dr. Armstrong is qualified to serve on our board of directors because of his extensive experience in the biotechnology industry and his medical background.

Barry Price has served as a member of our board of directors since September 2006. Dr. Price spent 28 years with the Glaxo Group of companies, where he held several executive positions including, Managing Director of Glaxochem Ltd. from 1993 to 1995 and Research Director of Glaxo Group Research from 1989 to 1993. Dr. Price also served as a Non-Executive Director of Shire plc, a biopharmaceutical company that is listed on the London Stock Exchange and NASDAQ, from 1996 to 2009, during which time he was involved in developing the company into one of the U.K.’s largest life sciences companies. Dr. Price has previously held directorships at Chiroscience plc, Celltech Group plc, Pharmagene plc, Antisoma plc, and BioWisdom Ltd. Dr. Price received a BSc in chemistry and a PhD in chemistry from the University of Sheffield, and he is a Fellow of the Royal Society of Chemistry. We believe Dr. Price is qualified to serve on our board of directors because of his extensive experience in the pharmaceutical and life sciences industries.

Stephen Davies has served as a member of our board of directors since November 2013 and previously served as a member of our board of directors from 2004 to February 2013. Professor Davies has been a professor at the University of Oxford since 1996 and was appointed Waynflete Professor of Organic Chemistry and Fellow of Magdalen College in 2006. Professor Davies’ areas of expertise include medicinal and asymmetric chemistry. He has published extensively and received numerous awards in his field. Professor Davies co-founded our company, as well as other University of Oxford spin-out companies. He was the founder and Non-Executive Chairman of MuOx Limited and OxRay Ltd and Non-Executive Chairman of Scientific Research Capital Ltd.; is a founder and Non-Executive Director of OxStem Ltd. and OxStem Oncology Ltd.; and is a Non-Executive Director of Isis Innovation Ltd. Professor Davies received a BA in Chemistry from the University of Oxford, a D.Phil in Organic Chemistry from the University of Oxford, and a D.Sc. in Organic Chemistry from the University of Paris. We believe Professor Davies is qualified to serve on our board of directors because of his extensive experience as an academic and entrepreneur in the biopharmaceutical industry.

Leopoldo Zambeletti has served as a member of our board of directors since May 2014. Mr. Zambeletti has served as an independent strategic advisor to life sciences companies since 2013, focusing on mergers and acquisitions, out-licensing deals and financing strategy. Prior to this, Mr. Zambeletti worked in investment banking for 19 years, during which time he led the European Healthcare Investment teams at JP Morgan and at Credit Suisse. He is a Non-Executive Director of Nogra Pharma Ltd., an Irish biotechnology company, and of Advanced Accelerator Applications, a Swiss nuclear diagnostics and therapeutics company. Mr. Zambeletti began his career as an accountant at KPMG. He received his degree in Business Administration from Bocconi University. We believe Mr. Zambeletti is qualified to serve on our board of directors because of his extensive experience in the finance and life sciences industries.

Valerie Andrews has served as a member of our board of directors since September 2014. Most recently, Ms. Andrews served from May 2011 until May 2014 as General Counsel at Vertex Pharmaceuticals Incorporated, a biopharmaceutical company focused on small molecule therapies for cystic fibrosis and other indications. From 2002 to May 2011, Ms. Andrews served in various legal roles at Vertex, including as Deputy General Counsel and Chief Compliance Officer. Prior to joining Vertex, Ms. Andrews was the Executive Director of Licensing for Massachusetts General Hospital and Brigham and Women’s Hospital from September 2001 to March 2002. From 1989 to 2001, Ms. Andrews served as a corporate lawyer at Hill & Barlow PC, where she became a partner in 1997. In her professional roles, Ms. Andrews has garnered expertise in areas including corporate strategy, strategic transactions, corporate governance, executive compensation, risk management, and compliance. Ms. Andrews served as a Non-Executive Director of Juniper Pharmaceuticals Inc. (formerly Columbia Laboratories) from 2005 until 2015. Ms. Andrews received a BA in Chemistry and Psychology from Duke University and a JD from Boston College. We believe Ms. Andrews is qualified to serve on our board of directors because of her extensive skills in business and legal matters related to the pharmaceuticals industry.

David M. Wurzer has served as a member of our board of directors since February 2015. Mr. Wurzer is currently the Executive Vice President and Chief Investment Officer at Connecticut Innovations, a state-funded venture capital fund, where he previously served as Senior Managing Director and Managing Director. Prior to joining Connecticut Innovations in November 2009, Mr. Wurzer served as Executive Vice President, Treasurer and Chief Financial Officer at CuraGen Corporation from 1997 to 2008. He also held numerous positions at Value Health Inc. from 1991 to 1997, including Senior Vice President, Treasurer and Chief Financial Officer. Mr. Wurzer is a Non-Executive Director of Special Diversified Opportunities, Inc., Thetis Pharmaceutical LLC and Axerion Therapeutics, Inc.; from 2010 to 2012 he was a Non-Executive Director of DUSA Pharmaceuticals and from 2010 to 2015 he was a Non-Executive Director of Response Genetics. Mr. Wurzer is a Certified Public Accountant and began his career with Coopers & Lybrand, which is now part of PricewaterhouseCoopers. He received a B.B.A. from the University of Notre Dame. We believe Mr. Wurzer is qualified to serve on our board of directors because of his extensive experience in the pharmaceutical and biotechnology industries and his finance and accounting background.

B.	Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our current directors and executive officers for services provided in all capacities to us or our subsidiaries for the year ended January 31, 2016, as well as the amount contributed by us into money purchase plans for the year ended January 31, 2016 to provide pension benefits to our current directors and executive officers.

Directors’ and Executive Management Compensation

For the year ended January 31, 2016, the table below sets out the compensation paid to our current directors and executive officers.

Compensation for Year Ended January 31, 2016 for Current Directors and Executive Management

Name	Salary/ Fees £	Taxable Benefits[1] £	Pension Benefit £	Total £
Glyn Edwards	£345,000	£1,076	£12,267	£358,343
Chief Executive Officer and Executive Director
Erik Ostrowski	$540,000	—	$20,400	$560,400
Chief Financial Officer
Frank Armstrong[2]	£59,167	£918	—	£60,085
Non-Executive Chairman
Barry Price	£25,000	£1,633	—	£28,633
Non-Executive Director
Stephen Davies	£29,310	—	—	£29,310
Non-Executive Director
Leopoldo Zambeletti	£29,310	£189	—	£29,499
Non-Executive Director
Valerie Andrews	£34,459	£4,107	—	£38,566
Non-Executive Director
David Wurzer[3]	£33,153	—	—	£33,153
Non-Executive Director

(1)	Taxable benefits represent the value of the personal benefits granted, which include private medical insurance and life assurance for executive officers and travel costs (and associated income tax and national insurance contributions which were settled on behalf of the Non-Executive Directors) for attendance at board meetings for the Non-Executive Directors. Amounts included are based on the taxable benefits reported in the year ended January 31, 2016 to HM Revenue & Customs.
(2)	We paid £40,845 to Dr. Armstrong directly and £18,322 to Dr Frank M Armstrong Consulting Limited, a company controlled by Dr. Armstrong.
(3)	Mr. Wurzer was appointed to our board of directors on February 20, 2015.

Total compensation set out in the table above does not include any amounts for the value of options to acquire our ordinary shares granted to or held by the directors and executive management, which is described in “Compensation—Outstanding Equity Awards, Grants and Option Exercise” in this Annual Report.

Bonuses

Our Executive Director and Chief Financial Officer are eligible for annual bonuses at the discretion of our board and, in the case of our Executive Director, our remuneration committee. Annual bonuses are based on achievement of strategic and financial measures and personal performance objectives. Our Executive Director is eligible for annual bonus potential of 100% of his gross base salary to be paid in share options, cash or a combination of both at the discretion of our board. On January 21, 2016, our Executive Director was awarded a bonus representing 100% of his gross basic salary, of which 50% was paid in cash. The remaining bonus is due to be awarded as options. Mr. Ostrowski, our Chief Financial Officer, is eligible for a discretionary annual bonus in an amount up to 40% of his annual base salary, as determined by our board of directors. On January 21, 2016, Mr. Ostrowski was awarded a bonus representing 50% of his annual base salary. The bonus was paid in cash.

Outstanding Equity Awards, Grants and Option Exercise

During the year ended January 31, 2016, options to purchase 1,462,333 ordinary shares were awarded to our current directors and executive officers. The table below sets out information on outstanding options granted to our current directors and executive officers as of January 31, 2016.

Outstanding Options As of January 31, 2016 for Current Directors and Executive Management

Name	Date of grant	At February 1, 2015	Granted during the period	Lapsed during the period	At January 31, 2016	Price per share (£)	Date from which exercisable	Expiration date
Glyn Edwards Chief Executive Officer and Executive Director	May 10, 2012	227,500	—	(77,454)	150,406	0.60	Note 1	May 10, 2022
	May 10, 2012	657,500	—	—	657,500	0.60	Note 2	May 10, 2022
	January 31, 2013	72,973	—	—	72,973	0.20	Note 3	January 31, 2023
	December 18, 2013	300,000	—	—	300,000	1.85	Note 4	December 18, 2023
	December 18, 2013	76,364	—	—	76,364	0.20	Note 5	December 18, 2023
	July 15, 2014	600,000	—	—	600,000	1.26	Note 6	July 15, 2024
	June 16, 2015	—	887,333	—	887,333	1.43	Note 11	June 16, 2025

		1,934,337	887,333	(77,454)	2,744,216

Erik Ostrowski Chief Financial Officer	June 23, 2014	400,000	—	—	400,000	1.48	Note 7	June 23, 2024
	June 16, 2015	—	400,000	—	400,000	1.43	Note 11	June 16, 2025

		400,000	400,000	—	800,000

Barry Price Non-Executive Director	April 7, 2011	13,981	—	—	13,981	0.65	Note 8	April 7, 2021
	December 18, 2013	25,000	—	—	25,000	1.85	Note 4	December 18, 2023
	July 15, 2014	25,000	—	—	25,000	1.26	Note 6	July 15, 2024
	June 16, 2015	—	25,000	—	25,000	1.43	Note 11	June 16, 2025

		63,981	25,000	—	88,981

Frank Armstrong Non-Executive Director	December 18, 2013	75,000	—	—	75,000	1.85	Note 4	December 18, 2023
	July 15, 2014	37,500	—	—	37,500	1.26	Note 6	July 15, 2024
	June 16, 2015	—	50,000	—	25,000	1.43	Note 11	June 16, 2025

		112,500	50,000	—	162,500

Stephen Davies Non-Executive Director	December 18, 2013	25,000	—	—	25,000	1.85	Note 4	December 18, 2023
	July 15, 2014	25,000	—	—	25,000	1.26	Note 6	July 15, 2024
	June 16, 2015	—	25,000	—	25,000	1.43	Note 11	June 16, 2025

		50,000	25,000	—	75,000

Leopoldo Zambeletti Non-Executive Director	June 23, 2014	25,000	—	—	25,000	1.48	Note 9	June 23, 2024
	June 16, 2015	—	25,000	—	25,000	1.43	Note 11	June 16, 2025

		25,000	25,000	—	50,000

Valerie Andrews Non-Executive Director	December 23, 2014	25,000	—	—	25,000	1.37	Note 10	December 23, 2024
	June 16, 2015	—	25,000	—	25,000	1.43	Note 11	June 16, 2025

		25,000	25,000	—	50,000
David Wurzer Non-Executive Director	June 16, 2015	—	25,000	—	25,000	1.43	Note 11	June 16, 2025

		—	25,000	—	25,000

[1]	These options were eligible for full vesting and exercise on and after May 10, 2015, subject to the meeting of performance conditions relating to our ordinary share price. In order to vest in full, the average closing share price of our ordinary shares on AIM needed to be equal to or greater than £2.20 for the two months preceding the third anniversary of the date of the grant, 25% would vest where the average closing share price is £1.40 and pro-rated where the average closing share price is between £1.41 and £2.19. The options will lapse if the performance condition relating to our average closing share price is not met by the third anniversary of the date of grant. The performance period has now passed and, accordingly, only 150,046 options have vested and 77,454 options have lapsed.

[2]	The options are split into four tranches with varying performance conditions attached and will only vest if the average closing share price of our ordinary shares on AIM is equal or greater than the specified condition in any period of 60 consecutive calendar days, ending on or before the fifth anniversary of the date of grant. Details of the tranches are as follows: 207,500 with a performance condition based on an average closing share price of £4.00; 200,000 with a performance condition based on an average closing share price of £6.00; 150,000 with a performance condition based on an average closing share price of £8.00; and 100,000 with a performance condition based on an average closing share price of £10.00. The options will lapse if the performance condition is not met by the fifth anniversary of the date of grant.
[3]	These options were awarded under our bonus incentive. They vested and became exercisable on July 31, 2013.
[4]	These options vest in full subject to (i) completion of Phase 2 proof of concept trials in both the Duchenne muscular dystrophy and Clostridium difficile infection programs or the third anniversary of the date of the grant, whichever is sooner and (ii) the average closing share price of our ordinary shares on AIM being equal or greater than £2.775 in any period of 30 consecutive days ending on or before the third anniversary of the date of grant.
[5]	These options vested and became exercisable on June 18, 2014. These options were awarded as a bonus for the fiscal year ended January 31, 2014 representing 70% of Mr. Edwards’ gross basic salary for such fiscal year.
[6]	These options will vest if the average closing share price of our ordinary shares on AIM is equal to or greater than £1.89 in any period of 30 consecutive days during the period from the date of the grant to the third anniversary of the date of the grant. Once vested, 25% of the options can be exercised on or after the second anniversary of the date of grant and all of the options, if vested, can be exercised on or after the third anniversary of the date of grant. These options will lapse if the performance condition relating to our average closing share price is not met by the third anniversary of the date of the grant.
[7]	These options vest and become exercisable in the following proportions, assuming the average closing share price of our ordinary shares on AIM during the two months prior to each relevant vesting date is £2.213 or higher: 25% on the second anniversary of the date of grant, 75% on the third anniversary of the date of grant and 100% on the fourth anniversary of the date of grant. These options will lapse if the performance condition is not met by the fourth anniversary of the date of grant.
[8]	These options were capable of vesting and exercise on or after April 8, 2014 subject to the meeting of performance conditions relating to our share price. In order to vest in full, the average closing share price of our ordinary shares on AIM would have had to exceed £3.00 over the two months ending April 7, 2014. If the performance conditions were not satisfied in full, or in part, the options would lapse in respect of those option shares that did not vest. The performance period has now passed and, accordingly, only 13,981 options have vested and 11,019 options have lapsed since January 31, 2014.
[9]	These options vest in full subject to (i) completion of Phase 2 proof of concept trials in both the Duchenne muscular dystrophy and Clostridium difficile infection programs or the third anniversary of the date of grant, whichever is sooner and (ii) the average closing share price of our ordinary shares on AIM being equal or greater than £2.213 in any period of 30 consecutive days ending on or before the third anniversary of the date of grant.
[10]	These options vest if the average closing share price of our ordinary shares on AIM is equal or greater than £2.055 in any period of 30 consecutive days during the period from the date of the grant to September 18, 2017. Once vested, 25% of the options can be exercised on or after September 18, 2016 and all of the options, if vested, can be exercised on or after September 18, 2017. These options will lapse if the performance condition is not met by September 18, 2017.
[11]	These options vest if the average closing share price of our ordinary shares on AIM is equal or greater than £2.145 in any period of 30 consecutive days during the period from the date of the grant to June 16, 2018. Once vested, a third of the options can be exercised on or after June 16, 2017 and all of the options, if vested, can be exercised on or after June 16, 2018. These options will lapse if the performance condition is not met by June 16, 2018.

We periodically grant share options to employees, including executive officers, to incentivize employees, and align their interests with shareholders. We intend to grant additional options subject to a cap, as previously agreed with shareholders, of up to 15% of total issued share capital in any ten-year period.

Pension Benefits

We operate a defined contribution pension scheme which is available to all employees of our group. For the year ended January 31, 2016, we paid a total of £12,267 in lieu of pension contributions in respect of our Executive Director. In addition, for the year ended January 31, 2016, we made payments of $13,200 to our Chief Financial Officer in lieu of contributions to a retirement savings plan and paid $7,200 into his 401(k) plan.

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

Each non-executive director, with the exception of Dr. Armstrong, receives £25,000 per annum for payment for services provided to us. Dr. Armstrong receives £50,000 per annum, which includes payment for services as chairman of our board of directors. Dr. Price and Professor Davies each receive an additional £5,000 per annum for each committee they sit on, Mr. Wurzer receives an additional £10,000 per annum as payment for services as chair of our audit committee and Ms. Andrews receives an additional £5,000 for the committee she sits on and an additional £10,000 per annum as payment for services as chair of our remuneration committee. Under the letters of appointment, each director is also entitled to reimbursement for all reasonable expenses incurred in connection with his or her duties as a non-executive director and that are in line with our expense policy.

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

Under his service agreement, Mr. Edwards initially received a salary of £200,000 per annum payable in arrears by equal monthly installments plus reasonable expenses. Effective in February 2016, Mr. Edwards’ salary increased to £290,000 per annum. Mr. Edwards’ service agreement also provides for a monthly pension contribution equal to 6% of salary, private medical cover (including cover for his spouse) and life assurance (for four times his gross salary). A share option package, as agreed by the chairman of our remuneration committee, will be awarded to Mr. Edwards subject to the rules of our share option scheme. Under his service agreement Mr. Edwards is prohibited from engaging in any type of business in competition with the business of our group, procuring orders from or doing business with any person who has done or proposed to do business with our group, and endeavouring to entice away from our group any senior manager or director engaged by our group, for a period of 12 months from the date of termination of his agreement. Mr. Edwards is also subject to confidentiality and protection of intellectual property provisions.

Executive Management

Erik Ostrowski, Chief Financial Officer

Mr. Ostrowski was appointed as the chief financial officer pursuant to a letter of employment with Summit Therapeutics Inc. dated May 29, 2014 which continues unless terminated by either party at any time with or without notice. Under his letter of employment, Mr. Ostrowski initially received a salary of $330,000 per annum and also received a signing bonus of $50,000. Effective in February 2016, Mr. Ostrowski’s salary increased to $378,000 per annum.

Mr. Ostrowski is eligible to receive a discretionary bonus in an amount up to 40% of his annual base salary, as determined by our board of directors. Under his letter of employment, Mr. Ostrowski is reimbursed for medical, dental, vision, life and disability insurance coverage up to an aggregate monthly sum of $1,667 until such time as a group insurance policy is established and is paid a monthly bonus amount of $1,650 until such time as a retirement savings plan for the employees of Summit Therapeutics Inc. is established. As Summit Therapeutics Inc. has implemented a group insurance policy and a retirement savings plan for its employees, Mr. Ostrowski is no longer entitled to these reimbursements. In the event that Mr. Ostrowski’s employment is terminated without good cause, he shall receive a severance payment equal to six months of his then annual base salary plus the value of six months benefits. Good cause includes willful misconduct, willful or gross neglect of job duties and unauthorized use or disclosure of the group’s confidential information.

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

Equity Compensation Arrangements

2016 Long Term Incentive Plan

Our 2016 Long Term Incentive Plan, which we refer to as the Incentive Plan, was adopted on January 21, 2016. Under the Incentive Plan our board may grant conditional awards, options, cash conditional awards and cash options to any of our employees, including executive directors, and the employees of our subsidiaries. The Incentive Plan is administered by our board, which has full authority, consistent with the Incentive Plan, to administer the Incentive Plan, including the authority to interpret and construe any provision of the Incentive Plan and to adopt regulations for administering the Incentive Plan. Decisions of the board are final and binding on all parties. References to our board in this summary shall include any duly authorized committee of our board.

Our board may grant awards to any employees eligible to receive awards under the Incentive Plan in its discretion, subject to the rules of the Incentive Plan and such additional terms as the board may determine. However, the grant of an award is subject to obtaining any approval or consent required by any relevant authority and any other applicable laws or regulations. Awards must be granted by deed (or in such other written form as the board determines) and, as soon as reasonably practicable after the date on which an award is granted, the participant must be notified of the terms of his or her award.

A conditional award is a right to acquire shares subject to and in accordance with the rules of the Incentive Plan with no exercise period. An option is a right to acquire shares subject to and in accordance with the rules of the Incentive Plan during a specified exercise period not to exceed ten years from the date the option is granted. A cash conditional award is a right to receive a cash payment equal to the market value (as determined by the board) of a number of notional shares underlying the vested portion of the award on the vest date. A cash option is a right to receive a cash payment equal to the market value (as determined by the board) of a number of notional shares underlying the vested portion of the award the date of exercise less the aggregate exercise price payable (if any).

Vesting of Awards

Unless the board determines otherwise, the vesting of an award granted under the Incentive Plan is subject to the satisfaction of a performance condition. Subject to the terms of the Incentive Plan that apply upon a cessation of a participant’s employment and upon certain corporate events, the performance condition will be measured over the performance period which, unless the board determines otherwise, will be at least three years. Performance conditions may be amended or substituted by the board if one or more events occur which cause the board to consider that an amended or substituted performance condition would be more appropriate and would not be materially less difficult to satisfy than the original performance condition to which the award was subject.

As soon as reasonably practicable after the end of the performance period relating to an award that is subject to a performance condition, our board will determine if and to what extent the performance condition has been satisfied. To the extent that the performance condition has not been satisfied in full, the remainder of the award will lapse immediately. Subject to the terms of the Incentive Plan that apply upon a cessation of a participant’s employment and upon certain corporate events, an award that is subject to a performance condition will vest on the later of the date on which the board determines that the performance condition has been satisfied and the third anniversary of the date of grant of the award (or such other date determined by the board and communicated to the participant). An award that is not subject to the satisfaction of a performance condition will vest on the third anniversary of the date of grant (or such other date determined by the board and communicated to the participant). We refer to the date on which an award would normally vest, whether or not it is subject to the achievement of a performance condition, as the normal vesting date. Notwithstanding the foregoing, if there are share dealing restrictions (imposed by the company’s share dealing code, the rules of the London Stock Exchange, or any other applicable laws or regulations) on the applicable normal vesting date, the award will vest on the date the dealing restrictions are lifted.

The Incentive Plan provides that if a participant dies prior to the date on which an award vests, a number of shares subject to such award will, unless the board determines otherwise, vest as soon as practicable following the participant’s death. The number of shares that vest in such circumstance will depend, unless the board determines otherwise, on the extent to which any applicable performance condition has been satisfied at the date of death and the period of time that has elapsed since the start of the applicable performance period or, if the award is not subject to a performance condition, since the date of grant of the award, or such other period as the board determines. To the extent that an award does not vest in full, the remainder will lapse immediately.

In addition, the Incentive Plan provides that if a participant ceases to hold office or employment with any group member (as such term is defined in the Incentive Plan) prior to the date on which an award vests as a result of ill-health, injury or disability; redundancy or retirement; upon the company for which the participant works ceasing to be a group member or the transfer of an undertaking or part-undertaking in which the participant is employed to a company not in our group; or any other reason at the board’s discretion (except where a participant is summarily dismissed), the board may determine that an award will vest as soon as practicable following the date of the participant’s cessation of office or employment (or on such other date as determined by the board). Otherwise, the award will vest on the normal vesting date. In either case, the number of shares that will vest will depend, unless the board determines otherwise, on the extent to which any applicable performance condition has been satisfied at the date of cessation of office or employment and the period of time that has elapsed since the start of the applicable performance period or, if the award is not subject to a performance condition, since the date of grant of the award, or such other period as the board determines. To the extent that an award does not vest in full, the remainder will lapse immediately. If a participant ceases to hold office or employment with a group member for any other reason prior to the vesting date, his or her award will lapse at such time.

Exercise of Options

Generally, options must be exercised while the participant holds office or employment with a member of our group. In the event, however, that a participant ceases to hold office or employment with a member of our group as a result of ill-health, injury or disability; redundancy or retirement; upon the company for which the participant works ceasing to be a member of our group or the transfer of an undertaking or part-undertaking in which the participant is employed to a company not in our group; or any other reason at the board’s discretion (except where a participant is summarily dismissed) prior to the date on which the award becomes exercisable, the option may be exercised, subject to it lapsing upon certain corporate events, for a period of six months (or such other period as the board may determine) commencing on the date the date the award vests (as described above). If a participant ceases to hold office or employment with a member of our group on or after the vesting date of the option as a result of the participant’s resignation or an event described in the preceding sentence on or after the date on which the award becomes exercisable, the option may be exercised, subject to it lapsing upon certain corporate events, for a period of six months (or such other period as the board may determine) from the date of such cessation.

If a participant dies before his or her vested option has been exercised, the participant’s personal representatives may exercise the option for 12 months (or such other period as the board may determine) after the later of the date of the participant’s death and the date on which the award becomes exercisable.

All awards lapse in prescribed circumstances, including upon the tenth anniversary of the date of grant; the expiry of the period (if any) allowed for the satisfaction of any performance condition without such condition having been satisfied; on the day on which a participant ceases to hold office or employment with a group member (with the exception of the carve outs detailed in the Incentive Plan and described above); the expiry of the period during which an option may be exercised following the participant’s death or cessation of office or employment with a group member; on the bankruptcy of the participant; or at such time the participant attempts to transfer, assign, charge or otherwise dispose of his or her award in any way (other than in the event of the participant’s death, to his personal representatives).

Dividend Equivalent

The board may decide at any time prior to the issue or transfer of the shares in respect of an award that has vested that the participant will receive an amount (in cash and/or additional shares) equal in value to any dividends that would have been paid on those shares on such terms and over such period (ending no later than the vesting date of the award) as the board may determine. This amount may assume the reinvestment of dividends (on such basis as the board may determine) and may exclude or include special dividends.

Cash Equivalent/Net Settlement

Unless our board has determined that this rule will not apply to all or any portion of an award, at any time prior to the date on which shares in respect of an award that has been vested or exercised have been issued or transferred to a participant, the board may determine that the participant will receive (i) in lieu of ordinary shares, a cash payment equal to the market value (as determined by the board) of the number of shares that would otherwise have been issued or transferred to the participant, less, in the case of an option, the aggregate exercise price payable (if any) or (ii) a reduced number of shares, which reduced number of shares will be equal to the market value (as determined by the board) of the number of shares that would otherwise have been issued or transferred to the participant, less (if the board so determines) any deductions (including, but not limited to any tax or similar liabilities) as may be required by law in respect of the award and, in the case of an option, the aggregate exercise price payable (if any).

Limits

The board may not grant an award that would cause the number of ordinary shares allocated under the Incentive Plan and under any other employee share plan adopted by the company (including the 2005 EMI Scheme described below) to exceed a number equal to 15% of our ordinary share capital in issue at that time. The Incentive Plan sets forth rules for determining when shares are treated as allocated under the Incentive Plan and makes clear that the number of shares allocated does not include shares in respect of which the right to acquire such shares lapses or is released or shares allocated in respect of awards which are then satisfied in cash.

The Incentive Plan also includes an individual participant limit: no eligible employee may be granted an award which would, at the time of grant, cause the market value (as determined by the board) of all the shares subject to awards granted to the participant in a particular financial year of the company to exceed ten times the participant’s annual base salary. If any award exceeds this limit, it will be scaled back accordingly.

Reduction of Awards and Clawback

The board may, in its discretion, determine at any time prior to the vesting of an award to reduce (including to zero) the number of shares to which an award relates and/or impose further conditions on an award where there has been a material misstatement of our group’s audited financial results; a material failure of risk management by us; serious reputational damage to us, any member of our group or a relevant business unit; material misconduct on the part of the participant or any other circumstances which the board considers to be similar in their nature or effect.

The board may also, in its discretion, determine that at any time after the vesting of an award prior to the later of the second anniversary of vesting and the fifth anniversary of the date of grant (or such longer period as is required by SEC rules that are applicable to us) to take the action described in the preceding paragraph (if an option has not yet been exercised or if shares or cash have not yet been delivered to the participant following the vesting of a conditional award or exercise of an option); require a participant or former participant to make a cash payment to us in respect of some or all of the shares or cash delivered to him or her under the award; and/or require a participant or former participant to transfer for no consideration some or all of the shares delivered to him or her under the award, where there has been a material misstatement of our group’s audited financial results or material misconduct on the part of the participant. The board will have discretion to determine the basis on which the amount of cash or shares is calculated including whether, and the extent to which, any tax or social security liability is applicable to the award.

The board may decide to reduce (including to zero) the number of shares to which an award relates or may relate; impose further conditions on an award; and/or require a participant to transfer for no consideration some or all of the shares delivered to such participant under an award or make a cash payment to us in respect of some or all of the shares delivered to such participant under an award to effect the recovery of sums paid or shares delivered under any provisions similar to the rules described in the preceding paragraphs which are included in any bonus plan or share plan (other than the Incentive Plan) operated by any member of our group.

Corporate Events

In certain specified circumstances involving a change of control of our company, all awards which have not yet vested will vest at the time of the change of control or an earlier date, to the extent determined by the board in its discretion, taking into account, unless the board determines otherwise, the extent to which any performance condition has, in the board’s opinion, been satisfied and the period of time that has elapsed from the grant date to the date of the change of control (or the date of cessation of office or employment, if earlier). To the extent an award does not vest (or is not exchanged, as described below) it will lapse immediately. Vested options will be exercisable for three months (or such other period as our board may determine) from the date of the change of control, after which time all options will lapse. Notwithstanding the foregoing, an award will not vest but will be exchanged for a new award which, in the opinion of the board, is equivalent to the original award, but relates to shares in a different company, if an offer to exchange the award is made and accepted by the participant; there is an Internal Reorganisation (as that term is defined in the Incentive Plan) unless the board determines that the award should nevertheless vest as described above upon the Internal Reorganisation; or the board decides (before the relevant event) that an existing award will automatically be exchanged.

Awards may also vest upon or become exercisable for a specified period following the occurrence of certain other corporate events, including, for example, if a person becomes bound or entitled to acquire shares pursuant to certain provisions of U.K. company law; if the company is affected by a demerger, delisting, special dividend or other event. The board may also provide for the vesting of awards that have not yet vested or permit exercise of vested options within a specified period following the date on which we pass a resolution for a voluntary winding up of our company.

Variation of Share Capital

In the event of any variation of the share capital of the company or a demerger, delisting, special dividend or other event which may, in the opinion of the board, affect the current or future value of shares, the number of shares that may be allocated under the Incentive Plan, the number of shares subject to an award, any performance condition and/or the exercise price of an option may be adjusted in such manner as the board determines.

Amendments

The board may at any time amend the rules of the Incentive Plan or, except as otherwise provided in the Incentive Plan, the terms of any award. An amendment that is to the material disadvantage of the existing rights of a participant will not be made unless the participant has approved the amendment and no amendment will be made that would prevent the Incentive Plan from being an employees’ share scheme under with U.K. law.

Termination

The Incentive Plan will terminate, and no award may be granted under the Incentive Plan, after the tenth anniversary of adoption by Board. The Incentive Plan may also be terminated at any earlier time by the passing of a resolution by the board or an ordinary resolution of the company in general meeting. Termination of the Incentive Plan will be without prejudice to the existing rights of participants.

Schedule 2 – Company Share Option Plan (CSOP)

The purpose of the CSOP is to enable to us to grant CSOP options to eligible U.K. employees in accordance with the Income Tax (Earnings and Pensions) Act 2003, Schedule 4 (commonly known as the Enterprise Management Incentive Scheme provisions). Substantially all the rules of the Incentive Plan apply to CSOP options but there are a number of differences, including that there is no cash or dividend equivalent or ability to net settle a CSOP option; the eligibility rules are more limited; and the value of awards under the CSOP is subject to lower limits than those in the Incentive Plan.

Schedule 3 – U.S. Participants

We have in place rules governing awards granted to our U.S. employees which have been adapted from the Incentive Plan. The rules are substantially the same as the Incentive Plan, but are designed to ensure that awards granted under the Incentive Plan comply with or are exempt from Section 409A of the U.S. Internal Revenue Code.

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

Limitations on Liability and Indemnification Matters

To the extent permitted by the U.K. Companies Act 2006, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. We have entered into a deed of indemnity with each of our directors and executive officers.

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

Under our articles of association, all of our directors are subject to election by shareholders at the first annual general meeting after their appointment to our board and to re-election by shareholders at least once every three years. Since 2012, our board had adopted a policy of re-electing non-executive directors on an annual basis. For 2016 our board will revert to its previous policy whereby all directors will offer themselves for re-election by rotation, with every director doing so at least once every three years. Accordingly we plan to put one-third of the directors up for re-election at the 2016 annual general meeting. The Board considers a classified board structure and the practice of retiring by rotation every three years to be appropriate given that, as a biopharmaceutical company, the nature of our business is to carry out long-term research and development. Further details regarding the directors to be proposed for re-election will be detailed in the 2016 notice of annual general meeting that will be distributed to shareholders in accordance with our articles of association.

Committees of the Board

We have established an audit committee, a remuneration committee and a nominating and corporate governance committee and have adopted a charter for each of these committees.

Audit Committee

The members of our audit committee are Mr. Wurzer, Dr. Price and Ms. Andrews. Mr. Wurzer is the chair of the audit committee. Our audit committee’s responsibilities include:

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

In order to satisfy the independence criteria for audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act, each member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. We believe that the composition of our audit committee meets the requirements for independence under current NASDAQ and SEC rules and regulations.

Remuneration Committee

The members of our remuneration committee are Dr. Armstrong, Ms. Andrews and Professor Davies. Ms. Andrews is the chair of the remuneration committee. Our remuneration committee’s responsibilities include:

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

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Dr. Armstrong, Dr. Price, Professor Davies, Mr. Zambeletti, Ms. Andrews and Mr. Wurzer. Dr. Armstrong is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of our board;

•	recommending to our board the persons to be nominated for election as directors and to each of our board’s committees;

•	overseeing a periodic evaluation of our board;

•	reviewing and making recommendations to our board with respect to our board leadership structure;

•	reviewing and making recommendations to our board with respect to management succession planning; and

•	developing and recommending to our board corporate governance principles.

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

The number of our employees by geographic location and function as of the end of the period for our fiscal years ended January 31, 2016, 2015 and 2014 was as follows:

	2016	2015	2014
By Geography
United Kingdom	25	21	21
North America	12	4	—

Total	37	25	21

	2016	2015	2014
By Function
Research & Development	22	15	10
General & Administrative	15	10	11

Total	37	25	21

Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

Item 7:	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 15, 2016 by:

•	each of the members of our board of directors;

•	each of our other executive officers; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Our ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 15, 2016 are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the ordinary shares beneficially owned by them. Except as otherwise indicated in the table below, addresses of named beneficial owners are c/o Summit Therapeutics plc, 85b Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY, United Kingdom. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares.

	Ordinary shares beneficially owned
Name of beneficial owner	Shares	%
Executive officers and directors
Glyn Edwards(1)	532,716	*
Erik Ostrowski	—	—
Frank Armstrong	14,442	*
Barry Price(2)	89,711	*
Stephen Davies	584,981	1.00%
Leopoldo Zambeletti	—	—
Valerie Andrews	10,500	—
David Wurzer	7,500	—
All executive officers and directors as a group (8 persons)(3)	1,239,850	2.41%
5% shareholders
Lansdowne Partners (UK) LLP(4)	15,727,170	25.79%
Robert Keith	5,009,515	8.21%
Point72 Asset Management, L.P.(5)	4,879,240	7.96%
Entities affiliated with Richard Griffiths	3,207,575	5.26%

*	Less than one percent.
(1)	Consists of (a) 299,383 ordinary shares underlying options that are exercisable as of April 15, 2016 or will become exercisable within 60 days after such date and (b) 233,333 ordinary shares.
(2)	Consists of (a) 13,981 ordinary shares underlying options that are exercisable as of April 15, 2016 or will become exercisable within 60 days after such date and (b) 75,730 ordinary shares.
(3)	Consists of (a) 313,364 ordinary shares underlying options that are exercisable as of April 15, 2016 or will become exercisable within 60 days after such date and (b) 926,486 ordinary shares.
(4)	These shares are registered in the name of HSBC Client Holdings Nominee (UK) Limited. Lansdowne Partners (UK) LLP may be deemed to have voting and dispositive power over the ordinary shares. Investment decisions with respect to the ordinary shares held by Lansdowne Partners (UK) LLP can be made by Stuart Roden, Peter Davies and Jonathan Regis. The address of Lansdowne Partners (UK) LLP is 15 Davies Street, London, W1K 3AG.
(5)	This information is based on information contained in a TR-1 Notification sent to us on April 8, 2016 by Point72 Asset Management, L.P., Point72 Capital Advisors, Inc. and Steven A. Cohen. Each of Point72Asset Management, L.P., Point72 Capital Advisors, Inc. and Mr. Cohen reported that it or he has shared voting and dispositive power with respect to 4,879,240 of our ordinary shares held by certain investment funds managed by Point72Asset Management, L.P. Point72 Capital Advisors, Inc. is the general partner of Point72 Asset Management, L.P., and Mr. Cohen controls Point72 Capital Advisors, Inc. The address provided therein for Point72 Asset Management, L.P., Point72 Capital Advisors, Inc. and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902. Each of Point72 Asset Management, L.P., Point72 Capital Advisors Inc. and Mr. Cohen disclaims beneficial ownership of such shares.

Bank of New York Mellon, or BNY Mellon, is the holder of record for the company’s ADR program, pursuant to which each ADS represents five ordinary shares. As of April 15, 2016, BNY Mellon held 21,468,470 ordinary shares representing 34.9% of the issued share capital held at that date. As of April 15, 2016, we had two holders of record with addresses in the United States, and such holders held less than one percent of our outstanding ordinary shares. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

To our knowledge, there has been no significant change in the percentage ownership held by the principal shareholders listed above since April 15, 2016.

B.	Related Party Transactions

Since February 1, 2015, we have engaged in the following transactions with our directors, executive officers and holders of 5% or more of our ordinary shares, and affiliates of our directors, executive officers and holders of more than 5% of our ordinary shares. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Participation in U.S. Initial Public Offering

Certain of our principal shareholders and their affiliated entities purchased 1,314,454 of our ADSs in our initial public offering in the United States at the initial public offering price of $9.90 per ADS. The following table sets forth the aggregate number of ADSs that our principal shareholders and their affiliated entities purchased.

Beneficial Owner	Number of ADSs Purchased in Initial Public Offering
Lansdowne Partners (UK) LLP	930,000
Robert Keith	232,939
Entities affiliated with Richard Griffiths	151,515

C.	Interests of Experts and Counsel

Not applicable.

Item 8:	Financial Information

A.	Consolidated Financial Statements and Other Financial Information.

See “Item 18. Financial Statements.”

B.	Significant Changes.

See Note 23 of our consolidated financial statements at the end of this Annual Report for a description of the significant changes since January 31, 2016.

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

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on AIM in pounds sterling and U.S. dollars. Price per ordinary share in U.S. dollars amounts below have been translated into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on January 29, 2016 of £1.00 to $1.4184.

	Price Per Ordinary Share		Price Per Ordinary Share
	£		$
	High	Low	High	Low
Annual (Fiscal Year Ended January 31):
2012	2.68	0.45	3.80	0.64
2013	1.65	0.45	2.34	0.64
2014	3.90	0.78	5.53	1.11
2015	2.20	1.04	3.12	1.48
2016	1.84	1.17	2.61	1.66

Quarterly:
First Quarter 2015	2.20	1.60	3.12	2.27
Second Quarter 2015	1.68	1.04	2.38	1.48
Third Quarter 2015	1.78	1.07	2.52	1.52
Fourth Quarter 2015	1.41	1.16	2.00	1.65
First Quarter 2016	1.84	1.36	2.61	1.93
Second Quarter 2016	1.61	1.33	2.28	1.89
Third Quarter 2016	1.63	1.29	2.31	1.83
Fourth Quarter 2016	1.50	1.17	2.13	1.66
First Quarter 2017	1.33	0.94	1.89	1.33

Monthly:
November 2015	1.37	1.17	1.94	1.66
December 2015	1.50	1.31	2.13	1.86
January 2016	1.48	1.22	2.10	1.73
February 2016	1.23	1.08	1.74	1.53
March 2016	1.08	0.96	1.53	1.36
April 2016	1.33	0.94	1.89	1.33
May 2016 (through May 6, 2016)	1.26	1.18	1.79	1.67

On May 6, 2016, the last reported sales price of our ordinary shares on AIM was £1.18 per ordinary share ($1.67 per ordinary share).

Our American Depositary Shares, or ADSs, have been trading on the NASDAQ Global Market under the symbol “SMMT” since March 5, 2015. The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NASDAQ Global Market in U.S. dollars.

	Price Per ADS
	$
	High	Low
Annual (Fiscal Year Ended January 31):
2016	13.68	8.25

Quarterly:
First Quarter 2016 (from March 5, 2015)	13.68	10.19
Second Quarter 2016	13.00	10.13
Third Quarter 2016	13.29	10.10
Fourth Quarter 2016	11.80	8.25
First Quarter 2017	10.97	6.35

Monthly:
November 2015	11.10	9.10
December 2015	11.80	10.19
January 2016	11.11	8.25
February 2016	9.23	6.75
March 2016	7.60	6.35
April 2016	10.97	6.86
May 2016 (through May 6, 2016)	9.84	8.40

On May 6, 2016, the last reported sales price of our ADSs on the NASDAQ Global Market was $8.57 per ADS.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on AIM under the symbol “SUMM” and our ADSs are listed on the NASDAQ Global Market under the symbol “SMMT.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10:	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular:

•	this summary only applies to an absolute beneficial owner of ordinary share or ADS and any dividend paid in respect of the ordinary share where the dividend is regarded for U.K. tax purposes as that person’s own income (and not the income of some other person); and

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

Income Tax

A dividend received by individual U.K. Holders will be subject to U.K. income tax. The existing system of grossing up dividends will be abolished from April 2016 and replaced with a simple rate of tax on dividends referred to below.

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

The rate of U.K. income tax that is chargeable on dividends received in the tax year 2016/2017 by (i) an additional rate taxpayer is 38.1%, (ii) a higher rate taxpayer is 32.5%, and (iii) a basic rate taxpayer is 7.5%. An individual U.K. Holder may be entitled to a tax-free dividend allowance (in addition to their personal allowance) of £5,000. An individual’s dividend income is treated as the top slice of their total income that is chargeable to U.K. income tax.

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

Taxation of Disposals

U.K. Holders

A disposal or deemed disposal of an ordinary share or ADS by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of an ordinary share or ADS are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual exemption for tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2016/2017 tax year is £11,100. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an ordinary share or an ADS is taxed at the rate of 20%. In other cases, a taxable capital gain accruing on a disposal of an ordinary share or ADS may be taxed at the rate of 10% or the rate of 20% or at a combination of both rates. These rates, which are a reduction from those applicable in the 2015/2016 tax year, were announced by the Chancellor of the Exchequer on 16 March 2016 and are subject to legislative confirmation.

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

This section summarizes the material U.S. federal income tax consequences to U.S. holders, as defined below, of an investment in the ADSs. This summary addresses only the U.S. federal income tax considerations for U.S. holders that acquire and hold the ADSs as capital assets. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of the acquisition, ownership or disposition of the ADSs. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

•	banks or other financial institutions;

•	insurance companies;

•	dealers or traders in securities, currencies, or notional principal contracts;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA” retirement plan;

•	regulated investment companies or real estate investment trusts;

•	persons that hold the ordinary shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;

•	an entity classified as a partnership and persons that hold the ordinary shares through partnerships or certain other pass-through entities;

•	holders (whether individuals, corporations or partnerships) that are treated as expatriates for some or all U.S. federal income tax purposes;

•	persons who acquired the ADSs as compensation for the performance of services;

•	persons holding the ADSs in connection with a trade or business conducted outside of the United States;

•	a U.S. holder who holds the ADSs through a financial account at a foreign financial institution that does not meet the requirements for avoiding withholding with respect to certain payments under Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, or the Code;

•	holders that own (or are deemed to own) 10% or more of our voting shares; and

•	holders that have a “functional currency” other than the U.S. dollar.

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

Foreign Currency Risk

Foreign currency risk refers to the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. Our net income and financial position, as expressed in pounds sterling, are exposed to movements in foreign exchange rates against the U.S. dollar and the euro. The main trading currencies are pounds sterling, the U.S. dollar, and the euro. We are exposed to foreign currency risk as a result of operating transactions, capital raises in the United States and the translation for foreign bank accounts. We monitor our exposure to foreign exchange risk. Exposures are generally managed through natural hedging via the currency denomination of cash balances and any impact currently is not material to us.

Interest Rate Risk

We do not hold any derivative instruments to manage interest rate risk.

Credit Risk

Our credit risk with respect to customers is limited and we did not have any trade receivables outstanding as of January 31, 2016. Financial instruments that potentially expose us to concentrations of credit risk consist primarily of short-term cash investments and trade accounts receivable.

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

We effected the initial public offering, or IPO, of our American Depositary Shares, or ADSs, each representing five of our ordinary shares, through a Registration Statement on Form F-1 (File No. 333-201807) that was declared effective by the Securities and Exchange Commission on March 4, 2015. On March 10, 2015, we completed the sale of 3,450,000 ADSs in our IPO at a price to the public of $9.90 per share, resulting in net proceeds to us of $28.0 million after deducting underwriting discounts and commissions of $2.4 million and offering expenses of $3.8 million. In addition, we granted the underwriters a 30-day option to purchase up to 517,500 additional ADSs to cover over allotments, at the public offering price, less the underwriting discount. On March 18, 2015, we completed the additional sale of 517,500 ADSs under this option at a price to the public of $9.90 per share, resulting in net proceeds to us of $4.8 million after deducting underwriting discounts and commissions of $0.4 million. The offering commenced on March 4, 2015 and did not terminate until we had completed the sale of all of the securities registered in the offering. None of the underwriting discounts and commissions or other offering expenses were paid to directors or officers of ours or their associates or to persons owning 10% or more of any class of our equity securities or to any affiliates of ours. JMP Securities LLC, Oppenheimer & Co. Inc. and Needham & Company, LLC were the underwriters for our IPO.

We received proceeds of approximately $32.7 million from our IPO, net of underwriting discounts and commissions and the expenses described above. As of January 31, 2016, we have used approximately $11.0 million of the net proceeds as follows:

•	approximately $7.0 million to advance our DMD activities including our Phase 1b modified diet clinical trial, our PhaseOut DMD clinical trial and our pipeline of future generation utrophin modulators; and

•	approximately $4.0 million to advance our Phase 2 clinical trial of ridinilazole and our ongoing exploratory Phase 2 clinical trial of ridinilazole compared to fidaxomicin.

There has been no material change in our planned use of the net proceeds from our IPO as described in our final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on March 5, 2015. Our management retains broad discretion in the allocation and use of the remaining net proceeds of our initial public offering. Pending such decisions, we have deposited such proceeds with reputable U.K.- and U.S.-based banking institutions.

Item 15:	Controls and Procedures.

A.	Disclosure Controls and Procedures.

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the company’s management, which is responsible for the management of the internal controls, and which includes our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation of our disclosure controls and procedures as of January 31, 2016, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the Chief Executive Officer and the Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with International Financial Reporting Standards.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting as of January 31, 2016 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of January 31, 2016 was effective.

C.	Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of our registered public accounting firm as we are an emerging growth company.

D.	Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended January 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A:	Audit Committee Financial Expert

The members of our audit committee are Mr. Wurzer, Dr. Price and Ms. Andrews. Mr. Wurzer is the chair of the audit committee. Each of our Audit Committee Members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Marketplace Rules and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. Our board of directors has determined that Mr. Wurzer is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

	Year Ended January 31,
	2016	2015
	(in thousands)
Audit Fees	£115	£77
Audit-Related Fees(1)	164	740
Tax Fees(2)	20	17
All Other Fees(3)	—	—

Total	£299	£834

(1)	Fees for the performance of assurance reporting on historical information included in the registration statement that was filed with the Securities and Exchange Commission for our initial public offering in the United States and other audit related assurance services.
(2)	Fees relate to the aggregated fees for services rendered on tax compliance, tax advice and tax planning.
(3)	No fees incurred in this category.

Item 16D:	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E:	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F:	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G:	Corporate Governance

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. The home country practices followed by our company in lieu of NASDAQ rules are described below:

•	We do not follow NASDAQ’s quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under U.K. law. In accordance with generally accepted business practice, our articles of association provide alternative quorum requirements that are generally applicable to meetings of shareholders.

•	We do not follow NASDAQ’s requirements that non-management directors meet on a regular basis without management present. Our board of directors may choose to meet in executive session at their discretion.

•	We do not follow NASDAQ’s requirements to seek shareholder approval for the implementation of certain equity compensation plans, the issuances of ordinary shares under such plans, or in connection with certain private placements of equity securities. In accordance with U.K. law, we are not required to seek shareholder approval to allot ordinary shares in connection with applicable employee equity compensation plans. We will follow U.K. law with respect to any requirement to obtain shareholder approval prior to any private placements of equity securities.

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

Item 16H:	Mine Safety Disclosure

Not applicable.

PART III

Item 17:	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18:	Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19:	Exhibits

Exhibit No.	Description

1.1	Articles of Association of Summit Therapeutics plc (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

2.1	Specimen certificate evidencing ordinary shares of Summit Therapeutics plc (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

2.2	Form of Deposit Agreement among Summit Therapeutics plc, The Bank of New York Mellon, as depositary, and all Owners and Holders of ADSs issued thereunder (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2) (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

2.4	Warrant Instrument, dated April 4, 2012, creating warrant to subscribe for shares in Summit Therapeutics plc issued to Singer Capital Markets Limited (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

2.5	Warrant Instrument, dated November 22, 2013, relating to Warrants in Registered Form to Subscribe for Ordinary Shares in Summit Therapeutics plc (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.1†	Grant Agreement, entered into as of December 15, 2011, by and between Duchenne Partners Fund and Summit Therapeutics plc (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.2†	MDA Venture Philanthropy Grant Contract, entered into as of December 15, 2011, by and between Muscular Dystrophy Association, Inc. and Summit Therapeutics plc (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.3†	Translation Award Funding Agreement, entered into as of October 19, 2012, by and between the Wellcome Trust Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 27, 2015)

4.4†	Agreement for the Sponsorship of a Research Programme, dated November 22, 2013, by and between The Chancellor Masters and Scholars of the University of Oxford; Isis Innovation Limited; and Summit Therapeutics plc (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.5†	Deed of Licence of Know-How, dated November 22, 2013, by and between Isis Innovation Limited and MuOx Limited (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

Exhibit No.	Description

4.6†	Supplemental Variation Deed, dated July 24, 2014, by and between Isis Innovation Limited and MuOx Limited (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.7†	Option Agreement, dated November 22, 2013, by and between The Chancellor Masters and Scholars of the University of Oxford, Isis Innovation Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.8†	Variation Agreement, dated July 16, 2014, by and between The Chancellor Masters and Scholars of the University of Oxford, Isis Innovation Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.9	Lease, dated June 21, 2013, by and between MEPC Milton Park No. 1 Limited and MEPC Milton Park No. 2 Limited on behalf of MEPC Milton LP and Summit Therapeutics plc (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.10	Service Agreement, effective as of January 14, 2015, by and between Cambridge Innovation Center and Summit Therapeutics Inc. (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

4.11	2005 Enterprise Management Incentive Scheme (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.12	Letter of Appointment, dated November 20, 2014, by and between Summit Therapeutics Inc. and Valerie Andrews (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.13	Letter of Appointment, dated November 21, 2012, by and between Summit Therapeutics plc and Frank Armstrong (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.14	Letter of Appointment, dated December 19, 2013, by and between Summit Therapeutics plc and Stephen Davies (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.15	Letter of Appointment, dated August 8, 2013, by and between Summit Therapeutics plc and Barry Price (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.16	Letter of Appointment, dated April 16, 2014, by and between Summit Therapeutics plc and Leopoldo Zambeletti (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

Exhibit No.	Description

4.17	Letter of Appointment, dated February 18, 2015, by and between Summit Therapeutics plc and David Wurzer (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

4.18	Form of Deed of Indemnity (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

4.19*	Deed of Variation, dated November 16, 2015, relating to the Warrant Instrument, dated November 22, 2013

4.20*+	Variation Agreement, dated November 16, 2015, relating to the Option Agreement, dated November 22, 2013, by and between the University of Oxford, Isis Innovation Limited and Summit Therapeutics plc

4.21*+	Second Variation Agreement, dated November 16, 2015, relating to the Agreement for the Sponsorship of a Research Programme, dated November 22, 2013, by and between the Chancellor Masters and Scholars of the University of Oxford, Isis Innovation Limited and Summit Therapeutics plc

4.22*	2016 Long Term Incentive Plan

8.1*	Subsidiaries of Summit Therapeutics plc

12.1*	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith.
†	Confidential treatment has been granted as to certain portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
+	Confidential treatment has been requested as to certain portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SUMMIT THERAPEUTICS PLC

By:	/s/ Glyn Edwards
Name: Title:	Glyn Edwards Chief Executive Officer

Date: May 11, 2016

SUMMIT THERAPEUTICS PLC

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Summit Therapeutics plc:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of comprehensive income, cash flows, and changes in equity present fairly, in all material respects, the financial position of Summit Therapeutics plc and its subsidiaries at January 31, 2016 and January 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant losses and negative cash flows from operations since inception, has an accumulated deficit, and has limited cash resources. Management’s plans in regard to these matters are also described in Note 1.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP, UK

May 10, 2016

PricewaterhouseCoopers LLP, 3 Forbury Place, 23 Forbury Road, Reading, Berkshire, RG1 3JH

PricewaterhouseCoopers LLP is a limited liability partnership registered in England with registered number OC303525. The registered office of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH. PricewaterhouseCoopers LLP is authorised and regulated by the Financial Conduct Authority for designated investment business.

Consolidated Statement of Financial Position

At January 31, 2016 and 2015

	Note	January 31, 2016 £000	January 31, 2015 £000
ASSETS
Non-current assets
Goodwill	10	664	664
Intangible assets	11	3,473	3,483
Property, plant and equipment	12	83	55

		4,220	4,202
Current assets
Prepayments and other receivables	13	1,538	2,630
Current tax receivable		3,014	1,299
Cash and cash equivalents		16,304	11,265

		20,856	15,194

Total assets		25,076	19,396

LIABILITIES
Non-current liabilities
Provision for other liabilities and charges	16	(73)	(45)
Deferred tax liability	17	(664)	(664)

		(737)	(709)
Current liabilities
Trade and other payables	14	(3,206)	(3,721)

Total liabilities		(3,943)	(4,430)

Net assets		21,133	14,966

EQUITY
Share capital	18	613	411
Share premium account		46,035	24,101
Share-based payment reserve		3,757	2,597
Merger reserve		(1,943)	(1,943)
Special reserve		19,993	19,993
Currency translation reserve		21	62
Accumulated losses reserve		(47,343)	(30,255)

Total equity		21,133	14,966

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

For the years ended January 31, 2016, 2015 and 2014

		Year ended January 31, 2016		Year ended January 31, 2015		Year ended January 31, 2014
	Note	£000		£000		£000
Other operating income	6	1,451		2,148		1,844
Operating expenses
Research and development	6	(16,856)		(10,417)		(6,611)
General and administration	6	(4,771)		(4,442)		(1,942)

Total operating expenses		(21,627)		(14,859)		(8,553)

Operating loss		(20,176)		(12,711)		(6,709)
Finance income		30		51		9

Loss before income tax		(20,146)		(12,660)		(6,700)
Income tax	8	3,058		1,297		607

Loss for the year		(17,088)		(11,363)		(6,093)
Other comprehensive (loss) / income
Exchange differences on translating foreign operations		(41)		62		—

Total comprehensive loss		(17,129)		(11,301)		(6,093)

Basic and diluted loss per Ordinary Share from continuing operations	9	(29	)p	(29	)p	(30	)p

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows

For the years ended January 31, 2016, 2015 and 2014

	Note	Year ended January 31, 2016 £000s	Year ended January 31, 2015 £000s	Year ended January 31, 2014 £000s
Cash flows from operating activities
Loss before income tax		(20,146)	(12,660)	(6,700)

		(20,146)	(12,660)	(6,700)
Adjusted for:
Finance income		(30)	(51)	(9)
Foreign exchange (gain)/loss		(169)	78	18
Depreciation	12	38	23	17
Amortisation of intangible fixed assets	11	10	10	9
Profit on disposal of property, plant and equipment		—	—	(14)
Movement in provisions	16	28	28	(133)
Research and development expenditure credit		(44)	(39)	(29)
Share-based payment		1,160	961	226

Adjusted loss from operations before changes in working capital and provisions		(19,153)	(11,650)	(6,615)
Decrease/(Increase) in prepayments and other receivables		1,106	(2,200)	(65)
(Decrease)/Increase in trade and other payables		(536)	1,867	465

Cash used by operations		(18,583)	(11,983)	(6,215)
Taxation received		1,401	658	346

Net cash used in operating activities		(17,182)	(11,325)	(5,869)

Investing activities
Proceeds from disposal of property, plant and equipment		—	—	102
Purchase of property, plant and equipment		(66)	(35)	(37)
Purchase of intangible assets		—	—	(10)
Interest received		30	51	9

Net cash (used) / generated by investing activities		(36)	16	64

Financing activities
Proceeds from issue of share capital		26,101	22,000	4,663
Transaction costs on share capital issued		(4,187)	(1,482)	(207)
Exercise of share options		222	26	—

Net cash generated from financing activities		22,136	20,544	4,456

Increase in cash and cash equivalents		4,918	9,235	(1,349)
Effect of exchange rates in cash and cash equivalents		121	—	—
Cash and cash equivalents at beginning of year		11,265	2,030	3,379

Cash and cash equivalents at end of year		16,304	11,265	2,030

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

For the years ended January 31, 2016, 2015 and 2014

Year ended January 31, 2016

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At February 1, 2015	411	24,101	2,597	(1,943)	19,993	62	(30,255)	14,966
Loss for the year from continuing operations	—	—	—	—	—	—	(17,088)	(17,088)
Currency translation adjustment	—	—	—	—	—	(41)	—	(41)

Total comprehensive loss for the year	—	—	—	—	—	(41)	(17,088)	(17,129)
New share capital issued	198	25,903	—	—	—	—	—	26,101
Transaction costs on share capital issued	—	(4,187)	—	—	—	—	—	(4,187)
Share options exercised	4	218	—	—	—	—	—	222
Share-based payment	—	—	1,160	—	—	—	—	1,160

At January 31, 2016	613	46,035	3,757	(1,943)	19,993	21	(47,343)	21,133

Year ended January 31, 2015

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At February 1, 2014	10,075	40,177	1,636	(1,943)	—	—	(45,183)	4,762
Loss for the year from continuing operations	—	—	—	—	—	—	(11,363)	(11,363)
Currency translation adjustment	—	—	—	—	—	62	—	62

Total comprehensive loss for the year	—	—	—	—	—	62	(11,363)	(11,301)
New share capital issued	3,384	18,616	—	—	—	—	—	22,000
Transaction costs on share capital issued	—	(1,482)	—	—	—	—	—	(1,482)
Cancellation of Deferred Shares	(13,048)	—	—	—	13,048	—	—	—
Reduction of share premium account	—	(33,236)	—	—	33,236	—	—	—
Elimination of losses	—	—	—	—	(26,291)	—	26,291	—
Share options exercised	—	26	—	—	—	—	—	26
Share-based payment	—	—	961	—	—	—	—	961

At January 31, 2015	411	24,101	2,597	(1,943)	19,993	62	(30,255)	14,966

Year ended January 31, 2014

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Accumulated losses reserve £000s	Total £000s
At February 1, 2013	8,788	33,686	1,410	(1,943)	(39,090)	2,851
Loss for the year from continuing operations	—	—	—	—	(6,093)	(6,093)

Total comprehensive loss for the year	—	—	—	—	(6,093)	(6,093)
New share capital issued	1,287	6,698	—	—	—	7,985
Transaction costs on share capital issued	—	(207)	—	—	—	(207)
Share-based payment	—	—	226	—	—	226

At January 31, 2014	10,075	40,177	1,636	(1,943)	(45,183)	4,762

The accompanying notes form an integral part of these Consolidated Financial Statements.

Share capital and premium

When shares are issued, the nominal value of the shares is credited to the share capital reserve. Any premium paid above the nominal value is credited to the share premium reserve. Ordinary Shares of Summit Therapeutics plc have a nominal value of 1 pence per share.

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

Merger reserve

The merger reserve brought forward relates to the difference between the nominal value of Summit (Oxford) Limited arising from the Group reconstruction in 2004, accounted for using the merger method of accounting under U.K. GAAP, and the amount arising through application of S131 CA85, which is equal to the difference between nominal and fair value of shares issued in business combinations using the acquisition method of accounting.

Accumulated losses reserve

The accumulated losses reserve records the accumulated profits and losses, less any subsequent elimination of losses, of the Group since inception of the business. Where businesses or companies are acquired, only the profits or losses arising from the date of acquisition are included.

Special reserve

The special reserve was created during the consolidation and subdivision of the Company’s share capital as part of a capital reorganisation completed in September 2014. It represents the net balance of the cancellation of the Deferred Shares, the reduction of the share premium account and elimination of current losses from the accumulated deficit.

Currency translation reserve

The currency translation reserve records the foreign exchange difference that arises on the translation of the U.S. subsidiary, Summit Therapeutics Inc.

Notes to the Financial Statements

1. Basis of accounting

The principal accounting policies adopted by Summit Therapeutics plc and its subsidiaries in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and the Companies Act 2006 applicable to companies reporting under IFRS. The Consolidated Financial Statements have been prepared on a going concern basis and under the historical cost convention. These consolidated financial statements were authorized by the Board of Directors on May 10, 2016.

Going concern

These financial statements have been prepared assuming the Group will continue on a going-concern basis. The Group has incurred significant losses and negative cash flows from operations since inception, has an accumulated deficit, and has limited cash resources. Based on management forecasts, the Group’s existing cash and cash equivalents will be sufficient to enable the Group to fund the operating expenses and capital expenditure requirements for its major programs up until January 31, 2017, following which the Group needs to raise additional capital to continue to fund its future operations, which may come from a public or private fund raising. There can be no assurance that the Group will be able to generate funds in this manner, on terms acceptable to the Group, on a timely basis or at all. The failure of the Group to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Group’s business, results of operations and financial condition. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

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

An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell, and value in use based on an internal discounted cash flow evaluation. Impairment losses recognized for cash-generating units is charged pro rata to the other assets in the cash generating unit. All tangible and intangible assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. See Note 11 for details.

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

Other operating income

Other operating income primarily consists of amounts received from philanthropic, non-government and not-for-profit organisations, and patient advocacy groups, and income received from the Wellcome Trust. Because IFRS does not provide specific accounting guidance for the treatment of amounts received from such organisations, the Group considers that such arrangements are most similar to government grants. Accordingly, these amounts are recognized as other operating income in accordance with International Accounting Standard 20, ‘Accounting for Government Grants and Disclosure of Government Assistance,’ at the same time as the underlying expenditure is incurred, provided that there is reasonable assurance that the Group will comply with the conditions of such awards. The monies received through these means have historically been held as deferred income in the Consolidated Statement of Financial Position and were released to the Consolidated Statement of Comprehensive Income as the expenditure is incurred. Income received from the Wellcome Trust was in an accrued position at the year end.

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

Assets and liabilities of subsidiaries that have a functional currency different from the presentation currency (Pound Sterling), are translated at the closing rate at the date of each statement of financial position presented. Income and expenses are translated at average exchange rates. Any resulting differences are recognized in other comprehensive income (loss) in the Consolidated Statement of Comprehensive Income.

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

Share-based payments

In accordance with IFRS 2 ‘Share-based Payment’, share options are measured at fair value at their grant date. The fair value for the majority of the options is calculated using the Black-Scholes formula and charged to the Consolidated Statement of Comprehensive Income on a straight-line basis over the expected vesting period. For those options issued with vesting conditions other than remaining in employment (for example, those conditional upon the Group achieving certain predetermined financial criteria) either a Monte-Carlo model or a Hull White trinomial lattice model have been used. At each year end date, the Group revises its estimate of the number of options that are expected to become exercisable. This estimate is not revised according to estimates of changes in market-based conditions.

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

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised.

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

Other operating income

Other operating income primarily consists of amounts received from philanthropic, non-government and not for profit organisations and patient advocacy groups, and the Wellcome Trust. Because IFRS does not provide specific accounting guidance for the treatment of amounts received from such organisations, the Group considers that such arrangements are most similar to government grants. Accordingly, these amounts are recognized as other operating income in accordance with International Accounting Standard 20, ‘Accounting for Government Grants and Disclosure of Government Assistance,’ at the same time as the underlying expenditure is incurred, provided that there is reasonable assurance that the Group will comply with the conditions of such awards.

Under the terms of the various arrangements with such organisations, should the Group successfully commercialise its products, the Group has agreed to enter into certain revenue sharing agreements, under which those organisations will be entitled to a share of the cumulative net revenue that the Group or its affiliates receive from exploiting the relevant IP or award products. These royalties will be recognized as a reduction in revenue in line with any potential future sales made by the Group. In addition, should certain millstones be achieved, the Group will be obligated to make the milestone payments to certain such organisations. Both potential and future royalty and milestone payment obligations are disclosed as a contingent liability in Note 16, ‘Provisions for other liabilities and charges and contingent liabilities’.

Recognition of research expenditure

The Group recognizes expenditure incurred in carrying out its research and development activities in line with management’s best estimation of the stage of completion of each separately contracted study or activity. This includes the calculation of research and development accruals at each period to account for expenditure that has been incurred. This requires estimations of the full costs to complete each study or activity and also estimation of the current stage of completion. In all cases, the full cost of each study or activity is expensed by the time the final report or where applicable, product, has been received.

Share-based payment

The Group measures share options at fair value at their grant date in accordance with IFRS 2, ‘Share-based Payment.’ The Group calculates the fair value of the share option using either the Black-Scholes model, or for options with performance conditions, a simulation model. The Group charges the fair value to the Consolidated Income Statement over the expected vesting period. In the case of options that are issued below market value, the fair value will be higher than an option granted at market value, and the Group recognizes a larger charge for such options in the Consolidated Income Statement.

Business combinations

On November 22, 2013 the Group acquired 100% of the share capital of MuOx Limited, a University of Oxford spin-off company which holds exclusive rights to early stage utrophin modulators and core biological screening technology. IFRS 3, ‘Business Combinations’, requires an entity to identify whether a transaction is the acquisition of a business or an asset.

The Group has considered the guidance in IFRS 3 and concluded that the transaction was the acquisition of a business (Note 10).

The MuOx transaction was concluded through a number of agreements with the selling shareholders as detailed in Note 10. Certain of these agreements require additional payments for research services and research outcomes. These payments and potential payments have been assessed using the indicators in IFRS 3 to determine if the payments are additional consideration, employee compensation or research services. All such payments were assessed as either employee compensation or research services and will be expensed in the post-acquisition period as incurred.

The estimation of fair value of assets acquired and liabilities assumed in this business combination is considered to be a significant source of measurement uncertainty.

The rights to intellectual property acquired have been recognized at fair value at the acquisition date (Note 11), estimated using a cash flow model.

Impairment

The Group reviews annually whether there is any indication that Intangible assets have suffered any impairment, in accordance with the accounting policy stated in Note 1, and if there is any indication then further tests are undertaken to determine the potential impact on the carrying value of the assets. The recoverable amounts of cash generating units have been determined based on value-in-use calculations which will be incurred in selling it. These calculations require the use of estimates; the estimates used in impairment testing as at January, 31 2016 and January 31, 2015 are presented in Note 11.

3. Changes to accounting policies

During the year ended January 31, 2016 the following new standards, amendments to standards or interpretations became effective for the first time. The adoption of these interpretations, standards or amendment to standards were either not relevant for the Group or have not led to any significant impact on the Group’s financial statements.

International Accounting Standards (IAS/IFRS)		Effective Date
IAS 19	Employee Benefits (amendments)	July 1, 2014

At the date of authorization of these consolidated financial statements, the following standards, amendments and interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

International Accounting Standards (IAS/IFRS)	Effective Date
IFRS 9 ‘Financial instruments’	January 1, 2018
IFRS 9 (Amendment), Financial instruments’, regarding general hedge accounting	January 1, 2018
IFRS 11 (Amendment), Joint arrangements on acquisition of an interest in a joint operation	January 1, 2016
IFRS 14, Regulatory deferral accounts	January 1, 2016
IFRS 15, Revenue from contracts with customers	January 1, 2018
IFRS 16, Leases	January 1, 2019
Amendment to IFRS 10 and IAS 28 on investment entities applying the consolidation exception	to be determined
Amendment to IAS 1, ‘Presentation of financial statements’ on the disclosure initiative	January 1, 2016
Amendments to IAS 16, Property, plant and equipment, and IAS 38, Intangible assets, on depreciation and amortisation	January 1, 2016
Amendments to IAS 16, Property, plant and equipment, and IAS 41, Agriculture, regarding bearer plants	January 1, 2016
IAS 27 (Amendment), Separate financial statements, on the equity method	January 1, 2016
Amendments to IFRS 10, Consolidated financial statements, and IAS 28, Investments in associates and joint ventures	January 1, 2016

Under present circumstances, none of these are expected to have a material impact on the Group’s financial statements.

4. Segmental reporting

The Summit Group comprises nine legal entities, of which three are trading. These included the eight subsidiary companies and the Group holding company; Summit Therapeutics plc. The Group operates in one reportable segment: Drug Development. The chief operating decision-maker has been identified as the Executive Management Team consisting of the Chief Executive Officer and the Chief Financial Officer. The Executive Management Team reviews the consolidated operating results regularly to make decisions about the financial and organisational resources and to assess overall performance.

The Drug Development segment covers Summit’s research and development activities carried out by the Group, primarily comprising the DMD and the CDI programs.

The corporate and other activities of Summit Therapeutics plc, Summit (Oxford) Limited and Summit Therapeutics Inc comprise the costs incurred in providing the facilities, finance, human resource and information technology services which are incurred by the main segment of the Group.

Substantially all of the Group’s assets are held in the United Kingdom.

5. Directors and employees

The average monthly number of employees of the Group, including Executive Directors, during the year was:

	January 31, 2016	January 31, 2015
Technical, research and development	19	12
Corporate and administration	18	11

	37	23

The Parent Company had no employees in the current or previous financial years.

Their aggregate remuneration comprised:

	Year ended January 31, 2016 £000	Year ended January 31, 2015 £000
Wages and salaries	3,876	2,772
Social security costs	247	223
Other pension costs	90	77
Share-based payment	1,160	961

	5,373	4,033

The aggregate amounts of key management compensation are set out below:

	Year ended January 31, 2016 £000	Year ended January 31, 2015 £000
Short term employee benefits	934	758
Post-employment benefits	17	34
Share-based payment	626	603

	1,577	1,395

6. Loss before income tax

	Note	Year ended January 31, 2016 £000s	Year ended January 31, 2015 £000s
Other operating income
Income recognised in respect of the Wellcome Trust		762	1,169
Grant income (1)		645	860
Other income (1)		—	79
Research and development expenditure credit		44	40

		1,451	2,148
Research and development
Employee benefit expense	5	2,848	1,690
Share-based payment expense	5	356	256
Programme related costs		13,093	7,869
Amortisation of intangible assets	11	10	10
Other research and development costs		549	592

		16,856	10,417
General and administration
Employee benefit expense	5	1,365	1,382
Share-based payment expense	5	804	705
Foreign exchange gain		(501)	(91)
Depreciation of property, plant and equipment	12	38	23
Operating lease rentals		131	73
Other general and administration costs		2,934	2,350

		4,771	4,442

(1)	Grant income includes amounts received from Innovate UK (formerly the Technology Strategy Board). Included in other income are amounts recognized from the arrangements with philanthropic, non-government and not for profit organisations, and patient advocacy groups, in support of the DMD program. The Group has complied with all the conditions attached to these awards.

7. Auditors’ remuneration

Services provided by the Group’s auditors

During the year the Group obtained the following services from the Group’s auditors at the cost detailed below:

	Year ended January 31, 2016	Year ended January 31, 2015
	£000s	£000s
Fees payable to the Company’s auditors and its associates for the audit of the Parent Company and Consolidated Financial Statements:	44	24
Fees payable to the Company’s auditors and its associates for other services:
- Audit of the Company’s subsidiaries	71	53
- Audit-related assurance services	6	5
- Other assurance services (1)	158	735
- Tax advisory services	9	13
- Tax compliance services	11	4

Total fees payable	299	834

(1)	For the year ended January 31, 2015, other assurance services includes assurance reporting on historical financial information included in the Company’s U.S. initial public offering registration statement that was filed with the U.S. Securities and Exchange Commission effective March 5, 2015.

8. Income tax

	Year ended January 31, 2016	Year ended January 31, 2015
Analysis of credit in period	£000s	£000s
United Kingdom corporation tax at 20.17% (2015 - 21.33%)
Current tax income	2,971	1,257
Prior year adjustment	87	40

Taxation	3,058	1,297

The difference between the total current tax shown above and the amount calculated by applying the standard rate of U.K. corporation tax to the loss before tax is as follows:
Loss before tax	(20,146)	(12,660)

Loss on ordinary activities multiplied by standard rate of corporation tax in the United Kingdom (Current tax) of 20.17% (2015 - 21.33%)	(4,063)	(2,700)
Non-deductible expenses	184	178
Additional deductions for R&D expenditure	(2,331)	(1,066)
R&D tax credits recoverable at a lower rate 12% (2015: 12%)	1,161	662
Depreciation in excess of capital allowances	(5)	(2)
Taxable losses not recognised	2,081	1,655
Taxable losses at foreign rates	47	16
Other differences	—	6
Share options exercised	(45)	(6)
Prior year adjustments	(87)	(40)

Total taxation credit	(3,058)	(1,297)

There are no current tax liabilities as at January 31, 2016 (2015: Nil).

Tax credits relate to U.K. research and development tax credits claimed under Finance Act 2000.

During the year, the U.K. government substantively enacted a reduction in the main rate of corporation tax from 20% to 19% with effect from April 1, 2017. The main rate of corporation tax will be reduced by a further 1% to 18% with effect from April 1, 2020. The enacted U.K. tax rate until April 1, 2015 was 21%.

Please see Note 17, ‘Deferred tax liability’ for information on the unrecognized tax losses carried forward.

9. Loss per share

The loss per share for continuing operations has been calculated using the loss for the year attributable to the owners of the parent of £17,088,000 (year ended January 31, 2015: loss of £11,363,000) and dividing this by the weighted average number of Ordinary Shares in issue during the year to January 31, 2016: 59,102,292 (year ended January 31, 2015: 39,599,222).

Since the Group has reported a net loss from continuing activities, diluted loss per share is equal to basic loss per share.

Potentially dilutive shares capable of vesting under the share options currently in issue totalled 7,006,306 as at January 31, 2016 (January 31, 2015: 5,250,838).

10. Goodwill

	MuOx Limited	Total
	£000s	£000s
Cost
At February 1, 2015	664	664

At January 31, 2016	664	664

Accumulated amortisation
At February 1, 2015	—	—

At January 31, 2016	—	—

Net book amount

At February 1, 2015	664	664

At January 31, 2016	664	664

	MuOx Limited	Total
	£000s	£000s
Cost
At February 1, 2014	664	664

At January 31, 2015	664	664

Accumulated amortisation
At February 1, 2014	—	—

At January 31, 2015	—	—

Net book amount

At February 1, 2014	664	664

At January 31, 2015	664	664

On November 22, 2013, the Group acquired 100% of the share capital of MuOx Limited, a University of Oxford spin-off company which holds exclusive rights to early-stage utrophin modulators and core biological screening technology.

Goodwill represents the difference between the fair value of the identifiable assets acquired and liabilities assumed for MuOx Limited and the amount paid in consideration. Goodwill is attributable to synergies expected from the Group’s collaboration with the University of Oxford and other founders of MuOx Limited.

In accordance with IAS 36 ‘Goodwill’ has been reviewed for impairment and no provision is considered necessary. The impairment review is included as part of the intangible assets impairment review in Note 11 ‘Intangible assets’ as they form part of the same cash-generating unit.

11. Intangible assets

	Iminosugar related programmes acquired	Utrophin programme acquired	Other patents and licences	Total
	£000s	£000s	£000s	£000s
Cost
At February 1, 2015	1,380	3,321	197	4,898

At January 31, 2016	1,380	3,321	197	4,898

Accumulated amortisation
At February 1, 2015	(1,380)	—	(35)	(1,415)
Provided in the year	—	—	(10)	(10)

At January 31, 2016	(1,380)	—	(45)	(1,425)

Net book amount

At February 1, 2015	—	3,321	162	3,483

At January 31, 2016	—	3,321	152	3,473

	Iminosugar related programmes acquired	Utrophin programme acquired	Other patents and licences	Total
	£000s	£000s	£000s	£000s
Cost
At February 1, 2014	1,380	3,321	197	4,898

At January 31, 2015	1,380	3,321	197	4,898

Accumulated amortisation
At February 1, 2014	(1,380)	—	(25)	(1,405)
Provided in the year	—	—	(10)	(10)

At January 31, 2015	(1,380)	—	(35)	(1,415)

Net book amount

At February 1, 2014	—	3,321	172	3,493

At January 31, 2015	—	3,321	162	3,483

Amortisation of intangible assets is included in the line ‘Research and development’ shown on the face of the Consolidated Statement of Comprehensive Income.

In accordance with IAS 38, ‘Intangible assets’ have been reviewed for impairment.

On 22 November 2013 the Group recognized £3,321,000 of intangible assets related to the utrophin program and £664,000 of goodwill upon acquisition of MuOx Limited (Note 10).

The key assumptions used in the valuation model to determine its value in use are as follows:

•	Expected research and development costs based on management’s past experience and knowledge

•	Probabilities of achieving development milestones based on industry standards

•	Reported disease prevalence

•	Expected market share based on management’s estimates

•	Drug reimbursement, costs of goods and marketing estimates

•	Expected patent life

The valuation model covers a period significantly longer than five years which is based on expected patent life, once filed, due to the length of the development cycle for assets of this nature. A discount factor of 18% has been used over the forecast period, which is considered appropriate for the purpose of impairment reviews as it reflects the current market assessment of the time value of money and the risks specific to the cash-generating unit.

Based on sensitivity analysis, no reasonably possible change in assumptions would cause the carrying value of this asset to exceed its recoverable amount.

12. Property, plant and equipment

	Leasehold improvements	Laboratory equipment	Office and IT equipment	Total
Cost	£000s	£000s	£000s	£000s
At February 1, 2015	9	137	162	308
Additions	—	—	66	66

At January 31, 2016	9	137	228	374

Accumulated depreciation
At February 1, 2015	(4)	(135)	(114)	(253)
Charge for the year	(3)	—	(35)	(38)

At January 31, 2016	(7)	(135)	(149)	(291)

Net book value
At February 1, 2015	5	2	48	55

At January 31, 2016	2	2	79	83

	Leasehold improvements	Laboratory equipment	Office and IT equipment	Total
Cost	£000s	£000s	£000s	£000s
At February 1, 2014	9	137	127	273
Additions	—	—	35	35

At January 31, 2015	9	137	162	308

Accumulated depreciation
At February 1, 2014	(1)	(135)	(94)	(230)
Charge for the year	(3)	—	(20)	(23)

At January 31, 2015	(4)	(135)	(114)	(253)

Net book value
At February 1, 2014	8	2	33	43

At January 31, 2015	5	2	48	55

13. Prepayments and other receivables

	Year ended January 31, 2016 £000s	Year ended January 31, 2015 £000s
Other receivables	312	215
Prepayments and accrued income	1,226	2,415

	1,538	2,630

Included in prepayments as at January 31, 2015 was £1,240,000 of costs relating to the U.S. initial public offering (‘U.S. IPO’) of American Depositary Shares and listing on the NASDAQ Global Market that was completed in March 2015. These costs were subsequently offset against share premium in the year ended January 31, 2016.

14. Trade and other payables

	Year ended January 31, 2016 £000s	Year ended January 31, 2015 £000s
Trade payables	716	1,195
Other taxes and social security costs	79	61
Accruals and deferred income	2,310	2,445
Other creditors	101	20

	3,206	3,721

15. Financial instruments

		Year ended January 31, 2016	Year ended January 31, 2015
	Note	£000s	£000s
Loans and receivables
Other receivables (1)	13	312	215
Cash and cash equivalents		16,304	11,265

		16,616	11,480

Financial liabilities measured at amortised cost

Trade and other payables	14	3,206	3,721

(1)	Prepayments have been excluded as they are not considered to be a financial instrument. The comparative for the year ended January, 31 2015 has been revised to exclude prepayments.

The Group’s activities expose it to a variety of financial risks: foreign currency risk; interest rate risk; credit risk; and liquidity risk.

The Group’s principal financial instrument comprises cash, and this is used to finance the Group’s operations. The Group has various other financial instruments such as trade receivables and payables that arise directly from its operations. The category of loans and receivables contains only prepayments and other receivables, shown on the face of the Consolidated Statement of Financial Position, all of which mature within one year.

The Group has compared fair value to book value for each class of financial asset and liability: no difference was identified. The Group has a policy, which has been consistently followed, of not trading in financial instruments.

Foreign currency risk

Foreign currency risk refers to the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. The Group’s net income and financial position, as expressed in Pounds Sterling, are exposed to movements in foreign exchange rates against the U.S. Dollar and the Euro. The main trading currencies of the Group are Pounds Sterling, the U.S. Dollar, and the Euro. The Group is exposed to foreign currency risk as a result of trading transactions, capital raises in the U.S. and the translation of foreign bank accounts.

The exposure to foreign exchange is monitored by the Group’s finance function. Exposures are generally managed through natural hedging via the currency denomination of cash balances and any impact currently is not material to the Group.

Cash at bank and in hand	Year ended January 31, 2016 £000	Year ended January 31, 2015 £000
Pounds Sterling	12,430	9,192
U.S. Dollar	3,874	2,073

	16,304	11,265

Interest rate risk

One of the risks arising from the Group’s financial instruments is interest rate risk. The Group holds no derivative instruments to manage interest rate risk; instead the Group placed deposits surplus to short-term working capital requirements with a variety of reputable U.K. and U.S.-based banks and building societies. These balances are placed at fixed rates of deposit with maturities between one month and three months.

The Group’s cash and short-term deposits were as follows:

	Year ended January 31, 2016 £000s	Year ended January 31, 2015 £000s
On current account	16,304	11,265

	16,304	11,265

The interest rates for dated deposits were dependent on the rates offered by the Group’s borrowers. The interest rate for short-term deposits is variable dependent on the rates offered by the Group’s bankers. During the year to January, 31 2016, the banking facilities returned an average rate after fees of 0.22% (2015: 0.77%).

The Group’s exposure to interest rate risk is illustrated with regard to the opening and closing cash balances and the difference that an increase or decrease of 1% in interest rates would have made based on the average cash balance of £13,785,000 (2015: £6,648,000) in the year:

Year ended January 31, 2016	-1%	Actual	+1%
Interest rate	—	0.22	1.22
Interest received (£000s)	—	30	168

Year ended January 31, 2015	-1%	Actual	+1%
Interest rate	—	0.77	1.77
Interest received (£000s)	—	51	118

Credit risk

The credit risk with respect to customers is limited and the Group had no trade receivables outstanding at January 31, 2016.

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

Cash balances maintained during the year have been principally held with major U.K. and U.S. banking institutions. We do not believe that this constituted a major credit risk.

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

All of the financial liability categories at each balance sheet date have maturity dates of less than twelve months from the balance sheet date. Provisions are amounts contingent upon events taking place and the recognition of deferred taxation is dependent upon future profits arising.

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

16. Provisions for other liabilities and charges and contingent liabilities

Dilapidations	Year ended January 31, 2016	Year ended January 31, 2015
	£000	£000
At February 1, 2015	45	17
Additions	28	28

At January 31, 2016	73	45

Management have made a provision in respect of the dilapidation costs associated with the reinstatement obligations on their current lease based on best estimates. It is management’s intention to utilise the provision at the end of the lease term.

In addition to those items provided for above, the Group also has the following contingencies:

MuOx Limited

Under the option agreement that the Group and Isis Innovation Limited (‘Isis’) entered into in November 2013, and as amended in November 2015, Isis granted to the Group an exclusive option to license the IP arising from the research carried out under the sponsored research agreement within specified periods. If the Group exercises its option to obtain a license under arising IP, the Group would be obliged to pay Isis up to a specified sum in option exercise fees.

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

Wellcome Trust

Under the terms of the revenue sharing agreement the Group would enter into with the Wellcome Trust to permit its exploitation of the exploitation IP or awards products, the Wellcome Trust is entitled to a share of the cumulative net revenue that the Group or its affiliates receive from exploiting the exploitation IP or award products. The Wellcome Trust would be eligible to receive a tiered portion of the net revenue, ranging from a mid-single digit up to a mid-twenties percentage. In addition, the Group would be obligated to pay the Wellcome Trust a milestone of a specified amount if cumulative net turnover exceeds a specified amount.

University College London (novated from The School of Pharmacy, University of London)

The Group has agreed to pay University College London (agreement novated from The School of Pharmacy, University of London), a low single-digit share of all revenue, pre and post commercialisation, received by the Group in respect of ridinilazole up to a maximum of £1 million.

U.S. Not for Profit Organisations

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

The total amount payable with respect to regulatory milestones under the U.S. not for profit organisation agreements would be $2.5 million if the Group meets all regulatory milestones. The total amount payable with respect to royalties is not known due to the contingent nature of the payments.

Management has considered the current stage of the Group’s drug development programs and believe that the milestones and payments detailed above are contingent liabilities in line with the Group’s accounting policy.

17. Deferred tax liability

There is a deferred tax liability of £664,270 that was recognized upon acquisition of MuOx Limited which took place in the year ended January 31, 2014. There were no movements in the deferred tax liability during the year.

	Year ended January 31, 2016 £000	Year ended January 31, 2015 £000
Amounts falling due more than one year	664	664

	664	664

There is an unrecognized deferred tax asset in relation to the trading losses carried forward of £10,047,000 (2015: £8,063,000), £14,000 in relation to provisions (2015: £9,000) and £205,000 (2015: £230,000) in relation to future exercisable shares. There is an unprovided deferred tax liability of £14,000 (2015: £11,000) in respect of accelerated capital allowances.

The unrecognized deferred tax asset would be recovered against future company taxable profits. In the opinion of the Directors, there is insufficient evidence that the asset will be recovered, as such the deferred tax asset has not been recognized in the financial statements.

18. Share capital

	Year ended January 31, 2016 £000	Year ended January 31, 2015 £000
Allotted, called up and fully paid
61,290,740 (2015: 41,117,697) Ordinary shares of 1p each	613	411

	613	411

On March 5, 2015 the Group completed a U.S. IPO on the NASDAQ Global Market issuing 3,450,000 American Depositary Shares (‘ADS’) at a price of $9.90 per ADS. On March 18, 2015 the underwriters exercised in full their over-allotment option to purchase an additional 517,500 ADSs on the same terms. Each ADS represents five Ordinary Shares of 1 pence each in the capital of the Company, thus 19,837,500 Ordinary Shares were issued. Total gross proceeds of $39.3 million (£26.1 million) were raised.

Following the U.S. IPO and exercise of the over-allotment option, the number of Ordinary Shares in issue was 60,955,197.

During the year the following exercise of share options took place;

Date	Number of options exercised
March 23, 2015	27,384
May 12, 2015	19,163
June 16, 2015	127,315
June 19, 2015	102,422
July 1, 2015	53,559
July 29, 2015	5,700

The total net proceeds from exercised share options during the year was £0.22 million.

Following the exercise of the above share options, the number of Ordinary Shares in issue was 61,290,740.

Post the year end, on April 14, 2016, the number of Ordinary Shares increased to 61,467,785 following the exercise of warrants over 177,045 Ordinary Shares at an exercise price of 60 pence per share. The warrants were issued to Nplus1 Singer Capital Markets Limited as part of an equity placing in 2012. Following the exercise there are no further outstanding warrants held by Nplus1 Singer Capital Markets. The issue of new shares raised net proceeds of £106,227.

All new Ordinary Shares issued rank pari passu with existing Ordinary Shares.

19. Share option scheme

At January 31, 2016 the outstanding share options, which include the share options granted to Directors, are shown below:

Date of grant	Exercise price (£)	Number of shares	Date from which exercisable	Expiry date
Approved EMI scheme
October 13, 2006	2.72	1,200	October 13, 2007	October 13, 2016
November 21, 2007	2.28	4,800	November 21, 2008	November 21, 2017
April 7, 2011	0.65	14,403	April 8, 2014	April 7, 2021
May 10, 2012	0.60	84,250	May 10, 2013	May 10, 2022
May 10, 2012	0.60	150,046	May 10, 2014	May 10, 2022
December 24, 2012	0.85	318,334	December, 24 2014	December 24 2022
January 31, 2013	0.20	72,973	July 31, 2013	January 31, 2023
December 18, 2013	1.85	370,500	*	December 18, 2023
July 15, 2014	1.26	347,121	July 15, 2016	July 15, 2024
January 21, 2015	1.23	8,333	January 21, 2017	January 21, 2025
January 21, 2015	1.23	16,667	January 21, 2018	January 21, 2025

		1,388,627
Unapproved scheme
October 13, 2006	2.72	52,500	October 13, 2007	October 13, 2016
November 21, 2007	2.28	19,167	November 21, 2008	November 21, 2017
April 7, 2011	0.65	13,981	April 8, 2014	April 7, 2021
May 10, 2012	0.60	657,500	May 10, 2013	May 10, 2022
December 18, 2013	1.85	492,500	*	December 18, 2023
December 18, 2013	0.20	76,364	June 18, 2013	December 18, 2023
June 23, 2014	0.20	33,334	June 23, 2015	June 23, 2024
June 23, 2014	1.47	525,000	*	June 23, 2024
July 15, 2014	1.26	975,000	July 15, 2016	July 15, 2024
July 15, 2014	0.80	100,000	May 30, 2015	May 30, 2023
December 23, 2014	1.37	25,000	December 23, 2016	December 23, 2024
January 21, 2015	1.23	75,000	January 21, 2017	January 21, 2025
June 16, 2015	1.43	2,402,333	June 16, 2017	June 16, 2025
September 4, 2015	1.49	120,000	September 4, 2017	September 4, 2025
October 15, 2015	1.31	50,000	October 15, 2017	October 15, 2025

		5,617,679

		7,006,306

*	Subject to the achievement of performance conditions, their options will vest and become exercisable on completion of Phase 2 proof of concept clinical trials in both the DMD and CDI programs or the third anniversary of grant, whichever is sooner.

The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The movement in the number of share options is set out below:

	Weighted average exercise price	Year ended January 31, 2016	Weighted average exercise price	Year ended January 31, 2015
Outstanding at 1 February	£1.18	5,250,838	£1.27	3,573,597
Granted during the year	1.43	2,592,333	1.27	2,258,341
Lapsed/surrendered during the year	1.31	(501,322)	2.27	(524,815)
Exercised during the year	0.66	(335,543)	0.47	(56,285)

Number of outstanding options at 31 January	£1.29	7,006,306	£1.18	5,250,838

As at January 31, 2016, 1,987,296 share options were capable of being exercised with a weighted average exercise price per option of £0.98 (2015: 1,426,521 with a weighted average exercise price per option of £0.72). The options outstanding at January, 31 2016 had a weighted average exercise price per option of £1.29 (2015: £1.18), and a weighted average remaining contractual life of 8.2 years (2015: 8.5 years).

The fair value per award granted and the assumptions used in the calculations are as follows:

Date of grant	Type of award	Number of shares	Exercise price (£)	Share price at grant date (£)	Fair value per option (£)	Award life (years)	Risk free rate
October 13, 2006	EMI	1,200	2.72	2.72	0.72	3.0	4.60%
October 13, 2006	Unapproved	52,500	2.72	2.72	0.72	3.0	4.60%
November 21, 2007	EMI	4,800	2.28	2.28	0.84	3.0	4.60%
November 21, 2007	Unapproved	19,167	2.28	2.28	0.84	3.0	4.60%
April 7, 2011	EMI	14,403	0.65	0.65	0.47	5.0	2.70%
April 7, 2011	Unapproved	13,981	0.65	0.65	0.47	5.0	2.70%
May 10, 2012	EMI	84,250	0.60	0.52	0.22	5.0	1.00%
May 10, 2012	EMI	150,046	0.60	0.52	0.24	5.0	1.00%
May 10, 2012	Unapproved	657,500	0.60	0.52	0.20	5.0	1.00%
December 24, 2012	EMI	318,334	0.85	0.85	0.59	5.0	0.90%
January 31, 2013	EMI	72,973	0.20	0.94	0.74	5.0	1.00%
December 18, 2013	EMI	370,500	1.85	1.85	0.37	5.0	0.90%
December 18, 2013	Unapproved	492,500	1.85	1.85	0.37	5.0	0.90%
December 18, 2013	Unapproved	76,364	0.20	1.85	1.65	5.0	1.00%
June 23, 2014	Unapproved	33,334	0.20	1.50	0.92	3.0	1.30%
June 23, 2014	Unapproved	525,000	1.47	1.50	0.92	3.8	1.30%
July 15, 2014	EMI	347,121	1.26	1.26	0.65	3.0	1.30%
July 15, 2014	Unapproved	975,000	1.26	1.26	0.65	3.0	1.30%
July 15, 2014	Unapproved	100,000	0.80	0.81	0.65	1.9	0.50%
December 23, 2014	Unapproved	25,000	1.37	1.37	0.70	3.0	0.80%
January 21, 2015	EMI	25,000	1.23	1.22	0.64	3.0	0.60%
January 21, 2015	Unapproved	75,000	1.23	1.22	0.64	3.0	0.60%
June 16, 2015	Unapproved	2,402,333	1.43	1.44	0.65	3.0	0.91%
September 4, 2015	Unapproved	120,000	1.49	1.48	0.68	3.0	0.88%
October 15, 2015	Unapproved	50,000	1.31	1.36	0.57	3.0	0.70%

		7,006,306

The key assumptions used in calculating the share-based payments are as follows:

a.	Black-Scholes valuation methodology was used for all options prior to 2008.

b.	The majority of share option awards made since 2011 are performance related and have been modelled using the Monte-Carlo methodology. The options granted on January 31, 2013 and December 18, 2013, each at an exercise price of 20 pence, and 33,334 of the unapproved options granted on June 23, 2014 are not performance related.

c.	Figures in the range of 18-134% have been used for expected volatility. This has been derived from historic share price performance, weighted to exclude periods of unusually high volatility.

d.	Expected dividend yield is nil, consistent with the Directors’ view that the Group’s business model is to generate value through capital growth rather than the payment of dividends.

e.	The risk free rate is equal to the prevailing U.K. Gilts rate at grant date that most closely matches the expected term of the grant.

f.	Share options are assumed to be exercised immediately on vesting.

g.	The fair value of the options awarded on May 10, 2012 is the average of the fair values calculated per possible vesting instalment.

20. Fixed assets purchase commitments

At January 31, 2016 the Group had no capital commitments (January 31, 2015: nil).

21. Leasing and other commitments

The Group’s total commitments under non-cancellable operating leases are as follows:

	Land & Buildings
Leases which expire	Year ended January 31, 2016 £000s	Year ended January 31, 2015 £000s
Not later than one year	97	88
Later than one year and not later than five years	194	277

	291	365

In addition, the Group enter into contracts in the normal course of business with CROs to assist in the performance of research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancellable contracts and not reflected in the table above.

22. Related party transactions

During the year £18,332 was paid to Dr Frank M Armstrong Consulting Limited, a company controlled by Dr Frank Armstrong in respect of his fees as Non-Executive Director and Chairman (2015: £27,963). Of this amount £nil was outstanding at the year end (2015: £nil).

Dr Frank Armstrong is a member of the Board of Directors of Juniper Pharmaceuticals Inc. During the year £21,551 (2015: £nil) was paid to Juniper Pharma Services Limited, a wholly owned subsidiary of Juniper Pharmaceuticals Inc. in respect of clinical manufacturing services. Of this amount £nil was outstanding at the year end (2015: £nil).

See Note 5 for details of key management emoluments.

23. Subsequent Events

On April 14, 2016 the number of Ordinary Shares increased to 61,467,785 following the exercise of warrants over 177,045 Ordinary Shares at an exercise price of 60 pence per share. The warrants were issued to Nplus1 Singer Capital Markets Limited as part of an equity placing in 2012. Following the exercise there are no further outstanding warrants held by Nplus1 Singer Capital Markets. The issue of new shares raised net proceeds of £106,227.