Form 20-F
period 2017-01-31
Summit Therapeutics plc
filed 2017-03-30
CIK 1599298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2017

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

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive offices)

Glyn Edwards, Chief Executive Officer

Summit Therapeutics plc

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

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

61,841,566 ordinary shares, par value £0.01 per share

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☒

i

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

PRESENTATION OF FINANCIAL AND OTHER DATA

The consolidated financial statement data as of January 31, 2017 and 2016 and for the three years ended January 31, 2017, 2016 and 2015 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as of and for the year ended January 31, 2017 have been translated into U.S. dollars at the rate at January 31, 2017, the last business day of our fiscal year ended January 31, 2017, of £1.00 to $1.2585. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this Annual Report, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this Annual Report include, among other things, statements about:

•	the timing and conduct of our clinical trials of ezutromid (formerly SMT C1100) for the treatment of patients with Duchenne muscular dystrophy and ridinilazole (formerly SMT19969) for the treatment of patients with Clostridium difficile infection, including statements regarding the timing of initiation and completion of the clinical trials and the period during which the results of the clinical trials will become available;

•	the timing of and our ability to obtain marketing approval of ezutromid and ridinilazole, and the ability of ezutromid and ridinilazole to meet existing or future regulatory standards;

•	our plans to continue the research and development of the F3 formulation of ezutromid, the F6 formulation of ezutromid and future generation utrophin modulators that we are developing in collaboration with the University of Oxford and Sarepta Therapeutics, Inc., or Sarepta;

•	the potential benefits and future operation of our collaboration with Sarepta;

•	our plans with respect to possible future collaborations and partnering arrangements;

•	our plans to pursue research and development of other future product candidates;

ii

•	the potential advantages of ezutromid and ridinilazole;

•	the rate and degree of market acceptance and clinical utility of ezutromid and ridinilazole;

•	our estimates regarding the potential market opportunity for ezutromid and ridinilazole;

•	our sales, marketing and distribution capabilities and strategy;

•	our ability to establish and maintain arrangements for manufacture of ezutromid and ridinilazole;

•	our intellectual property position;

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

•	the impact of government laws and regulations; and

•	our competitive position.

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

iii

PART I

Item 1: Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2: Offer Statistics and Expected Timetable

Not applicable.

Item 3: Key Information

A. Selected Financial Data

The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of January 31, 2017 and 2016 and for the years ended January 31, 2017, 2016 and 2015 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as of January 31, 2015, 2014 and 2013 and for the years ended January 31, 2014 and 2013 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our consolidated financial statements are prepared and presented in pounds sterling, our presentation currency. Solely for the convenience of the reader, our consolidated financial statements as of and for the year ended January 31, 2017 have been translated into U.S. dollars at £1.00 to $1.2585 based on the foreign exchange rates published by the Federal Reserve Bank of New York for January 31, 2017. Such convenience translations should not be construed as a representation that the pound sterling amounts have been or could be converted into U.S. dollars at this or at any other rate of exchange, or at all.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements included at the end of this Annual Report and the related notes and Item 5, “Operating and Financial Review and Prospects” below.

Selected Consolidated Income Statement Data

		Year Ended January 31,
	2017	2017	2016(1)	2015(1)	2014(1)	2013(1)
	(in thousands, except per share data)
Revenue	$2,899	£2,304	£—	£—	£—	£—
Other operating income	90	72	1,281	1,888	1,526	1,389
Operating loss	(31,279)	(24,853)	(20,346)	(12,233)	(7,027)	(5,083)
Finance income	10	8	30	51	9	11
Finance cost	(1,085)	(862)	(2,879)	(499)	(385)	(401)
Income tax credit	5,457	4,336	3,058	1,297	607	341

Loss for the period	(26,897)	(21,371)	(20,137)	(11,384)	(6,796)	(5,132)

Basic and diluted loss per ordinary share from continuing operations	$(0.44)	£(0.35)	£(0.34)	£(0.29)	£(0.33)	£(0.32)

Weighted average number of shares outstanding (in thousands)	61,549	61,549	59,102	39,599	20,510	15,809

Selected Consolidated Balance Sheet Data

	As of January 31,
	2017	2017	2016(1)	2015(1)	2014(1)	2013(1)
	(in thousands)
Cash and cash equivalents	$35,316	£28,062	£16,304	£11,265	£2,030	£3,379
Working capital(2)	(7,076)	(5,621)	1,327	359	(816)	(587)
Total assets	47,304	37,587	25,057	19,396	7,295	4,377
Accumulated losses reserve	(92,836)	(73,767)	(52,396)	(32,259)	(47,166)	(40,370)
Total (deficit)/equity	$(4,396)	£(3,493)	£16,080	£12,962	£2,779	£1,571

(1)	Financial information has been adjusted following the change in accounting policy regarding charitable funding arrangements. See “Operating and Financial Review and Prospects.”
(2)	We define working capital as prepayments and other receivables (including current tax receivables) less current liabilities.

Exchange Rate Information

The table below shows the period end, average, high and low exchange rates of U.S. dollars per pound sterling published by the Federal Reserve Bank of New York for the periods shown. The exchange rate on March 24, 2017 was £1.00 to $1.2491. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements included in this Annual Report.

	Period End(1)	Average(2)	Low	High
	($ per pound sterling)
Fiscal Year Ended January 31:
2013	1.586	1.593	1.536	1.628
2014	1.645	1.572	1.484	1.661
2015	1.503	1.634	1.502	1.717
2016	1.418	1.518	1.417	1.588
2017	1.259	1.331	1.212	1.469

Month Ended:
September 2016	1.302	1.314	1.296	1.343
October 2016	1.221	1.233	1.216	1.284
November 2016	1.248	1.243	1.222	1.255
December 2016	1.234	1.248	1.222	1.271
January 2017	1.259	1.237	1.212	1.262
February 2017	1.242	1.249	1.242	1.264
March 2017 (through March 24, 2017)	1.249	1.230	1.215	1.253

(1)	In the event that the period end fell on a day for which data are not available, the exchange rate on the prior most recent business day is given.
(2)	The average of the noon buying rate for pounds sterling on the last day of each full month during the relevant year or each business day during the relevant month indicated.

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

Since inception, we have incurred significant operating losses. Our net loss was approximately £21.4 million for the year ended January 31, 2017, £20.1 million for the year ended January 31, 2016 (as adjusted) and £11.4 million for the year ended January 31, 2015 (as adjusted). As of January 31, 2017, we had an accumulated deficit of £73.8 million. To date, we have financed our operations primarily through issuances of our ordinary shares and American Depositary Shares, or ADSs, payments to us under our license and collaboration agreement with Sarepta Therapeutics, Inc., or Sarepta, and development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. We have devoted substantially all of our efforts to research and development, including clinical trials. We have not completed development of any drugs. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially in connection with conducting clinical trials for our lead product candidates, ezutromid (formerly SMT C1100) for the treatment of patients with Duchenne muscular dystrophy, or DMD, and ridinilazole (formerly SMT19969) for the treatment of patients with Clostridium difficile infection, or CDI, and seeking marketing approval for ezutromid and ridinilazole in the United States and the European Union, as well as other geographies. In addition, if we obtain marketing approval of ezutromid in the United States or other jurisdictions where we retain commercial rights, or ridinilazole, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expense, as well as ongoing research and development expenses.

In addition, our expenses will increase if and as we:

•	continue the research and development of the F3 formulation of ezutromid, the F6 formulation of ezutromid and future generation modulators that we are developing in collaboration with the University of Oxford and Sarepta;

•	seek to identify and develop additional product candidates;

•	seek marketing approvals for any product candidates that successfully complete clinical development;

•	ultimately establish a sales, marketing and distribution infrastructure in jurisdictions where we have retained commercialization rights and scale up external manufacturing capabilities to commercialize any product candidates for which we receive marketing approval;

•	acquire or in-license other product candidates and technology;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, regulatory and scientific personnel;

•	expand our physical presence; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

Our ability to generate profits from operations and remain profitable depends on our ability to successfully develop and commercialize drugs that generate significant revenue. Based on our current plans, we do not expect to generate significant product sales revenue unless and until we obtain marketing approval for, and commercialize, ezutromid for the treatment of DMD or ridinilazole for the treatment of CDI. This will require us to be successful in a range of challenging activities, including:

•	successfully initiating and completing clinical trials of ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI;

•	obtaining approval to market ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI;

•	protecting our rights to our intellectual property portfolio related to ezutromid and ridinilazole;

•	contracting for the manufacture of clinical and commercial quantities of ezutromid and ridinilazole;

•	negotiating and securing adequate reimbursement from third-party payors for ezutromid and ridinilazole; and

•	establishing sales, marketing and distribution capabilities to effectively market and sell ezutromid in the United States and ridinilazole in the United States and the European Union, as well as other geographies.

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

We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we initiate and continue clinical trials of ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI, continue our research activities and initiate preclinical programs for future product candidates. In addition, if we obtain marketing approval for ezutromid, in the United States or other jurisdictions where we retain commercial rights, ridinilazole or any of our future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to continue to incur additional costs associated with operating as a public company in the United States in addition to in the United Kingdom. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We believe that our existing cash and cash equivalents, including an anticipated $22.0 million payment for a near-term development milestone under the license and collaboration agreement with Sarepta, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through December 31, 2018. In our DMD program, while we anticipate that these capital resources will allow us to obtain top-line data for our Phase 2 clinical trial of ezutromid, which we refer to as PhaseOut DMD, we do not expect these capital resources will be sufficient to complete our planned randomized, placebo controlled clinical trial of ezutromid. In addition, in our CDI program, while we also anticipate that these capital resources will allow us to conduct activities to prepare ridinilazole for our two, planned Phase 3 clinical trials, we do not expect to be able to complete these trials without significant additional capital. We have based the foregoing estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate assumes, among other things, that we do not obtain any additional funding through grants and clinical trial support or through new collaboration arrangements. Our future capital requirements will depend on many factors, including:

•	the progress, costs and results of clinical trials of ezutromid for DMD and ridinilazole for CDI;

•	the scope, progress, costs and results of preclinical development, laboratory testing and clinical trials for the F3 formulation of ezutromid, the F6 formulation of ezutromid and future generation modulators that we are developing in collaboration with the University of Oxford and Sarepta;

•	the number and development requirements of other future product candidates that we pursue;

•	the costs, timing and outcome of regulatory review of ezutromid, ridinilazole and our other future product candidates;

•	the costs and timing of commercialization activities, including product sales, marketing, distribution and manufacturing, for any of our product candidates that receive marketing approval;

•	subject to receipt of marketing approval, revenue received from commercial sales of ezutromid, ridinilazole or any of our other future product candidates;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against any intellectual property-related claims;

•	the amounts we receive from Sarepta for development, regulatory and sales milestones and royalty payments under our license and collaboration agreement;

•	our ability to establish and maintain collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the extent to which we acquire or invest in other businesses, products and technologies;

•	the rate of the expansion of our physical presence; and

•	the costs of operating as a public company in the United States and in the United Kingdom.

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

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. We do not have any committed external source of funds other than the amounts we are entitled to receive from Sarepta for development, regulatory and sales milestones and royalty payments under our license and collaboration agreement with Sarepta. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an equity holder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends or other distributions.

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

We have invested a significant portion of our efforts and financial resources in the development of ezutromid for DMD and ridinilazole for CDI, both of which are still in clinical development. Our ability to generate product revenues, which may not occur for several years, if ever, will depend heavily on the successful development and commercialization of ezutromid and ridinilazole. The success of each of these product candidates will depend on a number of factors, including the following:

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

For example, in 2009, we assigned certain technology relating to our DMD program to BioMarin DMD Regulator Limited, or BioMarin. BioMarin conducted a Phase 1 clinical trial of a prior formulation of ezutromid in 48 healthy adult volunteers. Subjects in this clinical trial achieved low systemic exposure of the drug, and there was variability in systemic exposure across subjects. Following this clinical trial of a prior formulation of ezutromid, BioMarin elected not to continue development of our assigned technology, citing pharmaceutical and pharmacokinetic challenges. In public statements, BioMarin indicated that it had concluded that the likelihood of achieving a therapeutic effect in DMD patients was highly unlikely. In 2010, BioMarin transferred the assets, and all commercialization rights, back to us. Our first Phase 1 clinical trial of ezutromid was conducted in healthy volunteers using a different formulation than the one evaluated by BioMarin. The results from this trial showed an improvement in plasma levels of ezutromid when administered orally with food. In our first Phase 1b clinical trial of ezutromid in DMD patients, patients had variable levels of ezutromid in the blood plasma following dosing, which we believe was potentially due to the impact of diet on absorption of ezutromid. In 2015, we reported top-line data from our second Phase 1b clinical trial of ezutromid in DMD patients, which we refer to as our Phase 1b modified diet trial, in which patients followed specific dietary guidance that recommended balanced proportions of fat, protein, and carbohydrates and dosing with a glass of whole milk. In our Phase 1b modified diet trial, while following specific dietary guidance, all of the patients in the trial achieved plasma levels of ezutromid that we believe may be sufficient to modulate the production of utrophin protein and possibly result in clinical benefit. In addition, in our Phase 1 clinical trial of the F6 formulation of ezutromid, the F6 formulation achieved a greater than six-fold increase in average maximum plasma levels in DMD patients compared to those achieved with the F3 formulation of ezutromid evaluated in our Phase 1 modified diet trial, and we believe such plasma levels are within the range necessary for a potential therapeutic effect. Nonetheless, while the results of our completed clinical trials to date suggest that diet may impact absorption of ezutromid, other disease related factors, such as abnormal gastrointestinal physiology, or other factors such as the level of activity of the liver enzyme CYP1A, may impact the absorption profile of DMD patients. Accordingly, it is possible that we will be unable to achieve plasma levels of ezutromid that are expected to bring therapeutic benefit in future clinical trials, and, in such a case, we will likely not be able to successfully complete the development of, obtain marketing approval for or commercialize this product candidate.

In addition, in our first Phase 1b clinical trial of ezutromid in DMD patients, patients experienced a statistically significant reduction in creatine kinase, or CK, and other enzyme markers of muscle damage following treatment with ezutromid. Although this was not a placebo controlled study and there may be other factors that influenced the results, we believed the lower levels of CK and the other enzymes compared to baseline potentially indicated

a reduction in muscle damage and may have been evidence of ezutromid activity. However, in our Phase 1b modified diet trial, we did not observe a change in the levels of CK when patients received ezutromid as compared to when patients received a placebo. Likewise, we may not observe changes in levels of CK or other enzyme markers of muscle damage in longer-term clinical trials.

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

There are currently only two approved therapies for the treatment of DMD that seek to alter the progression of the disease, one in the United States and one in Europe, and neither of which treat the entire DMD patient population. Data on the natural clinical progression of DMD remain limited despite the recent publication of data from natural history studies on DMD patients. This has resulted in limited clinical trial experience for the development of drugs to treat DMD. In particular, regulatory authorities in the United States and European Union have not issued definitive guidance as to how to measure and achieve efficacy. As a result, the design and conduct of clinical trials for DMD is subject to increased risk.

In the last few years, a test of the distance walked by a patient in six minutes, commonly referred to as the six minute walk test, has been used as an endpoint in several clinical trials of product candidates for patients with DMD. It is viewed by U.S. and European regulators as a key outcome measure for DMD trials. We may nonetheless experience setbacks with our clinical trials for ezutromid or the clinical trials for our future product candidates for DMD because of the limited clinical experience in this indication. For example, regulators have not yet established what change in the distance walked in the six minute walk test is required to be demonstrated in a clinical trial of a DMD therapy in order to signify a clinically meaningful result or obtain marketing approvals. As a result, we may not achieve the pre-specified endpoint with statistical significance in clinical trials of ezutromid or of our other future product candidates for DMD, which would decrease the chance of obtaining marketing approval for ezutromid or our other future product candidates for DMD.

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

Moreover, we have not yet identified the level of utrophin modulation and associated production of utrophin needed to provide a clinical benefit to DMD patients. In our two completed Phase 1b clinical trials of the F3 formulation of ezutromid and our Phase 1 clinical trial of the F6 formulation of ezutromid, we observed variable plasma levels of drug among patients. Patients dosed with the F6 formulation in our Phase 1 clinical trial all achieved plasma concentration levels exceeding the level that corresponded to a 50% increase in utrophin expression in our preclinical studies. Meanwhile, only a proportion of patients dosed with the F3 formulation of ezutromid in each of our Phase 1b trials had plasma concentrations exceeding this 50% level. We believe that all the patients may still have achieved plasma levels of ezutromid sufficient to modulate the production of utrophin to a lesser extent and possibly result in clinical benefit. This belief is based in part on the work of Professor Kay Davies and her research group at the University of Oxford, in which the continued expression of utrophin protein in the transgenic lines of an mdx mouse, even at levels just above those in a normal mdx mouse, had a meaningful, positive effect on muscle performance. Nonetheless, we do not know whether utrophin modulation has been achieved with either formulation of ezturomid, and if it has, whether the level of utrophin modulation and production in fact resulted in a clinical benefit for these patients.

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

Patient enrollment is affected by other factors, including:

•	severity of the disease under investigation;

•	eligibility criteria for the clinical trial in question;

•	perceived risks and benefits of the product candidate under study;

•	competition for patients, time and resources at clinical trials sites from other investigational therapies in clinical trials that target the same patient population;

•	approval of other therapies to treat the indication that is being investigated in the clinical trial;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	proximity and availability of clinical trial sites for prospective patients.

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

For example, although ezutromid has generally been well tolerated at all doses tested, one of the patients in our Phase 1 clinical trial of the F6 formulation of ezutromid exhibited changes in liver parameters in laboratory findings and withdrew from the trial, despite showing no clinical symptoms. The finding was classified as a serious adverse event.

Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause side effects or other safety issues that prevented further development of the compound. If we elect or are forced to suspend or terminate any clinical trial of our product candidates, the commercial prospects of such product candidate will be harmed and our ability to generate product revenues from such product candidate will be delayed or eliminated. Any of these occurrences could materially harm our business.

Even if ezutromid or ridinilazole or any other product candidate receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If ezutromid, ridinilazole or any of our other future product candidates receive marketing approval, such products may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues or revenue from collaboration agreements, including our license and collaboration agreement with Sarepta, or any profits from operations. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages compared to alternative treatments or competitive products;

•	the prevalence and severity of any side effects;

•	the ability to offer our product candidates for sale at competitive prices, including in the case of ridinilazole, which we expect, if approved, will compete with vancomycin and metronidazole, both of which are available in generic form at low prices, and the antibiotic, fidaxomicin, and potentially other approaches to be used as an adjunctive therapy to antibiotics, such as the monoclonal antibody bezlotoxumab, or vaccines;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the availability of third-party coverage and adequate reimbursement;

•	the timing of any such marketing approval in relation to other product approvals;

•	support from patient advocacy groups; and

•	any restrictions on concomitant use of other medications.

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

We do not have a sales or marketing infrastructure and have no experience in the sale or marketing of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. If ezutromid receives marketing approval, we intend to commercialize it in the United States with our own focused, specialized sales force. In the European Union, Switzerland, Norway, Iceland, Turkey and the Commonwealth of Independent States, we will rely on Sarepta to commercialize ezutromid pursuant to the license and collaboration agreement we entered into with Sarepta in October 2016. Sarepta also has an option to expand its commercial rights to include specified countries in Latin America, which means we may have to rely on Sarepta to commercialize ezutromid in these additional territories. We plan to evaluate the potential for utilizing additional collaboration, distribution and marketing arrangements with third parties to commercialize ezutromid in other jurisdictions where we retain commercialization rights. With respect to ridinilazole, we are currently exploring options to develop and commercialize this antibiotic. Our options include seeking third-party collaborators or securing non-dilutive funding from government entities and philanthropic, non-government and not for profit organizations. We may also determine to commercialize ridinilazole directly in the United States and Europe with our own specialized sales force. There are risks involved with establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

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

There is currently no approved therapy for the treatment of DMD applicable to all DMD patients that seeks to alter the progression of the disease. Corticosteroids, such as prednisolone and deflazacort, are the current standard of care for DMD patients, although these are symptomatic treatments that do not address the underlying cause of DMD and their use can be associated with severe side-effects and concerns over weight gain.

A number of biopharmaceutical companies, including Sarepta, are developing treatments for DMD based on exon-skipping approaches. Sarepta received accelerated approval for eteplirsen (Exondys 51), which based on its targeting of exon 51, has the potential to treat approximately 13% of DMD patients. We believe that there are three other exon-skiping therapies in clinical development that target exon 44, exon 45 and exon 53, and that addressing these three exons, along with exon 51, would treat in aggregate less than one-third of all DMD patients. PTC Therapeutics, Inc. is developing ataluren (TranslarnaTM), which is a small molecule that enables formation of functional dystrophin in DMD patients with nonsense mutations. DMD caused by nonsense mutations affects approximately 13% of all DMD patients. The European Commission has granted conditional approval for ataluren in Europe, and PTC is commercializing ataluren in several European countries. A number of other companies are pursuing alternative therapeutic approaches for the treatment of DMD, including Pfizer, Inc. and Bristol-Myers Squibb Company, which are pursuing an approach based on muscle tissue growth through myostatin inhibition. Santhera Pharmaceuticals Holding AG is developing a treatment designed to delay the deterioration in respiratory function, and a number of other companies are developing gene therapy based approaches. For more information, see “Business—Competition” in this Annual Report. We believe that our approach of utrophin modulation has the potential to treat the entire population of DMD patients, unlike other DMD approaches that also seek to alter the progression of the disease but only address subsets of the total DMD population. We expect the price that we will charge for ezutromid, if approved, will reflect its status as an orphan drug that will be directed at a smaller population of patients.

Several pharmaceutical and biotechnology companies have established themselves in the market for the treatment of CDI, and several additional companies are developing products for the treatment of CDI. The current standard of care for CDI is treatment with the broad spectrum antibiotics vancomycin and metronidazole, both of which are available in generic form in the United States. Generic antibiotic therapies typically are sold at lower prices than branded antibiotics and generally are preferred by managed care providers of health services. The antibiotic fidaxomicin (Dificid™ in the United States and Dificlir™ in Europe), which is marketed in the United States by Cubist Pharmaceuticals, Inc., or Cubist, a wholly owned subsidiary of Merck & Co., Inc. and in Europe by Astellas Pharma Inc., was approved for treatment of CDI in the United States and the European Union. Other antibiotics in late-stage clinical trials include cadazolid, which was originally being developed by Actelion Pharmaceuticals Limited before global rights acquired by Johnson and Johnson in January 2017, and is currently in Phase 3 clinical development. Merck received approval from the FDA for bezlotoxumab (Zinplava™), a monoclonal antibody for the treatment of patients, in combination with an antibiotic, who have a high risk of disease recurrence. Other approaches in development for the treatment of CDI include vaccines and fecal biotherapy. For more information, see “Business—Competition” in this Annual Report.

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

We have based our research and development efforts for DMD on utrophin modulators, including the F3 formulation of ezutromid, the F6 formulation of ezutromid and our future generation utrophin modulators, and for CDI on ridinilazole. Notwithstanding our large investment to date and anticipated future expenditures in proprietary technologies that we use in the discovery of product candidates for DMD and CDI, we have not yet developed, and may never successfully develop, any marketed drugs using this approach. As a result of pursuing the development of product candidates using our proprietary technologies, we may fail to develop product candidates or address indications based on other scientific approaches that may offer greater commercial potential or for which there is a greater likelihood of success. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development.

If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

The United Kingdom’s vote in favor of withdrawing from the European Union could lead to increased market volatility which could adversely impact the market price of our ordinary shares and ADSs and make it more difficult for us to do business in Europe.

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”). The withdrawal of the United Kingdom from the European Union will take effect either on the effective date of the withdrawal agreement or, in the absence of agreement, two years after the United Kingdom provides a notice of withdrawal pursuant to Article 50 of the E.U. Treaty, unless the European Council, in agreement with the United Kingdom, unanimously decides to extend this period. On

March 29, 2017, the U.K. Prime Minister formally delivered the notice of withdrawal. It appears likely that this withdrawal will involve a process of lengthy negotiations between the United Kingdom and European Union member states to determine the future terms of the United Kingdom’s relationship with the European Union. This could lead to a period of considerable uncertainty particularly in relation to United Kingdom financial and banking markets as well as on the regulatory process in Europe. As a result of this uncertainty, financial markets could experience significant volatility which could adversely affect the market price of our ordinary shares and ADSs.

We may also face new regulatory costs and challenges that could have a material adverse effect on our operations. Depending on the terms of Brexit, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers which could make our doing business in Europe more difficult. In addition, currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar have already been adversely affected by Brexit. Furthermore, at present, there are no indications of the effect Brexit will have on the pathway to obtaining marketing approval for any of our product candidates in the U.K., or what, if any, role the EMA may have in the approval process.

Risks Related to our Dependence on Third Parties

We will depend heavily on our license and collaboration arrangement with Sarepta for the success of the products in our utrophin modulator pipeline in the European Union and other geographies. If Sarepta terminates our license and collaboration agreement or is unable to meet its contractual obligations, it could negatively impact our business.

In October 2016, we entered into a license and collaboration agreement pursuant to which we granted exclusive rights to Sarepta to commercialize products in our utrophin modulator pipeline, or the licensed products, in the European Union (including the United Kingdom, irrespective of the timing of Brexit), Switzerland, Norway, Iceland, Turkey and the Commonwealth of Independent States, or the licensed territories, with an option exercisable by Sarepta for commercialization rights to the licensed products in Central and South America.

Under the terms of the license and collaboration agreement, we are entitled to receive specified development, regulatory and sales milestone payments, as well as royalty payments. In addition, beginning in 2018, subject to certain exceptions and limitations, we will share all budgeted global research and development costs with Sarepta, with Sarepta responsible for 45.0% of these research and development costs for the licensed products. In addition, Sarepta will be solely responsible for all commercialization activities and associated costs, relating to licensed products in the licensed territories.

Unless earlier terminated, the license and collaboration agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of the royalty term in such country for such licensed product. The license and collaboration agreement may be terminated by Sarepta upon six months’ prior written notice in its entirety or on a licensed product-by-licensed product and country-by-country basis. Either party may, subject to a cure period, terminate the license and collaboration agreement in the event of the other party’s uncured material breach. Sarepta may also terminate the license and collaboration agreement under specified circumstances relating to the safety or regulatory approvability of ezutromid.

If Sarepta were to terminate the license and collaboration agreement or fail to meet its contractual obligations, the assumption by us of all costs related to the development of products in our utrophin modulator pipeline and the establishment of a commercial infrastructure in the licensed territories would require substantial resources, financial and otherwise, and could result in us incurring greater expenses than the increase in revenues from our direct sales of the licensed products in the licensed territories. It could also cause a delay in the development of ezutromid. Seeking and obtaining a viable, alternative collaborator to partner on the development and commercialization of the licensed products may not be available on similar terms or at all.

We depend on collaborations with third parties for the development and commercialization of some of our product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We are evaluating our options to maximize the commercial opportunity for ridinilazole, including the relative merits of retaining commercialization rights for ourselves, seeking a third-party collaborator for ridinilazole and/or securing non-dilutive funding from government entities, philanthropic organizations and charities. In addition, we have entered into a license and collaboration agreement with Sarepta to commercialize ezutromid in Europe and other geographies, and, we plan to continue to evaluate the potential for utilizing collaboration, distribution and marketing arrangements with third parties to commercialize ezutromid in geographies where we retain commercialization rights, including the United States. Moreover, we may seek third-party collaborators for development and commercialization of any future product candidates.

Our likely future collaborators for any marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. Under our license and collaboration agreement with Sarepta we have, and under any such arrangements we enter into with any third parties in the future we will likely have, limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements.

Our current collaboration poses, and any future collaboration likely will pose, numerous risks to us, including the following:

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

We do not currently have any agreements with third-party manufacturers for the long-term clinical or commercial supply of any of our product candidates. We currently engage a single third-party manufacturer to provide clinical material of the API and fill and finish services for the final drug product of the F3 formulation of ezutromid that is being used in our Phase 2 clinical trial. We are engaged with a different drug product manufacturer to provide bulk drug product of the F6 formulation of ezutromid. A different third party manufacturer provides fill and finish services to supply the final drug product of the F6 formulation of ezutromid. We are engaged with a different third-party vendor to provide labelling, packaging and distribution services for the F3 and F6 formulations of ezutromid. We are engaged with another third-party manufacturer to provide clinical material of the API of ridinilazole with a different supplier responsible for fill and finish services to supply the final drug product for use in the planned Phase 3 clinical trials. We may be unable to conclude agreements for commercial supply with third-party manufacturers, or may be unable to do so on acceptable terms.

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

If the third parties that we engage to manufacture product for our preclinical tests and clinical trials should cease to continue to do so for any reason, we likely would experience delays in advancing these clinical trials while we identify and qualify replacement suppliers and we may be unable to obtain replacement supplies on terms that are favorable to us. In addition, if we are not able to obtain adequate supplies of our product candidates or the drug substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively. Our inability to obtain adequate supplies of ezutromid for preclinical tests and clinical trials may also impact Sarepta’s ability to commercialize ezutromid and our second generation and future generation utrophin modulators. Under our license and collaboration agreement with Sarepta, we have agreed to use commercially reasonable efforts to supply to Sarepta active pharmaceutical ingredient, finished drug product and placebo for Sarepta to conduct research, development and commercialization activities.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability, and the ability of Sarepta and any other future collaborator, to develop product candidates and commercialize any products that receive marketing approval on a timely and competitive basis.

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

Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the clinical trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practice, or GCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity of data and confidentiality of clinical trial participants are protected. The EMA imposes similar requirements on us for products that are the subject of clinical trials in European Union, including the United Kingdom.

We also are required to register ongoing clinical trials and post the results of completed clinical trials on a U.S. government-sponsored database, www.ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. In September 2016, the U.S. Department of Health and Human Services through the U.S. National Institutes of Health issued new regulations that expand the legal requirements for submitting registration and results information for clinical trials involving FDA-regulated drugs, biologics and medical devices. The new rules require sponsors, among other things, to post results of clinical trials for unapproved products, including unfavorable results in clinical trials for unapproved uses of approved products. The EMA has also adopted transparency requirements that apply to clinical trials conducted in the European Union (EMA Policy/0070 on the publication of clinical data for medicinal products for human use, effective as of January 1, 2015). The EMA will implement this policy on the publication of clinical data in two phases. Phase 1 concerns the publication of clinical reports submitted to EMA as part of a marketing authorization application and through the centralized procedure. It entered into force on January 1, 2015. Phase 2 concerns the publication of individual patient data. The EMA will implement this phase at a later stage. This publication requirement for clinical reports may force us to disclose know-how relating to the design of clinical trials for our product candidates, which may harm our interests by disclosing valuable know-how to our competitors, which may be used to develop competing products to our drug candidates.

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

We have formed a strategic alliance with the University of Oxford pursuant to which we acquired an exclusive option to license intellectual property that is generated as part of our research in utrophin modulation. The goal of our strategic alliance with the University of Oxford is to identify and develop future generations of utrophin modulators that will include new mechanisms that could complement ezutromid. We rely on this strategic alliance and the University of Oxford to help identify and develop future generations of utrophin modulators. The continuation of a good relationship with the University of Oxford is important to our discovery and research efforts in this area. If our relationship with the University of Oxford deteriorates, if the University of Oxford fails to devote sufficient resources to the strategic alliance or if the University of Oxford challenges our option to license any intellectual property generated as part of the strategic alliance, our business prospects could be materially adversely affected.

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

Our product candidates, including ezutromid and ridinilazole, and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us or our collaborators from commercializing the product candidate. We have not received approval to market ezutromid, ridinilazole or any of our other future product candidates from regulatory authorities in any jurisdiction.

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

Our failure to obtain marketing approval in foreign jurisdictions would prevent our product candidates from being marketed in these other jurisdictions, and any approval we are granted for our product candidates in the United States and Europe would not assure approval of our product candidates in other jurisdictions.

In order to market and sell ezutromid, ridinilazole and our other future product candidates in foreign jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements in those jurisdictions. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA or EMA approval. The regulatory approval process outside the United States and Europe generally includes all of the risks associated with obtaining FDA and EMA approval. In addition, some countries outside the United States and Europe require approval of the sales price of a drug before it can be marketed. In many countries, separate procedures must be followed to obtain reimbursement. We may not obtain marketing, pricing or reimbursement approvals outside the United States and Europe on a timely basis, if at all. Approval by the FDA or the EMA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States and Europe does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA or the EMA. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. Marketing approvals in countries outside the United States and Europe do not ensure pricing approvals in those countries or in any other countries, and marketing approvals and pricing approvals do not ensure that reimbursement will be obtained.

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

law, if (1) the risk-benefit balance of the product is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) unmet medical needs will be fulfilled and (4) the benefit to public health of the immediate availability on the market of the medicinal product outweighs the risk inherent in the fact that additional data are still required. Specific obligations, including with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data, may be specified in the conditional marketing authorization. Conditional marketing authorizations are valid for one year and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions. Even if we, or a third-party collaborator, obtain conditional approval for ezutromid for the treatment of DMD or ridinilazole for the treatment of CDI, we or they may not be able to renew such conditional approval.

Even if we obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation, including the requirement to implement a risk evaluation and mitigation strategy or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We and our collaborators must also comply with requirements concerning advertising and promotion for any of our product candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, neither we nor our collaborators will be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers’ facilities are required to ensure that quality control and manufacturing procedures conform to cGMP, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We and our contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMP.

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

If a drug is intended for the treatment of a serious or life threatening condition and the drug demonstrates the potential to address unmet medical need for this condition, the drug sponsor may apply for FDA fast track designation. The FDA has granted fast track designation for ezutromid and ridinilazole. However, a fast track designation does not ensure that either ezutromid or ridinilazole will receive marketing approval or that approval will be granted within any particular timeframe. We may also seek fast track designation for other future product candidates. Even if the FDA grants fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. In addition, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.

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

Although the FDA has designated ezutromid for the treatment of DMD as a rare pediatric disease, that designation will not expedite approval of ezutromid nor will it ensure that we receive a Priority Review Voucher if ezutromid is approved by the FDA for the treatment of DMD.

Under the Rare Pediatric Disease Priority Review Voucher program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” may qualify for a voucher, which can be redeemed to receive a priority review of a subsequent marketing application for a different product. The Priority Review Voucher is requested at the time of the marketing application and awarded upon approval of the product. The voucher may only be used once, but may be sold or transferred an unlimited number of times.

In September 2016, the FDA notified us that we obtained rare pediatric disease designation for ezutromid for the treatment of DMD. The FDA’s rare pediatric disease designation gives us the potential to receive a Priority Review Voucher if ezutromid receives regulatory approval. Under the 21st Century Cures Act, the Rare Pediatric Disease Priority Review Voucher program was reauthorized until 2020. However, if a drug is designated before October 1, 2020, it is eligibile to receive a voucher if approved before October 2022. As a result, unless the program is futher extended, we will not receive a Priority Review Voucher if ezutromid is approved after October 2022. Moreover, even if we do receive a voucher, it may not be used to secure priority review of ezutromid for the treatment of DMD since it would only be issued upon approval of that product.

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

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the ACA. Among the provisions of the ACA of potential importance to our business are the following:

•	an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expansion of healthcare fraud and abuse laws, including the civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	a new Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs; and

•	established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions to Medicare payments to providers of up to 2% per fiscal year that started in 2013 and, due to subsequent legislation, will continue until 2025. In addition, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Moreover, the Medicare Access and CHIP Reauthorization Act of 2015, among other things, introduced the Quality Payment Program under which Medicare physicians will be required to either participate in an Advanced Alternative Payment Model, or AAPM, and assume some risk for patient outcomes, or participate in the Merit-Based Incentive Payment System, or MIPS, which will provide an incentive compensation structure that will rate physicians in part based on cost of services. These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product and/or the level of reimbursement physicians receive for administering any approved product we might bring to market. Reductions in reimbursement levels may negatively impact the prices we receive or the frequency with which our products are prescribed or administered. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.

In addition, with the new Administration and Congress, there will likely be additional legislative changes, including repeal and replacement of certain provisions of the ACA. It remains to be seen, however, precisely what the new legislation will provide, when it will be enacted and what impact it will have on the availability of healthcare and containing or lowering the cost of healthcare. Such reforms could have an adverse effect on anticipated revenue from product candidates that we may successfully develop and for which we may obtain marketing approval and may affect our overall financial condition and ability to develop or commercialize product candidates. For example, the President and congressional leaders have expressed interest in repealing certain ACA provisions and replacing them with alternatives that may be less costly and provide state Medicaid programs and private health plans more flexibility. It is possible that these repeal and replacement initiatives, if enacted into law, could ultimately result in fewer individuals having health insurance coverage or in individuals having insurance coverage with less generous benefits. The scope of potential future legislation to repeal and replace ACA provisions is highly uncertain in many respects, and it is possible that some of the ACA provisions that generally are not favorable for the research-based pharmaceutical industry could also be repealed along with ACA coverage expansion provisions.

Moreover, legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the United States Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us and any collaborators to more stringent product labeling and post-marketing testing and other requirements.

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

We are highly dependent on the principal members of our executive and scientific teams, including Glyn Edwards, our Chief Executive Officer, Erik Ostrowski, our Chief Financial Officer, Dr. David Roblin, our Chief Operating Officer and President of Research and Development, Dr. Ralf Rosskamp, our Chief Medical Officer, Dr. Jonathon Tinsley, our Chief Scientific Officer, DMD, and Dr. Richard Vickers, our Chief Scientific Officer, Antimicrobials. Although we have formal employment agreements with each of our executive officers, these agreements do not prevent our executives from terminating their employment with us at any time. We do not maintain “key person” insurance on any of our executive officers. The unplanned loss of the services of any of these persons could materially impact the achievement of our research, development and commercialization objectives.

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

The market prices of our ADSs on the NASDAQ Global Market and of our ordinary shares on AIM may be volatile and fluctuate substantially. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders of our ADSs and ordinary shares may not be able to sell their ADSs or ordinary shares at or above the price at which they were purchased. The market price for the ADSs and ordinary shares may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials of ezutromid, ridinilazole and any other future product candidate that we develop;

•	results of clinical trials of product candidates of our competitors;

•	changes or developments in laws or regulations applicable to ezutromid and ridinilazole and any other future product candidates that we develop;

•	our entry into, and the success of, any collaboration agreements with third parties;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the biotechnology and pharmaceutical sectors;

•	general economic, industry and market conditions;

•	the trading volume of ADSs on the NASDAQ Global Market and of our ordinary shares on AIM; and

•	the other factors described in this “Risk Factors” section.

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.

Our ADSs are traded on the NASDAQ Global Market, and our ordinary shares are listed on AIM. The dual listing of our ordinary shares and the ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the maintenance of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on AIM. Although our ordinary shares are currently listed on AIM, we may decide at some point in the future to delist our ordinary shares from AIM, and our ordinary shareholders may approve such delisting. We cannot predict the effect such delisting of our ordinary shares on AIM would have on the market price of the ADSs on the NASDAQ Global Market.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Accordingly, our holders of ADSs and ordinary shares may not have the same protections afforded to shareholders of companies that are subject to these NASDAQ Stock Market requirements.

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

As a “foreign private issuer” we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under SEC rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on July 31, 2017.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company until January 31, 2021, or such earlier time that we are no longer an emerging growth company. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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

As a company with ADSs that are publicly traded in the United States, and particularly after we are no longer an “emerging growth company,” we have incurred and will continue to incur significant legal, accounting and other expenses that we did not previously incur prior to our listing on the NASDAQ Stock Market. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Stock Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

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

We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequences to U.S. holders.

Based on our estimated gross income, the average value of our gross assets and the nature of our business, taking into account the market price of the ADSs, we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our tax year ended January 31, 2017 and do not expect to be a PFIC during our tax year ending January 31, 2018. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes (1) in any taxable year in which at least 75% of its gross income is passive income or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income and (2) as to a given holder who was a holder in such year and regardless of such corporation’s income or asset composition in any subsequent taxable year unless, as to that holder, certain elections are made that can entail substantial tax costs to that holder. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which fluctuate and which may fluctuate considerably given that market prices of biotechnology companies have been especially volatile. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held the ADSs, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Item 10.E Taxation.”

U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management and the experts named in this Annual Report.

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

Under current U.K. law, a company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Accordingly, other than through the sale of the ADSs or our ordinary shares, holders of such securities are unlikely to receive a return in the foreseeable future.

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

As of March 15, 2017, our executive officers, directors and principal shareholders beneficially owned, in the aggregate, ordinary shares and ADSs representing approximately 42.37% of our outstanding share capital. As a result, if these shareholders were to choose to act together, they would be able to control or significantly influence all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other holders of ADSs and ordinary shares may desire.

In addition, and in accordance with the terms of our articles of association, our board maintains a classified board structure such that not all members of the board are elected at one time. All of our directors are subject to election by our shareholders at the first annual general meeting after their appointment to our board and to re-election by our shareholders at least once every three years thereafter. Because our board of directors is responsible for appointing the members of our management team, this structure may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors.

If equity research analysts stop publishing research or reports about our business or if they issue unfavorable commentary or downgrade the ADSs or our ordinary shares, the prices of the ADSs or our ordinary shares could decline.

The trading market for the ADSs and our ordinary shares relies in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of the ADSs or our ordinary shares could decline if one or more equity research analysts downgrades such securities or if analysts issue other unfavorable commentary about us or our business. In addition, if one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading prices and trading volumes of the ADS and our ordinary shares to decline.

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

Our management has broad discretion in the use of our cash and cash equivalents and could spend our cash in ways that do not improve our results of operations or enhance the value of the ADSs and ordinary shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the market price of the ADSs and ordinary shares to decline and delay the development of our product candidates.

Item 4: Information on the Company

A. History and Development of the Company

We were founded in 2003 and are a public limited company incorporated under the laws of England and Wales with the Registrar of Companies of England and Wales, United Kingdom. Our principal office, which we moved to in March 2017, is located at 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, OX14 4SB, and our telephone number is +(44) 1235 443 939. Our U.S. operations are conducted by our wholly owned subsidiary Summit Therapeutics Inc., a Delaware corporation. Our ordinary shares have traded on AIM, which is a sub-market of the London Stock Exchange, since October, 2004, under the symbol “SUMM” and our American Depositary Shares have traded on the NASDAQ Global Market since March 2015, under the symbol “SMMT.”

Our website address is www.summitplc.com. The information contained on, or that can be accessed from, our website does not form part of this Annual Report. Our agent for service of process in the United States is C T Corporation System, 111 Eighth Avenue, New York, New York 10011.

In the three-year period ended January 31, 2017, we have invested a total of £0.2 million in equipment and facilities.

B. Business

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. We are conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy, or DMD, and the infectious disease Clostridium difficile infection, or CDI.

Duchenne Muscular Dystrophy

Our lead DMD product candidate is ezutromid (formerly SMT C1100), an orally administered small molecule. We are conducting a Phase 2 clinical trial of ezutromid in patients with DMD. This trial is designed to evaluate the potential benefits of longer-term dosing of ezutromid by measuring a number of endpoints related to muscle health and muscle function, along with monitoring the safety and tolerability of long-term exposure to ezutromid. We refer to this Phase 2 clinical trial as PhaseOut DMD, a Phase 2 proof of concept clinical trial. We expect to report 24-week biopsy data in the first quarter of 2018 for all patients in PhaseOut DMD who provide a 24-week biopsy sample. At the same time, we also expect to announce 24-week MRI and functional data analysis from all patients in the trial. Our DMD program is based on utrophin modulation, an approach to treating DMD that is independent of the underlying mutations in the dystrophin gene that cause the disease. We are a leader in the field of utrophin modulation, an approach that we believe has the potential to address the entire population of DMD patients. Other DMD approaches, such as exon-skipping and suppression of nonsense mutations, only address subsets of this population. The U.S. Food and Drug Administration, or the FDA, has granted orphan drug designation to ezutromid for the treatment of DMD, and the European Medicines Agency, or the EMA, has designated ezutromid as an orphan medicinal product. The FDA has also granted fast track designation and rare pediatric disease designation to ezutromid. In recent public statements, the FDA has stated that it recognizes the unmet medical need for DMD treatments, the devastating nature of the disease for patients and their families and the urgency to make new treatments available.

In October 2016, we entered into an exclusive license and collaboration agreement with Sarepta Therapeutics, Inc., or Sarepta, pursuant to which we granted Sarepta an exclusive license to commercialize our utrophin modulator pipeline, including ezutromid, in the European Union, Iceland, Norway, Switzerland, Turkey and the Commonwealth of Independent States, with an option to expand its commercial rights to include specified countries in Central and South America. We have retained commercialization rights to our utrophin modulator pipeline in the rest of the world.

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

To date, we have conducted four Phase 1 clinical trials of ezutromid. We completed a Phase 1 clinical trial in healthy volunteers in 2012, a Phase 1b clinical trial in DMD patients in May 2014 and another Phase 1b clinical trial in DMD patients in September 2015. In addition, we completed a Phase 1 clinical trial that evaluated a new formulation of ezutromid, which we refer to as the “F6” formulation, in healthy volunteers and DMD patients in August 2016. The second Phase 1b clinical trial of ezutromid in DMD patients evaluated the impact of diet on plasma levels of the drug. We refer to this second Phase 1b trial as our Phase 1b modified diet trial. In all of our Phase 1 trials, ezutromid was generally well tolerated at all doses tested.

We are also currently pursuing a broad utrophin modulator technology program to develop future generation utrophin modulator product candidates. This development is being undertaken as part of a strategic alliance with research groups at the University of Oxford.

Clostridium difficile Infection

Our lead CDI product candidate is ridinilazole (formerly SMT19969), an orally administered small molecule antibiotic. We reported positive top-line results from a Phase 2 clinical trial of ridinilazole in November 2015. Ridinilazole is designed to selectively target Clostridium difficile bacteria without causing collateral damage to the gut flora and thereby reduce CDI recurrence rates, which is the key clinical issue in this disease. The FDA has designated ridinilazole as a qualified infectious disease product, or QIDP, and the FDA granted ridinilazole fast track status. In 2013, the Centers for Disease Control and Prevention of the U.S. Department of Health and Human Services, or CDC, highlighted CDI as one of three pathogens that pose an immediate public health threat and require urgent and aggressive action.

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

We completed a Phase 1 clinical trial of ridinilazole in healthy volunteers in 2013. In this Phase 1 clinical trial, ridinilazole was highly selective for total clostridia bacteria with minimal impact on the other gut flora of subjects, which was consistent with the results of our preclinical studies of ridinilazole. In November 2015, we reported top-line results from our double blind, randomized, active controlled Phase 2 clinical trial that evaluated ridinilazole compared to the current standard of care, vancomycin, for the treatment of CDI. The Phase 2 clinical trial exceeded its primary endpoint of non-inferiority, with ridinilazole achieving statistical superiority over vancomycin in sustained clinical response, or SCR. The statistical superiority was driven by a large numerical reduction in recurrent disease compared with vancomycin. We subsequently reported that data from our Phase 2 clinical trial of ridinilazole showed ridinilazole to be highly preserving of the gut microbiome compared to patients who received vancomycin and experienced substantial damage to their gut microbiome that for many patients persisted during the 30-day post-treatment period. Ridinilazole was well tolerated at all doses tested in both Phase 1 and Phase 2 clinical trials. We are also conducting an exploratory open label, active controlled Phase 2 clinical trial evaluating ridinilazole compared to fidaxomicin. We have completed treating patients in this trial and expect to report top-line results in the second quarter of 2017.

In February 2017, following regulatory meetings with the FDA and EMA, we outlined our planned Phase 3 clinical development program for ridinilazole. We expect the program will consist of two Phase 3 clinical trials comparing ridinilazole to vancomycin with the primary endpoint in both trials being superiority in SCR. We plan to commence the Phase 3 clinical trials in the first half of 2018. We are currently exploring funding options for the Phase 3 clinical development program for ridinilazole, including third party collaboration or non-dilutive government or charitable organization funding. We hold exclusive worldwide commercialization rights for ridinilazole.

Our Product Development Pipeline

The following table summarizes our product development pipeline. We are also developing an earlier stage pipeline of future generation utrophin modulators for the treatment of DMD.

†	We have granted Sarepta an exclusive license to the commercial rights for our utrophin modulator pipeline, including ezutromid, in the European Union, Iceland, Norway, Switzerland, Turkey and the Commonwealth of Independent States, with an option to expand its commercial rights to include specified countries in Central and South America. We retain commercialization rights in the rest of the world.

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

We are focusing our resources and business efforts primarily on rapidly advancing the development of ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI. We believe that there is significant market potential for each of these product candidates. We also believe that the orphan drug and fast track designations of ezutromid and the QIDP and fast track designations of ridinilazole may expedite the regulatory review process for each of these product candidates and potentially provide market protection benefits. We are currently conducting our PhaseOut DMD clinical trial. This Phase 2 clinical trial is evaluating the benefits of longer-term dosing of ezutromid by measuring a number of endpoints related to muscle health and muscle function, including distribution of utrophin protein in muscle fibers and levels of muscle fiber regeneration from muscle biopsies, changes in muscle inflammation and fat infiltration through the use of magnetic resonance imaging, or MRI, the distance walked during the six minute walk test and the North Star Ambulatory Assessment, a multi-point test of motor functions. We expect to report 24-week biopsy data in the first quarter of 2018 for all patients in PhaseOut DMD who provide a 24-week biopsy sample. At the same time, we also expect to announce 24-week MRI and functional data analysis from all patients in the trial. We reported top-line data from our double blind, randomized, active controlled Phase 2 clinical trial that evaluated ridinilazole compared to vancomycin for the treatment of CDI in November 2015. The primary endpoint of the trial was exceeded with ridinilazole achieving statistical superiority over vancomycin in sustained clinical response, with this superiority being driven by a large numerical reduction in recurrent disease compared to vancomycin. We are undertaking activities required to advance ridinilazole into Phase 3 clinical trials and, as detailed below, are evaluating our options to maximize the commercial potential of ridinilazole.

Maintain and expand our leadership in the field of utrophin modulation.

We are developing ezutromid as the first of a new class of drugs called utrophin modulators. Utrophin modulation is an approach to treating DMD that is independent of the underlying dystrophin gene mutation. Our co-founder and scientific advisor, Professor Kay Davies at the University of Oxford, discovered utrophin and then developed the concept of utilizing utrophin modulation as a treatment potentially applicable to all DMD patients. Our DMD program was founded to develop and commercialize drugs for DMD using this approach to treatment. We plan to apply and enhance our existing knowledge, experience and proprietary rights to maintain and expand our leadership in the field of utrophin modulation. In addition to the PhaseOut DMD clinical trial for ezutromid, we are also currently pursuing, in collaboration with the University of Oxford, a broad utrophin modulator technology program consisting of novel, future generation, small molecule utrophin modulators with potential new utrophin-related mechanisms.

Collaborate with Sarepta on the global research, development and commercialization of our utrophin modulator pipeline.

We entered into an exclusive license and collaboration agreement with Sarepta in October 2016 pursuant to which we granted Sarepta the exclusive right to commercialize products in our utrophin modulator pipeline in the European Union, Iceland, Norway, Switzerland, Turkey and the Commonwealth of Independent States, which we refer to as the licensed territory. Such products include ezutromid and our future generation of small molecule utrophin modulators, which we refer to collectively as the licensed products. We have agreed to collaborate with Sarepta on the research and development of the licensed products under a joint, global development plan through a joint steering committee. Sarepta has the final decision making authority with respect to commercialization decisions of the licensed products in the licensed territories. We are working with Sarepta to implement the global development plan and fulfill our respective contractual obligations under the terms of the license and collaboration agreement that includes research and development activities, sharing of global research and development costs beginning in 2018, manufacture and supply of licensed product material, intellectual property, and commercialization activities.

Commercialize ezutromid for DMD in the United States with our own specialty commercial team.

We hold exclusive commercialization rights for ezutromid for all indications in the United States. If ezutromid receives marketing approval, we intend to commercialize it initially in the United States with our own focused, specialized sales force that we plan to establish. We believe that medical specialists treating DMD are sufficiently concentrated that we will be able to effectively promote ezutromid with a targeted sales team in the United States and potentially other territories. We also believe that our relationships with patient advocacy groups will strengthen our ability to market ezutromid. We also plan to evaluate the potential for utilizing collaboration, distribution and other marketing arrangements with third parties to commercialize ezutromid in the jurisdictions where we retain commercial rights.

Maximize the commercial potential of ridinilazole.

We hold exclusive worldwide commercialization rights for ridinilazole for all indications. We are evaluating our options to maximize the commercial opportunity for ridinilazole. We may seek third-party collaborators for the development and commercialization of ridinilazole or potentially retain commercialization rights for ourselves. We are also exploring funding options from government entities and philanthropic, non-government and not for profit organizations. In this evaluation, we are considering factors such as the anticipated development costs required to achieve marketing approval, the sales and marketing resources required in each territory in which we receive approval, the relative size of the market opportunity in such territory, the particular expertise of the third party and the proposed financial terms of any arrangement with third party collaborators, government entities or philanthropic, non-government or not for profit organizations.

Seek additional governmental and other third party grants and support.

We have obtained development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. For example, we have received grant funding and clinical trial support from Innovate UK and several DMD organizations, including groups based in the United States, such as the Muscular Dystrophy Association, Parent Project Muscular Dystrophy, Charley’s Fund, Cure Duchenne, Foundation to Eradicate Duchenne and the Nash Avery Foundation, and groups based in the United Kingdom, such as Joining Jack. The Wellcome Trust Limited provided funding for ridinilazole up until the completion of our Phase 2 proof of concept clinical trial. We plan to continue to encourage these types of organizations to provide additional funding and support for our development programs.

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

Based on prevalence data published in November 2016 by Orphanet, a publicly available reference portal for information on rare diseases and orphan drugs, we estimate that there are approximately 50,000 DMD patients in the developed world and 250,000 DMD patients globally. According to an article published in 2013 in the peer reviewed journal Muscle & Nerve, approximately one in every 5,000 males is born with DMD. All ethnic groups are generally susceptible to DMD at approximately the same rates. Approximately two-thirds of DMD cases are due to inherited mutations, with the remainder being the result of spontaneous mutations in the dystrophin gene in patients with no familial history of the disease.

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

There are different approaches in development for the treatment of DMD, some of which seek to alter the progression of the disease by targeting the underlying genetic cause and others that seek to provide symptomatic relief. One disease modifying treatment for DMD is based on a scientific approach known as exon-skipping. Exons are organic molecules known as nucleotides within the DNA strand that the cellular machinery translates to make truncated but functional protein. In a sub-population of DMD patients, synthesis of the dystrophin protein is disrupted because of mutations that may be due, among other factors, to deleted exons. Exon-skipping technology seeks to allow the production of a truncated but still functional dystrophin protein. According to an article published in 2009 in the peer reviewed journal Human Mutation, skipping of the ten most common exons would treat in aggregate approximately 41% of all DMD patients. There is currently one approved exon-skipping treatment in the United States, called eteplirsen (Exondys 51™), which is being developed and commercialized by Sarepta. Eteplirsen received accelerated approval from the FDA in September 2016, and based on the size of the DMD population described in the aforementioned article in Human Mutation, it has the potential to treat approximately 13% of patients with DMD. We believe that there are additional exon-skipping therapies currently in clinical development to address three additional exons and that these, in aggregate with eteplirsen, would treat less than one-third of all DMD patients. Another approach that seeks to alter the progression of the disease involves targeting the specific genetic mutations known as nonsense mutations. Nonsense mutations create a premature stop signal in the translation of the genetic code and prevent the production of functional dystrophin protein. There is currently one approved nonsense mutation treatment in Europe, called ataluren (Translarna™), which is being developed and commercialized by PTC Therapeutics Inc. Ataluren received conditional approval from the EMA in May 2014. DMD caused by nonsense mutations affects approximately 13% of all DMD patients. One other potential disease modifying treatment approach in development is gene therapy, which has the potential to address the genetic cause of DMD by using an adeno-associated virus to deliver a shortened, yet functional, version of the dystrophin gene to a DMD patient. A number of other treatments being developed seek to alleviate the symptoms of DMD. These include promotion of muscle tissue growth based on myostatin inhibition, anti-inflammatory and anti-fibrotic drugs and treatments to improve cardiac and respiratory function.

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

Role of Dystrophin in Mature Muscle

Each muscle in the body is made up of bundles of thousands of muscle fibers. Dystrophin and a group of different proteins that bind to dystrophin, which are called the Dystrophin Associated Protein Complex, or DAPC, are located at specific sites along the entire length of the muscle cell membrane, referred to as the sarcolemma, of every muscle fiber. Dystrophin works by linking the actin cytoskeleton, which is a part of the muscle fiber’s contractile apparatus, to the DAPC in the sarcolemma. The DAPC, in turn, links the sarcolemma to the extracellular matrix, which binds the bundles of muscle fibers together. This link serves as a molecular shock absorber that helps to maintain stability and elasticity of muscle fibers during contraction and relaxation. In the absence of dystrophin, this linkage is lost and muscles become damaged, which leads to continual destructive rounds of muscle degeneration and regeneration and ultimately to progressive muscle wasting. The figure below depicts the DAPC and illustrates the role of dystrophin (or utrophin) and the other proteins that make up this complex.

The Role of Dystrophin or Utrophin in the Associated Protein Complex

Role of Utrophin in Developing Muscle

In both DMD patients and healthy individuals, utrophin and the proteins that comprise the DAPC are highly localized at specific sites along the length of muscle fibers during fetal development. Utrophin production is then down regulated, or switched off, in the late stages of gestation. In the normal muscle fiber of healthy individuals, the production of dystrophin begins to replace utrophin at these sites in the maturing muscle fiber, eventually fully replacing utrophin. In the muscle fiber of DMD patients, who are unable to produce functional dystrophin to substitute for the down regulating utrophin, these sites in the muscle fiber become unoccupied, which leads to muscle degeneration as muscles mature.

Role of Utrophin in Regenerating Muscle

In both DMD patients and healthy individuals, utrophin is localized to the neuromuscular junctions, which connect nerve fibers and muscles, and myotendinous junctions, which connect tendons and muscles. The other major role of utrophin in muscle fibers is to stabilize newly regenerating muscle fibers as part of the natural repair process. After a muscle fiber is damaged, utrophin production switches on as needed to repair the damaged region and then switches off following successful repair.

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

To date, we have conducted four Phase 1 clinical trials of ezutromid. We completed a Phase 1 clinical trial of ezutromid in healthy volunteers in 2012, a Phase 1b clinical trial of ezutromid in DMD patients in May 2014 and another Phase 1b clinical trial of ezutromid in DMD patients in September 2015. In addition, we completed a Phase 1 clinical trial evaluating a new formulation of ezutromid, which we refer to as the “F6” formulation, in healthy volunteers and DMD patients in August 2016. The second Phase 1b clinical trial of ezutromid in DMD patients evaluated the current clinical formulation of ezutromid, which we refer to as the “F3” formulation, and the impact of diet on plasma levels of the drug. We refer to this second Phase 1b trial as our Phase 1b modified diet trial. Our Phase 1b modified diet trial met its primary objective with patients achieving plasma levels of ezutromid that may be sufficient to modulate the production of utrophin protein and possibly result in clinical benefit while following specific dietary guidance. In our Phase 1 clinical trial evaluating the F6 formulation of ezutromid, the evaluable patients who received the highest dose achieved an over six-fold increase in the average maximum plasma concentration level compared to the F3 formulation of ezutromid.

In all four Phase 1 clinical trials, ezutromid was generally well tolerated at all doses tested. One patient in the Phase 1 clinical trial of the F6 formulation of ezutromid exhibited changes in liver parameters and withdrew from the trial, despite showing no clinical symptoms. The findings were classified as a serious adverse event. No other serious adverse events reported in our Phase 1 clinical trials of ezutromid.

We are conducting a Phase 2 clinical trial of ezutromid, which we refer to as PhaseOut DMD, in patients with DMD at trial sites in the United Kingdom and the United States. The PhaseOut DMD trial is evaluating the benefits of longer-term dosing of the F3 and F6 formulations of ezutromid by measuring a number of endpoints related to muscle health and muscle function, including distribution of utrophin protein in muscle fibers and levels of muscle fiber regeneration from muscle biopsies, changes in muscle inflammation and fat infiltration through the use of MRI, distance walked during a six minute walk test and the North Star Ambulatory Assessment. Based on our current estimates, we expect to complete enrollment for PhaseOut DMD in the second quarter of 2017, and we expect to report 24-week biopsy data in the first quarter of 2018 for all patients in PhaseOut DMD who provide a 24-week biopsy sample. At the same time, we also expect to announce 24-week MRI and functional data analysis from all patients in the trial.

We believe that the F3 and F6 formulations will be appropriate for administration to DMD patients, especially children.

The FDA has granted orphan drug designation to ezutromid for the treatment of DMD, and the EMA has designated ezutromid as an orphan medicinal product. In the United States, if a product with orphan designation receives FDA approval, the FDA will not approve a later product for the same indication that uses the same active ingredient for seven years, unless the later product is shown to be clinically superior. In the European Union, if an orphan medicinal product receives EMA approval, the EMA will not approve a later product for the same therapeutic indication and with the same method of action for ten years after the orphan medicinal product receives EMA approval, subject to certain exceptions, including if the later product demonstrates clinical superiority. The FDA has also granted ezutromid fast track designation and rare pediatric disease designation. Fast track designation provides companies with advantages such as opportunities for more frequent interactions with the FDA during all aspects of development, submission of a new drug application, or NDA, on a rolling basis, and eligibility for accelerated approval and priority review. With rare pediatric disease designation we could qualify for a priority review voucher upon the approval of ezutromid, which could be used for a subsequent marketing application or sold or transferred an unlimited number of times (although only used once).

Collaboration with Sarepta

In October 2016, we entered into an exclusive license and collaboration agreement with Sarepta. Under the terms of the agreement, we granted Sarepta the exclusive right to commercialize products in our utrophin modulator pipeline in the European Union, Switzerland, Norway, Iceland, Turkey and the Commonwealth of Independent States, which we refer to as the licensed territory. Such products include ezutromid and our pipeline of future generation small molecule utrophin modulators, which we refer to as the licensed products. We also granted Sarepta an option to expand the licensed territory to include specified countries in Central and South America. We retained commercialization rights in the rest of the world.

Under the terms of the license and collaboration agreement, we received an upfront payment of $40.0 million from Sarepta. In addition, we will be eligible to receive future ezutromid-related development, regulatory and sales milestone payments totaling up to $522.0 million. This includes a $22.0 million milestone, payable on or after April 1, 2017, following the first dosing of the last patient in our PhaseOut DMD clinical trial. We will also be eligible to receive development and sales milestone payments related to potential second generation and future generation utrophin modulator candidate(s). We are also eligible to receive escalating royalties ranging from a low to high teens percentage of net sales on a product-by-product basis in the licensed territories. If Sarepta elects to exercise its option for rights in specified countries in Central and South America, we would be entitled to additional fees, milestones and royalties.

We have agreed to collaborate with Sarepta on the research and development of licensed products under a joint, global development plan. Under the license and collaboration agreement, we will be solely responsible for all research and development costs for the licensed products until December 31, 2017. Thereafter, we will be responsible for 55.0% of all global budgeted research and development costs related to the licensed products, and Sarepta will be responsible for 45.0% of such costs. Sarepta has final decision making authority with respect to commercialization decisions of the licensed products in the licensed territories. Sarepta will be solely responsible for all commercialization activities and associated costs, relating to licensed products in the licensed territories.

Ezutromid Clinical Development

To date we have completed four Phase 1 clinical trials of ezutromid, which are summarized in the table below. The design and results of each clinical trial are discussed in more detail further below.

Trial	Description	Duration of Treatment	Total No. of Patients	No. of Patients Treated with Ezutromid
Phase 1 healthy volunteer trial (Trial 01)	Double blind, placebo controlled, ascending single and multiple oral dose trial	10 days	49	36

Phase 1b DMD patient trial (Trial 02)	Open label, ascending single and multiple oral dose trial	10 days	12	12

Phase 1b modified diet trial (Trial 03)	Double blind, randomized, placebo controlled multiple oral dose trial with dietary guidance	14 days	12	12

Phase 1 healthy volunteer and DMD patient trial (Trial 04)	Open label, ascending multiple oral dose trial with dietary guidance evaluating new F6 formulation of ezutromid	5 days (healthy volunteers) and 7 days (DMD patients)	24 (16 healthy volunteers, 8 DMD patients)	24 (16 healthy volunteers, 8 DMD patients)

Phase 1 Clinical Trial in Healthy Volunteers (Trial 01)

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

Initial Phase 1b Clinical Trial in DMD Patients (Trial 02)

In May 2014, we completed an open label, ascending single and multiple oral dose Phase 1b clinical trial of ezutromid in patients with DMD. We believe this clinical trial was the first time a utrophin modulator drug had been administered to DMD patients. We conducted this clinical trial at four sites in the United Kingdom under approval from the MHRA and the Ethics Review Committee. We enrolled 12 boys with DMD who were between five and 11 years of age.

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

•	Patients Experienced a Reduction in CK and Other Enzyme Markers of Muscle Damage. We observed a reduction compared to baseline in the enzymes CK, aspartate aminotransferase, or AST, and alanine aminotransferase, or ALT, in over 90% of the patients in the clinical trial during dosing with ezutromid. Other liver associated enzymes, gamma glutamyl transferase, alkaline phosphatase and albumin, showed no meaningful change from baseline over the same dosing period. The levels of CK, ALT and AST are typically low in healthy people. In DMD patients, however, damage to muscle fibers leads to the release of these enzymes from the muscle and accumulation in the blood. The mean reductions in CK, ALT and AST were statistically significant as compared to the baseline pre-dose levels (p <0.05). We determine statistical significance based on a widely used, conventional statistical method that establishes the p-value of clinical results. Typically, a p-value of 0.05 or less represents statistical significance. Following the end of dosing, the levels of these enzymes increased toward pre-dose levels. In addition, the reduction in CK was consistent with the results of a preclinical in vivo study that we conducted in the mdx mouse model, described in more detail below, in which we observed a reduction in CK following single daily dosing of ezutromid. We did not observe a correlation between the dose level of ezutromid administered and the degree of change in the levels of these enzymes. Although this was not a placebo controlled study and there may be other factors that influenced the results, we believed at the time that the lower levels of CK, AST and ALT compared to baseline potentially indicated a reduction in muscle damage and may have been evidence of ezutromid activity. We consequently further evaluated this observed reduction in the enzyme markers of muscle damage in our subsequent Phase 1b modified diet trial. The results of the Phase 1b modified diet trial are described below.

Phase 1b Modified Diet Clinical Trial (Trial 03)

In August and September 2015, we reported results from our Phase 1b modified diet trial of ezutromid in patients with DMD. This trial evaluated the formulation of ezutromid, which we refer to as the “F3” formulation, and which was derived from the earlier clinical formulations of ezutromid that were evaluated in Trial 01 and Trial 02. We conducted this clinical trial at four sites in the United Kingdom under approval from the MHRA and the Ethics Review Committee. We enrolled a total of 12 boys with DMD who were between five and thirteen years of age.

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

•	Higher Plasma Levels of Ezutromid were Observed on Day 14 Compared to Day 1 in the Majority of Patients. In this trial, seven of the 12 patients had higher plasma levels when measuring plasma levels over time and calculating the area under the curve, or AUC, on day 14 compared to day 1. This accumulation of drug had not been observed in our previous Phase 1 clinical trial conducted in healthy volunteers or our initial Phase 1b clinical trial conducted in patients with DMD. We expect to evaluate the impact of longer-term dosing of ezutromid on plasma exposure in future clinical trials, including in our Phase 2 PhaseOut DMD clinical trial.

•	Treatment with Ezutromid did not Alter CK Levels, an Enzyme Biomarker of Muscle Damage, Compared to Placebo. We did not observe a change in the levels of the enzyme CK compared to baseline when patients were treated with 1,250 mg or 2,500 mg of ezutromid twice a day for 14 days compared to placebo. In our initial Phase 1b clinical trial, in which there was no placebo control, we observed a statistically significant reduction in CK levels compared to baseline when dosing patients with ezutromid. We believe that the results from our Phase 1b modified diet trial indicate that the reduction in CK levels we observed previously is likely not related to treatment with ezutromid. We plan to evaluate CK levels, as well as additional biomarkers, over a longer duration of exposure to ezutromid in future clinical trials.

•	Ezutromid was Well Tolerated. Ezutromid was well tolerated at all doses tested in this clinical trial, with no serious adverse events reported. All reported adverse events were mild in severity and resolved prior to completion of the study. The most common adverse event was pale stools and this was reported by patients in the placebo group and each of the ezutromid treatment groups. In the opinion of the trial investigator, there were no clinically meaningful changes in physical examination, vital signs and hematology or biochemistry parameters in any of the patients. We also did not observe any issues with patient compliance.

Phase 1 Clinical Trial of Potential New Formulation of Ezutromid (Trial 04)

In August 2016, we reported top-line results from an open label, Phase 1 clinical trial of two new formulations of ezutromid. We conducted the trial at six sites in the United Kingdom under approval from the MHRA and the Ethics Review Committee.

The primary objective of the Phase 1 clinical trial was to determine the pharmacokinetics of multiple oral doses of the new formulations of ezutromid. The trial protocol included a number of secondary objectives, including evaluation of the safety and tolerability of single and multiple oral doses of the two formulations of ezutromid; to explore the effect of food to a fasting condition on the pharmacokinetics of ezutromid in healthy volunteers; and the daily variability in the steady state pharmacokinetics of ezutromid. The Phase 1 trial was divided into two parts. Part A evaluated two new formulations in healthy volunteers and Part B evaluated one of the two new formulations tested in Part A based upon the plasma concentration profile data and safety results. All doses were administered orally.

Part A

We enrolled a total of 16 healthy male volunteers between 18 to 55 years of age. There were two treatment periods each lasting five days: treatment period one evaluated one new formulation of ezutromid which we refer to as “F5” formulation, and treatment period two evaluated a different new formulation of ezutromid which we refer to as “F6” formulation.

In treatment period one, eight healthy male volunteers were administered the F5 formulation as follows:

•	A twice daily dose of 3,000 mg on days one to three in a fed state;

•	A twice daily dose of 6,000 mg on day four in a fed state;

•	A single dose of 6,000 mg in the morning on day five in a fasted state; and

•	A single dose of 6,000 mg in the evening on day five in a fed state.

In treatment period two, eight healthy male volunteers were administered the F6 formulation as follows:

•	A twice daily dose of 2,000 mg on days one to three in a fed state;

•	A twice daily dose of 4,000 mg on day four in a fed state;

•	A single dose of 4,000 mg in the morning on day five in a fasted state; and

•	A single dose of 4,000 mg in the evening on day five in a fed state.

The morning and evening doses were separated by approximately ten to twelve hours.

Based on the plasma concentration levels achived in healthy subjects and the safety data from Part A of the trial, the F6 formulation of ezutromid was selected for further evaluation in patients with DMD in Part B of the trial.

Part B

We enrolled a total of eight patients with DMD aged between 5 and 9 years of age and treated them with the F6 formulation of ezutromid that had been tested in Part A of the clinical trial. Patients received three ascending doses over three treatment periods:

•	250 mg twice a day for seven days;

•	500 mg twice a day for seven days; and

•	1,000 mg twice a day for seven days.

There was a wash out period of a minimum of seven days between treatment periods. Patients followed the same specific dietary guidance as we used in our Phase 1b modified diet clinical trial.

Analysis of trial results

We observed the following results from our Phase 1 clinical trial evaluating the new formulations of ezutromid:

•	Healthy Volunteers Demonstrated Increased Plasma Levels With the F6 Formulation of Ezutromid. In healthy volunteers, the F6 formulation of ezutromid achieved an over ten-fold increase in plasma levels compared to the F3 formulation of ezutromid. This formulation was selected to progress into Part B of the trial and undergo evaluation in patients with DMD.

•	DMD Patients Demonstrated Increased Plasma Levels of Ezutromid with F6 Formulation. At the 1,000 mg twice a day dose of the F6 formulation of ezutromid, the five evaluable patients achieved an average maximum plasma concentration of 390 ng/mL on day 7, the final day of dosing. By comparison, in our Phase 1b modified diet trial, a twice daily dose of 2,500 mg of the F3 formulation of ezutromid achieved an average maximum plasma concentration of 63 ng/mL on day 14, the final day of dosing. We believe both the F6 and F3 formulations of ezutromid will be able to modulate utrophin. However, we anticipate that only one of these formulations will be chosen to move forward in clinical development, based on the safety and efficacy data from PhaseOut DMD.

•	Ezutromid was Generally Well Tolerated. Ezutromid was generally well tolerated at all doses tested in both the healthy volunteers and DMD patients, except for one DMD patient who exhibited changes in liver parameters and withdrew from the trial, despite showing no clinical symptoms. The finding was classified as a serious adverse event.

We plan to publish full results from our Phase 1 clinical trial evaluating new formulations of ezutromid in peer reviewed literature.

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

Ongoing Phase 2 ‘PhaseOut DMD’ Clinical Trial

We are conducting PhaseOut DMD, an open-label trial into which we plan to enroll approximately 40 ambulatory boys between their fifth and tenth birthday inclusive who have a genetically confirmed diagnosis of DMD. The enrolled patients must be on stable doses of corticosteroids for a minimum of six months. We began conducting the trial at sites in the United Kingdom after receiving approval from the MHRA in January 2016 and in the United States after our investigational new drug application was cleared by the FDA in April 2016. We commenced enrollment at trial sites in the United Kingdom in June 2016 and at trial sites in the United States in November 2016. Based on our current estimates, we expect to complete enrollment for PhaseOut DMD in the second quarter of 2017. We have also submitted an amendment to the PhaseOut DMD clinical trial protocol to the MHRA, UK Ethics Committee and the FDA to allow the trial to be extended beyond the intial 48 weeks of dosing and to include a new safety arm.

In PhaseOut DMD, approximately 30 patients will receive the F3 formulation of ezutromid at a dose level of 2,500 mg twice daily via oral administration, and approximately ten patients will receive the F6 formulation of ezutromid at a dose level of 1,000 mg twice daily via oral administration. All patients will receive dietary guidance, consistent with that provided in our Phase 1b modified diet trial, to ensure they are receiving balanced proportions of fat, proteins and carbohydrates. At the time of dosing, patients will consume whole milk and will have also recently eaten either breakfast or an evening meal, depending on the time of day. The trial protocol specifies that there should be a gap of between eight to twelve hours between the breakfast and evening meal doses.

We have designed the PhaseOut DMD trial to evaluate the activity and safety of ezutromid and utrophin modulation and it will consist of the following four parts:

•	Screening and Baseline Stage: A screening and baseline phase lasts up to 28 days for each patient. During this time, we take a number of baseline measurements. These include MRI analysis of upper leg muscle, a baseline muscle biopsy, blood samples for pharmacokinetic and enzyme biomarker measurements, and baseline measurements for functional tests, including the six minute walk test and the North Star Ambulatory Assessment.

•	Treatment Stage: The treatment phase for each patient lasts a total of 48 weeks. During the treatment stage, an MRI analysis will be conducted at 12, 24, 36 and 48 weeks of treatment. Blood samples for pharmacokinetic and enzyme biomarker analysis will be taken at 4, 8, 12, 24, 36 and 48 weeks of treatment. In addition, a portion of the patients will have a second muscle biopsy taken at week 24, with the remaining patients having their second biopsy at week 48. Functional tests will be performed at 12, 24, 36 and 48 weeks of treatment.

•	Safety and Tolerability Follow-up Stage: Each patient in the trial will have a 30-day safety and tolerability follow up. For trial patients who do not enroll in the extension phase, the safety and tolerability follow-up will occur after the 48 week treatment phase. Patients enrolling in the extension phase are expected to have a 30-day safety and tolerability follow-up following completion of the extension phase.

•	Trial Extension Phase: We have also submitted an amendment to the clinical trial protocol to the MHRA, UK Ethics Committee and the FDA to allow all patients in the trial to continue to be dosed with a similar assessment regimen of ezutromid. Subject to our receipt of regulatory approval for the extension, we expect that the extension phase will last until ezutromid either receives marketing approval in the relevant country or its development is discontinued. This extension phase will allow us to monitor safety and efficacy data related to longer-term dosing of the F3 and F6 formulations of ezutromid. The decision to submit the protocol amendment was made following a review of the safety and tolerability data from PhaseOut DMD by an independent data monitoring committee.

•	Safety Arm: The amended protocol we submitted to the regulatory authorities and ethics committee to extend the trial also provides for the enrollment into PhaseOut DMD of patients who participated in prior clinical trials of ezutromid but who did not meet the inclusion criteria for PhaseOut DMD. All safety, tolerability and functional data from this arm of the trial will be distinct from analyses of the efficacy portion of PhaseOut DMD.

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

We believe that these objectives collectively will enable us to better understand the potential benefits of long-term dosing with the F3 and F6 formulations of ezutromid on the progression of DMD in a pediatric population. We will also seek to understand if there are any potential relationships between changes in MRI, utrophin expression, muscle fiber regeneration and other assessments of muscle function. This trial will be the longest period of time that ezutromid has been dosed in patients and will increase the amount of safety and tolerability data for ezutromid.

We expect to report 24-week biopsy data in the first quarter of 2018 for all patients in PhaseOut DMD who provide a 24-week biopsy sample. We expect this group will consist of approximately 20 patients dosed with either the F3 formulation or F6 formulation of ezutromid. We plan to report this full 24-week biopsy data instead of reporting an earlier interim biopsy analysis on the first group of patients enrolled in the trial, which we previously expected to announce in the second quarter or third quarter of 2017. We believe this revised approach will allow us to report more complete efficacy and safety data from PhaseOut DMD by evaluating a larger number of patients. We plan to analyze all 24-week biopsy data once all the samples have been taken. In addition, at the same time we expect to announce the 24-week biopsy data, we also expect to announce 24-week MRI and functional data analysis from all patients in the trial.

If we receive positive interim data from PhaseOut DMD, we plan to initiate a randomized, placebo controlled clinical trial of ezutromid. We anticipate that this trial will be designed with the potential to support accelerated regulatory approval in the United States and conditional approval in the European Union. We expect to provide an update on timing for the start of this randomized, placebo controlled clinical trial following the release of the 24-week interim dataset from PhaseOut DMD. In addition, a separate confirmatory clinical trial designed to support full regulatory approvals of ezutromid in major territories is also expected to be conducted.

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

Our Pipeline of Future Generation Utrophin Modulators

We plan to apply and enhance our existing knowledge, experience and proprietary rights to maintain and expand our leadership in the field of utrophin modulation. Our co-founder and scientific advisor, Professor Kay Davies at the University of Oxford, discovered utrophin and then developed the concept of utilizing utrophin modulation as a treatment potentially applicable to all DMD patients. Our DMD program was founded to develop and commercialize drugs to treat DMD using this approach. Our intellectual property estate for ezutromid for the treatment of DMD includes composition of matter patents granted in major territories, including the United States and Europe. We plan to apply and enhance our existing knowledge, experience and proprietary rights to maintain and expand our leadership in the field of utrophin modulation. In addition to the F3 and F6 formulations of ezutromid, we are currently pursuing novel, future generation utrophin modulators, some of which may have potential new utrophin-related mechanisms, that we are developing in collaboration with the University of Oxford.

We were previously pursuing internally developed second generation utrophin modulators that are structurally related to ezutromid, but designed to include improved pharmacokinetic properties and achieve higher plasma levels of drug at lower doses. However, in September 2016, we announced that the development of our second generation utrophin modulators would be placed on hold due to the substantial increase in ezutromid plasma levels achieved with the F6 formulation of ezutromid in our recently completed Phase 1 trial. We are now focusing on advancing the F3 and F6 formulations of ezutromid and our preclinical future generation utrophin modulators.

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

Biomarker Program

We believe that the development of new biomarkers could play an important role in furthering our understanding of the potential benefits of utrophin modulators in treating DMD. A biomarker is a measurable biological or chemical change that is believed to be associated with the severity or presence of a disease or other physiological state of an organism. We expect our biomarkers will be related to the mechanism of utrophin modulation and will examine other aspects of muscle health, including inflammation and muscle fiber regeneration. Our biomarker program includes the following:

•	quantifying numbers of utrophin positive fibers and distribution of utrophin protein in each fiber from muscle biopsies using immunohistochemistry;

•	evaluating muscle biopsies to quantify numbers of regenerating fibers; and

•	developing other serum biomarkers that will quantify muscle damage.

We are collaborating with the specialist biomarker development company Flagship Biosciences Inc., or Flagship, on the development of automated, digital analysis tools to allow for the precise and reproducible measurement of utrophin expression and levels of muscle fiber regeneration. We presented interim results from this research at the 21st International Congress of the World Muscle Society in October 2016. We believe that the development of these tools will have an important role in helping to further our understanding of the potential benefits of utrophin modulator therapies, including ezutromid, and we expect to use these tools in analyzing the muscle biopsies in our PhaseOut DMD clinical trial. Our collaboration with Flagship builds on a manual quantification approach that we developed with research groups at the Institute of Child Health at University College London. Data from our collaboration was published in the peer reviewed literature in March 2016.

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

Current CDI Treatments

Existing treatment options for CDI are limited. The current standard of care for CDI is treatment with vancomycin or off label use of metronidazole, both of which are broad spectrum antibiotics. Although these antibiotics reduce levels of C. difficile, both also cause significant collateral damage to the gut flora as a result of their broad spectrum of activity. This collateral damage to the gut flora leaves patients vulnerable to recurrent CDI. A review published in 2012 in the peer reviewed journal International Journal of Antimicrobial Agents reported recurrence rates of 24.0% for vancomycin and 27.1% for metronidazole. Metronidazole is frequently used in mild or moderate cases of CDI and has been associated with a number of side effects. A narrower spectrum antibiotic fidaxomicin was approved in the United States and the European Union, but it has not been shown to be superior to vancomycin in the treatment of patients with the hypervirulent strain ribotype 027. In October 2016, the FDA approved bezolotoxumab, a monoclonal antibody for use in conjunction with an antibiotic in patients who have a high risk of disease recurrence. Bezolotoxumab binds to toxin B, one of the toxins produced by the C. difficile bacteria, to neutralize its effects.

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

In November 2015, we reported top-line results from our double blind, randomized, active controlled Phase 2 clinical trial that evaluated ridinilazole compared to the current standard of care, vancomycin, for the treatment of CDI. The Phase 2 clinical trial exceeded its primary endpoint of non-inferiority, with ridinilazole achieving statistical superiority over vancomycin in sustained clinical response, or SCR. The statistical superiority was driven by a large numerical reduction in recurrent disease compared with vancomycin. We subsequently reported that data from our Phase 2 clinical trial also showed ridinilazole to be highly preserving of the gut microbiome compared to patients who received vancomycin and experienced substantial damage to the gut microbiome which for many patients persisted during the 30-day post-treatment period. Ridinilazole was well tolerated at all doses tested in our completed Phase 1 and Phase 2 clinical trials. Activities to prepare ridinilazole for Phase 3 clinical trials continue, and we plan to commence these trials in the first half of 2018. We are currently exploring funding options for the Phase 3 clinical development program for ridinilazole and various options to maximize the value of ridinilazole, including potentially entering into a collaboration with a third party or securing meaningful non-dilutive funding from government entities and philanthropic, non-government and not for profit organizations.

In February 2015, we initiated an exploratory, open label, active controlled Phase 2 clinical trial evaluating ridinilazole compared to fidaxomicin for the treatment of CDI. Enrollment and dosing of patients is complete, and we expect to report top-line results from this clinical trial in the second quarter of 2017. We expect the results of this clinical trial will help to inform the commercial positioning of ridinilazole. The FDA has designated ridinilazole as a qualified infectious disease product, or QIDP. The QIDP incentives are provided through GAIN. The QIDP designation provides for priority review by the FDA, eligibility for “fast track” status and extension of statutory exclusivity periods in the United States for an additional five years upon FDA approval of the product for the treatment of CDI. The FDA granted fast track designation to ridinilazole in July 2015.

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

Part 2 of the clinical trial consisted of a multiple dose study. In Part 2, we evaluated a total of 16 subjects, who were divided into the following two cohorts:

•	eight subjects randomized for six subjects to receive 200 mg doses of ridinilazole twice per day for nine days with a single final dose on day ten and two subjects to receive placebo on the same dosing schedule; and

•	eight subjects randomized for six subjects to receive 500 mg doses of ridinilazole twice per day for nine days with a single final dose on day ten and two subjects to receive placebo on the same dosing schedule.

Analysis of Trial Results

We observed the following results in this clinical trial:

•	Ridinilazole was Well Tolerated. Ridinilazole was well tolerated at all doses tested in the clinical trial. The incidence of adverse events in the clinical trial was low for patients treated with ridinilazole and comparable to the incidence of adverse events for patients receiving placebo. The majority of the adverse events that were considered to be possibly related to ridinilazole were classified as gastrointestinal disorders and were mild in severity and resolved without intervention. One patient withdrew from the clinical trial after suffering from appendicitis on day one. The trial investigator determined this serious adverse event was unlikely to be related to treatment with ridinilazole.

•	Ridinilazole was Retained in the Gastrointestinal Tract. Ridinilazole was targeted to the gastrointestinal tract, which is the site where CDI occurs in the body. Systemic exposure was close to or below the level of detection in both fed and fasted subjects.

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

Phase 2 Clinical Trial in Patients with CDI

In November 2015, we reported top-line results from our randomized, double blind, active controlled, multicenter, Phase 2 clinical trial of ridinilazole in patients with CDI, and we presented additional data during 2016. We have referred to this as our Phase 2 proof of concept clinical trial and as “CoDIFy.”

We conducted this clinical trial at approximately 35 sites in the United States and Canada. The trial was conducted under an Investigational New Drug Application, or IND, that we submitted to the FDA in January 2014. We enrolled a total of 100 patients between 18 to 90 years of age. The trial randomized patients in a one-to-one ratio to receive either a 200 mg dose of ridinilazole administered twice per day for ten days or a 125 mg dose of vancomycin administered four times per day for ten days. Patients who received ridinilazole were also administered a placebo twice a day for ten days to ensure the trial remained blinded.

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

Analysis of Results

We observed the following results in our Phase 2 proof of concept trial:

•	Ridinilazole Demonstrated Statistical Superiority Over Vancomycin. Our Phase 2 proof of concept trial met its primary endpoint with ridinilazole achieving a SCR rate of 66.7% compared to 42.4% for vancomycin (non-inferiority margin of 15%, p=0.0004). This represented statistical superiority of ridinilazole over vancomycin using the pre-specified 90% confidence interval. The primary analysis was conducted on the modified intent-to-treat, or mITT, population (36 patients dosed with ridinilazole, 33 patients dosed with vancomycin) that comprised patients with CDI confirmed by the presence of free toxin in feces. The results of the mITT population were consistent with the intent-to-treat, or ITT, population (50 patients dosed with ridinilazole, 50 patients dosed with vancomycin) and the per protocol, or PP, population (31 patients dosed with ridinilazole, 25 patients dosed with vancomycin). We also observed a generally consistent trend to improved SCR with ridinilazole across subgroups at higher risk of recurrence, including the elderly, patients who were on concomitant antibiotics at the start of treatment and patients with a prior history of CDI.

•	Ridinilazole Demonstrated a Large Reduction in Rates of Recurrence Compared to Vancomycin. We observed that the statistical superiority in SCR with ridinilazole compared to vancomycin was driven by a large numerical reduction in rates of disease recurrence. Clinical cure rates at the end of ten days of treatment were similar, with ridinilazole achieving a rate of 77.8% compared to 69.7% for vancomycin, but ridinilazole achieved a recurrence rate of 14.3% compared to 34.8% for vancomycin during the 30-day post-treatment period.

•	Ridinialzole Preserved the Gut Microbiome. Stool samples were obtained from 82 patients enrolled in the Phase 2 clinical trial to evaluate the efficacy of ridinilazole compared to vancomycin. These samples were analyzed on study entry, day five and day ten of treatment, day 25 and day 40 post-entry and at the time of any recurrence for five specific bacterial groups associated with a healthy gut microbiome (Bacteroides, Prevotella, Enterbactericeae, C. coccoides and C. leptum) and also for total bacteria present. We observed that patients treated with vancomycin had a significant decrease (p<0.001) in four of the five bacterial groups (Bacteroides, Prevotella, C. coccoides and C. leptum) at day five and day ten, and a significant decrease in total bacteria. Patients treated with ridinilazole did not have a significant decrease in these specific bacterial groups nor the total bacteria. Moreover, we observed the initial evidence of recovery of these key bacterial groups in some patients treated with ridinilazole. We believe that these data provide evidence that ridinilazole is able to preserve a healthy gut microbiome during treatment for CDI and that the recovery of the key bacterial groups contributed to the large numerical reduction in disease recurrence we observed in the trial results.

•	Ridinilazole was Retained in the Gastrointestinal Tract. Ridinilazole was targeted to the gastrointestinal tract, which is the site where CDI occurs in the body. Systemic exposure was close to or below the level of detection in patients with CDI, with plasma concentrations very similar to those observed in our Phase 1 clinical trial in healthy volunteers.

•	Ridinilazole Reduced Biomarkers of Inflammation. We measured levels of two key markers of inflammation, calprotectin and lactoferrin, in feces collected from the 69 patients who comprised the mITT group. The samples analyzed were collected at the time of randomization (prior to initiation of treatment), at day five and at day ten. We observed that ridinilazole and vancomycin reduced concentrations of calprotectin and lactoferrin by similar levels when analyzing the results for all patients. We also observed that a subset of patients with severe CDI had a greater reduction in levels of calprotectin and lactoferrin when treated with ridinilazole compared to vancomycin. We believe these data indicate that ridinilazole is associated with a greater reduction in inflammatory markers compared to vancomycin in patients with severe CDI.

•	Ridinilazole was Well Tolerated. Ridinilazole was generally well tolerated. The overall rate of adverse events and serious adverse events reported in the ridinilazole and vancomycin treatment arms were comparable.

Ongoing Phase 2 Exploratory Clinical Trial of Ridinilazole Compared to Fidaxomicin

We have completed treatment in our randomized, open label, active controlled, multicenter Phase 2 clinical trial evaluating ridinilazole compared to fidaxomicin for the treatment of CDI. This clinical trial is designed to generate data comparing ridinilazole to fidaxomicin, a CDI antibiotic launched in 2011, and we expect the results of this clinical trial will help to inform the commercial positioning of ridinilazole. We conducted this clinical trial at sites in the United Kingdom, Europe and the United States, enrolling approximately 30 patients between 18 and 90 years of age. We randomized patients in a one-to-one ratio to receive either a 200 mg dose of ridinilazole administered twice per day for ten days or a 200 mg dose of fidaxomicin administered twice per day for ten days. We expect to report top line data from this clinical trial in the second quarter of 2017.

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

Phase 3 Clinical Trial Program

In February 2017, we outlined our plans for the Phase 3 development program of ridinilazole following an end of Phase 2 meeting with the FDA and a scientific advice process with the EMA. We expect to conduct two Phase 3 clinical trials evaluating ridinilazole compared to the standard of care antibiotic, vancomycin, with each trial expected to enroll approximately 700 patients with CDI. The primary endpoint of the Phase 3 clinical trials is expected to be superiority in SCR. Other planned endpoints include health economic outcome measures. The Phase 3 clinical trial designs are consistent with the successful proof of concept Phase 2 clinical trial of ridinilazole. Activities to prepare ridinilazole for Phase 3 clinical trials continue, and we plan to commence these trials in the first half of 2018. However, we do not expect to be able to complete these trials without significant additional capital. We are currently exploring funding options for the Phase 3 clinical development program for ridinilazole and various options to maximize the value of ridinilazole, including potentially entering into a collaboration with a third party or securing meaningful non-dilutive funding from government entities and philanthropic, non-government and not for profit organizations.

CDI Preclinical Data

In a range of preclinical studies, ridinilazole demonstrated an encouraging profile as a potential antibiotic for the treatment of initial CDI and reduction of CDI recurrence. The following is a summary of key observations from these studies:

•	Potency Against C. difficile. We screened ridinilazole in vitro against panels of C. Difficile clinical isolates from the United States and the United Kingdom. In these studies, ridinilazole displayed a potent bactericidal effect against all clinical isolates of C. difficile, including hypervirulent strains, such as ribotype 027. Ridinilazole was more potent than both vancomycin and metronidazole, and was either equally potent to, or more potent than, fidaxomicin. We have also tested ridinilazole against a panel of C. difficile clinical isolates that maximize the diversity of resistance to key classes of commonly used antibiotics. Ridinilazole did not display evidence of cross resistance with other classes of key antibiotics in common use.

•	Targeted Spectrum of Activity. We conducted in vitro testing of ridinilazole, vancomycin, metronidazole and fidaxomicin against a wide panel of bacteria that are commonly found in the gut flora and are necessary for normal function of the gastrointestinal tract and also have wide implications on human health, such as the proper function of the immune system. As illustrated in the figure below, in this study ridinilazole had a minimal antibiotic effect against these beneficial bacterial groups. Ridinilazole also displayed higher selectivity for C. difficile in this study as compared to vancomycin, metronidazole and fidaxomicin and published data for cadazolid, an antibiotic that is currently in Phase 3 clinical development by another company. In vitro potency is measured by determining the concentration of a drug (in micrograms per liter) needed to inhibit the growth of 90% of the bacterial strains being tested, referred to as a MIC90 measurement. A high number, typically higher than 256, indicates a weak antimicrobial effect, and a low number, typically less than eight, indicates a potent antimicrobial effect. We believe that the targeted spectrum of activity for ridinilazole seen in this study compared to the relatively broad spectrum of activity of other antibiotics indicates the potential for ridinilazole to selectively target C. difficile bacteria without causing collateral damage to the gut flora and thereby reduce CDI recurrence rates.

Profile of Selectivity of Ridinilazole vs. Other CDI Antibiotics

•	Protection Against CDI Recurrence. In a hamster model, we infected one group of hamsters with the hypervirulent CDI strain ribotype 027 and a second group of hamsters with a second CDI strain ribotype 012. In the United States, the hypervirulent CDI strain ribotype 027 accounts for approximately one third of all CDI cases. We then treated hamsters from each of the two infected groups with different doses of ridinilazole, vancomycin and fidaxomicin for five days. We evaluated disease recurrence over the 21 days following treatment. In this hamster model, a hamster fatality within the first five days is a result of initial C. difficile infection, while a fatality from day six to day 25 is a result of recurrent disease. As illustrated in the figure below, the hamsters from both infected groups that were treated with two different doses of ridinilazole had survival rates of 90% to 100% against strain ribotype 027 and 80% to 100% against strain ribotype 012. These survival rates were higher than hamsters treated with vancomycin (0% to 10% survival rates) for both CDI strains, comparable to hamsters treated with two different doses of fidaxomicin against strain ribotype 027 (90% to 100% survival rates) and higher than hamsters treated with two different doses of fidaxomicin against strain ribotype 012 (0% to 40% survival rates). All infection control hamsters received placebo and died by the second day following infection.

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

•	Reduction in Toxin and Inflammation Levels. In an in vitro study, Caco-2 cells, a type of cell found in the colon of humans commonly used in studies of intestinal function, were exposed to C. difficile and then treated with ridinilazole, metronidazole and vancomycin or were untreated to act as a control. Following treatment with ridinilazole, toxin A levels were reduced by 91%, toxin B was not detected and IL-8 levels were reduced by 74%. Metronidazole and vancomycin had minimal effect on toxin A or B concentrations, and IL-8 concentrations were similar to control. Toxins A and B are produced by C. difficile to elicit an inflammatory response, including IL-8 release, which results in the symptoms of the disease including severe diarrhea. We believe that these data indicate that ridinilazole has the potential to reduce the severity of disease symptoms and that it has the potential to be more effective than current treatment options.

•	Concomitant Antibiotic Use. In an in vitro bacterial culture study, we administered ridinilazole in combination with selected other antibiotics. In this study, concomitant use of antibiotics had neither a synergistic nor an antagonistic effect on the MIC90 values of ridinilazole against the C. difficile strains tested. We believe these results indicate that concomitant use of other antibiotics will not diminish the potency of ridinilazole. We believe this is an important finding because a significant portion of CDI patients receive antibiotic treatment for persistent or new infections.

•	Low Propensity for Resistance. In an in vitro study, we treated C. difficile bacteria with ridinilazole and assessed the number of resistant bacteria at the end of treatment. We repeated this process multiple times, with each cycle referred to as a serial passage. We observed that use of ridinilazole resulted in a low frequency of spontaneous mutation and no resistance after 14 serial passages of treatment. We have also evaluated ridinilazole mutant prevention concentration, or MPC, a measure evaluating the ability of an antibiotic to minimize the development of resistant organisms, against C. difficile clinical isolates. In vitro results show that ridinilazole has low MPC values against these isolates, providing further evidence supporting ridinilazole’s profile for low resistance development.

•	Ridinilazole Arrests Cell Division. In an in vitro study, we treated C. difficile bacteria with ridinilazole and assessed its effects on killing the bacteria. The study revealed that ridinilazole halts C. difficile cell division, characterized by a significant increase in the length of C. difficile cells and an absence of division septum formation.

Our Collaborations and Funding Arrangements

Sarepta Therapeutics, Inc.

In October 2016, we entered into an exclusive license and collaboration agreement with Sarepta, pursuant to which we granted Sarepta the exclusive right to commercialize products in our utrophin modulator pipeline in the European Union, Switzerland, Norway, Iceland, Turkey and the Commonwealth of Independent States, which we refer to as the licensed territory. Such products include ezutromid and our future generation of small molecule utrophin modulators, which we refer to as licensed products. We also granted Sarepta an option to expand the licensed territory to include certain specified countries in Central and South America. We retain commercialization rights in the rest of the world.

Financial Terms

Under the terms of the license and collaboration agreement, we received an upfront payment of $40.0 million from Sarepta. In addition, we are eligible to receive up to $42.0 million from Sarepta in specified development milestones for ezutromid, including a $22.0 million milestone, payable on or after April 1, 2017, following the first dosing of the last patient in PhaseOut DMD, and up to $150.0 million from Sarepta in specified regulatory milestones related to ezutromid in the licensed territory. We are also eligible to receive up to $65.0 million in specified development milestones and up to $225.0 million in specified regulatory milestones from Sarepta for our future generation small molecule utrophin modulators in the licensed territory. In addition, we are also eligible to receive up to $330.0 million from Sarepta in specified sales milestones on a product-by-product basis, as well as tiered, escalating royalties ranging from a low to high teens percentage of net sales on a product-by-product basis in the licensed territory. The royalties are subject to potential reductions, including for a specified portion of royalty payments that Sarepta may become required to pay under any third-party license agreements, subject to a maximum royalty reduction.

Research and Development Obligations

Under the license and collaboration agreement, we have agreed to collaborate with Sarepta on the research and development of the licensed products pursuant to a joint development plan through a joint steering committee comprised of an equal number of representatives from each party. Sarepta has the final decision making authority with respect to commercialization decisions of the licensed products in the licensed territory. If the joint steering committee elects not to pursue development of a second generation or future generation small molecule utrophin modulator candidate, then we may engage, under certain circumstances, in the development of such candidate for commercialization outside of the licensed territory and outside of the agreement, subject to Sarepta’s option, exercisable at Sarepta’s discretion and only available to Sarepta under certain specified circumstances, to bring such candidate under the license and collaboration agreement.

Under the license and collaboration agreement, we are solely responsible for all research and development costs for the licensed products until December 31, 2017. Thereafter, we will be responsible for 55.0% of the budgeted research and development costs related to the licensed products in the licensed territory, and Sarepta will be responsible for 45.0% of such costs. Any costs in excess of 110.0% of the budgeted amount are borne by the party that incurred such costs. We are also obligated to spend a specified minimum amount on the research and development of certain licensed products prior to the end of 2019.

Manufacture and Supply of Licensed Products

We have agreed to use commercially reasonable efforts to supply to Sarepta active pharmaceutical ingredient, finished drug product and placebo for Sarepta to conduct research, development and commercialization activities for the licensed products in accordance with the license and collaboration agreement. Sarepta also will have the right to establish back up and second source suppliers under certain circumstances.

Intellectual Property

Under the terms of the license and collaboration agreement, each party will own the entire right, title and interest in and to all know-how and patent rights first made or invented solely by the employees or consultants of such party in the course of the collaboration, and all such know-how and patent rights will be included in the licenses granted to the other party under the license and collaboration agreement. The parties will jointly own all rights, title and interests in and to all know-how and patent rights first made or invented jointly by employees or consultants of the parties in the course of the collaboration.

Latin America Option

Under the license and collaboration agreement, Sarepta has an exclusive option, which we refer to as the Latin America Option to expand the licensed territory to include specified countries in South and Central America, which we refer to as the Option Territory. Sarepta may exercise the Latin America Option at any time prior to the date that is three months following the first receipt of regulatory approval for a licensed product in the United States or the European Union. We are eligible to receive from Sarepta up to an aggregate of

$17.0 million for the exercise of the Latin America Option and the achievement of certain regulatory milestones. If Sarepta exercises the Latin America Option, it will be solely responsible for all research, development and commercialization costs of the licensed products that are specific to the Option Territory. We are also be eligible to receive up to $82.5 million in specified sales milestones on a product-by-product basis in the Option Territory, as well as royalties at the same rates as elsewhere in the licensed territory.

Commercialization

Under the license and collaboration agreement, Sarepta will be solely responsible for all commercialization activities and associated costs, relating to licensed products in the licensed territories. Sarepta has agreed to use commercially reasonable efforts to commercialize licensed products in specified countries within the licensed territories and, if the Latin America Option is exercised, to use commercially reasonable efforts to commercialize licensed products in certain specified countries within the Option Territory.

Termination Provision

Unless earlier terminated, the license and collaboration agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of the royalty term in such country for such licensed product. The license and collaboration agreement may be terminated by Sarepta upon six months’ prior written notice in its entirety or on a licensed product-by-licensed product and country-by-country basis. Either party may, subject to a cure period, terminate the license and collaboration agreement in the event of the other party’s uncured material breach. Sarepta may also terminate the license and collaboration agreement under specified circumstances relating to the safety or regulatory approvability of ezutromid. Except with respect to a second generation or future generation small molecule utrophin modulator candidate that the joint steering committee elects not to pursue, as described above, during the term of the license and collaboration agreement the parties are prohibited from commercializing small molecule utrophin modulators anywhere in the world outside of the collaboration. Such exclusivity commitment may survive for one year following termination with respect to one party depending upon the circumstances of termination.

Standstill Provision

The license and collaboration agreement also contains a standstill provision pursuant to which, among other things, each party has agreed that, for a period from the execution of the license and collaboration agreement until the date that regulatory approval is first received for a licensed product, subject to certain exceptions, or unless invited in writing by the other party to do so, neither party nor its respective affiliates will, directly or indirectly: (i) effect or seek, offer or propose to effect, or cause or participate in any acquisition of securities or assets of the other party; any tender or exchange offer, merger, consolidation or other business combination involving the other party; any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the other party; or any “solicitation” of “proxies” or consents to vote any voting securities of the other party, or in any way advise or, assist any other person in doing so; (ii) form, join or in any way participate in a “group” with respect to any securities of the other party; (iii) act in concert with any person in relation to voting securities of the other party; (iv) otherwise act to seek to control or influence the management, board of directors or policies of the other party; (v) take any action reasonably expected to force the other party to make a public announcement regarding any such matters; or (iv) enter into any agreements, discussions or arrangements with any third party with respect to any of the foregoing.

University of Oxford

In November 2013, we acquired all of the outstanding equity of MuOx Limited, or MuOx, a spin out of the University of Oxford founded by Professors Stephen Davies and Kay Davies. MuOx is our wholly owned subsidiary. In connection with that acquisition, we and MuOx entered into a set of agreements with the University of Oxford and its technology transfer division, Isis Innovation Limited, or Isis, which is now known as Oxford University Innovation Limited, regarding the development of small molecule utrophin modulators. In November 2015, this set of agreements were extended through November 2019, with an option to extend for a further twelve months.

Research Sponsorship

We have agreed to fund a drug research and discovery program in the University of Oxford laboratories to identify and research utrophin modulators to treat DMD. The University of Oxford is responsible for conducting this program. Isis has no obligations under the research sponsorship agreement. We refer to the agreement that governs our research sponsorship with the University of Oxford, which we, the University of Oxford and Isis entered into in November 2013, amended and restated in July 2014 and amended in November 2015, as the research sponsorship agreement. Under the research sponsorship agreement, we have agreed to fund up to £4.3 million over a six-year research period ending in November 2019. If we exercise our right to extend the research period by an additional year, we have agreed to fund an additional £0.8 million, for a total of £5.2 million. As of January 31, 2017, we had paid the University of Oxford £2.1 million of this amount.

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

License of Know-How

In November 2013, Isis executed a know-how license agreement with MuOx. We refer to the agreement, which was amended in July 2014 and March 2017, as the know-how license agreement. In the know-how license agreement, Isis granted MuOx a license under specified know-how, consisting of data and other information associated with specified utrophin modulators and biological screening technology, and all intellectual property rights pertaining to the specified know-how, to research, develop, make, have made, use, have used, import, have imported, export, have exported, and market the licensed know-how and products or processes resulting from the licensed know-how. The know-how license agreement was novated to us in March 2017. We refer to the know-how specified in the know-how license agreement, as Oxford’s background know-how. Our rights under Oxford’s background know-how in the specified utrophin modulators are exclusive and sublicenseable. Our rights under Oxford’s background know-how in the biological screening technology were initially exclusive, but became non-exclusive in November 2016. In March 2017, we amended the know-how license agreement to extend our rights under Oxford’s background know-how for certain biological screening technologies to November 2019, subject to an option to extend for a further twelve months. We paid to Isis a nominal amount upon its entry into the amendment in March 2017 and, pursuant to the amendment, agreed to pay to Isis additional nominal amounts annually for the term of the exclusive license period, provided the amounts payable in the final year of the exclusive license period shall only be payable if we further extend the term of the exclusive license. Our rights under the know-how license agreement are sublicenseable with Isis’ consent, which may not be unreasonably withheld. Our rights are also subject to the rights of the University of Oxford, the Muscular Dystrophy Association and the Muscular Dystrophy Campaign, and their respective employees, students and agents, to use and publish Oxford’s background know-how for specified scholarly and academic research and teaching purposes. We have agreed to use commercially reasonable efforts to develop, exploit and market Oxford’s background know-how or any compound deriving from Oxford’s background know-how.

The know-how license agreement will remain in effect at least until November 2019 with respect to the biological screening technology know-how, and otherwise, with respect to each of the compound or biological screening technology know-how, as long as we or our sublicensees are using commercially reasonable efforts to research and develop compounds derived from that know-how. Either we or Isis would have the right to terminate the know-how license agreement if the other party materially breaches the know-how license agreement and the breach remains uncured for a specified period or is uncurable. We may terminate the know-how license agreement at our discretion by giving Isis six months’ prior written notice. Isis may terminate the know-how license agreement on thirty days’ notice if we fail to use commercially reasonable efforts to exploit Oxford’s background know-how and do not remedy such breach within a specified time, or immediately, if we take specified actions relating to winding up or experience certain insolvency-related events.

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

In connection with entering into the initial option agreement, we paid Isis an option fee of a specified amount and issued to Isis warrants to purchase up to 354,090 of our ordinary shares at a purchase price of £0.20 per ordinary share. In connection with the November 2015 amendment, we extended the period during which Isis may exercise such options to February 2020. The warrants may be exercised based on the achievement of certain research, development and regulatory milestones. In November 2015, we announced the nomination of two series of new utrophin modulators for progression into lead optimization studies to achieve the first research milestone. This entitled Isis to subscribe for 50,000 new ordinary one penny shares at an exercise price of 20 pence per share during the three month period starting November 22, 2016, all of which were exercised in February 2017.

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

Wellcome Trust

In October 2012, we entered into a translation award funding agreement with the Wellcome Trust Limited, as trustee of the Wellcome Trust, in order to support a Phase 1 and a Phase 2 clinical trial of ridinilazole for the treatment of CDI. We refer to the translation award funding agreement as the translation award agreement. Under the translation award agreement, we were eligible to receive up to £4.0 million from the Wellcome Trust, of which we have received the entire £4.0 million. The translation award agreement followed a funding agreement we and the Wellcome Trust entered in October 2009, which we refer to as the discovery award agreement, under which we received £2.3 million for preclinical development of CDI antibiotics. We refer to any compound or product that is covered by intellectual property rights created under the discovery award agreement or the translation award agreement, or that is covered by intellectual property rights that we created or to which we had rights prior to October 2009 and that relate to the activities under the discovery award agreement or the translation award agreement, as the award products. We have agreed to use commercially reasonable efforts to achieve certain development milestones by specified dates.

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

Financial Terms

Under the terms of the translation award agreement and the terms of the revenue sharing agreement we would enter into with the Wellcome Trust to permit our exploitation of the exploitation IP or award products, the Wellcome Trust is entitled to a share of the cumulative net revenue that we, our affiliates, licensees or third party collaborators receive from exploiting the exploitation IP or award products. The Wellcome Trust would be eligible to receive a tiered portion of the net revenue, ranging from a mid-single digit percentage up to a mid-twenties percentage. Under the translation award agreement, if we, the Wellcome Trust or a third party contributes funding to further develop the exploitation IP or award products, we and the Wellcome Trust will negotiate in good faith modifications to the net revenue sharing percentage to reflect changes in our respective proportionate development costs for award products. If we and the Wellcome Trust are unable to agree, an expert will be appointed to make the determination. We also agreed not to accept funding to complete the Phase 2 clinical trial, without the Wellcome Trust’s consent, if such funding would materially prejudice the Wellcome Trust’s net revenue sharing or exploitation rights. In addition, we would be obligated to pay the Wellcome Trust a milestone in a specified amount if cumulative net revenue exceeds a specified amount.

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

We have also agreed to pay MDA a specified lump sum amount, less any previously paid MDA cash infusion milestone payment, following the regulatory approval of any project product for use or sale in the United States or European Union for the treatment of DMD or Becker muscular dystrophy, or BMD, and an additional specified sum upon achievement of a commercial milestone. We would be obligated to pay MDA a low single digit percentage royalty of worldwide net sales by us, our affiliates or licensees of any project product. If we assign our rights to any of the project compounds or experience specified change in control events, MDA may require our assignee to assume our obligations under the MDA grant agreement with respect to the assigned rights, or require us to pay MDA the greater of a low single digit percentage of the fair market value of the assigned rights, or an amount that would give MDA an internal rate of return of a low double digit percentage on its grant to us.

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

Duchenne Partners Fund

In December 2011, we entered into a grant agreement with the Duchenne Partners Fund, LLC, or DPF, a Delaware limited liability company, in order to partially fund a Phase 1 clinical trial of ezutromid to treat DMD. We refer to this grant agreement with DPF as the DPF grant agreement. To date, we have received the entire amount of DPF’s grant to us, or an aggregate of $500,000.

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

We have also agreed to pay DPF a specified lump sum amount, less any previously paid DPF cash infusion milestone payment, following the regulatory approval of any project product for use or sale in the United States or European Union for the treatment of DMD or BMD and an additional specified sum upon achievement of a commercial milestone. We would be obligated to pay DPF a low single digit percentage royalty of worldwide net sales by us, our affiliates or licensees of any project product. If we assign our rights to any of the project compounds or experience specified change in control events, DPF may require our assignee to assume our obligations under the DPF grant agreement with respect to the assigned rights, or require us to pay DPF the greater of a low single digit percentage of the fair market value of the assigned rights, or an amount that would give DPF an internal rate of return of a low double digit percentage on its grant to us.

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

Exon Skipping. Sarepta and BioMarin Pharmaceutical Inc., or BioMarin, following the acquisition of Prosensa Holding N.V. in 2015, are developing treatments for DMD based on exon-skipping approaches. Exons are organic molecules known as nucleotides within the DNA strand that the cellular machinery translates to make full-length, functional protein. In a sub-population of DMD patients, synthesis of the dystrophin protein is disrupted because of mutations that may be due, among other things, to deleted exons. Exon-skipping technology seeks to allow the production of a shorter but still functional dystrophin protein. Sarepta is developing treatments for DMD based on exon-skipping approaches and received accelerated approval from the FDA for eteplirsen in September 2016. Eteplirsen targets exon 51 and targets approximately 13% of all DMD patients. Sarepta is also developing other exon-skipping therapies to treat other genetic mutations. Sarepta also has product candidates in clinical trials that are targeting exon 44, which is applicable to approximately 6% of all DMD patients, exon 45, which is applicable to approximately 8% of all DMD patients, and exon 53, which is applicable to approximately 6% of all DMD patients. According to an article published in 2009 in the peer reviewed journal Human Mutation, skipping of the ten most common exons would treat in the aggregate approximately 41% of all DMD patients. We believe that there are exon-skipping therapies currently in clinical development to address four of these exons and that skipping of these exons would treat in the aggregate less than one-third of all DMD patients. BioMarin’s most advanced exon-skipping drug is drisapersen (Kyndrisa™). BioMarin completed a rolling NDA submission for drisapersen to the FDA seeking accelerated approval in April 2015. In January 2016, the FDA issued to BioMarin a “complete response” letter to the NDA for drisapersen which indicated that the review cycle for the application was complete and that the application was not ready for approval in its present form due to the standard of substantial evidence of effectiveness having not been met. In May 2016, BioMarin announced it had withdrawn its market authorization application, or MAA, to the EMA for drisapersen, and that it was discontinuing development of drisapersen and three other exon-skipping therapies in clinical trials that targeted exon 44, exon 45 and exon 53, respectively. BioMarin stated it would continue to explore the development next generation exon-skipping therapies. Other companies developing therapies targeting exon mutations include Nippon Shinyaku Co., Ltd., which is conducting Phase 2 clinical trials in Japan and the United States and Wave Life Sciences Ltd., which expects to commence clinical trials by mid-2017.

Nonsense mutations. PTC Therapeutics, Inc., or PTC, is developing ataluren (Translarna™). Ataluren is a small molecule that enables formation of functional dystrophin in DMD patients with nonsense mutations. DMD caused by nonsense mutations affects approximately 13% of all DMD patients. The European Commission has granted conditional approval for ataluren in Europe, and PTC is commercializing ataluren in several European countries. In October 2015, PTC announced a Phase 3 confirmatory clinical trial of ataluren did not achieve its primary endpoint, and in February 2016, PTC announced its receipt of a “refuse to file” letter from the FDA indicating that PTC’s NDA for ataluren was not sufficiently complete to permit a substantive review. In March 2017, PTC announced the filing over protest of the NDA for ataluren, which allows PTC to have its NDA filed and reviewed following receipt of a refuse to file determination. The FDA granted a Prescription Drug User Fee Act, or PDUFA, date for ataluren of October 24, 2017.

Other DMD approaches. A number of other companies are pursuing alternative therapeutic approaches for the treatment of DMD. Tivorsan Pharmaceuticals is developing a recombinant form of biglycan, a protein that is naturally produced in the body and regulates production of utrophin in developing muscle, which is currently in preclinical development. Pfizer, Inc., or Pfizer, and Bristol-Myers Squibb Company, or BMS, are pursuing an approach based on muscle tissue growth through myostatin inhibition. Pfizer is developing the myostatin inhibitor PF-06252616 (domagrozumab) and initiated a Phase 2 clinical trial in patients with DMD in December 2014. BMS is developing BMS-986089, a myostatin inhibitor that is currently in Phase 1/2 clinical development. Santhera Pharmaceuticals Holding AG, or Santhera, completed a Phase 3 clinical trial of its product candidate, idebenone (Raxone®/Catena®), in 2014 and reported that idebenone delayed deterioration in respiratory function. Santhera filed a MAA to the EMA in 2016. Santhera is conducting a confirmatory Phase 3 trial of idebenone in DMD patients who are receiving concomitant corticosteroids. Catabasis Pharmaceuticals, Inc., or Catabasis, is developing edasalonexent as a non-steroidal, anti-inflammatory drug. Catabasis reported top-line results in January 2017 from a Phase 1/2 clinical trial in which edasalonexent did not meet its primary endpoint. Catabasis expects to report results from an open-label extension of this Phase 1/2 clinical trial in 2017. Akashi

Therapeutics, or Akashi, is developing HT-100, an anti-inflammatory and anti-fibrotic small molecule that aims to reduce fibrosis and inflammation. In February 2016, Akashi announced that dosing and enrollment into a Phase 1b/2a clinical trial of HT-100 was suspended due to a fatality in the trial. A number of companies are targeting gene therapy based approaches for DMD which has the potential to address the genetic cause of DMD by using an adeno-associated virus to deliver a shortened, yet functional, version of the dystrophin gene to a DMD patient. Companies with gene therapy based approaches include Asklepios Biopharmaceuticals, Inc., which is developing biostrophin and is currently in Phase 1 clinical development, and Solid Biosciences, which expect to commence clinical trials in patients with DMD in 2017.

Ridinilazole

Several pharmaceutical and biotechnology companies have established themselves in the market for the treatment of CDI, and several additional companies are developing products for the treatment of CDI. We expect that these products will compete with ridinilazole.

Antibiotics. The current standard of care for CDI is treatment with the broad spectrum antibiotics vancomycin and metronidazole, both of which are available in generic form in the United States. Generic antibiotic therapies typically are sold at lower prices than branded antibiotics and generally are preferred by managed care providers of health services. The antibiotic fidaxomicin (Dificid™ in the United States, Dificlir™ in Europe) is approved for the treatment of CDI in the United States and the European Union. Fidaxomicin was originally developed by Optimer Pharmaceuticals, Inc., which was later acquired by Cubist Pharmaceuticals, Inc., or Cubist. Cubist was recently acquired by Merck & Co., Inc., or Merck. Antibiotics in late-stage clinical trials for treatment of CDI include cadazolid, which was originally being developed by Actelion Pharmaceuticals Limited, or Actelion. Johnson and Johnson acquired global rights to cadazolid as part of the acquisition of Actelion announced in January 2017. Cadazolid is currently in Phase 3 clinical development.

Other CDI approaches. A number of other approaches for the treatment of CDI are in development. Merck is developing the monoclonal antibodies bezlotoxumab (Zinplava™), which received approval from the FDA in October 2016. Bezlotoxumab is an antibody that neutralizes certain toxins that are produced by C. difficile bacteria and indicated to reduce recurrence for CDI in patients who are receiving antibacterial drug treatment and are at high risk of disease recurrence. Merck has also filed a MAA with the EMA, and the CHMP of the EMA issued an opinion recommending approval of bezlotoxumab in November 2016. Sanofi Pasteur SA is developing the vaccine ACAM-CDIFF for primary prevention of CDI. ACAM-CDIFF is likely to be used only in high-risk patients given the difficulty of administering a vaccine to a broad population. Pfizer is developing the vaccine PF-06425090 that aims to induce a functional antibody response to neutralize the C difficile bacterial toxins. Pfizer reported top-line Phase 2 results in January 2017 and expects to progress into Phase 3 trial in the first half of 2017.

Fecal biotherapy aims to recolonize the bacteria that comprise the natural gut flora and would also be adjunctive therapy to antibiotics. Fecal biotherapy approaches in development include SER-109 and SER-262, which are being developed by Seres Therapeutics Inc., formerly Seres Health, Inc., and RBX2660, which is being developed by Rebiotix Inc. Seres reported interim results from a Phase 2 trial in 2016 in which SER-109 missed its primary efficacy endpoint while SER-262 is currently being evaluated in a Phase 1b clinical trial in CDI patients. RBX2660 is currently being evaluated in a Phase 2 clinical trial. Synthetic Biologics, Inc., is developing ribaxamase, an oral enzyme designed to degrade certain IV beta-lactam antibiotics within the GI tract to preserve the natural balance of the microbiome and reduce the risk of colonization by bacterial including C. diffiicle. In January 2017, it was reported that ribaxamase met its primary endpoint in a Phase 2b clinical trial.

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

We currently engage a single, third-party manufacturer to provide clinical material of the active pharmaceutical ingredient, or API, and fill and finish services for the final drug product of the F3 formulation of ezutromid that is being used in our Phase 2 proof of concept clinical trial. We are engaged with a different drug product manufacturer to provide bulk drug product of the F6 formulation of ezutromid. A different third party manufacturer provides fill and finish services to supply the final drug product of the F6 formulation of ezutromid that is being evaluated in our ongoing Phase 2 proof of concept clinical trial. We are engaged with a different third-party vendor to provide labelling, packaging and distributions services of the F3 and F6 formulations. We are engaged with another third-party manufacturer to provide clinical material of the API of ridinilazole with a different supplier responsible for fill and finish services to supply the final drug product for use in the future Phase 3 clinical trials. We believe these suppliers are suitable for commercial manufacture. We expect to use the same third-party vendor for clinical packaging, labelling and distribution of the finalized ridinilazole drug product that we use for ezutromid. We obtain the supplies of our API and drug products from these manufacturers pursuant to agreements that include specific supply timelines and volume expectations.

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

As of March 15, 2017, we owned or exclusively licensed a total of eight U.S. patents, three U.S. patent applications, six European patents and three European patent applications, including original filings, continuations and divisional applications, as well as numerous other foreign counterparts to these U.S. and European patents and patent applications.

Our DMD patent portfolio includes the following granted patents and patent applications that we own or exclusively license:

•	two granted U.S. patents covering the composition of matter of ezutromid and combinations of ezutromid with ancillary therapeutic agents, which are scheduled to expire in 2029 and 2030, respectively;

•	a granted U.S. patent covering methods of manufacture of ezutromid, which is scheduled to expire in 2029;

•	a granted U.S. patent covering formulations of ezutromid, which is scheduled to expire in 2033;

•	a granted European patent covering the composition of matter of ezutromid that cleared the opposition period in April 2015 with no opposition filed against it at the European Patent Office, and which is scheduled to expire in 2027;

•	a granted European patent covering formulations of ezutromid, which is scheduled to expire in 2033;

•	a granted European patent covering combinations of ezutromid with ancillary therapeutic agents, which is scheduled to expire in 2028; and

•	a number of pending patent applications covering formulations of ezutromid, further methods of use of ezutromid and the composition of matter of second generation utrophin modulator candidates.

Our CDI patent portfolio includes the following granted patents and patent applications that we own or exclusively license:

•	a granted U.S. patent covering the use of ridinilazole in the treatment of CDI, which is scheduled to expire in 2029;

•	a corresponding granted European patent covering the use of ridinilazole in the treatment of CDI, which is scheduled to expire in 2029;

•	a granted U.S. patent covering hydrates of ridinilazole, which is scheduled to expire in 2029;

•	a granted European divisional patent covering hydrates of ridinilazole and pharmaceutical compositions comprising ridinilazole;

•	a further pending U.S. continuation patent application;

•	a further pending divisional application with the European Patent Office; and

•	two granted U.S. patents, a pending U.S. continuation patent application, a granted European patent and a pending European divisional application covering second generation agents for the treatment of CDI, which are scheduled to expire in 2031.

While patent protection is not available for composition of matter claims that only recite the API for ridinilazole, protection may be available for the pharmaceutical compositions comprising ridinilazole as well as other forms thereof such as hydrates (and indeed claims have been secured for the latter in both Europe and theUnited States).

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

Sales and Marketing

In light of our stage of development, we have not yet established a sales and marketing organization or distribution capabilities. Under the terms of our exclusive license and collaboration agreement with Sarepta, we have granted Sarepta the exclusive right to commercialize products in our utrophin modulator pipeline, including our lead candidate ezutromid, in the European Union, Switzerland, Norway, Iceland, Turkey and the Commonwealth of Independent States, which we refer to as the licensed territory. We also granted Sarepta an option to expand the licensed territory to include specified countries in Central and South America. We have retained commercialization rights in the rest of the world including the United States.

If ezutromid receives marketing approval, we intend to commercialize it initially in the United States with our own focused, specialized sales force that we plan to establish. We believe that medical specialists treating DMD are sufficiently concentrated that we will be able to effectively promote ezutromid with a targeted sales team in the United States. We also believe that our relationships with patient advocacy groups will strengthen our ability to market ezutromid. Outside of the United States in the territories where we currently retain commercialization rights, we plan to evaluate the relative mertis of marketing ezutromid ourselves and utilizing collaboration, distribution and other marketing arrangements with third parties to commercialize ezutromid.

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

We are also in the process of building key capabilities, such as marketing, market access, sales management and medical affairs, to implement marketing and medical strategies for any products that we market through our own sales organization and to oversee and support our sales force. The responsibilities of the marketing organization would include developing educational initiatives with respect to approved products and expanding relationships with thought leaders in relevant fields of medicine.

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

Companies usually must complete some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and must also develop additional information about the chemistry and physical characteristics of the investigational product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the candidate product and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the candidate product does not undergo unacceptable deterioration over its shelf life.

The IND and IRB Processes

An IND is an exemption from the FDCA that allows an unapproved drug to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer an investigational drug to humans. Such authorization must be secured prior to interstate shipment and administration of any new drug that is not the subject of an approved NDA. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. The FDA requires a 30-day waiting period after the filing of each IND before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30-day period, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

Following commencement of a clinical trial under an IND, the FDA may also place a clinical hold or partial clinical hold on that trial. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with FDA certain regulatory requirements in order to use the study as support for an IND or application for marketing approval. Specifically, on April 28, 2008, the FDA amended its regulations governing the acceptance of foreign clinical studies not conducted under an investigational new drug application as support for an IND or a new drug application. The final rule provides that such studies must be conducted in accordance with good clinical practice, or GCP, including review and approval by an independent ethics committee, or IEC, and informed consent from subjects. The GCP requirements in the final rule encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by us based on evolving business objectives and/or competitive climate.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website.

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

Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality, purity, and potency of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Submission of an NDA to the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is subject to an application user fee, which for the federal fiscal year 2017 is $2,038,100. The sponsor of an approved NDA is also subject to annual product and establishment user fees, which for fiscal year 2017 are $97,750 per product and $512,200 per establishment. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for drugs with orphan designation and a waiver for certain small businesses, an exception from the establishment fee when the establishment does not engage in manufacturing the drug during a particular fiscal year and an exception from the product fee for a drug that is the same as another drug approved under an abbreviated pathway.

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

The FDA has agreed to certain performance goals in the review process of NDAs. Under that agreement, 90% of applications seeking approval of new molecular entities, or NMEs, are meant to be reviewed within ten months from the date on which FDA accepts the NDA for filing, and 90% of applications for NMEs that have been designated for “priority review” are meant to be reviewed within six months of the filing date. For applications seeking approval of drugs that are not NMEs, the ten-month and six-month review periods run from the date that FDA receives the application. The review process may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

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

The FDA may refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy,Priority Review and Regenerative Advanced Therapy Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as fast track designation, breakthrough therapy designation, priority review designation and regenerative advanced therapy designation.

Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the application is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, a product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case- by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

Finally, with passage of the 21st Century Cures Act, or Cures Act, in December 2016, Congress authorized the FDA to accelerate review and approval of products designated as regenerative advanced therapies. A product is eligible for this designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such disease or condition. The benefits of a regenerative advanced therapy designation include early interactions with FDA to expedite development and review, benefits available to breakthrough therapies, potential eligibility for priority review and accelerated approval based on surrogate or intermediate endpoints.

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

Limited Population Antibacterial Drug Pathway

With passage of the Cures Act, Congress authorized the FDA to approve an antibacterial or antifungal drug, alone or in combination with one or more other drugs, as a “limited population drug.” To qualify for this approval pathway, the drug must be intended to treat a serious or life-threatening infection in a limited population of patients with unmet needs; the standards for approval of drugs and biologics under the FDCA and the Public

Health Service Act, or PHSA, must be satisfied; and the FDA must receive a written request from the sponsor to approve the drug as a limited population drug pursuant to this provision. The FDA’s determination of safety and effectiveness for such a product must reflect the benefit-risk profile of such drug in the intended limited population, taking into account the severity, rarity, or prevalence of the infection the drug is intended to treat and the availability or lack of alternative treatment in such a limited population.

Any drug or biologic approved under this pathway must be labeled with the statement “Limited Population” in a prominent manner and adjacent to the proprietary name of the drug or biological product. The prescribing information must also state that the drug is indicated for use in a limited and specific population of patients and copies of all promotional materials relating to the drug must be submitted to the FDA at least 30 days prior to dissemination of the materials. If the FDA subsequently approves the drug for a broader indication, the agency may remove any post-marketing conditions, including requirements with respect to labeling and review of promotional materials applicable to the product. Nothing in this pathway to approval of a limited population drug prevents sponsors of such products from seeking designation or approval under other provisions of the FDCA, such as accelerated approval.

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

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, as well as the Drug Supply Chain Security Act, or DSCA, which regulate the distribution and tracing of prescription drugs and prescription drug samples at the federal level, and set minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. The DSCA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.

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

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a “Paragraph IV certification.” If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired (other than method of use patents involving indications for which the ANDA applicant is not seeking approval).

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

Rare Pediatric Disease Priority Review Voucher Program

With enactment of the FDASIA in 2012, Congress authorized the FDA to award priority review vouchers to sponsors of certain rare pediatric disease product applications that meet the criteria specified in the law. This provision is designed to encourage development of new drug and biological products for prevention and treatment of certain rare pediatric diseases. Specifically, under this program, a sponsor who receives an approval for a drug or biologic for a “rare pediatric disease” may qualify for a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease drug product receiving a priority review voucher may transfer (including by sale) the voucher to another sponsor. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted the application.

For the purposes of this program, a “rare pediatric disease” is a (a) serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents; and (b) rare disease or conditions within the meaning of the Orphan Drug Act. A sponsor may choose to request rare pediatric disease designation, but the designation process is entirely voluntary; requesting designation is not a prerequisite to requesting or receiving a priority review voucher. In addition, sponsors who choose not to submit a rare pediatric disease designation request may nonetheless receive a priority review voucher if they request such a voucher in their original marketing application and meet all of the eligibility criteria. Under the Cures Act, the Rare Pediatric Disease Priority Review Voucher program was reauthorized until 2020. However, if a drug is designated before October 1, 2020, it is eligible to receive a voucher if approved before October 2022.

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

The 21st Century Cures Act

On December 13, 2016, President Obama signed the 21st Century Cures Act, or Cures Act, into law. The Cures Act is designed to modernize and personalize healthcare, spur innovation and research, and streamline the discovery and development of new therapies through increased federal funding of particular programs. It authorizes increased funding for the FDA to spend on innovation projects. The new law also amends the Public Health Service Act to reauthorize and expand funding for the National Institutes of Health. The Act establishes the NIH Innovation Fund to pay for the cost of development and implementation of a strategic plan, early stage investigators and research. It also charges NIH with leading and coordinating expanded pediatric research. Further, the Cures Act directs the Centers for Disease Control and Prevention to expand surveillance of neurological diseases.

With amendments to the FDCA and PHSA, Title III of the Cures Act seeks to accelerate the discovery, development, and delivery of new medicines and medical technologies. To that end, and among other provisions, the Cures Act reauthorizes the existing priority review voucher program for certain drugs intended to treat rare pediatric diseases until 2020; creates a new priority review voucher program for drug applications determined to be material national security threat medical countermeasure applications; revises the FDCA to streamline review of combination product applications; requires FDA to evaluate the potential use of “real world evidence” to help support approval of new indications for approved drugs; provides a new “limited population” approval pathway for antibiotic and antifungal drugs intended to treat serious or life-threatening infections; and authorizes FDA to designate a drug as a “regenerative advanced therapy,” thereby making it eligible for certain expedited review and approval designations.

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

In April 2014, the E.U. legislature passed the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation), which will replace the current Clinical Trials Directive 2001/20/EC. To ensure that the rules for clinical trials are identical throughout the European Union, the new E.U. clinical trials legislation was passed as a regulation that is directly applicable in all E.U. member states. All clinical trials performed in the European Union are required to be conducted in accordance with the Clinical Trials Directive 2001/20/EC until the new Clinical Trials Regulation becomes applicable. According to the current plans of EMA, the new Clinical Trials Regulation will become applicable in October 2018. The Clinical Trials Directive 2001/20/EC will however still apply three years from the entry into application of the Clinical Trials Regulation to (i) clinical trials applications submitted before the entry into application and (ii) clinical trials applications submitted within one year after the entry into application if the sponsor opts for old system.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include:

•	A streamlined application procedure via a single entry point, the E.U. portal.

•	A single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states.

•	A harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed jointly by all member states concerned. Part II is assessed separately by each member state concerned.

•	Strictly defined deadlines for the assessment of clinical trial application.

•	The involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Clinical Trials Regulation.

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

Administrative Procedure

Under the centralized authorization procedure, the EMA’s Committee for Human Medicinal Products, or CHMP, serves as the scientific committee that renders opinions about the safety, efficacy and quality of medicinal products for human use on behalf of the EMA. The CHMP is composed of experts nominated by each member state’s national authority for medicinal products, with expert appointed to act as Rapporteur for the coordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. After approval, the Rapporteur(s) continue to monitor the product throughout its life cycle. The CHMP has 210 days to adopt an opinion as to whether a marketing authorization should be granted. The process usually takes longer in case additional information is requested, which triggers clock-stops in the procedural timelines. The process is complex and involves extensive consultation with the regulatory authorities of member states and a number of experts. When an application is submitted for a marketing authorization in respect of a drug that is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation, the applicant may pursuant to Article 14(9) Regulation (EC) No 726/2004 request an accelerated assessment procedure. If the CHMP accepts such request, the time-limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time-limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. Once the procedure is completed, a European Public Assessment Report, or EPAR, is produced. If the opinion is negative, information is given as to the grounds on which this conclusion was reached. After the adoption of the CHMP opinion, a decision on the MAA must be adopted by the European Commission, after consulting the E.U. member states, which in total can take more than 60 days.

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

Marketing Authorization under Exceptional Circumstances

Under Article 14(8) Regulation (EC) No 726/2004, products for which the applicant can demonstrate that comprehensive data (in line with the requirements in Annex I of Directive 2001/83/EC, as amended) cannot be provided (due to specific reasons foreseen in the legislation) might be eligible for marketing authorization under exceptional circumstances. This type of authorization is reviewed annually to reassess the risk-benefit balance. The fulfillment of any specific procedures/obligations imposed as part of the marketing authorization under exceptional circumstances is aimed at the provision of information on the safe and effective use of the product and will normally not lead to the completion of a full dossier/approval.

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

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

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

Possible Change of Regulatory Framework in United Kingdom as a result of the Brexit

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”). The withdrawal of the U.K. from the European Union will take effect either on the effective date of the withdrawal agreement or, in the absence of agreement, two years after the United Kingdom provides a notice of withdrawal pursuant to Article 50 of the E.U. Treaty, unless the European Council, in agreement with the United Kingdom, unanimously decides to extend this period. On March 29, 2017, the U.K. Prime Minister formally delivered the notice of withdrawal. Since the regulatory framework for pharmaceutical products in the U.K. covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products, is derived from European Union directives and regulations, the Brexit could materially impact the future regulatory regime which applies to our products candidates in the U.K., in particular the approval of any of our product candidates in the U.K. We do not know to what extent Brexit, or any resulting changes, would affect our ability to conduct clinical trials or obtain marketing approval in the U.K. for our product candidates, and each could materially impact our ability to conduct clinical trials or obtain marketing approval in the U.K. on a timely basis, or at all.

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

Healthcare Law and Regulation

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, including the final omnibus rule published in January 2013, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•	the federal Physician Payments Sunshine Act will require certain manufacturers of drugs, devices, biologics and medical supplies to report to the Centers for Medicare & Medicaid Services, or CMS, within the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests held by physicians and their immediate family members; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

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

In March 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act, or the ACA, which, among other things, includes changes to the coverage and payment for products under government health care programs. Among the provisions of the ACA of importance to potential drug candidates are:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•	expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

•	established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	the Independent Payment Advisory Board, or IPAB, which has authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. However, the IPAB implementation has been not been clearly defined. The ACA provided that under certain circumstances, IPAB recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings; and

•	established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2024 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

With the new administration and Congress, there will likely be additional legislative changes, including repeal and replacement of certain provisions of the ACA. In January 2017, Congress voted to adopt a budget resolution for fiscal year 2017, or the Budget Resolution, that authorizes the implementation of legislation that would repeal portions of the ACA. The Budget Resolution is not a law, however, it is widely viewed as the first step toward the passage of legislation that would repeal certain aspects of the ACA. Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices.

The President and congressional leaders have expressed interest in repealing certain ACA provisions and replacing them with alternatives that may be less costly and provide state Medicaid programs and private health plans more flexibility. It is possible that these repeal and replacement initiatives, if enacted into law, could ultimately result in fewer individuals having health insurance coverage or in individuals having insurance coverage with less generous benefits. The scope of potential future legislation to repeal and replace ACA provisions is highly uncertain in many respects, and it is possible that some of the ACA provisions that generally are not favorable for the research-based pharmaceutical industry could also be repealed along with ACA coverage expansion provisions. However, at this time the coverage expansion provisions of the ACA appear most likely to be repealed and replaced.

C. Organizational Structure

The following is a list of our subsidiaries:

Name of subsidiary	Country of registration	Activity	% holding
Summit Therapeutics Inc.	USA	Research and Development Services	100%
Summit Corporation Limited	England and Wales	Dormant	100%
Summit (Oxford) Limited	England and Wales	Research and Development	100%
Summit (Wales) Limited	England and Wales	Research and Development	100%
Summit (Cambridge) Limited	England and Wales	Dormant	100%
Summit Discovery 1 Limited	England and Wales	Dormant	100%
Summit Corporation Employee Benefit Trust Company Limited	England and Wales	Dormant	100%
MuOx Limited	England and Wales	Dormant	100%

D. Property, Plants and Equipment

Type/Uses	Location	Size	Lease Expiry
Executive office	Oxfordshire, United Kingdom	4,373 square feet	August 2017
Executive office	Oxfordshire, United Kingdom	6,781 square feet	February 2027
Executive office	Cambridge, Massachusetts	1,777 square feet	Rolling

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

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts as of and for the year ended January 31, 2017 have been translated into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on January 31, 2017, of £1.00 to $1.2585. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Overview

We were founded in 2003 and are incorporated under the laws of England and Wales with the Registrar of Companies of England and Wales, United Kingdom. Our principal offices are located in the United Kingdom. Our ordinary shares have traded on AIM, which is a sub-market of the London Stock Exchange, since October 2004 and our American Depositary Shares, or ADSs, have traded on the NASDAQ Global Market since March 2015. Our historic business activities have included the research and development of drug candidates across a number of disease areas. We have also in the past provided drug discovery services to other pharmaceutical and biotechnology companies. However, we sold these drug discovery services businesses in 2009 as part of a broader restructuring initiative to focus on identifying and developing medicines in a range of major therapy areas. In 2012, we made a strategic decision to further refine our business focus and concentrate on the development of our clinical stage programs for Duchenne muscular dystrophy, or DMD, and Clostridium difficile infection, or CDI, in order to more efficiently capitalize on the scientific and commercial potential of these programs. Accordingly, we discontinued our in-house discovery efforts relating to the development of an iminosugar technology platform. We expanded our future generation utrophin modulator pipeline effort in November 2013 through the formation of a strategic alliance with the University of Oxford. As part of this transaction, we acquired an exclusive option to license intellectual property that is generated as part of our research with the University of Oxford in utrophin modulation. In 2014, we opened an office in Cambridge, Massachusetts, in order to strengthen our presence in the United States. We expect to undertake a significant proportion of our future development efforts for our clinical programs in the United States.

To date, we have financed our operations primarily through issuances of our ordinary shares and American Depositary Shares, or ADSs, payments to us under our license and collaboration agreement with Sarepta Therapeutics, Inc., or Sarepta, and development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. In particular, we have received funding from the Wellcome Trust, Innovate UK, Joining Jack, the Muscular Dystrophy Association, Parent Project Muscular Dystrophy, Charley’s Fund, Cure Duchenne, Foundation to Eradicate Duchenne and the Nash Avery Foundation.

We have generated losses since inception. Our net loss was approximately £21.4 million for the year ended January 31, 2017, £20.1 million for the year ended January 31, 2016 (as adjusted) and £11.4 million for the year ended January 31, 2015 (as adjusted). As of January 31, 2017, we had an accumulated deficit of £73.8 million. We expect to incur significant expenses and increasing operating losses for at least the next several years in connection with conducting clinical trials for our lead product candidates, ezutromid (formerly SMT C1100) for the treatment of DMD and ridinilazole (formerly SMT19969) for the treatment of CDI, and seeking marketing approval for ezutromid in the United States and other territories where we retain commercialization rights and ridinilazole in the United States and the European Union as well as other geographies. In addition, subject to obtaining regulatory approval for ezutromid, ridinilazole or any of our future product candidates, we expect to incur significant commercialization expenses for product sales, marketing, distribution and outsourced manufacturing. We also incur additional costs associated with operating as a public company in the United States in addition to in the United Kingdom. Accordingly, we will need additional financing to support our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

Operating Results

Important Financial and Operating Terms and Concepts

Revenue

Revenue currently consists of amounts received following the signing of an exclusive license and collaboration agreement with Sarepta Therapeutics, Inc., or Sarepta, in October 2016. Under the terms of the license and collaboration agreement, we received an upfront payment of $40.0 million (£32.8 million) from Sarepta. The terms of the license and collaboration agreement have been assessed, and we believe the development services to be indistinguishable and as a result the upfront payment has been initially reported as deferred income on the Consolidated Statement of Financial Position and is being recognized as revenue over the development period. We also will be eligible for future ezutromid-related development, regulatory and sales milestone payments totalling up to $522.0 million. This includes $42.0 million in respect of specified development milestones (including a $22.0 million milestone payment upon the first dosing of the last patient in our PhaseOut DMD trial, payable on or after April 1, 2017), $150.0 million in respect of specified regulatory milestones and $330.0 million from specified sales milestones. We are also eligible for escalating royalties ranging from a low to high teens percentage of net sales in the territories where we have granted Sarepta commercialization rights.

Other Operating Income

Other operating income includes income received and recognized from philanthropic, non-government and not for profit organizations and patient advocacy groups which are accounted for in accordance with IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance.” Amounts received through these sources are held as deferred income in the Consolidated Statement of Financial Position and are released to the Consolidated Statement of Comprehensive Income as the underlying expenditure is incurred and to the extent the conditions of the grant are met.

Operating Expenses

The majority of our operating expenses since inception have consisted of research and development activities and general and administrative costs.

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

The table below summarizes our research and development expenses by category. Our DMD and CDI program expenses include costs paid to contract research organizations, manufacturing costs for our clinical trials, laboratory testing costs and research related expenses incurred in connection with our strategic alliance with the University of Oxford. Other research and development costs include staff and travel costs (including those of our internal DMD and CDI teams), research and development related legal costs, ongoing patent maintenance fees, an allocation of facility-related costs and historically non-core program related expenses.

	Year ended January 31,
	2017	2017	2016	2015
	(in thousands)
DMD program	$11,930	£9,480	£7,526	£4,719
CDI program	5,145	4,088	5,567	3,211
Other research and development costs	6,774	5,384	3,763	2,487

Total	$23,849	£18,952	£16,856	£10,417

From inception to January 31, 2017, our total DMD program expenses were £27.8 million and our total CDI program expenses were £17.8 million.

The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of ezutromid, ridinilazole or any of our future product candidates.

This is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

•	the progress, costs and results of clinical trials of ezutromid for DMD and ridinilazole for CDI;

•	the scope, rate of progress, costs and results of preclinical development, laboratory testing and clinical trials for our future generation utrophin modulators;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the efficacy and potential advantages of our product candidates compared to alternative treatments, including any standard of care, and our ability to achieve market acceptance for any of our product candidates that receive marketing approval;

•	the costs and timing of commercialization activities, including product sales, marketing, distribution and manufacturing, for any of our product candidates that receive marketing approval and the rate we expand our physical presence; and

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining, enforcing and protecting our intellectual property rights and defending against any intellectual property-related claims.

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

Taxation

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. To date, we have not recognized a deferred tax asset with respect to these tax losses because we do not consider it probable that there will be suitable taxable profits in the foreseeable future based on the evidence available. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime and are able to surrender some of our trading losses that arise from our research and development activities for a cash rebate ranging from 8.80% to 33.35% of eligible research and development expenditure. In the event we generate revenues in the future, we may benefit from the “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. This relief applies to profits earned from April 1, 2013 and following the transitional arrangements that will phase in the relief, the rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.

Change in Accounting Policy—Financial Liabilities

Following an IFRS Interpretations Committee agenda decision in May 2016 on the application of IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” we changed our accounting policy regarding charitable funding arrangements with the Wellcome Trust and the U.S. not for profit organizations, the Muscular Dystrophy Association, or MDA, and Duchenne Partners Fund, or DPF, which has resulted in an adjustment to the comparative financial statements. In exchange for the funding provided, these arrangements require us to pay royalties on potential future revenues generated from these projects and also give the counterparties certain rights over the intellectual property if the compound is not exploited. The IFRS Interpretations Committee decision has clarified that such arrangements result in a financial liability. The estimate of each financial liability is initially recognized at fair value using a discounted cash flow model with the difference between the fair value of the liability and the cash received considered to represent a charitable grant. When determining the fair value on initial recognition, the significant assumptions in the model include the estimation of the timing and the probability of successful development leading to commercialization of the project related results and related estimates of future cash flows. Estimated future cash flows include expected sources of revenue (including commercial sales and upfront payments, milestone payments and royalties from potential licensing arrangements) and are calculated using estimated geographical market share and associated pricing. The financial liabilities are subsequently measured at amortized cost using a discounted cash flow model which calculates the risk adjusted net present values of estimated potential future cash flows for the respective projects related to the Wellcome Trust and U.S. not for profit organizations. The financial liabilities are re-measured when there is a specific significant event that provides evidence of a significant change in the probability of successful development such as the completion of a phase of research or changes in use or market for a product. The models will be updated for changes in the clinical probability of success and other associated assumptions with the discount rate remaining consistent within the model. Re-measurements of the financial liability are recognized in the income statement as finance costs. Grant income is recognized as other operating income in accordance with IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” at the same time as the underlying expenditure is incurred, provided that there is reasonable assurance that we will comply with the conditions. Amounts received from, and subsequent payments to, the corresponding counterparty in the funding agreement which relate to the financial liability will be presented within the financing activities section in the Consolidated Statement of Cash Flows.

This change in accounting policy has been reflected retrospectively in our audited consolidated financial statements included at the end of this Annual Report.

The impact of this change in accounting policy on the consolidated financial statements is a reduction in other income historically recognized, a change in the level of accrued income accounted for as grant income and the recognition of a financial liability and finance costs associated with the unwinding of the discount and remeasurment of the liability.

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

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing at the end of this Annual Report, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue from licensing fees, collaboration fees, development, regulatory and approval milestone fees, sales milestones and royalties. Agreements generally include a non-refundable up-front fee, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licensed products, if and when such product sales occur. For these agreements, we are required to apply judgement in the allocation of total agreement consideration to the separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions. We are required to make a judgement on those components which can be recognized immediately and those to which we apply the percentage of completion revenue recognition method.

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

We will recognize an internally generated intangible asset arising from our development activities only when an asset is created that can be identified, it is probable that the asset created will generate future economic benefits and the development cost of the asset can be measured reliably. We have determined that regulatory approval is the earliest point at which the probable threshold for the creation of an internally generated intangible asset can be achieved. We therefore expense all research and development expenditure incurred prior to achieving regulatory approval as it is incurred. None of our product candidates have yet received regulatory approval.

Financial liabilities on funding arrangements

When entering into funding agreements with charitable and not for profit organizations, we are required to assess whether, based on the terms of the agreement, we can avoid a transfer of cash only by settling a non-financial obligation. An example of this would be the obligation to transfer the rights to the research to a funding provider. In the circumstances where we cannot avoid the obligation, all or part of the funding agreement should be accounted for as a financial liability rather than as a charitable grant. In calculating the financial liabilities, both at inception and when it is subsequently re-measured, a number of assumptions need to be made by management which include significant estimates. Assumptions used in the model include the following: reported disease prevalence; expected market share based on management’s estimates; drug reimbursement pricing in different territories, potential licensing terms which may be offered to us (for relevant products); expected patent life; and the timing and probabilities of achieving clinical development milestones which are based on industry standards and adjusted for therapy area. Discount factors in the range of 16% to 18% have been used in the model which has been calculated using appropriate measures and rates which could have been obtained in the period that the funding agreement was entered into. Sensitivity analysis is included in the notes to the financial statements and has been calculated based on a range of discount factors, estimated level of revenue and development probabilities of success. The financial liabilities are re-measured, and we are required to apply judgement, when there is a specific significant event that provides evidence of a significant change in the probability of successful development such as the completion of a phase of research or changes in use or market for a product.

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

Results of Operations

Comparison of Years Ended January 31, 2017 and 2016

The amounts in the discussion below comparing results of operations for the years ended January 31, 2017 and 2016 have been adjusted following the change in accounting policy regarding charitable funding arrangements. See “—Change in Accounting Policy—Financial Liabilities.”

The following table summarizes the results of our operations for the years ended January 31, 2017 and 2016, together with the changes to those items:

	Year ended January 31,		Change 2017 vs. 2016
	2017	2016	Increase/(Decrease)
	(in thousands, except percentages)
Revenue	£2,304	£—	£2,304	—
Other operating income	72	1,281	(1,209)	(94.4)%
Operating expenses
Research and development	(18,952)	(16,856)	2,096	12.4
General and administration	(8,277)	(4,771)	3,506	73.5

Operating loss	(24,853)	(20,346)	4,507	22.2
Finance income	8	30	(22)	(73.3)
Finance cost	(862)	(2,879)	(2,017)	(70.1)

Loss before income tax	(25,707)	(23,195)	2,512	10.8
Income tax credit	4,336	3,058	1,278	41.8

Loss for the year	£(21,371)	£(20,137)	£1,234	6.1%

Revenue

Revenue of £2.3 million was recognized during the year ended January 31, 2017 following our entry into an exclusive license and collaboration agreement with Sarepta. Under the terms of the agreement, we received an upfront payment of $40.0 million (£32.8 million) from Sarepta. We have assessed the agreement, and we believe the development services to be indistinguishable and as a result the upfront payment has been initially reported as deferred income on the Consolidated Statement of Financial Position and is being recognized as revenue over the development period.

Other Operating Income

Other operating income decreased by £1.2 million, or 94.4%, to £0.07 million during the year ended January 31, 2017 from £1.3 million during the year ended January 31, 2016. Income attributed to the funding agreement with the Wellcome Trust has been adjusted and is now been recognized in full with the completion of our CoDIFy Phase 2 clinical trial of ridinilazole. For more information, see “—Change in Accounting Policy—Financial Liabilities.” Income recognized as part of the funding from Innovate UK for the DMD program decreased by £0.5 million to £0.06 million for the year ended January 31, 2017 from £0.6 million for the year ended January 31, 2016. The decrease in income is in line with the achievement of milestones under the funding agreement. Further, in September 2016, we elected to withdraw from the Innovate UK funding agreement in order to enable us to take advantage of more tax efficient opportunities related to research and development expenditure.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £2.1 million, or 12.4%, to £19.0 million for the year ended January 31, 2017 from £16.9 million for the year ended January 31, 2016. This increase was primarily due to increased spending related to our DMD program. During the year ended January 31, 2017, expenses related to our DMD program increased by £2.0 million to £9.5 million from £7.5 million for the year ended January 31, 2016. This increase included £1.9 million related to our ezutromid clinical activities, £0.9 million associated with manufacturing costs for our clinical trials, and was offset by a decrease of £0.8 million related to research associated with our second generation utrophin modulator program, the development of which was put on hold in September 2016 due to the substantial increase in ezutromid plasma levels achieved with our F6 formulation of ezutromid. During the year ended January 31, 2017, expenses related to our CDI program decreased by £1.5 million to £4.1 million from £5.6 million for the year ended January 31, 2016. This decrease was primarily due to the completion of our CoDIFy Phase 2 clinical trial of ridinilazole. During the year ended January 31, 2017, other research and development expenses increased by £1.6 million to £5.4 million from £3.8 million for the year ended January 31, 2016. This increase was due to a £1.3 million increase in staffing costs, a £0.1 million increase in internal regulatory costs and a £0.1 million increase in the share-based payment charge allocated to research and development expenses, which resulted from increased employee headcount within our DMD and CDI program teams.

General and Administration Expenses

General and administration expenses increased by £3.5 million, or 73.5%, to £8.3 million for the year ended January 31, 2017 from £4.8 million for the year ended January 31, 2016. This increase was due to a £1.5 million increase in legal and professional expenses, an increase of £0.7 million in staff related costs, an increase of £0.2 million in share based payment expense and an increase of £0.1 million in overhead and facility related costs as well as a net negative movement of £1.0 million in exchange rate variance.

Finance Income

Finance income decreased by £0.02 million to £0.01 million for the year ended January 31, 2017 from £0.03 million for the year ended January 31, 2016. This decrease was due to reduced bank interest received on cash deposits as a result of a lower available bank interest rate.

Finance Cost

Following an IFRS Interpretations Committee agenda decision in May 2016 on the application of IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” we changed our accounting policy regarding charitable funding arrangements from the Wellcome Trust and U.S. not for profit organizations. For more information, see “—Change in Accounting Policy—Financial Liabilities.” Finance costs relate to the subsequent re-measurement of the financial liability recognized in respect of funding arrangements and the unwinding of the discounts associated with the liabilities. Finance costs decreased by £2.0 million, or 70.1%, to

£0.9 million for the year ended January 31, 2017 from £2.9 million for the year ended January 31, 2016 as there was not a subsequent re-measurement of the financial liability during the year ended January 31, 2017, with finance costs relating to the unwinding of the discount only. During the year ended January 31, 2016, of the total finance cost of £2.9 million, £2.6 million related to the re-measurement of the financial liability following positive data in the DMD and CDI clinical programs that increased the probabilities of success.

Income Tax Credit

Our income tax credit increased by £1.3 million, or 41.8%, to £4.3 million for the year ended January 31, 2017 from £3.0 million for the year ended January 31, 2016. This increase was the result of our increased expenditure on research and development and a related increase in our research and development tax credit.

Comparison of Years Ended January 31, 2016 and 2015

The amounts in the discussion below comparing results of operations for the years ended January 31, 2016 and 2015 have been adjusted following the change in accounting policy regarding charitable funding arrangements. See “—Change in Accounting Policy—Financial Liabilities.”

The following table summarizes the results of our operations for the years ended January 31, 2016 and 2015, together with the changes to those items:

	Year ended January 31,		Change 2016 vs. 2015
	2016	2015	Increase/(Decrease)
	(in thousands, except percentages)
Other operating income	£1,281	£1,888	£(607)	(32.2)%
Operating expenses
Research and development	(16,856)	(10,417)	6,439	61.8
General and administration	(4,771)	(3,704)	1,067	28.8

Operating loss	(20,346)	(12,233)	8,113	66.3
Finance income	30	51	(21)	(41.2)
Finance cost	(2,879)	(499)	2,380	477.0

Loss before income tax	(23,195)	(12,681)	10,514	82.9
Income tax credit	3,058	1,297	1,761	135.8

Loss for the year	£(20,137)	£(11,384)	£8,753	76.9%

Other Operating Income

Other operating income decreased by £0.6 million, or 32.2%, to £1.3 million during the year ended January 31, 2016 from £1.9 million during the year ended January 31, 2015. Income recognized as part of the Wellcome Trust Translational Award decreased by £0.3 million to £0.6 million for the year ended January 31, 2016 from £0.9 million for the year ended January 31, 2015 as a result of a lower contribution rate ascribed to Phase 2 activities as compared to Phase 1 activities under the terms of the funding agreement. As of January 31, 2016, we had an accrued income balance of £0.06 million related to cash due to be received from the Wellcome Trust, which we expected to receive, and did receive, within the following twelve months upon achievement of the final milestone of the Wellcome Trust Award when we delivered final reports related to the grant. All amounts in respect of the Wellcome Trust Translational Award have been adjusted following the change in accounting policy as more fully described above. Income recognized as part of the funding from Innovate UK for the DMD program decreased by £0.3 million to £0.6 million for the year ended January 31, 2016 from £0.9 million for the year ended January 31, 2015. The decrease in income was in line with the achievement of milestones during such period under the funding agreement.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £6.4 million, or 61.8%, to £16.8 million for the year ended January 31, 2016 from £10.4 million for the year ended January 31, 2015. This increase was primarily due to increased spending related to our DMD and CDI programs. During the year ended January 31, 2016, expenses related to our DMD program increased by £2.8 million to £7.5 million from £4.7 million for the year ended January 31, 2015. This increase included £1.6 million related to our ezutromid clinical activities, £1.2 million related to research associated with our second generation utrophin modulator program and our strategic alliance with the University of Oxford, £0.3 million associated with manufacturing costs for our clinical trials, and offset by a decrease of £0.3 million related to long term toxicity studies which were performed in 2014. During the year ended January 31, 2016, expenses related to our CDI program increased by £2.3 million to £5.5 million from £3.2 million for the year ended January 31, 2015. This increase was primarily due to costs incurred related to our then-ongoing Phase 2 clinical trials, as well as preparatory Phase 3 clinical trial costs. During the year ended January 31, 2016, other research and development expenses increased by £1.3 million to £3.8 million from £2.5 million for the year ended January 31, 2015. This increase was due to a £1.1 million increase in staffing costs, a £0.1 million increase in internal regulatory costs and a £0.1 million increase in the share-based payment charge allocated to research and development expenses, which resulted from increased employee headcount within our DMD and CDI program teams.

General and Administration Expenses

General and administration expenses increased by £1.0 million, or 28.8%, to £4.7 million for the year ended January 31, 2016 from £3.7 million for the year ended January 31, 2015. This increase was due to an £0.7 million increase in legal and professional expenses and other costs associated with being a publicly traded company in the United States as well as in the United Kingdom, an increase of £0.4 million in staff related costs, an increase of £0.2 million in overhead and facility related costs and an increase of £0.1 million in share based payment expense offset by £0.4 million recognized as a favorable exchange rate variance.

Finance Income

Finance income decreased by £0.02 million to £0.03 million for the year ended January 31, 2016 from £0.05 million for the year ended January 31, 2015. This decrease was due to reduced bank interest received on cash deposits as a result of a lower available bank interest rate.

Finance Cost

Following an IFRS Interpretations Committee agenda decision in May 2016 on the application of IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” we changed our accounting policy regarding charitable funding arrangements from the Wellcome Trust and U.S. not for profit organizations. For more information, see “—Change in Accounting Policy—Financial Liabilities.” Finance costs relate to the subsequent re-measurement of the financial liability recognized in respect of income arrangements and the unwinding of the discounts associated with the liabilities. Finance cost increased by £2.4 million to £2.9 million for the year ended January 31, 2016 from £0.5 million for the year ended January 31, 2015. This increase was primarily driven by the re-measurement of the financial liabilities on funding arrangements following significant successful events in the associated clinical programs during the year ended January 31, 2016.

Income Tax Credit

Our income tax credit increased by £1.8 million, or 135.8%, to £3.1 million for the year ended January 31, 2016 from £1.3 million for the year ended January 31, 2015. This increase was the result of our increased expenditure on research and development and a related increase in our research and development tax credit.

Liquidity and Capital Resources

Sources of liquidity

Since our inception, we have incurred significant operating losses. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administration expenses will continue to increase in connection with conducting clinical trials for our lead product candidates, ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI, and seeking marketing approval for ezutromid in the United States and other territories where we retain commercialization rights and ridinilazole in the United States and the European Union as well as other geographies. As a result, we will need additional capital to fund our operations, which we may obtain from additional financings, research funding, collaborations, contract and grant revenue or other sources. Additional capital, when needed, may not be available to us on acceptable terms, or at all.

To date, we have financed our operations primarily through issuances of our ordinary shares and American Depositary Shares, or ADSs, payments to us under our license and collaboration agreement with Sarepta and development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. In particular, we have received funding from the Wellcome Trust, Innovate UK, Joining Jack, the Muscular Dystrophy Association, Parent Project Muscular Dystrophy, Charley’s Fund, Cure Duchenne, Foundation to Eradicate Duchenne and the Nash Avery Foundation.

As of January 31, 2017, we had cash and cash equivalents of £28.1 million.

In March 2014, we received net proceeds of £20.5 million from the issuance and sale of 16,923,077 ordinary shares in a private placement outside the United States. In March 2015, in our initial public offering in the United States, we received net proceeds of $32.7 million (£21.9 million) from the issuance and sale of 3,967,500 American Depositary Shares which represent 19,837,500 ordinary shares. In October 2016, in connection with our entry into an exclusive license and collaboration agreement with Sarepta, we received an up-front payment of $40.0 million (£32.8 million) from Sarepta.

Cash Flows

The following table summarizes the results of our cash flows for the years ended January 31, 2017, 2016 and 2015.

	Year ended January 31,
	2017	2017	2016	2015
	(in thousands)
Net cash inflow / (outflow) from operating activities	$15,280	£12,141	£(17,182)	£(11,009)
Net cash (outflow) / inflow from investing activities	(101)	(80)	(36)	16
Net cash inflow from financing activities	520	413	22,136	20,228

Net increase/(decrease) in cash and cash equivalents	$15,699	£12,474	£4,918	£9,235

Operating Activities

For the year ended January 31, 2017, we generated £12.1 million in cash from operating activities. This compares to net cash used in operating activities of £17.2 million for the year ended January 31, 2016. This net movement of £29.3 million was driven by our receipt of a $40.0 million (£32.8 million) upfront payment from Sarepta as part of our exclusive license and collaboration agreement with them. This was offset by an increase in research and development expenditure and general and administrative expenditure during the year ended January 31, 2017. There was also a £1.6 million increase in the amount of research and development tax credit received during the year ended January 31, 2017 which was £3.0 million compared to £1.4 million received during the year ended January 31, 2016.

Net cash outflow from operating activities increased by £6.2 million, or 56.0%, to £17.2 million for the year ended January 31, 2016 compared to £11.0 million for the year ended January 31, 2015. This increase was driven by an increase in operating expenses and working capital requirements, offset by the receipt of a research and development tax credit that increased by £0.7 million, or 112.9%, to £1.4 million for the year ended January 31, 2016 compared to £0.7 million for the year ended January 31, 2015.

Investing Activities

Net cash outflows for the years ended January 31, 2017 and January 31, 2016 and net cash inflows for the year ended January 31, 2015 include the net amount of bank interest received on cash deposits less amounts paid to acquire property and equipment.

Financing Activities

Net cash inflow from financing activities for the year ended January 31, 2017 relates to proceeds from the exercise of warrants and the exercise of share options. Net cash inflow from financing activities for the years ended January 31, 2016 and 2015 relates to the proceeds received from the various sales of our equity securities, net of expenses. We received £22.1 million from the sale of equity securities during the year ended January 31, 2016 and £20.5 million from the sale of equity securities during the year ended January 31, 2015.

Funding Requirements

We anticipate that our expenses will increase substantially in connection with conducting clinical trials for our lead product candidates, ezutromid for the treatment of patients with DMD and ridinilazole for the treatment of patients with CDI, and seeking marketing approval for ezutromid in the United States and other territories where we retain commercialization rights and ridinilazole in the United States and the European Union as well as in other geographies. In addition, if we obtain marketing approval of ezutromid or ridinilazole, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expense, as well as ongoing research and development expenses.

In addition, our expenses will increase if and as we:

•	continue the research and development of the F3 formulation of ezutromid, the F6 formulation of ezutromid and future generation utrophin modulators that we are developing in collaboration with the University of Oxford and Sarepta;

•	seek to identify and develop additional future product candidates;

•	seek marketing approvals for any product candidates that successfully complete clinical development;

•	ultimately establish a sales, marketing and distribution infrastructure in jurisdictions where we have retained commercialization rights and scale up external manufacturing capabilities to commercialize any product candidates for which we receive marketing approval;

•	acquire or in-license other product candidates and technology;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, regulatory and scientific personnel;

•	expand our physical presence; and

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts.

We believe that our existing cash and cash equivalents, including an anticipated $22.0 million payment for a near-term development milestone under the license and collaboration agreement with Sarepta, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through December 31, 2018. In our DMD program, while we anticipate that these capital resources will allow us to obtain top-line data for our Phase 2 clinical trial of ezutromid, which we refer to as PhaseOut DMD, we do not expect these capital resources will be sufficient to complete our planned randomized, placebo controlled clinical trial of ezutromid. In addition, in our CDI program, while we also anticipate that these capital resources will allow us to conduct activities to prepare ridinilazole for our two, planned Phase 3 clinical trials, we do not expect to be able to complete these trials without significant additional capital.

We have based the foregoing estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate assumes, among other things, that we do not obtain any additional funding through grants and clinical trial support or through new collaboration arrangements. Our future capital requirements will depend on many factors, including:

•	the progress, costs and results of clinical trials of ezutromid for DMD and ridinilazole for CDI;

•	the scope, progress, costs and results of preclinical development, laboratory testing and clinical trials for our F3 formulation of ezutromid, the F6 formulation of ezutromid and future generation utrophin modulators that we are developing in collaboration with the University of Oxford and Sarepta;

•	the number and development requirements of other future product candidates that we pursue;

•	the costs, timing and outcome of regulatory review of ezutromid, ridinilazole and our other future product candidates;

•	the costs and timing of commercialization activities, including product sales, marketing, distribution and manufacturing, for any of our product candidates that receive marketing approval;

•	subject to receipt of marketing approval, revenue received from commercial sales of ezutromid, ridinilazole or any of our other future product candidates;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against any intellectual property-related claims;

•	the amounts we receive from Sarepta for development, regulatory and sales milestones and royalty payments under our license and collaboration agreement;

•	our ability to establish and maintain collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the extent to which we acquire or invest in other businesses, products and technologies;

•	the rate of the expansion of our physical presence; and

•	the costs of operating as a public company in the United States in addition to in the United Kingdom.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, collaborations, strategic alliances, grants and clinical trial support from governmental entities and philanthropic, non-government and not for profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. We do not have any committed external source of funds other than amounts we may receive from Sarepta for potential option exercise, development, regulatory and sales milestones and royalties payments under our license and collaboration agreement. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing shareholders, including our ADS holders, will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing shareholders and ADS holders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends or other distributions. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of January 31, 2017.

	Payments due by period
	Total	Less than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	£210	£88	£122	£—	—
Contractual obligations	2,283	830	1,453	—	—

Total contractual cash obligations	£2,493	£918	£1,575	£—	—

We enter into operating leases in the normal course of our business. On February 17, 2017, we entered into a lease for new office space in Abingdon, U.K. The term of the lease is ten years, and we are required to pay annual rent under the lease of £32,888 for the first year, £132,908 for the second year and £166,135 for each of the third, fourth and fifth years of the lease. Following the fifth year of the lease, we may terminate the lease for a break fee payment of £55,378 or be obligated under the lease for the remaining five-year term at the then-market rate for the leased property.

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

University of Oxford

In November 2013, we acquired all of the outstanding equity of MuOx Limited, or MuOx, a spin out of the University of Oxford. In connection with that acquisition, we and MuOx entered into a set of agreements with the University of Oxford and its technology transfer division, Isis Innovation Limited, or Isis, which is now known as Oxford University Innovation Limited. Under the research sponsorship agreement that we entered into with the University of Oxford and Isis in November 2013, amended and restated in July 2014 and amended in November 2015, we have agreed to fund a drug research and discovery program in the University of Oxford laboratories to identify and research utrophin modulators to treat DMD. The University of Oxford is responsible for conducting this program. Isis has no obligations under the research sponsorship agreement. We have agreed to fund up to £4.3 million for this purpose over the initial six-year research period ending in November 2019. If we exercise our right to extend the research period by an additional year, we have agreed to fund an additional £0.8 million, for a total of £5.2 million. As of January 31, 2017, we had paid to the University of Oxford £2.1 million of this amount. Under an option agreement that we, the University of Oxford and Isis entered into in November 2013, which we amended in November 2015, which we refer to as the option agreement, Isis granted us an exclusive option to license certain intellectual property, or IP, arising under the research sponsorship agreement and certain other IP arising from research and development at the University of Oxford, which we refer to as arising IP. We paid Isis £10,000 in connection with entering into the amendment to the option agreement. If we exercise our option to obtain a license under arising IP, we would be obligated to pay Isis a specified sum in option exercise fees. For any arising IP for which we have exercised the option and that comprises new chemical entities or compounds, which we refer to as optioned compounds, we would obtain an exclusive, sublicensable license. We are obligated to pay milestone payments of up to £75,000 upon the achievement of specified development milestones, whether such milestones occur prior to or after our exercise of the option to obtain an exclusive sublicensable license. Following exercise of such an option we would also be obligated to pay milestone payments upon the achievement of specified regulatory milestones with respect to each optioned compound. The specified regulatory milestone payment is due each time the specified regulatory milestone is achieved with respect to an optioned compound and, if each optioned compound achieved each regulatory milestone once, we would be obligated to pay Isis a total of £3.7 million in regulatory milestone payments for each optioned compound.

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

U.S. Not for Profit Organizations

Muscular Dystrophy Association

In December 2011, we entered into a grant agreement with the Muscular Dystrophy Association, Inc., or MDA, to partially fund a Phase 1 clinical trial of ezutromid to treat DMD. Under the terms of the grant agreement, we have agreed to make specified milestone payments to MDA during our or our affiliates’ development and commercialization of pharmaceutical products containing the small molecules that can upregulate the utrophin gene, including ezutromid and compounds to which we have rights, which we refer to as the project products. Because we raised more than a specified aggregate amount of funding, we paid a specified sum to MDA under the terms of the grant agreement, which we refer to as the MDA cash infusion milestone payment. We have also agreed to pay MDA a specified lump sum amount, less any previously paid MDA cash infusion milestone payment, following the regulatory approval of any project product for use or sale in the United States or European Union for the treatment of DMD or Becker muscular dystrophy, or BMD, and an additional specified sum upon achievement of a commercial milestone. We would be obligated to pay MDA a low single digit percentage royalty of worldwide net sales by us, our affiliates or licensees of any project product. If we assign our rights to any of the compounds subject to the grant agreement or experience specified change in control events, MDA may require our assignee to assume our obligations under the MDA grant agreement with respect to the assigned rights, or require us to pay MDA the greater of a low single digit percentage of the fair market value of the assigned rights, or an amount that would give MDA an internal rate of return of a low double digit percentage on its grant to us.

Duchenne Partners Fund

In December 2011, we entered into a grant agreement with the Duchenne Partners Fund, LLC, or DPF, to partially fund a Phase 1 clinical trial of ezutromid to treat DMD. Under the DPF grant agreement, we have agreed to make specified milestone payments to DPF during our or our affiliates’ development and commercialization of pharmaceutical products containing the small molecules that can upregulate the utrophin gene, including ezutromid and compounds with similar mechanisms of action to which we have rights, which we refer to as project products. Because we raised more than a specified aggregate amount of funding, we paid a specified sum to DPF under the terms of the agreement, which we refer to as the DPF cash infusion milestone payment.

We have also agreed to pay DPF a specified lump sum amount, less any previously paid DPF cash infusion milestone payment, following the regulatory approval of any project product for use or sale in the United States or European Union for the treatment of DMD or BMD and an additional specified sum upon achievement of a commercial milestone. We would be obligated to pay DPF a low single digit percentage royalty of worldwide net sales by us, our affiliates or licensees of any project product. If we assign our rights to any of the compounds subject to the DPF grant agreement or experience specified change in control events, DPF may require our assignee to assume our obligations under the DPF grant agreement with respect to the assigned rights, or require us to pay DPF the greater of a low single digit percentage of the fair market value of the assigned rights, or an amount that would give DPF an internal rate of return of a low double digit percentage on its grant to us.

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

Jumpstart Our Business Startups Act of 2012

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about the company’s executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or a shareholder approval of any golden parachute arrangements.

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

Item 6: Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers, key employees and directors as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Glyn Edwards	61	Chief Executive Officer, Executive Director
Erik Ostrowski	44	Chief Financial Officer
David Roblin*	50	Chief Operating Officer and President of Research and Development

Key Employees
Ralf Rosskamp	64	Chief Medical Officer
Jonathon Tinsley	58	Chief Scientific Officer, DMD
Richard Vickers	41	Chief Scientific Officer, Antimicrobials

Non-Employee Directors
Frank Armstrong(2)(3)(4)	60	Non-Executive Chairman
Barry Price(1)(3)(4)	73	Non-Executive Director
Stephen Davies(2)(3)(4)	67	Non-Executive Director
Leopoldo Zambeletti(3)(4)	48	Non-Executive Director
Valerie Andrews(1)(2)(3)(4)	57	Non-Executive Director
David Wurzer(1)(3)(4)	58	Non-Executive Director

(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	An “independent director” as such term is defined in Rule 10A-3 under the Exchange Act.
*	David Roblin will take up his new role as Chief Operating Officer and President of Research and Development on an interim basis in April 2017, becoming full-time in June 2017.

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

David Roblin will serve as our Chief Operating Officer and President of Research and Development in a part-time capacity beginning in April 2017 and become full-time in June 2017. Dr. Roblin has been acting as a research and development adviser to us since 2014. Dr. Roblin has served as the Chief Operating Officer and Director of Scientific Translation at the Francis Crick Institute in London from 2014 to 2017. Prior to that, Dr. Roblin was Head of Research, Site Director and Chief Medical Officer for Europe R&D at Pfizer Inc. from 2008 to 2011 and was Head of Therapy Area for Anti-infectives at Bayer AG from 1997 to 1999. After Dr. Roblin left Pfizer Inc., he was Chief Medical Officer to a number of biotechnology companies including Creabilis SA where he held that role from 2011 until 2014. Dr Roblin has a degree in biochemistry from University College London and later qualified in medicine from St George’s Hospital. He is a Fellow of the Royal College of Physicians and a Fellow of the Faculty of Pharmaceutical Medicine. He is an honorary Professor of Medicine at Swansea University and Professor of Translational Medicine at St George’s. He is also a member of the board of directors of MedCity and Destiny Pharma Ltd. Before entering the life sciences industry, Dr Roblin practiced medicine for five years.

Key Employees

Ralf Rosskamp has served as our Chief Medical Officer since September 2015. Prior to joining our company, Dr. Rosskamp served as Vice President, Global Clinical Development at NPS Pharmaceuticals, Inc. from July 2013 to May 2015, which was subsequently acquired by Shire Pharmaceuticals. Prior to that, Dr. Rosskamp was Executive Vice President, Research and Development, at Ikaria, Inc., a biotherapeutics company from 2007 to 2010. Dr. Rosskamp has also served as Executive Vice President, R&D of Kos Pharmaceuticals, Inc. (acquired by Abbott Laboratories), Vice President, Global Therapeutic Area Endocrinology, Metabolism, Rheumatology and Bone at Aventis Pharmaceuticals Inc. and Head, Clinical Research—Metabolism and Global Clinical Director, Recombinant Products at Hoechst AG. In his academic career, Dr. Rosskamp served as Associate Professor, Pediatric Endocrinology in the Department of Pediatrics at the University of Bonn. He received an M.D. from the University of Bonn and is a board-certified pediatrician in Germany.

Jonathon Tinsley joined our company in April 2005 and has served as our Chief Scientific Officer, DMD, since October 2013. During his time with our company, Dr. Tinsley has overseen the development of our utrophin modulation program for the treatment of DMD from early discovery through to patient clinical trials. Dr. Tinsley previously worked in the laboratories of Professor Kay Davies at the University of Oxford. He is the co-author of over 35 peer reviewed scientific publications related to utrophin biology and the co-inventor on a number of patents related to utrophin biology. Prior to joining our company, Dr. Tinsley was the Head of Biology at Oxagen Limited and a Senior Research Fellow at the Medical Research Council. Dr. Tinsley received a Ph.D. in cancer studies from the University of Birmingham and a B.Sc. in microbiology from the University of Leeds.

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

Non-Employee Directors

Frank Armstrong has served as a member of our board of directors since November 2012 and Non-Executive Chairman since June 2013. Dr. Armstrong is currently President of Dr Frank M Armstrong Consulting Limited, a position he has held since 2012. Prior to this, Dr. Armstrong led Medical Science and Innovation at Merck Serono, the biopharmaceutical division of Merck KGaA, from 2010 to 2011. Dr. Armstrong was also Head of Worldwide Product Development at Bayer AG from 1998 to 2001 and held various positions at ICI plc and Zeneca plc, now AstraZeneca plc, from 1985 to 1998. Dr. Armstrong has served as the Chief Executive Officer at five biotechnology companies, including Fulcrum Pharma plc, which is listed on AIM, CuraGen Corporation, a NASDAQ-listed company that was acquired by Celldex Therapeutics, Inc., Bioaccelerate Holdings Inc., Provensis Ltd. and Phoqus Pharmaceuticals plc. Dr. Armstrong is the Non-Executive Chairman of Faron

Pharmaceuticals Oy and Caldan Therapeutics Ltd; a Non-Executive Director of Juniper Pharmaceuticals Inc. (formerly Columbia Laboratories Inc.), which is listed on NASDAQ, and Mereo Biopharma Group plc; and a Member of the Strategic Advisory Board of HealthCare Royalty Partners and Epidarex Capital. Dr. Armstrong received an honors degree in Biochemistry and an MBChB(MD) in Medicine from the University of Edinburgh in Scotland. He is a Fellow of the Royal College of Physicians, Edinburgh and a Fellow of the Faculty of Pharmaceutical Physicians. We believe that Dr. Armstrong is qualified to serve on our board of directors because of his extensive experience in the biotechnology industry and his medical background.

Barry Price has served as a member of our board of directors since September 2006. Dr. Price spent 28 years with the Glaxo Group of companies, where he held several executive positions including, Managing Director of Glaxochem Ltd. from 1993 to 1995 and Research Director of Glaxo Group Research from 1989 to 1993. Dr. Price also served as a Non-Executive Director of Shire plc, a biopharmaceutical company that is listed on the London Stock Exchange and NASDAQ, from 1996 to 2009, during which time he was involved in developing the company into one of the U.K.’s largest life sciences companies. Dr. Price has previously held directorships at Chiroscience plc, Celltech Group plc, Pharmagene plc, Antisoma plc, and BioWisdom Ltd. Dr. Price received a BSc in chemistry and a Ph. D. in chemistry from the University of Sheffield, and he is a Fellow of the Royal Society of Chemistry. We believe Dr. Price is qualified to serve on our board of directors because of his extensive experience in the pharmaceutical and life sciences industries.

Stephen Davies has served as a member of our board of directors since November 2013 and previously served as a member of our board of directors from 2004 to February 2013. Professor Davies has been a professor at the University of Oxford since 1996 and was appointed Waynflete Professor of Organic Chemistry and Fellow of Magdalen College in 2006. Professor Davies’ areas of expertise include medicinal and asymmetric chemistry. He has published extensively and received numerous awards in his field. Professor Davies co-founded our company, as well as other University of Oxford spin-out companies. He was the founder and Non-Executive Chairman of MuOx Limited and OxRay Ltd and Non-Executive Chairman of Scientific Research Capital Ltd.; is a founder and Non-Executive Director of the Oxstem group of companies; and is a Non-Executive Director of Oxford University Innovation Ltd. Professor Davies received a BA in Chemistry from the University of Oxford, a D.Phil in Organic Chemistry from the University of Oxford, and a D.Sc. in Organic Chemistry from the University of Paris. We believe Professor Davies is qualified to serve on our board of directors because of his extensive experience as an academic and entrepreneur in the biopharmaceutical industry.

Leopoldo Zambeletti has served as a member of our board of directors since May 2014. Mr. Zambeletti has served as an independent strategic advisor to life sciences companies since 2013, focusing on mergers and acquisitions, out-licensing deals and financing strategy. Prior to this, Mr. Zambeletti worked in investment banking for 19 years, during which time he led the European Healthcare Investment teams at JP Morgan and at Credit Suisse. He is a Non-Executive Director of Nogra Pharma Ltd., Advanced Accelerator Applications, Faron Pharmaceuticals Oy, Dignity Services Ltd. and an advisor and co-founder to the U.S. medtech company Qardio. Mr. Zambeletti began his career as an accountant at KPMG. He received his degree in Business Administration from Bocconi University. We believe Mr. Zambeletti is qualified to serve on our board of directors because of his extensive experience in the finance and life sciences industries.

Valerie Andrews has served as a member of our board of directors since September 2014. Most recently, Ms. Andrews served from May 2011 until May 2014 as General Counsel at Vertex Pharmaceuticals Incorporated, a biopharmaceutical company focused on small molecule therapies for cystic fibrosis and other indications. From 2002 to May 2011, Ms. Andrews served in various legal roles at Vertex, including as Deputy General Counsel and Chief Compliance Officer. Prior to joining Vertex, Ms. Andrews was the Executive Director of Licensing for Massachusetts General Hospital and Brigham and Women’s Hospital from September 2001 to March 2002. From 1989 to 2001, Ms. Andrews served as a corporate lawyer at Hill & Barlow PC, where she became a partner in 1997. In her professional roles, Ms. Andrews has garnered expertise in areas including corporate strategy, strategic transactions, corporate governance, executive compensation, risk management, and compliance. Ms. Andrews served as a Non-Executive Director of Juniper Pharmaceuticals Inc. (formerly

Columbia Laboratories) from 2005 until 2015. Ms. Andrews received a B.A. in Chemistry and Psychology from Duke University and a J.D. from Boston College. We believe Ms. Andrews is qualified to serve on our board of directors because of her extensive skills in business and legal matters related to the pharmaceuticals industry.

David M. Wurzer has served as a member of our board of directors since February 2015. Mr. Wurzer is currently the Executive Vice President and Chief Investment Officer at Connecticut Innovations, a state-funded venture capital fund, where he previously served as Senior Managing Director and Managing Director. Prior to joining Connecticut Innovations in November 2009, Mr. Wurzer served as Executive Vice President, Treasurer and Chief Financial Officer at CuraGen Corporation from 1997 to 2008. He also held numerous positions at Value Health Inc. from 1991 to 1997, including Senior Vice President, Treasurer and Chief Financial Officer. Mr. Wurzer is a Non-Executive Director of Special Diversified Opportunities, Inc., Thetis Pharmaceutical LLC, My Gene Counsel LLC, Natural Polymer Devices Inc. and Axerion Therapeutics, Inc.; from 2010 to 2012 he was a Non-Executive Director of DUSA Pharmaceuticals, Inc. and from 2010 to 2015 he was a Non-Executive Director of Response Genetics Inc. Mr. Wurzer is a Certified Public Accountant and began his career with Coopers & Lybrand, which is now part of PricewaterhouseCoopers. He received a B.B.A. from the University of Notre Dame. We believe Mr. Wurzer is qualified to serve on our board of directors because of his extensive experience in the pharmaceutical and biotechnology industries and his finance and accounting background.

B. Compensation

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our current directors and executive officers for services provided in all capacities to us or our subsidiaries for the year ended January 31, 2017, as well as the amount contributed by us into money purchase plans for the year ended January 31, 2017 to provide pension benefits to our current directors and executive officers.

Directors’ and Executive Management Compensation

For the year ended January 31, 2017, the table below sets out the compensation paid to our current directors and executive officers.

Compensation for Year Ended January 31, 2017 for Current Directors and Executive Management

Name	Salary and Bonus / Fees	Taxable Benefits(1)	Pension Benefit	Total
Glyn Edwards	£609,000	£2,226	£17,400	£628,626
Chief Executive Officer and Executive Director

Erik Ostrowski	$793,800	—	$14,100	$807,900
Chief Financial Officer

Frank Armstrong	£59,167	£904	—	£60,071
Non-Executive Chairman

Barry Price	£30,834	£446	—	£31,280
Non-Executive Director

Stephen Davies	£31,667	—	—	£31,667
Non-Executive Director

Leopoldo Zambeletti	£27,500	£302	—	£27,802
Non-Executive Director

Valerie Andrews	£50,372	£2,584	—	£52,956
Non-Executive Director

David Wurzer	£42,954	£2,146	—	£45,100
Non-Executive Director

(1)	Taxable benefits represent the value of the personal benefits granted, which include private medical insurance and life assurance for executive officers and travel costs (and associated income tax and national insurance contributions which were settled on behalf of the Non-Executive Directors) for attendance at board meetings for the Non-Executive Directors. Amounts included are based on the taxable benefits reported in the year ended January 31, 2017 to HM Revenue & Customs.

Total compensation set out in the table above does not include any amounts for the value of options to acquire our ordinary shares granted to or held by the directors and executive management, which is described in “Compensation—Outstanding Equity Awards, Grants and Option Exercise” in this Annual Report.

Bonuses

Our Executive Director and Chief Financial Officer are eligible for annual bonuses at the discretion of our board and, in the case of our Executive Director, our remuneration committee. Annual bonuses are based on achievement of strategic and financial measures and personal performance objectives. Our Executive Director is eligible for annual bonus potential of 150% of his gross base salary to be paid in share options, cash or a combination of both at the discretion of our board. On January 31, 2017, our Executive Director was awarded a bonus representing 110% of his gross base salary, which was paid in cash in February 2017. Mr. Ostrowski, our Chief Financial Officer, is eligible for a discretionary annual bonus in an amount up to 40% of his annual base salary, as determined by our board of directors. On January 31, 2017, Mr. Ostrowski was awarded a bonus representing 110% of his annual base salary. The bonus was paid in cash in February 2017.

Outstanding Options As of January 31, 2017 for Current Directors and Executive Management

Outstanding Equity Awards, Grants and Option Exercise

During the year ended January 31, 2017, options to purchase 360,576 ordinary shares were awarded to our current directors and executive officers. The table below sets out information on outstanding options granted to our current directors and executive officers as of January 31, 2017.

Name	Date of grant	At February 1, 2016	Granted during the period	Lapsed during the period	At January 31, 2017	Price per share (£)	Date from which exercisable	Expiration date
Glyn Edwards	May 10, 2012	150,046	—	—	150,046	0.60	Note 1	May 10, 2022
Chief Executive Officer and Executive Director	May 10, 2012	657,500	—	—	657,500	0.60	Note 2	May 10, 2022
	January 31, 2013	72,973	—	—	72,973	0.20	Note 3	January 31, 2023
	December 18, 2013	300,000	—	(300,000)	—	1.85	Note 4	December 18, 2023
	December 18, 2013	76,364	—	—	76,364	0.20	Note 5	December 18, 2023
	July 15, 2014	600,000	—	—	600,000	1.26	Note 6	July 15, 2024
	June 16, 2015	887,333	—	—	887,333	1.43	Note 11	June 16, 2025
	June 23, 2016	—	110,576	—	110,576	0.01	Note 12	June 23, 2026

		2,744,216	110,576	(300,000)	2,554,792

Erik Ostrowski	June 23, 2014	400,000	—	—	400,000	1.48	Note 7	June 23, 2024
Chief Financial Officer	June 16, 2015	400,000	—	—	400,000	1.43	Note 11	June 16, 2025
	June 23, 2016	—	250,000	—	250,000	1.05	Note 13	June 23, 2026

		800,000	250,000	—	1,050,000

Barry Price	April 7, 2011	13,981	—	—	13,981	0.65	Note 8	April 7, 2021
Non-Executive Director	December 18, 2013	25,000	—	(25,000)	—	1.85	Note 4	December 18, 2023
	July 15, 2014	17,500	—	—	17,500	1.26	Note 6	July 15, 2024
	June 16, 2015	25,000	—	—	25,000	1.43	Note 11	June 16, 2025

		81,481	—	(25,000)	56,481

Frank Armstrong	December 18, 2013	75,000	—	(75,000)	—	1.85	Note 4	December 18, 2023
Non-Executive Director	July 15, 2014	37,500	—	—	37,500	1.26	Note 6	July 15, 2024
	June 16, 2015	50,000	—	—	50,000	1.43	Note 11	June 16, 2025

		162,500	—	(75,000)	87,500

Stephen Davies	December 18, 2013	25,000	—	(25,000)	—	1.85	Note 4	December 18, 2023
Non-Executive Director	July 15, 2014	17,500	—	—	17,500	1.26	Note 6	July 15, 2024
	June 16, 2015	25,000	—	—	25,000	1.43	Note 11	June 16, 2025

		67,500	—	(25,000)	42,500

Leopoldo Zambeletti	June 23, 2014	25,000	—	—	25,000	1.48	Note 9	June 23, 2024
Non-Executive Director	June 16, 2015	25,000	—	—	25,000	1.43	Note 11	June 16, 2025

		50,000	—	—	50,000

Valerie Andrews	December 23, 2014	25,000	—	—	25,000	1.37	Note 10	December 23, 2024
Non-Executive Director	June 16, 2015	25,000	—	—	25,000	1.43	Note 11	June 16, 2025

		50,000	—	—	50,000

David Wurzer Non-Executive Director	June 16, 2015	25,000	—	—	25,000	1.43	Note 11	June 16, 2025

		25,000	—	—	25,000

1

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
2	The options are split into four tranches with varying performance conditions attached and will only vest if the average closing share price of our ordinary shares on AIM is equal or greater than the specified condition in any period of 60 consecutive calendar days, ending on or before the fifth anniversary of the date of grant. Details of the tranches are as follows: 207,500 with a performance condition based on an average closing share price of £4.00; 200,000 with a performance condition based on an average closing share price of £6.00; 150,000 with a performance condition based on an average closing share price of £8.00; and 100,000 with a performance condition based on an average closing share price of £10.00. The options will lapse if the performance condition is not met by the fifth anniversary of the date of grant.
3	These options were awarded under our bonus incentive. They vested and became exercisable on July 31, 2013.
4	These options failed to meet their performance condition and have lapsed.
5	These options vested and became exercisable on June 18, 2014. These options were awarded as a bonus for the fiscal year ended January 31, 2014 representing 70% of Mr. Edwards’ gross basic salary for such fiscal year.
6	These options vested and can be exercised in full on or after the third anniversary of the date of grant.
7	These options vest and become exercisable in the following proportions, assuming the average closing share price of our ordinary shares on AIM during the two months prior to each relevant vesting date is £2.213 or higher: 25% on the second anniversary of the date of grant, 75% on the third anniversary of the date of grant and 100% on the fourth anniversary of the date of grant. These options will lapse if the performance condition is not met by the fourth anniversary of the date of grant.
8	These options were capable of vesting and exercise on or after April 8, 2014 subject to the meeting of performance conditions relating to our share price. In order to vest in full, the average closing share price of our ordinary shares on AIM would have had to exceed £3.00 over the two months ending April 7, 2014. If the performance conditions were not satisfied in full, or in part, the options would lapse in respect of those option shares that did not vest. The performance period has now passed and, accordingly, only 13,981 options have vested and 11,019 options have lapsed since January 31, 2014.
9	These options vest in full subject to (i) completion of Phase 2 proof of concept trials in both the Duchenne muscular dystrophy and Clostridium difficile infection programs or the third anniversary of the date of grant, whichever is sooner and (ii) the average closing share price of our ordinary shares on AIM being equal or greater than £2.213 in any period of 30 consecutive days ending on or before the third anniversary of the date of grant.
10	These options vest if the average closing share price of our ordinary shares on AIM is equal or greater than £2.055 in any period of 30 consecutive days during the period from the date of the grant to September 18, 2017. Once vested, 25% of the options can be exercised on or after September 18, 2016 and all of the options, if vested, can be exercised on or after September 18, 2017. These options will lapse if the performance condition is not met by September 18, 2017.
11	These options vest if the average closing share price of our ordinary shares on AIM is equal or greater than £2.145 in any period of 30 consecutive days during the period from the date of the grant to June 16, 2018. Once vested, a third of the options can be exercised on or after June 16, 2017 and all of the options, if vested, can be exercised on or after June 16, 2018. These options will lapse if the performance condition is not met by June 16, 2018.
12	These options vested and became exercisable on July 21, 2016. These options were awarded as part settlement of the bonus awarded for the fiscal year ended January 31, 2016 representing 50% of Mr. Edwards’ gross basic salary for that fiscal year.
13	These options will vest in full on June 23, 2019 subject to achievement of performance conditions pertaining to certain corporate and program development milestones. These options will lapse in full if the performance conditions are not met by June 23, 2019.

We periodically grant share options to employees, including executive officers, to incentivize employees, and align their interests with shareholders. We intend to grant additional options subject to a cap, as previously agreed with shareholders, of up to 15% of total issued share capital in any ten-year period.

Pension Benefits

We operate a defined contribution pension scheme which is available to all employees of our group. For the year ended January 31, 2017, we paid a total of £17,400 in lieu of pension contributions in respect of our Executive Director. In addition, for the year ended January 31, 2017, we made payments of $14,100 into our Chief Financial Officer’s 401(k) plan.

Employment Agreements and Letters of Appointment

Non-Executive Directors

Our non-executive directors have each entered into a letter of appointment with us. Each non-executive director’s letter of appointment provides for a continuous term for each non-executive director until termination of the letter of appointment. The letters of appointment automatically terminate if the relevant non-executive director is not re-elected to office by the shareholders, is removed from office by a resolution of the shareholders, vacates his or her office, is adjudged bankrupt or enters into any composition or arrangement with his or her creditors, is guilty of misconduct or commits a serious persistent breach of his or her appointment letter, or is unable to perform his or her duties under the appointment for 90 days in aggregate in any period of 12 months. The letters of appointment may also be terminated by mutual agreement or effective immediately upon written notice by one party to the other at any time. Each letter of appointment also includes confidentiality provisions for the protection our confidential information.

Until November 30, 2016, each non-executive director, with the exception of Dr. Armstrong, received £25,000 per annum for payment for services provided to us. Dr. Armstrong received £50,000 per annum, which included payment for services as chairman of our board of directors. Dr. Price and Professor Davies each received an additional £5,000 per annum for each committee they sit on, Mr. Wurzer received an additional £10,000 per annum as payment for services as chair of our audit committee and Ms. Andrews received an additional £5,000 for the committee she sits on and an additional £10,000 per annum as payment for services as chair of our remuneration committee. On and after December 1, 2016, each non-executive director, with the exception of Dr. Armstrong, Mr. Wurzer and Ms. Andrews, received £35,000 per annum for payment for services provided to us. Dr. Armstrong receives £75,000 per annum, which included payment for services as chairman of our board of directors. Mr. Wurzer receives $67,000 per annum and Ms. Andrews receives $77,000 per annum, in each case, as payment for services provided to us and includes payment for services as chair of the audit and remuneration committees. resprectively. Dr. Price and Professor Davies each receive an additional £5,000 per annum for each committee they sit on. Under the letters of appointment, each non-executive director is also entitled to reimbursement for all reasonable expenses incurred in connection with his or her duties as a non-executive director and that are in line with our expense policy.

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

Under his service agreement, Mr. Edwards initially received a salary of £200,000 per annum payable in arrears by equal monthly installments plus reasonable expenses. Effective in February 2017, Mr. Edwards’ salary increased to £304,500 per annum. Mr. Edwards’ service agreement also provides for a monthly pension contribution equal to 6% of salary, private medical cover (including cover for his spouse) and life assurance (for four times his gross salary). A share option package, as agreed by the chairman of our remuneration committee, will be awarded to Mr. Edwards subject to the rules of our share option scheme. Under his service agreement Mr. Edwards is prohibited from engaging in any type of business in competition with the business of our group, procuring orders from or doing business with any person who has done or proposed to do business with our group, and endeavouring to entice away from our group any senior manager or director engaged by our group, for a period of 12 months from the date of termination of his agreement. Mr. Edwards is also subject to confidentiality and protection of intellectual property provisions.

Executive Management

Erik Ostrowski, Chief Financial Officer

Mr. Ostrowski was appointed as the chief financial officer pursuant to a letter of employment with Summit Therapeutics Inc. dated May 29, 2014 which continues unless terminated by either party at any time with or without notice. Under his letter of employment, Mr. Ostrowski initially received a salary of $330,000 per annum and also received a signing bonus of $50,000. Effective in February 2017, Mr. Ostrowski’s salary increased to $400,000 per annum.

Mr. Ostrowski is eligible to receive a discretionary bonus in an amount up to 40% of his annual base salary, as determined by our board of directors. Under his letter of employment, Mr. Ostrowski is reimbursed for medical, dental, vision, life and disability insurance coverage up to an aggregate monthly sum of $1,667 until such time as a group insurance policy is established and is paid a monthly bonus amount of $1,650 until such time as a retirement savings plan for the employees of Summit Therapeutics Inc. is established. As Summit Therapeutics Inc. has implemented a group insurance policy and a retirement savings plan for its employees, Mr. Ostrowski is no longer entitled to these reimbursements. In the event that Mr. Ostrowski’s employment is terminated without good cause, he shall receive a severance payment equal to six months of his then-annual base salary plus the value of six months of benefits. Good cause includes willful misconduct, willful or gross neglect of job duties and unauthorized use or disclosure of the group’s confidential information.

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

David Roblin, Chief Operating Officer and President of Research and Development

Dr. Roblin was appointed as the chief operating officer and president of research and development pursuant to a letter of employment with Summit (Oxford) Limited dated November 25, 2016 which became effective on December 16, 2017 and continues unless terminated by either party at any time with or without notice. Under his letter of employment, Dr. Roblin initially will receive a salary of £300,000 per annum, and he is also entitled to an additional £30,000 per annum for the purposes of assuring a second place of residence for Dr. Roblin near Oxford.

Dr. Roblin’s employment agreement provides for a monthly pension contribution (or payments in lieu thereof) equal to 6.0% of salary, private medical coverage for him and his spouse and life insurance coverage equal to an amount that is four times his gross base salary. A share option package equal to twice his base salary, as agreed by the chairman of our remuneration committee, will be awarded to Dr. Roblin at the first available opportunity after he begins working for us full-time, subject to the rules of our share option scheme. Under his employment agreement Dr. Roblin is prohibited from engaging in any type of business in competition with the business of our group, procuring orders from or doing business with any person who has done or proposed to do business with our group, and endeavouring to entice away from our group any senior manager or director engaged by our group, for a period of 6 months from the date of termination of his letter of employment. Dr. Roblin is also subject to confidentiality and protection of intellectual property obligations under his employment letter.

Dr. Roblin is eligible to receive a discretionary bonus in an amount up to 50% of his annual base salary and an annual share option award subject to performance conditions, in each case, as determined by our board of directors.

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

Exercise of Options

Generally, options must be exercised while the participant holds office or employment with a member of our group. In the event, however, that a participant ceases to hold office or employment with a member of our group as a result of ill-health, injury or disability; redundancy or retirement; upon the company for which the participant works ceasing to be a member of our group or the transfer of an undertaking or part-undertaking in which the participant is employed to a company not in our group; or any other reason at the board’s discretion (except where a participant is summarily dismissed) prior to the date on which the award becomes exercisable, the option may be exercised, subject to it lapsing upon certain corporate events, for a period of six months (or such other period as the board may determine) commencing on the date the award vests (as described above). If a participant ceases to hold office or employment with a member of our group on or after the vesting date of the option as a result of the participant’s resignation or an event described in the preceding sentence on or after the date on which the award becomes exercisable, the option may be exercised, subject to it lapsing upon certain corporate events, for a period of six months (or such other period as the board may determine) from the date of such cessation.

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

Amendments

The board may at any time amend the rules of the Incentive Plan or, except as otherwise provided in the Incentive Plan, the terms of any award. An amendment that is to the material disadvantage of the existing rights of a participant will not be made unless the participant has approved the amendment and no amendment will be made that would prevent the Incentive Plan from being an employees’ share scheme under U.K. law.

Termination

The Incentive Plan will terminate, and no award may be granted under the Incentive Plan, after the tenth anniversary of adoption by the Board. The Incentive Plan may also be terminated at any earlier time by the passing of a resolution by the board or an ordinary resolution of the company in general meeting. Termination of the Incentive Plan will be without prejudice to the existing rights of participants.

Schedule 2—Company Share Option Plan

The purpose of the Company Share Option Plan, or CSOP, is to enable us to grant CSOP options to eligible U.K. employees in accordance with the Income Tax (Earnings and Pensions) Act 2003, Schedule 4 (commonly known as the Enterprise Management Incentive Scheme provisions). Substantially all the rules of the Incentive Plan apply to CSOP options but there are a number of differences, including that there is no cash or dividend equivalent or ability to net settle a CSOP option; the eligibility rules are more limited; and the value of awards under the CSOP is subject to lower limits than those in the Incentive Plan.

Schedule 3—U.S. Participants

We have in place rules governing awards granted to our U.S. employees which have been adapted from the Incentive Plan. The rules are substantially the same as the Incentive Plan, but are designed to ensure that awards granted under the Incentive Plan comply with or are exempt from Section 409A of the U.S. Internal Revenue Code.

2005 EMI Scheme Rules

Our 2005 EMI Scheme Rules were adopted on December 1, 2005. Under the scheme we may grant enterprise management incentive options, known as approved options, to those eligible bona fide employees and directors who qualify under applicable U.K. tax law and, to the extent that our employees and directors do not qualify for approved options, unapproved options may be granted to such eligible bona fide employees and directors. Options can no longer be granted under this scheme.

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

Corporate Governance and Committees of the Board

Corporate Governance

Our board of directors is responsible for overall corporate governance and for supervising the general affairs and business of our company and its subsidiaries. As an AIM-listed company, we are subject to the continuing requirements of the AIM Rules for Companies as published by the London Stock Exchange plc from time to time. We are not required to comply with the U.K. Corporate Governance Code by virtue of being an AIM-listed company. Our board, however, seeks to apply the highest standards of corporate governance appropriate for the size and stage of development of the company.

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

Under our articles of association, all of our directors are subject to election by shareholders at the first annual general meeting after their appointment to our board and to re-election by shareholders at least once every three years. Accordingly we plan to put one-third of the directors up for re-election each year and plan to put two of the directors up for re-election at the 2017 annual general meeting. The board considers a classified board structure and the practice of retiring by rotation every three years to be appropriate given that, as a biopharmaceutical company, the nature of our business is to carry out long-term research and development. Further details regarding the directors to be proposed for re-election will be detailed in the 2017 notice of annual general meeting that will be distributed to shareholders in accordance with our articles of association.

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

D. Employees

The number of our employees by geographic location and function as of the end of the period for our fiscal years ended January 31, 2017, 2016 and 2015 was as follows:

	2017	2016	2015
By Geography
United Kingdom	28	25	21
North America	12	12	4

Total	40	37	25

	2017	2016	2015
By Function
Research & Development	24	22	15
General & Administrative	16	15	10

Total	40	37	25

Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

Item 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2017 by:

•	each of the members of our board of directors;

•	each of our other executive officers; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Our ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 15, 2017 are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the ordinary shares beneficially owned by them. Except as otherwise indicated in the table below, addresses of named beneficial owners are c/o Summit Therapeutics plc, 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire OX14 4SB, United Kingdom. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares.

	Ordinary shares beneficially owned
Name of beneficial owner	Shares	%
Executive officers and directors
Glyn Edwards(1)	843,292	1.35%
Erik Ostrowski	—	—
Frank Armstrong(2)	26,942	*
Barry Price(3)	95,544	*
Stephen Davies(4)	590,814	*
Leopoldo Zambeletti	—	—
Valerie Andrews	10,500	*
David Wurzer	7,500	*
All executive officers and directors as a group (8 persons)(5)	1,574,592	2.54%
5% shareholders
Lansdowne Partners (UK) LLP(6)	15,727,170	25.41%
Point72 Asset Management, L.P.(7)	4,630,995	7.48%
Robert Keith(8)	4,294,816	6.94%

*	Less than one percent.

(1)	Consists of (a) 609,959 ordinary shares underlying options that are exercisable as of March 15, 2017 or will become exercisable within 60 days after such date and (b) 233,333 ordinary shares.
(2)	Consists of (a) 12,500 ordinary shares underlying options that are exercisable as of March 15, 2017 or will become exercisable within 60 days after such date and (b) 14,442 ordinary shares.
(3)	Consists of (a) 19,814 ordinary shares underlying options that are exercisable as of March 15, 2017 or will become exercisable within 60 days after such date and (b) 75,730 ordinary shares.
(4)	Consists of (a) 5,833 ordinary shares underlying options that are exercisable as of March 15, 2017 or will become exercisable within 60 days after such date and (b) 584,981 ordinary shares.
(5)	Consists of (a) 648,106 ordinary shares underlying options that are exercisable as of March 15, 2017 or will become exercisable within 60 days after such date and (b) 926,486 ordinary shares.
(6)	These shares are registered in the name of HSBC Client Holdings Nominee (UK) Limited. Lansdowne Partners (UK) LLP may be deemed to have voting and dispositive power over the ordinary shares. Investment decisions with respect to the ordinary shares held by Lansdowne Partners (UK) LLP can be made by Stuart Roden, Peter Davies and Jonathan Regis. The address of Lansdowne Partners (UK) LLP is 15 Davies Street, London, W1K 3AG.
(7)	This information is based on a Schedule 13G filed on February 10, 2017 by Point72 Asset Management, L.P., Point72 Capital Advisors, Inc. and Steven A. Cohen. Each of Point72Asset Management, L.P., Point72 Capital Advisors, Inc. and Mr. Cohen reported that it or he has shared voting and dispositive power with respect to 4,630,995 of our ordinary shares held by certain investment funds managed by Point72Asset Management, L.P. Point72 Capital Advisors, Inc. is the general partner of Point72 Asset Management, L.P., and Mr. Cohen controls Point72 Capital Advisors, Inc. The address provided therein for Point72 Asset Management, L.P., Point72 Capital Advisors, Inc. and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902. Each of Point72 Asset Management, L.P., Point72 Capital Advisors Inc. and Mr. Cohen disclaims beneficial ownership of such shares.
(8)	This information is based on information contained in a TR-1 Notification send to us on January 25, 2017 by Robert Keith.

Bank of New York Mellon, or BNY Mellon, is the holder of record for the company’s ADR program, pursuant to which each ADS represents five ordinary shares. As of March 15, 2017, BNY Mellon held 23,569,880 ordinary shares representing 38.1% of the issued share capital held at that date. As of March 15, 2017, we had one holder of record with an addresse in the United States, and such holder held less than one percent of our outstanding ordinary shares. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

To our knowledge, there has been no significant change in the percentage ownership held by the principal shareholders listed above since March 15, 2017.

B. Related Party Transactions

Since February 1, 2016, we have not engaged in any transactions with our directors, executive officers or holders of 5% or more of our ordinary shares, or affiliates of our directors, executive officers or holders of more than 5% of our ordinary shares that are required to be described in this Annual Report pursuant to Item 7.B. of Form 20-F.

C. Interests of Experts and Counsel

Not applicable.

Item 8: Financial Information

A. Consolidated Financial Statements and Other Financial Information.

See “Item 18. Financial Statements.”

B. Significant Changes.

There have been no significant changes since January 31, 2017.

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

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on AIM in pounds sterling and U.S. dollars. Price per ordinary share in U.S. dollars amounts below have been translated into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on January 31, 2017 of £1.00 to $1.2585.

	Price Per Ordinary Share		Price Per Ordinary Share
	£		$
	High	Low	High	Low
Annual (Fiscal Year Ended January 31):
2013	1.65	0.45	2.08	0.57
2014	3.90	0.78	4.91	0.98
2015	2.20	1.04	2.77	1.31
2016	1.84	1.17	2.32	1.47
2017	2.53	0.91	3.18	1.15

Quarterly:
First Quarter 2016	1.84	1.36	2.32	1.71
Second Quarter 2016	1.61	1.33	2.03	1.67
Third Quarter 2016	1.63	1.29	2.05	1.62
Fourth Quarter 2016	1.50	1.17	1.89	1.47
First Quarter 2017	1.33	0.94	1.67	1.18
Second Quarter 2017	1.26	1.00	1.59	1.26
Third Quarter 2017	2.53	0.91	3.18	1.15
Fourth Quarter 2017	1.95	1.43	2.45	1.80

Monthly:
September 2016	1.50	0.91	1.89	1.15
October 2016	2.53	1.31	3.18	1.65
November 2016	1.95	1.68	2.45	2.11
December 2016	1.73	1.43	2.18	1.80
January 2017	1.95	1.43	2.45	1.80
February 2017	1.98	1.83	2.49	2.30
March 2017 (through March 27, 2017)	2.20	2.00	2.77	2.52

On March 27, 2017, the last reported sales price of our ordinary shares on AIM was £2.13 per ordinary share ($2.58 per ordinary share).

Our American Depositary Shares, or ADSs, have been trading on the NASDAQ Global Market under the symbol “SMMT” since March 5, 2015. The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the NASDAQ Global Market in U.S. dollars.

	Price Per ADS
	$
	High	Low
Annual (Fiscal Year Ended January 31):
2016	13.68	8.25
2017	14.35	5.50

Quarterly:
First Quarter 2016 (from March 5, 2015)	13.68	10.19
Second Quarter 2016	13.00	10.13
Third Quarter 2016	13.29	10.10
Fourth Quarter 2016	11.80	8.25
First Quarter 2017	10.97	6.35
Second Quarter 2017	9.84	7.00
Third Quarter 2017	14.35	5.50
Fourth Quarter 2017	12.08	8.12

Monthly:
September 2016	10.02	5.50
October 2016	14.35	8.65
November 2016	12.08	9.83
December 2016	10.27	8.12
January 2017	11.85	8.47
February 2017	12.23	10.76
March 2017 (through March 27, 2017)	13.21	12.11

On March 27, 2017, the last reported sales price of our ADSs on the NASDAQ Global Market was $12.62 per ADS.

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

B. Memorandum and Articles of Association

We incorporate by reference into this Annual Report the description of our amended articles of association contained in our Registration Statement on Form F-1 (File No. 333-201807) originally filed with the SEC on January 30, 2015, as amended.

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

Income Tax

A dividend received by individual U.K. Holders will be subject to U.K. income tax. The system of grossing up dividends has been abolished from April 2016 and replaced with a simple rate of tax on dividends referred to below.

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

The rate of U.K. income tax that is chargeable on dividends received in the tax year 2016/2017 onward by (i) an additional rate taxpayer is 38.1%, (ii) a higher rate taxpayer is 32.5%, and (iii) a basic rate taxpayer is 7.5%. An individual U.K. Holder may be entitled to a tax-free dividend allowance (in addition to their personal allowance) of £5,000 reduced to £2,000 for the tax year 2018/9. An individual’s dividend income is treated as the top slice of their total income that is chargeable to U.K. income tax. Dividends which fall within an individual’s personal income tax allowance do not form part of the dividend tax-free allowance.

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

Taxation of Disposals

U.K. Holders

A disposal or deemed disposal of an ordinary share or ADS by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of an ordinary share or ADS are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual exemption for tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2016/2017 tax year is £11,100 increasing to £11,300 for the 2017/18 tax year. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an ordinary share or an ADS is taxed at the rate of 20%. In other cases, a taxable capital gain accruing on a disposal of an ordinary share or ADS may be taxed at the rate of 10% or the rate of 20% or at a combination of both rates.

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

If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional) any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is cancelled to avoid a double charge as the stamp duty has been paid.

Under current HMRC guidance, no U.K. stamp duty should be payable on a written instrument transferring an ADS or on a written agreement to transfer an ADS, on the basis that an ADS is not regarded as either “stock” or a “marketable security” for U.K. stamp duty purposes.

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

The Proposed Financial Transactions Tax

The European Commission has published a proposal for a Directive for a common Financial Transactions Tax, or FTT, in Belgium, Germany, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (described below as the “participating Member States”).

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

The FTT proposal remains subject to negotiation between the participating Member States. Further, the legality of the FTT proposals is at present uncertain. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate. The FTT proposal remains only a proposal and little progress has been made in recent years; the impact of an FTT on us and holders of our ordinary shares and ADS is made more uncertain following the U.K.’s decision to withdraw from the European Union. Prospective holders of an ordinary share or ADS are advised to seek their own professional advice in relation to the FTT.

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

Foreign Account Tax Compliance Act, or FATCA, and Related Provisions

Under certain circumstances, the Company or its paying agent may be required, pursuant to the FATCA provisions of the Code (or analogous provisions of non-U.S. law ) and regulations or pronouncements thereunder, any “intergovernmental agreement” entered into pursuant to those provisions or any U.S. or non-U.S. fiscal or regulatory legislation, rules, guidance notes or practices adopted pursuant to any such agreement, to withhold U.S. tax at a rate of 30% on all or a portion of payments of dividends or other corporate distributions which are treated as “foreign passthru payments” made on or after the earlier of (i) January 1, 2019 and (ii) the date of publication of final regulations defining the term “foreign passthru payment,” if such payments are not exempt from such withholding. The Company believes, and this discussion assumes, that the Company is not a “foreign financial institution” for purposes of FATCA. The rules regarding FATCA and “foreign pass-thru payments,” including the treatment of proceeds from the disposition of ordinary shares, are not completely clear, and further guidance may be issued by the IRS that would clarify how FATCA might apply to dividends or other amounts paid on or with respect to ordinary shares.

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

Item 11: Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of financial risks: foreign currency risk, interest rate risk, credit risk and liquidity risk. Our principal financial instrument comprises cash and cash equivalents, and this is used to finance our operations. We have various other financial instruments such as trade receivables and payables that arise directly from our operations. The category of loans and receivables contains only trade and other receivables, shown on the face of the balance sheet, all of which mature within one year. We have compared fair value to book value for each class of financial asset and liability and no difference was identified, other than in respect of financial liabilities on funding arrangements. The fair value at January 31, 2017 was calculated to be £8.3 million. Further information is included in note 18 to our consolidated financial statements appearing at the end of this Annual Report. We have a policy, which has been consistently followed, of not trading in financial instruments.

Foreign Currency Risk

Foreign currency risk refers to the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. Our net income and financial position, as expressed in pounds sterling, are exposed to movements in foreign exchange rates against the U.S. dollar and the euro. The main trading currencies are pounds sterling, the U.S. dollar, and the euro. We are exposed to foreign currency risk as a result of operating transactions, capital raises in the United States, payment in U.S. dollars for any milestone or royalty payment received under our license and collaboration agreement with Sarepta and the translation for foreign bank accounts. We monitor our exposure to foreign exchange risk. Exposures are generally managed through natural hedging via the currency denomination of cash balances and any impact currently is not material to us.

Interest Rate Risk

We do not hold any derivative instruments to manage interest rate risk.

Credit Risk

Our credit risk with respect to customers is limited and we did not have any trade receivables outstanding as of January 31, 2017. Financial instruments that potentially expose us to concentrations of credit risk consist primarily of short-term cash investments and trade accounts receivable.

Liquidity Risk

We have funded our operations since inception primarily through the issuance of equity securities. We have also received funding from our license and collaboration agreement with Sarepta, as well as philanthropic, non-government and not for profit organizations and patient advocacy groups and grant funding from government entities. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

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

We received proceeds of approximately $32.7 million from our IPO, net of underwriting discounts and commissions and the expenses described above. As of January 31, 2017, we had used all of the net proceeds from the IPO, as follows:

•	approximately $21.6 million related to our DMD activities including to complete our Phase 1b modified diet clinical trial, to complete our Phase 1 clinical trial that evaluated a new formulation of ezutromid, to advance our ongoing PhaseOut DMD clinical trial and to advance our pipeline of future generation utrophin modulators;

•	approximately $6.7 million to complete our Phase 2 clinical trial of ridinilazole and advance our ongoing exploratory Phase 2 clinical trial of ridinilazole compared to fidaxomicin;

•	approximately $2.0 million to prepare ridinilazole for our two, planned Phase 3 clinical trials; and

•	approximately $2.4 million on working capital and general corporate purposes.

Pending such expenditures, we deposited such proceeds with reputable U.K.-based and U.S.-based banking institutions.

Item 15: Controls and Procedures.

A. Disclosure Controls and Procedures.

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the company’s management, which is responsible for the management of the internal controls, and which includes our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation of our disclosure controls and procedures as of January 31, 2017, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

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

Our management has assessed the effectiveness of internal control over financial reporting as of January 31, 2017 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of January 31, 2017 was effective.

C. Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of our registered public accounting firm as we are an emerging growth company.

D. Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended January 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B: Code of Ethics

Our Code of Business Conduct and Ethics is applicable to all of our employees, officers and directors and is available on our website at http://www.summitplc.com. Our Code of Business Conduct and Ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Our directors and officers have an obligation under our Code of Business Conduct and Ethics to advance our company’s interests when the opportunity to do so arises. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider information on our website to be part of this Annual Report.

Item 16C: Principal Accountant Fees and Services

The following table sets forth, for each of the years indicated, the aggregate fees billed to us for services rendered by PricewaterhouseCoopers LLP, our independent registered public accounting firm.

	Year Ended January 31,
	2017	2016
	(in thousands)
Audit Fees	£230	£115
Audit-Related Fees(1)	166	164
Tax Fees(2)	62	20
All Other Fees(3)	—	—

Total	£458	£299

(1)	For the year ended January 31, 2017, audit-related fees includes assurance reporting on information included in our registration statement on Form F-3 that was originally filed with the U.S. Securities and Exchange Commission on May 12, 2016.
(2)	Fees relate to the aggregated fees for services rendered on tax compliance, tax advice and tax planning.
(3)	No fees incurred in this category.

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

Item 18: Financial Statements

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19: Exhibits

Exhibit No.	Description

1.1	Articles of Association of Summit Therapeutics plc (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

2.1	Specimen certificate evidencing ordinary shares of Summit Therapeutics plc (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

2.2	Form of Deposit Agreement among Summit Therapeutics plc, The Bank of New York Mellon, as depositary, and all Owners and Holders of ADSs issued thereunder (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

2.3	Form of American Depositary Receipt (included in Exhibit 2.2) (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

2.4	Warrant Instrument, dated April 4, 2012, creating warrant to subscribe for shares in Summit Therapeutics plc issued to Singer Capital Markets Limited (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

2.5	Warrant Instrument, dated November 22, 2013, relating to Warrants in Registered Form to Subscribe for Ordinary Shares in Summit Therapeutics plc (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.1†	Grant Agreement, entered into as of December 15, 2011, by and between Duchenne Partners Fund and Summit Therapeutics plc (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.2†	MDA Venture Philanthropy Grant Contract, entered into as of December 15, 2011, by and between Muscular Dystrophy Association, Inc. and Summit Therapeutics plc (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.3†	Translation Award Funding Agreement, entered into as of October 19, 2012, by and between the Wellcome Trust Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 27, 2015)

4.4†	Agreement for the Sponsorship of a Research Programme, dated November 22, 2013, by and between The Chancellor Masters and Scholars of the University of Oxford; Isis Innovation Limited; and Summit Therapeutics plc (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.5†	Deed of Licence of Know-How, dated November 22, 2013, by and between Isis Innovation Limited and MuOx Limited (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

Exhibit No.	Description

4.6†	Supplemental Variation Deed, dated July 24, 2014, by and between Isis Innovation Limited and MuOx Limited (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.7†	Option Agreement, dated November 22, 2013, by and between The Chancellor Masters and Scholars of the University of Oxford, Isis Innovation Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.8†	Variation Agreement, dated July 16, 2014, by and between The Chancellor Masters and Scholars of the University of Oxford, Isis Innovation Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.9	Lease, dated June 21, 2013, by and between MEPC Milton Park No. 1 Limited and MEPC Milton Park No. 2 Limited on behalf of MEPC Milton LP and Summit Therapeutics plc (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.10	Service Agreement, effective as of January 14, 2015, by and between Cambridge Innovation Center and Summit Therapeutics Inc. (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

4.11	2005 Enterprise Management Incentive Scheme (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.12	Letter of Appointment, dated November 20, 2014, by and between Summit Therapeutics Inc. and Valerie Andrews (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.13	Letter of Appointment, dated November 21, 2012, by and between Summit Therapeutics plc and Frank Armstrong (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.14	Letter of Appointment, dated December 19, 2013, by and between Summit Therapeutics plc and Stephen Davies (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.15	Letter of Appointment, dated August 8, 2013, by and between Summit Therapeutics plc and Barry Price (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.16	Letter of Appointment, dated April 16, 2014, by and between Summit Therapeutics plc and Leopoldo Zambeletti (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

Exhibit No.	Description

4.17	Letter of Appointment, dated February 18, 2015, by and between Summit Therapeutics plc and David Wurzer (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

4.18	Form of Deed of Indemnity (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

4.19	Deed of Variation, dated November 16, 2015, relating to the Warrant Instrument, dated November 22, 2013 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on May 12, 2016)

4.20†	Variation Agreement, dated November 16, 2015, relating to the Option Agreement, dated November 22, 2013, by and between the University of Oxford, Isis Innovation Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on May 12, 2016)

4.21†	Second Variation Agreement, dated November 16, 2015, relating to the Agreement for the Sponsorship of a Research Programme, dated November 22, 2013, by and between the Chancellor Masters and Scholars of the University of Oxford, Isis Innovation Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on May 12, 2016)

4.22	2016 Long Term Incentive Plan (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on May 12, 2016)

4.23*+	License and Collaboration Agreement, dated October 3, 2016, by and between Summit (Oxford) Ltd. and Sarepta Therapeutics, Inc.

4.24*+	Deed of Novation and Variation, dated March 3, 2017, among MuOx Limited, Oxford University Innovation Limited (formerly Isis Innovation Limited) and Summit (Oxford) Limited

4.25*	Lease, dated February 17, 2017, by and among MEPC Milton Park No. 1 Limited, MEPC Milton Park No. 2 Limited and Summit Therapeutics plc

8.1*	Subsidiaries of Summit Therapeutics plc

12.1*	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers LLP

*	Filed herewith.
†	Confidential treatment has been granted as to certain portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
+	Confidential treatment has been requested as to certain portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUMMIT THERAPEUTICS PLC

By:	/s/ Glyn Edwards
Name: Title:	Glyn Edwards Chief Executive Officer

Date: March 30, 2017

SUMMIT THERAPEUTICS PLC

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Summit Therapeutics plc:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of comprehensive income, cash flows, and changes in equity present fairly, in all material respects, the financial position of Summit Therapeutics plc and its subsidiaries at January 31, 2017 and January 31, 2016, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Reading, United Kingdom

March 29, 2017

Consolidated Statement of Financial Position

At January 31, 2017 and 2016 and February 1, 2015

	Note	January 31, 2017 £000	January 31, 2016 Adjusted* £000	February 1, 2015 Adjusted* £000
ASSETS
Non-current assets
Goodwill	11	664	664	664
Intangible assets	12	3,470	3,473	3,483
Property, plant and equipment	13	116	83	55

		4,250	4,220	4,202
Current assets
Prepayments and other receivables	14	1,027	1,519	2,630
Current tax receivable		4,248	3,014	1,299
Cash and cash equivalents		28,062	16,304	11,265

		33,337	20,837	15,194

Total assets		37,587	25,057	19,396

LIABILITIES
Non-current liabilities
Deferred income	16	(23,615)	—	—
Financial liabilities on funding arrangements	17	(5,919)	(5,034)	(2,155)
Provisions for other liabilities and charges	19	(85)	(73)	(45)
Deferred tax liability	20	(565)	(664)	(664)

		(30,184)	(5,771)	(2,864)
Current liabilities
Trade and other payables	15	(3,984)	(3,206)	(3,570)
Deferred income	16	(6,912)	—	—

		(10,896)	(3,206)	(3,570)

Total liabilities		(41,080)	(8,977)	(6,434)

Net (liabilities) / assets		(3,493)	16,080	12,962

EQUITY
Share capital	21	618	613	411
Share premium account		46,420	46,035	24,101
Share-based payment reserve		5,136	3,757	2,597
Merger reserve		(1,943)	(1,943)	(1,943)
Special reserve		19,993	19,993	19,993
Currency translation reserve		50	21	62
Accumulated losses reserve		(73,767)	(52,396)	(32,259)

Total (deficit) / equity		(3,493)	16,080	12,962

*	See Note 1 ‘Change in accounting policy’

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

For the year ended January 31, 2017, 2016 and 2015

	Note	Year ended January 31, 2017 £000		Year ended January 31, 2016 Adjusted* £000		Year ended January 31, 2015 Adjusted* £000
Revenue	5	2,304		—		—
Other operating income	7	72		1,281		1,888
Operating expenses
Research and development	7	(18,952)		(16,856)		(10,417)
General and administration	7	(8,277)		(4,771)		(3,704)

Total operating expenses		(27,229)		(21,627)		(14,121)

Operating loss		(24,853)		(20,346)		(12,233)
Finance income		8		30		51
Finance cost	17	(862)		(2,879)		(499)

Loss before income tax		(25,707)		(23,195)		(12,681)
Income tax	9	4,336		3,058		1,297

Loss for the year		(21,371)		(20,137)		(11,384)
Other comprehensive income / (loss)
Exchange differences on translating foreign operations		29		(41)		62

Total comprehensive loss		(21,342)		(20,178)		(11,322)

Basic and diluted earnings per Ordinary Share from operations	10	(35	)p	(34	)p	(29	)p

*	See Note 1 ‘Change in accounting policy’

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows

For the year ended January 31, 2017, 2016 and 2015

	Note	Year ended January 31, 2017 £000s	Year ended January 31, 2016 Adjusted* £000s	Year ended January 31, 2015 Adjusted* £000s
Cash flows from operating activities
Loss before income tax		(25,707)	(23,195)	(12,681)

		(25,707)	(23,195)	(12,681)
Adjusted for:
Finance income		(8)	(30)	(51)
Finance cost		862	2,879	499
Foreign exchange loss / (gain)		711	(169)	78
Depreciation	13	48	38	23
Amortization of intangible fixed assets	12	10	10	10
Movement in provisions	19	12	28	28
Research and development expenditure credit	7	(3)	(44)	(39)
Share-based payment	6	1,379	1,160	961

Adjusted loss from operations before changes in working capital		(22,696)	(19,323)	(11,172)
Decrease in prepayments and other receivables		492	1,106	(2,188)
Increase in deferred income		30,527	—	—
Increase / (decrease) in trade and other payables		813	(366)	1,693

Cash generated from / (used by) operations		9,136	(18,583)	(11,667)
Taxation received		3,005	1,401	658

Net cash generated from / (used by) operating activities		12,141	(17,182)	(11,009)

Investing activities
Purchase of property, plant and equipment		(81)	(66)	(35)
Purchase of intangible assets		(7)	—	—
Interest received		8	30	51

Net cash used in investing activities		(80)	(36)	16

Financing activities
Proceeds from issue of share capital		—	26,101	22,000
Transaction costs on share capital issued		—	(4,187)	(1,482)
Proceeds from exercise of warrants		107	—	—
Proceeds from exercise of share options		283	222	26
Cash received from funding arrangements accounted for as financial liabilities		23	—	423
Cash paid in respect of financial liabilites from funding arrangements		—	—	(739)

Net cash generated from financing activities		413	22,136	20,228

Increase in cash and cash equivalents		12,474	4,918	9,235
Effect of exchange rates in cash and cash equivalents		(716)	121	—
Cash and cash equivalents at beginning of the year		16,304	11,265	2,030

Cash and cash equivalents at end of the year		28,062	16,304	11,265

*	See Note 1 ‘Change in accounting policy’

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Equity

Year ended January 31, 2017, 2016 and 2015

Year ended January 31, 2017

Group	Share capital £000s	Share premium account £000s	Share- based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total Equity £000s
At February 1, 2016 (Adjusted*)	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080
Loss for the year	—	—	—	—	—	—	(21,371)	(21,371)
Currency translation adjustment	—	—	—	—	—	29	—	29

Total comprehensive loss for the year	—	—	—	—	—	29	(21,371)	(21,342)
New share capital issued from exercise of warrants	2	105	—	—	—	—	—	107
Share options exercised	3	280	—	—	—	—	—	283
Share-based payment	—	—	1,379	—	—	—	—	1,379

At January 31, 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)

Year ended January 31, 2016 (Adjusted*)

Group	Share capital £000s	Share premium account £000s	Share- based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total Equity £000s
At February 1, 2015	411	24,101	2,597	(1,943)	19,993	62	(32,259)	12,962
Loss for the year	—	—	—	—	—	—	(20,137)	(20,137)
Currency translation adjustment	—	—	—	—	—	(41)	—	(41)

Total comprehensive loss for the year	—	—	—	—	—	(41)	(20,137)	(20,178)
New share capital issued	198	25,903	—	—	—	—	—	26,101
Transaction costs on share capital issued	—	(4,187)	—	—	—	—	—	(4,187)
Share options exercised	4	218	—	—	—	—	—	222
Share-based payment	—	—	1,160	—	—	—	—	1,160

At January 31, 2016	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080

Year ended January 31, 2015 (Adjusted*)

Group	Share capital £000s	Share premium account £000s	Share- based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total Equity £000s
At February 1, 2014	10,075	40,177	1,636	(1,943)	—	—	(47,166)	2,779
Loss for the year	—	—	—	—	—	—	(11,384)	(11,384)
Currency translation adjustment	—	—	—	—	—	62	—	62

Total comprehensive loss for the year	—	—	—	—	—	62	(11,384)	(11,322)
New share capital issued	3,384	18,616	—	—	—	—	—	22,000
Transaction costs on share capital issued	—	(1,482)	—	—	—	—	—	(1,482)
Cancellation of Deferred Shares	(13,048)	—	—	—	13,048	—	—	—
Reduction of share premium account	—	(33,236)	—	—	33,236	—	—	—
Elimination of losses	—	—	—	—	(26,291)	—	26,291	—
Share options exercised	—	26	—	—	—	—	—	26
Share-based payment	—	—	961	—	—	—	—	961

At January 31, 2015	411	24,101	2,597	(1,943)	19,993	62	(32,259)	12,962

*	See Note 1—‘Change in accounting policy’

The accompanying notes form an integral part of these Consolidated Financial Statements.

Share capital and premium

When shares are issued, the nominal value of the shares is credited to the share capital reserve. Any premium paid above the nominal value is credited to the share premium reserve. Ordinary Shares of Summit Therapeutics plc have a nominal value of 1 pence per share.

Share-based payment reserve

The share-based payment reserve arises as the expense of issuing share-based payments is recognized over time (share option grants). The reserve will fall as share options vest and are exercised, and the impact of the subsequent dilution of earnings crystallizes, but the reserve may equally rise or might see any reduction offset, as new potentially dilutive share options are issued.

Merger reserve

The merger reserve brought forward relates to the difference between the nominal value of Summit (Oxford) Limited arising from the Group reconstruction in 2004, accounted for using the merger method of accounting under UK GAAP, and the amount arising through application of S131 CA85, which is equal to the difference between nominal and fair value of shares issued in business combinations using the acquisition method of accounting.

Accumulated losses reserve

The accumulated losses reserve records the accumulated profits and losses, less any subsequent elimination of losses, of the Group since inception of the business. Where businesses or companies are acquired, only the profits or losses arising from the date of acquisition are included.

Special reserve

The special reserve was created during the consolidation and subdivision of the Company’s share capital as part of a capital reorganization completed in September 2014. It represents the net balance of the cancellation of the Deferred Shares, the reduction of the share premium account and elimination of current losses from the accumulated deficit.

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

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the IASB and the Companies Act 2006 applicable to companies reporting under IFRS. The Consolidated Financial Statements have been prepared on a going concern basis and under the historical cost convention. These consolidated financial statements were authorized by the Board of Directors on March 29, 2017.

Going concern

The financial information in these financial statements has been prepared on a going concern basis which assumes that the Group will continue in operational existence for the foreseeable future.

The Group expects it will need to raise additional funding in the future in order to support research and development efforts, potential commercialization-related activities if any of its product candidates receive marketing approval, as well as to support activities associated with operating as a public company in both the United States and the United Kingdom. Management expects to finance its cash needs through a combination of some, or all, of the following: equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements.

After review of the future operating costs of the business in conjunction with the cash held at January 31, 2017, management is confident about the Group’s ability to continue as a going concern.

Use of estimates

The preparation of the financial statements, in conformity with IFRS, requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates. The areas involving higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2 ‘Critical accounting judgements and key sources of estimation uncertainty’.

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

1. Basis of accounting (continued)

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Change in accounting policy

Following an IFRS Interpretations Committee agenda decision in May 2016 on the application of IAS 20 ‘Accounting for Government Grants and Disclosure of Government Assistance,’ the Company has changed its accounting policy regarding charitable funding arrangements from the Wellcome Trust and the US not for profit organizations, the Muscular Dystrophy Association (‘MDA’) and Duchenne Partners Fund (‘DPF’), which has resulted in an adjustment to the comparative financial statements.

In exchange for the funding provided, these arrangements require the company to pay royalties on potential future revenues generated from these projects and also give the counterparties certain rights over the intellectual property if the compound is not exploited. The IFRS Interpretations Committee decision has clarified that such arrangements result in a financial liability. The estimate of each financial liability is initially recognized at fair value using a discounted cash flow model with the difference between the fair value of the liability and the cash received considered to represent a charitable grant.

When determining the fair value on initial recognition, the significant assumptions in the models include the estimation of the timing and the probability of successful development leading to commercialization of the project related results and related estimates of future cash flows. Estimated future cash flows include expected sources of revenue (including commercial sales and upfront payments, milestone payments and royalties from potential licensing arrangements) and are calculated using estimated geographical market share and associated pricing.

The financial liabilities are subsequently measured at amortized cost using a discounted cash flow model which calculates the risk adjusted net present values of estimated potential future cash flows for the respective projects related to the Wellcome Trust and MDA and DPF agreements. The financial liabilities are re-measured when there is a specific significant event that provides evidence of a significant change in the probability of successful development such as the completion of a phase of research or changes in use or market for a product. The models will be updated for changes in the clinical probability of success and other associated assumptions with the discount factor to remain unchanged within the model.

Re-measurements of the financial liabilities are recognized in the income statement as finance costs. Grant income is recognized as other operating income in accordance with IAS 20, ‘Accounting for Government Grants and Disclosure of Government Assistance,’ at the same time as the underlying expenditure is incurred, provided that there is reasonable assurance that the Group will comply with the conditions.

Amounts received from, and subsequent payments to, the corresponding counterparty in the funding agreement which relate to the financial liability will be presented within the financing activities section in the Consolidated Statement of Cash Flows.

This change in accounting policy has been reflected retrospectively in these financial statements.

The impact of this change in accounting policy on the consolidated financial statements is a reduction in other income historically recognized, a change in the level of accrued income accounted for as grant income and the

1. Basis of accounting (continued)

recognition of a financial liability and finance costs associated with the unwinding of the discount and re-measurement of the liability.

Impact on Consolidated Interim Statement of Comprehensive Income	Original Year ended January 31, 2015 £000	Adjusted Year ended January 31, 2015 £000	Impact £000
Other operating income	2,148	1,888	(260)
General and administration	(4,442)	(3,704)	738
Finance costs	—	(499)	(499)

	(2,294)	(2,315)	(21)

Impact on Consolidated Interim Statement of Comprehensive Income	Original Year ended January 31, 2016 £000	Adjusted Year ended January 31, 2016 £000	Impact £000
Other operating income	1,451	1,281	(170)
Finance costs	—	(2,879)	(2,879)

	1,451	(1,598)	(3,049)

Impact on Consolidated Statement of Financial Position	Original February 1, 2015 £000	Adjusted February 1, 2015 £000	Impact £000
Trade and other payables	(3,721)	(3,570)	151
Financial liabilities on funding arrangements	—	(2,155)	(2,155)
Accumulated losses reserve	(30,255)	(32,259)	(2,004)

Impact on Consolidated Statement of Financial Position	Original January 31, 2016 £000	Adjusted January 31, 2016 £000	Impact £000
Prepayments and other receivables	1,538	1,519	(19)
Financial liabilities on funding arrangements	—	(5,034)	(5,034)
Accumulated losses reserve	(47,343)	(52,396)	(5,053)

Impact on Consolidated Statement of Cash Flows	Original Year ended January 31, 2015 £000	Adjusted Year ended January 31, 2015 £000	Impact £000
Loss before income tax	(12,660)	(12,681)	(21)
Adjusted for:
Finance costs	—	499	499
Increase in prepayments and other receivables	(2,200)	(2,188)	12
Increase in trade and other payables	1,867	1,693	(174)
Net cash used in operating activities	(11,325)	(11,009)	316
Cash received from funding arrangements accounted for as financial liabilities	—	423	423
Cash paid in respect of financial liabilities from funding arrangements	—	(739)	(739)
Net cash generated from financing activities	20,544	20,228	(316)

1. Basis of accounting (continued)

Impact on Consolidated Statement of Cash Flows	Original Year ended January 31, 2016 £000	Adjusted Year ended January 31, 2016 £000	Impact £000
Loss before income tax	(20,146)	(23,195)	(3,049)
Adjusted for:
Finance costs	—	2,879	2,879
Decrease in trade and other payables	(536)	(366)	170

Impact on net cash used in operating activities	(20,682)	(20,682)	—

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business net of value added tax and other sales-related taxes. The Group recognizes revenue when the amount can be reliably measured; when it is probable that future economic benefits will flow to the Group; and when specific criteria have been met for each of the Group’s activities.

Collaboration revenues consist of revenues generated from collaborative research and development arrangements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as upfront, development, regulatory and sales milestones, and sales royalties and similar payments. Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period.

Revenues from non-refundable, upfront payments are assessed as to whether they relate to the provision of a license or development services. Upfront payments classified as the provision of a license are recognized in full immediately while revenue related to further development services are initially reported as deferred income on the Consolidated Statement of Financial Position and are recognized as revenue over the development period.

Development and regulatory approval milestone payments are recognized as revenue based on the percentage of completion method on the assumption that all stages will be completed successfully, but with cumulative revenue recognized limited to non-refundable amounts already received or reasonably certain to be received.

Royalty revenue is recognized on an accrual basis in accordance with the substance of the relevant agreement, provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Sales related milestone payments are recognized in full in the period in which the relevant milestone is achieved.

Business Combinations

The cost of an acquisition is measured as the fair value of the assets exchanged, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired together with liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable net assets is recorded as goodwill. Goodwill is not amortized but is reviewed for impairment at least annually and more frequently whenever there is an indication of impairment.

1. Basis of accounting (continued)

Intangible Assets

In-process research and development that is separately acquired as part of a company acquisition or in-licensing agreement is capitalized even if they have not yet demonstrated technical feasibility, which is usually signified by regulatory approval. The intangible asset relating to intellectual property rights for the utrophin program capitalized as part of the acquisition of MuOx Limited in November 2013 is considered to be not yet available for use. As such, it will not be subject to amortization and will be tested for impairment at least annually or whenever there is an indicator of impairment. Amortization will commence when either products underpinned by the intellectual property rights or the rights themselves become available for use.

Other intangible assets, comprising patents are amortized in equal installments over their useful estimated lives as follows:

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

An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell, and value in use based on an internal discounted cash flow evaluation. Impairment losses recognized for cash-generating units is charged pro rata to the other assets in the cash generating unit. All tangible and intangible assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. See Note 12 ‘Intangible assets’ for details.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation. Cost comprises the purchase price plus any incidental costs of acquisition and commissioning. Depreciation is calculated to write-off the cost, less residual value, in equal annual installments over their estimated useful lives as follows:

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

1. Basis of accounting (continued)

Other operating income

Other operating income includes income received and recognized from government agencies, philanthropic, non-government, not for profit organizations and patient advocacy groups which are accounted for in accordance with IAS 20, ‘Accounting for Government Grants and Disclosure of Government Assistance’. Monies received through these means are held as deferred income in the Consolidated Statement of Financial Position and are released to the Consolidated Statement of Comprehensive Income as the underlying expenditure is incurred and to the extent the conditions of the grant are met.

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

Research and development

All ongoing research expenditure is currently expensed in the period in which it is incurred. Due to the regulatory environment inherent in the development of the Group’s products, the criteria for development costs to be recognized as an asset, as set out in IAS 38 ‘Intangible Assets’, are not met until a product has received regulatory approval, and it is probable that future economic benefit will flow to the Group. The Group currently has no qualifying expenditure.

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

1. Basis of accounting (continued)

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

Current tax includes research and development tax credits which are calculated in accordance with the UK research and development tax credit regime applicable to small and medium sized companies. Research and development expenditure which is not eligible for reimbursement under the small and medium sized companies regime, such as expenditure incurred on projects for which we receive income, may be reimbursed under the UK Research and Development Expenditure Credit (‘RDEC’) scheme. Receipts under the RDEC scheme are presented within other operating income as they are similar in nature to grant income.

Deferred taxation

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Consolidated Statement of Financial Position differs from its tax base, except for differences arising on:

•	the initial recognition of goodwill;

•	the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

•	investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference, and it is probable that the difference will not reverse in the foreseeable future.

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

Financial instruments

The Group holds financial assets and liabilities in the respective categories ‘Loans and receivables’ and ‘Financial liabilities measured at amortized cost’. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to the debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the year end date, which are classified as non-current assets. Other liabilities consist of trade and other payables, being balances arising in the course of normal business with suppliers, contractors and other service providers, and borrowings, being loans and hire purchase funds advanced for the refit of leasehold premises and the purchase of laboratory equipment, fixtures and fittings. Loans and receivables, and other liabilities are initially recorded at fair value, and thereafter at amortized cost, if the timing difference is deemed to impact the fair value of the asset or liability.

The Group assesses at each year end date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

The Group does not hold or trade in derivative financial instruments.

1. Basis of accounting (continued)

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

2. Critical accounting judgements and key sources of estimation uncertainty

The preparation of the Consolidated Financial Statements requires the Group to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

Critical Judgements in Applying the Group’s Accounting Policies

The following are the critical judgements, apart from those involving estimations, that the Directors have made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in the Consolidated Financial Statements.

Financial liabilities on funding arrangements

When entering into funding agreements with charitable and not for profit organizations, management is required to assess whether, based on the terms of the agreement, they can avoid a transfer of cash only by settling a non-financial obligation. An example of this would be the obligation to transfer the rights to the research to a funding provider. In the circumstances where the Group cannot avoid the obligation, all or part of the funding agreement should be accounted for as a financial liability rather than as a charitable grant. The financial liabilities are re-measured, and the Group is required to apply judgement, when there is a specific significant event that provides evidence of a significant change in the probability of successful development such as the completion of a phase of research or changes in use or market for a product. See Note 17 ‘Financial liabilities on funding arrangements’.

Revenue Recognition

The Group recognizes revenue from licensing fees, collaboration fees, development, regulatory and approval milestone fees, sales milestones and royalties. Agreements generally include a non-refundable up-front fee, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licensed products, if and when such product sales occur. For these agreements, the Group is required to apply judgement in the allocation of total agreement consideration to the separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions. The Group is required to make a judgement on those components which can be recognized immediately and those to which it applies the percentage of completion revenue recognition method. In relation to the license and collaboration with Sarepta, management has assessed that the development services to be indistinguishable from the license and as a result the upfront payment has been initially reported as deferred income on the Consolidated Statement of Financial Position and is being recognized as revenue over the development period. See Note 16 ‘Deferred income’.

Recognition of research expenditure

The Group recognizes expenditure incurred in carrying out its research and development activities in line with the management’s best estimation of the stage of completion of each separately contracted study or activity. This

2. Critical accounting judgements and key sources of estimation uncertainty (continued)

includes the calculation of research and development accruals at each period to account for expenditure that has been incurred. This requires estimations of the full costs to complete each study or activity and also estimation of the current stage of completion. In all cases, the full cost of each study or activity is expensed by the time the final report or where applicable, product, has been received.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date that may have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are noted below.

Financial liabilities on funding arrangements

In calculating the financial liability, both at inception and when it is subsequently re-measured, a number of assumptions need to be made by management which include significant estimates. Assumptions included in the model include the following: reported disease prevalence; expected market share based on management’s estimates; drug reimbursement pricing in different territories, potential licensing terms which may be offered to the Group (for relevant products); expected patent life; the timing and probabilities of achieving clinical development milestones which are based on industry standards and adjusted for therapy area and; the appropriate discount rate to be used. See Note 17 ‘Financial liabilities on funding arrangements’.

Share-based payment

The Group measures share options at fair value at their grant date in accordance with IFRS 2, ‘Share-based Payment.’ The Group calculates the fair value of the share option using either the Black-Scholes model, or for options with performance conditions, a simulation model. The Group charges the fair value to the Consolidated Income Statement over the expected vesting period. See Note 22 ‘Share option scheme’.

3. Changes to accounting policies

During the year ended January 31, 2017 the following new standards, amendments to standards or interpretations became effective for the first time. The adoption of these interpretations, standards or amendment to standards were either not relevant for the Group or have not led to any significant impact on the Group’s financial statements.

International Accounting Standards (IAS/IFRS)	Effective Date
Amendment to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations: Methods of disposal	January 1, 2016
Amendment to IFRS 7, Financial Instruments: Disclosures.	January 1, 2016
Amendment to IAS 19, Employee Benefits.	January 1, 2016
Amendment to IAS 34, Interim Financial Reporting	January 1, 2016
Amendment to IFRS 11, Accounting for Acquisitions of interests in Joint Operations	January 1, 2016
Amendment to IAS 16, Property, Plant and Equipment, and IAS 41, Agriculture, Regarding Bearer Plants.	January 1, 2016
Amendment to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets, Clarification of Acceptable Methods of Depreciation and Amortisation	January 1, 2016
Amendment to IAS 27, Equity Method in Separate Financial Statements	January 1, 2016
Amendments to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates’ on Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendment to IAS 1, ‘Presentation of Financial Statements’ on the Disclosure Initiative	January 1, 2016

3. Changes to accounting policies (continued)

At the date of signing these consolidated financial statements, the following standards, amendments and interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

International Accounting Standards (IAS/IFRS)	Effective Date
IFRS 9, Financial Instruments (as revised in 2014)	January 1, 2018
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
IFRS 16, Leases	January 1, 2019
Amendment to IFRS 2, Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Amendment to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined
Amendment to IAS 7, Disclosure Initiative	January 1, 2017
Amendment to IAS 12, Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017

IFRS 15 establishes comprehensive guidelines for determining when to recognize revenue and how much revenue to recognize. The core principle in that framework is that a company should recognize revenue to depict the transfer of control of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard is effective for reporting periods beginning on or after January 1, 2018. The Group continues to assess the impact of IFRS 15 on the phasing of revenue recognition in connection with the Sarepta agreement as the guidance on the application for such arrangements develop. See Note 16 for additional detail on the Sarepta agreement.

IFRS 16 ‘Leases’ will replace IAS 17 for accounting periods beginning on or after January 1, 2019. In so doing, it will eliminate the distinction between classification of leases as finance or operating leases for lessees. The adoption of IFRS 16 is not expected to have a significant impact on the Group’s net results or net assets, although the full impact will be subject to further assessment following the conclusion of the ongoing consultations.

The Directors do not expect that the adoption of the remaining standards and interpretations in future periods will have a material impact on the financial statements of the Group.

4. Segmental reporting

The Summit Group comprises nine legal entities, of which three are trading. These included the eight subsidiary companies and the Group holding company, Summit Therapeutics plc. The Group operates in one reportable segment: Drug Development. The chief operating decision-maker has been identified as the Executive Management Team consisting of the Chief Executive Officer and the Chief Financial Officer. The Executive Management Team reviews the consolidated operating results regularly to make decisions about the financial and organizational resources and to assess overall performance.

The Drug Development segment covers Summit’s research and development activities carried out by the Group, primarily comprising the DMD and the CDI programs.

The corporate and other activities of Summit Therapeutics plc, Summit (Oxford) Limited and Summit Therapeutics Inc which comprise the costs incurred in providing the facilities, finance, human resource and information technology services, are incurred by the main segment of the Group.

Substantially all of the Group’s assets are held in the United Kingdom.

5. Revenue

	Year ended January 31, 2017 £000	Year ended January 31, 2016 £000
Analysis of revenue by category:
Collaboration and license agreement	2,304	—

	2,304	—

Revenue recognized in the year relates to one single customer. See Note 16 ‘Deferred income’ for further details.

	Year ended January 31, 2017 £000	Year ended January 31, 2016 £000
Analysis of revenue by geography:
United States	2,304	—

	2,304	—

The analysis of revenue by geography has been identified on the basis of the customer’s geographical location.

6. Directors and employees

The average monthly number of employees of the Group, including Executive Directors, during the year was:

	January 31, 2017	January 31, 2016
Technical, research and development	23	19
Corporate and administration	21	18

	44	37

The Parent Company had no employees in the current or previous financial years.

Their aggregate remuneration comprised:

	Year ended January 31, 2017 £000	Year ended January 31, 2016 £000
Wages and salaries	5,932	3,876
Social security costs	434	247
Other pension costs	332	90
Share-based payment	1,379	1,160

	8,077	5,373

6. Directors and employees (continued)

Key management of the Group are members of the Executive Management Team. The aggregate amounts of key management compensation are set out below:

	Year ended January 31, 2017 £000	Year ended January 31, 2016 £000
Short-term employee benefits
Wages and salaries	1,252	934
Social security costs	98	58

	1,350	992

Post-employment benefits
Amounts paid in lieu of employer pension contributions	17	17
Other pension costs	11	—

	28	17

Share-based payment	327	626

Total remuneration	1,705	1,635

7. Loss before income tax

	Year ended January 31, 2017	Year ended January 31, 2016 Adjusted* £000
	£000
Other operating income
Income recognized in respect of the Wellcome Trust	13	592
Grant income(1)	56	645
Research and development credit	3	44

	72	1,281
Research and development
Employee benefit expense	4,218	2,848
Share-based payment expense	374	356
Program related costs	13,605	13,093
Amortization of intangible assets	10	10
Other research and development costs	745	549

	18,952	16,856
General and administration
Employee benefit expense	2,480	1,365
Share-based payment expense	1,005	804
Foreign exchange loss / (gain)	533	(501)
Depreciation of property, plant and equipment	48	38
Operating lease rentals	213	131
Other general and administration costs	3,998	2,934

	8,277	4,771

(1)	Grant income includes amounts received from Innovate UK.

*	See Note 1 ‘Change in accounting policy’

8. Auditors’ remuneration

Services provided by the Group’s auditors

During the year the Group obtained the following services from the Group’s auditors at the cost detailed below:

	Year ended January 31, 2017 £000	Year ended January 31, 2016 £000
Fees payable to the Company’s auditors and its associates for the audit of the Parent Company and Consolidated Financial Statements	110	44
Fees payable to the Company’s auditors and its associates for other services:
- Audit of the Company’s subsidiaries	120	71
- Audit-related assurance services	3	6
- Other assurance services(1)	163	158
- Tax advisory services	15	9
- Tax compliance services	47	11

Total fees payable	458	299

(1)	For the year ended January 31, 2017, other assurance services includes assurance reporting on information included in the Company’s F-3 registration statement that was originally filed with the US Securities and Exchange Commission on 12 May 2016.

9. Income tax

	Year ended January 31, 2017	Year ended January 31, 2016 Adjusted £000
	£000
Analysis of credit in the period:
Current tax: United Kingdom corporation tax at 20% (2016—20.17%)
Current tax income	4,245	2,971
Adjustments in respect of prior years	(9)	87

Total current tax	4,236	3,058

Total deferred tax	100	—

Total tax	4,336	3,058

9. Income tax (continued)

The difference between the total tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the loss before tax is as follows:

	Year ended January 31, 2017	Year ended January 31, 2016 Adjusted £000
	£000
Loss before tax	(25,707)	(23,195)

Loss multiplied by the standard rate of corporation tax in the United Kingdom (Current tax) 20% (2016: 20.17%)	(5,141)	(4,678)
Change in unrecognized tax losses	2,169	2,691
Non-deductible expenses	331	184
Tax relief for qualifying research and development expenditure	(1,699)	(1,170)
Prior year adjustments	9	(87)
Share options exercised	(84)	(45)
Taxable losses at foreign rates	179	47
Change in rate of deferred tax	(100)	—

Total tax	(4,336)	(3,058)

There are no current tax liabilities as at January 31, 2017 (2016: Nil).

Tax credits relate to UK research and development tax credits claimed under Finance Act 2015.

The Finance (No 2) Act 2015, which provides for reductions in the main rate of corporation tax from 20% to 19% effective from April 1, 2017, and to 18% effective from April 1, 2020, was substantively enacted on October 26, 2015. Subsequently, the Finance Act 2016, which provides for a further reduction in the main rate of corporation tax to 17% effective from April 1, 2020, was substantively enacted on September 6, 2016. These rate reductions have been reflected in the calculation of deferred tax at the balance sheet date.

The closing deferred tax liability at January 31, 2017 has been calculated at 17% reflecting the tax rate at which the deferred tax liability is expected to be reversed in future periods. Unrecognized deferred tax has been calculated at 17% reflecting the latest enacted rate. In respect of unrecognized deferred tax on losses, the new loss restriction rules which are announced but not substantively enacted are expected to limit the amount of brought forward losses available to use against future taxable profits on a year by year basis to the extent that taxable profits exceed £5m in year. However, the losses will not lapse and therefore the full amount will be relieved over time.

Please see Note 20 ‘Deferred tax liability’ for information on the unrecognized tax losses carried forward.

10. Loss per share

The loss per share has been calculated using the loss for the year £21,371,000 (year ended January 31, 2016: loss of £20,137,000) and dividing this by the weighted average number of Ordinary Shares in issue during the year to January 31, 2017: 61,548,557 (year ended January 31, 2016: 59,102,292).

Since the Group has reported a net loss, diluted loss per share is equal to basic loss per share.

Potentially dilutive shares capable of vesting under the share options currently in issue totalled 7,383,401 as at January 31, 2017 (January 31, 2016: 7,006,306).

11. Goodwill

	MuOx Limited £000s	Total £000s
Cost
At February 1, 2016	664	664

At January 31, 2017	664	664

Accumulated amortization
At February 1, 2016	—	—

At January 31, 2017	—	—

Net book amount

At February 1, 2016	664	664

At January 31, 2017	664	664

	MuOx Limited £000s	Total £000s
Cost
At February 1, 2015	664	664

At January 31, 2016	664	664

Accumulated amortization
At February 1, 2015	—	—

At January 31, 2016	—	—

Net book amount

At February 1, 2015	664	664

At January 31, 2016	664	664

Goodwill represents the difference between the fair value of the identifiable assets acquired and liabilities assumed for MuOx Limited and the amount paid in consideration. Goodwill is attributable to synergies expected from the Group’s collaboration with the University of Oxford and other founders of MuOx Limited.

In accordance with IAS 36 ‘Goodwill’ has been reviewed for impairment and no provision is considered necessary. The impairment review is included as part of the intangible assets impairment review in Note 12 ‘Intangible assets’ as they form part of the same cash-generating unit.

12. Intangible assets

	Iminosugar related programs acquired £000s	Utrophin program acquired £000s	Other patents and licenses £000s	Total £000s
Cost
At February 1, 2016	1,380	3,321	197	4,898
Additions	—	—	7	7

At January 31, 2017	1,380	3,321	204	4,905

Accumulated amortization
At February 1, 2016	(1,380)	—	(45)	(1,425)
Charge for the year	—	—	(10)	(10)

At January 31, 2017	(1,380)	—	(55)	(1,435)

Net book amount
At February 1, 2016	—	3,321	152	3,473

At January 31, 2017	—	3,321	149	3,470

	Iminosugar related programs acquired £000s	Utrophin program acquired £000s	Other patents and licenses £000s	Total £000s
Cost
At February 1, 2015	1,380	3,321	197	4,898

At January 31, 2016	1,380	3,321	197	4,898

Accumulated amortization
At February 1, 2015	(1,380)	—	(35)	(1,415)
Charge for the year	—	—	(10)	(10)

At January 31, 2016	(1,380)	—	(45)	(1,425)

Net book amount
At February 1, 2015	—	3,321	162	3,483

At January 31, 2016	—	3,321	152	3,473

Amortization of intangible assets is included in the line ‘Research and development’ shown on the face of the Consolidated Statement of Comprehensive Income.

In accordance with IAS 38, ‘Intangible assets’ have been reviewed for impairment.

The key assumptions used in the valuation model to determine the value in use are as follows:

•	expected research and development costs based on management’s past experience and knowledge;

•	probabilities of achieving development milestones based on industry standards;

•	reported disease prevalence;

•	expected market share based on management’s estimates;

•	drug reimbursement, costs of goods and marketing estimates; and

•	expected patent life.

12. Intangible assets (continued)

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

13. Property, plant and equipment

Cost	Leasehold improvements £000s	Laboratory equipment £000s	Office and IT equipment £000s	Total £000s
At February 1, 2016	9	137	228	374
Additions	—	—	81	81
Disposals	—	(118)	(25)	(143)

At January 31, 2017	9	19	284	312

Accumulated depreciation
At February 1, 2016	(7)	(135)	(149)	(291)
Charge for the year	(2)	—	(46)	(48)
Disposals	—	118	25	143

At January 31, 2017	(9)	(17)	(170)	(196)

Net book value
At February 1, 2016	2	2	79	83

At January 31, 2017	—	2	114	116

Cost	Leasehold improvements £000s	Laboratory equipment £000s	Office and IT equipment £000s	Total £000s
At February 1, 2015	9	137	162	308
Additions	—	—	66	66

At January 31, 2016	9	137	228	374

Accumulated depreciation
At February 1, 2015	(4)	(135)	(114)	(253)
Charge for the year	(3)	—	(35)	(38)

At January 31, 2016	(7)	(135)	(149)	(291)

Net book value
At February 1, 2015	5	2	48	55

At January 31, 2016	2	2	79	83

14. Prepayments and other receivables

	January 31, 2017	January 31, 2016 Adjusted* £000
	£000
Other receivables	342	312
Prepayments and accrued income	685	1,207

	1,027	1,519

15. Trade and other payables

	January 31, 2017 £000	January 31, 2016 £000
Trade payables	906	716
Other taxes and social security	94	79
Accruals	2,884	2,310
Other creditors	100	101

	3,984	3,206

16. Deferred income

	January 31, 2017 £000	January 31, 2016 £000
Due within one year	6,912	—

Due more than one year	23,615	—

On October 4, 2016, Summit announced its entry into an exclusive license and collaboration agreement (the ‘Agreement’) with Sarepta Therapeutics Inc. (‘Sarepta’), pursuant to which Summit granted Sarepta the exclusive right to commercialize products in the Group’s utrophin modulator pipeline in the European Union, Switzerland, Norway, Iceland, Turkey and the Commonwealth of Independent States (the ‘Licensed Territory’). Such products include the Group’s lead product candidate, ezutromid, for the treatment of Duchenne muscular dystrophy and its pipeline of second generation and future generation small molecule utrophin modulators. The Group also granted Sarepta an option to expand the Licensed Territory to include specified countries in Central and South America (‘the Latin America Option’). The Group retains commercialization rights in the rest of the world.

Under the terms of the Agreement, Summit received an upfront payment of $40.0 million (£32.8 million) from Sarepta. The terms of the contract have been assessed, and the Group believes the development services to be indistinguishable from the license and as a result the upfront payment has been initially reported as deferred income on the Consolidated Statement of Financial Position and is being recognized as revenue over the development period. In addition, the Group will be eligible for potential future ezutromid-related development, regulatory and sales milestone payments totalling up to $522 million. This includes $42 million in respect of specified development milestones (including a $22 million milestone upon the first dosing of the last patient in Summit’s PhaseOut DMD trial, payable on or after April 1, 2017), $150 million in respect of specified regulatory milestones and $330 million from specified sales milestones. Summit is also eligible for escalating royalties ranging from a low to high teens percentage of net sales in the Licensed Territories. Summit is also eligible to receive development and regulatory milestones related to its pipeline of second generation and future generation utrophin modulator candidates.

As part of the Agreement with Sarepta, the Group has committed to a specified level of expenditure in the performance of its activities prior to the end of calendar year 2019 under a development plan agreed between the parties.

17. Financial liabilities on funding arrangements

The Group has entered into charitable funding arrangements with the Wellcome Trust and the US not for profit organizations, the Muscular Dystrophy Association (‘MDA’) and Duchenne Partners Fund (‘DPF’). In exchange for the funding provided, these arrangements require the Company to pay royalties on potential future revenues generated from these projects and also give the counterparties certain rights over the intellectual property if the

17. Financial liabilities on funding arrangements (continued)

compound is not exploited. A recent IFRS Interpretations Committee agenda decision has clarified that such arrangements result in a financial liability. The estimate of each financial liability is initially recognized at fair value using a discounted cash flow model with the difference between the fair value of the liability and the cash received considered to represent a charitable grant.

When determining the fair value on initial recognition, the significant assumptions in the models include the estimation of the timing and the probability of successful development leading to commercialization of the project related results and related estimates of future cash flows. Estimated future cash flows include expected sources of revenue (including commercial sales and upfront payments, milestone payments and royalties from potential licensing arrangements) and are calculated using estimated geographical market share and associated pricing.

The financial liabilities are subsequently measured at amortized cost using discounted cash flow models which calculate the risk adjusted net present values of estimated potential future cash flows for the respective projects related to the Wellcome Trust and MDA and DPF agreements. The financial liabilities are re-measured when there is a specific significant event that provides evidence of a significant change in the probability of successful development such as the completion of a phase of research or changes in use or market for a product. The models will be updated for changes in the clinical probability of success and other associated assumptions with the discount factor to remain unchanged within the model. Discount factors have been calculated using appropriate measures and rates which could have been obtained in the period that the funding agreements were entered into and are in the range of 16% to 18%.

The value of the estimated financial liabilities for funding arrangements as of January 31, 2017 amounted to £5.9 million (January 31, 2016: £5.0 million). The increase in value of the estimated financial liabilities during the year ended January 31, 2016 amounted to £0.9 million (year ended January 31, 2016: £2.9 million) and was recognized as a finance expense. Since initial recognition, the estimated financial liabilities were re-measured following significant successful events in the DMD and CDI clinical programs. The financial liabilities were re-measured in the year ended January 31, 2016 following positive data in the DMD and CDI clinical programs which increased the probabilities of success.

	January 31, 2017	January 31, 2016 Adjusted £000
	£000
At February 1	5,034	2,155
Unwinding of discount factor	862	268
Re-measurement of financial liabilities on funding arrangements	—	2,611

Total finance cost	862	2,879
Cash received from funding arrangements accounted for as financial liabilities	23	—

At January 31	5,919	5,034

17. Financial liabilities on funding arrangements (continued)

The table below describes the value of the liabilities as at January 31, 2017 of £5.9 million compared to what the total value would be following the presented variations to the underlying assumptions in both models:

January 31, 2017 £000
Estimated financial liabilities on funding arrangements	5,919
1% lower discount rate	6,487
1% higher discount rate	5,414
10% lower revenue assumptions	5,336
10% higher revenue assumptions	6,455
10% lower probability of success	3,474
10% higher probability of success	8,328

Summary of milestone payments and royalty arrangements contained in the funding arrangements

Wellcome Trust

Under the terms of the revenue sharing agreement the Group would enter into with the Wellcome Trust to permit its exploitation of the exploitation intellectual property (‘IP’) or award products, the Wellcome Trust is entitled to a share of the cumulative net revenue that the Company or its affiliates receive from exploiting the exploitation IP or award products. The Wellcome Trust would be eligible to receive a tiered portion of the net revenue, ranging from a mid-single digit percentage up to a mid-twenties percentage. In addition, the Company would be obligated to pay the Wellcome Trust a milestone in a specified amount if cumulative net revenue exceeds a specified amount.

US Not for Profit Organisations

Muscular Dystrophy Association

The Group has agreed to pay the Muscular Dystrophy Association (‘MDA’) a specified lump sum amount, less the previously paid MDA cash infusion milestone payment, following the regulatory approval of any project product for use in the United States or European Union in the treatment of DMD or Becker Muscular Dystrophy (‘BMD’) and an additional specified sum upon achievement of a commercial milestone. The Group would be obligated to pay MDA a low single digit percentage royalty of worldwide net sales by the Group, its affiliates or licensees of any project product.

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

The total amount payable with respect to regulatory milestones under the two agreements with the US not for profit organizations would be $2.5 million if the Group meets all regulatory milestones.

18. Financial instruments

	Note	January 31, 2017 £000	January 31, 2016 £000
Loans and receivables
Other receivables(1)	14	342	312
Cash and cash equivalents		28,062	16,304

		28,404	16,616

Financial liabilities measured at amortized cost
Trade and other payables	15	3,984	3,206
Financial liabilities on funding arrangements	17	5,919	5,034

		9,903	8,240

(1)	Prepayments have been excluded as they are not considered to be a financial instrument.

The Group’s activities expose it to a variety of financial risks: foreign currency risk; interest rate risk; credit risk; and liquidity risk.

The Group’s principal financial instrument comprises cash and cash equivalents, and this is used to finance the Group’s operations. Other financial instruments include other receivables and trade and other payables that arise directly from its operations. The category of other receivables all mature within one year.

The Group has compared fair value to book value for each class of financial asset and liability: no difference was identified other than in respect of financial liabilities on funding arrangements. The Group has a policy, which has been consistently followed, of not trading in financial instruments.

The Group consider the financial liabilities on funding arrangements to be a level 3 financial instrument and the fair value at the balance sheet date was calculated to be £8.3 million. The key inputs to the model are described more fully within Note 2 ‘Critical accounting judgements and key sources of estimation uncertainty’.

Foreign currency risk

Foreign currency risk refers to the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. The Group’s net income and financial position, as expressed in Pounds Sterling, are exposed to movements in foreign exchange rates against the US Dollar and the Euro. The main trading currencies of the Group are Pounds Sterling, the US Dollar, and the Euro. The Group is exposed to foreign currency risk as a result of trading transactions, including the receipt of potential payments related to the Group’s agreement with Sarepta, capital raises in the US and the translation of foreign bank accounts.

The exposure to foreign exchange is monitored by the Group’s finance function. Exposures are generally managed through natural hedging via the currency denomination of cash balances and any realized impact currently is not material to the Group.

	January 31, 2017 £000	January 31, 2016 £000
Cash at bank and in hand
Pounds Sterling	8,969	12,430
US Dollar	19,093	3,874

	28,062	16,304

18. Financial instruments (continued)

Interest rate risk

One of the risks arising from the Group’s financial instruments is interest rate risk. The Group holds no derivative instruments to manage interest rate risk; instead the Group placed deposits surplus to short-term working capital requirements with a variety of reputable UK- and US-based banks and building societies. There were no amounts on short term deposits at the year end. These balances are placed at fixed rates of deposit with maturities between one month and three months.

The Group’s cash and short-term deposits were as follows:

	January 31, 2017 £000	January 31, 2016 £000
On current account	28,062	16,304

	28,062	16,304

The interest rates for dated deposits were dependent on the rates offered by the Group’s borrowers. The interest rate for short-term deposits is variable dependent on the rates offered by the Group’s banks. During the year to January 31, 2017, the banking facilities returned an average rate after fees of 0.04% (2016: 0.22%).

The Group’s exposure to interest rate risk is illustrated with regard to the opening and closing cash balances and the difference that an increase or decrease of 1% in interest rates would have made based on the average cash balance of £22,183,000 (2016: £13,785,000) in the year:

Year ended January 31, 2017	-1%	Actual	+1%
Interest rate	—	0.04	1.04
Interest received (£000)	—	8	230

Year ended January 31, 2016	-1%	Actual	+1%
Interest rate	—	0.22	1.22
Interest received (£000)	—	30	168

Credit risk

The credit risk with respect to customers is limited and the Group had no trade receivables outstanding at January 31, 2017.

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of short-term cash investments and trade accounts receivable. Excess cash is invested in short-term money market instruments, including bank term deposits, money market and liquidity funds, and other debt securities provided by a variety of financial institutions with strong credit ratings; these investments typically bore minimal credit risk in the year.

Cash balances maintained during the year have been principally held with reputable UK- and-US based banks and building societies. We do not believe that this constituted a major credit risk.

As of January 31, 2017 and January 31, 2016, the majority of cash and cash equivalents were placed with HSBC Bank plc.

18. Financial instruments (continued)

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

The Group ordinarily finances its activities through cash generated from operating activities and private and public offerings of equity securities. The Group anticipates that its operating cash flow together with available cash and cash equivalents will be sufficient to meet its anticipated needs. See Note 1 ‘Going concern’.

All of the financial liability categories at each balance sheet date, excluding the financial liabilities on funding arrangements, have maturity dates of less than twelve months from the balance sheet date. Provisions are amounts contingent upon events taking place and the recognition of deferred taxation is dependent upon future profits arising.

Capital management

The primary aim of the Group’s capital management, defined as its share capital, is to safeguard the Group’s ability to continue as a going concern, to support its programs and maximize shareholder value.

The Group monitors its capital structure and makes adjustments, as and when it is deemed necessary and appropriate to do so, using such methods as the issuing of new shares. The capital structure of the Group has come entirely from equity issues.

19. Provisions for other liabilities and charges and contingent liabilities

Dilapidations	January 31, 2017 £000	January 31, 2016 £000
At February 1	73	45
Additions	12	28

At January 31	85	73

Management has made a provision in respect of the dilapidation costs associated with the reinstatement obligations on their current lease based on best estimates. It is management’s intention to utilize the provision at the end of the lease term.

In addition to those items provided for above, the Group also has the following contingencies:

MuOx Limited

Under the option agreement that the Group and Oxford University Innovation Limited, formerly known as Isis Innovation Limited, (‘OUI’) entered into in November 2013, and as amended in November 2015, OUI granted to the Group an exclusive option to license the intellectual property (‘IP’) arising from the research carried out under the sponsored research agreement within specified periods. If the Group exercises its option to obtain a license under arising IP, the Group would be obliged to pay OUI up to a specified sum in option exercise fees.

For any IP arising from the research carried out under the sponsored research agreement and for which the Group has exercised the option and that comprises new chemical entities or compounds, the Group would obtain an exclusive, sub licensable license. The Group is obligated to pay milestone payments of up to £75,000 upon the achievement of specified development milestones, whether such milestones occur prior to or after the Group’s exercise of the option to obtain an exclusive sub licensable license. Following exercise of such an option the

19. Provisions for other liabilities and charges and contingent liabilities (continued)

Group would also be obligated to pay milestone payments upon the achievement of specified regulatory milestones with respect to each optioned compound. The specified regulatory milestone payment is due each time the specified regulatory milestone is achieved with respect to an optioned compound and, if each optioned compound achieved each regulatory milestone, we would be obligated to pay OUI a total of £3.7 million in regulatory milestone payments for each optioned compound.

The Group would also be obligated to pay OUI a low single digit royalty of net sales by the Group, its affiliates or sub licensees of any product containing an optioned compound.

The School of Pharmacy, University of London

The Group has agreed to pay The School of Pharmacy, University of London, a low single-digit share of all revenue, pre and post commercialization, received by the Group in respect of ridinilazole up to a maximum of £1.0 million in consideration of their role in the development of the initial compound series from which ridinilazole was later identified.

20. Deferred tax liability

A deferred tax liability was recognized upon acquisition of MuOx Limited which took place in the year ended January 31, 2014.

	January 31, 2017 £000	January 31, 2016 £000
Amounts falling due after more than one year
At February 1	664	664
Credited to the income statement	(99)

At January 31	565	664

There is an unrecognized deferred tax asset in relation to the trading losses carried forward of £10,882,000 (2016: £9,579,000), £14,000 in relation to provisions (2016: £13,000) and £229,855 (2016: £184,000) in relation to future exercisable shares. There is a deferred tax liability of £3,000 (2016: £10,000) in respect of accelerated capital allowances, this has been offset against the deferred tax asset on in relation to trading losses carried forward.

The unrecognized deferred tax asset would be recovered against future company taxable profits. In the opinion of the Directors, there is insufficient evidence that the asset will be recovered, as such the deferred tax asset has not been recognized in the financial statements.

21. Share capital

	January 31, 2017 £000	January 31, 2016 £000
Allotted, called up and fully paid
61,841,566 (2016: 61,290,740) Ordinary shares of 1p each	618	613

	618	613

On April 14, 2016 the number of Ordinary Shares increased to 61,467,785 following the exercise of warrants over 177,045 Ordinary Shares at an exercise price of 60 pence per share. The issue of shares raised net proceeds of £107,000.

21. Share capital (continued)

During the year to January 31, 2017, the following exercise of share options took place:

Date	Number of options exercised
June 28, 2016	16,667
October 6, 2016	238,804
October 7, 2016	77,500
October 14, 2016	3,560
October 24, 2016	11,000
January 19, 2017	26,250

373,781

The total net proceeds from exercised share options during the year was £0.28 million.

Following the exercise of the above share options, the number of Ordinary Shares in issue was 61,841,566.

Post year end, on February 22, 2017, the number of Ordinary Shares increased to 61,891,566 following the exercise of warrants by Oxford University Innovation Limited, formerly known as Isis Innovation Limited, over 50,000 Ordinary Shares at an exercise price of 20 pence per share. The issue raised net proceeds of £10,000.

22. Share option scheme

At January 31, 2017, the outstanding share options, which include the share options granted to Directors, are shown below:

Date of grant	Exercise price (£)	Number of shares	Date from which exercisable	Expiry date
Approved EMI scheme
November 21, 2007	2.28	4,800	November 21, 2008	November 21, 2017
April 07, 2011	0.65	5,873	April 08, 2014	April 07, 2021
May 10, 2012	0.60	150,046	May 10, 2014	May 10, 2022
December 24, 2012	0.85	54,000	December 24, 2015	December 24, 2022
January 31, 2013	0.20	72,973	July 31, 2013	January 31, 2023
July 15, 2014	1.26	347,121	July 15, 2016	July 15, 2024
January 21, 2015	1.23	25,000	January 21, 2017	January 21, 2025
June 23, 2016	1.05	660,952	June 23, 2017	June 23, 2026

		1,320,765

22. Share option scheme (continued)

Date of grant	Exercise price (£)	Number of shares	Date from which exercisable		Expiry date
Unapproved scheme
November 21, 2007	2.28	19,167	November 21, 2008		November 21, 2017
April 07, 2011	0.65	13,981	April 08, 2014		April 08, 2021
May 10, 2012	0.60	657,500	May 10, 2012		May 10, 2022
December 18, 2013	0.20	76,364	June 19, 2013		June 19, 2023
June 23, 2014	0.20	16,667	June 23, 2015		June 23, 2024
June 23, 2014	1.48	525,000	June 23, 2015	*	June 23, 2024
July 15, 2014	1.26	975,000	July 15, 2016		July 15, 2024
July 15, 2014	0.80	100,000	May 30, 2015		May 30, 2023
December 23, 2014	1.37	25,000	December 23, 2016		December 23, 2024
January 21, 2015	1.23	75,000	January 21, 2017		January 21, 2025
June 16, 2015	1.43	2,402,333	June 16, 2017		June 16, 2025
September 04, 2015	1.49	120,000	September 04, 2017		September 04, 2025
October 15, 2015	1.31	50,000	October 15, 2017		October 15, 2025
June 23, 2016	0.01	110,576	July 21, 2016		June 23, 2026
June 23, 2016	1.05	250,000	June 23, 2019		June 23, 2026
June 23, 2016	1.05	646,048	June 23, 2017		June 23, 2026

		6,062,636

		7,383,401

*	Subject to the achievement of performance conditions, these options will vest and become exercisable on completion of Phase 2 proof of concept clinical trials in both the DMD and CDI programs or the third anniversary of grant, whichever is sooner.

The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The movement in the number of share options is set out below:

	Weighted average exercise price £	Year ended January 31, 2017	Weighted average exercise price £	Year ended January 31, 2016
Outstanding at February 1,	1.29	7,006,306	1.18	5,250,838
Granted during the year	0.98	1,667,576	1.43	2,592,333
Lapsed/surrendered during the year	1.90	(916,700)	1.31	(501,322)
Exercised during the year	0.76	(373,781)	0.66	(335,543)

Number of outstanding options at January 31,	1.17	7,383,401	1.29	7,006,306

As at January 31, 2017, 1,972,654 share options were capable of being exercised with a weighted average exercise price per option of 84 pence (2016: 1,987,296 with a weighted average exercise price per option of 98 pence). The options outstanding at January 31, 2017 had a weighted average exercise price per option of 117 pence (2016: 129 pence), and a weighted average remaining contractual life of 8.9 years (2016: 8.2 years).

22. Share option scheme (continued)

The fair value per award granted and the assumptions used in the calculations are as follows:

Date of grant	Type of award	Number of shares	Exercise price (£)	Share price at grant date (£)	Fair value per option (£)	Award life (years)	Risk free rate
November 21, 2007	EMI	4,800	2.28	2.28	0.84	3.00	4.60%
November 21, 2007	Unapproved	19,167	2.28	2.28	0.84	3.00	4.60%
April 07, 2011	EMI	5,873	0.65	0.65	0.47	5.00	2.70%
April 07, 2011	Unapproved	13,981	0.65	0.65	0.47	5.00	2.70%
May 10, 2012	EMI	150,046	0.60	0.52	0.24	5.00	1.00%
May 10, 2012	Unapproved	657,500	0.60	0.52	0.20	5.00	1.00%
December 24, 2012	EMI	54,000	0.85	0.85	0.59	5.00	0.90%
January 31, 2013	EMI	72,973	0.20	0.94	0.74	5.00	1.00%
December 18, 2013	Unapproved	76,364	0.20	1.85	1.65	5.00	1.00%
June 23, 2014	Unapproved	16,667	0.20	1.50	0.92	3.00	1.30%
June 23, 2014	Unapproved	525,000	1.47	1.50	0.92	3.80	1.30%
July 15, 2014	EMI	347,121	1.26	1.26	0.65	3.00	1.30%
July 15, 2014	Unapproved	975,000	1.26	1.26	0.65	3.00	1.30%
July 15, 2014	Unapproved	100,000	0.80	0.81	0.65	1.90	0.50%
December 23, 2014	Unapproved	25,000	1.37	1.37	0.70	3.00	0.80%
January 21, 2015	EMI	25,000	1.23	1.22	0.64	3.00	0.60%
January 21, 2015	Unapproved	75,000	1.23	1.22	0.64	3.00	0.60%
June 15, 2015	Unapproved	2,402,333	1.43	1.44	0.65	3.00	0.91%
September 04, 2015	Unapproved	120,000	1.49	1.48	0.68	3.00	0.88%
October 15, 2015	Unapproved	50,000	1.31	1.36	0.57	3.00	0.70%
23 June 2016	EMI	660,952	1.05	1.05	0.25	3.00	0.30%
23 June 2016	Unapproved	110,576	0.01	1.05	1.04	0.50	0.30%
23 June 2016	Unapproved	250,000	1.05	1.05	0.24	3.00	0.30%
23 June 2016	Unapproved	646,048	1.05	1.05	0.25	3.00	0.30%

		7,383,401

The key assumptions used in calculating the share-based payments are as follows:

a.	Black-Scholes valuation methodology was used for all options prior to 2008 and for the 2016 options.

b.	The majority of share option awards made since 2011 are performance related and have been modeled using the Monte-Carlo methodology. The options granted on January 31, 2013 and December 18, 2013 at an exercise price of 20 pence respectively, and 16,667 of the unapproved options granted on June 23, 2014 are not performance related.

c.	Figures in the range of 18-134% have been used for expected volatility. This has been derived from historic share price performance, weighted to exclude periods of unusually high volatility.

d.	Expected dividend yield is nil, consistent with the Directors’ view that the Group’s business model is to generate value through capital growth rather than the payment of dividends.

e.	The risk free rate is equal to the prevailing UK Gilts rate at grant date that most closely matches the expected term of the grant.

f.	Share options are assumed to be exercised immediately on vesting.

g.	The fair value of the options awarded on May 10, 2012 is the average of the fair values calculated per possible vesting installment.

23. Fixed assets purchase commitments

At January 31, 2017, the Group had no capital commitments (January 31, 2016: nil).

24. Leasing and other commitments

The Group’s total commitments under non-cancelable operating leases are as follows:

	Land & Buildings
	January 31, 2017 £000s	January 31, 2016 £000s
Leases which expire
Not later than one year	88	97
Later than one year and not later than five years	122	194

	210	291

On February 17, 2017, following the year end, the Group signed a ten year lease for new UK office premises. The total commitment of the new lease over the initial period up until the break clause is £719,579 and the current lease will end on or before August 31, 2017.

In addition to land and buildings, the Group enters into contracts in the normal course of business with contract research organizations to assist in the performance of research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not reflected in the table above.

25. Related party transactions

During the year £nil was paid to Dr. Frank M. Armstrong Consulting Limited, a company controlled by Dr. Frank Armstrong in respect of his fees as Non-Executive Director and Chairman (2016: £18,332). Of this amount £nil was outstanding at the year end (2016: £nil).

Dr. Frank Armstrong is a member of the board of Directors of Juniper Pharmaceuticals Inc. During the year £65,448 (2016: £21,551) was paid to Juniper Pharma Services Limited, a wholly owned subsidiary of Juniper Pharmaceuticals Inc, in respect of clinical manufacturing services. Of this amount £nil was outstanding at the year end (2016: £nil).

See Note 6 ‘Directors and employees’ for details of key management emoluments.