Form 20-F
period 2018-01-31
Summit Therapeutics plc
filed 2018-04-13
CIK 1599298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________
FORM 20-F
______________________________
(mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _____________
Commission file number: 001-36866
______________________________
 Summit Therapeutics plc
(Exact name of Registrant as specified in its charter)
______________________________
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
______________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
73,563,624 ordinary shares, par value £0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No  ☒
Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒ No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act
(check one):
Large accelerated filer  ☐                 Accelerated filer  ☒                  Non-accelerated filer ☐
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒
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
PRESENTATION OF FINANCIAL AND OTHER DATA
The consolidated financial statement data as of January 31, 2018 and 2017 and for the three years ended January 31, 2018, 2017 and 2016 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).
All references in this Annual Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as of and for the year ended January 31, 2018 have been translated into U.S. dollars at the rate at January 31, 2018, the last business day of our fiscal year ended January 31, 2018, of £1.00 to $1.4190. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
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

•	our plans to conduct research and development and advance potential new mechanism antibiotic compounds identified and developed under our bacterial genetics-based discovery and development platform;

•	the potential benefits and future operation of our collaboration with Sarepta;

•	the potential benefits and future operation of our collaboration with the Biomedical Advanced Research and Development Authority, or BARDA;

•	the potential benefits and future operation of our license and commercialization agreement with Eurofarma Laboratórios SA;

•	the potential benefits of our acquisition of Discuva Limited, or Discuva, including the future operations of the acquired bacterial genetics-based discovery and development platform;

•	our plans with respect to possible future collaborations and partnering arrangements;

ii

•	our plans to pursue research and development of other future product candidates;

•	the potential advantages of ezutromid and ridinilazole;

•	the rate and degree of market acceptance and clinical utility of ezutromid and ridinilazole;

•	our estimates regarding the potential market opportunity for ezutromid and ridinilazole;

•	our sales, marketing and distribution capabilities and strategy;

•	our ability to establish and maintain arrangements for manufacture of ezutromid and ridinilazole;

•	our intellectual property position;

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

•	the impact of government laws and regulations; and

•	our competitive position.
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
Item 2: Offer Statistics and Expected Timetable
Not applicable.
Item 3: Key Information
A. Selected Financial Data
The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of January 31, 2018 and 2017 and for the years ended January 31, 2018, 2017 and 2016 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as of January 31, 2016, 2015 and 2014 and for the years ended January 31, 2015 and 2014 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Our consolidated financial statements are prepared and presented in pounds sterling, our presentation currency. Solely for the convenience of the reader, our consolidated financial statements as of and for the year ended January 31, 2018 have been translated into U.S. dollars at £1.00 to $1.4190 based on the foreign exchange rates published by the Federal Reserve Bank of New York for January 31, 2018. Such convenience translations should not be construed as a representation that the pound sterling amounts have been or could be converted into U.S. dollars at this or at any other rate of exchange, or at all.
Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements included at the end of this Annual Report and the related notes and Item 5, “Operating and Financial Review and Prospects” below.

Selected Consolidated Income Statement Data

	Year Ended January 31,
	2018	2018	2017	2016	2015	2014
	(in thousands, except per share data)
Revenue	$36,070	£25,419	£2,304	£—	£—	£—
Other operating income	3,867	2,725	72	1,281	1,888	1,526
Operating loss	(18,198)	(12,825)	(24,853)	(20,346)	(12,233)	(7,027)
Finance income	4,393	3,096	8	30	51	9
Finance cost	(1,652)	(1,164)	(862)	(2,879)	(499)	(385)
Income tax credit	5,338	3,762	4,336	3,058	1,297	607
Loss for the period	(10,119)	(7,131)	(21,371)	(20,137)	(11,384)	(6,796)
Basic and diluted loss per ordinary share from continuing operations	$(0.15)	£(0.11)	(0.35)	(0.34)	(0.29)	(0.33)
Weighted average number of shares outstanding (in thousands)	65,434	65,434	61,549	59,102	39,599	20,510

Selected Consolidated Balance Sheet Data

	As of January 31,
	2018	2018	2017	2016	2015	2014
	(in thousands)
Cash and cash equivalents	$28,525	£20,102	£28,062	£16,304	£11,265	£2,030
Working capital(1)	(4,478)	(3,156)	(5,621)	1,327	359	(816)
Total assets	76,573	53,962	37,587	25,057	19,396	7,295
Accumulated losses reserve	(114,794)	(80,898)	(73,767)	(52,396)	(32,259)	(47,166)
Total equity/(deficit)	$14,012	£9,875	£(3,493)	£16,080	£12,962	£2,779
____________

(1)	We define working capital as prepayments and other receivables (including current tax receivables) less current liabilities.

Exchange Rate Information
The table below shows the period end, average, high and low exchange rates of U.S. dollars per pound sterling published by the Federal Reserve Bank of New York for the periods shown. The exchange rate on April 6, 2018 was £1.00 to $1.409. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of our consolidated financial statements included in this Annual Report.

	Period End(1)	Average(2)	Low	High
	($ per pound sterling)
Fiscal Year Ended January 31:
2014	1.645	1.572	1.484	1.661
2015	1.503	1.634	1.502	1.717
2016	1.418	1.518	1.417	1.588
2017	1.259	1.331	1.212	1.469
2018	1.419	1.301	1.215	1.426
Month Ended:
October 2017	1.328	1.320	1.306	1.133
November 2017	1.351	1.322	1.307	1.351
December 2017	1.353	1.340	1.332	1.353
January 2018	1.419	1.382	1.351	1.426
February 2018	1.379	1.396	1.379	1.413
March 2018	1.403	1.398	1.376	1.424
April 2018 (through April 6, 2018)	1.409	1.405	1.399	1.409
____________

(1)	In the event that the period end fell on a day for which data are not available, the exchange rate on the prior most recent business day is given.

(2)	The average of the noon buying rate for pounds sterling on the last day of each full month during the relevant year or each business day during the relevant month indicated.

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
Since inception, we have incurred significant operating losses. Our net loss was approximately £7.1 million for the year ended January 31, 2018, £21.4 million for the year ended January 31, 2017 and £20.1 million for the year ended January 31, 2016 . As of January 31, 2018, we had an accumulated deficit of £80.9 million. To date, we have financed our operations primarily through issuances of our ordinary shares and American Depositary Shares, or ADSs, payments to us under our license and collaboration agreement with Sarepta Therapeutics, Inc., or Sarepta, a payment to us under our license and commercialization agreement with Eurofarma Laboratórios SA, or Eurofarma, and development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. We have devoted substantially all of our efforts to research and development, including clinical trials. We have not completed development of any drugs. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially in connection with conducting clinical trials for our lead product candidates, ezutromid (formerly SMT C1100) for the treatment of patients with Duchenne muscular dystrophy, or DMD, and ridinilazole (formerly SMT19969) for the treatment of patients with Clostridium difficile infection, or CDI, and seeking marketing approval for ezutromid and ridinilazole in the United States and the European Union, as well as other geographies. In addition, if we obtain marketing approval of ezutromid in the United States or other jurisdictions where we retain commercial rights, or ridinilazole where we retain commercial rights, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expense, as well as ongoing research and development expenses.
In addition, our expenses will increase if and as we:

•
continue the research and development of the F3 formulation of ezutromid, the F6 formulation of ezutromid and future generation modulators that we are developing in collaboration with the University of Oxford and Sarepta;

•	continue the research and development of ridinilazole;

•	seek to identify and develop additional product candidates, including through our bacterial genetics-based platform for the discovery and development of new mechanism antibiotics;

•	seek marketing approvals for any product candidates that successfully complete clinical development;

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
We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we initiate and continue clinical trials of ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI, continue our research activities and initiate preclinical programs for future product candidates. In addition, if we obtain marketing approval for ezutromid, in the United States or other jurisdictions where we retain commercial rights, ridinilazole where we retain commercial rights or any of our future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to continue to incur additional costs associated with operating as a public company in the United States in addition to in the United Kingdom. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We believe that our existing cash and cash equivalents, as well as the $32 million we have been awarded under the base period of our contract with the Biomedical Advanced Research and Development Authority, or BARDA, for the development of ridinilazole and the cost-sharing arrangement under our license and collaboration agreement with Sarepta, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through at least April 30, 2019. In our DMD program, while we anticipate that these capital resources will allow us to obtain top-line data for our Phase 2 clinical trial of ezutromid, which we refer to as PhaseOut DMD, we do not expect these capital resources will be sufficient to complete our planned randomized, placebo controlled clinical trial of ezutromid. In addition, in our CDI program, while we also anticipate that these capital resources will allow us to initiate our two, planned Phase 3 clinical trials of ridinilazole, we do not expect to be able to complete these trials without additional capital. We have based the foregoing estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate assumes, among other things, that we do not obtain any additional funding through grants and clinical trial support or through new collaboration arrangements. Our future capital requirements will depend on many factors, including:

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

•	the amounts we receive from Sarepta under our license and collaboration agreement, including for the achievement of development, regulatory and sales milestones and royalty payments;

•	our contract with BARDA and whether BARDA elects to pursue its designated options beyond the base period;

•
the amounts we receive from Eurofarma under our license and commercialization agreement, including for the achievement of development, commercialization and sales milestones and for product supply transfers;

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
Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. We do not have any committed external source of funds other than the amounts we are entitled to receive from Sarepta under our license and collaboration agreement with them, from BARDA under the base period of our contract with them to fund, in part, the clinical development of ridinilazole and from Eurofarma under our license and commercialization agreement with them. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an equity holder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends or other distributions.
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
In addition, in the Phase 2 clinical trial of ezutromid in DMD patients, which we refer to as PhaseOut DMD, we observed a statistically significant reduction in levels of developmental myosin, a biomarker of damage in muscle fibers, following 24-weeks of treatment with ezutromid. We also observed a mean increase in utrophin protein expression although this did not reach statistical significance. We observed a statistically significant decrease in muscle inflammation in the soleus, or calf, muscle as measured by magnetic resonance spectroscopy transverse relaxation time T2, or MRS-T2; we also observed a decrease in MRS-T2 in the vastus lateralis, or thigh, which did not achieve statistical significance. Although this was not a placebo controlled trial and that there may be other factors that influenced the results, we believe that this decline in levels of developmental myosin, combined with the mean increase in utrophin protein levels, and the decrease in MRS-T2 we observed at 24 weeks compared to baseline, indicates a reduction in muscle damage and inflammation, and provides the first evidence of ezutromid target engagement and proof of mechanism. We may however not see similar or better results in the patients who will have their second biopsy after 48-weeks of treatment with ezutromid in PhaseOut DMD, or similar or better results in the patients' MRS-T2 after 48-weeks of treatment with ezutromid in PhaseOut DMD. We may also not observe changes in other measurements that include the amount of fat in muscles as measured by magnetic resonance spectroscopy, or MRS, or magnetic resonance imaging, or MRI, and changes in functional endpoints including the distance walked in six minutes or the North Star Ambulatory Assessment with longer-term dosing of ezutromid.
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
There are currently only two approved therapies for the treatment of DMD that seek to alter the progression of the disease, one in the United States and one in Europe, and neither of which treat the entire DMD patient population. Data on the natural clinical progression of DMD remain limited despite the recent publication of data from natural history studies on DMD patients. This has resulted in limited clinical trial experience for the development of drugs to treat DMD. In particular, regulatory authorities in the European Union have not issued definitive guidance as to how to measure and achieve efficacy, and regulatory authorities in the United States have only recently issued guidance regarding the development of drugs for the treatment of DMD. As a result, the design and conduct of clinical trials for DMD is subject to increased risk.
In the last few years, a test of the distance walked by a patient in six minutes, commonly referred to as the six minute walk test, has been used as an endpoint in several clinical trials of product candidates for patients with DMD. It is viewed by U.S. and European regulators as a key outcome measure for DMD trials. We may nonetheless experience setbacks with our clinical trials for ezutromid or the clinical trials for our future product candidates for DMD because of the limited clinical experience in this indication. For example, regulators have not yet established what change in the distance walked in the six minute walk test is required to be demonstrated in a clinical trial of a DMD therapy in order to signify a clinically meaningful result or obtain marketing approvals. As a result, we may not achieve the pre-specified endpoint with statistical significance in clinical trials of ezutromid or of our other future product candidates for DMD, which would decrease the chance of obtaining marketing approval for ezutromid or our other future product candidates for DMD. In February 2018, the FDA published guidance regarding the development of drugs for the treatment of DMD, which identified a number of considerations regarding the design of clinical trials to evaluate the efficacy of a product candidate for the treatment of DMD. The FDA noted, among other considerations, that biomarkers that reliably reflect the health and amount of skeletal muscle at a biochemical, cellular, or tissue level may be useful across the DMD drug development process, including use as prognostic, predictive, or pharmacodynamic markers, or, in some instances if supported by sufficient scientific evidence and acceptable analytical methods, as surrogate endpoints to support accelerated approval. However, the FDA has not yet established specific parameters or measurements of biomarkers that are required for marketing approval. We are evaluating several biomarkers in PhaseOut DMD and, based on the positive interim 24-week results from PhaseOut DMD and this FDA guidance, are accelerating activities to prepare for the potential filing of a new drug application with the FDA for ezutromid for accelerated approval if we obtain positive 48-week results from PhaseOut DMD. However, the positive interim 24-week results from PhaseOut DMD may not be predictive of positive 48-week results. In addition, even if we believe the 48-week results we receive are positive, regulators may determine that such results are not clinically meaningful, that the biomarker data from PhaseOut DMD is not a surrogate of altering disease progression or that the biomarkers we have used are not sufficiently validated, in which case we would likely be required to complete a placebo controlled trial for purposes of seeking regulatory approval.
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
Moreover, we have not yet identified the level of utrophin modulation and associated production of utrophin needed to provide a clinical benefit to DMD patients. In our two completed Phase 1b clinical trials of the F3 formulation of ezutromid and our Phase 1 clinical trial of the F6 formulation of ezutromid, we observed variable plasma levels of drug among patients. Patients dosed with the F6 formulation in our Phase 1 clinical trial all achieved plasma concentration levels exceeding the level that corresponded to a 50% increase in utrophin expression in our preclinical studies. Meanwhile, only a proportion of patients dosed with the F3 formulation of ezutromid in each of our Phase 1b trials had plasma concentrations exceeding this 50% level. We believe that all the patients may still have achieved plasma levels of ezutromid sufficient to modulate the production of utrophin to a lesser extent and possibly result in clinical benefit. This belief is based in part on the work of Professor Kay Davies and her research group at the University of Oxford, in which the continued expression of utrophin protein in the transgenic lines of an mdx mouse, even at levels just above those in a normal mdx mouse, had a meaningful, positive effect on muscle performance. In addition, our ongoing Phase 2 clinical trial called PhaseOut DMD is evaluating the F3 and the F6 formulations of ezutromid. With the interim 24-week data, we have reported there to be no relationship between drug exposure and responses in pharmacology or safety measures. Nonetheless, although we do believe that utrophin modulation has been achieved with both formulations of ezutromid after 24 weeks of dosing in PhaseOut DMD, it is not certain if utrophin modulation will be maintained with longer-term dosing, and even if utrophin modulation is maintained, whether the level of utrophin modulation and production will lead to a clinical benefit for these patients.

If we experience delays or difficulties in the enrollment of patients in our clinical trials, our receipt of necessary marketing approvals could be delayed or prevented.
We may not be able to initiate or continue clinical trials for our product candidates, if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials. DMD is a rare disease with a relatively small patient population, which could result in slow enrollment of clinical trial participants. Because we expect that our current and planned clinical trials for DMD will be limited to boys in a specified age range and with a certain level of physical ability only, the number of patients eligible for our clinical trials is even smaller. Further, there are only a limited number of specialist physicians that treat DMD patients, and major clinical centers are concentrated in a few geographic regions. CDI is an acute infection that requires rapid diagnosis. For our planned Phase 3 clinical trials of ridinilazole, we need to identify potential patients, test them for CDI and enroll them within a 48-hour period. In addition, our competitors in both DMD and CDI have ongoing clinical trials for product candidates that could be competitive with our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.
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
If ezutromid, ridinilazole or any of our other future product candidates receive marketing approval, such products may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues or revenue from collaboration agreements, including our license and collaboration agreement with Sarepta and our license and commercialization agreement with Eurofarma, or any profits from operations. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and potential advantages compared to alternative treatments or competitive products;

•	the prevalence and severity of any side effects;

•
the ability to offer our product candidates for sale at competitive prices, including in the case of ridinilazole, which we expect, if approved, will compete with vancomycin and metronidazole, both of which are available in generic form at low prices, and the antibiotic, fidaxomicin, and potentially other approaches to be used as an adjunctive therapy to antibiotics, such as the monoclonal antibody bezlotoxumab, vaccines or fecal therapy;

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
We do not have a sales or marketing infrastructure and have no experience in the sale or marketing of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. If ezutromid receives marketing approval, we intend to commercialize it in the United States with our own focused, specialized sales force. In the European Union, Switzerland, Norway, Iceland, Turkey and the Commonwealth of Independent States, we will rely on Sarepta to commercialize ezutromid pursuant to the license and collaboration agreement we entered into with Sarepta in October 2016. Sarepta also has an option to expand its commercial rights to include specified countries in Latin America, which means we may have to rely on Sarepta to commercialize ezutromid in these additional territories. We plan to evaluate the potential for utilizing additional collaboration, distribution and marketing arrangements with third parties to commercialize ezutromid in other jurisdictions where we retain commercialization rights. With respect to ridinilazole, we we will rely on Eurofarma to commercialize ridinilazole in Argentina, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Suriname, Dominican Republic, Uruguay and Venezuela, pursuant to the license and commercialization agreement we entered into with Eurofarma in December 2017. We are also currently exploring options to develop and commercialize this antibiotic in other territories. We may also determine to commercialize ridinilazole directly in the United States and Europe with our own specialized sales force. There are risks involved with establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

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
We face substantial competition, which may result in others discovering, developing or commercializing products before us or more successfully than we do.
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
A number of biopharmaceutical companies, including Sarepta, are developing treatments for DMD based on exon-skipping approaches. Sarepta received accelerated approval for eteplirsen (Exondys 51), which based on its targeting of exon 51, has the potential to treat approximately 13% of DMD patients. We believe that there are three other exon-skipping therapies in clinical development that target exon 44, exon 45 and exon 53; skipping of the ten most common exons would treat in aggregate approximately 41% of all DMD patients. PTC Therapeutics, Inc. is developing ataluren (Translarna™), which is a small molecule that enables formation of functional dystrophin in DMD patients with nonsense mutations. DMD caused by nonsense mutations affects approximately 13% of all DMD patients. The European Commission has granted conditional approval for ataluren in Europe, and PTC is commercializing ataluren in several European countries. A number of other companies are pursuing alternative therapeutic approaches for the treatment of DMD, including Pfizer, Inc. and F. Hoffmann-La Roche Ltd, which are pursuing an approach based on muscle tissue growth through myostatin inhibition. Santhera Pharmaceuticals Holding AG is developing a treatment designed to delay the deterioration in respiratory function, and a number of other companies are developing gene therapy based approaches. For more information, see “Business—Competition” in this Annual Report. We believe that our approach of utrophin modulation has the potential to treat the entire population of DMD patients, unlike other DMD approaches that also seek to alter the progression of the disease but only address subsets of the total DMD population. We expect the price that we will charge for ezutromid, if approved, will reflect its status as an orphan drug that will be directed at a smaller population of patients.
Several pharmaceutical and biotechnology companies have established themselves in the market for the treatment of CDI, and several additional companies are developing products for the treatment of CDI. The current standard of care for CDI is treatment with the broad spectrum antibiotics vancomycin and metronidazole, both of which are available in generic form in the United States. Generic antibiotic therapies typically are sold at lower prices than branded antibiotics and generally are preferred by managed care providers of health services. The antibiotic fidaxomicin (DificidTM in the United States and DificlirTM in Europe), which is marketed in the United States by Cubist Pharmaceuticals, Inc., or Cubist, a wholly owned subsidiary of Merck & Co., Inc. and in Europe by Astellas Pharma Inc., was approved for treatment of CDI in the United States and the European Union. The late-stage antibiotic cadazolid, which was originally being developed by Actelion Pharmaceuticals Limited, before global rights were acquired by Johnson and Johnson in January 2017, was reported in 2017 to have missed the primary endpoint on non-inferiority to vancomycin on clinical cure in one Phase 3 clinical trial but achieved the same primary endpoint in a second Phase 3 clinical trial. Merck received approval from the FDA for bezlotoxumab (ZinplavaTM), a monoclonal antibody for the treatment of patients, in combination with an antibiotic, who have a high risk of disease recurrence. Other approaches in development for the treatment of CDI include vaccines and fecal biotherapy. For more information, see “Business—Competition” in this Annual Report.
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
We have separate product liability insurance policies that cover our product candidates and each of our clinical trials. These policies each provide coverage of up to £5.0 million in the aggregate for clinical trials, or portions thereof, conducted in Europe and up to $5.0 million in the aggregate for clinical trials, or portions thereof, conducted in the United States. The insurance policies covering our clinical trials in the United States are also subject to a per claim deductible. The amount of insurance that we currently hold may not be adequate to cover all liabilities that we may incur. We will need to increase our insurance coverage when and if we begin commercializing ezutromid, ridinilazole or any other product candidate that receives marketing approval. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.
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
We have based our research and development efforts for DMD on utrophin modulators, including the F3 formulation of ezutromid, the F6 formulation of ezutromid and our future generation utrophin modulators, and for CDI on the antibiotic ridinilazole. Notwithstanding our large investment to date and anticipated future expenditures in proprietary technologies that we use in the discovery of product candidates for DMD, CDI and other infectious diseases, we have not yet developed, and may never successfully develop, any marketed drugs using this approach. As a result of pursuing the development of product candidates using our proprietary technologies, we may fail to develop product candidates or address indications based on other scientific approaches that may offer greater commercial potential or for which there is a greater likelihood of success. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development.
If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.
The anticipated benefits of any acquisition that we consummate may not be fully realized, may take longer to realize than expected or may not be realized at all.

Any acquisition we consummate will involve the integration of the operations, product candidates and technology of the acquired business with our existing operations and programs, and there are uncertainties inherent in any such integration. Unexpected difficulties in the integration process for an acquisition or the failure to retain key management personnel from an acquired business could adversely affect our business, financial results and financial condition. In addition, any acquisitions are likely to require significant resources and management attention, including the resources and attention required to further the development of any acquired product candidates or other development programs, and we may not realize the anticipated benefits from such an acquisition within the time period we expect, or at all. In addition, in any acquisition, the due diligence process may not identify all factors that could produce unintended or unexpected consequences for us. Undiscovered factors could cause us to incur potentially material financial liabilities and prevent us from achieving the expected benefits from the acquisition within our desired timeframe, or at all. In December 2017, we obtained a bacterial genetics-based platform for the discovery and development of new mechanism antibiotic compounds through our acquisition of Discuva. While we expect to use the acquired genetics-based platform to facilitate our discovery and development of new mechanism antibiotics, we may fail to do so. As a result, we may not obtain any value from our acquisition of Discuva.
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

Recent and potential future changes to U.S. and non-U.S. tax laws could materially adversely affect our company and holders of our ordinary shares and the ADSs.
On December 22, 2017, President Trump signed into law new legislation that significantly revises the U.S. Internal Revenue Code of 1986. This new law substantial affects the U.S. federal income taxation of corporations, including by way of reductions in the nominal U.S. corporate income tax rate, limitations on interest deductions and the introduction of new anti-base erosion provisions. Many of these changes are effective immediately, without transition periods or grandfathering relief, and in some cases retroactively. The legislation is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the U.S. Treasury Department and the U.S. Internal Revenue Service; any these changes could modify various aspects of the legislation in ways that are either positive or negative for us or holders of the ADSs. As a result, the overall impact of this new legislation on us or on holders of our ordinary shares and the ADSs is uncertain and could be adverse. Other legislative or regulatory changes and judicial developments could also affect the taxation of our business or of holders of our ordinary shares and the ADSs.
Future changes in tax laws, regulations and treaties, or the interpretation thereof, in addition to initiatives related to the Base Erosion and Profit Shifting, or BEPS, Project of the Organisation for Economic Co-Operation and Development, or OECD; the European Commission’s “state aid” investigations; and other developments could have an adverse effect on the taxation of international businesses, including our own. Furthermore, countries where we are subject to taxes, including the United States, evaluate their tax policies and rules on a regular basis, and we may see significant changes in legislation and regulations concerning taxation.
We are unable to predict what tax changes may be enacted in the future or what effect such changes would have on our business, but such changes could affect our effective tax rates in countries where we have operations and could have an adverse effect on our overall tax position in the future, along with increasing the complexity, burden and cost of tax compliance.

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
Under the terms of the license and collaboration agreement, we are entitled to receive specified development, regulatory and sales milestone payments, as well as royalty payments. In addition, subject to certain exceptions and limitations, since January 1, 2018, we have shared all budgeted global research and development costs for our utrophin modulator pipeline with Sarepta, with Sarepta responsible for 45.0% of these research and development costs for the licensed products. In addition, Sarepta will be solely responsible for all commercialization activities and associated costs, relating to licensed products in the licensed territories.
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

Our reliance on government funding for ridinilazole adds uncertainty to our research and commercialization efforts with respect to ridinilazole.
We expect that a significant portion of the funding for the development of ridinilazole will come from our contract with BARDA. BARDA is entitled to terminate our BARDA contract for convenience at any time, in whole or in part, and there can be no assurance that our BARDA contract will not be terminated. Changes in government budgets and research priorities may result in a decreased and de-prioritized emphasis on supporting the development of antibacterial product candidates such as ridinilazole. If our BARDA contract is terminated or BARDA declines to exercise options for the full research program, or if there is any reduction or delay in funding under our BARDA contract, we may be forced to seek alternative sources of funding, which may not be available on non-dilutive terms, terms favorable to us, or at all. If alternative sources of funding are not available, we may suspend or terminate development activities related to ridinilazole.
BARDA could decide to delay certain of our activities, and we may elect to move forward with certain activities at our own risk and without BARDA reimbursement.
Under our BARDA contract, BARDA will regularly review our ridinilazole development efforts and clinical activities. Under certain circumstances, BARDA may direct us to delay certain activities and invest additional time and resources before proceeding. If we follow such BARDA direction, we may incur delays and additional costs for which we had not planned. In addition, even if BARDA does not direct us to delay certain activities, BARDA’s review of our progress may take longer than we expect, which may result in overall program delays. Also, the costs associated with following BARDA’s direction to delay certain activities may or may not be reimbursed by BARDA under our contract. Finally, if we decide not to follow the direction provided by BARDA and instead pursue activities that we believe are in the best interest of the development of ridinilazole, we might forgo reimbursement under our BARDA contract, and BARDA could assert that we are in default of our contractual commitments, potentially leading to the termination of our contract, and possibly suspension, debarment, or exclusion from eligibility for other U.S. government contracts, funding programs and regulatory approvals.
BARDA may elect not to pursue the designated options beyond the base period.
Even if BARDA does not terminate the contract, the BARDA contract does not require BARDA to provide funding beyond the amount currently obligated under the base period of the existing contract. Our BARDA contract includes an approximate 12-month base period providing for reimbursement of up to $32 million and options that, if exercised in full by BARDA, would extend the contract until the year 2022 and increase the total potential reimbursement to $62 million. However, BARDA will decide in its sole discretion whether to pursue each of the options under the contract and there can be no assurance that BARDA will elect to pursue any of the designated options beyond the base period. Changes in government budgets and research priorities may result in a decreased and de-prioritized emphasis on supporting the development of antibacterial product candidates such as ridinilazole. In such event, BARDA would have no obligation to exercise its options or extend our existing contract. Any such decision by BARDA to end its support for our ridinilazole research program could materially adversely affect our business.
Our reliance on government funding for the clinical and regulatory development of ridinilazole may impose requirements that increase the costs of commercialization and production of ridinilazole, if approved.
Our BARDA contract includes provisions that implement the U.S. government’s rights and remedies, many of which are not typically found in commercial contracts, including, for example, powers of the government to:

•	terminate agreements, in whole or in part, at any time, for any reason or no reason;

•	unilaterally modify the parties’ obligations under such contracts, subject to government-determined equitable price adjustments;

•	decline to exercise any option for work beyond the initial base period under multi-year contracts;

•	suspend contract performance if Congressionally appropriated funding becomes unavailable;

•	obtain rights to inventions and technical data made or first produced in the performance of such contracts;

•	audit contract-related costs and fees, including allocated indirect costs;

•	suspend or debar the contractor from receiving new contracts pending resolution of alleged violations of procurement laws or regulations in the event of wrongdoing by us;

•	take actions that result in a longer development timeline than expected;

•	direct the course of a development program in a manner not chosen by the government contractor;

•	impose U.S. manufacturing requirements for products that embody or that are produced through the use of inventions conceived or first reduced to practice under such contracts;

•	assert qualified march-in rights to grant licenses to third parties to practice contractor-owned inventions that are conceived or first reduced to practice under such contracts;

•	pursue criminal or civil remedies under the False Claims Act, False Statements Act and similar remedy provisions specific to government agreements; and

•
limit the government’s financial liability to amounts appropriated by the U.S. Congress on a fiscal-year basis, thereby leaving some uncertainty about the future availability of funding for a program even after it has been funded for an initial period.

We may not have the right to prohibit the U.S. government from using certain inventions and technical data funded by the government and developed by us, and we may not be able to prohibit third party companies, including our competitors, from using those inventions and technical data in providing products and services to the U.S. government. The U.S. government generally takes the position that it has the right to royalty-free use of inventions and technical data that are developed under U.S. government contracts. While we do not believe the intellectual property rights that we have granted to the U.S. government under the BARDA agreement will impact our rights to commercialize ridinilazole, the government’s non-exclusive license to intellectual property developed under the agreement and the government’s march-in to inventions made under the agreement may allow the government, or a third party on its behalf, to more easily and/or quickly develop a product that could compete with ridinilazole.
In addition, U.S. government contracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

•	specialized accounting systems unique to government contracts;

•	potential liability for price adjustments or recoupment of government funds after such funds have been spent;

•	mandatory disclosure of credible evidence of certain contractual or statutory violations occurring in connection with the contract;

•	public disclosures of certain contract information, which may enable competitors to gain insights into our research program; and

•	mandatory socioeconomic compliance requirements, including labor standards, non-discrimination and affirmative action programs and environmental compliance requirements.
As an organization, we are relatively new to government contracting and the associated regulatory compliance obligations. If we fail to maintain compliance with those obligations, we may be subject to potential civil and/or criminal liability, termination of our BARDA contract, and/or suspension, debarment, or exclusion from eligibility for other U.S. government contracts, funding programs and regulatory approvals. As a U.S. government contractor, we are subject to financial audits and other reviews by the U.S. government of our costs and performance under our BARDA contract, as well as our accounting and general business practices related to our BARDA contract. Based on the results of its audits, the U.S. government may adjust our contract-related costs and fees, including allocated indirect costs.
Laws and regulations affecting government contracts, including our BARDA contract, make it more costly and difficult for us to successfully conduct our business. Failure to comply with these laws and regulations could result in significant civil and criminal penalties and adversely affect our business.
We must comply with numerous laws and regulations relating to the administration and performance of our BARDA contract. Among the most significant government contracting regulations that affect our BARDA contract are:

•
the Federal Acquisition Regulation, or FAR, and agency-specific regulations supplemental to the FAR, which comprehensively regulate the procurement, formation, administration and performance of government contracts;

•
extensive U.S. government regulation of government-funded clinical research activities, including, for example, compliance requirements relating to protection of human and animal research subjects, restrictions on uses of human research materials, and conditions on dissemination of research results.

•
business ethics and public integrity obligations, which govern areas such as conflicts of interest, the recruitment and hiring of former government employees, bribes and gratuities, and limitations on and mandatory disclosure of lobbying activities, pursuant to laws such as the Anti-Kickback Act, the Procurement Integrity Act, the False Claims Act and the Foreign Corrupt Practices Act; and

•	export control and import laws and regulations.

In addition, U.S. government agencies such as the Department of Health and Human Services and the Defense Contract Audit Agency routinely audit and investigate government contractors for compliance with applicable laws and standards. These agencies review a contractor’s performance under its contracts, including contracts with BARDA, cost structure and compliance with applicable laws, regulations and standards.
These agencies also review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be unreasonable, unallowable under applicable reimbursement policies, or improperly allocated to a specific contract will not be paid, while such costs already paid must be refunded. Claims for costs that are expressly unallowable under applicable reimbursement policies may also be subject to administrative penalties. If we are audited and such audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including:

•	termination of any government contracts, including our BARDA contract;

•	suspension of payments;

•	administrative sanctions, such as long-term monitoring arrangements;

•	fines; and

•	suspension, debarment, or exclusion from eligibility for U.S. government contracts, funding programs and regulatory approvals.

In addition, we could suffer serious reputational harm if allegations of impropriety were made against us, which could jeopardize our other research programs, deter research institutions from engaging with us, and cause our stock price to decrease.
We depend on collaborations with third parties for the development and commercialization of some of our product candidates. If those collaborations are not successful, we may not be able to capitalize on the market potential of these product candidates.

We have entered into a license and commercialization agreement with Eurofarma pursuant to which we granted Eurofarma rights to commercialize ridinilazole in specified countries in South America, Central America and the Caribbean. We are evaluating additional options to maximize the commercial opportunity for ridinilazole, including the relative merits of retaining our remaining commercialization rights for ourselves, seeking third-party collaborators for ridinilazole and/or securing additional non-dilutive funding from government entities, philanthropic organizations and charities. In addition, we have entered into a license and collaboration agreement with Sarepta to commercialize ezutromid in Europe and other geographies, and, we plan to continue to evaluate the potential for utilizing collaboration, distribution and marketing arrangements with third parties to commercialize ezutromid in geographies where we retain commercialization rights, including the United States. Moreover, we may seek third-party collaborators for development and commercialization of any future product candidates.
Our likely future collaborators for any marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. Under our license and collaboration agreement with Sarepta and our license and commercialization agreement with Eurofarma we have, and under any such arrangements we enter into with any third parties in the future we will likely have, limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities and efforts to successfully perform the functions assigned to them in these arrangements.
Our current collaborations pose, and any future collaboration likely will pose, numerous risks to us, including the following:

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
In addition, in order to conduct late-stage clinical trials of our product candidates, we will need to have them manufactured in large quantities. Our third-party manufacturers may be unable to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all.
The third-party manufacturer responsible for the fill and finish services to supply the final drug product for our planned Phase 3 clinical trials of ridinilazole experienced challenges in the fill and finish process used to manufacture test batches of the clinical supply of ridinilazole, specifically the manufacture of ridinilazole in tablet form, which is also the form expected to be used commercially, and which is a change from the capsule form used in our completed clinical trials of ridinilazole. Because of these challenges, we were not able to obtain sufficient quantities of ridinilazole to commence our planned Phase 3 clinical trials in the first half of 2018 as originally planned and have delayed the commencement of those trials until the first quarter of 2019. If our third-party manufacturer is unable to resolve these challenges or is otherwise unable to manufacture sufficient quantity of the tablet form of ridinilazole, our planned Phase 3 clinical trials may be further delayed. Moreover, if our third-party manufacturers are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or infeasible, and regulatory approval or commercial launch of that product candidate may be delayed or not obtained, which could significantly harm our business.
If the third parties that we engage to manufacture product for our preclinical tests and clinical trials should cease to continue to do so for any reason, we likely would experience delays in advancing these clinical trials while we identify and qualify replacement suppliers and we may be unable to obtain replacement supplies on terms that are favorable to us. In addition, if we are not able to obtain adequate supplies of our product candidates or the drug substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively. Our inability to obtain adequate supplies of ezutromid for preclinical tests and clinical trials may also impact Sarepta’s ability to commercialize ezutromid and our second generation and future generation utrophin modulators. Under our license and collaboration agreement with Sarepta, we have agreed to use commercially reasonable efforts to supply to Sarepta active pharmaceutical ingredient, finished drug product and placebo for Sarepta to conduct research, development and commercialization activities. In addition, our inability to obtain adequate supplies of ridinilazole for clinical trials may also impact Eurofarma’s ability to commercialize ridinilazole, if marketing approval is obtained, in the jurisdictions where Eurofarma holds commercialization rights. Under our license and commercialization agreement with Eurofarma, we have agreed to use commercially reasonable efforts to supply or cause to be supplied to Eurofarma sufficient commercial supply of ridinilazole.
Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability, and the ability of Sarepta, Eurofarma and any other future collaborator, to develop product candidates and commercialize any products that receive marketing approval on a timely and competitive basis.
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
We also are required to register ongoing clinical trials and post the results of completed clinical trials on a U.S. government-sponsored database, www.ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. In September 2016, the U.S. Department of Health and Human Services through the U.S. National Institutes of Health issued new regulations that expand the legal requirements for submitting registration and results information for clinical trials involving FDA-regulated drugs, biologics and medical devices. The new rules require sponsors, among other things, to post results of clinical trials for unapproved products, including unfavorable results in clinical trials for unapproved uses of approved products. The EMA has also adopted transparency requirements that apply to clinical trials conducted in the European Union (EMA Policy/0070 on the publication of clinical data for medicinal products for human use, effective as of January 1, 2015). The EMA will implement this policy on the publication of clinical data in two phases. Phase 1 concerns the publication of clinical reports submitted to EMA as part of a marketing authorization application and through the centralized procedure. It entered into force on January 1, 2015. Phase 2 concerns the publication of individual patient data. The EMA will implement this phase at a later stage. This publication requirement for clinical reports may force us to disclose know-how relating to the design of clinical trials for our product candidates, which may harm our interests by disclosing valuable know-how to our competitors, which may be used to develop competing products to our product candidates.
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
Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products, including our bacterial genetics-based platform. We seek to protect our proprietary position by filing patent applications in the United States, in Europe and in certain additional foreign jurisdictions related to our novel technologies and product candidates that are important to our business. This process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, if we license technology or product candidates from third parties in the future, these license agreements may not permit us to control the preparation, filing and prosecution of patent applications, or to maintain or enforce the patents, covering the licensed technology or product candidates. These agreements could also give our licensors the right to enforce the licensed patents without our involvement, or to decide not to enforce the patents at all. Therefore, in these circumstances, these patents and applications may not be prosecuted or enforced in a manner consistent with the best interests of our business.

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
For example, although ridinilazole is protected by a U.S. composition of matter patent that recites hydrated forms of ridinilazole , and a method of treatment patent for Clostridium difficile associated disease, patent protection is not available for composition-of-matter claims that only recite the active pharmaceutical ingredient for ridinilazole without limitation to its use. Because ridinilazole lacks composition-of-matter protection for its active pharmaceutical ingredient, competitors will, subject to obtaining marketing approval, be able to offer and sell products with the same active pharmaceutical ingredient so long as these competitors do not infringe any other issued patents that would otherwise cover the drug’s usage, methods of treatment using the drug, drug formulations, drug dosage forms and the like. Moreover, method-of-treatment patent claims are more difficult to enforce than composition-of-matter claims for reasons including off-label sale, potential divided infringement issues and use of the subject compound in non-infringing manners. Physicians are permitted to prescribe an approved product for uses that are not described in the product’s labeling. Although off-label prescriptions may infringe our method-of-treatment patents, the practice is common across medical specialties and such infringement is difficult to prevent or prosecute. Off-label sales would limit our ability to generate revenue from the sale of our product candidates, if approved for commercial sale. In addition, if a third party were able to design around our dosage-form and formulation patents and create a different formulation and dosage form that is not covered by our patents or patent applications, we would likely be unable to prevent that third party from manufacturing and marketing its product.
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
Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies, including our bacterial genetics-based platform, without infringing the intellectual property and other proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference, derivation, inter partes review, reexamination, reissue or post-grant review proceedings before the USPTO. The risks of being involved in such litigation and office proceedings may also increase as our product candidates approach commercialization, and as we gain greater visibility as a publicly traded company in the United States. Third parties may assert infringement claims against us based on existing or future intellectual property rights and so restrict our freedom to operate. Third parties may also seek injunctive relief against us, whereby they would attempt to prevent us from practicing our technologies altogether pending outcome of any litigation against us. We may not be aware of all such intellectual property rights potentially relating to our product candidates prior to their assertion against us. For example, we have not conducted an in-depth freedom-to-operate search or analysis for ezutromid or ridinilazole. Any freedom-to-operate search or analysis previously conducted may not have uncovered all relevant patents and pending patent applications, and there may be pending or future patent applications that, if issued, would block us from commercializing ezutromid or ridinilazole. Thus, we do not know with certainty whether ezutromid, ridinilazole or any other product candidate or our commercialization thereof, does not and will not infringe any third party’s intellectual property.
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
Additionally, on June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit. On March 29, 2017, the country formally notified the European Union of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. Since a significant proportion of the regulatory framework in the United Kingdom is derived from European Union directives and regulations, Brexit could materially impact the regulatory regime with respect to the approval of our product candidates in the United Kingdom or the European Union. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom and/or the European Union and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or European Union for our product candidates, which could significantly and materially harm our business.
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

The FDA and other federal and state agencies, including the Department of Justice, or DOJ, closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of drugs in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our products for their approved indications, we may be subject to enforcement action for off-label marketing. Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act and other statutes, including the False Claims Act and other federal and state health care fraud and abuse laws as well as state consumer protection laws. Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

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
On August 3, 2017, the U.S. Congress passed the FDA Reauthorization Act of 2017, or FDARA. FDARA, among other things, codified the FDA’s pre-existing regulatory interpretation, to require that a drug sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. The new legislation reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.
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

In September 2016, the FDA notified us that we obtained rare pediatric disease designation for ezutromid for the treatment of DMD. The FDA’s rare pediatric disease designation gives us the potential to receive a Priority Review Voucher if ezutromid receives regulatory approval. Under the 21st Century Cures Act, the Rare Pediatric Disease Priority Review Voucher program was reauthorized until 2020. However, if a drug is designated before October 1, 2020, it is eligible to receive a voucher if approved before October 2022. As a result, unless the program is further extended, we will not receive a Priority Review Voucher if ezutromid is approved after October 2022. Moreover, even if we do receive a voucher, it may not be used to secure priority review of ezutromid for the treatment of DMD since it would only be issued upon approval of that product.
The efforts of the Administration to pursue regulatory reform may limit the FDA’s ability to engage in oversight and implementation activities in the normal course, and that could negatively impact our business.
The Trump Administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. On January 30, 2017, President Trump issued an executive order, applicable to all executive agencies, including the FDA, that requires that for each notice of proposed rulemaking or final regulation to be issued in fiscal year 2017, the agency shall identify at least two existing regulations to be repealed, unless prohibited by law. These requirements are referred to as the “two-for-one” provisions. This executive order includes a budget neutrality provision that requires the total incremental cost of all new regulations in the 2017 fiscal year, including repealed regulations, to be no greater than zero, except in limited circumstances. For fiscal years 2018 and beyond, the executive order requires agencies to identify regulations to offset any incremental cost of a new regulation. In interim guidance issued by the Office of Information and Regulatory Affairs within the Office of Management and on February 2, 2017, the administration indicates that the “two-for-one” provisions may apply not only to agency regulations, but also to significant agency guidance documents. It is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.
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

•
Analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. Additionally, some state and local laws require the registration of pharmaceutical sales representatives in the jurisdiction.

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
Current and future legislation may increase the difficulty and cost for us and any future collaborators to obtain marketing approval of and commercialize our product candidates and affect the prices we, or they, may obtain.
In the United States and some foreign jurisdictions, there have been and continue to be a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability, or the ability of any future collaborators, to profitably sell any products for which we, or they, obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any future collaborators, may receive for any approved products.
In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA. Among the provisions of the ACA of potential importance to our business and our product candidates are the following:

•	an annual, non-deductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the civil False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% starting January 1, 2019) point-of-sale discounts off negotiated prices;

•	extension of manufacturers’ Medicaid rebate liability;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	new requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions to Medicare payments to providers of up to 2% per fiscal year that started in 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2027 unless additional congressional action is taken, and the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used. Further, there have been several recent U.S. congressional inquiries and proposed state and federal legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products.
We expect that these healthcare reforms, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product and/or the level of reimbursement physicians receive for administering any approved product we might bring to market. Reductions in reimbursement levels may negatively impact the prices we receive or the frequency with which our products are prescribed or administered. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors.
With enactment of the Tax Cuts and Jobs Act of 2017, which was signed by the President on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. Further, each chamber of the Congress has put forth multiple bills designed to repeal or repeal and replace portions of the ACA. Although none of these measures has been enacted by Congress to date, Congress may consider other legislation to repeal and replace elements of the ACA. The Congress will likely consider other legislation to replace elements of the ACA, during the next Congressional session.
The Trump Administration has also taken executive actions to undermine or delay implementation of the ACA. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed a second Executive Order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the ACA exchanges. At the same time, the Administration announced that it will discontinue the payment of cost-sharing reduction, or CSR, payments to insurance companies until Congress approves the appropriation of funds for such CSR payments. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. A bipartisan bill to appropriate funds for CSR payments was introduced in the Senate, but the future of that bill is uncertain. We will continue to evaluate the effect that the ACA and its possible repeal and replacement could have on our business.
The costs of prescription pharmaceuticals has also been the subject of considerable discussion in the United States, and members of Congress and the Administration have stated that they will address such costs through new legislative and administrative measures. To date, there have been several recent U.S. congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Legislative and regulatory proposals have also been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us and any future collaborators to more stringent product labeling and post-marketing testing and other requirements.
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
We are highly dependent on the principal members of our executive and scientific teams, including Glyn Edwards, our Chief Executive Officer, Erik Ostrowski, our Chief Financial Officer, Dr. David Roblin, our Chief Operating Officer, Chief Medical Officer and President of Research and Development, Dr. Jonathon Tinsley, our Chief Scientific Officer, DMD, and Dr. Richard Vickers, our Senior Vice President, Anti-Infectives. Although we have formal employment agreements with each of our executive officers, these agreements do not prevent our executives from terminating their employment with us at any time. We do not maintain “key person” insurance on any of our executive officers. The unplanned loss of the services of any of these persons could materially impact the achievement of our research, development and commercialization objectives.
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
We are exposed to the risk of employee fraud or other misconduct, including intentional failures to comply with FDA or Office of Inspector General regulations or similar regulations of comparable non-U.S. regulatory authorities, provide accurate information to the FDA or comparable non-U.S. regulatory authorities, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable non-U.S. regulatory authorities, report financial information or data accurately or disclose unauthorized activities to us. Similar employee fraud or misconduct could occur with respect to reimbursement requests and other reports we are required to submit to BARDA. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation, or a request for the reimbursement of expenses that were not incurred, which could cause BARDA to terminate our contract with them. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.
Risks Related to Ownership of the American Depositary Shares and our Ordinary Shares
The prices of the ADSs and our ordinary shares may be volatile and fluctuate substantially, which could result in substantial losses for holders of the ADSs and our ordinary shares.
The market prices of the ADSs on the Nasdaq Global Market and of our ordinary shares on AIM may be volatile and fluctuate substantially. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders of the ADSs and our ordinary shares may not be able to sell their ADSs or ordinary shares at or above the price at which they were purchased. The market price for the ADSs and ordinary shares may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials of ezutromid, ridinilazole and any other future product candidate that we develop;

•	results of clinical trials of product candidates of our competitors;

•	changes or developments in laws or regulations applicable to ezutromid and ridinilazole and any other future product candidates that we develop;

•	our entry into, and the success of, any collaboration agreements with third parties;

•	the operation of our contract with BARDA, and whether BARDA elects to pursue its option work segments beyond the base period;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates, products or technologies;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the biotechnology and pharmaceutical sectors;

•	general economic, industry and market conditions;

•	the trading volume of ADSs on the Nasdaq Global Market and of our ordinary shares on AIM; and

•	the other factors described in this “Risk Factors” section.
The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.
The ADSs are traded on the Nasdaq Global Market, and our ordinary shares are listed on AIM. The dual listing of our ordinary shares and the ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the maintenance of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on AIM. Although our ordinary shares are currently listed on AIM, we may decide at some point in the future to delist our ordinary shares from AIM, and our ordinary shareholders may approve such delisting. We cannot predict the effect such delisting of our ordinary shares on AIM would have on the market price of the ADSs on the Nasdaq Global Market.
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
Sales of a substantial number of our ordinary shares or ADSs in the public market could occur at any time. These sales, or the perception in the market that these sales could occur, could cause the market price of the ADSs and our ordinary shares to decline. Other than the 2,934,272 ordinary shares we issued in connection with our acquisition of Discuva, which are subject to a lock-up restriction expiring on September 23, 2018 and an orderly sale arrangement limiting the sale of such ordinary shares during the twelve-month period following the expiration of such lock-up restriction, and the 2,083,000 ordinary shares purchased by one of our principal shareholders in our March 2018 placement of ordinary shares in Europe under Regulation S of the Securities Act of 1933, the ordinary shares held by our major shareholders are available for sale and are not subject to contractual and legal restrictions on resale. If any of our directors, officers or major shareholders seek to sell substantial amounts of ADSs or ordinary shares, particularly if these sales are in a rapid or disorderly manner, or other investors perceive that these sales could occur, the market price of the ADSs and our ordinary shares could decrease significantly.
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
As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Accordingly, holders of the ADSs and our ordinary shares may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq Stock Market requirements.
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
As a “foreign private issuer” we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under SEC rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on July 31, 2018.

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
However, for as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies as described in the preceding risk factor. We may remain an emerging growth company until January 31, 2021, although if the market value of our share capital held by non-affiliates exceeds $700 million as of any July 31 before that time or if we have annual gross revenues of $1.07 billion or more in any fiscal year, we would cease to be an emerging growth company as of January 31 of the applicable year. We also would cease to be an emerging growth company if we issue more than $1.0 billion of non-convertible debt over a three-year period.

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
Based on our estimated gross income, the average value of our gross assets and the nature of our business, taking into account the market price of the ADSs, we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our tax year ended January 31, 2018 and do not expect to be a PFIC during our tax year ending January 31, 2019. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes (1) in any taxable year in which at least 75% of its gross income is passive income or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income and (2) as to a given holder who was a holder in such year and regardless of such corporation’s income or asset composition in any subsequent taxable year unless, as to that holder, certain elections are made that can entail substantial tax costs to that holder. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares, which fluctuate and which may fluctuate considerably given that market prices of biotechnology companies have been especially volatile. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held the ADSs, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Item 10.E Taxation.”
U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management and the experts named in this Annual Report.
Our directors, certain members of our senior management and some of the experts named in this Annual Report are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Further, there is doubt as to whether English courts would enforce certain civil liabilities under U.S. securities laws pursuant to judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

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
Holders of ADSs may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to such holders.
The depositary for the ADSs has agreed to pay to holders of the ADSs or distribute the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our ordinary shares such ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of the ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that holders of the ADSs may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to such holders. These restrictions may have a material adverse effect on the value of the ADSs.
Our executive officers, directors and principal shareholders maintain the ability to control or significantly influence all matters submitted to stockholders for approval.
As of April 1, 2018, our executive officers, directors and principal shareholders beneficially owned, in the aggregate, ordinary shares and ADSs representing approximately 33.17% of our outstanding share capital. As a result, if these shareholders were to choose to act together, they would be able to control or significantly influence all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other holders of ADSs and ordinary shares may desire.
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
In the three-year period ended January 31, 2018, we have invested a total of £0.8 million in equipment and facilities.

B. Business
Overview
We are a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Our focus is on rare diseases and infectious diseases. We are conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy, or DMD, and the infectious disease Clostridium difficile infection, or CDI.
Duchenne Muscular Dystrophy
Our lead DMD product candidate is ezutromid (formerly SMT C1100), an orally administered small molecule. We are conducting a Phase 2 open label, multi-center, clinical trial of ezutromid in patients with DMD. This trial is designed to evaluate the potential benefits of longer-term dosing of ezutromid by measuring a number of endpoints related to muscle health and muscle function, along with monitoring the safety and tolerability of long-term exposure to ezutromid. We refer to this Phase 2 clinical trial as PhaseOut DMD, a Phase 2 proof of concept clinical trial. On January 25, 2018, we announced interim data from the first 24 weeks of treatment in PhaseOut DMD. On February 26, 2018, we announced further interim data from the first 24-weeks of treatment in PhaseOut DMD. We are accelerating preparatory activities for a placebo controlled clinical trial for ezutromid, and for a potential regulatory filing of ezutromid based on the 48-week results from PhaseOut DMD. We expect to report top-line data from the full 48-week trial in the third quarter of 2018.
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
To date, we have conducted four Phase 1 clinical trials of ezutromid. We completed a Phase 1 clinical trial in healthy volunteers in 2012, a Phase 1b clinical trial in DMD patients in May 2014 and another Phase 1b clinical trial in DMD patients in September 2015. In addition, we completed a Phase 1 clinical trial that evaluated a new formulation of ezutromid, which we refer to as the “F6” formulation, in healthy volunteers and DMD patients in August 2016. The second Phase 1b clinical trial of ezutromid in DMD patients evaluated another clinical formulation of ezutromid, which we refer to as the "F3" formulation, and the impact of diet on plasma levels of the drug. We refer to this second Phase 1b trial as our Phase 1b modified diet trial. In all of our Phase 1 trials, ezutromid was generally well tolerated at all doses tested.
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
We completed a Phase 1 clinical trial of ridinilazole in healthy volunteers in 2013. In this Phase 1 clinical trial, ridinilazole was highly selective for total clostridia bacteria with minimal impact on the other gut flora of subjects, which was consistent with the results of our preclinical studies of ridinilazole. In November 2015, we reported top-line results from our double blind, randomized, active controlled Phase 2 clinical trial that evaluated ridinilazole compared to the current standard of care, vancomycin, for the treatment of CDI. The Phase 2 clinical trial exceeded its primary endpoint of non-inferiority, with ridinilazole achieving statistical superiority over vancomycin in sustained clinical response, or SCR. The statistical superiority was driven by a large numerical reduction in recurrent disease compared with vancomycin. We subsequently reported that data from our Phase 2 clinical trial of ridinilazole showed ridinilazole to be highly preserving of the gut microbiome compared to patients who received vancomycin and experienced substantial damage to their gut microbiome that for many patients persisted during the 30-day post-treatment period. Ridinilazole was well tolerated at all doses tested in both Phase 1 and Phase 2 clinical trials. In September 2017, we reported top-line data from our exploratory open label, active controlled Phase 2 clinical trial evaluating ridinilazole compared to fidaxomicin. In the trial, ridinilazole preserved the gut microbiome of CDI patients to a greater extent than fidaxomicin, achieving a key secondary endpoint. The primary endpoint was safety with no new or unexpected safety signals identified with ridinilazole being well tolerated.

We expect to commence Phase 3 clinical trials of ridinilazole for CDI in the first quarter of 2019, and we are currently undertaking activities to prepare ridinilazole for these trials. We expect the program will consist of two Phase 3 clinical trials comparing ridinilazole to vancomycin with the primary endpoint in both trials being superiority in SCR. We also plan to include other endpoints, including ones related to health economic outcome measures.
We have been awarded a contract from Biomedical Advanced Research and Development Authority, or BARDA, an agency of the U.S. government's Department of Health and Human Services' Office of the Assistant Secretary for Preparedness and Response worth up to $62 million that will, in part, fund our planned Phase 3 clinical trials. We have also received $2.5 million upfront as part of our license and commercialization agreement with Eurofarma Laboratórios S.A., or Eurofarma, and are eligible to receive an additional $3.75 million in development milestones upon the achievement of staged patient enrollment targets in the planned Phase 3 clinical trials of ridinilazole. We continue to explore various options to maximize the value of ridinilazole, including third party collaborations and securing additional non-dilutive funding from government entities and philanthropic, non-government and not for profit organizations.

Infectious Disease Pipeline
Our goal is to build a franchise in the field of infectious diseases through the discovery and development of new mechanism antibiotics focused on treating patients with serious bacterial infections where there is a substantial unmet need and where we believe we have the ability to show advantages over current treatments. Our focus is on pathogens that are classed as representing serious healthcare threats. On December 23, 2017, we expanded our activities in the field of infectious diseases with the acquisition of Discuva Limited, a privately held U.K.-based company. Through this acquisition, we obtained a bacterial genetics-based platform that facilitates the discovery and development of new mechanism antibiotics. With this acquisition, we believe we are better placed to advance additional potential drug treatments for patients with serious bacterial infections. In March 2018, we unveiled a series of novel mechanism antibiotics identified using this platform that target gonorrhea. We expect to select a candidate to advance into IND enabling studies in the second half of 2018.

Our Product Development Pipeline
The following table summarizes our product development pipeline. We are also developing an earlier stage pipeline of future generation utrophin modulators for the treatment of DMD and antibiotic compounds for serious bacterial infections.

*
We have granted Eurofarma an exclusive license to the commercial rights for ridinilazole in specified countries in South America, Central America and the Caribbean. We retain commercialization rights in the rest of the world.

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
We are focusing our resources and business efforts primarily on rapidly advancing the development of ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI. We believe that there is significant market potential for each of these product candidates. We also believe that the orphan drug and fast track designations of ezutromid and the QIDP and fast track designations of ridinilazole may expedite the regulatory review process for each of these product candidates and potentially provide market protection benefits. We are currently conducting our PhaseOut DMD clinical trial. This Phase 2 clinical trial is evaluating the benefits of longer-term dosing of ezutromid by measuring a number of endpoints related to muscle health and muscle function, including distribution of utrophin protein in muscle fibers and levels of muscle fiber regeneration from muscle biopsies, changes in muscle inflammation and fat infiltration through the use of magnetic resonance parameters, the distance walked during the six minute walk test and the North Star Ambulatory Assessment, a multi-point test of motor functions. We reported 24-week biopsy data in January 2018 and reported additional findings in February 2018. These interim 24-week data showed ezutromid treatment resulted in an average increase in utrophin protein intensity, and a statistically significant decrease in muscle damage and inflammation as measured by biopsy and magnetic resonance. We are undertaking preparatory activities for a placebo controlled trial and a potential regulatory filing of ezutromid based on the 48-week results. We expect to report top-line 48 week data from PhaseOut DMD during the third quarter of 2018. We reported top-line data from our double blind, randomized, active controlled Phase 2 clinical trial that evaluated ridinilazole compared to vancomycin for the treatment of CDI in November 2015. The primary endpoint of the trial was exceeded with ridinilazole achieving statistical superiority over vancomycin in sustained clinical response, with this superiority being driven by a large numerical reduction in recurrent disease compared to vancomycin. We are undertaking activities required to advance ridinilazole into Phase 3 clinical trials and, as detailed below, are evaluating our options to maximize the commercial potential of ridinilazole.
Maintain and expand our leadership in the field of utrophin modulation and in the research and development of new mechanism antibiotics.
We are developing ezutromid as the first of a new class of drugs called utrophin modulators. Utrophin modulation is an approach to treating DMD that is independent of the underlying dystrophin gene mutation. Our co-founder and scientific advisor, Professor Kay Davies at the University of Oxford, discovered utrophin and then developed the concept of utilizing utrophin modulation as a treatment potentially applicable to all DMD patients. Our DMD program was founded to develop and commercialize drugs for DMD using this approach to treatment. We are applying, and seeking to enhance, our existing knowledge, experience and proprietary rights to maintain and expand our leadership in the field of utrophin modulation. In addition to the PhaseOut DMD clinical trial for ezutromid, we are also currently pursuing, in collaboration with the University of Oxford, a broad utrophin modulator technology program consisting of novel, future generation, small molecule utrophin modulators with potential new utrophin-related mechanisms. We are also developing ridinilazole as a novel mechanism antibiotic that is designed to selectively target Clostridium difficile bacteria without causing collateral damage to the gut flora and thereby reduce rates of CDI recurrence. We are seeking to apply our existing knowledge and experience to position ourselves as a leader in antibiotic research and development and generate a pipeline of new mechanism antibiotics that show clear advantages over current standard of care treatment. Our focus is on treating pathogens that have been recognized as posing urgent or serious healthcare threat. The discovery of new antibiotics is being supported by our genetics-based platform that was obtained as part of our acquisition of Discuva Limited.
Collaborate with Sarepta on the global research, development and commercialization of our utrophin modulator pipeline.
We entered into an exclusive license and collaboration agreement with Sarepta in October 2016 pursuant to which we granted Sarepta the exclusive right to commercialize products in our utrophin modulator pipeline in the European Union, Iceland, Norway, Switzerland, Turkey and the Commonwealth of Independent States, which we refer to as the licensed territory. Such products include ezutromid and our future generation of small molecule utrophin modulators, which we refer to collectively as the licensed products. We have agreed to collaborate with Sarepta on the research and development of the licensed products under a joint, global development plan through a joint steering committee. Sarepta has the final decision making authority with respect to commercialization decisions of the licensed products in the licensed territories. We are working with Sarepta to implement the global development plan and fulfill our respective contractual obligations under the terms of the license and collaboration agreement that includes research and development activities, sharing of global research and development costs from January 1, 2018, manufacture and supply of licensed product material, intellectual property, and commercialization activities.

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
We hold exclusive commercialization rights for ridinilazole for all indications in the United States and Europe. We entered into an exclusive license and commercialization agreement with Eurofarma in December 2017 pursuant to which we granted Eurofarma the exclusive right to commercialize ridinilazole in certain countries in South America, Central America and the Caribbean. We have also been awarded a contract from BARDA worth up to $62 million that will, in part, fund our planned Phase clinical trials of ridinilazole. We continue to evaluate our options to maximize the commercial opportunity for ridinilazole. We may seek additional third-party collaborators for the development and commercialization of ridinilazole in certain territories or potentially retain commercialization rights for ourselves. We are also exploring funding options from government entities and philanthropic, non-government and not for profit organizations. In this evaluation, we are considering factors such as the anticipated development costs required to achieve marketing approval, the sales and marketing resources required in each territory in which we receive approval, the relative size of the market opportunity in such territory, the particular expertise of the third party and the proposed financial terms of any arrangement with third party collaborators, government entities or philanthropic, non-government or not for profit organizations.
Seek additional governmental and other third party grants and support.
We have obtained development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. For example, we have received grant funding and clinical trial support from Innovate UK and several DMD organizations, including groups based in the United States, such as the Muscular Dystrophy Association, Parent Project Muscular Dystrophy, Charley’s Fund, Cure Duchenne, Foundation to Eradicate Duchenne and the Nash Avery Foundation, and groups based in the United Kingdom, such as Joining Jack. The Wellcome Trust Limited provided funding for ridinilazole up until the completion of our Phase 2 proof of concept clinical trial and BARDA is providing funding that, in part, will support our planned Phase 3 clinical trials of ridinilazole. We plan to continue to encourage these types of organizations to provide additional funding and support for our development programs.
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
Based on prevalence data published in January 2018 by Orphanet, a publicly available reference portal for information on rare diseases and orphan drugs, we estimate that there are approximately 50,000 DMD patients in the developed world and 250,000 DMD patients globally. According to an article published in 2013 in the peer reviewed journal Muscle & Nerve, approximately one in every 5,000 males is born with DMD. All ethnic groups are generally susceptible to DMD at approximately the same rates. Approximately two-thirds of DMD cases are due to inherited mutations, with the remainder being the result of spontaneous mutations in the dystrophin gene in patients with no familial history of the disease.
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
There are different approaches in development for the treatment of DMD, some of which seek to alter, slow or stop the progression of the disease by targeting the underlying genetic cause and others that seek to provide symptomatic relief. One disease modifying treatment for DMD is based on a scientific approach known as exon-skipping. Exons are organic molecules known as nucleotides within the DNA strand that the cellular machinery translates to make truncated but functional protein. In a sub-population of DMD patients, synthesis of the dystrophin protein is disrupted because of mutations that may be due, among other factors, to deleted exons. Exon-skipping technology seeks to allow the production of a truncated but still functional dystrophin protein. According to an article published in 2009 in the peer reviewed journal Human Mutation, skipping of the ten most common exons would treat in aggregate approximately 41% of all DMD patients. There is currently one approved exon-skipping treatment in the United States, called eteplirsen (Exondys 51™), which is being developed and commercialized by Sarepta. Eteplirsen received accelerated approval from the FDA in September 2016, and based on the size of the DMD population described in the aforementioned article in Human Mutation, it has the potential to treat approximately 13% of patients with DMD. We believe that there are additional exon-skipping therapies currently in clinical development to address additional exons and that these, in aggregate with eteplirsen, would treat less than one-third of all DMD patients. Another approach that seeks to alter the progression of the disease involves targeting the specific genetic mutations known as nonsense mutations. Nonsense mutations create a premature stop signal in the translation of the genetic code and prevent the production of functional dystrophin protein. There is currently one approved nonsense mutation treatment in Europe, called ataluren (Translarna™), which is being developed and commercialized by PTC Therapeutics Inc. Ataluren received conditional approval from the EMA in May 2014. DMD caused by nonsense mutations affects approximately 13% of all DMD patients. One other potential disease modifying treatment approach in development is gene therapy, which has the potential to address the genetic cause of DMD by using an adeno-associated virus to deliver a shortened, yet functional, version of the dystrophin or utrophin gene to a DMD patient. A number of other treatments being developed seek to alleviate the symptoms of DMD. These include promotion of muscle tissue growth based on myostatin inhibition, anti-inflammatory and anti-fibrotic drugs and treatments to improve cardiac and respiratory function.
The FDA recognizes the unmet medical need in DMD, the devastating nature of the disease for patients and their families and the urgency to make new treatments available. The FDA publicly stated in October 2014 that it remains committed to working with all companies to expedite the development and approval of safe and effective drugs to treat this disease. The Director of the FDA’s Center for Drug Evaluation and Research also stated in a speech in July 2014 that the agency was willing to explore the use of all potential pathways for approval of DMD drugs, including accelerated approval, as appropriate. In February 2018, the FDA issued guidance on developing drugs for the treatment of DMD and related dystrophinopathies that included information around the design of patient clinical trials, clinical trial endpoints and considerations pertaining to an accelerated approval pathway.

Our Utrophin Modulation Approach for the Treatment of DMD
Our Approach
We believe that our approach of utilizing utrophin modulation for DMD has the potential to slow or stop the progression of DMD in all patients with the disease. Utrophin is a naturally occurring protein that is functionally and structurally similar to dystrophin. The aim of utrophin modulation is to maintain the production of full-length utrophin in all skeletal muscles, including the diaphragm, and the heart to compensate for the lack of dystrophin in DMD patients, thereby restoring and maintaining healthy muscle function. This approach to treating DMD is independent of the underlying dystrophin gene mutation. As illustrated in the figure below, we believe utrophin modulation has the potential to treat the entire population of DMD patients, unlike other DMD approaches that also seek to alter, slow or stop the progression of the disease but only address subsets of the total DMD population.

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

Role of Developmental Myosin
In DMD patients and healthy individuals, developing skeletal muscle express different forms of myosin, a protein that plays a role in the contraction of muscle fibers. Developmental myosins are transiently expressed during embryonic and fetal development and disappear shortly after birth when adult myosins are expressed to perform the same role. Developmental myosins are also re-expressed during muscle fiber repair and so provide a specific marker of muscle fiber regeneration. Patients with DMD have higher levels of developmental myosin due to their muscle fibers going through a continuous cycle of damage and repair caused by the absence of functional dystrophin protein, which means developmental myosin can be used as a biomarker of muscle fiber repair. For example, in validation studies patients with DMD exhibited higher levels of developmental myosin compared to patients with Becker muscular dystrophy, or BMD, a milder form of muscular dystrophy disease, with the lowest levels of developmental myosin seen in non-DMD and non-BMD muscle.
Expected Effect of Utrophin Modulation for DMD
We believe that our approach of utrophin modulation can be used to maintain the production of utrophin in maturing and mature muscle fibers and compensate for the lack of dystrophin in DMD patients, thereby restoring and maintaining healthy muscle function. If production of utrophin can be maintained and compensate for the lack of dystrophin then we believe that this would lead to a reduction in the cycle of muscle damage and repair as measured by the biomarker developmental myosin. The figure below illustrates the transition from utrophin to dystrophin production in the normal muscle fiber of a healthy individual, the effect of the lack of dystrophin production in the muscle fiber of a DMD patient and the expected effect of utrophin modulation in the muscle fiber of a DMD patient to compensate for the lack of dystrophin production.

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
To date, we have conducted four Phase 1 clinical trials of ezutromid. We completed a Phase 1 clinical trial of ezutromid in healthy volunteers in 2012, a Phase 1b clinical trial of ezutromid in DMD patients in May 2014 and another Phase 1b clinical trial of ezutromid in DMD patients in September 2015. In addition, we completed a Phase 1 clinical trial evaluating a new formulation of ezutromid, which we refer to as the “F6” formulation, in healthy volunteers and DMD patients in August 2016. The second Phase 1b clinical trial of ezutromid in DMD patients evaluated another clinical formulation of ezutromid, which we refer to as the “F3” formulation, and the impact of diet on plasma levels of the drug. We refer to this second Phase 1b trial as our Phase 1b modified diet trial. Our Phase 1b modified diet trial met its primary objective with patients achieving plasma levels of ezutromid that may be sufficient to modulate the production of utrophin protein and possibly result in clinical benefit while following specific dietary guidance. In our Phase 1 clinical trial evaluating the F6 formulation of ezutromid, the evaluable patients who received the highest dose achieved an over six-fold increase in the average maximum plasma concentration level compared to the F3 formulation of ezutromid.
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

We are conducting a Phase 2 clinical trial of ezutromid, which we refer to as PhaseOut DMD, in patients with DMD at trial sites in the United Kingdom and the United States. The PhaseOut DMD trial is evaluating the benefits of longer-term dosing of the F3 and F6 formulations of ezutromid by measuring a number of endpoints related to muscle health and muscle function, including distribution of utrophin protein in muscle fibers and levels of muscle fiber regeneration from muscle biopsies, changes in muscle inflammation and fat infiltration through the use of magnetic resonance, distance walked during a six minute walk test and the North Star Ambulatory Assessment. We completed enrollment for PhaseOut DMD in May 2017, with a total of 40 ambulatory boys between their fifth and tenth birthday enrolled. We reported 24-week interim data for PhaseOut DMD in January 2018 and February 2018 and expect to report top-line data from the full 48-week trial in the third quarter of 2018. At the end of 48-weeks of dosing, patients in PhaseOut DMD have the option to enroll in an extension phase and continue to be dosed with ezutromid. We expect that the extension phase will last until ezutromid either receives marketing approval in the relevant country or its development is discontinued.
We believe that the F3 and F6 formulations of ezutromid will be appropriate for administration to DMD patients, especially children.
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
Under the terms of the license and collaboration agreement, we have received an aggregate of $62.0 million in payments from Sarepta, that comprised of an upfront payment of $40.0 million and a milestone payment of $22.0 million that we received following the first dosing of the last patient enrolled in our PhaseOut DMD clinical trial. In addition, we are eligible to receive future ezutromid-related development, regulatory and sales milestone payments totaling up to $500.0 million. We will also be eligible to receive development and sales milestone payments related to potential second generation and future generation utrophin modulator candidate(s). We are also eligible to receive escalating royalties ranging from a low to high teens percentage of net sales on a product-by-product basis in the licensed territories. If Sarepta elects to exercise its option for rights in specified countries in Central and South America, we would be entitled to additional fees, milestones and royalties.
We have agreed to collaborate with Sarepta on the research and development of licensed products under a joint, global development plan. Under the license and collaboration agreement, we were solely responsible for all research and development costs for the licensed products until December 31, 2017. Since January 1, 2018, we have been responsible for 55.0% of all global budgeted research and development costs related to the licensed products, and Sarepta has been responsible for 45.0% of such costs. Sarepta has final decision making authority with respect to commercialization decisions of the licensed products in the licensed territories. Sarepta will be solely responsible for all commercialization activities and associated costs, relating to licensed products in the licensed territories.

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

•
Patients Experienced a Reduction in CK and Other Enzyme Markers of Muscle Damage. We observed a reduction compared to baseline in the enzymes CK, aspartate aminotransferase, or AST, and alanine aminotransferase, or ALT, in over 90% of the patients in the clinical trial during dosing with ezutromid. Other liver associated enzymes, gamma glutamyl transferase, alkaline phosphatase and albumin, showed no meaningful change from baseline over the same dosing period. The levels of CK, ALT and AST are typically low in healthy people. In DMD patients, however, damage to muscle fibers leads to the release of these enzymes from the muscle and accumulation in the blood. The mean reductions in CK, ALT and AST were statistically significant as compared to the baseline pre-dose levels (p <0.05). We determine statistical significance based on a widely used, conventional statistical method that establishes the p-value of clinical results. Typically, a p-value of 0.05 or less represents statistical significance. Following the end of dosing, the levels of these enzymes increased toward pre-

dose levels. In addition, the reduction in CK was consistent with the results of a preclinical in vivo study that we conducted in the mdx mouse model, described in more detail below, in which we observed a reduction in CK following single daily dosing of ezutromid. We did not observe a correlation between the dose level of ezutromid administered and the degree of change in the levels of these enzymes. Although this was not a placebo controlled study and there may be other factors that influenced the results, we believed at the time that the lower levels of CK, AST and ALT compared to baseline potentially indicated a reduction in muscle damage and may have been evidence of ezutromid activity. We consequently further evaluated this observed reduction in the enzyme markers of muscle damage in our subsequent Phase 1b modified diet trial. The results of the Phase 1b modified diet trial are described below.
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
Based on the plasma concentration levels achieved in healthy subjects and the safety data from Part A of the trial, the F6 formulation of ezutromid was selected for further evaluation in patients with DMD in Part B of the trial.

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

BioMarin Phase 1 Clinical Trial in Healthy Volunteers
In 2009, we assigned certain technology relating to our DMD program to BioMarin DMD Regulator Limited, or BioMarin. In 2010, BioMarin conducted a Phase 1 clinical trial of a prior formulation of ezutromid in 48 healthy adult volunteers. The clinical trial was conducted at a single site in the United Kingdom. BioMarin reported that ezutromid was well tolerated by the subjects in this clinical trial. Subjects in this trial achieved low systemic exposure of the drug, and there was variability in systemic exposure across subjects. Following this clinical trial of a prior formulation of ezutromid, BioMarin elected not to continue development of our assigned technology, citing pharmaceutical and pharmacokinetic challenges. In public statements, BioMarin indicated that it had concluded that the likelihood of achieving a therapeutic effect in DMD patients was highly unlikely. In 2010, BioMarin transferred the assets, and all commercialization rights, back to us. As described above, in our various Phase 1 clinical trials of ezutromid in healthy volunteers and patients, in which we administered ezutromid as two different formulations in combination with specific dietary guidance, we were able to achieve plasma concentrations that we believe will be sufficient to modulate utrophin production .
Ongoing Phase 2 ‘PhaseOut DMD’ Clinical Trial
We are conducting a Phase 2 clinical trial of ezutromid, which we refer to as PhaseOut DMD, in patients with DMD. PhaseOut DMD is a 48 week open label trial that is being conducted at trial sites in the United Kingdom and the United States. PhaseOut DMD enrolled a total of 40 ambulatory boys between their fifth and tenth birthday inclusive who have a genetically confirmed diagnosis of DMD. The enrolled patients were required to be on stable doses of corticosteroids for a minimum of six months. We began conducting the trial at sites in the United Kingdom after receiving approval from the MHRA in January 2016 and in the United States after our investigational new drug application was cleared by the FDA in April 2016. We commenced enrollment at trial sites in the United Kingdom in June 2016 and at trial sites in the United States in November 2016. We completed enrollment for PhaseOut DMD in May 2017. At the end of 48 weeks of dosing, patients in PhaseOut DMD have the option to enroll in an extension phase and continue to be dosed with ezutromid. As of January 2018, 18 of 19 eligible patients have enrolled into the extension phase. We expect that the extension phase will last until ezutromid either receives marketing approval in the relevant country or its development is discontinued.

In PhaseOut DMD, 30 of the enrolled patients are scheduled to receive the F3 formulation of ezutromid at a dose level of 2,500 mg twice daily via oral administration, and the remaining ten patients are scheduled to receive the F6 formulation of ezutromid at a dose level of 1,000 mg twice daily via oral administration. All patients will receive dietary guidance, consistent with that provided in our Phase 1b modified diet trial, to ensure they are receiving balanced proportions of fat, proteins and carbohydrates. At the time of dosing, patients will consume whole milk and will have also recently eaten either breakfast or an evening meal, depending on the time of day. The trial protocol specifies that there should be a gap of between eight to twelve hours between the breakfast and evening meal doses.
We have designed the PhaseOut DMD trial to evaluate the activity and safety of ezutromid and utrophin modulation and it will consist of the following four parts:

•
Screening and Baseline Stage: A screening and baseline phase lasts up to 28 days for each patient. During this time, we take a number of baseline measurements. These include magnetic resonance spectroscopy / magnetic resonance imaging, or MR, analysis of upper leg muscle, a baseline muscle biopsy from the bicep, blood samples for pharmacokinetic and enzyme biomarker measurements, and baseline measurements for functional tests, including the six minute walk test and the North Star Ambulatory Assessment.

•
Treatment Stage: The treatment phase for each patient lasts a total of 48 weeks. During the treatment stage, an MR analysis will be conducted at 12, 24, 36 and 48 weeks of treatment. Blood samples for pharmacokinetic and enzyme biomarker analysis will be taken at 4, 8, 12, 24, 36 and 48 weeks of treatment. In addition, 24 of the patients are scheduled to have a second muscle biopsy taken at week 24, with the remaining 16 patients are scheduled to have their second biopsy at week 48; As of January 2018, one patient from each of these groups has withdrawn from the trial prior to their second biopsy due to reasons unrelated to ezutromid. Functional tests will be performed at 12, 24, 36 and 48 weeks of treatment.

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

•
Trial Extension Phase: At the end of the 48 weeks of dosing, all patients have the option of enrolling into an extension phase and continue to receive ezutromid. We expect that the extension phase will last until ezutromid either receives marketing approval in the relevant country or its development is discontinued. This extension phase will allow us to monitor safety and efficacy data related to longer-term dosing of the F3 and F6 formulations of ezutromid. The decision to include the extension phase followed a review of the safety and tolerability data from PhaseOut DMD by an independent data monitoring committee. A protocol amendment was submitted to the MHRA, U.K. Ethics Committee and the FDA in March 2017 and was subsequently approved, which enables enrollment of patients into the extension phase once they have completed 48 weeks of dosing without a cessation in dosing.

•
Additional Cohort: The amended protocol we submitted to the regulatory authorities and ethics committee to extend the trial also provides for the enrollment into PhaseOut DMD of patients who participated in prior clinical trials of ezutromid but who did not meet the inclusion criteria for PhaseOut DMD. All safety, tolerability and functional data from this arm of the trial will be distinct from analyses of the efficacy portion of PhaseOut DMD.

Clinical Trial Objectives
The primary objective of our PhaseOut DMD clinical trial is to investigate changes in magnetic resonance parameters from baseline in leg muscle health . Reports in the peer reviewed literature have shown MR has potential as a non-invasive biomarker to measure disease progression through measurement of changes in inflammation and fat infiltration in leg muscles. This trial will monitor disease progression after treatment with ezutromid by measuring changes from baseline in levels of muscle inflammation and fat infiltration in leg muscle during the course of the 48 week trial. We will also investigate if there are any relationships between changes in magnetic resonance parameters in leg muscle with blood plasma concentrations of ezutromid, which we will measure at baseline and over the course of the trial.
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

We believe that these objectives collectively will enable us to better understand the potential benefits of long-term dosing with the F3 and F6 formulations of ezutromid on the progression of DMD in a pediatric population. We will also seek to understand if there are any potential relationships between changes in magnetic resonance parameters, utrophin expression, muscle fiber regeneration and other assessments of muscle function. This trial will be the longest period of time that ezutromid has been dosed in patients and will increase the amount of safety and tolerability data for ezutromid.
We reported interim 24-week data from PhaseOut DMD in January 2018, with further findings from this clinical trial reported in February 2018. The interim data included muscle biopsy data from the group of patients who were scheduled to have their second muscle biopsy after completing 24 weeks of treatment with either the F3 formulation or F6 formulation of ezutromid, and 24-week magnetic resonance and functional data analysis from all patients in the trial who completed 24 weeks of treatment.
Analysis of PhaseOut DMD interim clinical trial results
We observed the following results from the interim 24 week data from PhaseOut DMD.

•
Mean Increase in Utrophin Protein Intensity. We observed an increase in mean utrophin protein intensity levels of 7% in biopsies at 24 weeks compared to baseline (0.370 to 0.396, 95% C.I., -0.005, 0.058). Background levels of utrophin are high in patients with DMD as their muscle fibers undergo a continuous cycle of damage and repair. Utrophin protein is produced during the initial stage of muscle repair, but its production is naturally switched off as muscle fibers mature.

•
Reduction in Muscle Damage as Measured by Developmental Myosin. We observed a statistically significant and meaningful reduction in muscle damage as measured by a 23% decrease in mean developmental myosin in muscle biopsies at 24 weeks compared to baseline (11.37% to 8.76%, 95% C.I., -4.33, -0.90). Developmental myosin is a biomarker of muscle damage and is present in muscle fibers that are repairing. Studies show that there is a correlation between disease severity and levels of developmental myosin present in muscle fibers with higher levels typically found in DMD patients with lower levels found in patients with the milder disease, BMD.

•
Reduction in Muscle Inflammation as Measured by Magnetic Resonance Spectroscopy. We observed a decrease in muscle inflammation as measured by magnetic resonance spectroscopy transverse relaxation time T2, or MRS-T2. We observed a mean decrease from baseline to 24 weeks in the soleus (calf muscle) in patients (n=38) of -0.861 milliseconds that achieved statistical significance (31.850 milliseconds to 30.989 milliseconds, 95% C.I., -1.440, -0.281). We also observed a mean decrease of -0.470 milliseconds in MRS-T2 in the vastus lateralis (thigh muscle) of patients (n=37) from baseline to 24 weeks (32.265 milliseconds to 31.795 milliseconds, 95% C.I., -1.158, 0.218). We believe the decrease in MRS-T2 is independent of any anti-inflammatory effect provided by corticosteroids due to the patients being on stable regimens of such treatments.

•
DMD Patients Achieved Plasma Levels of Ezutromid Expected to Modulation Utrophin Protein with F3 and F6 Formulation. We observed that all patients achieved plasma levels of ezutromid that we believe will be sufficient to modulate the expression of utrophin protein. The responses in utrophin protein intensity, developmental myosin and MRS-T2 were observed in patients treated with either the F3 or the F6 formulations of ezutromid. We did not observe a relationship between drug exposure levels and responses to these pharmacology measures or the safety measures after 24-weeks of treatment with ezutromid.

We also observed other findings from the interim 24 week PhaseOut DMD data.

•	A decrease in the mean muscle fiber diameter from 42.1µm at baseline to 40.3µm at 24 weeks as measured by muscle biopsy.

•
The mean fat fraction in the vastus lateralis muscle increased from 14.7% at baseline to 18.5% at 24 weeks (n=37) as measured by magnetic resonance spectroscopy. We believe that the potential for change in this magnetic resonance parameter is expected to be observable after longer-term dosing of patients.

•
A change in mean six-minute walk distance from 404m at baseline to 395m at 24 weeks (n=39) and a change in mean North Star Ambulatory Assessment score from 25.0 at baseline to 24.4 at 24 weeks (n=39). The North Star Ambulatory Assessment has a maximum score of 40.

•	All patients retained ambulation after 24-weeks of treatment (n=39).

Ezutromid was also well tolerated after 24 weeks of dosing in PhaseOut DMD.
The muscle biopsies were analyzed using fully automated techniques that can assess whole cross-sections of biopsies containing several thousand individual fibers. These techniques were developed by Summit in collaboration with Flagship Biosciences Inc., or Flagship. Following strict handling and processing protocols, all biopsies contributed to the overall dataset with 22 matched pairs of baseline/week 24 biopsies assessed in the developmental myosin and fiber diameter assay and 18 matched pairs of baseline/week 24 biopsies assessed in the utrophin assay.

In light of the positive interim 24-week data, we are accelerating preparatory activities for a placebo controlled clinical trial for ezutromid, and for a potential regulatory filing of ezutromid based on the 48-week results from PhaseOut DMD. We expect to report top-line 48-week data during the third quarter of 2018.
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
We were previously pursuing internally developed second generation utrophin modulators that are structurally related to ezutromid, but designed to include improved pharmacokinetic properties and achieve higher plasma levels of drug at lower doses. However, in September 2016, we announced that the development of our second generation utrophin modulators would be placed on hold due to the substantial increase in ezutromid plasma levels achieved with the F6 formulation of ezutromid in our most recently completed Phase 1 clinical trial. We are now focusing on advancing the F3 and F6 formulations of ezutromid and our preclinical future generation utrophin modulators.
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
We are collaborating with the specialist biomarker development company Flagship on the development of automated, digital analysis tools to allow for the precise and reproducible measurement of utrophin expression and levels of muscle fiber regeneration, including the measurement of developmental myosin. We presented analytical validation data at the 22nd International Congress of the World Muscle Society in October 2017. We believe that the development of these tools will have an important role in helping to further our understanding of the potential benefits of utrophin modulator therapies, including ezutromid, and we are using these tools in analyzing the muscle biopsies in our PhaseOut DMD clinical trial. Our collaboration with Flagship builds on a manual quantification approach that we developed with research groups at the Institute of Child Health at University College London. Data from our collaboration was published in the peer reviewed literature in March 2016.

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

Current CDI Treatments
Existing treatment options for CDI are limited. Currently the mostly commonly used treatments for CDI are vancomycin or off label use of metronidazole, both of which are broad spectrum antibiotics. Although these antibiotics reduce levels of C. difficile, both also cause significant collateral damage to the gut flora as a result of their broad spectrum of activity. This collateral damage to the gut flora leaves patients vulnerable to recurrent CDI. A review published in 2012 in the peer reviewed journal International Journal of Antimicrobial Agents reported recurrence rates of 24.0% for vancomycin and 27.1% for metronidazole. Metronidazole is frequently used in mild or moderate cases of CDI and has been associated with a number of side effects. A narrower spectrum antibiotic fidaxomicin was approved in the United States and the European Union, but it has not been shown to be superior to vancomycin in the treatment of patients with the hypervirulent strain ribotype 027. In October 2016, the FDA approved bezolotoxumab, a monoclonal antibody for use in conjunction with an antibiotic in patients who have a high risk of disease recurrence. Bezolotoxumab binds to toxin B, one of the toxins produced by the C. difficile bacteria, to neutralize its effects. In February 2018, updated guidelines on the treatment of CDI in adults and children were published in Clinical Infectious Diseases by the Infectious Diseases Society of America and Society for Healthcare Epidemiology of America. These revised guidelines recommend the use of vancomycin or fidaxomicin in preference to metronidazole in the treatment of an initial episode of CDI. Use of metronidazole is only recommended when it is not possible to access vancomycin or fidaxomicin.
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
In November 2015, we reported top-line results from our double blind, randomized, active controlled Phase 2 clinical trial that evaluated ridinilazole compared to the current standard of care, vancomycin, for the treatment of CDI. The Phase 2 clinical trial exceeded its primary endpoint of non-inferiority, with ridinilazole achieving statistical superiority over vancomycin in sustained clinical response, or SCR. The statistical superiority was driven by a large numerical reduction in recurrent disease compared with vancomycin. We subsequently reported that data from our Phase 2 clinical trial also showed ridinilazole to be highly preserving of the gut microbiome compared to patients who received vancomycin and experienced substantial damage to the gut microbiome which for many patients persisted during the 30-day post-treatment period. In September 2017, we reported top-line data from our exploratory, open label, active controlled Phase 2 clinical trial evaluating ridinilazole compared to fidaxomicin for the treatment of CDI. In the trial, ridinilazole preserved the gut microbiome of CDI patients to a greater extent than fidaxomicin, achieving a key secondary endpoint. Ridinilazole was well tolerated at all doses tested in our completed Phase 1 and Phase 2 clinical trials. Activities to prepare ridinilazole for Phase 3 clinical trials continue, and we plan to commence these trials in the first quarter of 2019.

We have been awarded a contract from BARDA worth up to $62 million that will, in part, fund our planned Phase 3 clinical trials of ridinilazole. We have also received a $2.5 million upfront payment as part of our license and commercialization agreement with Eurofarma and are eligible to receive an additional $3.75 million in development milestones upon the achievement of staged patient enrollment targets in the planned Phase 3 clinical trials of ridinilazole.
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

Phase 2 Exploratory Clinical Trial of Ridinilazole Compared to Fidaxomicin
In September 2017, we reported top-line data from our randomized, open label, active controlled, multicenter Phase 2 clinical trial evaluating ridinilazole compared to fidaxomicin for the treatment of CDI. This exploratory clinical trial was designed to generate data comparing ridinilazole to fidaxomicin, a CDI antibiotic launched in 2011, and the results of this clinical trial are expected to help to inform the commercial positioning of ridinilazole. We conducted this clinical trial at sites in the United Kingdom, Europe and the United States, enrolling 27 patients between 18 and 90 years of age. We randomized patients in a one-to-one ratio to receive either a 200 mg dose of ridinilazole administered twice per day for ten days or a 200 mg dose of fidaxomicin administered twice per day for ten days. The trial population was unbalanced with more patients randomized to ridinilazole with predisposing factors for recurrent CDI, and at a higher risk of poorer clinical outcomes as measured by ATLAS score, a tool for evaluating CDI in patients by age, temperature, leukocytes and albumin levels, and use of systemic antibiotics.

The primary efficacy objective of this clinical trial was to determine the safety and tolerability of ten days of dosing with 200 mg of ridinilazole compared to dosing with 200 mg of fidaxomicin. The secondary objectives of the clinical trial were to assess the following:

•	the plasma pharmacokinetics of ridinilazole in patients with CDI;

•	the qualitative and quantitative effect of ridinilazole and fidaxomicin on gut flora;

•	the plasma, urine and fecal concentrations of ridinilazole and its metabolites; and

•	the efficacy of ten days of dosing with ridinilazole compared to fidaxomicin for the treatment of CDI.
The measurement of efficacy was based on investigator assessed clinical response at the test of cure, or TOC, visit, with clinical cure defined as resolution of diarrhea while on treatment and maintained at the TOC visit, and sustained clinical response, defined as clinical cure at the TOC visit and no recurrence of CDI within 30 days after the end of treatment.
We reported the following findings:

•
Ridinilazole Preserved the Microbiome to a Greater Extent than Fidaxomicin. We observed that following 10 days of treatment, ridinilazole had markedly less of an impact on the gut microbiome of trial patients by measures of overall diversity and changes in key bacterial families when compared to those trial patients dosed with fidaxomicin. We observed that while ridinilazole and fidaxomicin both reduced the abundance of C. difficile, fidaxomicin treated patients had reduced abundance of other bacterial families, including Firmicutes phylum that are thought to have direct functional roles in protecting against CDI. We observed that for a number of these bacterial families, the difference between the two treatments reach statistical significance. We also reported alpha diversity, as measured by the Simpson's Diversity Index, as another measure of microbiome health, We observed a greater reduction in alpha-diversity during fidaxomicin treatment compared with ridinilazole treatment. These measures were a key secondary endpoint of the trial. We believe that these measures provide further evidence of ridinilazole's precision in killing C. difficile while preserving the gut microbiome.

•
Ridinilazole was Well Tolerated. The primary endpoint of the trial was safety, as measured by the number of treatment emergent adverse events and serious adverse events. During the trial, no new or unexpected safety signals were identified and ridinilazole was well-tolerated.

•
Comparable Rates of Sustained Clinical Response. We observed that seven of the 14 ridinilazole treated patients and six of the 13 fidaxomicin treatment patients were cured at the end of treatment and did not have a recurrence of CDI within the following 30 days to achieve a sustained clinical response. The trial was however not designed for efficacy comparisons due to the small number of patients enrolled and so we believe no conclusions on efficacy should be made based solely on this data.

Phase 3 Clinical Trial Program
In February 2017, we outlined our plans for the Phase 3 development program of ridinilazole following an end of Phase 2 meeting with the FDA and a scientific advice process with the EMA. We expect to conduct two Phase 3 clinical trials evaluating ridinilazole compared to the standard of care antibiotic, vancomycin, with each trial expected to enroll approximately 700 patients with CDI. The primary endpoint of the Phase 3 clinical trials is expected to be superiority in SCR. Other planned endpoints include health economic outcome measures. The Phase 3 clinical trial designs are consistent with the successful proof of concept Phase 2 clinical trial of ridinilazole. Activities to prepare ridinilazole for Phase 3 clinical trials continue, and we plan to commence these trials in the first quarter of 2019.
We have been awarded a contract from BARDA worth up to $62 million that will, in part, fund our planned Phase 3 clinical trials. We have also received $2.5 million upfront as part of our license and commercialization agreement with Eurofarma and are eligible to receive an additional $3.75 million in development milestones upon the achievement of staged patient enrollment targets in the planned Phase 3 clinical trials of ridinilazole.
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

•
Targeted Spectrum of Activity. We conducted in vitro testing of ridinilazole, vancomycin, metronidazole and fidaxomicin against a wide panel of bacteria that are commonly found in the gut flora and are necessary for normal function of the gastrointestinal tract and also have wide implications on human health, such as the proper function of the immune system. As illustrated in the figure below, in this study ridinilazole had a minimal antibiotic effect against these beneficial bacterial groups. Ridinilazole also displayed higher selectivity for C. difficile in this study as compared to vancomycin, metronidazole and fidaxomicin and published data for cadazolid, an antibiotic that was reported recently by another company to have missed its primary endpoint of non-inferiority to vancomycin on clinical cure in one Phase 3 clinical trial, but achieved the same primary endpoint in a second Phase 3 clinical trial. In vitro potency is measured by determining the concentration of a drug (in micrograms per liter) needed to inhibit the growth of 90% of the bacterial strains being tested, referred to as a MIC90 measurement. A high number, typically higher than 256, indicates a weak antimicrobial effect, and a low number, typically less than eight, indicates a potent antimicrobial effect. We believe that the targeted spectrum of activity for ridinilazole seen in this study compared to the relatively broad spectrum of activity of other antibiotics indicates the potential for ridinilazole to selectively target C. difficile bacteria without causing collateral damage to the gut flora and thereby reduce CDI recurrence rates.

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

Infectious Disease Pipeline

We are seeking to build a pipeline of new mechanism antibiotics focused on treating patients with serious bacterial infections where there is a substantial unmet need and where we believe we have the ability to show advantages over current treatments. On December 23, 2017, we expanded our activities in this field when we acquired Discuva Limited, a privately held U.K.-based company. Through this acquisition, we obtained a bacterial genetics-based platform that facilitates the discovery and development of new mechanism antibiotics. With this acquisition, we believe we are better placed to advance additional potential drug treatments for patients with serious bacterial infections. In March 2018, we announced that we had identified a new series of antibiotic compounds that have shown to have high potency against strains of gonorrhea with no development of resistance to date. These series were identified using our recently acquired bacterial genetics-based platform. We intend to select a candidate from this series for entry into IND enabling studies in the second half of 2018.
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

Financial Terms
Under the terms of the license and collaboration agreement, we received an aggregate of $62.0 million in payments from Sarepta that were comprised of an upfront payment of $40.0 million and a milestone payment of $22.0 million that we received following the first dosing of the last patient enrolled in our PhaseOut DMD clinical trial. In addition, we are eligible to receive up to an additional $20.0 million from Sarepta in specified development milestones for ezutromid and up to $150.0 million from Sarepta in specified regulatory milestones related to ezutromid in the licensed territory. We are also eligible to receive up to $65.0 million in specified development milestones and up to $225.0 million in specified regulatory milestones from Sarepta for our future generation small molecule utrophin modulators in the licensed territory. In addition, we are also eligible to receive up to $330.0 million from Sarepta in specified sales milestones on a product-by-product basis, as well as tiered, escalating royalties ranging from a low to high teens percentage of net sales on a product-by-product basis in the licensed territory. The royalties are subject to potential reductions, including for a specified portion of royalty payments that Sarepta may become required to pay under any third-party license agreements, subject to a maximum royalty reduction.
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
Under the license and collaboration agreement, we were solely responsible for all research and development costs for the licensed products until December 31, 2017. From January 1, 2018, we will be responsible for 55.0% of the budgeted research and development costs related to the licensed products in the licensed territory, and Sarepta will be responsible for 45.0% of such costs. Any costs in excess of 110.0% of the budgeted amount are borne by the party that incurred such costs. We are also obligated to spend a specified minimum amount on the research and development of certain licensed products prior to the end of 2019.
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
University of Oxford
In November 2013, we acquired all of the outstanding equity of MuOx Limited, or MuOx, a spin out of the University of Oxford founded by Professors Stephen Davies and Kay Davies. MuOx is our wholly owned subsidiary. In connection with that acquisition, we and MuOx entered into a set of agreements with the University of Oxford and its technology transfer division, Isis Innovation Limited, which is now known as Oxford University Innovation Limited, or OUI, regarding the development of small molecule utrophin modulators. In November 2015, this set of agreements were extended through November 2019, with an option to extend for a further twelve months.
Research Sponsorship
We have agreed to fund a drug research and discovery program in the University of Oxford laboratories to identify and research utrophin modulators to treat DMD. The University of Oxford is responsible for conducting this program. OUI has no obligations under the research sponsorship agreement. We refer to the agreement that governs our research sponsorship with the University of Oxford, which we, the University of Oxford and OUI entered into in November 2013, amended and restated in July 2014 and amended further in November 2015 and September 2017, as the research sponsorship agreement. Under the research sponsorship agreement, we have agreed to fund up to £4.6 million over a six-year research period ending in November 2019. If we exercise our right to extend the research period by an additional year, we have agreed to fund an additional £0.8 million, for a total of £5.4 million. As of January 31, 2018, we had paid the University of Oxford £3.1 million of this amount.
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
License of Know-How
In November 2013, OUI executed a know-how license agreement with MuOx. We refer to the agreement, which was amended in July 2014 and March 2017, as the know-how license agreement. In the know-how license agreement, OUI granted MuOx a license under specified know-how, consisting of data and other information associated with specified utrophin modulators and biological screening technology, and all intellectual property rights pertaining to the specified know-how, to research, develop, make, have made, use, have used, import, have imported, export, have exported, and market the licensed know-how and products or processes resulting from the licensed know-how. The know-how license agreement was novated to us in March 2017. We refer to the know-how specified in the know-how license agreement, as Oxford’s background know-how. Our rights under Oxford’s background know-how in the specified utrophin modulators are exclusive and sublicenseable. Our rights under Oxford’s background know-how in the biological screening technology were initially exclusive, but became non-exclusive in November 2016. In March 2017, we amended the know-how license agreement to extend our rights under Oxford’s background know-how for certain biological screening technologies to November 2019, subject to an option to extend for a further twelve months. We paid to OUI a nominal amount upon its entry into the amendment in March 2017 and, pursuant to the amendment, agreed to pay to OUI additional nominal amounts annually for the term of the exclusive license period, provided the amounts payable in the final year of the exclusive license period shall only be payable if we further extend the term of the exclusive license. Our rights under the know-how license agreement are sublicenseable with OUI’s consent, which may not be unreasonably withheld. Our rights are also subject to the rights of the University of Oxford, the Muscular Dystrophy Association and the Muscular Dystrophy Campaign, and their respective employees, students and agents, to use and publish Oxford’s background know-how for specified scholarly and academic research and teaching purposes. We have agreed to use commercially reasonable efforts to develop, exploit and market Oxford’s background know-how or any compound deriving from Oxford’s background know-how.
The know-how license agreement will remain in effect at least until November 2019 with respect to the biological screening technology know-how, and otherwise, with respect to each of the compound or biological screening technology know-how, as long as we or our sublicensees are using commercially reasonable efforts to research and develop compounds derived from that know-how. Either we or OUI would have the right to terminate the know-how license agreement if the other party materially breaches the know-how license agreement and the breach remains uncured for a specified period or is uncurable. We may terminate the know-how license agreement at our discretion by giving OUI six months’ prior written notice. OUI may terminate the know-how license agreement on thirty days’ notice if we fail to use commercially reasonable efforts to exploit Oxford’s background know-how and do not remedy such breach within a specified time, or immediately, if we take specified actions relating to winding up or experience certain insolvency-related events.
Exclusive Option Rights
We refer to the intellectual property rights arising under the research sponsorship agreement, or arising from research and development of small molecule utrophin modulation conducted by or under the supervision of certain University of Oxford scientists, that is created or reduced to practice after November 2013 and within a specified time after the expiration or termination of the research sponsorship agreement, as arising IP. Under an option agreement that we, the University of Oxford and OUI entered into in November 2013 and amended in November 2015, which we refer to, as amended, as the option agreement, OUI granted us an exclusive option to license the arising IP. We paid OUI £10,000 in connection with entering into the amendment to the option agreement. We may exercise the option within specified periods.
In connection with entering into the initial option agreement, we paid OUI an option fee of a specified amount and issued to OUI warrants to purchase up to 354,090 of our ordinary shares at a purchase price of £0.20 per ordinary share. In connection with the November 2015 amendment, we extended the period during which OUI may exercise such options to February 2020. The warrants may be exercised based on the achievement of certain research, development and regulatory milestones. In November 2015, we announced the nomination of two series of new utrophin modulators for progression into lead optimization studies to achieve the first research milestone. This entitled OUI to subscribe for 50,000 new ordinary one penny shares at an exercise price of 20 pence per share during the three month period starting November 22, 2016, all of which were exercised in February 2017. The remaining warrants did not meet the specified milestones in the specified timeframe and have now lapsed.

If we exercise our option to obtain a license under arising IP, we would be obligated to pay OUI up to a specified sum in option exercise fees, and OUI will use reasonable efforts to enter into a license agreement as quickly as possible, subject to OUI obtaining all necessary intellectual property assignments and conducting its internal due diligence procedures.
For any arising IP for which we have exercised the option and that comprises new chemical entities or compounds, which we refer to as optioned compounds, we would obtain an exclusive, sublicenseable license. We are obligated to pay milestone payments of up to £75,000 upon the achievement of specified development milestones, whether such milestones occur prior to or after our exercise of the option to obtain an exclusive sublicenseable license. Following exercise of such an option we would also be obligated to pay milestone payments upon the achievement of specified regulatory milestones with respect to each optioned compound. The specified regulatory milestone payment is due each time the specified regulatory milestone is achieved with respect to an optioned compound and, if each optioned compound achieved each regulatory milestone once, we would be obligated to pay OUI a total of £3.7 million in regulatory milestone payments for each optioned compound.
We would also be obligated to pay OUI a low single digit royalty of net sales by us, our affiliates or sublicensees of any product containing an optioned compound, which we refer to as a licensed product, subject to specified reductions. Our obligation to pay the royalty would expire on the later of the expiration of the last valid claim of any licensed patent or patent application claiming the licensed product or 20 years after the date on which we enter the license agreement. We would also be obligated to pay OUI a low single digit percentage of any payments we receive in connection with granting a sublicense under the licensed arising IP.
If we funded the development of the arising IP for the optioned compounds, through our funding under the research sponsorship agreement or by funding work at contract research organizations prior to the creation of the arising IP, then the milestone and royalty payments will be reduced to reflect the value that our funding delivered to the arising IP. We and OUI would negotiate such adjustment in good faith. If we and OUI are unable to agree, an expert will be appointed to make the determination.
For any arising IP for which we have exercised the option and that does not comprise new chemical entities or compound, which we call enabling IP, we would obtain an exclusive license, which we could sublicense with OUI’s prior written consent, not to be unreasonably withheld, delayed or conditioned. We and OUI would negotiate the milestone payments and any other payments that we would be obligated to pay to OUI with respect to enabling IP. If we and OUI are unable to agree, an expert will be appointed to make the determination.
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
The license agreement would remain in effect as long as we are using commercially reasonable efforts to develop and market the licensed products, unless terminated earlier by us or OUI, or extended by mutual agreement. Either we or OUI would be permitted to terminate the license agreement at any time if the other party materially breaches the license agreement and the breach remains uncured for a specified period or the breach is uncurable. We would be permitted to terminate the license agreement for any reason after it has been in effect for three years upon giving six months’ prior written notice. OUI would be permitted to terminate the license agreement if we challenge the validity of the licensed patents or patent applications or if we claim that we are no longer obligated to make payments to OUI under the license agreement because the know-how is unnecessary, or if we take specified actions relating to winding up or experience certain insolvency-related events. Upon termination of the license agreement, we would be obligated to grant OUI an irrevocable, transferable, non-exclusive license to develop, make, have made, use and market any improvements made by us during the option period, and related intellectual property rights, subject to the payment of a reasonable royalty.
The option agreement will remain in effect until a specified period of time, sufficient for us and OUI to enter into the license agreement, after our rights to exercise the options terminate, unless the option agreement is terminated earlier by either OUI and the University of Oxford, or us. Either we, or OUI and the University of Oxford, may terminate the option agreement at any time if the other materially breaches the option agreement and the breach remains uncured for a specified period or the breach is uncurable, or if the other becomes insolvent. We may also terminate the option agreement, effective on each anniversary of the effective date of the option agreement, by giving 60 days’ prior written notice to OUI and the University of Oxford.

Wellcome Trust
In October 2012, we entered into a translation award funding agreement with the Wellcome Trust Limited, as trustee of the Wellcome Trust, in order to support a Phase 1 and a Phase 2 clinical trial of ridinilazole for the treatment of CDI. We refer to the translation award funding agreement as the translation award agreement. Under the translation award agreement, we were eligible to receive up to £4.0 million from the Wellcome Trust, of which we have received the entire £4.0 million. The translation award agreement followed a funding agreement we and the Wellcome Trust entered in October 2009, which we refer to as the discovery award agreement, under which we received £2.3 million for preclinical development of CDI antibiotics. We refer to any compound or product that is covered by intellectual property rights created under the discovery award agreement or the translation award agreement, or that is covered by intellectual property rights that we created or to which we had rights prior to October 2009 and that relate to the activities under the discovery award agreement or the translation award agreement, as the award products. We agreed to use commercially reasonable efforts to achieve certain development milestones by specified dates.
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
Revenue Sharing Agreement
The terms of the translation award agreement required us to enter into a revenue sharing agreement with the Wellcome Trust prior to the further development (beyond the Phase 2 trial supported by the 2012 translational award agreement) and commercialization, which together we refer to as the "Exploitation" of any compound or product that is covered by the intellectual property rights created under the translational award agreement or the discovery award agreement, or that is covered by background intellectual property rights. Under such revenue sharing agreement, the Wellcome Trust would be entitled to a share of the net revenue that we, our affiliates, licensees or third-party collaborators receive under the Exploitation of the award products or any intellectual property associated with such Exploitation.
In October 2017, we entered into a revenue sharing agreement with the Wellcome Trust. Under the terms of the revenue sharing agreement: i) if we commercialize ridinilazole, the Wellcome Trust is eligible to receive a low-single digit percentage of net revenue (as defined in the translation award agreement), and a one-time milestone payment of a specified amount if cumulative net revenues exceed a specified amount; ii) if a third party commercializes ridinilazole, the Wellcome Trust is eligible to receive a mid-single digit percentage of the net revenues we receive from commercial sales by such third party, and a one-time milestone payment of a specified amount if cumulative net revenues we receive exceed a specified amount. In addition, following the first commercial sale by such third party, the Wellcome Trust is eligible to receive a one-time milestone payment equal to a low-single digit percentage of the aggregate amount of any pre-commercial payments we receive from third-party licensees prior to such commercial sale; and iii) in the event of an assignment or sale of the assets or intellectual property pertaining to ridinilazole, the net proceeds we receive from such assignment or sale would be treated as net revenue under the revenue sharing agreement.

Under the revenue sharing agreement, it was agreed that any development funding or grant funding we receive from BARDA or other third parties, including licensees, would not be classified as net revenue or as a pre-commercial payment. In addition, under the revenue sharing agreement, the Wellcome Trust agreed to terminate all of its rights under the translation award agreement to develop or commercialize the award products or the related intellectual property in specified markets and in specified indications, in the event that we were not developing or commercializing the award products or such intellectual property for such markets or in such indications.

Unless earlier terminated, the revenue sharing agreement will expire upon later of the expiration of the last patent or patent application covering ridinilazole; the expiration of any agreement or payment obligations entered into by ourselves with a third party relating to the Exploitation of ridinilazole; and the expiration of any payment obligations owed to the Wellcome Trust relating to the Exploitation of ridinilazole. In addition, each party has the right to terminate the revenue sharing agreement if the other party materially breaches the agreement and the breach remains uncured for a specified period or the breach is uncurable, or if the other party experiences specified insolvency related events.
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
BARDA
In September 2017, we were awarded a contract from the Biomedical Advanced Research and Development Authority, or BARDA, to fund, in part, the clinical and regulatory development of ridinilazole for the treatment of infections caused by C. difficile. The contract includes an approximate 12-month base period with federal government funding of approximately $32 million. In addition, there are three option work segments that, if exercised in full by BARDA, would increase the total federal government funding under the contract to approximately $62 million.
The contract provides for a cost-sharing arrangement under which BARDA would fund a specified portion of estimated costs for the continued clinical and regulatory development of ridinilazole for CDI. Under this cost sharing arrangement, we are responsible for a portion of the costs associated with each segment of work, including any costs in excess of the estimated amounts.
During the base period of the contract, BARDA has agreed to fund, in part, activities for our two planned Phase 3 clinical trials of ridinilazole, including obtaining requisite regulatory approvals for the opening of trial sites, arranging for the manufacture of clinical supply of ridinilazole and engaging third-party contract research organizations to conduct the planned clinical trials including initial patient enrollment and treatment. The three option work segments, if exercised in full, would provide for up to an additional $30 million of funding from BARDA and would support the development of ridinilazole through to potential submission of applications for marketing approval. Activities to be covered by the three option work segments include the completion of patient enrollment and treatment in our two planned Phase 3 clinical trials and the delivery of final reports related to both trials; drug manufacturing-related enabling activities for the submission of applications for marketing approval; and the preparation, submission and review of applications for marketing approvals of ridinilazole for CDI in the United States.
Each of the three option work segments is an independent, discrete work segment that is eligible to be exercised, in BARDA’s sole discretion, upon the completion of agreed-upon milestones and deliverables. If all option work segments are exercised by BARDA, the contract would run into 2022, unless extended by us and BARDA.

The contract specifies the plan of activities to be conducted under the contract. In addition to our obligations to conduct the activities provided for by the plan, we are obligated to satisfy various federal reporting requirements, addressing clinical progress, technical issues, and intellectual property and financial matters. Payments to us under the contract are expected to be made monthly after we invoice BARDA for allowable costs that have been incurred.
BARDA may terminate this agreement upon our uncured default in our performance of the agreement or at any time if the contracting officer determines that it is in the U.S. government’s interest to terminate the agreement.
Under standard U.S. government contracting terms, the U.S. government receives only limited rights for government use of certain of our pre-existing data and certain data produced with non-federal funding, to the extent such data are required for delivery to BARDA under the contract. The U.S. government receives unlimited rights to use and disclose new data first produced under the contract with BARDA. Except for commercialization rights to ridinilazole in South America, Central America and the Caribbean, we currently have exclusive worldwide commercialization rights to ridinilazole and retains these rights under the BARDA contract. However, the U.S. government is entitled to a nonexclusive, nontransferable, worldwide, royalty-free license to practice or have practiced any patent on an invention that is conceived or first reduced to practice under the contract, which is referred to as a subject invention.
In addition, the U.S. government may obtain additional rights if we do not elect to retain ownership of a subject invention or if we do not satisfy certain disclosure and patent prosecution obligations with respect to a subject invention. Furthermore, the government is entitled to march-in rights under our contract with BARDA. March-in rights permit the U.S. government to require that we grant a license to a subject invention to a third party if we have not taken effective steps to achieve practical application of the invention within a reasonable time; if such action is necessary to meet health and safety needs and/or requirements for public use that we are not meeting; or if we have not obtained from any exclusive licensee the required agreement for manufacturing such invention substantially in the United States or a waiver of this requirement.

Discuva Limited Acquisition

Share Purchase Agreement

On December 23, 2017, we entered into a share purchase agreement with the shareholders of Discuva, a private limited company organized under the laws of England and Wales pursuant to which we acquired all of the outstanding share capital of Discuva. Discuva was a discovery stage company with a bacterial genetics-based platform that facilitates the discovery and development of new mechanism antibiotics.

Under the terms of the share purchase agreement, we paid the Discuva shareholders a total upfront consideration comprised of (A) £5.0 million in cash plus an amount equal to the cash and cash equivalents of Discuva minus (i) indebtedness, (ii) any other liabilities of Discuva at the closing of the transaction that had arisen outside of the ordinary course of business and (iii) funds to be held in escrow and (B) £5.0 million of our ordinary shares, satisfied by the issue of 2,934,272 of our fully-paid, new ordinary shares at a price per share of £1.704.
In addition, the Discuva shareholders will be entitled to receive contingent payments from us based on (i) the receipt of potential research and development tax credits to which Discuva may be entitled for the period from April 1, 2015 to the date of the share purchase agreement and (ii) approximately one-half of the economic benefit from any amounts received in connection with certain payments made to us under an existing collaboration agreement between Discuva and F. Hoffman - La Roche Limited, or Roche. Separately, certain employees, former employees and former directors of Discuva are eligible for further payments from Discuva of up to £7.9 million based on specified development and clinical milestones related to proprietary product candidates developed under the platform.
Under the terms of the share purchase agreement, the Discuva shareholders agreed, subject to certain limited exceptions, to a lock-up period lasting until September 23, 2018 during which they will not sell, transfer or otherwise dispose of, or create any encumbrance over any of, the ordinary shares received as consideration. Following the lock-up period, each of the Discuva shareholders has agreed for a period of twelve months to only dispose of their ordinary shares in accordance with certain orderly market undertaking provisions specified in the share purchase agreement, which, among other things, limit the number of ordinary shares each seller may dispose of during such twelve-month period.
The share purchase agreement also prohibits the selling Discuva shareholders from engaging in certain business activities which are competitive with the business of Discuva at the time of the transaction and from soliciting customers or hiring employees of Discuva, subject to certain limited exceptions as set forth in the agreement, for a period of two years following the date of the agreement.

The share purchase agreement contained customary representations and warranties that ourselves and the selling Discuva shareholders made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the share purchase agreement and may be subject to important qualifications and limitations agreed to by the us and the Discuva shareholders in connection with negotiating its terms. Moreover, the representations and warranties may be subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders or may have been used for the purpose of allocating risk between us and the Discuva shareholders rather than establishing matters as facts. For the foregoing reasons, no person should rely on such representations and warranties as statements of factual information at the time they were made or otherwise.

Eurofarma Laboratórios S.A.

On December 21, 2017, we entered into an exclusive license and commercialization agreement with Eurofarma, pursuant to which we granted Eurofarma the exclusive right to commercialize ridinilazole in Argentina, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Suriname, Dominican Republic, Uruguay and Venezuela, which we refer to as the licensed territory. We have retained commercialization rights in the rest of the world.
Financial terms
Under the terms of the license agreement, we received an upfront payment of $2.5 million and are entitled to receive an additional $3.75 million in development milestones upon the achievement of staged patient enrollment targets in the licensed territory in one of our two planned Phase 3 clinical trials of ridinilazole. We are eligible to receive up to $21.5 million in development, commercial and sales milestones when cumulative net sales equal or exceed $100.0 million in the licensed territory. Each subsequent achievement of an additional $100.0 million in cumulative net sales will result in us receiving additional milestone payments, which, when combined with anticipated product supply transfer payments from Eurofarma paid to us in connection with a commercial supply agreement to be entered into between the two parties, will provide payments estimated to range from a mid- to high-teens percentage of cumulative net sales in the licensed territory. We estimate such product supply transfer payments from Eurofarma will range from a high single-digit to low double-digit percentage of cumulative net sales in the licensed territory.
Regulatory and Commercial
Under the license agreement, Eurofarma is responsible for all costs related to obtaining regulatory approval of ridinilazole in the licensed territory and is obligated to use commercially reasonable efforts to file applications for regulatory approval in specified countries in the licensed territory within a specified time period after we have filed an application for regulatory approval, or obtained regulatory approval, for ridinilazole in a jurisdiction where we retain commercial rights. To assist Eurofarma in obtaining regulatory approvals in the licensed territory, we are responsible, at our expense, to conduct such additional chemistry, manufacturing and control studies as may be required by regulatory authorities in countries within the licensed territory. We retain sole responsibility for the clinical development of ridinilazole in all countries and are responsible for all costs related to obtaining regulatory approval for ridinilazole outside of the licensed territory.
We are obligated to use commercially reasonable efforts to supply or cause to be supplied to Eurofarma sufficient commercial supply of ridinilazole, and Eurofarma has agreed to purchase its supply of ridinilazole exclusively from us. If we are unable to supply Eurofarma with commercial supply of ridinilazole during the term of the agreement, we are obligated to transfer to Eurofarma or its third-party suppliers’ know-how that would be needed for Eurofarma or its third-party suppliers to manufacture the product for commercial sale in the licensed territory.
Termination
Unless earlier terminated, the license and commercialization agreement will expire upon the latest of (i) the earliest date on which there are no longer any valid patent claims covering ridinilazole in the licensed territory, (ii) the earliest date on which there is no longer regulatory exclusivity for ridinilazole in the licensed territory or (iii) ten years from the date of the first commercial sale of ridinilazole in the licensed territory. The license agreement may be terminated by Eurofarma in its entirety upon six months’ prior written notice any time after Eurofarma has paid to us the specified development milestones related to our planned Phase 3 clinical trials of ridinilazole. Either party may, subject to a cure period, terminate the license agreement in the event of the other party’s uncured material breach. Eurofarma may also terminate the license agreement under specified circumstances relating to the safety, efficacy or regulatory approvability of ridinilazole or under specified circumstances if Eurofarma determines certain commercialization plans are no longer economically viable.

Each of the parties has granted to the other a right of reference to copy and use all information included in any regulatory filing in connection with such other party’s development, manufacture and commercialization, as applicable, of ridinilazole in the territories where such other party retains such rights. In addition, during the term of the license agreement, except in certain limited circumstances, Eurofarma has agreed not to commercialize any competing antibiotic treatments actively marketed for the treatment of CDI in the licensed territory or our territory without our prior written consent. Similarly, we have agreed not to commercialize any antibiotic treatments competing with the licensed products which would be actively marketed for the treatment of CDI in the licensed territory.
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
The competition for ezutromid and ridinilazole includes the following:
Ezutromid
There is currently no approved therapy for the treatment of DMD applicable to all DMD patients that seeks to alter, slow or stop the progression of the disease. Corticosteroids, such as prednisolone and deflazacort, are the current standard of care for DMD patients, although these are symptomatic treatments that do not address the underlying cause of DMD, and their use can be associated with severe side effects and concerns over weight gain. Other companies are developing alternative therapeutic approaches to the treatment of DMD, a number of which are outlined below.
Exon Skipping. Sarepta is developing treatments for DMD based on exon-skipping approaches. Exons are organic molecules known as nucleotides within the DNA strand that the cellular machinery translates to make full-length, functional protein. In a sub-population of DMD patients, synthesis of the dystrophin protein is disrupted because of mutations that may be due, among other things, to deleted exons. Exon-skipping technology seeks to allow the production of a shorter but still functional dystrophin protein and take the disease phenotype to that of the milder form of muscular dystrophy called Becker muscular dystrophy, or BMD. Sarepta is developing treatments for DMD based on exon-skipping approaches and received accelerated approval from the FDA for eteplirsen in September 2016. Eteplirsen targets exon 51 and targets approximately 13% of all DMD patients. Sarepta is also developing other exon-skipping therapies to treat other genetic mutations. Sarepta also has product candidates in clinical trials that are targeting exon 44, which is applicable to approximately 6% of all DMD patients, exon 45, which is applicable to approximately 8% of all DMD patients, and exon 53, which is applicable to approximately 6% of all DMD patients. According to an article published in 2009 in the peer reviewed journal Human Mutation, skipping of the ten most common exons would treat in the aggregate approximately 41% of all DMD patients. We believe that there are exon-skipping therapies currently in clinical development to address four of these exons and that skipping of these exons would treat in the aggregate less than one-third of all DMD patients. Other companies developing therapies targeting exon mutations include Nippon Shinyaku Co., Ltd., which is conducting Phase 2 clinical trials in Japan and the United States and Wave Life Sciences Ltd., which commenced a Phase 1 clinical trial in November 2017.

Nonsense mutations. PTC Therapeutics, Inc., or PTC, is developing ataluren (TranslarnaTM). Ataluren is a small molecule that enables formation of functional dystrophin in DMD patients with nonsense mutations. DMD caused by nonsense mutations affects approximately 13% of all DMD patients. The European Commission has granted conditional approval for ataluren in Europe, and PTC is commercializing ataluren in several European countries. In October 2015, PTC announced a Phase 3 confirmatory clinical trial of ataluren did not achieve its primary endpoint, and in February 2016, PTC announced its receipt of a “refuse to file” letter from the FDA indicating that PTC’s NDA for ataluren was not sufficiently complete to permit a substantive review. In March 2017, PTC announced the filing over protest of the NDA for ataluren, which allows PTC to have its NDA filed and reviewed following receipt of a refuse to file determination. In February 2018, PTC announced the FDA had denied PTC's appeal of the "complete response" letter in relation to the NDA for ataluren.
Other DMD approaches. A number of other companies are pursuing alternative therapeutic approaches for the treatment of DMD. Tivorsan Pharmaceuticals is developing a recombinant form of biglycan, a protein that is naturally produced in the body and regulates production of utrophin in developing muscle, which is currently in preclinical development. Pfizer, Inc., or Pfizer, and Roche, are pursuing an approach based on muscle tissue growth through myostatin inhibition. Pfizer is developing the myostatin inhibitor PF-06252616 (domagrozumab) and initiated a Phase 2 clinical trial in patients with DMD in December 2014. Roche is developing BMS-986089, a myostatin inhibitor that is currently in Phase 1/2 clinical development;Roche acquired BMS-986089 from the Bristol-Myers Squibb Company in April 2017. Santhera Pharmaceuticals Holding AG, or Santhera, completed a Phase 3 clinical trial of its product candidate, idebenone (Raxone®/Catena®), in 2014 and reported that idebenone delayed deterioration in respiratory function. Santhera filed a MAA with the EMA in 2016 and in September 2017 received a negative opinion from the Committee for Medicinal Products for Human Use, or CHMP; on appeal, CHMP maintained its negative opinion. Santhera is conducting a confirmatory Phase 3 trial of idebenone in DMD patients who are receiving concomitant corticosteroids. Catabasis Pharmaceuticals, Inc., or Catabasis, is developing edasalonexent as a non-steroidal, anti-inflammatory drug. Catabasis reported top-line results in January 2017 from a Phase 1/2 clinical trial in which edasalonexent did not meet its primary endpoint; Catabasis reported positive results from an open-label extension of this Phase 1/2 clinical trial in October 2017 and February 2018, and it intends to progress edasalonexent into a Phase 3 clinical trial during the first half of 2018. Akashi Therapeutics, or Akashi, is developing HT-100, an anti-inflammatory and anti-fibrotic small molecule that aims to reduce fibrosis and inflammation. In February 2016, Akashi announced that dosing and enrollment into a Phase 1b/2a clinical trial of HT-100 was suspended due to a fatality in the trial. A number of companies are targeting gene therapy based approaches for DMD which has the potential to address the genetic cause of DMD by using an adeno-associated virus to deliver a shortened, yet functional, version of the dystrophin gene to a DMD patient and change the disease phenotype to BMD. Companies with gene therapy based approaches include Asklepios Biopharmaceuticals, Inc., which is developing biostrophin and is currently in Phase 1 clinical development, and Solid Biosciences, or Solid, which commenced a Phase 1/2 adaptive clinical trial in patients with DMD in November 2017; in March 2018, Solid announced the Phase 1/2 clinical trial had been placed on clinical hold by the FDA following a serious adverse event in the trial.
Ridinilazole
Several pharmaceutical and biotechnology companies have established themselves in the market for the treatment of CDI, and several additional companies are developing products for the treatment of CDI. We expect that these products will compete with ridinilazole.
Antibiotics. Currently the mostly commonly used treatments for CDI are the broad spectrum antibiotics vancomycin and metronidazole, both of which are available in generic form in the United States. Generic antibiotic therapies typically are sold at lower prices than branded antibiotics and generally are preferred by managed care providers of health services. The antibiotic fidaxomicin (Dificid™ in the United States, Dificlir™ in Europe) is approved for the treatment of CDI in the United States and the European Union. Fidaxomicin was originally developed by Optimer Pharmaceuticals, Inc., which was later acquired by Cubist Pharmaceuticals, Inc., or Cubist. Cubist was recently acquired by Merck & Co., Inc., or Merck. Other antibiotics in late-stage clinical trials include cadazolid, which was originally being developed by Actelion Pharmaceuticals Limited, or Actelion, before global rights were acquired by Johnson and Johnson in January 2017. In June 2017, Actelion reported that cadazolid missed the primary endpoint of non-inferiority to vancomycin on clinical cure in one Phase 3 clinical trial, but achieved the same primary endpoint in a second Phase 3 clinical trial.
Other CDI approaches. A number of other approaches for the treatment of CDI are in development. Merck is developing the monoclonal antibodies bezlotoxumab (Zinplava™), which received approval from the FDA in October 2016. Bezlotoxumab is an antibody that neutralizes certain toxins that are produced by C. difficile bacteria and indicated to reduce recurrence for CDI in patients who are receiving antibacterial drug treatment and are at high risk of disease recurrence. Merck has also filed a MAA with the EMA, and the CHMP of the EMA issued an opinion recommending approval of bezlotoxumab in November 2016. Sanofi Pasteur SA is developing the vaccine ACAM-CDIFF for primary prevention of CDI. ACAM-CDIFF is likely to be used only in high-risk patients given the difficulty of administering a vaccine to a broad population. In December 2017, Sanofi announced it was ending development stating there was a low probability of the trial meeting its primary endpoint following a review of interim data. Pfizer is developing the vaccine PF-06425090 that aims to induce a functional antibody response to neutralize the C difficile bacterial toxins. Pfizer reported top-line Phase 2 results in January 2017 and commenced enrollment into a Phase 3 trial in March 2017.

Fecal biotherapy aims to recolonize the bacteria that comprise the natural gut flora and would also be adjunctive therapy to antibiotics. Fecal biotherapy approaches in development include SER-109 and SER-262, which are being developed by Seres Therapeutics Inc., formerly Seres Health, Inc., and RBX2660, which is being developed by Rebiotix Inc. Seres reported interim results from a Phase 2 trial in 2016 in which SER-109 missed its primary efficacy endpoint; a Phase 3 clinical trial of SER-109 was commenced in June 2017. SER-262 is currently being evaluated in a Phase 1b clinical trial in CDI patients. In April 2017, Rebiotix reported positive top-line data from an open-label Phase 2 clinical trial of RBX2660 and in August 2017, enrolled the first patient into a Phase 3 clinical trial. Synthetic Biologics, Inc., is developing ribaxamase, an oral enzyme designed to degrade certain IV beta-lactam antibiotics within the GI tract to preserve the natural balance of the microbiome and reduce the risk of colonization by bacterial including C. difficile. In January 2017, it was reported that ribaxamase met its primary endpoint in a Phase 2b clinical trial; Phase 3 clinical trials are currently planned to be initiated in 2019.
Manufacturing
We do not own or operate, and currently have no plans to establish, manufacturing facilities for the production of clinical or commercial quantities of ezutromid, ridinilazole or for the other compounds that we are evaluating in our DMD or infectious diseases programs. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates and any products that we may develop.
We currently engage a single, third-party manufacturer to provide clinical material of the active pharmaceutical ingredient, or API, and fill and finish services for the final drug product of the F3 formulation of ezutromid that is being used in our ongoing Phase 2 proof of concept clinical trial called PhaseOut DMD. We are engaged with a different drug product manufacturer to provide bulk drug product of the F6 formulation of ezutromid. A different third party manufacturer provides fill and finish services to supply the final drug product of the F6 formulation of ezutromid that is being evaluated in PhaseOut DMD. We are engaged with a different third-party vendor to provide labeling, packaging and distributions services of the F3 and F6 formulations. We are engaged with another third-party manufacturer to provide clinical material of the API of ridinilazole with a different supplier responsible for fill and finish services to supply the final drug product for use in the future Phase 3 clinical trials. We believe these suppliers are suitable for commercial manufacture. We expect to use the same third-party vendor for clinical packaging, labeling and distribution of the finalized ridinilazole drug product that we use for ezutromid. We obtain the supplies of our API and drug products from these manufacturers pursuant to agreements that include specific supply timelines and volume expectations.
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
As of March 15, 2018, we owned or exclusively licensed a total of nine U.S. patents, one U.S. patent application, six European patents and two European patent applications, including original filings, continuations and divisional applications, as well as numerous other foreign counterparts to these U.S. and European patents and patent applications.

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

•	a granted European patent covering formulations of ezutromid, which is scheduled to expire in 2033;

•	a granted European patent covering combinations of ezutromid with ancillary therapeutic agents, which is scheduled to expire in 2028; and

•	a number of pending patent applications covering formulations of ezutromid, further methods of use of ezutromid and the composition of matter of second generation utrophin modulator candidates.
Our CDI patent portfolio includes the following granted patents and patent applications that we own or exclusively license:

•	a granted U.S. patent covering the use of ridinilazole in the treatment of CDI, which is scheduled to expire in 2029;

•	a corresponding granted European patent covering the use of ridinilazole in the treatment of CDI, which is scheduled to expire in 2029;

•	a granted U.S. patent covering hydrates of ridinilazole, which is scheduled to expire in 2029;

•	a granted European divisional patent covering hydrates of ridinilazole and pharmaceutical compositions comprising ridinilazole;

•	a further granted U.S. patent covering the use of ridinilazole in the treatment of CDI, which is scheduled to expire in 2029; and

•	two granted U.S. patents, a granted European patent and a pending European divisional application covering second generation agents for the treatment of CDI, which are scheduled to expire in 2031.
While patent protection is not available for composition of matter claims that only recite the API for ridinilazole, protection may be available for the pharmaceutical compositions comprising ridinilazole as well as other forms thereof such as hydrates (and indeed claims have been secured for the latter in both Europe and the United States).
As of March 15, 2018, we owned a total of two U.S. patents and two European patents and a number of pending patent applications, including original filings, continuations and divisional applications, as well as numerous other foreign counterparts to these U.S. and European patents and patent applications, covering the genetics-based technology platform acquired in connection with the Discuva acquisition. We also have a number of pending patent applications covering potential antibiotic compounds that are being identified using our genetics-based platform.
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
If ezutromid receives marketing approval, we intend to commercialize it initially in the United States with our own focused, specialized sales force that we plan to establish. We believe that medical specialists treating DMD are sufficiently concentrated that we will be able to effectively promote ezutromid with a targeted sales team in the United States. We also believe that our relationships with patient advocacy groups will strengthen our ability to market ezutromid. Outside of the United States in the territories where we currently retain commercialization rights, we plan to evaluate the relative merits of marketing ezutromid ourselves and utilizing collaboration, distribution and other marketing arrangements with third parties to commercialize ezutromid.
We continue to evaluate our options for maximizing the commercial opportunity for ridinilazole. Under the terms of our exclusive license and commercialization agreement with Eurofarma, we have granted Eurofarma the exclusive right to commercialize ridinilazole in certain countries in South America, Central America and the Caribbean. We have retained commercialization rights in all other territories, including in the United States and Europe.
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
Government Regulation
Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, record keeping, labeling, pricing, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.
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
Preclinical Studies
Before an applicant begins testing a compound with potential therapeutic value in humans, the product candidate enters the preclinical testing stage. Preclinical studies include laboratory evaluation of the purity and stability of the active pharmaceutical ingredient, or API, and the formulated drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted.
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
A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval. Specifically, on April 28, 2008, the FDA amended its regulations governing the acceptance of foreign clinical studies not conducted under an investigational new drug application as support for an IND or a new drug application. The final rule provides that such studies must be conducted in accordance with good clinical practice, or GCP, including review and approval by an independent ethics committee, or IEC, and informed consent from subjects. The GCP requirements in the final rule encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.
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
Information about clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website.
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
Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:
Phase 1. The investigational drug is initially introduced into healthy human subjects or, in certain indications such as cancer, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.
Phase 2. The investigational drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
Phase 3. The investigational drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product. These clinical trials are commonly referred to as “pivotal” studies, which denotes a study that presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a product candidate.

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
Submission of an NDA to the FDA
Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most applications is subject to an application user fee, which for federal fiscal year 2018 is $2,421,495 for an application requiring clinical data. The sponsor of an approved application is also subject to an annual program fee, which for fiscal year 2018 is $304,162. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

Following submission of an application, the FDA conducts a preliminary review of an NDA within 60 calendar days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.
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
Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections cover all facilities associated with an NDA submission, including drug component manufacturing (such as active pharmaceutical ingredients), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Under the FDA Reauthorization Act of 2017, the FDA must implement a protocol to expedite review of responses to inspection reports pertaining to certain applications, including applications for products in shortage or those for which approval is dependent on remediation of conditions identified in the inspection report.
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
Fast Track, Breakthrough Therapy, Priority Review and Regenerative Advanced Therapy Designations
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
Post-Approval Requirements
Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record keeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fee requirements for any marketed products, as well as new application fees for supplemental applications with clinical data.
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
The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription drug products placed on the market. regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet and social media. Promotional claims about a drug’s safety or effectiveness are prohibited before the drug is approved. After approval, a drug product generally may not be promoted for uses that are not approved by the FDA, as reflected in the product’s prescribing information. In the United States, health care professionals are generally permitted to prescribe drugs for such uses not described in the drug’s labeling, known as off-label uses, because the FDA does not regulate the practice of medicine. However, FDA regulations impose rigorous restrictions on manufacturers’ communications, prohibiting the promotion of off-label uses. It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in nonpromotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information.

If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the Department of Justice, or the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion, and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, and its implementing regulations, as well as the Drug Supply Chain Security Act, or DSCA, which regulate the distribution and tracing of prescription drug samples at the federal level, and set minimum standards for the regulation of distributors by the states. The PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and the DSCA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.
Section 505(b)(2) NDAs
NDAs for most new drug products are based on two full clinical studies which must contain substantial evidence of the safety and efficacy of the proposed new product for the proposed use. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. This type of application allows the applicant to rely, in part, on the FDA’s previous findings of safety and efficacy for a similar product, or published literature. Specifically, Section 505(b)(2) applies to NDAs for a drug for which the investigations made to show whether or not the drug is safe for use and effective in use and relied upon by the applicant for approval of the application “were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted.”

Thus, Section 505(b)(2) authorizes the FDA to approve an NDA based on safety and effectiveness data that were not developed by the applicant. NDAs filed under Section 505(b)(2) may provide an alternate and potentially more expeditious pathway to FDA approval for new or improved formulations or new uses of previously approved products. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, the applicant may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.
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
Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. A new chemical entity is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication. Three-year exclusivity would be available for a drug product that contains a previously approved active moiety, provided the statutory requirement for a new clinical investigation is satisfied. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product. The FDA typically makes decisions about awards of data exclusivity shortly before a product is approved.

The FDA must establish a priority review track for certain generic drugs, requiring the FDA to review a drug application within eight (8) months for a drug that has three (3) or fewer approved drugs listed in the Orange Book and is no longer protected by any patent or regulatory exclusivities, or is on the FDA’s drug shortage list. The new legislation also authorizes FDA to expedite review of ‘‘competitor generic therapies’’ or drugs with inadequate generic competition, including holding meetings with or providing advice to the drug sponsor prior to submission of the application.
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
To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.
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
For drugs intended to treat a serious or life-threatening disease or condition, the FDA must, upon the request of an applicant, meet to discuss preparation of the initial pediatric study plan or to discuss deferral or waiver of pediatric assessments. In addition, FDA will meet early in the development process to discuss pediatric study plans with sponsors and FDA must meet with sponsors by no later than the end-of-phase 1 meeting for serious or life-threatening diseases and by no later than ninety (90) days after FDA’s receipt of the study plan.

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

The FDA Reauthorization Act of 2017 established new requirements to govern certain molecularly targeted cancer indications. Any company that submits an NDA three years after the date of enactment of that statute must submit pediatric assessments with the NDA if the drug is intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a pediatric cancer. The investigation must be designed to yield clinically meaningful pediatric study data regarding the dosing, safety and preliminary efficacy to inform pediatric labeling for the product.
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
Orphan Drug Designation and Exclusivity
The FDA has granted orphan drug designation to ezutromid for the treatment of DMD. Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, although it does convey certain advantages such as tax benefits and exemption from PDUFA application fee.
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

Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same drug for the same condition is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. This is the case despite an earlier court opinion holding that the Orphan Drug Act unambiguously required the FDA to recognize orphan exclusivity regardless of a showing of clinical superiority.
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
Regulation and Marketing Authorization in the European Union
Clinical Trial Approval
The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on Good Clinical Practice, or GCP, and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the EU. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.
In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted. The Regulation was published on June 16, 2014 but is not expected to apply until 2019. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC and replacing any national legislation that was put in place to implement the Directive. Conduct of all clinical trials performed in the EU will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which on-going clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.
The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the EU. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU Portal and Database”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the appointed reporting Member State, whose assessment report is submitted for review by the sponsor and all other competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Concerned Member States). Part II is assessed separately by each Concerned Member State. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the Concerned Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.
PRIME Designation in the EU
In March 2016, the European Medicines Agency, or EMA, launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises, or SMEs, may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, a dedicated Agency contact and rapporteur from the Committee for Human Medicinal Products ('CHMP') or Committee for Advanced Therapies ('CAT') are appointed early in PRIME scheme facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.

Marketing Authorization
To obtain a marketing authorization for a product under EU regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the EU, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted (1) a product-specific waiver, (2) a class waiver or (3) a deferral for one or more of the measures included in the PIP.
The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across the European Economic Area (i.e. the EU as well as Iceland, Liechtenstein and Norway). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, ATMPs and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. The centralized procedure may at the request of the applicant also be used in certain other cases. We anticipate that the centralized procedure will be mandatory for the product candidates we are developing.
Under the centralized procedure, the CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 15 calendar days of receipt of a final opinion from the CHMP, the European Commission must prepare a draft decision concerning an application for marketing authorization. This draft decision must take the opinion and any relevant provisions of EU law into account. Before arriving at a final decision on an application for centralized authorization of a medicinal product the European Commission must consult the Standing Committee on Medicinal Products for Human Use. The Standing Committee is composed of representatives of the EU Member States and chaired by a non-voting European Commission representative. The European Parliament also has a related “droit de regard”. The European Parliament's role is to ensure that the European Commission has not exceeded its powers in deciding to grant or refuse to grant a marketing authorization.
The European Commission may grant a so-called “marketing authorization under exceptional circumstances”. Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

•
the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

•
the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radiopharmaceutical, by an authorized person; and

•
the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a “normal” marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial five years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

The European Commission may also grant a so-called “conditional marketing authorization” prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional marketing authorizations may be granted for product candidates (including medicines designated as orphan medicinal products), if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills an unmet medical need and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions and/or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.
The EU medicines rules expressly permit the EU Member States to adopt national legislation prohibiting or restricting the sale, supply or use of any medicinal product containing, consisting of or derived from a specific type of human or animal cell, such as embryonic stem cells. While the products we have in development do not make use of embryonic stem cells, it is possible that the national laws in certain EU Member States may prohibit or restrict us from commercializing our products, even if they have been granted an EU marketing authorization.
Unlike the centralized authorization procedure, the decentralized marketing authorization procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The reference EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the European Commission, whose decision is binding on all EU Member States.
The mutual recognition procedure similarly is based on the acceptance by the competent authorities of the EU Member States of the marketing authorization of a medicinal product by the competent authorities of other EU Member States. The holder of a national marketing authorization may submit an application to the competent authority of an EU Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another EU Member State.
Regulatory Data Protection in the EU
In the EU, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abridged) application for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.
Periods of Authorization and Renewals
A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five-year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU n market (in case of centralized procedure) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

Orphan Drug Designation and Exclusivity
Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a drug can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.
Once authorized, orphan medicinal products are entitled to 10 years of market exclusivity in all EU Member States and in addition a range of other benefits during the development and regulatory review process including scientific assistance for study protocols, authorization through the centralized marketing authorization procedure covering all member countries and a reduction or elimination of registration and marketing authorization fees. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the 10-year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if this product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. The period of market exclusivity may, in addition, be reduced to six years if it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity.
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
Regulatory Requirements after a Marketing Authorization has been Obtained
In case an authorization for a medicinal product in the EU is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

•	Compliance with the EU’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.

•
The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU.

•
The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU notably under Directive 2001/83EC, as amended, and EU Member State laws. Direct-to-consumer advertising of prescription medicines is prohibited across the EU.

 Brexit and the Regulatory Framework in the United Kingdom
On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the EU (commonly referred to as “Brexit”). Thereafter, on March 29, 2017, the country formally notified the EU of its intention to withdraw pursuant to Article 50 of the Lisbon Treaty. The withdrawal of the United Kingdom from the EU will take effect either on the effective date of the withdrawal agreement or, in the absence of agreement, two years after the United Kingdom provides a notice of withdrawal pursuant to the EU Treaty. Since the regulatory framework for pharmaceutical products in the United Kingdom.

covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from EU directives and regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. It remains to be seen how, if at all, Brexit will impact regulatory requirements for product candidates and products in the United Kingdom.
Pricing Decisions for Approved Products
In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the EU provides options for its Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other Member States allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage health care expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.
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

Healthcare Law and Regulation
Health care providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, patient privacy laws and regulations and other health care laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state health care laws and regulations, include the following:

•
the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•
the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government.

•
the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to health care matters;

•
HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•
the federal false statements statute, which prohibits knowingly and willfully falsifying, concealing ·or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services;

•
the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the Affordable Care Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

•
analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-government third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
Pharmaceutical Insurance Coverage and Health Care Reform
In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated health care costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.
The containment of health care costs also has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and biologics and other medical products, government control and other changes to the healthcare system in the United States. A primary trend in the United States healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States. In March 2010, the United States Congress enacted the Affordable Care Act, or ACA, which, among other things, includes changes to the coverage and payment for drug products under government health care programs. Among the provisions of the ACA of importance to our potential product candidates are:

•
    an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

•
    expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•
    expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

•
    established the Medicare Part D coverage gap discount program by requiring manufacturers to provide a 50% (and 70% starting January 1, 2019) point-of-sale-discount off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2027 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Since enactment of the ACA, there have been numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by the President on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, will become effective in 2019. According to the Congressional Budget Office, the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 and premiums in insurance markets may rise. Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, among other things, amends the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. The Congress will likely consider other legislation to replace elements of the ACA during the next Congressional session.
The Trump Administration has also taken executive actions to undermine or delay implementation of the ACA. In January 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. In October 2017, the President signed a second Executive Order allowing for the use of association health plans and short-term health insurance, which may provide fewer health benefits than the plans sold through the ACA exchanges. At the same time, the Administration announced that it will discontinue the payment of cost-sharing reduction, or CSR, payments to insurance companies until Congress approves the appropriation of funds for such CSR payments. The loss of the CSR payments is expected to increase premiums on certain policies issued by qualified health plans under the ACA. A bipartisan bill to appropriate funds for CSR payments was introduced in the Senate, but the future of that bill is uncertain.
Further, there have been several recent U.S. congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

C. Organizational Structure
The following is a list of our subsidiaries:

Name of subsidiary	Country of registration	Activity	% holding
Summit Therapeutics Inc.	USA	Research and Development Services	100%
Summit Corporation Limited	England and Wales	Dormant	100%
Summit (Oxford) Limited	England and Wales	Research and Development	100%
Summit (Wales) Limited	England and Wales	Research and Development	100%
Summit (Cambridge) Limited	England and Wales	Dormant	100%
Summit Discovery 1 Limited	England and Wales	Dormant	100%
Summit Corporation Employee Benefit Trust Company Limited	England and Wales	Dormant	100%
MuOx Limited	England and Wales	Dormant	100%
Discuva Limited	England and Wales	Research and Development	100%
Summit Infectious Diseases Limited	England and Wales	Dormant	100%

D. Property, Plants and Equipment

We maintain the following leased properties:

Type/Uses	Location	Size	Lease Expiry
Executive office	Oxfordshire, United Kingdom	6,781 square feet	February 2027
Executive office	Cambridge, Massachusetts	1,168 square feet	Rolling
Laboratory and office	Cambridge, United Kingdom	8,834 square feet	December 2021

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
Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts as of and for the year ended January 31, 2018 have been translated into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on January 31, 2018, of £1.00 to $1.4190. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Overview
We were founded in 2003 and are incorporated under the laws of England and Wales with the Registrar of Companies of England and Wales, United Kingdom. Our principal offices are located in the United Kingdom. Our ordinary shares have traded on AIM, which is a sub-market of the London Stock Exchange, since October 2004 and our American Depositary Shares, or ADSs, have traded on the Nasdaq Global Market since March 2015. Our historic business activities have included the research and development of drug candidates across a number of disease areas. We have also in the past provided drug discovery services to other pharmaceutical and biotechnology companies. However, we sold these drug discovery services businesses in 2009 as part of a broader restructuring initiative to focus on identifying and developing medicines in a range of major therapy areas. In 2012, we made a strategic decision to further refine our business focus and concentrate on the development of our clinical stage programs for Duchenne muscular dystrophy, or DMD, and Clostridium difficile infection, or CDI, in order to more efficiently capitalize on the scientific and commercial potential of these programs. Accordingly, we discontinued our in-house discovery efforts relating to the development of an iminosugar technology platform. We expanded our future generation utrophin modulator pipeline effort in November 2013 through the formation of a strategic alliance with the University of Oxford. As part of this transaction, we acquired an exclusive option to license intellectual property that is generated as part of our research with the University of Oxford in utrophin modulation. In 2014, we opened an office in Cambridge, Massachusetts, in order to strengthen our presence in the United States. We expect to undertake a significant proportion of our future development efforts for our clinical programs in the United States. In 2017, we acquired Discuva Limited, a U.K.-based company, providing us with access to a bacterial genetics-based platform.

To date, we have financed our operations primarily through issuances of our ordinary shares and American Depositary Shares, or ADSs, payments to us under our license and collaboration agreement with Sarepta Therapeutics, Inc., or Sarepta, and our license and commercialization agreement with Eurofarma Laboratórios SA, or Eurofarma, and development funding and other assistance from government entities, including the Biomedical Advanced Research and Development Authority, or BARDA, an agency of the U.S. government's Department of Health and Human Services' Office of the Assistant Secretary for Preparedness and Response, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. In particular, we have received funding from the Wellcome Trust, Innovate UK, Joining Jack, the Muscular Dystrophy Association, Parent Project Muscular Dystrophy, Charley’s Fund, Cure Duchenne, Foundation to Eradicate Duchenne and the Nash Avery Foundation.
We have generated losses since inception. Our net loss was approximately £7.1 million for the year ended January 31, 2018, £21.4 million for the year ended January 31, 2017 and £20.1 million for the year ended January 31, 2016. As of January 31, 2018, we had an accumulated deficit of £80.9 million. We expect to incur significant expenses and increasing operating losses for at least the next several years in connection with conducting clinical trials for our lead product candidates, ezutromid (formerly SMT C1100) for the treatment of DMD and ridinilazole (formerly SMT19969) for the treatment of CDI, conducting preclinical research and development activities and seeking marketing approval for ezutromid in the United States and other territories where we retain commercialization rights, and ridinilazole in the United States and the European Union as well as other geographies where we retain commercialization rights. In addition, subject to obtaining regulatory approval for ezutromid, ridinilazole or any of our future product candidates, we expect to incur significant commercialization expenses for product sales, marketing, distribution and outsourced manufacturing. We also incur additional costs associated with operating as a public company in the United States in addition to in the United Kingdom. Accordingly, we will need additional financing to support our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.
A. Operating Results
Important Financial and Operating Terms and Concepts
Revenue
Revenue currently consists of amounts received under an exclusive license and collaboration agreement with Sarepta Therapeutics, Inc., or Sarepta, entered into in October 2016, and under an exclusive license and commercialization agreement with Eurofarma Laboratories S.A., or Eurofarma, entered into in December 2017, and amounts received from a research collaboration agreement between our subsidiary Discuva Limited and F. Hoffmann-La Roche Ltd, or Roche. The terms of the agreements with Sarepta and Eurofarma have been assessed, and we believe the development services to be indistinguishable from the initial license and as a result the upfront payments have been initially reported as deferred revenue on the Consolidated Statement of Financial Position and are being recognized as revenue over the development period. The terms of the research collaboration agreement with Roche have been assessed, and amounts received are recognized as revenue over the research services period.

Under the terms of the agreement with Sarepta, we received an upfront payment of $40.0 million (£32.8 million) from Sarepta in October 2016. In May 2017, we announced the first dosing of the last patient in PhaseOut DMD, our ongoing Phase 2 clinical trial of ezutromid, which triggered a $22.0 million (£17.2 million) development milestone payment due to us under the agreement. We also are eligible for future ezutromid-related development, regulatory and sales milestone payments totaling up to $500.0 million. This includes $20.0 million in respect of specified development milestones, $150.0 million in respect of specified regulatory milestones and $330.0 million from specified sales milestones. We are also eligible for escalating royalties ranging from a low to high teens percentage of net sales in the territories where we have granted Sarepta commercialization rights.
We also agreed to collaborate with Sarepta on the research and development of the licensed products pursuant to a joint development plan. We were solely responsible for all research and development costs for the licensed products until December 31, 2017. From January 1, 2018, we are responsible for 55.0% of the budgeted research and development costs related to the licensed products in the licensed territory, and Sarepta is responsible for 45.0% of such costs.

Under the terms of the agreement with Eurofarma, we received an upfront payment of $2.5 million (£1.9 million) from Eurofarma in December 2017. We also will be eligible for future ridinilazole-related development, regulatory and sales milestone payments totaling up to $32.7 million. This includes $3.75 million in development milestones upon the achievement of staged patient enrolment targets in the planned Phase 3 clinical trials of ridinilazole and up to an additional $21.4 million through other development milestones, commercial milestones, and one-time sales milestones based on cumulative net sales up to $100.0 million in the territory where Eurofarma has commercialization rights. Further, the agreement provides for product supply transfer payments expected to provide a return equivalent to a high single digit to low double-digit percentage of net sales. For each incremental $100.0 million in cumulative net sales achieved, we are entitled to a further milestone payment which, when combined with the aforementioned product supply transfer payments, is expected to provide a return equivalent to a mid- to high-teens percentage of net sales in the territories where we have granted Eurofarma commercialization rights.
Other Operating Income
Other operating income includes income received and recognized from philanthropic, non-government and not for profit organizations and patient advocacy groups which are accounted for in accordance with IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance.” Amounts received through these sources are held either as deferred revenue or recognized as accrued income, as appropriate, in the Consolidated Statement of Financial Position. Income is recognized in the Consolidated Statement of Comprehensive Income as the underlying expenditure is incurred and to the extent the conditions of the grant are met.

The BARDA contract provides for a cost-sharing arrangement under which BARDA would fund a specified portion of estimated costs for specified activities related to the continued clinical and regulatory development of ridinilazole for the treatment of CDI. Income is recognized in respect of BARDA as the underlying research and development expenditure is incurred.

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
We utilize our employee and infrastructure resources across multiple research projects. We track expenses related to our clinical programs and certain preclinical programs on a per project basis. We expect our research and development expenses to continue to increase as compared to prior periods as we initiate and continue clinical trials of ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI and continue our research activities and initiate preclinical programs for future product candidates, including under our bacterial genetics-based platform. The timing and amount of these expenses will depend upon the outcome of our ongoing clinical trials and the costs associated with our planned clinical trials. The timing and amount of these expenses will also depend on the costs associated with potential future clinical trials of our product candidates and the related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product candidate manufacturing costs.
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

	Year ended January 31,
	2018	2018	2017	2016
	(in thousands)
DMD program	$22,646	£15,959	£9,480	£7,526
CDI program	7,996	5,635	4,088	5,567
Other research and development costs	10,467	7,376	5,384	3,763
Total	$41,109	£28,970	£18,952	£16,856
From inception to January 31, 2018, our total DMD program expenses were £43.7 million and our total CDI program expenses were £23.4 million.
The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of ezutromid, ridinilazole or any of our future product candidates.
This is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

•	the progress, costs and results of clinical trials of ezutromid for DMD and ridinilazole for CDI;

•	the scope, rate of progress, costs and results of preclinical development, laboratory testing and clinical trials for our future product candidates;

•	the costs, timing and outcome of regulatory review of our product candidates;

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
General and Administration Expenses
General and administration expenses consist primarily of salaries and benefits related to our executive, finance, business development, human resources and support functions. Other general and administration expenses include share-based compensation expenses, facility-related costs, consulting costs and expenses associated with the requirements of being a listed public company in the United Kingdom and the United States, including insurance, legal, professional, audit and taxation services fees.
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

Taxation
As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. To date, we have not recognized a deferred tax asset with respect to these tax losses because we do not consider it probable that there will be suitable taxable profits in the foreseeable future based on the evidence available. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime and are able to surrender some of our trading losses that arise from our research and development activities for a cash rebate ranging from 8.91% to 33.35% of eligible research and development expenditure. In the event we generate revenues in the future, we may benefit from the “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. This relief applies to profits earned from April 1, 2013 and following the transitional arrangements that will phase in the relief, the rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.
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
Revenue Recognition
We recognize revenue from licensing fees, collaboration fees, development, regulatory and approval milestone fees, sales milestones and royalties. Agreements generally include a non-refundable up-front fees, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licensed products, if and when such product sales occur. For these agreements, we are required to apply judgment in the allocation of total agreement consideration to the separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions. We are required to make a judgment on those components which can be recognized immediately and those to which we apply the percentage of completion revenue recognition method. In relation to the license and collaboration agreements with Sarepta and the license and commercialization agreement with Eurofarma, management has assessed that the development services to be indistinguishable from the license. As a result the upfront payment has been initially reported as deferred revenue in the Consolidated Statement of Financial Position and is being recognized as revenue over the development period. Development and regulatory approval milestone payments associated with these contracts will be recognized to the extent that the milestone event has been completed successfully.
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

Financial Liabilities on Funding Arrangements
When entering into funding agreements with charitable and not for profit organizations, we are required to assess whether, based on the terms of the agreement, we can avoid a transfer of cash only by settling a non-financial obligation. An example of this would be the obligation to transfer the rights to the research to a funding provider. In the circumstances where we cannot avoid the obligation, all or part of the funding agreement should be accounted for as a financial liability rather than as a charitable grant. In calculating the financial liabilities, both at inception and when it is subsequently re-measured, a number of assumptions need to be made by management which include significant estimates. Assumptions used in the model include the following: reported disease prevalence; expected market share based on management’s estimates; drug reimbursement pricing in different territories, potential licensing terms which may be offered to us (for relevant products); expected patent life; and the timing and probabilities of achieving clinical development milestones which are based on industry standards and adjusted for therapy area. Discount factors in the range of 16% to 18% have been used in the model which has been calculated using appropriate measures and rates which could have been obtained in the period that the funding agreement was entered into. Sensitivity analysis is included in the notes to the financial statements and has been calculated based on a range of discount factors, estimated level of revenue and development probabilities of success. The financial liabilities are re-measured, and we are required to apply judgment, when there is a specific significant event that provides evidence of a significant change in the probability of successful development such as the completion of a phase of research or changes in use or market for a product.
Share-based Compensation
We measure share options at fair value at their grant date in accordance with IFRS 2, “Share-based Payment”. We calculate the fair value of the share option using either the Black-Scholes model, or for options with performance conditions, a simulation model. We charge the fair value to the Consolidated Statement of Comprehensive Income over the expected vesting period. In the case of options that are issued below market value, the fair value will be higher than an option granted at market value, and we recognize a larger charge for such options.
Acquired Intangible Assets and Assumed Contingent Liabilities Valuations
When we execute an acquisition resulting in a business combination as accounted under IFRS 3 “Business Combinations”, identifiable intangible assets and assumed contingent liabilities are required to be recognized in the Consolidated Financial Statements at fair value. In determining the fair value of such assets and liabilities a number of assumptions need to be made by management which include significant estimates, which are described in more detail in the notes to our consolidated financial statements.
Results of Operations
Comparison of Years Ended January 31, 2018 and 2017
The following table summarizes the results of our operations for the years ended January 31, 2018 and 2017, together with the changes to those items:

	Year ended January 31,		Change 2018 vs. 2017
	2018	2017	Increase/(Decrease)
	(in thousands, except percentages)
Revenue	£25,419	£2,304	£23,115	1,003.3%
Other operating income	2,725	72	2,653	3,684.7
Operating expenses
Research and development	(28,970)	(18,952)	10,018	52.9
General and administration	(11,999)	(8,277)	3,722	45.0
Operating loss	(12,825)	(24,853)	(12,028)	(48.4)
Finance income	3,096	8	3,088	38,600.0
Finance cost	(1,164)	(862)	302	35.0
Loss before income tax	(10,893)	(25,707)	(14,814)	(57.6)
Income tax credit	3,762	4,336	(574)	(13.2)
Loss for the year	£(7,131)	£(21,371)	£(14,240)	(66.6)%

Revenue
Revenue of £25.4 million was recognized during the year ended January 31, 2018 compared to £2.3 million recognized during the year ended January 31, 2017. This increase was principally due to income received pursuant to our exclusive license and collaboration agreement with Sarepta. During the year ended January 31, 2018, £6.9 million relating to the upfront payment of $40.0 million (£32.8 million) from Sarepta received in October 2016 was recognized compared to £2.3 million for the year ended January 31, 2017. To date, an aggregate of £9.2 million of the upfront payment has been recognized while the remaining £23.6 million is classified as deferred revenue and will continue to be recognized as revenue over the development period. Revenue recognized during the year ended January 31, 2018 also reflects the receipt of a development milestone of £17.2 million ($22.0 million) paid by Sarepta which was recognized in full and £0.9 million of income recognized in respect of specified DMD research and development costs funded by Sarepta pursuant to our license and collaboration agreement. In addition, revenue of £0.1 million was recognized during the year ended January 31, 2018 in respect of our exclusive license and commercialization agreement with Eurofarma. Under the terms of the agreement, we received an upfront payment of $2.5 million (£1.9 million) from Eurofarma in December 2017. We have assessed the agreement, and we believe the development services to be indistinguishable from the grant of the license and as a result the upfront payment has been initially reported as deferred revenue on the Consolidated Statement of Financial Position and is being recognized as revenue over the development period. Revenue of £0.3 million was recognized during the year ended January 31, 2018 pursuant to the research collaboration agreement between our subsidiary Discuva Limited and Roche. Under the terms of the agreement, £9.0 million was received by Discuva Limited from Roche in February 2014 and is being recognized over the research services period.
Other Operating Income
Other operating income increased by £2.6 million to £2.7 million during the year ended January 31, 2018 from £0.1 million during the year ended January 31, 2017. This increase resulted primarily from the recognition of £1.8 million pursuant to our contract with BARDA that was awarded in September 2017 and £0.9 million resulting from the derecognition of a part of Summit’s financial liabilities on funding arrangements, which is further discussed in Note 18 – ‘Financial liabilities on funding arrangements’ to our consolidated financial statements.
Operating Expenses
Research and Development Expenses
Research and development expenses increased by £10.0 million, or 52.9%, to £29.0 million for the year ended January 31, 2018 from £19.0 million for the year ended January 31, 2017. This increase was due to increased spending related to both our DMD and CDI programs. During the year ended January 31, 2018, expenses related to our DMD program increased by £6.5 million to £16.0 million from £9.5 million for the year ended January 31, 2017. This increase included £2.6 million related to our ezutromid clinical activities, £1.5 million associated with manufacturing costs for our clinical trials and £2.4 million related to research associated with our future generation utrophin modulator program. During the year ended January 31, 2018, expenses related to our CDI program increased by £1.5 million to £5.6 million from £4.1 million for the year ended January 31, 2017. This increase was primarily due to planning activities relating to the two planned Phase 3 clinical trials of ridinilazole. During the year ended January 31, 2018, other research and development expenses increased by £2.0 million to £7.4 million from £5.4 million for the year ended January 31, 2017. This increase was due to a £1.4 million increase in staffing costs, a £0.3 million increase in internal regulatory costs and a £0.3 million increase in supplier contracting costs relating to research and development.
General and Administration Expenses
General and administration expenses increased by £3.7 million, or 45.0%, to £12.0 million for the year ended January 31, 2018 from £8.3 million for the year ended January 31, 2017. This increase was due to a net negative movement in exchange rate variances of £1.5 million, an increase of £1.3 million in staff related costs, an increase of £0.6 million in overhead and facility related costs and an increase of £0.3 million in share-based payment expense.
Finance Income
Finance income was £3.1 million for the year ended January 31, 2018 and related primarily to the de-recognition of a part of our financial liabilities on funding arrangements, specifically the remeasurements and discounts associated with the liabilities since initial recognition, which is further discussed in Note 18 – ‘Financial liabilities on funding arrangements’ to our consolidated financial statements. Finance income recognized in comparative periods relates to bank interest received.

Finance Cost
Finance costs increased by £0.3 million, or 35.0%, to £1.2 million for the year ended January 31, 2018 from £0.9 million for the year ended January 31, 2017 and related to the unwinding of the discount and remeasurements on financial liabilities on funding arrangements.
Income Tax Credit
Our income tax credit decreased by £0.5 million, or 13.2%, to £3.8 million for the year ended January 31, 2018 from £4.3 million for the year ended January 31, 2017. This was driven by our lower level of net loss during the year ended January 31, 2018 as compared to the year ended January 31, 2017, which impacts the level of income tax credit receivable.
Comparison of Years Ended January 31, 2017 and 2016
The following table summarizes the results of our operations for the years ended January 31, 2017 and 2016, together with the changes to those items:

	Year ended January 31,		Change 2017 vs. 2016
	2017	2016	Increase/(Decrease)
	(in thousands, except percentages)
Revenue	£2,304	£—	£2,304	—
Other operating income	72	1,281	(1,209)	(94.4)%
Operating expenses
Research and development	(18,952)	(16,856)	2,096	12.4
General and administration	(8,277)	(4,771)	3,506	73.5
Operating loss	(24,853)	(20,346)	4,507	22.2
Finance income	8	30	(22)	(73.3)
Finance cost	(862)	(2,879)	(2,017)	(70.1)
Loss before income tax	(25,707)	(23,195)	2,512	(10.8)
Income tax credit	4,336	3,058	1,278	41.8
Loss for the year	£(21,371)	£(20,137)	£1,234	(6.1)%

Revenue
Revenue of £2.3 million was recognized during the year ended January 31, 2017 following our entry into an exclusive license and collaboration agreement with Sarepta. Under the terms of the agreement, we received an upfront payment of $40.0 million (£32.8 million) from Sarepta. We have assessed the agreement, and we believe the development services to be indistinguishable and as a result the upfront payment has been initially reported as deferred revenue on the Consolidated Statement of Financial Position and is being recognized as revenue over the development period.

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

Operating Expenses
Research and Development Expenses
Research and development expenses increased by £2.1 million, or 12.4%, to £19.0 million for the year ended January 31, 2017 from £16.9 million for the year ended January 31, 2016. This increase was primarily due to increased spending related to our DMD program. During the year ended January 31, 2017, expenses related to our DMD program increased by £2.0 million to £9.5 million from £7.5 million for the year ended January 31, 2016. This increase included £1.9 million related to our ezutromid clinical activities, £0.9 million associated with manufacturing costs for our clinical trials, and was offset by a decrease of £0.8 million related to research associated with our future generation utrophin modulator program, the development of which was put on hold in September 2016 due to the substantial increase in ezutromid plasma levels achieved with our F6 formulation of ezutromid. During the year ended January 31, 2017, expenses related to our CDI program decreased by £1.5 million to £4.1 million from £5.6 million for the year ended January 31, 2016. This decrease was primarily due to the completion of our CoDIFy Phase 2 clinical trial of ridinilazole. During the year ended January 31, 2017, other research and development expenses increased by £1.6 million to £5.4 million from £3.8 million for the year ended January 31, 2016. This increase was due to a £1.3 million increase in staffing costs, a £0.1 million increase in internal regulatory costs and a £0.1 million increase in the share-based payment charge allocated to research and development expenses, which resulted from increased employee headcount within our DMD and CDI program teams.
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
Finance Cost
Following an IFRS Interpretations Committee agenda decision in May 2016 on the application of IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” we changed our accounting policy regarding charitable funding arrangements from the Wellcome Trust and U.S. not for profit organizations. Finance costs relate to the subsequent remeasurement of the financial liability recognized in respect of funding arrangements and the unwinding of the discounts associated with the liabilities. Finance costs decreased by £2.0 million, or 70.1%, to £0.9 million for the year ended January 31, 2017 from £2.9 million for the year ended January 31, 2016 as there was not a subsequent re-measurement of the financial liability during the year ended January 31, 2017, with finance costs relating to the unwinding of the discount only. During the year ended January 31, 2016, of the total finance cost of £2.9 million, £2.6 million related to the re-measurement of the financial liability following positive data in the DMD and CDI clinical programs that increased the probabilities of success.
Income Tax Credit
Our income tax credit increased by £1.3 million, or 41.8%, to £4.3 million for the year ended January 31, 2017 from £3.0 million for the year ended January 31, 2016. This increase was the result of our increased expenditure on research and development and a related increase in our research and development tax credit.

B. Liquidity and Capital Resources
Sources of liquidity
Since our inception, we have incurred significant operating losses. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administration expenses will continue to increase in connection with conducting clinical trials for our lead product candidates, ezutromid for the treatment of DMD and ridinilazole for the treatment of CDI, conducting preclinical research and development activities and seeking marketing approval for ezutromid in the United States and other territories where we retain commercialization rights and ridinilazole in the United States and the European Union as well as other geographies where we retain commercialization rights. As a result, we will need additional capital to fund our operations, which we may obtain from additional financings, research funding, collaborations, contract and grant revenue or other sources. Additional capital, when needed, may not be available to us on acceptable terms, or at all.

To date, we have financed our operations primarily through issuances of our ordinary shares and American Depositary Shares, or ADSs, payments to us under our license and collaboration agreement with Sarepta and our license and commercialization agreement with Eurofarma and development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. In particular, we have received funding from BARDA, Wellcome Trust, Innovate UK, Joining Jack, the Muscular Dystrophy Association, Parent Project Muscular Dystrophy, Charley’s Fund, Cure Duchenne, Foundation to Eradicate Duchenne and the Nash Avery Foundation.
As of January 31, 2018, we had cash and cash equivalents of £20.1 million.
In March 2014, we received net proceeds of £20.5 million from the issuance and sale of 16,923,077 ordinary shares in a private placement outside the United States. In March 2015, in our initial public offering in the United States, we received net proceeds of $32.7 million (£21.9 million) from the issuance and sale of 3,967,500 American Depositary Shares which represent 19,837,500 ordinary shares. In October 2016, in connection with our entry into an exclusive license and collaboration agreement with Sarepta, we received an up-front payment of $40.0 million (£32.8 million) from Sarepta and we received a further $22.0 million (£17.2 million) in June 2017 as a development milestone from Sarepta following the first dosing of the last patient in our ongoing Phase 2 clinical trial of ezutromid. In September 2017, we received net proceeds of $18.2 million (£13.5 million) from the issuance and sale of 1,677,850 American Depositary Shares which represent 8,389,250 ordinary shares. In December 2017, in connection with our entry into an exclusive license and commercialization agreement with Eurofarma, we received an up-front payment of $2.5 million (£1.9 million) from Eurofarma.
In March 2018, subsequent to our financial year end, we received gross proceeds of £15.0 million (before expenses) from the issuance and sale of 8,333,333 ordinary shares to investors in Europe.
Cash Flows
The following table summarizes the results of our cash flows for the years ended January 31, 2018, 2017 and 2016.

	Year ended January 31,
	2018	2018	2017	2016
	(in thousands)
Net cash (outflow) / inflow from operating activities	$(20,843)	£(14,689)	£12,141	£(17,182)
Net cash outflow from investing activities	(7,439)	(5,242)	(80)	(36)
Net cash inflow from financing activities	19,731	13,905	413	22,136
Net (decrease) / increase in cash and cash equivalents	$(8,551)	£(6,026)	£12,474	£4,918
Operating Activities
For the year ended January 31, 2018, net cash used by operating activities was £14.7 million. This compares to net cash generated from operating activities of £12.1 million for the year ended January 31, 2017. This net movement of £26.8 million was driven by an increase in research and development costs during the year ended January 31, 2018, and the receipt, during the year ended January 31, 2017, of a £32.8 million upfront payment as part of the exclusive collaboration and licensing agreement entered into with Sarepta in October 2016, which was partially offset by the receipt of the development milestone from Sarepta of £17.2 million during the year ended January 31, 2018 as well as the funding received from BARDA and the upfront payment received from Eurofarma during the year ended January 31, 2018.
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

Investing Activities
Net cash outflow from investing activities for the year ended January 31, 2018 included £4.8 million used in the acquisition of Discuva Limited in December 2017, net of cash acquired as part of the transaction, and a further £0.5 million used to acquire property, plant and equipment and intangible assets mainly in relation to the relocation of our U.K. office in Oxford.

Net cash outflow for the year ended January 31, 2017 and net cash inflows for the year ended January 31, 2016 include the net amount of bank interest received on cash deposits less amounts paid to acquire property and equipment.
Financing Activities
Net cash inflow from financing activities for the year ended January 31, 2018 includes £13.5 million of proceeds, net of transaction costs, from our underwritten public offering in September 2017, and proceeds following the exercise of warrants and the exercise of share options.
Net cash inflow from financing activities for the year ended January 31, 2017 relates to proceeds from the exercise of warrants and the exercise of share options, and net cash inflow for the year ended January 31, 2016 relates to the proceeds received from the various sales of our equity securities, net of expenses. We received £22.1 million from the sale of equity securities during the year ended January 31, 2016.
C. Funding Requirements
We anticipate that our expenses will increase substantially in connection with conducting clinical trials for our lead product candidates, ezutromid for the treatment of patients with DMD and ridinilazole for the treatment of patients with CDI, conducting preclinical research and development activities and seeking marketing approval for ezutromid in the United States and other territories where we retain commercialization rights and ridinilazole in the United States and the European Union as well as in other geographies where we retain commercialization rights. In addition, if we obtain marketing approval of ezutromid or ridinilazole, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expense, as well as ongoing research and development expenses.
In addition, our expenses will increase if and as we:

•
continue the research and development of the F3 formulation of ezutromid, the F6 formulation of ezutromid and future generation utrophin modulators that we are developing in collaboration with the University of Oxford and Sarepta;

•	continue the research and development of ridinilazole;

•	seek to identify and develop additional future product candidates, including through our bacterial genetics-based platform for the discovery and development of new mechanism antibiotics;

•	seek marketing approvals for any product candidates that successfully complete clinical development;

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

We believe that our existing cash and cash equivalents, as well as the $32 million we have been awarded under the base period of our contract with BARDA for the development of ridinilazole and the cost-sharing arrangement under our license and collaboration agreement with Sarepta, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through at least April 30, 2019. In our DMD program, while we anticipate that these capital resources will allow us to obtain top-line data for our Phase 2 clinical trial of ezutromid, which we refer to as PhaseOut DMD, we do not expect these capital resources will be sufficient to complete our planned randomized, placebo controlled clinical trial of ezutromid. In addition, in our CDI program, while we also anticipate that these capital resources will allow us to initiate our two, planned Phase 3 clinical trials of ridinilazole, we do not expect to be able to complete these trials without additional capital.

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

•	the amounts we receive from Sarepta under our license and collaboration agreement, including for the achievement of development, regulatory and sales milestones and royalty payments;

•	our contract with BARDA and whether BARDA elects to pursue its designated options beyond the base period;

•
the amounts we receive from Eurofarma under our license and commercialization agreement, including for the achievement of development, commercialization and sales milestones and for product supply transfers;

•	our ability to establish and maintain collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the extent to which we acquire or invest in other businesses, products and technologies;

•	the rate of the expansion of our physical presence; and

•	the costs of operating as a public company in the United States in addition to in the United Kingdom.
Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, collaborations, strategic alliances, grants and clinical trial support from governmental entities and philanthropic, non-government and not for profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. We do not have any committed external source of funds other than amounts we may receive from Sarepta, Eurofarma and BARDA under our arrangements with them. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing shareholders, including our ADS holders, will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing shareholders and ADS holders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends or other distributions. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

D. Tabular Disclosure of Contractual Obligations
The following table summarizes our contractual commitments and obligations as of January 31, 2018.

	Payments due by period
	Total	Less than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	£1,480	£337	£740	£403	—
Contractual obligations	1,673	981	692	—	—
Total contractual cash obligations	£3,153	£1,318	£1,432	£403	—
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
Discuva
Under a collaboration agreement that Discuva Limited, or Discuva, has with Roche, Roche is obligated to pay specified development, commercialization and sales milestone payments related to any compound developed under the platform that is or has been optioned by Roche. In connection with our acquisition of Discuva, we agreed to pay to former Discuva shareholders one-half of the economic benefit of any such payments received from Roche. In addition, certain employees, former employees and former directors of Discuva are eligible for payments from Discuva based on specified development and clinical milestones related to proprietary product candidates developed under the platform.
University of Oxford
In November 2013, we acquired all of the outstanding equity of MuOx Limited, or MuOx, a spin out of the University of Oxford. In connection with that acquisition, we and MuOx entered into a set of agreements with the University of Oxford and its technology transfer division, Isis Innovation Limited, which is now known as Oxford University Innovation Limited, or OUI. Under the research sponsorship agreement that we entered into with the University of Oxford and OUI in November 2013, amended and restated in July 2014 and amended further in November 2015 and September 2017, we have agreed to fund a drug research and discovery program in the University of Oxford laboratories to identify and research utrophin modulators to treat DMD. The University of Oxford is responsible for conducting this program. OUI has no obligations under the research sponsorship agreement. We have agreed to fund up to £4.6 million for this purpose over the initial six-year research period ending in November 2019. If we exercise our right to extend the research period by an additional year, we have agreed to fund an additional £0.8 million, for a total of £5.4 million. As of January 31, 2018, we had paid to the University of Oxford £3.1 million of this amount. Under an option agreement that we, the University of Oxford and OUI entered into in November 2013, which we amended in November 2015, which we refer to as the option agreement, OUI granted us an exclusive option to license certain intellectual property, or IP, arising under the research sponsorship agreement and certain other IP arising from research and development at the University of Oxford, which we refer to as arising IP. We paid OUI £10,000 in connection with entering into the amendment to the option agreement. If we exercise our option to obtain a license under arising IP, we would be obligated to pay OUI a specified sum in option exercise fees. For any arising IP for which we have exercised the option and that comprises new chemical entities or compounds, which we refer to as optioned compounds, we would obtain an exclusive, sublicensable license. We are obligated to pay milestone payments of up to £75,000 upon the achievement of specified development milestones, whether such milestones occur prior to or after our exercise of the option to obtain an exclusive sublicensable license. Following exercise of such an option we would also be obligated to pay milestone payments upon the achievement of specified regulatory milestones with respect to each optioned compound. The specified regulatory milestone payment is due each time the specified regulatory milestone is achieved with respect to an optioned compound and, if each optioned compound achieved each regulatory milestone once, we would be obligated to pay OUI a total of £3.7 million in regulatory milestone payments for each optioned compound.

We would also be obligated to pay OUI a low single digit royalty of net sales by us, our affiliates or sublicensees of any product containing an optioned compound or on any payments we receive in connection with granting a sublicense under the licensed arising IP. For any arising IP for which we have exercised the option and that does not comprise new chemical entities or compounds, we would obtain an exclusive license, which we could sublicense with Isis’ prior written consent. We and OUI would negotiate the milestone payments and any other payments that we would be obligated to pay to Isis with respect to such IP.
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
In October 2017, we entered into a revenue sharing agreement with the Wellcome Trust as was required under the terms of the 2012 translational award agreement. Under the terms of the revenue sharing agreement: i) if we commercialize ridinilazole, the Wellcome Trust is eligible to receive a low-single digit percentage of net revenue (as defined in the translation award agreement), and a one-time milestone payment of a specified amount if cumulative net revenues exceed a specified amount; ii) if a third party commercializes ridinilazole, the Wellcome Trust is eligible to receive a mid-single digit percentage of the net revenues we receive from commercial sales by such third party, and a one-time milestone payment of a specified amount if cumulative net revenues we receive exceed a specified amount. In addition, following the first commercial sale by such third party, the Wellcome Trust is eligible to receive a one-time milestone payment equal to a low-single digit percentage of the aggregate amount of any pre-commercial payments we receive from third-party licensees prior to such commercial sale; and iii) in the event of an assignment or sale of the assets or intellectual property pertaining to ridinilazole, the net proceeds we receive from such assignment or sale would be treated as net revenue under the revenue sharing agreement.
Under the revenue sharing agreement, it was agreed that any development funding or grant funding we receive from BARDA or other third parties, including licensees, would not be classified as net revenue or as a pre-commercial payment. In addition, under the revenue sharing agreement, the Wellcome Trust agreed to terminate all of its rights under the translation award agreement to develop or commercialize the award products or the related intellectual property in specified markets and in specified indications, in the event that we were not developing or commercializing the award products or such intellectual property for such markets or in such indications.
Following the license and commercialization agreement entered into with Eurofarma, an initial payment became due to the Wellcome Trust payable only upon commercialization of ridinilazole. The Wellcome Trust also agreed to terminate all of its rights under the translation award funding agreement pertaining to the exploitation of intellectual property related to the CDI programme.
University College London
On March 23, 2010, we entered into a collaborative research agreement with the School of Pharmacy, University of London which was later novated on November 28, 2011 by the School of Pharmacy to University College London. As part of this agreement, and in consideration of their role in the development of the initial compound series from which ridinilazole was later identified, we agreed to pay the School of Pharmacy (now University College London) a low single-digit share of all revenue received by us in respect of ridinilazole, including any pre-commercial licensing revenue, up to a maximum of £1.0 million. Following the license and commercialization agreement entered into with Eurofarma, an initial payment became due to The School of Pharmacy and has been provided for at the year end date.
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

Jumpstart Our Business Startups Act of 2012
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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

We may take advantage of these provisions until January 31, 2021 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our share capital held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this Annual Report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
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

Item 6: Directors, Senior Management and Employees
A. Directors and Senior Management
The following table sets forth the names, ages and positions of our executive officers, key employees and directors as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Glyn Edwards	62	Chief Executive Officer, Executive Director
Erik Ostrowski	45	Chief Financial Officer
David Roblin	51	Chief Operating Officer, Chief Medical Officer and President of Research and Development
Key Employees
Jonathon Tinsley	59	Chief Scientific Officer, DMD
Richard Vickers	42	Senior Vice President, Anti-Infectives
Non-Employee Directors
Frank Armstrong(2)(3)(4)	61	Non-Executive Chairman
Barry Price(3)(4)	74	Non-Executive Director
Stephen Davies(2)(3)(4)	68	Non-Executive Director
Leopoldo Zambeletti (1)(3)(4)	49	Non-Executive Director
Valerie Andrews(1)(2)(3)(4)	58	Non-Executive Director
David Wurzer(1)(3)(4)	59	Non-Executive Director

(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	An “independent director” as such term is defined in Rule 10A-3 under the Exchange Act.

Executive Officers
Glyn Edwards has served as our Chief Executive Officer and a member of our board of directors since April 2012. Prior to joining our company, Mr. Edwards served as interim Chief Executive Officer of the BioIndustry Association, a U.K. trade organization, from November 2011 to June 2012, and Chief Executive Officer at Antisoma plc, a publicly traded biotechnology company specializing in the development of novel drugs for the treatment of cancer, from 1998 to 2011. Mr. Edwards also previously served as Vice President of Business Development at Therapeutic Antibodies Ltd. Mr. Edwards currently serves as a Non-Executive Director for OxSonics Limited, a U.K.-based ultrasound-based drug delivery company. Mr. Edwards received a BSc in Biochemistry from Bristol University and a MSc in Economics from the London Business School. We believe that Mr. Edwards is qualified to serve as a member of our board of directors because of his extensive executive leadership and business development experiences in the life sciences industry.

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
David Roblin has served as our Chief Operating Officer, Chief Medical Officer and President of Research and Development since May 2017. He previously served as our Chief Operating Officer and President of Research and Development in a part-time capacity beginning in April 2017 and became full-time in June 2017. Dr. Roblin acted as a research and development adviser to us from 2014. Dr. Roblin has served as the Chief Operating Officer and Director of Scientific Translation at the Francis Crick Institute in London from 2014 to 2017. Prior to that, Dr. Roblin was Head of Research, Site Director and Chief Medical Officer for Europe R&D at Pfizer Inc. from 2008 to 2011 and was Head of Therapy Area for Anti-infectives at Bayer AG from 1997 to 1999. After Dr. Roblin left Pfizer Inc., he was Chief Medical Officer to a number of biotechnology companies including Creabilis SA where he held that role from 2011 until 2014. Dr Roblin has a degree in biochemistry from University College London and later qualified in medicine from St George’s Hospital. He is a Fellow of the Royal College of Physicians and a Fellow of the Faculty of Pharmaceutical Medicine. He is an honorary Professor of Medicine at Swansea University and Professor of Translational Medicine at St George’s. He is also a member of the board of directors of MedCity and Destiny Pharma Ltd. Before entering the life sciences industry, Dr Roblin practiced medicine for five years.
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
Richard Vickers joined our company in 2003 and has served as our Senior Vice President, Anti-Infectives, since February 2018. Prior to this date, and from October 2013, Dr. Vickers had previously served as our Chief Scientific Officer, Antimicrobials. During his time at our company, Dr. Vickers has worked in a variety of roles involved in the development and management of various antibacterial therapeutic programs, including our antibiotic program for the treatment of CDI. Prior to joining our company, Dr. Vickers undertook postdoctoral research studies with Professor Stephen Davies at the University of Oxford and held a Stipendiary Lectureship in organic chemistry at St. Catherine’s College in Oxford. Dr. Vickers received a Ph.D. in organic chemistry from the University of Reading and a B.Sc. in chemistry from King’s College London.
Non-Employee Directors
Frank Armstrong has served as a member of our board of directors since November 2012 and Non-Executive Chairman since June 2013. Dr. Armstrong is currently President of Dr. Frank M Armstrong Consulting Limited, a position he has held since 2012. Prior to this, Dr. Armstrong led Medical Science and Innovation at Merck Serono, the biopharmaceutical division of Merck KGaA, from 2010 to 2011. Dr. Armstrong was also Head of Worldwide Product Development at Bayer AG from 1998 to 2001 and held various positions at ICI plc and Zeneca plc, now AstraZeneca plc, from 1985 to 1998. Dr. Armstrong has served as the Chief Executive Officer at five biotechnology companies, including Fulcrum Pharma plc, which is listed on AIM, CuraGen Corporation, a Nasdaq-listed company that was acquired by Celldex Therapeutics, Inc., Bioaccelerate Holdings Inc., Provensis Ltd. and Phoqus Pharmaceuticals plc. Dr. Armstrong is the Non-Executive Chairman of Faron Pharmaceuticals Oy and Caldan Therapeutics Ltd; a Non-Executive Director of Mereo Biopharma Group plc; and a Member of the Strategic Advisory Board of HealthCare Royalty Partners and Epidarex Capital. Dr. Armstrong served as Non-Executive Director of Juniper Pharmaceuticals Inc. from 2013 to 2017. Dr. Armstrong received an honors degree in Biochemistry and an MBChB(MD) in Medicine from the University of Edinburgh in Scotland. He is a Fellow of the Royal College of Physicians, Edinburgh and a Fellow of the Faculty of Pharmaceutical Physicians. We believe that Dr. Armstrong is qualified to serve on our board of directors because of his extensive experience in the biotechnology industry and his medical background.

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
Leopoldo Zambeletti has served as a member of our board of directors since May 2014. Mr. Zambeletti has served as an independent strategic advisor to life sciences companies since 2013, focusing on mergers and acquisitions, out-licensing deals and financing strategy. Prior to this, Mr. Zambeletti worked in investment banking for 19 years, during which time he led the European Healthcare Investment teams at JP Morgan and at Credit Suisse. He is a Non-Executive Director of Nogra Pharma Ltd., Faron Pharmaceuticals Oy, DS Biopharma Ltd (formerly known as Dignity Services Ltd), Overjoy S.R.L and Tiziana Life Sciences plc and an advisor and co-founder to the US medtech company Qardio. Mr. Zambeletti began his career as an accountant at KPMG. He received his degree in Business Administration from Bocconi University. We believe Mr. Zambeletti is qualified to serve on our board of directors because of his extensive experience in the finance and life sciences industries.
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
David M. Wurzer has served as a member of our board of directors since February 2015. Mr. Wurzer is currently the Executive Vice President and Chief Investment Officer at Connecticut Innovations, a state-funded venture capital fund, where he previously served as Senior Managing Director and Managing Director. Prior to joining Connecticut Innovations in November 2009, Mr. Wurzer served as Executive Vice President, Treasurer and Chief Financial Officer at CuraGen Corporation from 1997 to 2008. He also held numerous positions at Value Health Inc. from 1991 to 1997, including Senior Vice President, Treasurer and Chief Financial Officer. Mr. Wurzer is a Non-Executive Director of Standard Diversified Opportunities, Inc., Thetis Pharmaceutical LLC, My Gene Counsel LLC, Natural Polymer Devices Inc. and ReNetX Bio, Inc. (formerly known as Axerion Therapeutics, Inc.); from 2010 to 2012 he was a Non-Executive Director of DUSA Pharmaceuticals, Inc. and from 2010 to 2015 he was a Non-Executive Director of Response Genetics Inc. Mr. Wurzer is a Certified Public Accountant and began his career with Coopers & Lybrand, which is now part of PricewaterhouseCoopers. He received a B.B.A. from the University of Notre Dame. We believe Mr. Wurzer is qualified to serve on our board of directors because of his extensive experience in the pharmaceutical and biotechnology industries and his finance and accounting background.

B. Compensation
The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our current directors and executive officers for services provided in all capacities to us or our subsidiaries for the year ended January 31, 2018, as well as the amount contributed by us into money purchase plans for the year ended January 31, 2018 to provide pension benefits to our current directors and executive officers.
Directors’ and Executive Management Compensation
For the year ended January 31, 2018, the table below sets out the compensation paid to our current directors and executive officers.
Compensation for Year Ended January 31, 2018 for Current Directors and Executive Management

Name	Salary and Bonus / Fees	Taxable Benefits(1)		Pension Benefit	Total
Glyn Edwards	£609,000		£1,359	£18,270	£628,629
Chief Executive Officer and Executive Director
Erik Ostrowski	$640,000		—	$17,741	$657,741
Chief Financial Officer
David Roblin	£436,442	£		£14,100	£450,542
Chief Operating Officer, Chief Medical Officer and President of Research & Development
Frank Armstrong	£75,000		£2,804	—	£77,804
Non-Executive Chairman
Barry Price	£38,195		£2,793	—	£40,988
Non-Executive Director
Stephen Davies	£40,000		—	—	£40,000
Non-Executive Director
Leopoldo Zambeletti	£36,805		£587	—	£37,392
Non-Executive Director
Valerie Andrews	£58,587		£2,108	—	£60,695
Non-Executive Director
David Wurzer	£50,978		£2,484	—	£53,462
Non-Executive Director

(1)
Taxable benefits represent the value of the personal benefits granted, which include private medical insurance and life assurance for executive officers and travel costs (and associated income tax and national insurance contributions which were settled on behalf of the Non-Executive Directors) for attendance at board meetings for the Non-Executive Directors. Amounts included are based on the taxable benefits reported in the year ended January 31, 2018 to HM Revenue & Customs.

Total compensation set out in the table above does not include any amounts for the value of options to acquire our ordinary shares or restricted stock units granted to or held by the directors and executive management, which is described in “Compensation—Outstanding Equity Awards, Grants and Option Exercise” in this Annual Report.
Bonuses
Our Executive Director, Chief Financial Officer and Chief Operating Officer, Chief Medical Officer and President of R&D are eligible for annual bonuses at the discretion of our board and, in the case of our Executive Director, our remuneration committee. Annual bonuses are based on achievement of strategic and financial measures and personal performance objectives. Our Executive Director, Mr. Edwards is eligible for annual bonus potential of 150% of his gross base salary to be paid in share options, cash or a combination of both at the discretion of our board. On January 31, 2018, Mr. Edwards was awarded a bonus representing 100% of his gross base salary, which was paid in cash in February 2018. Mr. Ostrowski, our Chief Financial Officer, is eligible for a discretionary annual bonus in an amount up to 50% of his annual base salary, as determined by our board of directors. On January 31, 2018, Mr. Ostrowski was awarded a bonus representing 60% of his annual base salary at the discretion of the board. The bonus was paid in cash in February 2018. Dr. Roblin, our Chief Operating Officer, Chief Medical Officer and President of R&D, is eligible for a discretionary annual bonus in an amount up to 50% of his annual base salary, as determined by our board of directors. On January 31, 2018, Dr. Roblin was awarded a bonus representing 60% of his annual base salary at the discretion of the board. The bonus was paid in cash in February 2018.

Outstanding Options As of January 31, 2018 for Current Directors and Executive Management
Outstanding Equity Awards, Grants and Option Exercise
During the year ended January 31, 2018, options to purchase 1,752,283 ordinary shares were awarded to our current directors and executive officers. The table below sets out information on outstanding options granted to our current directors and executive officers as of January 31, 2018.

Name	Date of grant	At February 1, 2017	Granted during the period	Lapsed during the period	At January 31, 2018	Price per share (£)	Date from which exercisable	Expiration date
Glyn Edwards	May 10, 2012	150,046	—	—	150,046	0.60	Note 1	May 10, 2022
Chief Executive Officer and Executive Director	May 10, 2012	657,500	—	(657,500)	—	0.60	Note 2	May 10, 2022
	January 31, 2013	72,973	—	—	72,973	0.20	Note 3	January 31, 2023
	December 18, 2013	76,364	—	—	76,364	0.20	Note 4	December 18, 2023
	July 15, 2014	600,000	—	—	600,000	1.26	Note 5	July 15, 2024
	June 16, 2015	887,333	—	—	887,333	1.43	Note 6	June 16, 2025
	June 23, 2016	110,576	—	—	110,576	0.01	Note 7	June 23, 2026
	April 11, 2017	—	762,764	—	762,764	1.85	Note 8	April 11, 2027
	July 18, 2017	—	135,478	—	135,478	1.83	Note 9	July 18, 2027
	October 24, 2017	—	198,776	—	198,776	1.80	Note 10	October 24, 2027
		2,554,792	1,097,018	(657,500)	2,994,310
Erik Ostrowski	June 23, 2014	400,000	—	—	400,000	1.48	Note 11	June 23, 2024
Chief Financial Officer	June 16, 2015	400,000	—	—	400,000	1.43	Note 6	June 16, 2025
	June 23, 2016	250,000	—	—	250,000	1.05	Note 12	June 23, 2026
	July 18, 2017	—	68,062	—	68,062	1.83	Note 9	July 18, 2027
	October 24, 2017	—	98,495	—	98,495	1.80	Note 10	October 24, 2027
		1,050,000	166,557	—	1,216,557
David Roblin	July 15, 2014	100,000	—	—	100,000	0.80	Note 5	July 15, 2024
Chief Operating Officer, Chief Medical Officer and President of R&D	June 16, 2015	25,000	—	—	25,000	1.43	Note 6	June 16, 2025
	June 23, 2016	17,500	—	—	17,500	1.05	Note 7	June 23, 2026
	April 11, 2017	—	324,324	—	324,324	1.85	Note 8	April 11, 2027
	July 18, 2017	—	164,384	—	164,384	1.83	Note 9	July 18, 2027
		142,500	488,708	—	631,208
Barry Price	April 7, 2011	13,981			13,981	0.65	Note 13	April 7, 2021
Non-Executive Director	July 15, 2014	17,500	—	—	17,500	1.26	Note 5	July 15, 2024
	June 16, 2015	25,000	—	—	25,000	1.43	Note 6	June 16, 2025
		56,481	—	—	56,481
Frank Armstrong	July 15, 2014	37,500	—	—	37,500	1.26	Note 5	July 15, 2024
Non-Executive Director	June 16, 2015	50,000	—	—	50,000	1.43	Note 6	June 16, 2025
		87,500	—	—	87,500
Stephen Davies	July 15, 2014	17,500	—	—	17,500	1.26	Note 5	July 15, 2024
Non-Executive Director	June 16, 2015	25,000	—	—	25,000	1.43	Note 6	June 16, 2025
		42,500	—	—	42,500
Leopoldo Zambeletti	June 23, 2014	25,000	—	(25,000)	—	1.48	Note 14	June 23, 2024
Non-Executive Director	June 16, 2015	25,000	—	—	25,000	1.43	Note 6	June 16, 2025
		50,000	—	(25,000)	25,000
Valerie Andrews Non-Executive Director	December 23, 2014	25,000	—	(25,000)	—	1.37	Note 15	December 23, 2024
	June 16, 2015	25,000	—	—	25,000	1.43	Note 6	June 16, 2025
		50,000	—	(25,000)	25,000
David Wurzer Non-Executive Director	June 16, 2015	25,000	—	—	25,000	1.43	Note 6	June 16, 2025
		25,000	—	—	25,000

During the year ended January 31, 2018, restricted stock units in the form of nominal cost options, or RSUs, to purchase 278,577 ordinary shares were awarded to our current non-executive directors. The table below sets out information on outstanding RSUs granted to our current non-executive directors as of January 31, 2018.

Name	Date of grant	At February 1, 2017	Granted during the period	Lapsed during the period	At January 31, 2018	Price per share (£)	Date from which exercisable	Expiration date
Barry Price	June 18, 2017	—	19,179	—	19,179	0.01	Note 16	December 31, 2018
Non-Executive Director	October 24, 2017	—	19,444	—	19,444	0.01	Note 17	December 31, 2018
		—	38,623	—	38,623
Frank Armstrong	June 18, 2017	—	41,096	—	41,096	0.01	Note 16	December 31, 2018
Non-Executive Director	October 24, 2017	—	41,666	—	41,666	0.01	Note 17	December 31, 2018
		—	82,762	—	82,762
Stephen Davies	June 18, 2017	—	19,179	—	19,179	0.01	Note 16	December 31, 2018
Non-Executive Director	October 24, 2017	—	19,444	—	19,444	0.01	Note 17	December 31, 2018
		—	38,623	—	38,623
Leopoldo Zambeletti	June 18, 2017	—	19,179	—	19,179	0.01	Note 16	December 31, 2018
Non-Executive Director	October 24, 2017	—	19,444	—	19,444	0.01	Note 17	December 31, 2018
		—	38,623	—	38,623
Valerie Andrews	June 18, 2017	—	19,179	—	19,179	0.01	Note 16	December 31, 2018
Non-Executive Director	October 24, 2017	—	19,444	—	19,444	0.01	Note 17	December 31, 2018
		—	38,623	—	38,623
David Wurzer	June 18, 2017	—	19,179	—	19,179	0.01	Note 16	December 31, 2018
Non-Executive Director	October 24, 2017	—	19,444	—	19,444	0.01	Note 17	December 31, 2018
		—	38,623	—	38,623

1.
These options became exercisable on May 10, 2015 due to the satisfaction of the performance conditions relating to the share price. In order to vest in full, the average closing share price needed to be equal to or greater than £2.20 for the two months preceding the third anniversary of the date of the grant, 25% would vest where the average closing share price was £1.40 and pro-rated where the average closing share price was between £1.41 and £2.19. The options lapsed if the performance condition relating to our average closing share price was not met by the third anniversary of the date of grant. On measurement, 150,046 options have vested and 77,454 options have lapsed. No options were exercised in the year.

2.
These options were split into four tranches with varying performance conditions and would only vest if the average closing share price had been equal to or greater than the specified condition in any period of 60 consecutive calendar days, ending on or before the fifth anniversary of the date of grant. Details of the tranches are as follows: 207,500 with a performance condition based on an average closing share price of £4.00; 200,000 with a performance condition based on an average closing share price of £6.00; 150,000 with a performance condition based on an average closing share price of £8.00; and 100,000 with a performance condition based on an average closing share price of £10.00. The options lapsed as the performance conditions were not met by the fifth anniversary of the date of grant.

3.	These deferred bonus options vested and became exercisable on July 31, 2013. These options were awarded as a bonus for the financial year ended January 31, 2013.

4.
These deferred bonus options vested and became exercisable on June 18, 2014. These options were awarded as a bonus for the financial year ended January 31, 2014 representing 70% of Mr. Glyn Edwards’ gross basic salary for that financial year.

5.
These options vested on March 13, 2017 as the average closing share price was equal to or greater than £1.89 in a period of 30 consecutive days during the period from the date of the grant to the third anniversary of the date of the grant. One third of the options became exercisable on March 13, 2017, following the second anniversary of the date of grant and the remaining options became exercisable on July 15, 2017, the third anniversary of the date of grant.

6.
These options vest if the average closing share price is equal to or greater than £2.145 in any period of 30 consecutive days during the period from the date of the grant to June 16, 2018. Once vested, a third of the options can be exercised on or after June 16, 2017 and all of the options, if vested, can be exercised on or after June 16, 2018. These options will lapse if the performance condition is not met by June 16, 2018. In April 2018, all Non-Executive Directors surrendered these awards.

7.
These deferred bonus options vested and became exercisable on July 21, 2016. These options were awarded in part settlement of the bonus for the financial year ended January 31, 2016 representing 50% of Mr. Glyn Edwards’ gross basic salary for that financial year.

8.	These options achieved the performance conditions during the financial year pertaining to corporate and program development milestones. Accordingly, these options will vest in full on June 23, 2019.

9.
These options are subject to achievement of performance conditions pertaining to corporate and program development milestones. These options will vest in full on the third anniversary of the date of grant.

10.
These options are subject to achievement of performance conditions pertaining to corporate and program development milestones. These options will vest in full on the third anniversary of the date of grant.

11.
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

12.
These options will vest in full on June 23, 2019 subject to achievement of performance conditions pertaining to certain corporate and program development milestones. These options will lapse in full if the performance conditions are not met by June 23, 2019.

13. These options were capable of vesting and exercise on or after April 8, 2014 subject to the satisfaction of performance conditions relating to our share price. In order to vest in full, the average closing share price would have had to exceed £3.00 over the two months ending April 7, 2014. If the performance conditions were not satisfied in full, or in part, the options would lapse in respect of those option shares that did not vest. The performance period has now passed and, accordingly, only 13,981 options have vested and 11,019 options lapsed. These options were awarded to Dr. Price whilst he was interim Executive Chairman.
14. These options failed to meet the performance condition being (i) completion of Phase 2 proof of concept trials in both the Duchenne muscular dystrophy and Clostridium difficile infection programmes or the third anniversary of the date of grant, whichever was sooner and (ii) the average closing share price being equal to or greater than £2.213 in any period of 30 consecutive days ending on or before the third anniversary of the date of grant. These options have now lapsed.
15. These options failed to meet the performance condition being the average closing share price being equal to or greater than £2.055 in any period of 30 consecutive days during the period from the date of the grant to September 18, 2017. These options have now lapsed as the performance condition was not met by September 18, 2017.
16. These RSUs are in the form of nominal cost options with no performance conditions and no risk of forfeiture. These RSUs vest and become exercisable on the first anniversary of the date of grant. Amount awarded represents a face value with one times the base fee for Non-Executive Directors (the flat fee for the Chairman). The amount represented in the table is the face value of the award calculated on the day of the award (which can differ slightly to the point at which the amount was calculated if the award was made the following day) minus the exercise price of £0.01 per share. Award expires on December 31, 2018, unless this falls within a restricted trading period, in which case it is expected that the award would be exercised in the next available trading period and no later than December 31, 2019.
17. These RSUs are in the form of nominal cost options with no performance conditions and no risk of forfeiture. These RSUs vest and become exercisable on the first anniversary of the date of grant. Amount awarded represents a face value with one times the base fee for Non-Executive Directors (the flat fee for the Chairman). The amount represented in the table is the face value of the award calculated on the day of the award (which can differ slightly to the point at which the amount was calculated if the award was made the following day) minus the exercise price of 1 penny per share. Award expires on 31 December 2018, unless this falls within a restricted trading period, in which case it is expected that the award would be exercised in the next available trading period and no later than December 31, 2019. This is the postponed equity award from the financial year ended January 31, 2017 as we ended our practice of making annual share option awards to Non-Executive Directors.

We periodically grant share options to employees, including executive officers, to incentivize employees, and align their interests with shareholders. We intend to grant additional options subject to a cap, as previously agreed with shareholders, of up to 15% of total issued share capital in any ten-year period.
Pension Benefits
We operate a defined contribution pension scheme which is available to all employees of our group. For the year ended January 31, 2018, we paid a total of £32,370 in lieu of pension contributions in respect of our Executive Director. In addition, for the year ended January 31, 2018, we made payments of $17,741 into our Chief Financial Officer’s 401(k) plan.
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
Each non-executive director, with the exception of Dr. Armstrong, Mr. Wurzer and Ms. Andrews, received £35,000 per annum for payment for services provided to us. Dr. Armstrong receives £75,000 per annum, which includes payment for services as chairman of our board of directors. Mr. Wurzer receives $67,000 per annum and Ms. Andrews receives $77,000 per annum, in each case, as payment for services provided to us and includes payment for services as chair of the audit and remuneration committees. respectively. Mr. Zambeletti and Professor Davies each receive an additional £5,000 per annum for each committee they sit on. Under the letters of appointment, each non-executive director is also entitled to reimbursement for all reasonable expenses incurred in connection with his or her duties as a non-executive director and that are in line with our expense policy.
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
Under his service agreement, Mr. Edwards initially received a salary of £200,000 per annum payable in arrears by equal monthly installments plus reasonable expenses. Effective in February 2018, Mr. Edwards’ salary increased to £313,635 per annum. Mr. Edwards’ service agreement also provides for a monthly pension contribution equal to 7.0% of salary, private medical cover (including cover for his spouse) and life assurance (for four times his gross salary). A share option package, as agreed by the chairman of our remuneration committee, will be awarded to Mr. Edwards subject to the rules of our share option scheme. Under his service agreement Mr. Edwards is prohibited from engaging in any type of business in competition with the business of our group, procuring orders from or doing business with any person who has done or proposed to do business with our group, and endeavouring to entice away from our group any senior manager or director engaged by our group, for a period of 12 months from the date of termination of his agreement. Mr. Edwards is also subject to confidentiality and protection of intellectual property provisions.
Executive Management
Erik Ostrowski, Chief Financial Officer
Mr. Ostrowski was appointed as the chief financial officer pursuant to a letter of employment with Summit Therapeutics Inc. dated May 29, 2014 which continues unless terminated by either party at any time with or without notice. Under his letter of employment, Mr. Ostrowski initially received a salary of $330,000 per annum and also received a signing bonus of $50,000. Effective in February 2018, Mr. Ostrowski’s salary increased to $412,000 per annum.
Mr. Ostrowski is eligible to receive a discretionary bonus in an amount up to 50% of his annual base salary, as determined by our board of directors. Under his letter of employment, Mr. Ostrowski is reimbursed for medical, dental, vision, life and disability insurance coverage up to an aggregate monthly sum of $1,667 until such time as a group insurance policy is established and is paid a monthly bonus amount of $1,650 until such time as a retirement savings plan for the employees of Summit Therapeutics Inc. is established. As Summit Therapeutics Inc. has implemented a group insurance policy and a retirement savings plan for its employees, Mr. Ostrowski is no longer entitled to these reimbursements. In the event that Mr. Ostrowski’s employment is terminated without good cause, he shall receive a severance payment equal to six months of his then-annual base salary plus the value of six months of benefits. Good cause includes willful misconduct, willful or gross neglect of job duties and unauthorized use or disclosure of the group’s confidential information.
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

David Roblin, Chief Operating Officer, Chief Medical Officer and President of Research and Development
Dr. Roblin was appointed as the chief operating officer and president of research and development pursuant to a letter of employment with Summit (Oxford) Limited dated November 25, 2016 which became effective on December 16, 2017 and continues unless terminated by either party at any time with or without notice. In May 2017 Dr. Roblin assumed the role of Chief Medical Officer. Under his letter of employment, Dr. Roblin initially received a salary of £300,000 per annum, and he is also entitled to an additional £30,000 per annum for the purposes of assuring a second place of residence near Oxford. Effective in February 2018, Dr. Roblin's salary increased to £309,000 per annum.
Dr. Roblin’s employment agreement provides for a monthly pension contribution (or payments in lieu thereof) equal to 7.0% of salary, private medical coverage for him and his spouse and life insurance coverage equal to an amount that is four times his gross base salary. Pursuant to the employment agreement, a share option package equal to twice his base salary, as agreed by the chairman of our remuneration committee, was awarded to Dr. Roblin after he began working for us full-time . Under his employment agreement Dr. Roblin is prohibited from engaging in any type of business in competition with the business of our group, procuring orders from or doing business with any person who has done or proposed to do business with our group, and endeavouring to entice away from our group any senior manager or director engaged by our group, for a period of 6 months from the date of termination of his letter of employment. Dr. Roblin is also subject to confidentiality and protection of intellectual property obligations under his employment letter.
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
Non-Executive Director Restricted Stock Unit Awards
On July 18, 2017 at our annual general meeting of shareholders, our shareholders approved our Directors’ Remuneration Policy, which provided for an annual grant of restricted stock units, or RSUs, to our non-executive directors. This annual grant of RSUs to our non-executive directors was designed to replace our prior practice of making annual awards of share options to non-executive directors. Following approval of the policy at our 2017 annual general meeting, we entered into a restricted stock unit agreement, or RSU agreement, with each of our non-executive directors. Each of these agreements provides for a grant of RSUs in the form of nominal cost options to purchase our ordinary shares.
Vesting and Settlement
Under the RSU agreements, the RSUs vest in full on the first anniversary of the date of grant. Vested RSUs will lapse and be forfeited if not exercised by December 31 of the calendar year in which they vested in full, subject to certain limited exceptions.
At any time prior to the date on which shares in respect of an RSU have been issued or transferred, the board may determine that the holder will receive, in lieu of ordinary shares, a cash payment equal to the market value of the number of shares that would otherwise have been issued or transferred to the holder or American Depositary Shares, or ADSs, equal to the market value of the number of shares that would otherwise have been issued or transferred to the holder, in each case, less any deductions (including, but not limited to any tax or similar liabilities) as may be required by law in respect of the RSU and the aggregate exercise price payable.

If a holder dies prior to the date on which the RSU vests, the RSU will vest in full as of the date of such holder’s death. If a holder dies before his or her vested RSU has been exercised, the holder’s personal representatives may exercise the RSU on or before December 31 in the calendar year in which it vested, after which time it will lapse. If the holder ceases to be a non-executive director of the company for any reason other than death, the RSU will continue to vest and become exercisable, and subject to forfeiture, in accordance with its terms.
Dividend Equivalent
The board may decide at any time prior to the issue or transfer of the shares following the exercise of an RSU that the holder will receive an amount (in cash and/or additional shares and/or additional ADSs) equal in value to any dividends that would have been paid on those shares on such terms and over such period (ending no later than the vesting date of the RSU) as the board may determine. This amount may assume the reinvestment of dividends (on such basis as the board may determine) and may exclude or include special dividends.
Reduction of RSU Award and Clawback
The board may, in its discretion, determine at any time prior to the vesting of an RSU to reduce (including to zero) the number of shares to which the RSU relates and/or impose further conditions on the RSU where there has been a material misstatement of our group’s audited financial results; a material failure of risk management by us, any member of our group or a relevant business unit; serious reputational damage to us, any member of our group or a relevant business unit; material misconduct on the part of the holder or any other circumstances which the board considers to be similar in their nature or effect.
The board may also, in its discretion, determine that at any time after the vesting of an RSU prior to the later of the second anniversary of vesting and the fifth anniversary of the date of grant (or such longer period as is required by SEC rules that are applicable to us) to take the action described in the preceding paragraph (if a vested RSU has not yet been exercised or if shares or cash have not yet been delivered to the holder following the exercise of the RSU); require the holder to make a cash payment to us in respect of some or all of the shares or cash delivered to him or her under the RSU; and/or require the holder to transfer for no consideration some or all of the shares delivered to him or her under the RSU, where there has been a material misstatement of our group’s audited financial results or material misconduct on the part of the holder. The board will have discretion to determine the basis on which the amount of cash or shares is calculated including whether, and the extent to which, any tax or social security liability is applicable to the RSU.
Corporate Events
In certain specified circumstances involving a change of control of our company, all RSUs which have not yet vested will vest at the time of the change of control. To the extent an RSU does not vest (or is not exchanged, as described below) it will lapse immediately. A vested RSU will be exercisable until December 31 of the calendar year in which it vested after which time it will lapse. Notwithstanding the foregoing, an RSU will not vest but will be exchanged for a new RSU which, in the opinion of the board, is equivalent to the original RSU, but relates to shares in a different company, if an offer to exchange the RSU is made and accepted by the holder; there is an Internal Reorganisation (as that term is defined in the RSU agreement) unless the board determines that the RSU should nevertheless vest as described above upon the Internal Reorganisation; or the board decides (before the relevant event) that an existing RSU will automatically be exchanged.
RSUs may also vest upon or become exercisable for a specified period following the occurrence of certain other corporate events, including, for example, if a person becomes bound or entitled to acquire shares pursuant to certain provisions of U.K. company law; or if the company is affected by a demerger, delisting, special dividend or other event. The board may also provide for the vesting of RSUs that have not yet vested or change the period of time during which any vested RSUs may be exercised (provided such period does not end later than December 31 of the calendar year of the vesting) following the date on which we pass a resolution for a voluntary winding up of our company.
Variation of Share Capital
In the event of any variation of the share capital of the company or a demerger, delisting, special dividend or other event which may, in the opinion of the board, affect the current or future value of shares, the number of shares subject to the RSU and/or the exercise price of the RSU, the RSU may be adjusted in such manner as the board determines.
Amendments
The board may at any time amend the terms of the RSU by written agreement with the holder of the RSU.

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

Under our articles of association, all of our directors are subject to election by shareholders at the first annual general meeting after their appointment to our board and to re-election by shareholders at least once every three years. Accordingly we plan to put one-third of the directors up for re-election each year and plan to put two of the directors up for re-election at the 2018 annual general meeting. The board considers a classified board structure and the practice of retiring by rotation every three years to be appropriate given that, as a biopharmaceutical company, the nature of our business is to carry out long-term research and development. Further details regarding the directors to be proposed for re-election will be detailed in the 2018 notice of annual general meeting that will be distributed to shareholders in accordance with our articles of association.
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
D. Employees
The number of our employees by geographic location and function as of the end of the period for our fiscal years ended January 31, 2018, 2017 and 2016 was as follows:

	2018	2017	2016
By Geography
United Kingdom	54	28	25
North America	22	12	12
Total	76	40	37

	2018	2017	2016
By Function
Research & Development	52	24	22
General & Administrative	24	16	15
Total	76	40	37
Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

Item 7: Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 1, 2018 by:

•	each of the members of our board of directors;

•	each of our other executive officers; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ordinary shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Our ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 1, 2018 are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the ordinary shares beneficially owned by them. Except as otherwise indicated in the table below, addresses of named beneficial owners are c/o Summit Therapeutics plc, 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire OX14 4SB, United Kingdom. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares.

	Ordinary shares beneficially owned
Name of beneficial owner	Shares	%
Executive officers and directors
Glyn Edwards(1)	1,243,292	1.50%
Erik Ostrowski	—	—
David Roblin (2)	107,770	*
Frank Armstrong(3)	51,942	*
Barry Price(4)	107,211	*
Stephen Davies(5)	602,481	*
Leopoldo Zambeletti	—	—
Valerie Andrews	10,500	*
David Wurzer	7,500	*
All executive officers and directors as a group (9 persons)(6)	2,130,696	2.56%
5% shareholders
Lansdowne Partners (UK) LLP(7)	21,143,500	25.82%
Robert Keith(8)	4,294,816	5.24%
_________

*	Less than one percent.

(1)	Consists of (a) 1,009,959 ordinary shares underlying options that are exercisable as of April 1, 2018 or will become exercisable within 60 days after such date and (b) 233,333 ordinary shares.

(2)	Consists of 107,770 ordinary shares underlying options that are exercisable as of April 1, 2018 or will become exercisable within 60 days after such date.

(3)	Consists of (a) 37,500 ordinary shares underlying options that are exercisable as of April 1, 2018 or will become exercisable within 60 days after such date and (b) 14,442 ordinary shares.

(4)	Consists of (a) 31,481 ordinary shares underlying options that are exercisable as of April 1, 2018 or will become exercisable within 60 days after such date and (b) 75,730 ordinary shares.

(5)	Consists of (a) 17,500 ordinary shares underlying options that are exercisable as of April 1, 2018 or will become exercisable within 60 days after such date and (b) 584,981 ordinary shares.

(6)	Consists of (a) 1,204,210 ordinary shares underlying options that are exercisable as of April 1, 2018 or will become exercisable within 60 days after such date and (b) 926,486 ordinary shares.

(7)
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

(8)	This information is based on information contained in a TR-1 Notification sent to us on January 25, 2017 by Robert Keith.

Bank of New York Mellon, or BNY Mellon, is the holder of record for the company’s ADR program, pursuant to which each ADS represents five ordinary shares. As of April 1, 2018, BNY Mellon held 30,713,240 ordinary shares representing 37.5% of the issued share capital held at that date. As of April 1, 2018, we had one holder of record with an address in the United States, and such holder held less than one percent of our outstanding ordinary shares. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.
To our knowledge, there has been no significant change in the percentage ownership held by the principal shareholders listed above since April 1, 2018.
B. Related Party Transactions
Since February 1, 2017, we have engaged in the following transactions with our directors, executive officers or holders of 5% or more of our ordinary shares, or affiliates of our directors, executive officers or holders of more than 5% of our ordinary shares that are required to be described in this Annual Report pursuant to Item 7.B. of Form 20-F.
In September 2017, we completed an underwritten public offering for the sale of 1,677,850 American Depositary Shares, or ADSs, representing our ordinary shares. In connection with such offering, Lansdowne Partners (UK) LLP, a holder of more than 5% of our ordinary shares, purchased an aggregate of 666,666 ADSs at a purchase price of $12.00 per ADS.
In March 2018, we completed a placement of an aggregate of 8,333,333 ordinary shares to investors in Europe at a purchase price of 180 pence per share. In connection with such placement, an affiliate of Lansdowne Partners (UK) LLP, a holder of more than 5% of our ordinary shares, subscribed for 2,083,000 ordinary shares.
C. Interests of Experts and Counsel
Not applicable.
Item 8: Financial Information
A. Consolidated Financial Statements and Other Financial Information.
See “Item 18. Financial Statements.”

B. Significant Changes.
See Note 28 of our consolidated financial statements at the end of this Annual Report for a description of the significant changes since January 31, 2018.
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
The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on AIM in pounds sterling and U.S. dollars. Price per ordinary share in U.S. dollars amounts below have been translated into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on January 31, 2018 of £1.00 to $1.4190.

	Price Per Ordinary Share		Price Per Ordinary Share
	£		$
	High	Low	High	Low
Annual (Fiscal Year Ended January 31):
2014	3.90	0.78	5.53	1.11
2015	2.20	1.04	3.12	1.48
2016	1.84	1.17	2.61	1.66
2017	2.53	0.91	3.59	1.29
2018	2.43	1.43	3.45	2.03
Quarterly:
First Quarter 2017	1.33	0.94	1.89	1.33
Second Quarter 2017	1.26	1.00	1.88	1.42
Third Quarter 2017	2.53	0.91	2.59	1.29
Fourth Quarter 2017	1.95	1.43	2.77	2.03
First Quarter 2018	2.20	1.75	3.12	2.48
Second Quarter 2018	2.03	1.73	2.88	2.45
Third Quarter 2018	2.43	1.53	3.45	2.17
Fourth Quarter 2018	2.15	1.43	3.05	2.03
Monthly:
October 2017	1.98	1.53	2.81	2.17
November 2017	1.80	1.43	2.55	2.03
December 2017	1.80	1.63	2.55	2.41
January 2018	2.15	1.65	3.05	2.34
February 2018	1.98	1.63	2.81	2.31
March 2018	1.95	1.70	2.77	2.41
April 2018 (through April 6, 2018)	1.90	1.75	2.70	2.48
On April 6, 2018, the last reported sales price of our ordinary shares on AIM was £1.75 per ordinary share ($2.48 per ordinary share).

Our American Depositary Shares, or ADSs, have been trading on the Nasdaq Global Market under the symbol “SMMT” since March 5, 2015. The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq Global Market in U.S. dollars.

	Price Per ADS
	$
	High	Low
Annual (Fiscal Year Ended January 31):
2016	13.68	8.25
2017	14.35	5.50
2018	16.00	9.05
Quarterly:
First Quarter 2017	10.97	6.35
Second Quarter 2017	9.84	7.00
Third Quarter 2017	14.35	5.50
Fourth Quarter 2017	12.08	8.12
First Quarter 2018	13.28	10.36
Second Quarter 2018	13.98	10.53
Third Quarter 2018	16.00	9.73
Fourth Quarter 2018	14.77	9.05
Monthly:

October 2017	12.79	9.73
November 2017	11.96	9.05
December 2017	12.02	9.89
January 2018	14.77	11.08
February 2018	13.64	10.60
March 2018	13.90	11.36
April 2018 (through April 6, 2018)	13.11	11.84
On April 6, 2018, the last reported sales price of our ADSs on the Nasdaq Global Market was $12.29 per ADS.
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
E. Taxation
Taxation in the United Kingdom
The following is a general summary of certain U.K. tax considerations relating to the ownership and disposal of our ordinary shares or ADS and does not address all possible tax consequences relating to an investment in our ordinary share or ADS. It is based on U.K. tax law and generally published HM Revenue & Customs, or HMRC, practice as of the date of this Annual Report, both of which are subject to change, possibly with retrospective effect. A U.K. tax year runs from April 6th in any year to April 5th in the following year.
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
The rate of U.K. income tax that is chargeable on dividends received in the tax years 2017/2018 or 2018/19 by (i) an additional rate taxpayer is 38.1%, (ii) a higher rate taxpayer is 32.5%, and (iii) a basic rate taxpayer is 7.5%. An individual U.K. Holder may be entitled to a tax-free dividend allowance (in addition to their personal allowance) of £5,000 reduced to £2,000 for the tax year 2018/9. An individual’s dividend income is treated as the top slice of their total income that is chargeable to U.K. income tax. Dividends which fall within an individual’s personal income tax allowance do not form part of the dividend tax-free allowance.
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
Taxation of Disposals
U.K. Holders
A disposal or deemed disposal of an ordinary share or ADS by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of an ordinary share or ADS are the extent to which the holder realizes any other capital gains in the tax year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier tax year and the level of the annual exemption for tax-free gains in that tax year (the “annual exemption”). The annual exemption for the 2017/2018 tax year is £11,300 increasing to £11,700 for the 2018/19 tax year. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an ordinary share or an ADS is taxed at the rate of 20%. In other cases, a taxable capital gain accruing on a disposal of an ordinary share or ADS may be taxed at the rate of 10% or the rate of 20% or at a combination of both rates.

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

Inheritance Tax
If for the purposes of the Double Taxation Relief (Taxes on Estates of Deceased Persons and on Gifts) Treaty United States of America Order 1979 (SI 1979/1454) between the United States and the United Kingdom an individual holder is domiciled at the time of their death or at the time of a transfer made during their lifetime, in the United States and is not a national of the United Kingdom, any ordinary share or ADS beneficially owned by that holder should not generally be subject to U.K. inheritance tax, provided that any applicable United States federal gift or estate tax liability is paid, except where (i) the ordinary share or ADS is part of the business property of a U.K. permanent establishment or pertain to a U.K. fixed base used for the performance of independent personal services; or (ii) the ordinary share or ADS is comprised in a settlement unless, at the time the settlement was made, the settlor was domiciled in the United States and not a national of the U.K. (in which case no charge to U.K. inheritance tax should apply).
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
The proposed FTT has very broad scope and could, if introduced in its current form, apply to certain dealings in ordinary shares (including secondary market transactions) in certain circumstances.
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
Taxation in the United States
The following summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a particular U.S. holder, as defined below, of the ADSs. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing, final, temporary and proposed U.S. Treasury Regulations, administrative rulings and judicial decisions, in each case as available on the date of this Annual Report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This section summarizes the material U.S. federal income tax consequences to U.S. holders, as defined below, of an investment in the ADSs. This summary addresses only the U.S. federal income tax considerations for U.S. holders that acquire and hold the ADSs as capital assets. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of the acquisition, ownership or disposition of the ADSs. This summary does not address tax considerations applicable to a holder of ADSs that may be subject to special tax rules including, without limitation, the following:

•	banks or other financial institutions;

•	insurance companies;

•	brokers, dealers or traders in securities, currencies, or notional principal contracts;

•	grantor trusts;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA” retirement plan;

•	regulated investment companies or real estate investment trusts;

•	persons that hold the ordinary shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;

•	persons required to accelerate the recognition of any item of gross income with respect to the ADSs as a result of such income being recognized on an applicable financial statement

•	an entity classified as a partnership and persons that hold the ordinary shares through partnerships or certain other pass-through entities;

•	holders (whether individuals, corporations or partnerships) that are treated as expatriates for some or all U.S. federal income tax purposes;

•	persons who acquired the ADSs as compensation for the performance of services;

•	persons who are resident, or ordinarily resident, in a foreign country;

•	persons holding the ADSs in connection with a trade or business conducted outside of the United States;

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
Further, this summary does not address alternative minimum tax, gift or estate considerations, U.S. state or local tax matters or the indirect effects on the holders of equity interests in entities that own the ADSs. In addition, this discussion does not consider the U.S. tax consequences to holders of ADSs that are not “U.S. holders” (as defined below).
For the purposes of this summary, a “U.S. holder” is a beneficial owner of ordinary shares or ADSs that is (or is treated as), for U.S. federal income tax purposes:

•	an individual who is either a citizen or a tax resident of the United States;

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

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership; those rules are not discussed in this summary.
We will not seek a ruling from the U.S. Internal Revenue Service, or IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares or ADSs, and we cannot assure you that the IRS will agree with the conclusions set forth below.
The discussion below assumes that the representations contained in the deposit agreement governing the ADSs are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms.
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
Subject to the discussion below regarding the “Medicare tax,” qualified dividends received by non-corporate U.S. holders (i.e., individuals and certain trusts and estates) are currently subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” to non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days without protection from the risk of loss during the 121-day period beginning 60 days before the ex-dividend date). A non-United States corporation (other than a corporation that is classified as a "passive foreign investment company," or PFIC, for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on shares of stock which are readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of the United Kingdom, believes that it qualifies as a resident of the United Kingdom for the purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed on July 24, 2001, or the U.S.-U.K. Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-U.K. Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Based on the foregoing, we expect to be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to shares that meet the minimum holding period and other requirements are expected to be treated as “qualified dividend income.” However, as discussed above, dividends paid by us will not qualify for the 20% maximum U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a PFIC for U.S. federal income tax purposes, as discussed below.
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
Backup Withholding and Information Reporting
U.S. holders generally will be subject to information reporting requirements with respect to dividends on ordinary shares and on the proceeds from the sale, exchange or disposition of ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding (at a 24% rate) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
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

Item 11: Quantitative and Qualitative Disclosures About Market Risk
Our activities expose us to a variety of financial risks: foreign currency risk, interest rate risk, credit risk and liquidity risk. Our principal financial instrument comprises cash and cash equivalents, and this is used to finance our operations. We have various other financial instruments such as other receivables and trade and other payables that arise directly from our operations. The category of loans and receivables contains only other receivables, shown on the face of the Statement of Financial Position, all of which mature within one year. We have compared fair value to book value for each class of financial asset and liability and no difference was identified, other than in respect of financial liabilities on funding arrangements. The fair value at January 31, 2018 was calculated to be £4.7 million. Further information is included in note 19 to our consolidated financial statements appearing at the end of this Annual Report. We have a policy, which has been consistently followed, of not trading in financial instruments.
Foreign Currency Risk
Foreign currency risk refers to the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. Our net income and financial position, as expressed in pounds sterling, are exposed to movements in foreign exchange rates against the U.S. dollar and the euro. The main trading currencies are pounds sterling, the U.S. dollar, and the euro. We are exposed to foreign currency risk as a result of operating transactions, capital raises in the United States, payment in U.S. dollars under our license and collaboration agreement with Sarepta, our license and commercialization agreement with Eurofarma and our funding agreement with BARDA, and the translation of foreign bank accounts. We monitor our exposure to foreign exchange risk. Exposures are generally managed through natural hedging via the currency denomination of cash balances and any impact currently is not material to us.
Interest Rate Risk
We do not hold any derivative instruments to manage interest rate risk.
Credit Risk
Our credit risk with respect to customers is limited and we did not have any trade receivables outstanding as of January 31, 2018. Financial instruments that potentially expose us to concentrations of credit risk consist primarily of short-term cash investments and trade accounts receivable.
Liquidity Risk
We have funded our operations since inception primarily through the issuance of equity securities. We have also received funding from our license and collaboration agreement with Sarepta and our license and commercialization agreement with Eurofarma, as well as philanthropic, non-government and not for profit organizations and patient advocacy groups and grant funding from government entities. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.
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
B. Not applicable.
C. Not applicable.
D. Not applicable.
E. Not applicable.

Item 15: Controls and Procedures
A. Disclosure Controls and Procedures.
We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the company’s management, which is responsible for the management of the internal controls, and which includes our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation of our disclosure controls and procedures as of January 31, 2018, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.
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
Our management has assessed the effectiveness of internal control over financial reporting as of January 31, 2018 based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of January 31, 2018 was effective.
C. Attestation Report of the Registered Public Accounting Firm
This report does not include an attestation report of our registered public accounting firm as we are an emerging growth company.

D. Changes in Internal Control Over Financial Reporting
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended January 31, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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

	Year Ended January 31,
	2018	2017
	(in thousands)
Audit Fees	£341	£230
Audit-Related Fees (1)	118	166
Tax Fees (2)	23	62
All Other Fees (3)	—	—
Total	£482	£458

(1)
For the year ended January 31, 2018, audit-related fees includes assurance reporting in connection with our underwritten public offering in September 2017. These amounts were recognized directly in share premium. For the year ended January 31, 2017, audit-related fees includes assurance reporting in connection with our registration statement on Form F-3 that was originally filed with the U.S. Securities and Exchange Commission on May 12, 2016.

(2)	Fees relate to the aggregated fees for services rendered on tax compliance, tax advice and tax planning.

(3)	No fees incurred in this category.
Item 16D: Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers
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
PART IIIs

Item 17: Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18: Financial Statements
The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19: Exhibits

Exhibit No.	Description

1.1
Articles of Association of Summit Therapeutics plc (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

2.1
Specimen certificate evidencing ordinary shares of Summit Therapeutics plc (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

2.2
Form of Deposit Agreement among Summit Therapeutics plc, The Bank of New York Mellon, as depositary, and all Owners and Holders of ADSs issued thereunder (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

2.3
Form of American Depositary Receipt (included in Exhibit 2.2) (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

2.4
Warrant Instrument, dated April 4, 2012, creating warrant to subscribe for shares in Summit Therapeutics plc issued to Singer Capital Markets Limited (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

2.5
Warrant Instrument, dated November 22, 2013, relating to Warrants in Registered Form to Subscribe for Ordinary Shares in Summit Therapeutics plc (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.1†
Grant Agreement, entered into as of December 15, 2011, by and between Duchenne Partners Fund and Summit Therapeutics plc (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.2†
MDA Venture Philanthropy Grant Contract, entered into as of December 15, 2011, by and between Muscular Dystrophy Association, Inc. and Summit Therapeutics plc (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.3†
Translation Award Funding Agreement, entered into as of October 19, 2012, by and between the Wellcome Trust Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 27, 2015)

4.4†
Agreement for the Sponsorship of a Research Programme, dated November 22, 2013, by and between The Chancellor Masters and Scholars of the University of Oxford; Isis Innovation Limited; and Summit Therapeutics plc (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.5†
Deed of License of Know-How, dated November 22, 2013, by and between Isis Innovation Limited and MuOx Limited (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.6†
Supplemental Variation Deed, dated July 24, 2014, by and between Isis Innovation Limited and MuOx Limited (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.7†
Option Agreement, dated November 22, 2013, by and between The Chancellor Masters and Scholars of the University of Oxford, Isis Innovation Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.8†
Variation Agreement, dated July 16, 2014, by and between The Chancellor Masters and Scholars of the University of Oxford, Isis Innovation Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.9
Lease, dated June 21, 2013, by and between MEPC Milton Park No. 1 Limited and MEPC Milton Park No. 2 Limited on behalf of MEPC Milton LP and Summit Therapeutics plc (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

Exhibit No.	Description

4.10
Service Agreement, effective as of January 14, 2015, by and between Cambridge Innovation Center and Summit Therapeutics Inc. (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

4.11
2005 Enterprise Management Incentive Scheme (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.12
Letter of Appointment, dated November 20, 2014, by and between Summit Therapeutics Inc. and Valerie Andrews (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.13
Letter of Appointment, dated November 21, 2012, by and between Summit Therapeutics plc and Frank Armstrong (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.14
Letter of Appointment, dated December 19, 2013, by and between Summit Therapeutics plc and Stephen Davies (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.15
Letter of Appointment, dated August 8, 2013, by and between Summit Therapeutics plc and Barry Price (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.16
Letter of Appointment, dated April 16, 2014, by and between Summit Therapeutics plc and Leopoldo Zambeletti (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

4.17
Letter of Appointment, dated February 18, 2015, by and between Summit Therapeutics plc and David Wurzer (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

4.18
Form of Deed of Indemnity (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

4.19
Deed of Variation, dated November 16, 2015, relating to the Warrant Instrument, dated November 22, 2013 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on May 12, 2016)

4.20†
Variation Agreement, dated November 16, 2015, relating to the Option Agreement, dated November 22, 2013, by and between the University of Oxford, Isis Innovation Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on May 12, 2016)

4.21†
Second Variation Agreement, dated November 16, 2015, relating to the Agreement for the Sponsorship of a Research Programme, dated November 22, 2013, by and between the Chancellor Masters and Scholars of the University of Oxford, Isis Innovation Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on May 12, 2016)

4.22
2016 Long Term Incentive Plan (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on May 12, 2016)

4.23†
License and Collaboration Agreement, dated October 3, 2016, by and between Summit (Oxford) Ltd. and Sarepta Therapeutics, Inc. (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on March 30, 2017)

4.24†
Deed of Novation and Variation, dated March 3, 2017, among MuOx Limited, Oxford University Innovation Limited (formerly Isis Innovation Limited) and Summit (Oxford) Limited (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on March 30, 2017)

4.25
Lease, dated February 17, 2017, by and among MEPC Milton Park No. 1 Limited, MEPC Milton Park No. 2 Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on March 30, 2017)

4.26*+	Agreement, dated September 5, 2017, by and between Summit (Oxford) Limited and the U.S. Department of Health and Human Services Biomedical Advanced Research and Development Authority (BARDA)

Exhibit No.	Description

4.27*+	License and Commercialization Agreement, dated December 18, 2017, by and between Summit (Oxford) Ltd. and Eurofarma Laboratórios S.A.

4.28*+	Share Purchase Agreement, dated December 23, 2017, by and among Summit Therapeutics plc and the shareholders of Discuva Limited (1)

4.29*+	Transfer Incentive Agreement, dated December 23, 2017, by and among Discuva Limited and certain of its managers.

4.30*+	Third Variation Agreement, dated September 20, 2017, by and among the Chancellor Masters and Scholars of the University of Oxford, Oxford University Innovation Limited and Summit Therapeutics plc

4.31*	Lease, dated December 22, 2017, by and between Merrifield Centre Ltd and Discuva Limited

4.32*+	Equity and Revenue Sharing Agreement, dated October 16, 2017, by and between Summit (Oxford) Limited and the Wellcome Trust Limited

4.33*	Form of Non-Executive Director Restricted Stock Unit (RSU) Agreement

8.1*	Subsidiaries of Summit Therapeutics plc

12.1*	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
†	Confidential treatment has been granted as to certain portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
+	Confidential treatment has been requested as to certain portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
(1)	The schedules and exhibits to the Share Purchase Agreement have been omitted. A copy of any omitted schedule or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SUMMIT THERAPEUTICS PLC

By:	/s/ Glyn Edwards
Name: Title:	Glyn Edwards Chief Executive Officer
Date: April 13, 2018

SUMMIT THERAPEUTICS PLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Summit Therapeutics plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Summit Therapeutics plc and its subsidiaries as of January 31, 2018 and January 31, 2017, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended January 31, 2018 including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2018 and January 31, 2017, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Reading, United Kingdom
April 11, 2018

We have served as the Company's auditor since 2013.

Consolidated Statement of Financial Position
At January 31, 2018 and 2017

	Note	January 31, 2018	January 31, 2017
		£000	£000
ASSETS
Non-current assets
Goodwill	12	2,478	664
Intangible assets	13	14,785	3,470
Property, plant and equipment	14	809	116
		18,072	4,250
Current assets
Prepayments and other receivables	15	11,134	1,027
Current tax receivable		4,654	4,248
Cash and cash equivalents		20,102	28,062
		35,890	33,337
Total assets		53,962	37,587
LIABILITIES
Non-current liabilities
Deferred revenue	17	(18,033)	(23,615)
Financial liabilities on funding arrangements	18	(3,090)	(5,919)
Provisions for other liabilities and charges	20	(1,641)	(85)
Deferred tax liability	21	(2,379)	(565)
		(25,143)	(30,184)
Current liabilities
Trade and other payables	16	(8,932)	(3,984)
Deferred revenue	17	(10,012)	(6,912)
		(18,944)	(10,896)
Total liabilities		(44,087)	(41,080)
Net assets / (liabilities)		9,875	(3,493)
EQUITY
Share capital	22	736	618
Share premium account		60,237	46,420
Share-based payment reserve		6,743	5,136
Merger reserve		3,027	(1,943)
Special reserve		19,993	19,993
Currency translation reserve		37	50
Accumulated losses reserve		(80,898)	(73,767)
Total equity / (deficit)		9,875	(3,493)

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income
For the year ended January 31, 2018, 2017 and 2016

	Note	Year ended January 31, 2018		Year ended January 31, 2017		Year ended January 31, 2016
		£000		£000		£000
Revenue	5	25,419		2,304		—
Other operating income	7	2,725		72		1,281
Operating expenses
Research and development	7	(28,970)		(18,952)		(16,856)
General and administration	7	(11,999)		(8,277)		(4,771)
Total operating expenses		(40,969)		(27,229)		(21,627)
Operating loss		(12,825)		(24,853)		(20,346)
Finance income	9	3,096		8		30
Finance cost	9	(1,164)		(862)		(2,879)
Loss before income tax		(10,893)		(25,707)		(23,195)
Income tax	10	3,762		4,336		3,058
Loss for the year		(7,131)		(21,371)		(20,137)
Other comprehensive (loss) / income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(13)		29		(41)
Total comprehensive loss		(7,144)		(21,342)		(20,178)
Basic and diluted earnings per Ordinary Share from operations	11	(11)	p	(35)	p	(34)	p

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows
For the year ended January 31, 2018, 2017 and 2016

	Note	Year ended January 31, 2018	Year ended January 31, 2017	Year ended January 31, 2016
		£000s	£000s	£000s
Cash flows from operating activities
Loss before income tax		(10,893)	(25,707)	(23,195)
		(10,893)	(25,707)	(23,195)
Adjusted for:
Other operating income on derecognition of financial liabilities on funding arrangements	18	(908)	—	—
Finance income	9	(3,096)	(8)	(30)
Finance cost	9	1,164	862	2,879
Foreign exchange loss / (gain)		1,960	711	(169)
Depreciation	14	140	48	38
Amortization of intangible fixed assets	13	106	10	10
Loss on disposal of assets	13,14	40	—	—
Movement in provisions	20	(60)	12	28
Research and development expenditure credit	7	(23)	(3)	(44)
Share-based payment	6	1,607	1,379	1,160
Adjusted loss from operations before changes in working capital		(9,963)	(22,696)	(19,323)
(Increase) / decrease in prepayments and other receivables		(8,993)	492	1,106
(Decrease) / increase in deferred revenue		(2,482)	30,527	—
Increase / (decrease) in trade and other payables		3,375	813	(366)
Cash (used by) / generated from operations		(18,063)	9,136	(18,583)
Taxation received		3,374	3,005	1,401
Net cash (used by) / generated from operating activities		(14,689)	12,141	(17,182)
Investing activities
Acquisition of subsidiaries net of cash acquired	27	(4,775)	—	—
Purchase of property, plant and equipment		(360)	(81)	(66)
Purchase of intangible assets		(119)	(7)	—
Interest received		12	8	30
Net cash used in investing activities		(5,242)	(80)	(36)
Financing activities
Proceeds from issue of share capital		14,931	—	26,101
Transaction costs on share capital issued		(1,428)	—	(4,187)
Proceeds from exercise of warrants		10	107	—
Proceeds from exercise of share options		392	283	222
Cash received from funding arrangements accounted for as financial liabilities	18	—	23	—
Net cash generated from financing activities		13,905	413	22,136
(Decrease) / increase in cash and cash equivalents		(6,026)	12,474	4,918
Effect of exchange rates on cash and cash equivalents		(1,934)	(716)	121
Cash and cash equivalents at beginning of the year		28,062	16,304	11,265
Cash and cash equivalents at end of the year		20,102	28,062	16,304

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Equity
Year ended January 31, 2018, 2017 and 2016
Year ended January 31, 2018

	Share capital	Share premium account	Share- based payment reserve	Merger reserve	Special reserve	Currency translation reserve	Accumulated losses reserve	Total Equity
Group	£000s	£000s	£000s	£000s	£000s	£000s	£000s	£000s
At February 1, 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Loss for the year	—	—	—	—	—	—	(7,131)	(7,131)
Currency translation adjustment	—	—	—	—	—	(13)		(13)
Total comprehensive loss for the year	—	—	—	—	—	(13)	(7,131)	(7,144)
New share capital issued	84	14,847	—	—	—	—	—	14,931
Transaction costs on share capital issued	—	(1,428)	—	—	—	—	—	(1,428)
Issue of ordinary shares as consideration for a business combination	30	—	—	4,970	—	—	—	5,000
New share capital issued from exercise of warrants	1	9	—	—	—	—	—	10
Share options exercised	3	389	—	—	—	—	—	392
Share-based payment	—	—	1,607	—	—	—	—	1,607
At January 31, 2018	736	60,237	6,743	3,027	19,993	37	(80,898)	9,875
Year ended January 31, 2017

	Share capital	Share premium account	Share- based payment reserve	Merger reserve	Special reserve	Currency translation reserve	Accumulated losses reserve	Total Equity
Group	£000s	£000s	£000s	£000s	£000s	£000s	£000s	£000s
At February 1, 2016	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080
Loss for the year	—	—	—	—	—	—	(21,371)	(21,371)
Currency translation adjustment	—	—	—	—	—	29	—	29
Total comprehensive loss for the year	—	—	—	—	—	29	(21,371)	(21,342)
New share capital issued from exercise of warrants	2	105	—	—	—	—	—	107
Share options exercised	3	280	—	—	—	—	—	283
Share-based payment	—	—	1,379		—	—	—	1,379
At January 31, 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Year ended January 31, 2016

	Share capital	Share premium account	Share- based payment reserve	Merger reserve	Special reserve	Currency translation reserve	Accumulated losses reserve	Total Equity
Group	£000s	£000s	£000s	£000s	£000s	£000s	£000s	£000s
At February 1, 2015	411	24,101	2,597	(1,943)	19,993	62	(32,259)	12,962
Loss for the year	—	—	—	—	—	—	(20,137)	(20,137)
Currency translation adjustment	—	—	—	—	—	(41)		(41)
Total comprehensive loss for the year	—	—	—	—	—	(41)	(20,137)	(20,178)
New share capital issued	198	25,903	—	—	—	—	—	26,101
Transaction costs on share capital issued	—	(4,187)	—	—	—	—	—	(4,187)
Share options exercised	4	218	—	—	—	—	—	222
Share-based payment	—	—	1,160		—	—	—	1,160
At January 31, 2016	613	46,035	3,757	(1,943)	19,993	21	(52,396)	16,080

The accompanying notes form an integral part of these Consolidated Financial Statements.

Share capital and premium
When shares are issued, the nominal value of the shares is credited to the share capital reserve. Any premium paid above the nominal value is credited to the share premium reserve. Ordinary Shares of Summit Therapeutics plc have a nominal value of one penny per share.
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
Merger reserve
A merger reserve arises as a result of certain requirements in the United Kingdom relating to business combination accounting. The merger reserve brought forward relates to the difference between the nominal value of Summit (Oxford) Limited and fair value of shares issued in business combinations using the acquisition method of accounting arising from the Group reconstruction in 2004. The merger reserve arising during the financial year relates to the difference between the nominal value of Discuva Limited and fair value of shares issued in business combinations using the acquisition method of accounting arising from the acquisition.
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
Basis of preparation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and IFRS Interpretations Committee interpretations ('IFRS') as issued by the IASB. The Consolidated Financial Statements have been prepared on a going concern basis and under the historical cost convention. These consolidated financial statements were authorized by the Board of Directors on April 11, 2018.
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
After review of the future operating costs of the business in conjunction with the cash held at January 31, 2018, management is confident about the Group’s ability to continue as a going concern.
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
Licensing agreements may consist of multiple elements and provide for varying consideration terms, such as upfront, development, regulatory and sales milestones, and sales royalties and similar payments. Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period.

1.	Basis of accounting (continued)
Revenues from non-refundable, upfront payments are assessed as to whether they relate to the provision of a license or development services. Upfront payments classified as the provision of a license are recognized in full immediately while revenue related to further development services are initially reported as deferred revenue on the Consolidated Statement of Financial Position and are recognized as revenue over the development period.
Development and regulatory approval milestone payments are recognized as revenue based on the percentage of completion method on the assumption that all stages will be completed successfully. The cumulative revenue recognized is limited to non-refundable amounts already received or reasonably certain to be received.
Revenues attributable to the development cost share element of a contract are recognized on an accruals basis as the underlying expenditure is incurred in accordance with the terms of the relevant agreement.
Royalty revenue is recognized on an accrual basis in accordance with the substance of the relevant agreement, provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.
Sales related milestone payments are recognized in full in the period in which the relevant milestone is achieved.
Business Combinations
The cost of an acquisition is measured as the fair value of the assets exchanged, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired together with liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable net assets is recorded as goodwill. Goodwill is not amortized but is reviewed for impairment at least annually and more frequently whenever there is an indication of impairment. See Note 27 Business combinations for details.
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
The intangible asset relating to the acquired discovery and development platform capitalized as part of the acquisition of Discuva Limited in December 2017 is considered to be available for use. As such, it will be subject to amortization over the period of the relevant associated patents.
Other intangible assets are amortized in equal installments over their useful estimated lives as follows:

All patents (once filed)	Over the period of the relevant patents (assumed to be 20 years)
Option over non-financial assets	Over the period of the relevant agreement
Impairment of assets
At each year end date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).
An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell, and value in use based on an internal discounted cash flow evaluation. Impairment losses recognized for cash-generating units is charged pro rata to the other assets in the cash generating unit. All tangible and intangible assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. See Note 13 ‘Intangible assets’ for details.

1.	Basis of accounting (continued)
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
Other operating income
Other operating income includes income received and recognized from government agencies, philanthropic, non-government, not for profit organizations and patient advocacy groups which are accounted for in accordance with IAS 20, ‘Accounting for Government Grants and Disclosure of Government Assistance’. Monies received through these means are held as deferred revenue in the Consolidated Statement of Financial Position and are released to the Consolidated Statement of Comprehensive Income as the underlying expenditure is incurred and to the extent the conditions of the grant are met.
Foreign currencies
Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the year end date. All differences are taken to the Consolidated Statement of Comprehensive Income.
Assets and liabilities of subsidiaries that have a functional currency different from the presentation currency (Pound Sterling), are translated at the closing rate at the date of each statement of financial position presented. Income and expenses are translated at average exchange rates. Any resulting differences are recognized in other comprehensive (loss)/income in the Consolidated Statement of Comprehensive Income.
Employee benefits
All employee benefit costs, notably holiday pay, bonuses and contributions to Company or personal defined contribution pension schemes are charged to the Consolidated Statement of Comprehensive Income on an accruals basis.
Operating leases
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
Cash and cash equivalents
Cash and cash equivalents include cash in hand and deposits held on call with the bank.

1.	Basis of accounting (continued)
Share-based payments
In accordance with IFRS 2 ‘Share-based Payment’, share options and restricted stock units are measured at fair value at their grant date. The fair value for the majority of the options is calculated using the Black-Scholes formula and charged to the Consolidated Statement of Comprehensive Income on a straight-line basis over the expected vesting period. For those options issued with vesting conditions other than remaining in employment (for example, those conditional upon the Group achieving certain predetermined financial criteria) either a Monte-Carlo model or a Hull White trinomial lattice model have been used. At each year end date, the Group revises its estimate of the number of options that are expected to become exercisable. This estimate is not revised according to estimates of changes in market based conditions.
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
Financial liabilities on funding arrangements
When entering into funding agreements with charitable and not for profit organizations, management is required to assess whether, based on the terms of the agreement, they can avoid a transfer of cash by settling using a non-financial obligation. An example of this would be the obligation to transfer the rights to the research to a funding provider. In the circumstances where the Group cannot avoid the obligation, all or part of the funding agreement should be accounted for as a financial liability rather than as a charitable grant. The financial liabilities are re-measured, and the Group is required to apply judgement, when there is a specific significant event that provides evidence of a significant change in the probability of successful development such as the completion of a phase of research or changes in use or market for a product. See Note 18 ‘Financial liabilities on funding arrangements’.
Revenue Recognition
The Group recognizes revenue from licensing fees, collaboration fees, development, regulatory and approval milestone fees, sales milestones and royalties. Agreements generally include a non-refundable up-front fee, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licensed products, if and when such product sales occur. For these agreements, the Group is required to apply judgement in the allocation of total agreement consideration to the separately identifiable components on a reliable basis that reasonably reflects the selling prices that might be expected to be achieved in stand-alone transactions. The Group is required to make a judgement on those components which can be recognized immediately and those to which it applies the percentage of completion revenue recognition method. In relation to the license and collaboration agreement with Sarepta and the license and commercialization agreement with Eurofarma, management has assessed that the development services to be indistinguishable from the license. As a result the upfront payment has been initially reported as deferred revenue in the Consolidated Statement of Financial Position and is being recognized as revenue over the development period. Development and regulatory approval milestone payments associated with these contracts will be recognized to the extent that the milestone event has been completed successfully. See Note 17 ‘Deferred revenue’.
Key sources of estimation uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty at the year end date that may have a risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are noted below.
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
Acquired intangible assets and assumed contingent liabilities valuations
When the Group executes an acquisition resulting in a business combination as accounted under IFRS 3 Business Combinations, identifiable intangible assets and assumed contingent liabilities are required to be recognized in the Consolidated Financial Statements at fair value. In determining the fair value of such assets and liabilities a number of assumptions need to be made by management which include significant estimates. See Note 27 'Business combinations'.

2. Critical accounting judgements and key sources of estimation uncertainty (continued)
Financial liabilities on funding arrangements
In calculating the financial liability, both at inception and when it is subsequently re-measured, a number of assumptions need to be made by management which include significant estimates. Assumptions included in the model include the following: reported disease prevalence; expected market share based on management’s estimates; drug reimbursement pricing in different territories, potential licensing terms which may be offered to the Group (for relevant products); expected patent life; the timing and probabilities of achieving clinical development milestones which are based on industry standards and adjusted for therapy area and; the appropriate discount rate to be used. See Note 18 ‘Financial liabilities on funding arrangements’.
Share-based payment
The Group measures share options at fair value at their grant date in accordance with IFRS 2, ‘Share-based Payment.’ The Group calculates the fair value of the share option using either the Black-Scholes model, or for options with performance conditions, a simulation model. The Group charges the fair value to the Consolidated Statement of Comprehensive Income over the expected vesting period. See Note 23 ‘Share option scheme and Restricted Stock Units’.
3. Changes to accounting policies
During the year ended January 31, 2018 the following new standards, amendments to standards or interpretations became effective for the first time. The adoption of these interpretations, standards or amendment to standards were either not relevant for the Group or have not led to any significant impact on the Group’s financial statements.

International Accounting Standards (IAS/IFRS)	Effective Date
Amendments resulting from Annual Improvements 2014–2016 Cycle (clarifying scope)	January 1, 2017
Amendment to IAS 7, Disclosure Initiative	January 1, 2017
Amendment to IAS 12, Recognition of Deferred Tax Assets for Unrealised Losses	January 1, 2017

At the date of signing these Consolidated Financial Statements, the following standards, amendments and interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

International Accounting Standards (IAS/IFRS)	Effective Date
IFRS 9, Financial Instruments (as revised in 2014)	January 1, 2018
IFRS 15, Revenue from Contracts with Customers	January 1, 2018
Amendment to IFRS 2 Share Based Payments, Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Amendments resulting from Annual Improvements 2014–2016 Cycle	January 1, 2018
IFRIC 22 Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRS 16, Leases	January 1, 2019
Amendments to IFRS 3 Business Combinations, Remeasurement of previously held interest	January 1, 2019
Amendments to IAS 12 Income Taxes, Income tax consequences of dividends	January 1, 2019
Amendments to IAS 19 Employee Benefits, Plan amendments, curtailments or settlements	January 1, 2019
Amendments to IAS 23 Borrowing Costs, Borrowing costs eligible for capitalisation	January 1, 2019
Amendments resulting from Annual Improvements 2015–2017 Cycle	January 1, 2019
IFRIC 23 Uncertainty over Income Tax Treatments	January 1, 2019
Amendment to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined
IFRS 15 establishes comprehensive guidelines for determining when to recognize revenue and how much revenue to recognize. The standard is effective for reporting periods beginning on or after 1 January 2018 and replaces the accounting standard IAS 18 Revenue. Two adoption methods are permitted for transition: retrospectively to all prior reporting periods presented in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, with certain practical expedients permitted; or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

3. Changes to accounting policies (continued)
The core principle in that framework is that a company should recognize revenue to depict the transfer of control of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements that a company determines are within the scope of IFRS 15, a company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the company satisfies a performance obligation. The standard also requires disclosure of qualitative and quantitative information about its contracts with customers, the significant judgements made in applying the Standard and any assets recognized from the costs to obtain or fulfil a contract.

The Group has elected to adopt this new standard effective February 1, 2018 as required, using the full retrospective transition method in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Under this method, the Group will adjust its results for the years ended January 31, 2017 and 2018, and applicable interim periods within those years, as if IFRS 15 had been effective for those periods. To date, the Group has assessed the effect of adoption of this standard as it relates to the license and collaboration agreement with Sarepta Therapeutics Inc. (‘Sarepta’), the license and commercialization agreement with Eurofarma Laboratórios SA ('Eurofarma') and the research collaboration agreement with F. Hoffmann - La Roche Limited ('Roche'). Currently, the Group anticipates the effects of adoption of IFRS 15 to be as described below. Estimated impacts from the adoption could differ upon the final adoption and implementation of the standard. The Group will continue to monitor interpretations released by the IFRS Interpretations Committee and amendments to IFRS 15, and will adopt these from the effective dates as appropriate.

The Group expects the accounting for contingent milestone payments and development cost share income to be the most significant change in the accounting for its license and collaboration agreements. IFRS 15 requires an entity to identify goods or services (or a bundle of goods of goods or services) that are distinct where the customer can benefit from the good or service either on its own or together with other resources and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The Group expects this assessment to result in the license and the development services elements of the Group’s licensing agreements being identified as one performance obligation as these elements are not considered to be distinct, and this represents a critical accounting judgement for the Group. The impact of this assessment would result in the contingent milestone payments and development cost share income being recognized over the estimated development services period, with initial recognition occurring when it becomes highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

The Group has performed an evaluation of the expected effect of adoption on the accounting for the license and collaboration agreement with Sarepta, the license and commercialization with Eurofarma and the research collaboration agreement with Roche. The Group currently estimates the following cumulative effect to total license and collaboration agreements revenues and research collaboration agreement revenue for the year ended January 31, 2018 after the adoption of IFRS 15:

Year ended January 31, 2018
£000
Estimated decrease in revenue by category:
Licensing agreements	13,059
Research collaboration agreement	—
The estimated decrease in collaboration and license agreement revenues for the year ended January 31, 2018 relates to the difference between the accounting treatment of the Sarepta development milestone payment and development cost share income under IAS 18 and IFRS 15 as described above, which has been recognized as revenue in full during the year ended January 31, 2018 under IAS 18. The difference will be reported as deferred revenue in the Consolidated Statement of Financial Position and recognized as revenue over the development period.

In addition to the effects on collaboration and license agreement revenues described above, the Group expects to revise balances of working capital components associated with collaboration and license agreement revenues, such as accounts receivable and deferred revenue. Overall, the Company currently expects current and non-current liabilities to increase as a result of these changes by £3.8 million and £9.2 million as of January 31, 2018 (2017: nil), respectively.

3. Changes to accounting policies (continued)

The quantitative amount provided above is an estimate of the expected effects of the Group’s adoption of IFRS 15. This amount represents management’s best estimates of the effects of adopting IFRS 15 at the time of the preparation of these financial statements. The actual quantitative effects of the adoption of IFRS 15 are subject to change from these estimates and such change may be significant, pending the completion of the Group’s assessment in the first quarter to April 30, 2018.

Finally, IFRS 15 requires more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, the judgments made in revenue recognition determinations, adjustments to revenue which relate to activities from previous quarters or years, any significant reversals of revenue, and costs to obtain or fulfill contracts.

IFRS 9 'Financial Instruments' will replace IAS 39 for accounting period beginning on or after January 1, 2018. The key changes are the classification and measurement of financial assets and financial liabilities after initial recognition, impairment of financial assets and a new criteria for reclassification. The Group has elected to adopt this new standard effective February 1, 2018 as required. The Group has performed an evaluation of the expected effect of adoption of IFRS 9 for all financial instruments within the scope of the standard and it is expected that there will be no impact on the Group’s net results or net assets. The expected effects of the Group’s adoption of IFRS 9 is based on management’s assessment at the time of the preparation of these financial statements. The actual effects of the adoption of IFRS 9 are subject to change from this assessment and such changes may be significant, pending the completion of the Group’s assessment in the first quarter to April 30, 2018.
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
4. Segmental reporting
The Summit Group comprises eleven legal entities, of which four are trading. These included the ten subsidiary companies and the Group holding company, Summit Therapeutics plc. The Group operates in one reportable segment: Drug Development. The chief operating decision-maker has been identified as the Executive Management Team consisting of the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer. The Executive Management Team reviews the consolidated operating results regularly to make decisions about the financial and organizational resources and to assess overall performance.
The Drug Development segment covers Summit’s research and development activities carried out by the Group, primarily comprising the DMD and the CDI programs.
The corporate and other activities of Summit Therapeutics plc, Summit (Oxford) Limited, Summit Therapeutics Inc and Discuva Limited, which comprise the costs incurred in providing the facilities, finance, human resource and information technology services, are incurred by the main segment of the Group.
Substantially all of the Group’s assets are held in the United Kingdom.

5. Revenue

	Year ended January 31, 2018	Year ended January 31, 2017	Year ended January 31, 2016
	£000	£000	£000
Analysis of revenue by category:
Licensing agreements	25,109	2,304	—
Research collaboration agreement	310	—	—
	25,419	2,304	—
Revenue recognized in the year consists of amounts received from the license and collaboration agreement with Sarepta Therapeutics, Inc., the license and commercialization agreement with Eurofarma Laboratórios S.A., and amounts received from a research collaboration agreement with F. Hoffmann-La Roche Ltd. See Note 17 ‘Deferred revenue’ for further details.

	Year ended January 31, 2018	Year ended January 31, 2017	Year ended January 31, 2016
	£000	£000	£000
Analysis of revenue by geography:
United States	25,067	2,304	—
Latin America	42	—	—
Europe	310	—	—
	25,419	2,304	—
The analysis of revenue by geography has been identified on the basis of the customer’s geographical location.

6. Directors and employees
The average monthly number of employees of the Group, including Executive Directors, during the year was:

	January 31, 2018	January 31, 2017	January 31, 2016
Technical, research and development	34	23	19
Corporate and administration	26	21	18
	60	44	37
Their aggregate remuneration comprised:

	Year ended January 31, 2018	Year ended January 31, 2017	Year ended January 31, 2016
	£000	£000	£000
Wages and salaries	7,493	5,932	3,876
Social security costs	643	434	247
Other pension costs	350	332	90
Share-based payment	1,607	1,379	1,160
	10,093	8,077	5,373

6. Directors and employees (continued)

Key management of the Group are members of the Executive Management Team. The aggregate amounts of key management compensation are set out below:

	Year ended January 31, 2018	Year ended January 31, 2017	Year ended January 31, 2016
	£000	£000	£000
Short-term employee benefits
Wages and salaries	1,520	1,252	934
Social security costs	162	98	58
	1,682	1,350	992
Post-employment benefits
Amounts paid in lieu of employer pension contributions	32	17	17
Other pension costs	14	11	—
	46	28	17
Share-based payment	705	327	626
Total remuneration	2,433	1,705	1,635

7. Loss before income tax

	Year ended January 31, 2018	Year ended January 31, 2017	Year ended January 31, 2016
	£000	£000	£000
Other operating income
Income recognized in respect of BARDA	1,772	—	—
Income on derecognition of the Wellcome Trust financial liability	908	—	—
Income recognized in respect of the Wellcome Trust	—	13	592
Grant income	13	56	645
Research and development credit	23	3	44
Other income	9	—	—
	2,725	72	1,281
Research and development
Employee benefit expense	5,616	4,218	2,848
Share-based payment expense	327	374	356
Program related costs	21,810	13,605	13,093
Amortization of intangible assets	105	10	10
Other research and development costs	1,112	745	549
	28,970	18,952	16,856
General and administration
Employee benefit expense	2,870	2,480	1,365
Share-based payment expense	1,280	1,005	804
Foreign exchange loss	1,986	533	(501)
Depreciation of property, plant and equipment	141	48	38
Loss on disposal of assets	42	—	—
Operating lease rentals	289	213	131
Other general and administration costs	5,322	3,998	2,934
Royalty expense	69	—	—
	11,999	8,277	4,771

7. Loss before income tax (continued)

In September 2017 the Group was awarded a funding contract from the Biomedical Advanced Research and Development Authority ('BARDA'), an agency of the US government's Department of Health and Human Services' Office of the Assistant Secretary for Preparedness and Response, worth up to $62 million. The BARDA contract provides for a cost-sharing arrangement under which BARDA funds a specified portion of estimated costs for specified activities related to the continued clinical and regulatory development of ridinilazole for the treatment of CDI. Under the terms of the contract, Summit is initially eligible to receive $32 million from BARDA to fund, in part, obtaining regulatory approval for and commencing enrollment and dosing into Summit's two planned Phase 3 clinical trials of ridinilazole. In addition, Summit is eligible for additional funding under the contract pursuant to three independent option work segments, which if exercised in full by BARDA would provide for an additional $30 million of funding from BARDA and would support the development of ridinilazole through to potential submission of applications for marketing approval. During the year ended January 31, 2018 the Group recognized funding income from BARDA of £1.8 million for the CDI program (year ended January 31, 2017: nil), income is recognized in respect of BARDA as the underlying research and development expenditure is incurred.

During the year ended January 31, 2018, the Group also recognized £0.9 million of other operating income related to the derecognition of the Wellcome Trust financial liability (year ended January 31, 2017: nil). See Note 18 ‘Financial liabilities on funding arrangements’ for further details.

8. Auditors’ remuneration
Services provided by the Group’s auditors
During the year the Group obtained the following services from the Group’s auditors at the cost detailed below:

	Year ended January 31, 2018	Year ended January 31, 2017	Year ended January 31, 2016
	£000	£000	£000
Fees payable to the auditors and its associates for the audit of the Company and Consolidated Financial Statements	132	110	44
Fees payable to the auditors and its associates for other services:
- Audit of the Company’s subsidiaries(2)	209	120	71
- Audit-related assurance services	—	3	6
- Other assurance services(1)	118	163	158
- Tax advisory services	2	15	9
- Tax compliance services	21	47	11
Total fees payable	482	458	299

(1)
For the year ended January 31, 2018, other assurance services includes assurance reporting on information included in information used for the Company's underwritten public offering completed on 18 September 2017. These amounts were recognized directly in share premium. For the year ended January 31, 2017, other assurance services includes assurance reporting on information included in the Company’s registration statement on Form F-3 that was originally filed with the U.S. Securities and Exchange Commission on May 12, 2016.

(2)
For the year ended January 31, 2018, fees payable for the Consolidated Financial Statements and fees payable for the Company's subsidiaries includes audit services relating to the initial audit and business combination accounting for Discuva Limited. These amounts will be non recurring fees.

9. Finance income and costs

	Note	Year ended January 31, 2018	Year ended January 31, 2017	Year ended January 31, 2016
		£000	£000	£000
Finance income
Derecognition of financial liabilities	18	3,085	—	—
Interest income on deposits		11	8	30
Finance income		3,096	8	30

Finance costs
Unwinding of discount factor	18	(754)	(862)	(268)
Re-measurement of financial liabilities on funding arrangements	18	(410)	—	(2,611)
Finance costs		(1,164)	(862)	(2,879)

Net finance income / (costs)		1,932	(854)	(2,849)

10. Income tax

	Year ended January 31, 2018	Year ended January 31, 2017	Year ended January 31, 2016
	£000	£000	£000
Analysis of credit in the period
Current tax:
Current tax income	3,767	4,245	2,971
Adjustments in respect of prior years	(5)	(9)	87
Total current tax	3,762	4,236	3,058
Total deferred tax	—	100	—
Total tax	3,762	4,336	3,058

The difference between the total tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the loss before tax is as follows:

	Year ended January 31, 2018	Year ended January 31, 2017	Year ended January 31, 2016
	£000	£000	£000
Loss before tax	(10,893)	(25,707)	(23,195)
Loss multiplied by the standard rate of corporation tax in the United Kingdom (Current tax) 19.17% (2017: 20%)	(2,088)	(5,141)	(4,678)
Change in unrecognized tax losses	751	2,169	2,691
Non-deductible expenses	402	331	184
Tax relief for qualifying research and development expenditure	(3,043)	(1,699)	(1,170)
Prior year adjustments	5	9	(87)
Share options exercised	(40)	(84)	(45)
Overseas profits taxed at different rates	251	179	47
Change in rate of deferred tax	—	(100)	—
Total tax	(3,762)	(4,336)	(3,058)

10. Income tax (continued)
There are no current tax liabilities as at January 31, 2018 (2017: Nil; 2016: Nil).
Tax credits relate to UK research and development tax credits claimed under the Finance Act 2015.
The Finance (No 2) Act 2015, which provides for reductions in the main rate of corporation tax from 20% to 19% effective from April 1, 2017, and to 18% effective from April 1, 2020, was substantively enacted on October 26, 2015. Subsequently, the Finance Act 2016, which provides for a further reduction in the main rate of corporation tax to 17% effective from April 1, 2020, was substantively enacted on September 6, 2016. These rate reductions have been reflected in the calculation of deferred tax at the year end date.
The closing deferred tax liability at January 31, 2018 has been calculated at 17% reflecting the tax rate at which the deferred tax liability is expected to be reversed in future periods. Unrecognized deferred tax has been calculated at 17% reflecting the latest enacted rate. In respect of unrecognized deferred tax on losses, the new loss restriction rules effective from April 1, 2017 limit the amount of brought forward losses available to use against future taxable profits on a year by year basis to the extent that taxable profits exceed £5m in year. However, the losses will not lapse and therefore the full amount will be relieved over time provided there are sufficient profits against which the losses can be utilized.
Please see Note 21 ‘Deferred tax liability’ for information on the unrecognized tax losses carried forward.

11. Loss per share

The loss per share has been calculated using the loss for the year of £7,131,000 (year ended January 31, 2017: loss of £21,371,000; year ended January 31, 2016: loss of £20,137,000) and dividing this by the weighted average number of Ordinary Shares in issue during the year to January 31, 2018: 65,434,294 (year ended January 31, 2017: 61,548,557; year ended January 31, 2016: 59,102,292).
Since the Group has reported a net loss, diluted loss per share is equal to basic loss per share.
Potentially dilutive shares capable of vesting under the share options currently in issue totaled 8,577,236 as at January 31, 2018 (January 31, 2017: 7,383,401; year ended January 31, 2016: 7,006,306).

12. Goodwill

	Discuva Limited £000	MuOx Limited £000	Total £000
Cost
At February 1, 2017	—	664	664
Additions	1,814	—	1,814
At January 31, 2018	1,814	664	2,478
Accumulated impairment
At February 1, 2017	—	—	—
At January 31, 2018	—	—	—
Net book amount
At February 1, 2017	—	664	664
At January 31, 2018	1,814	664	2,478

12. Goodwill (continued)

	Discuva Limited £000	MuOx Limited £000	Total £000
Cost
At February 1, 2016	—	664	664
At January 31, 2017	—	664	664
Accumulated impairment
At February 1, 2016	—	—	—
At January 31, 2017	—	—	—
Net book amount
At February 1, 2016	—	664	664
At January 31, 2017	—	664	664
Goodwill represents the difference between the fair value of the identifiable assets acquired and liabilities assumed and the amount paid in consideration. In accordance with IAS 36 ‘Goodwill’ has been reviewed for impairment and no provision is considered necessary. The impairment review is included as part of the intangible assets impairment review in Note 13 ‘Intangible assets’. Goodwill relating to Muox Limited forms part of the same cash-generating unit as the utrophin program acquired. Goodwill relating to Discuva Limited forms part of the same cash-generating unit as the bacterial genetics-based platform acquired.
On December 23, 2017, the Group acquired 100% of the share capital of Discuva Limited a privately held UK-based company, resulting in the recognition of £1.8 million of goodwill. See Note 27 'Business combinations' for details. Goodwill recognized in respect of Discuva Limited is attributable to the synergies expected with the Group's ongoing business as a result of the acquisition and the existing Discuva Limited workforce (which cannot be separately valued under IFRS accounting standards).
Goodwill recognized in respect of MuOx Limited is attributable to synergies expected from the Group’s collaboration with the University of Oxford and other founders of MuOx Limited.

13. Intangible assets

	Iminosugar related programs acquired £000	Utrophin program acquired £000	Bacterial genetics-based platform acquired £000	Option over non-financial assets £000	Other patents and licenses £000		Total £000
Cost
At February 1, 2017	1,380	3,321	—	—	204		4,905
Acquisition of subsidiary (Note 27)	—	—	10,670	668	—		11,338
Additions	—	—	—	—	119		119
Disposals	(1,380)	—	—	—	(58)		(1,438)
At January 31, 2018	—	3,321	10,670	668	265	—	14,924
Accumulated amortization
At February 1, 2017	(1,380)	—	—	—	(55)	—	(1,435)
Charge for the year	—	—	(79)	(4)	(23)		(106)
Disposals	1,380	—	—	—	22		1,402
At January 31, 2018	—	—	(79)	(4)	(56)	—	(139)
Net book amount
At February 1, 2017	—	3,321	—	—	149		3,470
At January 31, 2018	—	3,321	10,591	664	209		14,785

	Iminosugar related programs acquired £000	Utrophin program acquired £000	Bacterial genetics-based platform acquired £000	Option over non-financial assets £000	Other patents and licenses £000		Total £000
Cost
At February 1, 2016	1,380	3,321	—	—	197		4,898
Additions	—	—	—	—	7		7
At January 31, 2017	1,380	3,321	—	—	204		4,905
Accumulated amortization
At February 1, 2016	(1,380)	—	—	—	(45)		(1,425)
Charge for the year	—	—	—	—	(10)		(10)
At January 31, 2017	(1,380)	—	—	—	(55)		(1,435)
Net book amount
At February 1, 2016	—	3,321	—	—	152		3,473
At January 31, 2017	—	3,321	—	—	149		3,470
Amortization of intangible assets is included in the line ‘Research and development’ shown on the face of the Consolidated Statement of Comprehensive Income.
On December 23, 2017, the Group recognized £10.6 million of identified intangible assets related to the bacterial genetics-based platform and £1.8 million of goodwill upon acquisition of Discuva Limited. See Note 27 'Business combinations' for further details.
In accordance with IAS 38, intangible assets not subject to amortization and the associated goodwill have been reviewed for impairment.
The key assumptions used in the valuation model to determine the value in use are as follows:

•	expected research and development costs based on management’s past experience and knowledge;

•	probabilities of achieving development milestones based on industry standards;

•	reported disease prevalence;

•	expected discovery pipeline;

•	expected market share based on management’s estimates;

•	drug reimbursement, costs of goods and marketing estimates; and

•	expected patent life.

13. Intangible assets (continued)
The valuation models cover periods significantly longer than five years which is based on expected patent life, once filed, due to the length of the development cycle for assets of this nature.
A discount factor of 18% has been used over the forecast period for the valuation model used to determine the value in use of the utrophin program acquired and the associated goodwill amounts recognized.
Based on sensitivity analysis, no reasonably possible change in assumptions would cause the carrying value of this asset to exceed its recoverable amount.

14. Property, plant and equipment

Cost	Leasehold improvements £000	Laboratory equipment £000	Office and IT equipment £000	Total £000
At February 1, 2017	9	19	284	312
Acquisition of subsidiary (Note 27)	—	280	49	329
Additions	340	—	173	513
Disposals	(9)		(14)	(23)
Revaluation	—	—	(6)	(6)
At January 31, 2018	340	299	486	1,125
Accumulated depreciation
At February 1, 2017	(9)	(17)	(170)	(196)
Charge for the year	(31)	(19)	(90)	(140)
Disposals	9	—	10	19
Revaluation	—	—	1	1
At January 31, 2018	(31)	(36)	(249)	(316)
Net book value
At February 1, 2017	—	2	114	116
At January 31, 2018	309	263	237	809

Cost	Leasehold improvements £000	Laboratory equipment £000	Office and IT equipment £000	Total £000
At February 1, 2016	9	137	228	374
Additions	—	—	81	81
Disposals	—	(118)	(25)	(143)
At January 31, 2017	9	19	284	312
Accumulated depreciation
At February 1, 2016	(7)	(135)	(149)	(291)
Charge for the year	(2)	—	(46)	(48)
Disposals	—	118	25	143
At January 31, 2017	(9)	(17)	(170)	(196)
Net book value
At February 1, 2016	2	2	79	83
At January 31, 2017	—	2	114	116

15. Prepayments and other receivables

	January 31, 2018	January 31, 2017
	£000	£000
Other receivables	3,600	342
Prepayments	6,498	685
Accrued income	1,036	—
	11,134	1,027

16. Trade and other payables

	January 31, 2018	January 31, 2017
	£000	£000
Trade payables	4,414	906
Other taxes and social security	164	94
Accruals	4,078	2,884
Other creditors	276	100
	8,932	3,984

17. Deferred revenue

	January 31, 2018	January 31, 2017
	£000	£000
Due within one year	10,012	6,912
Due more than one year	18,033	23,615

Sarepta Therapeutics Inc.
On October 4, 2016, Summit announced its entry into an exclusive license and collaboration agreement with Sarepta Therapeutics Inc. (‘Sarepta’), pursuant to which Summit granted Sarepta the exclusive right to commercialize products in the Group’s utrophin modulator pipeline in the European Union, Switzerland, Norway, Iceland, Turkey and the Commonwealth of Independent States. Such products include the Group’s lead product candidate, ezutromid, for the treatment of Duchenne muscular dystrophy and its pipeline of second generation and future generation small molecule utrophin modulators. The Group also granted Sarepta an option to expand the licensed territory to include specified countries in Central and South America. The Group retains commercialization rights in the rest of the world.
Under the license and collaboration agreement with Sarepta, Summit received an upfront payment of $40.0 million (£32.8 million) from Sarepta. The terms of the contract have been assessed, and the Group believes the development services to be indistinguishable from the license and as a result the upfront payment was initially reported as deferred revenue in the Consolidated Statement of Financial Position and is being recognized as revenue over the development period. In May 2017, the Group announced the first dosing of the last patient in PhaseOut DMD, its ongoing Phase 2 clinical trial of ezutromid, which triggered a $22 million (£17.2 million) development milestone payment to Summit. The Group believes this development milestone has been achieved, hence the payment has met the recognition criteria of International Accounting Standard 18 ‘Revenue’ and has been recognized as revenue in full during the year ended January 31, 2018. In addition, the Group will be eligible to receive up to an additional $20 million from Sarepta in specified development milestones for ezutromid and up to $150 million from Sarepta in specified regulatory milestones related to ezutromid in the licensed territory. The Group are also eligible to receive up to $65 million in specified development milestones and up to $225 million in specified regulatory milestones from Sarepta for our future generation small molecule utrophin modulators in the licensed territory. In addition, the Group are also eligible to receive up to $330 million from Sarepta in specified sales milestones on a product-by-product basis, as well as tiered, escalating royalties ranging from a low to high teens percentage of net sales on a product-by-product basis in the licensed territory.

Under the license and collaboration agreement with Sarepta, the Group have agreed to collaborate with Sarepta on the research and development of the licensed products pursuant to a joint development plan through a joint steering committee comprised of an equal number of representatives from each party. The Group have been solely responsible for all research and development costs for the licensed products until December 31, 2017. From January 1, 2018, the Group is responsible for 55.0% of the budgeted research and development costs related to the licensed products in the licensed territory, and Sarepta is responsible for 45.0% of such costs. Any costs in excess of 110.0% of the budgeted amount are borne by the party that incurred such costs. The Group is also obligated to spend a specified minimum amount on the research and development of certain licensed products prior to the end of 2019.

17. Deferred revenue (continued)
Eurofarma Laboratórios S.A.
On December 21, 2017, Summit announced it had entered into an exclusive license and commercialization agreement with Eurofarma Laboratórios S.A. ('Eurofarma'), pursuant to which the Group granted Eurofarma the exclusive right to commercialize ridinilazole in specified countries in South America, Central America and the Caribbean. The Group has retained commercialization rights in the rest of the world.
Under the terms of the license agreement with Eurofarma, the Group received an upfront payment of $2.5 million (£1.9 million) from Eurofarma. The terms of the contract have been assessed, and the Group believes the development services to be indistinguishable from the license and as a result the upfront payment was initially reported as deferred revenue in the Consolidated Statement of Financial Position and is being recognized as revenue over the development period. In addition, the Group will be entitled to receive an additional $3.75 million in development milestones upon the achievement of staged patient enrollment targets in the licensed territory in one of our two planned Phase 3 clinical trials of ridinilazole. The Group is eligible to receive up to $21.5 million in development, commercial and sales milestones when cumulative net sales equal or exceed $100.0 million in the Eurofarma licensed territory. Each subsequent achievement of an additional $100.0 million in cumulative net sales will result in the Group receiving additional milestone payments, which, when combined with anticipated product supply transfer payments from Eurofarma paid to the Group in connection with a commercial supply agreement to be entered into between the two parties, will provide payments estimated to range from a mid- to high-teens percentage of cumulative net sales in the Eurofarma licensed territory. The Group estimate such product supply transfer payments from Eurofarma will range from a high single-digit to low double-digit percentage of cumulative net sales in the licensed territory.

18. Financial liabilities on funding arrangements
The Group has entered into charitable funding arrangements with the Wellcome Trust and the US not for profit organizations, the Muscular Dystrophy Association (‘MDA’) and Duchenne Partners Fund (‘DPF’). In exchange for the funding provided, these arrangements require the Group to pay royalties on potential future revenues generated from the CDI and DMD programs respectively. Under IFRS, when such arrangements also give the counterparties rights over unexploited intellectual property, this results in a financial liability, recognized in the Statement of Financial Position. The estimated financial liability is initially recognized at fair value using a discounted cash flow model with the difference between the fair value of the liability and the cash received considered to represent a charitable grant.
The financial liabilities are subsequently measured at amortized cost using discounted cash flow models which calculate the risk adjusted net present values of estimated potential future cash flows for the respective projects related to the Wellcome Trust and MDA and DPF agreements. The financial liabilities are re-measured when there is a specific significant event that provides evidence of a significant change in the probability of successful development such as the completion of a phase of research or public reporting of significant interim data and changes in use or market for a product. The models will be updated for changes in the clinical probability of success and other associated assumptions with the discount factor to remain unchanged within the model. Discount factors have been calculated using appropriate measures and rates which could have been obtained in the period that the funding agreements were entered into and are in the range of 16% to 18%.
In October 2017, the Company and the Wellcome Trust entered into an equity and revenue sharing agreement (‘RS Agreement’). This was a follow-on to Summit’s October 2012 Translational Award funding agreement with the Wellcome Trust ('TA Agreement'), which provided funding for the now completed Phase 1 and Phase 2 clinical trials for ridinilazole. The commercial terms in the RS Agreement replaced those detailed in the TA Agreement. Under the RS Agreement, the Wellcome Trust also agreed to terminate all of its rights under the TA Agreement pertaining to the exploitation of intellectual property related to the CDI program, meaning the arrangement no longer meets the definition of a financial liability under IFRS. Therefore, the portion of the financial liability on the Group’s Statement of Financial Position related to the Wellcome Trust funding has been derecognized in full as a credit to the Statement of Comprehensive Income, with £0.9 million classified as Other income and £3.1 million classified as Finance income. The portion of the derecognized financial liability presented as Other income represents the component of the funding received from the Wellcome Trust not previously credited to the Statement of Comprehensive Income upon initial recognition of the financial liability. The portion of the derecognized financial liability presented as Finance income relates to previous re-measurements and discounts associated with the financial liability which were recognized as finance costs.
The value of the estimated financial liabilities for funding arrangements as of January 31, 2018 amounted to £3.1 million (January 31, 2017: £5.9 million) relating to the charitable funding arrangements with MDA and DPF. Since initial recognition, the remaining estimated financial liabilities were re-measured following significant successful events in the DMD and CDI clinical programs. The financial liabilities were re-measured in the year ended January 31, 2018 following positive interim 24-week data in the Phase 2 clinical trial of ezutormid for DMD which increased the probability of success.

18. Financial liabilities on funding arrangements (continued)

	January 31, 2018	January 31, 2017
	£000	£000
At February 1	5,919	5,034
Unwinding of discount factor	754	862
Derecognition of financial liabilities – Finance income	(3,085)	—
Re-measurement of financial liabilities on funding arrangements	410	—
Net finance income / (costs) on funding arrangements accounting for as financial liabilities	(1,921)	862
Derecognition of financial liabilities – Other operating income	(908)	—
Cash received from funding arrangements accounted for as financial liabilities	—	23
At January 31	3,090	5,919
Changing one or more assumptions to reasonable possible alternative assumptions would not materially change the fair value. The table below describes the value of the liability as at January 31, 2018 of £3.1 million compared to what the total value would be following the presented variations to the underlying assumptions in the model:

January 31, 2018
£000
Estimated financial liabilities on funding arrangements	3,090
1% lower discount rate	3,354
1% higher discount rate	2,850
10% lower revenue assumptions	2,818
10% higher revenue assumptions	3,362
10% lower probability of success	1,005
10% higher probability of success	5,123

Summary of milestone payments and royalty arrangements contained in the funding arrangements
US Not for Profit Organizations
Muscular Dystrophy Association
The Group has agreed to pay the Muscular Dystrophy Association (‘MDA’) a specified lump sum amount, less the previously paid MDA cash infusion milestone payment, following the regulatory approval of any project product for use in the United States or European Union in the treatment of DMD or Becker muscular dystrophy (‘BMD’) and an additional specified sum upon achievement of a commercial milestone. The Group would be obligated to pay MDA a low single-digit percentage royalty of worldwide net sales by the Group, its affiliates or licensees of any project product.
Duchenne Partners Fund Inc.
The Group has agreed to pay Duchenne Partners Fund Inc., (‘DPF’) a specified lump sum amount, less the previously paid DPF cash infusion milestone payment, following the regulatory approval of any project product for use in the United States or European Union in the treatment of DMD or BMD and an additional specified sum upon achievement of a commercial milestone. The Group would be obligated to pay DPF a low single-digit percentage royalty of worldwide net sales by the Group, its affiliates or licensees of any project product.
The total amount payable with respect to regulatory milestones under the two agreements with the US not for profit organizations would be $2.5 million if the Group meets all regulatory milestones.

19. Financial instruments

		January 31, 2018	January 31, 2017
	Note	£000	£000
Loans and receivables
Other receivables(1)	15	3,600	342
Cash and cash equivalents		20,102	28,062
		23,702	28,404
Financial liabilities measured at amortized cost
Trade and other payables	16	8,932	3,984
Financial liabilities on funding arrangements	18	3,090	5,919
		12,022	9,903

(1)	Prepayments and accrued income have been excluded as they are not considered to be a financial instrument.

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
The Group considers the financial liabilities on funding arrangements to be a level 3 financial instrument, and the fair value as at January 31, 2018 was calculated to be £4.7 million. The key inputs to the model are described more fully within Note 2 ‘Critical accounting judgements and key sources of estimation uncertainty’.

Foreign currency risk
Foreign currency risk refers to the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. The Group’s net income and financial position, as expressed in Pounds Sterling, are exposed to movements in foreign exchange rates against the US Dollar and the Euro. The main trading currencies of the Group are Pounds Sterling, the US Dollar, and the Euro. The Group is exposed to foreign currency risk as a result of trading transactions, including the receipt of potential payments related to the Group’s agreements with Sarepta, Eurofarma and BARDA, capital raises in the US and the translation of foreign bank accounts.
The exposure to foreign exchange is monitored by the Group’s finance function. Exposures are generally managed through natural hedging via the currency denomination of cash balances and any realized impact currently is not material to the Group.

	January 31, 2018	January 31, 2017
	£000	£000
Cash at bank and in hand
Pounds Sterling	5,535	8,969
US Dollar	14,567	19,093
	20,102	28,062

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

19. Financial instruments (continued)
The Group’s cash and short-term deposits were as follows:

	January 31, 2018	January 31, 2017
	£000	£000
On current account	20,102	28,062
	20,102	28,062

The interest rates for dated deposits were dependent on the rates offered by the Group’s borrowers. The interest rate for short-term deposits is variable dependent on the rates offered by the Group’s banks. During the year to January 31, 2018, the banking facilities returned an average rate after fees of 0.02% (2017: 0.04%).
The Group’s exposure to interest rate risk is illustrated with regard to the opening and closing cash balances and the difference that an increase or decrease of 1% in interest rates would have made based on the average cash balance of £24,082,000 (2017: £22,183,000) in the year:

Year ended January 31, 2018	(1)%	Actual	1%
Interest rate	—	0.02	1.02
Interest received (£000)	—	5	246
Year ended January 31, 2017	(1)%	Actual	1%
Interest rate	—	0.04	1.04
Interest received (£000)	—	8	230

Credit risk
The credit risk with respect to customers is limited and the Group had no trade receivables outstanding at January 31, 2018.
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
Cash balances maintained during the year have been principally held with reputable UK- and-US based banks and building societies. The Group does not believe that this constituted a major credit risk.
As of January 31, 2018 and January 31, 2017, the majority of cash and cash equivalents were placed with HSBC Bank plc.

Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.
The Group ordinarily finances its activities through cash generated from operating activities, and private and public offerings of equity securities. The Group anticipates that its operating cash flow together with available cash and cash equivalents will be sufficient to meet its anticipated needs. See Note 1 ‘Going concern’.
All of the financial liability categories at each balance sheet date, excluding the financial liabilities on funding arrangements, have maturity dates of less than twelve months from the year end date. Provisions are amounts contingent upon events taking place and the recognition of deferred taxation is dependent upon future profits arising.

Capital management
The primary aim of the Group’s capital management, defined as its share capital and share premium, is to safeguard the Group’s ability to continue as a going concern, to support its programs and maximize shareholder value.
The Group monitors its capital structure and makes adjustments, as and when it is deemed necessary and appropriate to do so, using such methods as the issuing of new ordinary shares. The capital structure of the Group has come entirely from equity issues.

20. Provisions for other liabilities and charges and contingent liabilities

	Assumed contingent liabilities £000s	Dilapidations £000s	Royalties £000s	Total £000s
At February 1, 2017	—	85	—	85
Additions	1,466	150	25	1,641
Used during the year	—	(85)	—	(85)
At January 31, 2018	1,466	150	25	1,641

	Assumed contingent liabilities £000s	Dilapidations £000s	Royalties £000s	Total £000s
At February 1, 2016	—	73	—	73
Additions	—	12	—	12
Used during the year	—		—	—
At January 31, 2017	—	85	—	85

Dilapidations
Management has made a provision in respect of the dilapidation costs associated with the reinstatement obligations on their current lease based on best estimates. It is management’s intention to utilize the provision at the end of the lease term. During the year ended January 31, 2018, the Group utilized the provisions classified as falling due within one year to settle its obligations in respect of the Group’s expired lease in Oxford, UK.

Royalties
The provision in respect of royalties relates to the amounts due to the Wellcome Trust being a share of the cumulative net revenue that the Group or its affiliates receive from exploiting the exploitation intellectual property or award products. The provision has been discounted to take account of the effect of the time value of money, applying an discount rate of 13%. Further information on the contingencies included in the Wellcome Trust arrangement are detailed below.

Assumed contingent liability
On December 23, 2017, the Group acquired Discuva Limited for total consideration of £11.1 million comprising £6.1 million of cash (being £5.0 million plus the value of net cash acquired by the Group as part of the acquisition) and £5.0 million of new ordinary shares of Summit of one penny nominal value issued to Discuva shareholders at a price of 170.4 pence per share. In addition, the Group assumed certain contingent liabilities as, certain employees, former employees and former directors of Discuva are eligible for payments from Discuva based on specified development and clinical milestones related to proprietary product candidates developed under the bacterial genetics-based platform. The timing of these potential payments is uncertain.
On the date of acquisition the fair value of the assumed contingent liability was estimated using the expected value of the payments. The assumed contingent liabilities are subsequently measured at amortized cost using discounted cash flow models which calculate the risk adjusted net present values of estimated potential future cash flows of the payments. The assumed contingent liabilities are re-measured when there is a specific significant event that provides evidence of a significant change in the probability of successful development and clinical milestones being achieved. The models will be updated for changes in the probability of successful development and clinical milestones being achieved and other associated assumptions with the discount factor to remain unchanged within the model. A discount factor of 13% has been used to discount the contingent liabilities back to net present value. This discount factor has been calculated using appropriate measures and rates which could have been obtained in the period that the contingent liabilities were assumed.
The estimated initial fair value of the assumed contingent liability as at January 31, 2018 is £1.5 million. The contingent liability has not been re-measured during the period.

20. Provisions for other liabilities and charges and contingent liabilities (continued)
The table below describes the value of the assumed contingent liabilities as at January 31, 2018 of £1.5 million compared to what the total value would be following the presented variations to the underlying assumptions in the model:

January 31, 2018
£000
Estimated assumed contingent liabilities	1,466
1% lower discount rate	1,579
1% higher discount rate	1,368
10% lower probability of success	1,208
10% higher probability of success	1,705

In addition to those items provided for above, the Group also has the following contingencies:
MuOx Limited
Under the research sponsorship agreement that the Group and Oxford University Innovation Limited, formerly known as Isis Innovation Limited, (‘OUI’) entered into in November 2013, amended and restated in July 2014 and amended in November 2015, the Group agreed to fund a drug research and discovery program in the University of Oxford laboratories to identify and research utrophin modulators to treat DMD. The Group will fund up to £4.6 million for this purpose over the initial six-year research period ending in November 2019. If the Group exercises its right to extend the research period by an additional year, the Group would be obliged to pay OUI an additional £0.8 million, for a total of £5.4 million.
Under the option agreement that the Group and OUI entered into in November 2013, and as amended in November 2015, OUI granted to the Group an exclusive option to license the intellectual property (‘IP’) arising from the research carried out under the sponsored research agreement within specified periods. If the Group exercises its option to obtain a license under arising IP, the Group would be obliged to pay OUI up to a specified sum in option exercise fees.
For any IP arising from the research carried out under the sponsored research agreement and for which the Group has exercised the option and that comprises new chemical entities or compounds, the Group would obtain an exclusive, sub licensable license. The Group is obligated to pay milestone payments of up to £75,000 upon the achievement of specified development milestones, whether such milestones occur prior to or after the Group’s exercise of the option to obtain an exclusive sub- licensable license. Following exercise of such an option, the Group would also be obligated to pay milestone payments upon the achievement of specified regulatory milestones with respect to each optioned compound. The specified regulatory milestone payment is due each time the specified regulatory milestone is achieved with respect to an optioned compound and, if each optioned compound achieved each regulatory milestone, the Group would be obligated to pay OUI a total of £3.7 million in regulatory milestone payments for each optioned compound.
The Group would also be obligated to pay OUI a low single-digit royalty of net sales by the Group, its affiliates or sub-licensees of any product containing an optioned compound.
The School of Pharmacy, University of London
The Group has agreed to pay The School of Pharmacy, University of London, a low single-digit share of all revenue, pre and post commercialization, received by the Group in respect of ridinilazole up to a maximum of £1.0 million in consideration of their role in the development of the initial compound series from which ridinilazole was later identified. Following the license and commercialization agreement entered into with Eurofarma Laboratórios S.A., an initial payment became due to The School of Pharmacy and has been provided for at the year end date.
Wellcome Trust
Under the renewed terms of the funding arrangement the Wellcome Trust are entitled to a share of the cumulative net revenue that the Group or its affiliates receive from exploiting the exploitation IP or award products. If Summit undertakes the commercialization of ridinilazole, the Wellcome Trust would be eligible to receive a low-single digit percentage share of net revenues. If a third-party undertakes the commercialization of ridinilazole, the Wellcome Trust would be eligible to receive a mid-single digit percentage share of net revenues received by Summit from sales by the third-party and a milestone payment of a low-single digit percentage of any cumulative pre-commercial payments received by Summit from third-party licensees. In both instances outlined above the Group would also be obligated to pay the Wellcome Trust a milestone of a specified amount if cumulative net revenue exceeds a specified amount. Following the license and commercialization agreement entered into with Eurofarma, an initial payment became due to the Wellcome Trust upon commercialization of ridinilazole. The payment has been provided for by the Group as at the year end date and has been discounted back to net present value relative to the expected timing of commercialization of ridinilazole.

21. Deferred tax liability
The Group's deferred tax liability includes amounts recognized upon acquisition of MuOx Limited, which took place in the year ended January 31, 2014, and amounts recognized upon acquisition of Discuva Limited, which took place in the year ended January 31, 2018.

	January 31, 2018	January 31, 2017
	£000	£000
Amounts falling due after more than one year
At February 1	565	664
Acquisition of subsidiary (Note 27)	1,814	—
Credited to the income statement	—	(99)
At January 31	2,379	565
There is an unrecognized deferred tax asset in relation to the trading losses carried forward of £11,944,000 (2017: £10,882,000), £26,000 in relation to provisions (2017: £14,000) and £588,000 (2017: £230,000) in relation to future exercisable shares. There is a deferred tax liability of £71,000 (2017: £3,000) in respect of accelerated capital allowances, which has been offset against the deferred tax asset in relation to trading losses carried forward.
The unrecognized deferred tax asset would be recovered against future company taxable profits. In the opinion of the Directors, there is insufficient evidence that the asset will be recovered, and as such the deferred tax asset has not been recognized in the financial statements.

22. Share capital

	January 31, 2018	January 31, 2017
	£000	£000
Allotted, called up and fully paid
73,563,624 (2017: 61,841,566) Ordinary shares of 1p each	736	618
	736	618

Changes to the number of Ordinary Shares in issue have been as follows:

	Number of Shares	Total Nominal Value £000	Total Share Premium £000	Total Consideration £000
At February 1, 2016	61,290,740	613	46,035	46,648
New share capital issued from exercise of warrants	177,045	2	105	107
Share options exercised	373,781	3	280	283
At January 31, 2017	61,841,566	618	46,420	47,038

At February 1, 2017	61,841,566	618	46,420	47,038
New share capital issued (net of transaction costs)	8,389,250	84	13,419	13,503
Issue of Ordinary Shares as consideration for a business combination (1)	2,934,272	30	—	30
New share capital issued from exercise of warrants	50,000	1	9	10
Share options exercised	348,536	3	389	392
At January 31, 2018	73,563,624	736	60,237	60,973

(1)
The difference between the nominal value of the share capital acquired in Discuva Limited and fair value of shares issued in the business combination using the acquisition method of accounting was recognized as part of the Group's merger reserve arising as a result of certain requirements in the United Kingdom.

22. Share capital (continued)
On February 22, 2017, warrants over 50,000 Ordinary Shares were exercised at a price of 20 pence per share. The issue of shares raised net proceeds of £10,000.

On September 18, 2017, the Group completed an underwritten public offering on the Nasdaq Global Market issuing 1,459,000 American Depositary Shares (‘ADS’) at a price of $12.00 per ADS. The underwriters also exercised in full their over-allotment option to purchase an additional 218,850 ADSs on the same terms which was also completed on September 18, 2017. Each ADS represents five Ordinary Shares of one penny nominal value each in the capital of the Company, meaning 8,389,250 new Ordinary Shares were issued. Total gross proceeds of $20.1 million (£14.9 million) were raised and directly attributable transaction costs of £1.4 million were incurred and accounted as a deduction from equity.
On December 23, 2017, the Group acquired 100% of the share capital of Discuva Limited, a privately held UK-based company. As part of the consideration the Group issued £5.0 million in new Ordinary Shares of Summit of one penny nominal value to Discuva shareholders at a price of 170.4 pence per share, meaning 2,934,272 Ordinary Shares were issued. See note 27 'Business combinations' for details.
During the year to January 31, 2018, the following exercises of share options took place:

Date	Number of options exercised
April 10, 2017	16,667
June 27, 2017	19,425
September 28, 2017	32,500
September 29, 2017	94,425
October 2, 2017	97,199
October 4, 2017	88,320
348,536
The total net proceeds from exercised share options during the year was £0.39 million.

All new Ordinary Shares rank pari passu with existing Ordinary Shares.

Following the public offering and exercise of the over-allotment option, the issuance of shares as consideration for a business combination and the exercise of the above share options and warrants, the number of Ordinary Shares in issue was 73,563,624.

Dividends
No dividends were paid or declared in the year ended January 31, 2018 (year ended January 31, 2017: £nil).

23. Share option scheme and Restricted Stock Units
At January 31, 2018, the outstanding share options, which include the share options granted to Directors, are shown below:

Date of grant	Exercise price (£)	Number of shares	Date from which exercisable	Expiry date
Approved EMI scheme
April 7, 2011	0.65	5,873	April 8, 2014	April 7, 2021
May 10, 2012	0.60	150,046	May 10, 2014	May 10, 2022
December 24, 2012	0.85	21,500	December 24, 2015	December 24, 2022
January 31, 2013	0.20	72,973	July 31, 2013	January 31, 2023
July 15, 2014	1.26	249,621	July 15, 2016	July 15, 2024
January 21, 2015	1.23	25,000	January 21, 2017	January 21, 2025
June 23, 2016	1.05	560,343	June 23, 2017	June 23, 2026
		1,085,356

23. Share option scheme and Restricted Stock Units (continued)

Date of grant	Exercise price (£)	Number of shares	Date from which exercisable	Expiry date
Unapproved scheme
April 7, 2011	0.65	13,981	April 8, 2014	April 8, 2021
December 18, 2013	0.20	76,364	June 19, 2013	June 19, 2023
June 23, 2014	1.48	400,000	June 23, 2015	June 23, 2024
July 15, 2014	1.26	847,500	July 15, 2016	July 15, 2024
July 15, 2014	0.80	100,000	May 30, 2015	May 30, 2023
January 21, 2015	1.23	75,000	January 21, 2017	January 21, 2025
June 16, 2015	1.43	2,252,333	June 16, 2017	June 16, 2025
October 15, 2015	1.31	50,000	October 15, 2017	October 15, 2025
June 23, 2016	0.01	110,576	July 21, 2016	June 23, 2026
June 23, 2016	1.05	250,000	June 23, 2019	June 23, 2026
June 23, 2016	1.05	363,092	June 23, 2017	June 23, 2026
April 11, 2017	1.85	150,436	April 11, 2018	April 11, 2027
April 11, 2017	1.85	324,324	April 11, 2020	April 11, 2027
April 11, 2017	1.85	762,764	June 23, 2019	April 11, 2027
June 27, 2017	1.80	34,711	June 27, 2017	June 27, 2027
July 18, 2017	1.83	533,629	June 18, 2018	June 18, 2027
July 18, 2017	1.83	367,924	July 18, 2020	July 18, 2027
October 24, 2017	1.80	481,975	October 24, 2018	October 24, 2027
October 24, 2017	1.80	297,271	October 24, 2020	October 24, 2027
		7,491,880
		8,577,236
The Group has no legal or constructive obligation to repurchase or settle the options in cash.
The movement in the number of share options is set out below:

	Weighted average exercise price £	Year ended January 31, 2018	Weighted average exercise price £	Year ended January 31, 2017
Outstanding at February 1,	1.17	7,383,401	1.29	7,006,306
Granted during the year	1.83	2,972,903	0.98	1,667,576
Lapsed during the year	0.99	(1,430,532)	1.90	(916,700)
Exercised during the year	1.13	(348,536)	0.76	(373,781)
Number of outstanding options at January 31,	1.43	8,577,236	1.17	7,383,401
As at January 31, 2018, 2,042,546 share options were capable of being exercised with a weighted average exercise price per option of 100 pence (2017: 1,972,654 with a weighted average exercise price per option of 84 pence). The options outstanding at January 31, 2018 had a weighted average exercise price per option of 143 pence (2017: 117 pence), and a weighted average remaining contractual life of 7.9 years (2017: 8.9 years).

23. Share option scheme and Restricted Stock Units (continued)
The fair value per share option award granted and the assumptions used in the calculations are as follows:

Date of grant	Type of award	Number of shares	Exercise price (£)	Share price at grant date (£)	Fair value per option (£)	Award life (years)	Risk free rate
April 07, 2011	EMI	5,873	0.65	0.65	0.47	5.00	2.70%
April 07, 2011	Unapproved	13,981	0.65	0.65	0.47	5.00	2.70%
May 10, 2012	EMI	150,046	0.60	0.52	0.24	5.00	1.00%
December 24, 2012	EMI	21,500	0.85	0.85	0.59	5.00	0.90%
January 31, 2013	EMI	72,973	0.20	0.94	0.74	5.00	1.00%
December 18, 2013	Unapproved	76,364	0.20	1.85	1.65	5.00	1.00%
June 23, 2014	Unapproved	400,000	1.48	1.50	0.92	3.80	1.30%
July 15, 2014	EMI	249,621	1.26	1.26	0.65	3.00	1.30%
July 15, 2014	Unapproved	847,500	1.26	1.26	0.65	3.00	1.30%
July 15, 2014	Unapproved	100,000	0.80	0.81	0.65	1.90	0.50%
January 21, 2015	EMI	25,000	1.23	1.22	0.64	3.00	0.60%
January 21, 2015	Unapproved	75,000	1.23	1.22	0.64	3.00	0.60%
June 15, 2015	Unapproved	2,252,333	1.43	1.44	0.65	3.00	0.91%
October 15, 2015	Unapproved	50,000	1.31	1.36	0.57	3.00	0.70%
June 23, 2016	EMI	560,343	1.05	1.05	0.25	3.00	0.30%
June 23, 2016	Unapproved	110,576	0.01	1.05	1.04	0.50	0.30%
June 23, 2016	Unapproved	250,000	1.05	1.05	0.24	3.00	0.30%
June 23, 2016	Unapproved	363,092	1.05	1.05	0.25	3.00	0.30%
April 11, 2017	Unapproved	150,436	1.85	1.85	0.68	3.00	0.07%
April 11, 2017	Unapproved	324,324	1.85	1.85	0.72	3.00	0.13%
April 11, 2017	Unapproved	762,764	1.85	1.85	0.76	2.20	0.07%
June 27, 2017	Unapproved	34,711	1.80	1.78	0.64	3.00	0.23%
July 18, 2017	Unapproved	533,629	1.83	1.83	0.66	3.00	0.26%
July 18, 2017	Unapproved	367,924	1.83	1.83	0.74	3.00	0.31%
October 24, 2017	Unapproved	481,975	1.80	1.70	0.57	3.00	0.46%
October 24, 2017	Unapproved	297,271	1.80	1.70	0.66	3.00	0.55%
		8,577,236
The key assumptions used in calculating the share-based payments are as follows:

a.	Black-Scholes valuation methodology was used for all share options issued since 2016.

b.
The majority of share option awards made before 2016 are performance related and have been modeled using the Monte-Carlo methodology. The options granted on January 31, 2013 and December 18, 2013 at an exercise price of 20 pence respectively, and 16,667 of the unapproved options granted on June 23, 2014 are not performance related.

c.	Figures in the range of 39%-134% have been used for expected volatility. This has been derived from historic share price performance, weighted to exclude periods of unusually high volatility.

d.	Expected dividend yield is nil, consistent with the Directors’ view that the Group’s business model is to generate value through capital growth rather than the payment of dividends.

e.	The risk free rate is equal to the prevailing UK Gilts rate at grant date that most closely matches the expected term of the grant.

f.	Share options are assumed to be exercised immediately on vesting.

g.	The fair value of share options awarded where there are different vesting installments is the average of the fair values calculated per installment.

23. Share option scheme and Restricted Stock Units (continued)
At January 31, 2018, the outstanding Restricted Stock Units (‘RSUs’) in the form of nominal-cost options, which have been granted to Non-Executive Directors, are shown below:

Date of grant	Exercise price (£)	Number of shares	Date from which exercisable	Expiry date
July 18, 2017	0.01	136,991	July 18, 2018	December 31, 2018
October 24, 2017	0.01	138,886	October 24, 2018	December 31, 2018
		275,877

The movement in the number of RSUs is set out below:

	Weighted average exercise price £	Year ended January 31, 2018	Weighted average exercise price £	Year ended January 31, 2017
Outstanding at February 1,	—	—	—	—
Granted during the year	0.01	275,877	—	—
Number of outstanding RSUs at January 31,	0.01	275,877	—	—
As at January 31, 2018, nil RSUs were capable of being exercised (2017: nil). The RSUs outstanding at January 31, 2018 had a weighted average exercise price per RSU of 1 penny (2017: nil), and a weighted average remaining contractual life of 0.9 years.
The fair value per RSU's award granted and the assumptions used in the calculations are as follows:

Date of grant	Number of shares	Exercise price (£)	Share price at grant date (£)	Fair value per option (£)	Award life (years)	Risk free rate
July 18, 2017	136,991	0.01	1.83	1.82	1.00	0.24%
October 24, 2017	138,886	0.01	1.70	1.69	1.00	0.40%
	275,877
The key assumptions used in calculating the share-based payments are as follows:

a.	Black-Scholes valuation methodology was used for all RSUs.

b.	Figures in the range of 47%-84% have been used for expected volatility. This has been derived from historic share price performance, weighted to exclude periods of unusually high volatility.

c.	Expected dividend yield is nil, consistent with the Directors’ view that the Group’s business model is to generate value through capital growth rather than the payment of dividends.

d.	The risk free rate is equal to the prevailing UK Gilts rate at grant date that most closely matches the expected term of the grant.

e.	RSUs are assumed to be exercised immediately on vesting.

24. Fixed assets purchase commitments
At January 31, 2018, the Group had no capital commitments (January 31, 2017: nil).

25. Leasing and other commitments
The Group’s total commitments under non-cancelable operating leases are as follows:

	Land & Buildings
	January 31, 2018	January 31, 2017
	£000	£000
Leases which expire
Not later than one year	337	88
Later than one year and not later than five years	1,143	122
	1,480	210

On February 17, 2017, the Group signed a ten year lease for new UK office premises. The total commitment of the new lease from the year end January 31, 2018 up until the break clause is £687,000.
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

26. Related party transactions
Dr. Frank Armstrong was a member of the board of Directors of Juniper Pharmaceuticals Inc., during the year until September 2017. During the year £nil (2017: £65,000) was paid to Juniper Pharma Services Limited, a wholly owned subsidiary of Juniper Pharmaceuticals Inc, in respect of clinical manufacturing services. Of this amount £nil was outstanding at the year end (2017: £nil).

Professor Stephen Davies is a member of the board of directors of Oxford University Innovation Limited. During the year £24,000 (2017: £36,000) was charged by Oxford University Innovation Limited in connection with payments due in respect of the strategic alliance between the Group and Oxford University that was entered into in November 2013. Of this amount £12,000 was outstanding at the year end (2017: £nil).
See Note 6 ‘Directors and employees’ for details of key management emoluments.

27. Business combinations

On December 23, 2017, the Group acquired 100% of the share capital of Discuva Limited ('Discuva'), a privately held UK-based company. As part of the acquisition the Group has obtained a bacterial genetics-based platform to generate new mechanism antibiotics.

Under the terms of the acquisition, the consideration to Discuva shareholders comprised of £6.1 million in cash (being £5.0 million plus the value of net cash acquired by the Group as part of the acquisition) and £5.0 million in new ordinary shares of Summit of one penny nominal value issued to Discuva shareholders at a price of 170.4 pence per share, representing 2,934,272 Ordinary Shares.

The Group recognized £1.8 million of goodwill upon the acquisition of Discuva. Goodwill represents the difference between the fair value of the identifiable assets acquired and liabilities assumed for Discuva and the amount paid in consideration and is attributable to the existing Discuva workforce (which cannot be separately valued under accounting standards). The goodwill recognized will not be deductible for tax purposes.

27. Business combinations (continued)

The consideration paid for Discuva and the identifiable assets acquired and liabilities assumed are as follows:

£000
Consideration
Cash	6,091
2,934,272 new Summit Therapeutics plc Ordinary Shares issued	5,000
Total consideration	11,091

	Book value £000	Fair value adjustment £000	Fair value £000
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	1,316	—	1,316
Property, plant and equipment	329	—	329
Intangible assets - option over non-financial assets	668	—	668
Intangible assets - bacterial genetics-based platform	—	10,670	10,670
Trade and other receivables	1,129	—	1,129
Trade and other payables	(1,555)	—	(1,555)
Assumed contingent liabilities	—	(1,466)	(1,466)
Deferred tax liabilities	—	(1,814)	(1,814)
Book and fair value of identifiable net assets	1,887	7,390	9,277
Goodwill	—	1,814	1,814
Total consideration	1,887	9,204	11,091

The Group has recognized £10.7 million of identified intangible assets acquired related to the bacterial genetics-based platform. See Note 13 'Intangible assets' for further details.

The Group has assumed £1.5 million of contingent liabilities as part of the acquisition as, certain employees, former employees and former directors of Discuva are eligible for payments from Discuva based on specified development and clinical milestones related to proprietary product candidates developed under the platform. The timing of these potential payments is uncertain. See Note 20 'Provisions for other liabilities and charges and contingent liabilities' for further details.

The gross contractual amount for trade and other receivables due is £1.1 million, all of which is expected to be collectible.

The results of Discuva have been included in the Group’s Consolidated Income Statement from December 23, 2017, contributing £0.3 million (1.2%) of Group revenues for the year ending January 31, 2018. Discuva contributed a gain of £0.02 million to the Group's total comprehensive loss for the year ended January 31, 2018.

If the acquisition had occurred on February 1, 2017, unaudited pro forma combined revenue for the year ended January 31, 2018 would have been £28.1 million, unaudited pro forma combined total comprehensive loss for the year ended January 31, 2018 would have been £7.3 million and unaudited pro forma combined basic and diluted loss per Ordinary Share from operations for the year ended January 31, 2018 would have been 11 pence. These amounts have been calculated using Discuva's results and adjusting them for costs associated with the acquisition, differences in the accounting policies between the Group and Discuva and amounts restated in Discuva's financial information.

Transaction costs

Acquisition related costs of £0.4 million have been excluded from the consideration transferred and recognized as a general and administration expense in the Consolidated Statement of Comprehensive Income for the year ended January 31, 2018.

28. Subsequent events

On March 29, 2018, the Group completed a placing on the AIM market of the London Stock Exchange, issuing 8,333,333 new Ordinary Shares at a price of 180 pence per share. Total proceeds of £15.0 million were raised (before expenses). Following the placing the number of Ordinary Shares in issue was 81,901,173.