Form 20-F
period 2019-12-31
Summit Therapeutics plc
filed 2020-04-30
CIK 1599298

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________________
FORM 20-F
______________________________
(mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from February 1, 2019 to December 31, 2019
OR

☐	SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Robert W. Duggan, Chief Executive Officer
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
335,890,281 ordinary shares, par value £0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No  ☒
Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

Large accelerated filer  ☐                 Accelerated filer  ☐                  Non-accelerated filer ☒
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepared the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No  ☒

EXPLANTORY NOTE

In December 2019, the Board of Directors of Summit Therapeutics plc (the "company") adopted a resolution to change the company’s fiscal year end from January 31 to December 31, commencing December 31, 2019. Accordingly, this transition report on Form 20-F for the eleven month transition period from February 1, 2019, to December 31, 2019, is being filed in accordance with SEC rules and regulations.

GENERAL INFORMATION
In this Transition Report on Form 20-F, references to “Summit,” “we,” “us,” and “our” or to the “Group” or the “company” refer to Summit Therapeutics plc and its consolidated subsidiaries, except where context otherwise requires.
The trademarks, trade names and service marks appearing in this Transition Report on Form 20-F are the property of their respective owners.
PRESENTATION OF FINANCIAL AND OTHER DATA
The consolidated financial statement data as of December 31, 2019, and January 31, 2019, and for the eleven month period ended December 31, 2019, and for the years ended January 31, 2019, and 2018 have been derived from our consolidated financial statements, as presented at the end of this Transition Report, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).
All references in this Transition Report to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Solely for the convenience of the reader, unless otherwise indicated, all pounds sterling amounts as of and for the eleven month period ended December 31, 2019, have been translated into U.S. dollars at the rate at December 31, 2019, the last business day of the eleven month period ended December 31, 2019, of £1.00 to $1.3269. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
FORWARD-LOOKING STATEMENTS
This Transition Report contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this Transition Report, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements in this Transition Report include, among other things, statements about:

•
the timing and conduct of our clinical trials of ridinilazole (formerly SMT19969) for the treatment of patients with Clostridioides difficile infection (formerly known as Clostridium difficile infection), including statements regarding the timing of initiation and completion of the clinical trials and the period during which the results of the clinical trials will become available;

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

•	our plans to conduct research and development and advance potential new mechanism antibiotic compounds identified and developed under our Discuva Platform;

•	the potential benefits and future operation of our collaboration with the Biomedical Advanced Research and Development Authority, or BARDA;

i

•	the potential benefits and future operation of our collaboration with the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator Program, or CARB-X;

•	the potential benefits and future operation of our license and commercialization agreement with Eurofarma Laboratórios SA, or Eurofarma;

•	our plans with respect to possible future collaborations and partnering arrangements;

•	our plans to pursue research and development of other future product candidates;

•	the potential advantages of ridinilazole and our other new mechanism antibiotics;

•	the rate and degree of market acceptance and clinical utility of ridinilazole and our other new mechanism antibiotics;

•	our estimates regarding the potential market opportunity for ridinilazole and our other new mechanism antibiotics;

•	our sales, marketing and distribution capabilities and strategy;

•	our ability to establish and maintain arrangements for manufacture of ridinilazole;

•	our intellectual property position;

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing;

•	the impact of government laws and regulations;

•	our competitive position; and

•	the impact of the novel coronavirus pandemic (COVID-19) and the response to it.
We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this Transition Report, particularly in the “Risk Factors” section in this Transition Report, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.
You should read this Transition Report and the documents that we have filed as exhibits to this Transition Report completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

ii

PART I
Item 1: Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2: Offer Statistics and Expected Timetable
Not applicable.
Item 3: Key Information
A. Selected Financial Data
We changed our fiscal year end from January 31 to December 31 in December 2019. As a result of that change, the current transition period is for the eleven month period ended December 31, 2019.
The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of December 31, 2019, and January 31, 2019, and for the eleven month period ended December 31, 2019, and for the years ended January 31, 2019, and 2018 have been derived from our consolidated financial statements, as presented at the end of this Transition Report, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as of January 31, 2018, 2017, and 2016 and for the years ended January 31, 2017, and 2016 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).
Our consolidated financial statements are prepared and presented in pounds sterling, our presentation currency. Solely for the convenience of the reader, our consolidated financial statements as of and for the eleven month period ended December 31, 2019, have been translated into U.S. dollars at £1.00 to $1.3269 based on the foreign exchange rates published by the Federal Reserve Bank of New York for December 31, 2019. Such convenience translations should not be construed as a representation that the pound sterling amounts have been or could be converted into U.S. dollars at this or at any other rate of exchange, or at all.
Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements included at the end of this Transition Report and the related notes and Item 5, “Operating and Financial Review and Prospects” below.

Selected Consolidated Income Statement Data

	Eleven month period ended December 31,		Year Ended January 31,
	2019	2019	2019	2018	2017	2016
			(Adjusted*)
	(in thousands, except per share data)
Revenue	$774	£583	£43,012	£12,360	£2,304	£—
Other operating income	20,120	15,163	15,156	2,725	72	1,281
Operating (loss) / profit	(33,613)	(25,332)	2,673	(25,829)	(24,853)	(20,346)
Finance income	5	4	2,788	3,096	8	30
Finance cost	(303)	(228)	(467)	(1,187)	(862)	(2,879)
Income tax credit	4,676	3,524	2,496	3,762	4,336	3,058
(Loss) / profit for the period	(29,235)	(22,032)	7,490	(20,158)	(21,371)	(20,137)
Basic and diluted (loss) / earnings per ordinary share from continuing operations	$(0.18)	£(0.13)	£0.09	£(0.31)	£(0.35)	£(0.34)
Weighted average number of shares outstanding (in thousands)	164,145	164,145	85,702	65,434	61,549	59,102

Selected Consolidated Balance Sheet Data

	As at December 31,		As at January 31,
	2019	2019	2019	2018	2017	2016
			(Adjusted *)
	(in thousands)
Cash and cash equivalents	$64,245	£48,417	£26,858	£20,102	£28,062	£16,304
Working capital(1)	2,892	2,181	6,725	(7,241)	(5,621)	1,327
Total assets	97,027	73,123	60,635	55,173	37,587	25,057
Accumulated losses reserve	(129,531)	(97,619)	(76,097)	(93,925)	(73,767)	(52,396)
Total equity / (deficit)	$78,586	£59,225	£42,537	£(3,152)	£(3,493)	£16,080
____________

(1)	We define working capital as prepayments and other receivables (including current tax receivables) less current liabilities.

* See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 'Leases'’ within the financial statements filed as part of this Transition Report. As the material leases were entered into in 2018, only the years ended January 31, 2019, and 2018 required adjustment.

B. Capitalization and Indebtedness
Not applicable.

C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
Our business has significant risks. You should consider carefully the risks described below, together with the other information contained in this Transition Report, including our financial statements and the related notes. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected.
Risks Related to our Financial Position and Need for Additional Capital
We have incurred significant losses since our inception. We expect to incur losses for at least the next several years and may never generate profits from operations or maintain profitability.
Since inception, we have incurred significant operating losses. Our net loss was approximately £22.0 million for the eleven months ended December 31, 2019, our net profit was approximately £7.5 million for the year ended January 31, 2019, and our net loss was approximately £20.2 million for the year ended January 31, 2018. As of December 31, 2019, we had an accumulated deficit of £97.6 million. The profit recorded for the year ended January 31, 2019, was due to the recognition of all remaining deferred revenue related to our license and collaboration agreement with Sarepta Therapeutics, Inc., or Sarepta, following our decision to discontinue the development of ezutromid in June 2018. This recognition of deferred revenues did not impact our cash flows. To date, we have financed our operations primarily through issuances of our ordinary shares and American Depositary Shares, or ADSs, payments to us under our now-terminated license and collaboration agreement with Sarepta, payments to us under our license and commercialization agreement with Eurofarma Laboratórios SA, or Eurofarma, and development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. We have devoted substantially all of our efforts to research and development, including clinical trials. We have not completed development of any drugs. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially in connection with conducting clinical trials for our lead product candidate, ridinilazole (formerly SMT19969), for the treatment of patients with Clostridioides difficile infection (formerly known as Clostridium difficile infection), or CDI, and seeking marketing approval for ridinilazole in the United States, as well as other geographies. In addition, if we obtain marketing approval of ridinilazole in the United States or other jurisdictions where we retain commercial rights, we expect to incur significant sales, marketing, distribution and outsourced manufacturing expenses, as well as ongoing research and development expenses.

In addition, our expenses will increase if and as we:

•	continue the research and development of ridinilazole, as well as our early-stage programs targeting infections caused by Enterobacteriaceae and Neisseria gonorrhoeae;

•
    seek to identify and develop additional product candidates, including through our bacterial genetics-based discovery and development platform, which we refer to as our Discuva Platform, for discovering and developing new mechanism antibiotics;

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
While the Company received approximately $49.1 million from the sale of the Company's ordinary shares in December 2019, we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we initiate and continue clinical trials of ridinilazole for the treatment of CDI, continue our research activities and initiate preclinical programs for other product candidates. In addition, if we obtain marketing approval for ridinilazole where we retain commercial rights or any other product candidates we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to continue to incur additional costs associated with operating as a public company in the United States. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.
We believe that our existing cash and cash equivalents, as well as the remaining committed amounts receivable that we have been awarded under our contract with the Biomedical Advanced Research and Development Authority, or BARDA, for the development of ridinilazole, and the remaining committed amounts receivable that we have been awarded under our sub-award from the Trustees of Boston University under the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator program, or CARB-X, for our gonorrhea program, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements to January 31, 2021. While these capital resources have allowed us to initiate our two Phase 3 clinical trials of ridinilazole, we do not expect to be able to complete these trials without additional capital. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations and financial condition, and may cast and raise significant doubt on our ability to continue as a going concern.
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

•	our contract with BARDA and whether BARDA elects to pursue its final designated option;

•	our contract with CARB-X and whether CARB-X elects to pursue its designated options beyond the base period;

•
    the amounts we receive from Eurofarma under our license and commercialization agreement, including for the achievement of development, commercialization and sales milestones and for product supply transfers;

•	our ability to establish and maintain collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the extent to which we acquire or invest in other businesses, products and technologies;

•	the rate of the expansion of our physical presence;

•	the extent to which we change our physical presence; and

•	the costs of operating as a public company in the United States.

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
Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. We do not have any committed external source of funds other than the amounts we are entitled to receive from BARDA under our contract with them to fund, in part, the clinical and regulatory development of ridinilazole, from Eurofarma under our license and commercialization agreement with them and from CARB-X to fund, in part, the development of our gonorrhea program. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an equity holder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends or other distributions.
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
For example, in June 2018, we announced that our Phase 2 clinical trial of ezutromid, our then-lead utrophin modulator for the treatment of the neuromuscular disease Duchenne muscular dystrophy, or DMD, which we referred to as PhaseOut DMD, failed to meet its primary and secondary endpoints. PhaseOut DMD was a 48-week open label clinical trial conducted at trial sites in the United Kingdom and the United States. PhaseOut DMD enrolled a total of 40 ambulatory boys between their fifth and tenth birthday, inclusive, who had a genetically confirmed diagnosis of DMD. The primary objective of PhaseOut DMD was to investigate changes in magnetic resonance parameters from baseline in leg muscle health. The secondary objectives of PhaseOut DMD investigated changes in utrophin expression in muscle and muscle fiber regeneration through the examination of muscle fiber biopsies taken from patients at baseline and after 24 weeks or 48 weeks of treatment with ezutromid. We reported interim 24-week data from PhaseOut DMD in January 2018, with further findings reported in February 2018, and while these data showed positive changes in some of the primary and secondary endpoint measurements after 24 weeks of treatment, we did not see these effects after 48 weeks of treatment. We announced the discontinuation of the development of ezutromid in June 2018, and we have now completed all the activities related to the close-out of the PhaseOut DMD clinical trial.
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

•
    the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate for various reasons, including due to contagious diseases or illnesses, such as the novel coronavirus, as described below;

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

•
    the supply or quality of our product candidates, comparator drugs or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate, which may occur if, for example, enrollment for our Phase 3 clinical trials were delayed and the clinical supply of ridinilazole or vancomycin manufactured for such trials was not utilized prior to its expiration and needed to be replaced, or if there were disruptions in our supply chain due to weather conditions, natural disasters or contagious diseases or illnesses, such as the novel coronavirus; and

•
    our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, institutional review boards or independent ethics committees to suspend or terminate the clinical trials.

Due to the novel coronavirus pandemic (COVID-19) and the response to it, we have experienced, and expect to continue to experience, patient enrollment at a slower pace at certain of our clinical trial sites than expected. As a result, we expect the results from our clinical trials to be delayed and have withdrawn our expectations regarding the timing of completion for the clinical trials.
Our product development costs will increase as we experience delays in testing or marketing approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.

The novel coronavirus pandemic (COVID-19) and the response to it have led to many clinical trial sites slowing or stopping enrollment into our Phase 3 clinical trials, and as a result we expect the results from our clinical trials to be delayed, and we expect these circumstances, and potentially other, related circumstances that are unpredictable at this time, to have a material adverse effect on our business, operations and financial condition.
In December 2019, an outbreak of respiratory illness caused by a novel coronavirus, commonly referred to as COVID-19, began in Wuhan, China. As of April 15, 2020, there have been more than two million confirmed cases worldwide of COVID-19, with 210 countries throughout the world confirming cases. The World Health Organization has declared the outbreak a pandemic and a global public health emergency. In addition to those who have been directly affected, millions more have been affected by government efforts in the United Kingdom, the United States, the European Union and around the world to slow the spread of the pandemic through quarantines, travel restrictions, heightened border scrutiny and other measures. The pandemic and measures taken in response by governments, private industry, individuals and others have also had significant direct and indirect adverse impacts on businesses and commerce as supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services has spiked, while demand for other goods and services has decreased significantly.
The future progression of the pandemic and its effects on our business and operations are highly uncertain. We have experienced, and expect to continue to experience, patient enrollment at a slower pace at certain of our clinical trial sites than expected. In addition, certain of our clinical trial sites have suspended enrollment due to facility closures, quarantine, travel restrictions and other governmental restrictions. Further we are currently unable to undertake certain activities directly including clinical trial site visits and investigator meetings, with such activities being done remotely where possible. As a result, we expect the results from our clinical trials to be delayed, which we expect will have a material adverse impact on our clinical trial plans and timelines. Additionally, as a result of the slower pace of enrollment, our clinical supplies of ridinilazole and vancomycin manufactured for such trials may not be utilized prior to their expiration and may need to be replaced. While we do not currently anticipate significant interruptions in our clinical supply chain, quarantines, travel restrictions and other measures may significantly impact the ability of employees of our third-party suppliers to get to their places of work to manufacture and deliver additional clinical supplies, which could cause the results from our clinical trials to be delayed even further. Further, while the majority of our day to day operations are continuing as our employees are working remotely, our laboratory facilities that support our early-stage pipeline research activities, are temporarily closed as we evaluate ways in which our laboratory-based employees can safely resume their activities. For more information regarding the risks related to our clinical trials, see “If we experience any of a number of possible unforeseen events in connection with our clinical trials, potential marketing approval or commercialization of our product candidates could be delayed or prevented.”
The coronavirus pandemic continues to rapidly evolve. There may be other material adverse impacts on our business, operations and financial condition that are unpredictable at this time, including delays in the development and regulatory approval of other product candidates and difficulties in retaining qualified personnel during the pandemic and once it subsides. The extent to which the pandemic may impact our business will depend on future developments, such as the duration of the pandemic, quarantines, travel restrictions and other measures in the United Kingdom, the United States, the European Union and around the world, business closures or business disruptions and the effectiveness of actions taken to contain the pandemic.
If we experience delays or difficulties in the enrollment of patients in our clinical trials, our receipt of necessary marketing approvals could be delayed or prevented.
We may not be able to initiate or continue clinical trials for our product candidates, if we are unable to locate and enroll a sufficient number of eligible patients to participate in these clinical trials. CDI is an acute infection that requires rapid diagnosis. For our Phase 3 clinical trials of ridinilazole, we need to identify potential patients, test them for CDI and enroll them within three days and prior to patients receiving other antibiotic treatments that may be active against CDI for greater than a 24-hour period. In addition, our competitors in CDI have ongoing clinical trials for product candidates that could be competitive with our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates or choose not to enroll in any clinical trials for various reasons, including due to fears of contagious diseases or illnesses, such as the novel coronavirus.
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
Due to the novel coronavirus pandemic (COVID-19) and the response to it, we have experienced, and expect to continue to experience, patient enrollment at a slower pace at certain of our clinical trial sites than expected. As a result, we expect the results from our clinical trials to be delayed and have withdrawn our expectations regarding the timing of completion for the clinical trials.
Enrollment delays in our clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of patients in our ongoing clinical trials of ridinilazole or any other planned clinical trials would result in significant delays, may generate a limited data set from which no meaningful conclusions could be made, or may require us to abandon one or more clinical trials altogether.
If serious adverse or inappropriate side effects are identified during the development of ridinilazole or any other product candidate, we may need to abandon or limit our development of that product candidate.
All of our product candidates are in clinical or early-stage development and their risk of failure is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive marketing approval. If our product candidates are associated with undesirable side effects or have characteristics that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.
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
We do not have a sales or marketing infrastructure and have no experience as a company in the sale or marketing of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. If ridinilazole receives marketing approval, we intend to commercialize it in the United States with our own specialized sales force. We will rely on Eurofarma to commercialize ridinilazole in Argentina, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Suriname, Dominican Republic, Uruguay and Venezuela, pursuant to the license and commercialization agreement we entered into with Eurofarma in December 2017. We are also currently exploring options to develop and commercialize this antibiotic candidate in other territories. There are risks involved with establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
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
Several pharmaceutical and biotechnology companies have established themselves in the market for the treatment of CDI, and several additional companies are developing products for the treatment of CDI. Currently the mostly commonly used treatments for CDI are the broad spectrum antibiotics vancomycin and metronidazole, both of which are available in generic form in the United States. Generic antibiotic therapies typically are sold at lower prices than branded antibiotics and generally are preferred by managed care providers of health services. The antibiotic fidaxomicin (DificidTM in the United States and DificlirTM in Europe), which is marketed in the United States by Cubist Pharmaceuticals, Inc., or Cubist, a wholly owned subsidiary of Merck & Co., Inc., or Merck, and in Europe by Astellas Pharma Inc., is approved for treatment of CDI in the United States and the European Union. Merck received approval from the FDA and EMA for bezlotoxumab (Zinplava™), a monoclonal antibody for the treatment of patients, in combination with an antibiotic, who have a high risk of disease recurrence. Other approaches in development for the treatment of CDI include vaccines and fecal biotherapy. For more information, see “Business—Competition” in this Transition Report.
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
The United Kingdom’s withdrawal from the European Union could lead to increased market volatility and make it more difficult for us to do business in Europe, which could adversely impact the market price of our ADSs.
On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union (commonly referred to as “Brexit”). Following protracted negotiations, the United Kingdom left the European Union on January 31, 2020. Under the withdrawal agreement, there is a transitional period until December 31, 2020 (extendable up to two years). Discussions between the United Kingdom and the European Union have so far mainly focused on finalizing withdrawal issues and transition agreements but have been extremely difficult to date. To date, only an outline of a trade agreement has been reached. Much remains open but the Prime Minister has indicated that the United Kingdom will not seek to extend the transitional period beyond the end of 2020. If no trade agreement has been reached before the end of the transitional period, there may be significant market and economic disruption. The Prime Minister has also indicated that the United Kingdom will not accept high regulatory alignment with the European Union.
As a result of the United Kingdom's withdrawal from the European Union, we may also face new regulatory costs and challenges that could have a material adverse effect on our operations. Lack of clarity about future U.K. laws and regulations as the United Kingdom determines which E.U.-derived laws and regulations to replace or replicate as part of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could further decrease foreign direct investment in the United Kingdom, increase costs, depress economic activity and restrict our access to capital. Depending on the terms of any future trade and other agreements between the United Kingdom and European Union, the United Kingdom could lose the benefits of global trade agreements negotiated by the European Union on behalf of its members, which may result in increased trade barriers which could make our doing business in Europe more difficult. In addition, currency exchange rates in the pound sterling and the euro with respect to each other and the U.S. dollar have been and may continue to be adversely affected by the future trade relationship negotiations and their outcome. In the near term, there is a risk of disrupted import and export processes due to a lack of administrative processing capacity by the respective U.K. and E.U. customs agencies that may delay time-sensitive shipments and may negatively impact our clinical trial supply chain, which includes locations in both the United Kingdom and the European Union.
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

We are increasingly dependent upon technology systems and data to operate our business. In particular, the COVID-19 pandemic has caused us to modify our business practices, including the requirement that our office-based employees work from home. As a result, we are increasingly dependent upon our technology systems to operate our business and our ability to effectively manage our business depends on the security, reliability and adequacy of our technology systems and data.

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

We expect that a significant portion of the funding for the development of ridinilazole will come from our contract with BARDA. BARDA is entitled to terminate our BARDA contract for convenience at any time, in whole or in part, and there can be no assurance that our BARDA contract will not be terminated. Changes in government budgets and research priorities may result in a decreased and de-prioritized emphasis on supporting the development of antibacterial product candidates such as ridinilazole. If our BARDA contract is terminated or BARDA declines to exercise the final option for the research program, or if there is any reduction or delay in funding under our BARDA contract, we may be forced to seek alternative sources of funding, which may not be available on non-dilutive terms, terms favorable to us, or at all. If alternative sources of funding are not available, we may suspend or terminate development activities related to ridinilazole. In addition, a meaningful portion of the initial funding for the identification and development of a lead clinical candidate from our gonorrhea program is supported by our award from CARB-X. If CARB-X terminates our award, we may suspend or terminate development activities related to our gonorrhea program.

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

BARDA may elect not to pursue the remaining designated option beyond the base period. Even if BARDA does not terminate the contract, the BARDA contract does not require BARDA to provide funding beyond the amount currently obligated under the base period and three options packages of the existing contract. Our BARDA contract initially included a base period providing for reimbursement of up to $32 million and three options that, if exercised in full by BARDA, would extend the contract until the year 2022 and increase the total potential reimbursement to $62 million. In August 2018, BARDA exercised the first of these three options with the $12 million in funding to be drawn down to specifically support drug manufacturing activities required for the submission of marketing approval applications and other regulatory activities related to ridinilazole. In June 2019, BARDA increased the total value of the funding contract to up to $63.7 million; at this time, BARDA also exercised a second option work segment worth $9.6 million. In January 2020, BARDA expanded the award by a further $8.8 million through a new option package to support a new clinical trial in adolescent patients. This increased the total value of the funding contract to up to $72.5 million and brought the total amount of committed BARDA funding to $62.4 million. However, BARDA will decide at its sole discretion whether to pursue the remaining option under the contract, and there can be no assurance that BARDA will elect to pursue the option. Changes in government budgets and research priorities may result in a decreased and de-prioritized emphasis on supporting the development of antibacterial product candidates such as ridinilazole. In such event, BARDA would have no obligation to exercise its remaining option or extend our existing contract. Any such decision by BARDA to end its support for our ridinilazole research program could materially adversely affect our business.

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

•
    extensive U.S. government regulation of government-funded clinical research activities, including, for example, compliance requirements relating to protection of human and animal research subjects, restrictions on uses of human research materials, and conditions on dissemination of research results;

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

For example, in 2009, we assigned certain technology relating to our historical DMD program to BioMarin. BioMarin conducted a Phase 1 clinical trial of an early formulation of ezutromid in 48 healthy adult volunteers. In this clinical trial, subjects achieved low systemic exposure of the drug and there was variability of systemic exposure across subjects. Following this clinical trial of an early formulation of ezutromid, BioMarin elected not to continue development of our assigned technology, citing pharmaceutical and pharmacokinetic challenges. In public statements, BioMarin indicated that it had concluded that the likelihood of achieving a therapeutic effect in DMD patients was highly unlikely. In 2010, BioMarin transferred the assets, and all commercialization rights, back to us, and in June 2018, we announced the discontinuation of the development of ezutromid.
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
If the third parties that we engage to manufacture product for our preclinical tests and clinical trials should cease to continue to do so for any reason, including due to the novel coronavirus or another outbreak, we likely would experience delays in advancing these clinical trials while we identify and qualify replacement suppliers, and we may be unable to obtain replacement supplies on terms that are favorable to us. In addition, if we are not able to obtain adequate supplies of our product candidates or the drug substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively. Any inability to obtain adequate supplies of ridinilazole for clinical trials may also impact Eurofarma’s ability to commercialize ridinilazole, if marketing approval is obtained, in the jurisdictions where Eurofarma holds commercialization rights. Under our license and commercialization agreement with Eurofarma, we have agreed to use commercially reasonable efforts to supply or cause to be supplied to Eurofarma sufficient commercial supply of ridinilazole.
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
Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the clinical trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practice, or GCP, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity of data and confidentiality of clinical trial participants are protected. The EMA imposes similar requirements on us for products that are the subject of clinical trials in the European Union, including the United Kingdom.
We also are required to register ongoing clinical trials and post the results of completed clinical trials on a U.S. government-sponsored database, www.ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. In September 2016, the U.S. Department of Health and Human Services through the U.S. National Institutes of Health issued new regulations that expand the legal requirements for submitting registration and results information for clinical trials involving FDA-regulated drugs, biologics and medical devices. The new rules require sponsors, among other things, to post results of clinical trials for unapproved products, including unfavorable results in clinical trials for unapproved uses of approved products. The EMA has also adopted transparency requirements that apply to clinical trials conducted in the European Union (EMA Policy/0070 on the publication of clinical data for medicinal products for human use, effective as of January 1, 2015). The EMA will implement this policy on the publication of clinical data in two phases. Phase 1 concerns the publication of clinical reports submitted to the EMA as part of a marketing authorization application and through the centralized procedure. It entered into force on January 1, 2015, but publication by the EMA is currently suspended until further notice due to the relocation of the EMA to Amsterdam. Phase 2 concerns the publication of individual patient data. The EMA will implement this phase at a later stage. This publication requirement for clinical reports may force us to disclose know-how relating to the design of clinical trials for our product candidates, which may harm our interests by disclosing valuable know-how to our competitors, which may be used to develop competing products to our product candidates.

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

For example, although ridinilazole is protected by a U.S. composition of matter patent that recites hydrated forms of ridinilazole, and a method of treatment patent for Clostridioides difficile associated disease, patent protection is not available for composition-of-matter claims that only recite the active pharmaceutical ingredient for ridinilazole without limitation to its use. Because ridinilazole lacks composition-of-matter protection for its active pharmaceutical ingredient, competitors will, subject to obtaining marketing approval, be able to offer and sell products with the same active pharmaceutical ingredient so long as these competitors do not infringe any other issued patents that would otherwise cover the drug’s usage, methods of treatment using the drug, drug formulations, drug dosage forms and the like. Moreover, method-of-treatment patent claims are more difficult to enforce than composition-of-matter claims for reasons including off-label sale, potential divided infringement issues and use of the subject compound in non-infringing manners. Physicians are permitted to prescribe an approved product for uses that are not described in the product’s labeling. Although off-label prescriptions may infringe our method-of-treatment patents, the practice is common across medical specialties and such infringement is difficult to prevent or prosecute. Off-label sales would limit our ability to generate revenue from the sale of our product candidates, if approved for commercial sale. In addition, if a third party were able to design around our dosage-form and formulation patents and create a different formulation and dosage form that is not covered by our patents or patent applications, we would likely be unable to prevent that third party from manufacturing and marketing its product.
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
Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies, including our Discuva Platform, without infringing the intellectual property and other proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference, derivation, inter partes review, reexamination, reissue or post-grant review proceedings before the USPTO. The risks of being involved in such litigation and office proceedings may also increase as our product candidates approach commercialization, and as we gain greater visibility as a publicly traded company in the United States. Third parties may assert infringement claims against us based on existing or future intellectual property rights and so restrict our freedom to operate. Third parties may also seek injunctive relief against us, whereby they would attempt to prevent us from practicing our technologies altogether pending outcome of any litigation against us. We may not be aware of all such intellectual property rights potentially relating to our product candidates prior to their assertion against us. For example, while we have completed an in-depth freedom-to-operate search for ridinilazole, any freedom-to-operate search conducted may not have uncovered all relevant patents and pending patent applications, and there may be pending or future patent applications that, if issued, would block us from commercializing ridinilazole. Thus, we do not know with certainty whether ridinilazole or any other product candidate or our commercialization thereof, does not and will not infringe any third party’s intellectual property.
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
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of the ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Accordingly, costs and lost management time, as well as uncertainties resulting from the initiation and continuation of patent litigation or other proceedings, could have a material adverse effect on our ability to compete in the marketplace.
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
Additionally, on June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit. Following protracted negotiations, the United Kingdom left the European Union on January 31, 2020. Under the withdrawal agreement, there is a transitional period until December 31, 2020 (extendable up to two years). Discussions between the United Kingdom and the European Union have so far mainly focused on finalizing withdrawal issues and transition agreements but have been extremely difficult to date. To date, only an outline of a trade agreement has been reached. Much remains open but the Prime Minister has indicated that the United Kingdom will not seek to extend the transitional period beyond the end of 2020. If no trade agreement has been reached before the end of the transitional period, there may be significant market and economic disruption. The Prime Minister has also indicated that the UK will not accept high regulatory alignment with the EU.
Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety, and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales, and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime that applies to products and the approval of product candidates in the United Kingdom. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, may force us to restrict or delay efforts to seek regulatory approval in the United Kingdom for our product candidates, which could significantly and materially harm our business.

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
The Trump Administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. On January 30, 2017, President Trump issued an executive order, applicable to all executive agencies, including the FDA, that requires that for each notice of proposed rulemaking or final regulation to be issued in fiscal year 2017, the agency shall identify at least two existing regulations to be repealed, unless prohibited by law. These requirements are referred to as the “two-for-one” provisions. This executive order includes a budget neutrality provision that requires the total incremental cost of all new regulations in the 2017 fiscal year, including repealed regulations, to be no greater than zero, except in limited circumstances. For fiscal years 2018 and beyond, the executive order requires agencies to identify regulations to offset any incremental cost of a new regulation. In interim guidance issued by the Office of Information and Regulatory Affairs within the Office of Management and on February 2, 2017, the administration indicated that the “two-for-one” provisions may apply not only to agency regulations, but also to significant agency guidance documents. It is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.
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
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include the Budget Control Act of 2011, which, among other things, led to aggregate reductions to Medicare payments to providers of up to 2% per fiscal year that started in 2013 and, due to subsequent legislative amendments to the statute, will stay in effect through 2029 unless additional congressional action is taken, and the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used. Further, there have been several recent U.S. congressional inquiries and proposed state and federal legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products.
Since enactment of the ACA, there have been, and continue to be, numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by President Trump on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, became effective in 2019. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” The Congress may consider other legislation to replace elements of the ACA during the next Congressional session.

The Trump Administration has also taken executive actions to undermine or delay implementation of the ACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. One Executive Order directs federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The second Executive Order terminates the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, the Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, or HHS, has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Further, on June 14, 2018, the U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued they were owed to them. This decision is under review by the U.S. Supreme Court during its current term. The full effects of this gap in reimbursement on third-party payors, the viability of the ACA marketplace, providers, and potentially our business, are not yet known.
In addition, on December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. The Trump administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018, the same judge issued an order staying the judgment pending appeal. The Trump Administration recently represented to the Court of Appeals considering this judgment that it does not oppose the lower court’s ruling. On July 10, 2019, the Court of Appeals for the Fifth Circuit heard oral arguments in this case. On December 18, 2019, that court affirmed the lower court’s ruling that the individual mandate portion of the ACA is unconstitutional and it remanded the case to the district court for reconsideration of the severability question and additional analysis of the provisions of the ACA. On March 3, 2020, the U.S. Supreme Court agreed to hear the case.. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

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

Specifically, there have been several recent U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, Congress and the Trump Administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. For example, on May 11, 2018, the Trump Administration issued a plan to lower drug prices. Under this blueprint for action, the Trump Administration indicated that HHS will: take steps to end the gaming of regulatory and patent processes by drug makers to unfairly protect monopolies; advance biosimilars and generics to boost price competition; evaluate the inclusion of prices in drug makers’ advertisements to enhance price competition; speed access to and lower the cost of new drugs by clarifying policies for sharing information between insurers and drug makers; avoid excessive pricing by relying more on value-based pricing by expanding outcome-based payments in Medicare and Medicaid; work to give Part D plan sponsors more negotiation power with drug makers; examine which Medicare Part B drugs could be negotiated for a lower price by Part D plans, and improving the design of the Part B Competitive Acquisition Program; update Medicare’s drug-pricing dashboard to increase transparency; prohibit Part D contracts that include “gag rules” that prevent pharmacists from informing patients when they could pay less out-of-pocket by not using insurance; and require that Part D plan members be provided with an annual statement of plan payments, out-of-pocket spending and drug price increases. In addition, on December 23, 2019, the Trump Administration published a proposed rulemaking that, if finalized, would allow states or certain other non-federal government entities to submit importation program proposals to FDA for review and approval. Applicants would be required to demonstrate their importation plans pose no additional risk to public health and safety and will result in significant cost savings for consumers. At the same time, FDA issued draft guidance that would allow manufacturers to import their own FDA-approved drugs that are authorized for sale in other countries (multi-market approved products).
At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.
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
We are highly dependent on the principal members of our executive and scientific teams, including Robert W. Duggan, our Chief Executive Officer, Dr. Elaine Stracker, our Interim Chief Operating Officer, and Dr. Ventzislav Stefanov, our Executive Vice President and President of Discuva. Although we have formal employment agreements with each of our executive officers, these agreements do not prevent our executives from terminating their employment with us at any time. We do not maintain “key person” insurance on any of our executive officers. The unplanned loss of the services of any of these persons could materially impact the achievement of our research, development and commercialization objectives.
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

Risks Related to Ownership of the American Depositary Shares
The prices of the ADSs may be volatile and fluctuate substantially, which could result in substantial losses for holders of the ADSs and our ordinary shares.
The market prices of the ADSs on the Nasdaq Global Market, and the implied value of the underlying ordinary shares, may be volatile and fluctuate substantially. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders of the ADSs may not be able to sell their ADSs at or above the price at which they were purchased. As of December 31, 2019, the ADSs were traded on Nasdaq and our ordinary shares were traded on AIM. On December 6, 2019, we published a circular to our shareholders notifying them of our intention to cancel the trading of our ordinary shares on AIM subject to the consent of our shareholders. On December 23, 2019, at a general meeting of shareholders, the proposal to cancel the trading of our ordinary shares on AIM was approved and on February 24, 2020, the cancellation became effective. The last day of trading of our ordinary shares on AIM was February 21, 2020. After this date, all public trading of our ordinary shares is expected to take place on Nasdaq in the form of the ADSs. One ADS is represented by five ordinary shares. We cannot predict the effect that such cancellation will have on the market price of the ADSs (if any) and it may have an adverse effect on the market price of the ADSs.
The market price for the ADSs may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	results of clinical trials of ridinilazole and any other product candidate that we develop;

•	results of clinical trials of product candidates of our competitors;

•	changes or developments in laws or regulations applicable to ridinilazole and any other product candidates that we develop;

•	our entry into, and the success of, any collaboration agreements with third parties;

•	the operation of our contract with BARDA, and whether BARDA elects to pursue its remaining option work segment beyond the base period;

•	the operation of our contract with CARB-X, and whether CARB-X elects to pursue its remaining option work segments beyond the base period;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates, products or technologies;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the biotechnology and pharmaceutical sectors;

•	regulatory or legal developments in the United States and other countries;

•	the societal and economic impact of public health epidemics, such as the ongoing COVID-19 pandemic, and government efforts to slow their spread;

•	general economic, industry and market conditions;

•	the trading volume of the ADSs on the Nasdaq Global Market; and

•	the other factors described in this “Risk Factors” section.
Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline significantly, even if our business is doing well.
Sales of a substantial number of our ADSs in the public market could occur at any time. These sales, or the perception in the market that these sales could occur, could cause the market price of the ADSs to decline. The ADSs may be freely sold in the public market at any time to the extent permitted by Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, or to the extent such shares have already been registered under the Securities Act and are held by non‑affiliates of ours. Our principal shareholder and chief executive officer, Mr. Robert W. Duggan, holds a substantial number of ADS and ordinary shares. If he sells, or indicates an intention to sell, substantial amounts of ADSs in the public market, the trading price of the ADSs could decline.
Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline significantly, even if our business is doing well.
Sales of a substantial number of our ADSs in the public market could occur at any time. These sales, or the perception in the market that these sales could occur, could cause the market price of the ADSs to decline. The ADSs may be freely sold in the public market at any time to the extent permitted by Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, or to the extent such shares have already been registered under the Securities Act and are held by non‑affiliates of ours. Our principal shareholder and chief executive officer, Mr. Robert W. Duggan, holds a substantial number of ADS and ordinary shares. If he sells, or indicates an intention to sell, substantial amounts of ADSs in the public market, the trading price of the ADSs could decline.
Of the securities of ours that are owned by Mr. Duggan, the 166,157,050 ordinary shares he purchased from us in December 2019 are "restricted securities" under the Securities Act but may be resold in compliance with Rule 144 of the Securities Act, subject to compliance with the holding period requirements and the volume limitations applicable to affiliates. On January 14, 2020, Mr Duggan sold a total of 33,321,870 of these restricted securities, which means he now holds 132,835,180 of these restricted securities. Separately, on June 12, 2019, we filed a registration statement covering the resale by Mr. Duggan of the 15,625,000 ADSs he purchased from us in January 2019. Furthermore, we have agreed to use commercially reasonable efforts to keep such registration statement continuously effective, subject to certain limited exceptions, until the earliest of the date on which all ADSs covered by such registration statement have been sold or may be resold pursuant to Rule 144 of the Securities Act without restriction, or the fifth anniversary of January 9, 2019. Mr. Duggan may resell such ADSs from time to time under this registration statement. If Mr. Duggan, any of our directors, officers or other major shareholders seek to sell substantial amounts of ADSs, particularly if these sales are in a rapid or disorderly manner, or other investors perceive that these sales could occur, the market price of the ADSs could decrease significantly.
Our principal shareholder and chief executive officer maintains the ability to control or significantly influence all matters submitted to shareholders for approval.
As of April 1, 2020, Mr. Duggan beneficially owned, in the aggregate, ordinary shares and ADSs representing approximately 62.8% of our outstanding share capital. Mr. Duggan is able to control or significantly influence all matters submitted to our shareholders for approval, as well as our management and affairs. For example, Mr. Duggan is able to control or influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. In addition, Mr. Duggan is able to unilaterally prevent the passing of any special resolution proposed at a general meeting of company, as the passing of any special resolution requires a three-quarters majority of votes cast. This concentration of voting power could delay or prevent an acquisition of our company on terms that other holders of ADSs and ordinary shares may desire. As a member of the board of directors, Mr. Duggan will adhere to the corporate governance standards adopted by the company.
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

For example, we are exempt from regulations of the Nasdaq Stock Market that require listed companies organized in the United States to:

•	have a majority of the board of directors consist of independent directors;

•	require non-management directors to meet on a regular basis without management present;

•	adopt a code of conduct and promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;

•	have an independent compensation committee;

•	have an independent nominating committee;

•	have an independent audit committee consisting of at least three members;

•	solicit proxies and provide proxy statements for all shareholder meetings;

•	review related party transactions; and

•	seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

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

We expect to lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As a “foreign private issuer” we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under SEC rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2020.

In the future, we would lose our foreign private issuer status if a majority of our ordinary shares (including those represented by ADSs) are owned by U.S. shareholders and a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Currently a majority of our ordinary shares (including those represented by ADSs) are owned by U.S. shareholders, and a majority of our directors are U.S. citizens. Therefore, we expect to determine at our next determination date on June 30, 2020, that we are no longer a foreign private issuer. As a result, we expect that we will be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act, as well as the rules of the Nasdaq Stock Market, applicable to U.S. domestic issuers as of January 1, 2021. The regulatory and compliance costs to us under applicable U.S. securities laws as a U.S. domestic issuer may be significantly higher than our current regulatory and compliance costs. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to report our results under U.S. Generally Accepted Accounting Principles, rather than under International Financial Reporting Standards, as a domestic registrant. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with corporate governance practices required for U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we expect to lose our ability to rely upon exemptions from certain corporate governance requirements of the Nasdaq Stock Market that are available to foreign private issuers.
As a “controlled company” under the listing requirements of the Nasdaq Stock Market, we have an exemption from certain corporate governance requirements, which could adversely affect our shareholders by denying them certain rights and protections.
Mr. Duggan owns more than a majority of the voting power of our outstanding ordinary shares. Under the Nasdaq Stock Market listing requirements, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company.” We have in the past, and we expect in the future, to rely on the “controlled company” exemptions under the Nasdaq Stock Market listing requirements. For example, a majority of the members of our board of directors are not independent directors, and in the past our remuneration and nominating and corporate governance committees did not consist entirely of independent directors. Accordingly, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors.We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company until December 31, 2020, or such earlier time that we are no longer an emerging growth company. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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

However, for as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies as described in the preceding risk factor. We may remain an emerging growth company until December 31, 2020, although if the market value of our share capital held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have annual gross revenues of $1.07 billion or more in any fiscal year, we would cease to be an emerging growth company as of December 31 of the applicable year. We also would cease to be an emerging growth company if we issue more than $1.0 billion of non-convertible debt over a three-year period.

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
Based on our estimated gross income, the average value of our gross assets and the nature of our business, taking into account the market price of the ADSs, we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2019, or any prior taxable year, and we do not presently expect to be a PFIC during our tax year ending December 31, 2020. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes (1) in any taxable year in which at least 75% of its gross income is passive income or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income and (2) as to a given holder who was a holder in such year and regardless of such corporation’s income or asset composition in any subsequent taxable year unless, as to that holder, certain elections are made that can entail substantial tax costs to that holder. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and from sales of property that produced, or was held for the production of, passive income (or no income). Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, in many cases the gross value of our assets may be inferred from the market price of the ADSs, which fluctuate and which may fluctuate considerably given that market prices of biotechnology companies have been especially volatile. In other cases, factors external to our specific circumstances may make the presumptive relationship between the gross value of our assets and our market capitalization unreliable, in which case the gross value of our individual assets, based upon valuation methods suitable for use in U.S. federal tax matters (the choice of which may vary from taxable year to taxable year), will govern the determination of our status. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held the ADSs, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Item 10.E Taxation.”
U.S. investors may have difficulty enforcing civil liabilities against us, certain of our directors or members of senior management and the experts named in this Transition Report.
Certain of our directors, members of our senior management and some of the experts named in this Transition Report are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Further, there is doubt as to whether English courts would enforce certain civil liabilities under U.S. securities laws pursuant to judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.
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
Under current U.K. law, a company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be paid. Therefore, we must have distributable profits before issuing a dividend. We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Accordingly, other than through the sale of the ADSs or our ordinary shares via conversion into ADSs, holders of such securities are unlikely to receive a return in the foreseeable future.
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
If equity research analysts stop publishing research or reports about our business or if they issue unfavorable commentary or downgrade the ADSs, the price of the ADSs could decline.
The trading market for the ADSs relies in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of the ADSs could decline if one or more equity research analysts downgrades such securities or if analysts issue other unfavorable commentary about us or our business. In addition, if one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading prices and trading volumes of the ADSs to decline.
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
Our management has broad discretion in the use of our cash and cash equivalents and could spend our cash in ways that do not improve our results of operations or enhance the value of the ADSs. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the market price of the ADSs to decline and delay the development of our product candidates.

Item 4: Information on the Company
A. History and Development of the Company
We were founded in January 2003 under the name Summit Corporation plc, and we changed our name to Summit Therapeutics plc on February 19, 2015. We are a public limited company incorporated under the laws of England and Wales with the Registrar of Companies of England and Wales, United Kingdom. Our principal office is located at 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire, OX14 4SB, and our telephone number is +(44) 1235 443 939. Our U.S. operations are conducted by our wholly owned subsidiary Summit Therapeutics Inc., a Delaware corporation. Our American Depositary Shares have traded on the Nasdaq Global Market since March 2015, under the symbol “SMMT.” We canceled the admission of our ordinary shares to trading on AIM, a sub-market of the London Stock Exchange, on February 24, 2020, and our shares are now traded exclusively on Nasdaq.

Our website address is www.summitplc.com. The information contained on, or that can be accessed from, our website does not form part of this Transition Report. Our agent for service of process in the United States is C T Corporation System, 111 Eighth Avenue, New York, New York 10011.
In the period from February 1, 2017, through December 31, 2019, we invested a total of £0.8 million in equipment and facilities.
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

B. Business
Overview
We are a biopharmaceutical company focused on the discovery, development and commercialization of novel antibiotics for serious infectious diseases. We are conducting a Phase 3 clinical program focused on the infectious disease C. difficile infection, or CDI. We are also seeking to expand our product candidate portfolio through the development of new mechanism, precision antibiotics using our proprietary Discuva Platform.

Ridinilazole for Clostridioides difficile Infection
Our lead CDI product candidate is ridinilazole (formerly SMT19969), an orally administered small molecule antibiotic. We dosed the first patient in our Phase 3 clinical trials of ridinilazole for CDI in February 2019. The Phase 3 clinical program consists of two Phase 3 clinical trials that are each designed to assess, as their primary endpoint, the superiority of ridinilazole compared to vancomycin in sustained clinical response, or SCR, which is defined as clinical cure based on the resolution of diarrhea at the assessment of cure, or AOC, visit on day 12 and no recurrence of CDI within 30 days after the end of treatment. We have also included other endpoints as well as health economic outcome measures.
Ridinilazole is designed to selectively target Clostridioides difficile (previously known as Clostridium difficile), or C. difficile, bacteria while preserving the microbiome and thereby reduce CDI recurrence rates, which is the key clinical issue in the disease. The FDA has designated ridinilazole as a qualified infectious disease product, or QIDP, and the FDA granted ridinilazole fast track designation. In 2019, the Centers for Disease Control and Prevention of the U.S. Department of Health and Human Services, or CDC, published an update of its 2013 report reviewing antibiotic resistance threats to the United States. This updated report continued to highlight that CDI poses an immediate public health threat that requires urgent and aggressive action, and is one of four bacterial pathogens with this threat status.
CDI is a bacterial infection of the colon that produces toxins causing inflammation of the colon and severe diarrhea. CDI can also result in more serious disease complications, including pseudomembranous colitis, bowel perforation, toxic megacolon and sepsis. CDI typically develops following the use of broad-spectrum antibiotics that can cause widespread damage to the microbiome, or the natural gut flora, and allow overgrowth of C. difficile bacteria. CDI represents a serious healthcare issue in hospitals, long-term care homes and in the wider community.
In November 2015, we reported top-line results from our double blind, randomized, active controlled Phase 2 clinical trial that evaluated ridinilazole compared to the current standard of care, vancomycin, for the treatment of CDI. The Phase 2 clinical trial exceeded its primary endpoint of non-inferiority, with ridinilazole achieving statistical superiority over vancomycin in SCR. The statistical superiority was driven by a large numerical reduction in recurrent disease compared with vancomycin. We subsequently reported that data from our Phase 2 clinical trial showed ridinilazole to be highly preserving of the gut microbiome compared to patients who received vancomycin and experienced substantial damage to their gut microbiome that for many patients persisted during the 30-day post-treatment period. Ridinilazole was well tolerated at all doses tested in the Phase 2 clinical trial.
We have been awarded a contract from Biomedical Advanced Research and Development Authority, or BARDA, an agency of the U.S. government's Department of Health and Human Services' Office of the Assistant Secretary for Preparedness and Response originally worth up to $62 million. In June 2019 and again in January 2020, BARDA increased the value of our contract such that it is now worth up to $72.5 million. Our contract with BARDA will, in part, fund our ongoing Phase 3 clinical trials and potential regulatory applications for marketing approval for ridinilazole in the United States. We have also entered into a license and commercialization agreement with Eurofarma Laboratórios S.A., or Eurofarma, pursuant to which we granted to Eurofarma exclusive rights to commercialize ridinilazole in specified countries in South America, Central America and the Caribbean. We have retained commercial rights to ridinilazole for the treatment of CDI in the rest of the world.

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
Discuva Platform
In December 2017, we expanded our activities in the field of infectious diseases with the acquisition of Discuva Limited, a privately held U.K.-based company. Through this acquisition, we obtained a bacterial genetics-based technology which we call our Discuva Platform, and which facilitates the discovery and development of new mechanism antibiotics. Our Discuva Platform can be used to help elucidate new bacterial targets for drug discovery, understand the mechanism of action of antibiotics and optimize preclinical antibiotic candidates against the propensity to develop bacterial resistance. We are using our Discuva Platform to support our plan to expand our targeted antibiotic product candidate portfolio.
Enterobacteriaceae program
We are currently developing an early-stage program targeting infections caused by the bacteria Enterobacteriaceae. We have used our Discuva Platform to identify a novel bacterial target for the potential treatment of Enterobacteriaceae infections. Enterobacteriaceae are a family of Gram-negative bacteria responsible for severe and often deadly infections. They account for a significant number of cases across a number of conditions including bloodstream infections, urinary tract infections and hospital-acquired pneumonias, and mechanisms of antibiotic resistance to Enterobacteriaceae are listed as both urgent and serious threats by the CDC. Our Enterobacteriaceae program originated from our research activities into a group of pathogens that are commonly referred to as ESKAPE pathogens that we announced in September 2018.
Neisseria gonorrhoeae program
We are currently developing an early-stage program targeting infections caused by the bacteria Neisseria gonorrhoeae, or N. gonorrhoeae. We have used our Discuva Platform to identify two new bacterial targets for the potential treatment of gonorrhea. There is a pressing need for novel antibiotics targeting gonorrhea due to increasing antibiotic resistance and a lack of new treatments. Gonorrhea has been identified as one of four urgent bacterial threats by the CDC and is classified as a high priority pathogen by the World Health Organization, or WHO. In July 2018, we were granted a sub-award of up to $4.5 million from the Trustees of Boston University under the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator program, or CARB-X. In February 2020, CARB-X increased this award by $1.2 million.
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

Our Strategy
Our goal is to become a fully integrated biopharmaceutical company focused on the discovery, development and commercialization of novel antibiotics for the treatment of serious infectious diseases. Our most advanced program targets CDI, and we have an emerging pipeline of new mechanism antibiotics. The key elements of our strategy to achieve this goal are to:
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
We hold exclusive commercialization rights for ridinilazole for all indications in the United States. If ridinilazole receives marketing approval, we intend to commercialize it initially in the United States with our own focused, specialized sales force that we have started to work on establishing. We will evaluate our options to maximize the commercial opportunity for ridinilazole in other key territories where we retain exclusive commercialization rights, including Europe and Asia. We have granted the exclusive right to commercialize ridinilazole in certain countries in South America, Central America and the Caribbean to Eurofarma in exchange for an upfront payment and specified development, commercial and sales milestones, as well as specified product supply transfer payments.
Expand our product portfolio of new mechanism antibiotics using our Discuva Platform.
We are focused on expanding our product portfolio through the identification of new mechanism antibiotics that target pathogens that are classified as posing serious or urgent healthcare threats by organizations such as the CDC and WHO. We are using our proprietary Discuva Platform that includes libraries of a wide range of bacteria to facilitate the discovery and development of our new mechanism antibiotic compounds. For example, we are developing a series of new mechanism antibiotics for the potential treatment of Enterobacteriaceae infections, and a different series of new mechanism antibiotics for the potential treatment of infections caused by the bacteria N. gonorrhoeae.
Maintain and expand our leadership in the field of antibiotic research and development.
We are seeking to apply our existing knowledge and experience to position ourselves as a leader in antibiotic research and development and generate a pipeline of new mechanism antibiotics. We aim to design new mechanism, precision antibiotics that are targeted for a pathogen or infection. Precision antibiotics have the potential to preserve the healthy bacteria which make up part of the microbiome that provides natural protection against infection and helps maintain general human health. We may expand our development capabilities or product pipeline through opportunistically in-licensing or acquiring the rights to complementary products, product candidates or technologies that we believe will enhance our leadership in the field of antibiotic innovation. We believe our strategy will allow us to develop new antibiotics that are able to show meaningful advantages over existing standards of care, which will promote their use in patients and not have them held in reserve. We believe our strategy is aligned with the principles of good antibiotic stewardship.
Seek additional governmental and other third-party grants and support.
We have obtained development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations for our product candidates. For example, the Wellcome Trust Limited provided funding for ridinilazole up until the completion of our Phase 2 proof of concept clinical trial, and BARDA is providing funding, that in part, supports our ongoing Phase 3 clinical trials and regulatory development of ridinilazole. We are also receiving funding from CARB-X, and have received funding from Innovate UK, to support the development of our early-stage programs. We plan to continue to encourage these types of organizations to provide additional funding and support for our development programs.

Antimicrobial Resistance
In 2016, healthcare providers in the United States prescribed 270.2 million antibiotics, a number equivalent to 836 prescriptions per 1,000 persons. The CDC estimates that 50% of these antibiotics were used inappropriately in the outpatient setting, including 30% of which were unnecessary for treating the illness.
Overuse and misuse of antibiotics contribute to two serious public health issues: antimicrobial resistance, or AMR, and CDI.
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
Recently approved antibiotics have generally been broad-spectrum analogues of older antibiotics already in use. These antibiotics are not necessarily the most appropriate drug for a given infection and resistance has generally developed quickly after their introduction to the clinic. The Pew Trust regularly publishes a pipeline of antibiotics currently in global clinical development, and in December 2019, the Pew Trust's report showed that of the 41 antibiotics in clinical development, 13 antibiotics are in Phase 3 clinical trials, of which only three are new mechanism antibiotics.

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
Clostridioides difficile Infection Overview
Clostridioides difficile (previously known as Clostridium difficile), or C. difficile, infection is a bacterial infection of the colon that produces toxins causing inflammation of the colon and severe diarrhea. CDI can also result in more serious disease complications, including pseudomembranous colitis, bowel perforation, toxic megacolon and sepsis. CDI represents a serious healthcare issue in hospitals, long-term care homes and in the wider community. We estimate there are over one million cases of CDI each year in the United States and Europe, based on an epidemiology report on CDI that was published in 2015 by Decision Resources, a healthcare research and consulting company. In addition, from 2011-2017, CDI was associated with over 20,000 deaths each year in the United States, according to a study published in the New England Journal of Medicine in April 2020. A separate study published in 2012 in Clinical Microbiology and Infection, a peer reviewed journal published by the European Society of Clinical Microbiology and Infectious Diseases, indicated that CDI may be underdiagnosed in approximately 25% of cases. A study published in The Journal of Hospital Infection, a peer reviewed journal published by the Healthcare Infection Society, reported that CDI is two to four times more common than hospital associated infections caused by methicillin-resistant Staphylococcus aureus, a bacterium frequently associated with such infections. The Healthcare Cost and Utilization Project, a family of databases developed through a federal-state-industry partnership sponsored by the Agency for Healthcare Research and Quality of the U.S. Department of Health and Human Services, reported an approximate 3.5 fold increase in hospital stays associated with CDI between 2000 and 2008. The economic impact of CDI is significant. A study published in 2016 in BMC Infectious Diseases estimated that the total costs attributable to the management of CDI were approximately $6.3 billion per year in the United States based on a review of 42 cost studies of CDI case management that were published between 2005 to 2015.

CDI originates from a bacterium known as Clostridioides difficile, Clostridium difficile or C. difficile. C. difficile sometimes can be a harmless resident of the gastrointestinal tract. The complex community of microorganisms that make up the gut microbiome usually moderates levels of C. difficile. The gut microbiome, which includes natural gut flora, is an essential part of the normal function of the gastrointestinal tract and also has wide implications in human health, such as the proper function of the immune system. CDI typically develops following the use of broad spectrum antibiotic agents that can cause widespread damage to the gut microbiome and allow overgrowth of C. difficile. Hypervirulent C. difficile strains have also emerged and are frequently associated with more severe disease. A paper published in 2018 in the peer-reviewed journal, American Journal of Infection Control, reported that in the United States, the hypervirulent strain, ribotype 027, accounts for approximately one-fifth of all CDI cases.
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
In 2013, the CDC highlighted CDI as one of three pathogens that pose an immediate public health threat and require urgent and aggressive action. In 2019, the CDC published an updated report that continued to highlight the threat posed by CDI, with this infection classified as one of four bacterial pathogens that poses an immediate public health threat and requires urgent and aggressive action. In 2012, the Generating Antibiotics Incentives Now Act provisions of the FDA Safety and Innovation Act, or GAIN, became law. The goal of GAIN is to encourage the development of new antibiotics that treat specific pathogens, including C. difficile, which cause serious and life threatening infections.

Current CDI Treatments
Existing treatment options for CDI are limited. Currently the mostly commonly used treatments for CDI are vancomycin or off label use of metronidazole, both of which are broad-spectrum antibiotics. Broad-spectrum antibiotics may not be the most appropriate treatment for CDI because although the antibiotics reduce levels of C. difficile, they also cause significant collateral damage to the gut microbiome as a result of their broad spectrum of activity. This collateral damage to the gut microbiome leaves patients vulnerable to recurrent CDI. A review published in 2012 in the peer reviewed journal International Journal of Antimicrobial Agents reported recurrence rates of 24.0% for vancomycin and 27.1% for metronidazole. Metronidazole is frequently used in mild or moderate cases of CDI and has been associated with a number of side effects. A narrower spectrum antibiotic fidaxomicin was approved in the United States and the European Union, but it has not been shown to be superior to vancomycin in the treatment of patients with the hypervirulent strain ribotype 027. In October 2016, the FDA approved bezlotoxumab, a monoclonal antibody for use in conjunction with an antibiotic in patients who have a high risk of disease recurrence. Bezlotoxumab binds to toxin B, one of the toxins produced by the C. difficile bacteria, to neutralize its effects. In February 2018, updated guidelines on the treatment of CDI in adults and children were published in Clinical Infectious Diseases by the Infectious Diseases Society of America and Society for Healthcare Epidemiology of America. These revised guidelines recommend the use of vancomycin or fidaxomicin in preference to metronidazole in the treatment of an initial episode of CDI. Use of metronidazole is only recommended when it is not possible to access vancomycin or fidaxomicin. We believe that the current use of the broad-spectrum antibiotics vancomycin and metronidazole to treat CDI is not aligned with good antibiotic stewardship.

Ridinilazole for the Treatment of CDI
We are developing ridinilazole as an orally administered small molecule antibiotic for the treatment of CDI. Ridinilazole is designed to selectively target C. difficile bacteria while preserving the microbiome and thereby treat the initial infection and reduce CDI recurrence rates. Ridinilazole promotes good stewardship through its targeted spectrum of activity and potential to improve patient outcomes. The active ingredient in ridinilazole is a bis-benzimidazole tetrahydrate. We believe, based on preclinical studies conducted to date, that ridinilazole is part of a novel structural class of antibiotics that is distinct from the major classes of marketed antibiotics.
We are conducting a Phase 3 clinical program that is evaluating the benefits of ridinilazole compared to the current standard of care antibiotic, vancomycin, in patients with CDI. Our Phase 3 clinical program comprises two randomized, double blind, active controlled, multicenter Phase 3 clinical trials with the primary endpoint in both trials testing for superiority in sustained clinical response, or SCR, which is defined as clinical cure based on the resolution of diarrhea at the assessment of cure, or AOC, visit on day 12 and no recurrence of CDI within 30 days after the end of treatment. We refer to these two Phase 3 clinical trials as "Ri-CoDIFy 1" and "Ri-CoDIFy 2." We dosed the first patient in our Phase 3 clinical trials in February 2019. As of March 31, 2020, we had enrolled a total of 252 patients into our Phase 3 clinical trials, with a further 1,108 patients still to be enrolled. Due to the uncertainties surrounding COVID-19, we are withdrawing the expected timing of completion for the clinical trials.

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
We were awarded in September 2017 a contract from BARDA originally worth up to $62.0 million. This contract was increased by BARDA in July 2019 and again in January 2020, and it is now worth up to $72.5 million. The BARDA contract will, in part, fund our ongoing Phase 3 clinical trials of ridinilazole. We have also received $2.5 million upfront as part of our license and commercialization agreement with Eurofarma Laboratórios S.A., or Eurofarma, pursuant to which we granted to Eurofarma exclusive rights to commercialize ridinilazole in specified countries in South America, Central America and the Caribbean and are eligible to receive additional development milestones upon the achievement of staged patient enrollment targets in our ongoing Phase 3 clinical trials of ridinilazole. In February 2020, we achieved the first of these enrollment targets and triggered a milestone payment of $1.0 million from Eurofarma, and we are eligible to receive up to an additional $2.75 million in development milestones upon the achievement of additional enrollment targets. Under our license and commercialization agreement with Eurofarma, we are also eligible to receive up to an additional $21.4 million through other development milestones, commercial milestones, and one-time sales milestones based on cumulative net sales up to $100 million in the licensed territory, as well as specified product supply transfer payments. We have retained commercial rights to ridinilazole for the treatment of CDI in the rest of the world.
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

Ridinilazole Clinical Development
Phase 3 Clinical Trial Program
We are currently evaluating ridinilazole in two randomized, double blind, active controlled, multicenter Phase 3 clinical trials in patients with CDI. We refer to these two Phase 3 clinical trials as "Ri-CoDIFy 1" and "Ri-CoDIFy 2." We plan to conduct the Phase 3 clinical trials at sites located in the United States, Europe, South America, Central America, Australia, South Korea and Israel. We expect to enroll up to 680 patients into each of the Phase 3 clinical trials, and we enrolled the first patient in February 2019. As of March 31, 2020, we had enrolled a total of 252 patients into our Phase 3 clinical trials. Due to the uncertainties surrounding COVID-19, we are withdrawing the expected timing of completion for the clinical trials. We expect to report quarterly enrollment updates going forward.

Number of Patients Enrolled in Ri-CoDIFy Clinical Trials Per Quarter
125
100
75
50
25
0
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020

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
The primary objective of each of the clinical trials is to measure the efficacy of ten days of dosing with ridinilazole compared to treatment with vancomycin. The primary efficacy endpoint will test for superiority in sustained clinical response, or SCR, which is defined as clinical cure based on the resolution of diarrhea at the assessment of cure, or AOC, visit on day 12 and no recurrence of CDI within 30 days after the end of treatment, or EOT. Secondary endpoints of these clinical trials assess clinical cure at the AOC visit, SCR over 60 days post the EOT and SCR over 90 days post EOT. We will also assess the safety and tolerability of ten days of dosing of ridinilazole compared to vancomycin. We are also evaluating a number of exploratory endpoints including assessing the impact of ridinilazole on the gut microbiome of patients in the clinical trial. We are also including health economics and outcomes research, or HEOR, measures in the Phase 3 clinical trials. We are including these HEOR measures, as we believe they will help to support the commercial positioning of ridinilazole, if approved.

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
The primary objective of this clinical trial was to evaluate the efficacy of ten days of dosing with ridinilazole compared to treatment with vancomycin. The primary efficacy endpoint was non-inferiority on sustained clinical response, or SCR, which is defined as clinical cure based on the resolution of diarrhea at the test of cure, or TOC, visit on day 12 and no recurrence of CDI within 30 days after the end of treatment. The secondary efficacy endpoints were investigator assessed clinical response at the TOC visit and rate of recurrence of CDI within 30 days after the end of treatment. Secondary objectives of this clinical trial were the assessment of the safety and tolerability of ten days of dosing of ridinilazole compared to vancomycin, the plasma and fecal concentrations of ridinilazole in patients with CDI who received ridinilazole and the health status of CDI patients who received ten days of treatment of ridinilazole compared to patients who received ten days of treatment of vancomycin. We also assessed the impact of ridinilazole on the gut microbiome of patients in the clinical trial as one of a number of exploratory objectives.

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

•
Ridinilazole Restored the Metabolome. The metabolome is the complete complement of small molecules within a biological system or fluid. It is very dynamic with these small molecules being continuously absorbed, synthesized, degraded and interacting with other molecules, both within and between biological systems. Bile acids, a group of molecules that form part of the metabolome, are metabolized by bacteria within the gut. These bile acids exist in different forms that can either favor or block the regrowth of C. difficile. In the Phase 2 clinical trial, all patients showed a higher ratio of pro-C. difficile growth bile acids to anti-C. difficile growth bile acids. This was as expected since these patients all had CDI. However, during treatment, the ratio of anti-C. difficile bile acids increased in patients treated with ridinilazole, whereas patients treated with vancomycin initially showed decreases in anti-C. difficile bile acids and their stools were dominated by pro-C. difficile bile acids. By the end of treatment, ridinilazole-treated patients' bile acid ratios returned toward a healthy, non-CDI state.

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

•
Ridinilazole Significantly Improved Short- and Longer-Term Quality of Life Measures. Patients completed the EuroQol 5-Dimension questionnaire three level version (EQ-5D-3L) at baseline, day 5, day 10, day 12 and day 40 to assess the impact of treatment with ridinilazole and vancomycin on five dimensions of physical and mental health: mobility, self-care, usual activities, pain/discomfort and anxiety/depression. As early as day 5, ridinilazole-treated patients reported improvements in index scores (p=0.008), a measure that combines scores from the five domains and visual analogue scale, or VAS, scores (p=0.01), which is a self-reported score of overall health. More specifically, by day 40, patients treated with ridinilazole had improved significantly more than patients treated with vancomycin in anxiety and depression measures. In addition, while both treatment arms showed significant improvements in pain and discomfort with treatment, by day 10, fewer patients treated with ridinilazole reported issues than did those treated with vancomycin. We believe these findings support the potential for the benefits of treatment with ridinilazole to extend beyond clinical benefits to the overall wellbeing of the patient.

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
The primary efficacy objective of this clinical trial was to determine the safety and tolerability of ten days of dosing with 200 mg of ridinilazole compared to dosing with 200 mg of fidaxomicin. The secondary objectives of the clinical trial were to assess the following:

•	the plasma pharmacokinetics of ridinilazole in patients with CDI;

•	the qualitative and quantitative effect of ridinilazole and fidaxomicin on the gut microbiome;

•	the plasma, urine and fecal concentrations of ridinilazole and its metabolites; and

•	the efficacy of ten days of dosing with ridinilazole compared to fidaxomicin for the treatment of CDI.
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

•
Comparable Rates of Sustained Clinical Response. We observed that seven of the 14 ridinilazole-treated patients and six of the 13 fidaxomicin-treated patients were cured at the end of treatment and did not have a recurrence of CDI within the following 30 days to achieve a sustained clinical response. The trial was however not designed for efficacy comparisons due to the small number of patients enrolled, and so we believe no conclusions on efficacy should be made based solely on these data.

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

•
Ridinilazole was Highly Selective for Total Clostridia Bacteria with Minimal Impact on Other Natural Gut Flora. We measured levels of bacteria in fecal samples from Part 2 of the clinical trial for gut microbiome composition on the day prior to commencement of dosing and on days four and nine of drug administration during the clinical trial. As illustrated in the figure below, in both the 200 mg and 500 mg dose cohorts, median levels of key bacteria groups that comprise the natural gut microbiome remained relatively constant during this period and did not fluctuate substantially from baseline. The one exception was the total clostridia bacterial group. The counts of total clostridia decreased from the baseline level to zero by day four of dosing and remained at zero on day nine of dosing. C. difficile is a member of the total clostridia group. We did not detect any C. difficile viable cells or spores in the fecal samples of any of the healthy volunteer subjects at any point during the clinical trial. Bacteria levels are shown in the figure below on a logarithmic scale, which condenses the wide range of values to a format showing the relative differences in values. We believe these data, which are consistent with the data from our preclinical studies, support the highly selective antibiotic effect of ridinilazole.

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

•
Targeted Spectrum of Activity. We conducted in vitro testing of ridinilazole, vancomycin, metronidazole and fidaxomicin against a wide panel of bacteria that are commonly found in the gut microbiome and are necessary for normal function of the gastrointestinal tract and also have wide implications on human health, such as the proper function of the immune system. As illustrated in the figure below, in this study ridinilazole had a minimal antibiotic effect against these beneficial bacterial groups. Ridinilazole also displayed higher selectivity for C. difficile in this study as compared to vancomycin, metronidazole and fidaxomicin. In vitro potency is measured by determining the concentration of a drug (in micrograms per liter) needed to inhibit the growth of 90% of the bacterial strains being tested, referred to as a MIC90 measurement. A high number, typically higher than 256, indicates a weak antimicrobial effect, and a low number, typically less than eight, indicates a potent antimicrobial effect. We believe that the targeted spectrum of activity for ridinilazole seen in this study compared to the relatively broad spectrum of activity of other antibiotics indicates the potential for ridinilazole to selectively target C. difficile bacteria while preserving the microbiome and thereby reduce CDI recurrence rates.

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

Infectious Diseases Pipeline
We are seeking to build a pipeline of new antibiotics focused on treating patients with serious bacterial infections where there is a substantial unmet need and where we believe we have the ability to show meaningful advantages over current treatments. In December 2017, we expanded our activities in this field when we acquired Discuva Limited, a privately held U.K.-based company. Through this acquisition, we obtained our bacterial genetics-based Discuva Platform that facilitates the discovery and development of new mechanism, precision antibiotics. With this acquisition, we believe we are better placed to advance additional potential drug treatments for patients with serious bacterial infections. We are currently developing early-stage programs targeting infections caused by Enterobacteriaceae and Neisseria gonorrhoeae using our Discuva Platform.
Discuva Platform
Our Discuva Platform is a genetics-based technology that can be used throughout the stages of drug discovery from hit to lead through candidate selection. Our Discuva Platform aligns modified bacterial transposon mutagenesis with next generation sequencing and a proprietary end user interface.
The Discuva Platform uses pathogen specific transposons. Transposons are small segments of DNA that are capable of replicating and inserting copies of DNA at random sites in the same or a different chromosome. Our pathogen specific transposons have three different activating promoters to drive bacterial gene upregulation, to cause gene disruption, or cause the downregulation of bacterial gene expression. There is normally a single transposon insertion per genome. The density of transposon insertion at the different genomic loci is determined in the whole library with insertion rates potentially being as high as every two to three base pairs.
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
We believe that our Discuva Platform has three principal uses:
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
Enterobacteriaceae program
We are developing our DDS-04 series of new mechanism antibiotics for the potential treatment of infections caused by the bacteria Enterobacteriaceae. We identified the DDS-04 series using our Discuva Platform. Enterobacteriaceae account for a significant number of cases across conditions including bloodstream infections, complicated urinary tract infections and pneumonias. We estimate that there are more than one million infections in the United States annually caused by Enterobacteriaceae across these three conditions based on data published in 2018 in the Journal of Antimicrobial Chemotherapy, 2016 in the Journal of Molecular Science, 2014 in the National Healthcare Safety Network, 2014 and 2018 in the New England Journal of Medicine, 2015 in Nature Reviews Microbiology, 2012 in World Journal of Urology and 2014 in PLOS One. Increasing resistance has rendered many marketed antibiotics ineffective against these bacteria with two of the most alarming antibiotic resistance trends being extended-spectrum beta-lactamase, or ESBL, producing Enterobacteriaceae, and carbapenem-resistant Enterobacteriaceae, or CRE.
Our Enterobacteriaceae program originated from our research activities into a group of pathogens that are commonly referred to as ESKAPE pathogens that we announced in September 2018. Our DDS-04 series comprise targeted-spectrum compounds that act via a novel and clinically unexploited target, LolCDE. In April 2019, we reported data that showed our DDS-04 series to be rapidly bactericidal and highly potent across globally diverse Enterobacteriaceae strains, including multi-drug resistant isolates. In July 2019, we reported initial, positive proof of concept data on our DDS-04 series from in vivo models of sepsis, urinary tract infection and pneumonia, with further data presented in September 2019. Our DDS-04 series has also shown a low propensity for resistance development and did not show cross resistance with existing classes of antibiotics in our research studies. We believe that this suggests our DDS-04 series has the potential to overcome known resistance mechanisms.
Gonorrhea program
We are developing our DDS-01 series of new mechanism antibiotics for the potential treatment of infections caused by the bacteria Neisseria gonorrhoeae, or N. gonorrhoeae. We identified the DDS-01 series using our Discuva Platform. There is an urgent unmet need for the development of new antibiotics against N. gonorrhoeae. It is estimated by the WHO that there are approximately 78 million new cases of gonorrhea globally per year. N gonorrhoeae has consistently developed resistance to each class of antibiotics recommended for the treatment of gonorrhea infections, and there is now only one treatment that is recommended by the CDC, a combination of the cephalosporin antibiotic ceftriaxone and the macrolide antibiotic azithromycin. The WHO ranks gonorrhea as a “high” priority for research and development investment into the search for antibiotics that are effective against N. gonorrhoeae, while the CDC states that due to the increased problems with resistance, additional treatment options are urgently needed. We believe the DDS-01 series has an encouraging profile as a new class of antibiotics for the treatment of gonorrhea. The DDS-01 series has a new mechanism of action that targets cell division, and it has shown high potency and rapid bactericidal effect against a range of N. gonorrhoeae strains including ones that are multi-drug resistant and extensively-drug resistant in microbiology studies. We have also used our Discuva Platform to test the DDS-01 series for its likelihood to develop resistance towards N. gonorrhoeae; the DDS-01 series shows a very low potential for development of resistance with no spontaneous N. gonorrhoeae resistant mutants isolated to date from in vitro microbiology studies.

In September 2018, we nominated SMT-571 from the DDS-01 series as our preclinical candidate for progression into IND enabling studies. In December 2019, we announced that the focus of our gonorrhea program had moved from SMT-571 to other related compounds from the DDS-01 series as part of the ongoing preclinical studies as we seek to identify and advance an optimal candidate from the DDS-01 series into human clinical trials.
In July 2018, we were granted a sub-award of up to $4.5 million from the Trustees of Boston University under the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator program, or CARB-X. CARB-X is a public private partnership dedicated to accelerating antibacterial research and development to address the rising global threat of drug resistant bacteria. In February 2020, CARB-X increased the value of this award by up to $1.2 million, with the total value of the award now worth up to $5.7 million. Our award from CARB-X, if funded in full, could support the advancement of a lead clinical candidate in our gonorrhea program through the end of a Phase 1 clinical trial.
In June 2018, we announced the identification of a second novel target to kill N. gonorrhoeae that is distinct from the one targeted by the DDS-01 series, along with the discovery of a promising new series of compounds that may have activity against this target. The development of this second series of early-stage compounds has been supported, in part, by a grant from Innovate UK. We have currently put on hold our research on this second novel target in order to focus our resources on the development of the identification of a lead clinical candidate from the DDS-01 series.
Screening Research Program
We have an early-stage research and development screening program targeting different pathogens. This includes a group of bacteria called the ESKAPE pathogens. The ESKAPE pathogens are the bacteria Enterococcus faecium, Staphylococcus aureus, Klebsiella pneumoniae, Acinetobacter baumannii, Pseudomonas aeruginosa and Enterobacter spp., and collectively, they represent the leading cause of hospital acquired infections around the world. They are subject to increasing rates of resistance to existing antibiotic classes, creating a major unmet medical need. We used our Discuva Platform to identify the DDS-04 series of new mechanism antibiotics to potentially treat Enterobacteriaceae. We continue to use our Discuva Platform to identify novel bacterial targets against the ESKAPE pathogens, as well as other pathogens that represent a healthcare threat, and support the identification and development of other new mechanism antibiotics against these bacteria.

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

Our Collaborations and Funding Arrangements
BARDA
In September 2017, we were awarded a contract from the Biomedical Advanced Research and Development Authority, or BARDA, to fund, in part, the clinical and regulatory development of ridinilazole for the treatment of infections caused by C. difficile. The contract includes a base period with federal government funding of approximately $32 million. In addition, there are three option work segments that, if exercised in full by BARDA, would increase the total federal government funding under the contract to approximately $62 million. In August 2018, BARDA exercised one of the option work segments worth $12 million. In June 2019, BARDA increased the total value of the funding contract to up to $63.7 million and also exercised a second option work segment worth $9.6 million. In January 2020, BARDA increased the contract by a further $8.8 million with this additional funding to support a new clinical trial in adolescent patients. This increased the total value of the funding contract to up to $72.5 million and brought the total amount of committed BARDA funding to $62.4 million. As of December 31, 2019, an aggregate of $38.6 million of the total committed BARDA funding has been received. The contract provides for a cost-sharing arrangement under which BARDA funds a specified portion of estimated costs for the continued clinical and regulatory development of ridinilazole for CDI. Under this cost sharing arrangement, we are responsible for a portion of the costs associated with each segment of work, including any costs in excess of the estimated amounts.
During the base period of the contract, BARDA agreed to fund, in part, activities for our two Phase 3 clinical trials of ridinilazole, which included obtaining requisite regulatory approvals for the opening of trial sites, arranging for the manufacture of clinical supply of ridinilazole and engaging third-party contract research organizations to conduct the clinical trials including initial patient enrollment and treatment. The three option work segments, if exercised in full, would provide for up to an additional $30 million of funding from BARDA and would support the development of ridinilazole through to potential submission of applications for marketing approval. In August 2018, one of these three option work segments was exercised by BARDA with the $12 million in funding to be drawn down to specifically support drug manufacturing activities required for the submission of marketing approval applications and other regulatory activities. In June 2019, a second of these three option work segments was exercised by BARDA with the $9.6 million in funding to be drawn down to support patient enrollment and dosing in the ongoing Phase 3 clinical trials of ridinilazole. Activities to be covered by the remaining option work segment include the preparation, submission and review of applications for marketing approvals of ridinilazole for CDI in the United States.
The remaining option work segment is an independent, discrete work segment that is eligible to be exercised, in BARDA’s sole discretion, upon the completion of agreed-upon milestones and deliverables. If this option work segment is exercised by BARDA, the contract would run into 2022, unless extended by us and BARDA.
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
Unless earlier terminated, the revenue sharing agreement will expire upon the later of the expiration of the last patent or patent application covering ridinilazole; the expiration of any agreement or payment obligations entered into by ourselves with a third party relating to the Exploitation of ridinilazole; or the expiration of any payment obligations owed to the Wellcome Trust relating to the Exploitation of ridinilazole. In addition, each party has the right to terminate the revenue sharing agreement if the other party materially breaches the agreement, and the breach remains uncured for a specified period or the breach is uncurable, or if the other party experiences specified insolvency related events.

Discuva Limited Acquisition
Share Purchase Agreement
In December 2017, we entered into a share purchase agreement with the shareholders of Discuva, a private limited company organized under the laws of England and Wales pursuant to which we acquired all of the outstanding share capital of Discuva. Discuva was a discovery-stage company with a bacterial genetics-based platform that facilitates the discovery and development of new mechanism antibiotics.
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

Under the terms of the share purchase agreement, the Discuva shareholders agreed, subject to certain limited exceptions, to a lock-up period during which they will not sell, transfer or otherwise dispose of, or create any encumbrance over any of, the ordinary shares received as consideration; this lock-up period expired in September 2018. Following the lock-up period, each of the Discuva shareholders agreed for a period of twelve months to only dispose of their ordinary shares in accordance with certain orderly market undertaking provisions specified in the share purchase agreement, which, among other things, limited the number of ordinary shares each seller was permitted to dispose of during such twelve-month period. This orderly market undertaking expired in September 2019.
The share purchase agreement also prohibits the selling Discuva shareholders from engaging in certain business activities which are competitive with the business of Discuva at the time of the transaction and from soliciting customers or hiring employees of Discuva, subject to certain limited exceptions as set forth in the agreement, for a period of two years following the date of the agreement. This prohibition expired in December 2019.
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
Financial terms
Under the terms of the license agreement, we received an upfront payment of $2.5 million and are entitled to receive additional development milestones upon the achievement of staged patient enrollment targets in the licensed territory in one of our two ongoing Phase 3 clinical trials of ridinilazole. In February 2020, we achieved the first of these patient enrollment targets to trigger a milestone payment of $1.0 million, and we are eligible to receive up to an additional $2.75 million in development milestones upon the achievement of additional staged enrollment targets. We are also eligible to receive up to $21.4 million in development, commercial and sales milestones when cumulative net sales equal or exceed $100.0 million in the licensed territory. Each subsequent achievement of an additional $100.0 million in cumulative net sales will result in us receiving additional milestone payments, which, when combined with anticipated product supply transfer payments from Eurofarma paid to us in connection with a commercial supply agreement to be entered into between the two parties, will provide payments estimated to range from a mid- to high-teens percentage of cumulative net sales in the licensed territory. We estimate such product supply transfer payments from Eurofarma will range from a high single-digit to low double-digit percentage of cumulative net sales in the licensed territory.
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

CARB-X
In July 2018, we were granted a sub-award of up to $4.5 million from the Trustees of Boston University under the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator program, or CARB-X to fund, in part, the development of new mechanism antibiotics for the potential treatment of infections caused by gonorrhea. Under our CARB-X award, we received an initial $2.0 million in funding from CARB-X in July 2018. In February 2020, CARB-X increased the value of the initial funding by $1.2 million, which means the award for the initial period is now worth up to $3.2 million, with the total award worth up to $5.7 million. The remaining $2.5 million is split into two option segments, which may be exercised by CARB-X upon the achievement of certain development milestones. If exercised in full, this funding could support the development of a selected gonorrhea candidate through the end of a Phase 1 clinical trial.

Sarepta Therapeutics, Inc.
In October 2016, we entered into an exclusive license and collaboration agreement with Sarepta, pursuant to which we granted Sarepta the exclusive right to commercialize products in our utrophin modulator pipeline for the treatment of Duchenne muscular dystrophy in certain specified territories in exchange for upfront, development, regulatory and sales milestones, as well as future royalties on product sales.
In June 2018, we announced the discontinuation of the development of ezutromid after its Phase 2 clinical trial called PhaseOut DMD did not meet its primary or secondary endpoints. Effective as of August 2019, the agreement with Sarepta was terminated with no material ongoing obligations for either party.

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
MGB Biopharma Limited is developing MGB-BP-3, a novel antibiotic, which is in an open label, exploratory Phase 2a clinical trial. Top-line results from the full trial expected in early 2020.
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
Fecal biotherapy aims to recolonize the bacteria that comprise the natural gut microbiome and would also be adjunctive therapy to antibiotics. Fecal biotherapy approaches in development include SER-109 and SER-262, which are being developed by Seres Therapeutics Inc., formerly Seres Health, Inc., and RBX2660, which was originally being developed by Rebiotix Inc., prior to Rebiotix being acquired by Ferring Pharmaceuticals in April 2018. Seres reported interim results from a Phase 2 trial in 2016 in which SER-109 missed its primary efficacy endpoint; a Phase 3 clinical trial of SER-109 was commenced in June 2017 and top-line study results are expected to be reported in the second half of 2020. Seres reported results from a Phase 1b clinical trial of SER-262 in patients with CDI in August 2018 and indicated these findings will inform the future development of SER-262. In April 2017, Rebiotix reported positive top-line data from an open-label Phase 2 clinical trial of RBX2660 and enrollment into a Phase 3 clinical trial of RBX2660 completed in February 2020. Finch Therapeutics Group Inc is developing the fecal biotherapy CP101, which is being evaluated in a Phase 2 clinical trial in patients with CDI; top line data are expected to be reported in 2020. Synthetic Biologics, Inc., is developing ribaxamase, an oral enzyme designed to degrade certain IV beta-lactam antibiotics within the GI tract to preserve the natural balance of the microbiome and reduce the risk of colonization by bacteria, including C. difficile. In January 2017, it was reported that ribaxamase met its primary endpoint in a Phase 2b clinical trial; Phase 3 clinical trials are currently planned. Da Volterra is developing DAV132, a colon-targeted adsorbent designed to protect the gut microbiome of patients against antibiotic-induced disruption. DAV132 met its primary endpoint related to safety of DAV132 in a Phase 2 clinical trial, announced in February 2020.

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
All of our product candidates are organic compounds of low molecular weight and are referred to as small molecules. We have selected these compounds based on their potential efficacy and safety, although they are also associated with reasonable cost of goods, ready availability of starting materials and ease of synthesis. We believe that the chemistry for ridinilazole is amenable to scale-up. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.

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
As of March 1, 2020, we owned or exclusively licensed a total of six U.S. patents, one U.S. patent application, four European patents and one European patent application, including original filings, continuations and divisional applications, as well as numerous other foreign counterparts to these U.S. and European patents and patent applications.
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

•
two granted U.S. patents, a granted European patent and a pending, allowed, European divisional application covering second generation agents for the treatment of CDI, which are scheduled to expire in 2031;

•	a pending U.K. priority application covering polymorphs of ridinilazole; and

•	a pending U.K. priority application covering processes for producing ridinilazole.
While patent protection is not available for composition of matter claims that only recite the API for ridinilazole, protection may be available for the pharmaceutical compositions comprising ridinilazole as well as other forms thereof such as hydrates (and indeed claims have been secured for the latter in both Europe and the United States).
As of March 1, 2020, we owned a total of one U.S. patent and one European patent and a number of pending patent applications, including original filings and continuations, as well as numerous other foreign counterparts to these U.S. and European patents and patent applications, covering the genetics-based technology platform acquired in connection with the Discuva acquisition. We also have two families of pending patent applications covering potential antibiotic and antibacterial compounds that are being identified and developed using our Discuva Platform. One of these patent families relating to antibacterial compounds contains a single pending international patent cooperation treaty, or PCT, application. This PCT application is due to enter national/regional phase in May 2020. The other patent family relating to antibiotic compounds entered national/regional phase in 2019, and contains multiple pending national/regional applications in territories including the United States and Europe.
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
We expect to commercialize ridinilazole in the United States with our own focused, specialty sales force. We have started work on establishing our own specialist sales force by making a small number of hires. Under the terms of our exclusive license and commercialization agreement with Eurofarma, we have granted Eurofarma the exclusive right to commercialize ridinilazole in certain countries in South America, Central America and the Caribbean. We have retained commercialization rights in all other territories, including in the United States and Europe.
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
Information about clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website. Similar requirements for posting clinical trial information are present in the European Union (EudraCT) website: https://eudract.ema.europa.eu/ and other countries, as well.

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
For drugs intended to treat a serious or life-threatening disease or condition, the FDA must, upon the request of an applicant, meet to discuss preparation of the initial pediatric study plan or to discuss deferral or waiver of pediatric assessments. In addition, the FDA will meet early in the development process to discuss pediatric study plans with sponsors and the FDA must meet with sponsors by no later than the end-of-phase 1 meeting for serious or life-threatening diseases and by no later than ninety (90) days after the FDA’s receipt of the study plan.

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
The FDA Reauthorization Act of 2017 established new requirements to govern certain molecularly targeted cancer indications. Any company that submits an NDA three years after the date of enactment of that statute must submit pediatric assessments with the NDA if the drug is intended for the treatment of an adult cancer and is directed at a molecular target that the FDA determines to be substantially relevant to the growth or progression of a pediatric cancer. The investigation must be designed to yield clinically meaningful pediatric study data regarding the dosing, safety and preliminary efficacy to inform pediatric labeling for the product.
Submission of an NDA to the FDA
Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is subject to an application user fee, which for federal fiscal year 2020 is $2,942,965 for an application requiring clinical data. The sponsor of the approved NDA is also subject to an annual program fee, which for the fiscal year 2020 is $325,424. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.
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
Accelerated Approval Pathway
The FDA may grant accelerated approval to a drug for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.
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
In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, and its implementing regulations, as well as the Drug Supply Chain Security Act, or DSCSA, which regulate the distribution and tracing of prescription drug samples at the federal level, and set minimum standards for the regulation of distributors by the states. The PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and the DSCSA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.
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
A QIDP is defined in the GAIN Act to mean “an antibacterial or antifungal drug for human use intended to treat serious or life-threatening infections, including those caused by: (1) an antibacterial or antifungal resistant pathogen, including novel or emerging infectious pathogens;” or (2) certain “qualifying pathogens.” A “qualifying pathogen” is a pathogen that has the potential to pose a serious threat to public health (such as resistant Gram-positive pathogens, multi-drug resistant Gram-negative bacteria, multi-drug resistant tuberculosis and Clostridioides difficile) and that is included in a list established and maintained by the FDA. A drug sponsor may request the FDA to designate its product as a QIDP any time before the submission of an NDA. The FDA must make a QIDP determination within 60 days of the designation request. A product designated as a QIDP will be granted priority review by FDA and can qualify for “fast track” status.
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
The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on Good Clinical Practice, or GCP, and the related national implementing provisions of the individual E.U. Member States govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the E.U. Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual E.U. Member States and further detailed in applicable guidance documents.
In April 2014, the new Clinical Trials Regulation, (E.U.) No 536/2014 (Clinical Trials Regulation) was adopted. The Regulation was published on June 16, 2014, but has not yet become effective. The Clinical Trials Regulation will be directly applicable in all the E.U. Member States, repealing the current Clinical Trials Directive 2001/20/EC and replacing any national legislation that was put in place to implement the Directive. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.
The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “E.U. Portal and Database;” a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the appointed reporting Member State, whose assessment report is submitted for review by the sponsor and all other competent authorities of all E.U. Member States in which an application for authorization of a clinical trial has been submitted (Concerned Member States). Part II is assessed separately by each Concerned Member State. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the Concerned Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.
As of January 1, 2020, the website of the European Commission reported that the implementation of the new Clinical Trials Regulation was dependent on the development of a fully functional clinical trials portal and database, which would be confirmed by an independent audit, and that the new legislation would come into effect six months after the European Commission publishes a notice of this confirmation. The website indicated that the audit was expected to commence in December 2020.
As in the United States, similar requirements for posting clinical trial information are present in the European Union (EudraCT) website: https://eudract.ema.europa.eu/ and other countries.
PRIME Designation in the European Union
In March 2016, the European Medicines Agency, or EMA, launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises, or SMEs, may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, a dedicated Agency contact and rapporteur from the Committee for Human Medicinal Products ('CHMP') or Committee for Advanced Therapies ('CAT') are appointed early in the PRIME scheme facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.
Marketing Authorization
To obtain a marketing authorization for a product under E.U. regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the E.U. Member States (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the E.U. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted (1) a product-specific waiver, (2) a class waiver or (3) a deferral for one or more of the measures included in the PIP.
The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across the European Economic Area (i.e. the European Union as well as Iceland, Liechtenstein and Norway). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, ATMPs and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. The centralized procedure may at the request of the applicant also be used in certain other cases. We anticipate that the centralized procedure will be mandatory for the product candidates we are developing.
Under the centralized procedure, the CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 15 calendar days of receipt of a final opinion from the CHMP, the European Commission must prepare a draft decision concerning an application for marketing authorization. This draft decision must take the opinion and any relevant provisions of E.U. law into account. Before arriving at a final decision on an application for centralized authorization of a medicinal product the European Commission must consult the Standing Committee on Medicinal Products for Human Use. The Standing Committee is composed of representatives of the E.U. Member States and chaired by a non-voting European Commission representative. The European Parliament also has a related “droit de regard.” The European Parliament's role is to ensure that the European Commission has not exceeded its powers in deciding to grant or refuse to grant a marketing authorization.
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
Unlike the centralized authorization procedure, the decentralized marketing authorization procedure requires a separate application to, and leads to separate approval by, the competent authorities of each E.U. Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The referenced E.U. Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned E.U. Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned E.U. Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the European Commission, whose decision is binding on all E.U. Member States.
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
Regulatory Data Protection in the European Union
In the European Union, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance to the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abridged) application for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the E.U. market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, preclinical tests and clinical trials.
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
Regulatory Requirements after a Marketing Authorization has been Obtained
In case an authorization for a medicinal product in the European Union is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

•	Compliance with the European Union’s stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.

•
The manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable E.U. laws, regulations and guidance, including Directive 2001/83/EC, Directive 2003/94/EC, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with E.U. cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the European Union with the intention to import the active pharmaceutical ingredients into the European Union.

•
The marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union notably under Directive 2001/83EC, as amended, and E.U. Member State laws. Direct-to-consumer advertising of prescription medicines is prohibited across the European Union.

Brexit and the Regulatory Framework in the United Kingdom
On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit. Following protracted negotiations, the United Kingdom left the European Union on January 31, 2020. Under the withdrawal agreement, there is a transitional period until December 31, 2020 (extendable up to two years). Discussions between the United Kingdom and the European Union have so far mainly focused on finalizing withdrawal issues and transition agreements, but have been extremely difficult to date. To date, only an outline of a trade agreement has been reached. Much remains open, but the Prime Minister has indicated that the United Kingdom will not seek to extend the transitional period beyond the end of 2020. If no trade agreement has been reached before the end of the transitional period, there may be significant market and economic disruption. The Prime Minister has also indicated that the U.K. will not accept high regulatory alignment with the European Union.
Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety, and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime that applies to products and the approval of product candidates in the United Kingdom. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, may force us to restrict or delay efforts to seek regulatory approval in the United Kingdom for our product candidates, which could significantly and materially harm our business.
General Data Protection Regulation
The collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Union, including personal health data, is subject to the E.U. General Data Protection Regulation (GDPR), which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the U.S., and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR will be a rigorous and time-intensive process that may increase the cost of doing business or require companies to change their business practices to ensure full compliance.
Pricing Decisions for Approved Products
In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other Member States allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage health care expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.
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

Healthcare Law and Regulation
Health care providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, patient privacy laws and regulations and other healthcare laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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

•
the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to be made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pharmaceutical Insurance Coverage and Health Care Reform
In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.
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
Since enactment of the ACA, there have been, and continue to be, numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by President Trump on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, became effective in 2019. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. Further, the Bipartisan Budget Act of 2018, among other things, amended the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” The Congress may consider other legislation to replace elements of the ACA during the next Congressional session.
The Trump Administration has also taken executive actions to undermine or delay implementation of the ACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. One Executive Order directs federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. The second Executive Order terminates the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Further, on June 14, 2018, U.S. Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay more than $12 billion in ACA risk corridor payments to third-party payors who argued were owed to them. The U.S. Supreme Court is reviewing this decision during its current term. The full effects of this gap in reimbursement on third-party payors, the viability of the ACA marketplace, providers, and potentially our business, are not yet known.
In addition, on December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore, because the mandate was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. The Trump administration and CMS have both stated that the ruling will have no immediate effect, and on December 30, 2018, the same judge issued an order staying the judgment pending appeal. The Trump Administration recently represented to the Court of Appeals considering this judgment that it does not oppose the lower court’s ruling. On July 10, 2019, the Court of Appeals for the Fifth Circuit heard oral arguments in this case. On December 18, 2019, that court affirmed the lower court’s ruling that the individual mandate portion of the ACA is unconstitutional, and it remanded the case to the district court for reconsideration of the severability question and additional analysis of the provisions of the ACA. On January 21, 2020, the U.S. Supreme Court declined to review this decision on an expedited basis. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.
Further, there have been several recent U.S. congressional inquiries and proposed federal and proposed and enacted state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. At the federal level, Congress and the Trump administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs.
For example, on May 11, 2018, the Administration issued a plan to lower drug prices. Under this blueprint for action, the Administration indicated that the Department of Health and Human Services (HHS) will: take steps to end the gaming of regulatory and patent processes by drug makers to unfairly protect monopolies; advance biosimilars and generics to boost price competition; evaluate the inclusion of prices in drug makers’ ads to enhance price competition; speed access to and lower the cost of new drugs by clarifying policies for sharing information between insurers and drug makers; avoid excessive pricing by relying more on value-based pricing by expanding outcome-based payments in Medicare and Medicaid; work to give Part D plan sponsors more negotiation power with drug makers; examine which Medicare Part B drugs could be negotiated for a lower price by Part D plans, and improving the design of the Part B Competitive Acquisition Program; update Medicare’s drug-pricing dashboard to increase transparency; prohibit Part D contracts that include “gag rules” that prevent pharmacists from informing patients when they could pay less out-of-pocket by not using insurance; and require that Part D plan members be provided with an annual statement of plan payments, out-of-pocket spending and drug price increases. In addition, on December 23, 2019, the Trump Administration published a proposed rulemaking that, if finalized, would allow states or certain other non-federal government entities to submit importation program proposals to FDA for review and approval. Applicants would be required to demonstrate their importation plans pose no additional risk to public health and safety and will result in significant cost savings for consumers. At the same time, FDA issued draft guidance that would allow manufacturers to import their own FDA-approved drugs that are authorized for sale in other countries (multi-market approved products).
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

C. Organizational Structure
The following is a list of our subsidiaries:

Name of subsidiary	Country of registration	Activity	% holding
Summit (Oxford) Limited	England and Wales	Research and Development	100%
Discuva Limited	England and Wales	Research and Development	100%
Summit Therapeutics Inc.	USA	Research and Development Services	100%
Summit Corporation Limited	England and Wales	Dormant	100%
Summit (Wales) Limited	England and Wales	Dormant	100%
Summit (Cambridge) Limited	England and Wales	Dormant	100%
Summit Discovery 1 Limited	England and Wales	Dormant	100%
Summit Corporation Employee Benefit Trust Company Limited	England and Wales	Dormant	100%
MuOx Limited	England and Wales	Dormant	100%
Summit Infectious Diseases Limited	England and Wales	Dormant	100%

D. Property, Plants and Equipment

We maintain the following leased properties:

Type/Uses	Location	Size	Lease Expiry
Executive office	Oxfordshire, United Kingdom	6,781 square feet	February 2027
Executive office	Cambridge, Massachusetts	996 square feet	Rolling
Laboratory and office	Cambridge, United Kingdom	8,834 square feet	December 2021

For information about environmental issues that may affect our utilization of our facilities, please see the section of this Transition Report titled “Item 3.D. Risk Factors - Risks Related to Development and Commercialization of our Product Candidates - If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.”

Item 4A: Unresolved Staff Comments
Not applicable.

Item 5: Operating and Financial Review and Prospects
You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes thereto appearing at the end of this Transition Report. We present our consolidated financial statements in pounds sterling and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
Some information included in this discussion and analysis, including statements regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other statements regarding our plans and strategy for our business and related financing, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. You should read the “Risk Factors” section of this Transition Report for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts as of and for the eleven months ended December 31, 2019, have been translated into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2019, of £1.00 to $1.3269. All pound sterling amounts as of and for the years ended January 31, 2019, and January 31, 2018, were translated into U.S. dollars at the rate of £1.00 to $1.3135 and $1.4190 respectively. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Overview
We were founded in 2003 and are incorporated under the laws of England and Wales with the Registrar of Companies of England and Wales, United Kingdom. Our principal offices are located in the United Kingdom. Our American Depositary Shares, or ADSs, have traded on the Nasdaq Global Market since March 2015 and our ordinary shares traded on AIM, which is a sub-market of the London Stock Exchange, from October 2004 to February 2020. We canceled the admission of our ordinary shares to trading on AIM on February 24, 2020. Our historic business activities have included the research and development of drug candidates across a number of disease areas. We have also in the past provided drug discovery services to other pharmaceutical and biotechnology companies. However, we sold these drug discovery services businesses in 2009 as part of a broader restructuring initiative to focus on identifying and developing medicines in a range of major therapy areas. In 2012, we made a strategic decision to further refine our business focus and concentrate on the development of our clinical stage programs for Clostridioides difficile infection, or CDI, and Duchenne muscular dystrophy, or DMD, in order to more efficiently capitalize on the scientific and commercial potential of these programs. We expanded our future generation utrophin modulator pipeline effort in November 2013 through the formation of a strategic alliance with the University of Oxford. In 2014, we opened an office in Cambridge, Massachusetts, in order to strengthen our presence in the United States. We expect to undertake a significant proportion of our future development efforts for our clinical programs in the United States. In 2017, we acquired Discuva Limited, a U.K.-based company, providing us with access to a bacterial genetics-based technology we refer to as our Discuva Platform. In 2018, we discontinued the development of our DMD program after a Phase 2 proof of concept clinical trial of our lead utrophin modulator, ezutromid, did not meet its primary or secondary endpoints. We refocused our strategy on the discovery, development and commercialization of antibiotics for the treatment of serious infectious diseases. We are currently conducting Phase 3 clinical trials of ridinilazole (formerly SMT19969), our product candidate for the treatment of CDI. We are also seeking to expand our product candidate portfolio through the development of new antibiotics using our proprietary Discuva Platform.
To date, we have financed our operations primarily through issuances of our ordinary shares and ADSs, payments to us under our former license and collaboration agreement with Sarepta Therapeutics, Inc., or Sarepta, and our license and commercialization agreement with Eurofarma Laboratórios SA, or Eurofarma, and development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. In particular, we have received funding from the Biomedical Advanced Research and Development Authority, or BARDA, the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator program, or CARB-X, the Wellcome Trust, Innovate UK, and a number of not for profit organizations.
We have generated losses since inception. Our net loss was approximately £22.0 million for the eleven months ended December 31, 2019. Our net profit was approximately £7.5 million for the year ended January 31, 2019, and our net loss was approximately £20.2 million for the year ended January 31, 2018. As of December 31, 2019, we had an accumulated deficit of £97.6 million. The profit recorded for the year ended January 31, 2019, was due to the recognition of all remaining deferred revenue related to the Sarepta agreement following our decision to discontinue the development of ezutromid in June 2018. This recognition of deferred revenues did not impact our cash flows. We expect to incur significant expenses and increasing operating losses for at least the next several years in connection with conducting clinical trials for our lead product candidate, ridinilazole, for the treatment of CDI, conducting preclinical research and development activities and seeking marketing approval for ridinilazole in the United States as well as other geographies where we retain commercialization rights. In addition, subject to obtaining regulatory approval for ridinilazole or any of our future product candidates, we expect to incur significant commercialization expenses for product sales, marketing, distribution and outsourced manufacturing. We also incur additional costs associated with operating as a public company in the United

States. Accordingly, we will need additional financing to support our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.
A. Operating Results
Important Financial and Operating Terms and Concepts
Revenue
Revenue consists of amounts received from the license and commercialization agreement with Eurofarma Laboratórios S.A., and amounts received from the license and collaboration agreement with Sarepta Therapeutics, Inc., which was terminated in August 2019, and a research collaboration agreement with F. Hoffmann-La Roche Ltd, which ended in February 2018.
Under the terms of the agreement with Eurofarma, we received an upfront payment of $2.5 million (£1.9 million) from Eurofarma in December 2017. We are eligible to receive additional development milestones upon the achievement of staged patient enrollment targets in our ongoing Phase 3 clinical trials of ridinilazole. In February 2020, we achieved the first of these enrollment targets and triggered a milestone payment of $1.0 million from Eurofarma, and we are eligible to receive up to an additional $2.75 million in development milestones upon the achievement of additional enrollment targets. We are also eligible to receive up to an additional $21.4 million through other development milestones, commercial milestones, and one-time sales milestones based on cumulative net sales up to $100.0 million in the territory where Eurofarma has commercialization rights. Further, the agreement provides for product supply transfer payments expected to provide a return equivalent of a high single digit to low double-digit percentage of net sales. For each incremental $100.0 million in cumulative net sales achieved, we are entitled to a further milestone payment which, when combined with the aforementioned product supply transfer payments, is expected to provide a return equivalent to a mid- to high-teens percentage of net sales in the territories where we have granted Eurofarma commercialization rights.
Under the terms of the agreement with Sarepta, we received an upfront payment of $40.0 million (£32.8 million) and a development milestone payment of $22.0 million (£17.2 million), which was payable after the first dosing of the last patient in PhaseOut DMD, our Phase 2 clinical trial of ezutromid. We also agreed to collaborate with Sarepta on the research and development of our utrophin modulators, or the licensed products, pursuant to a joint development plan. We were solely responsible for all research and development costs for the licensed products until December 31, 2017. From January 1, 2018, we were responsible for 55.0% of the budgeted research and development costs related to the licensed products in the licensed territory, and Sarepta was responsible for 45.0% of such costs.
In June 2018, we announced the discontinuation of the development of ezutromid after PhaseOut DMD did not meet its primary or secondary endpoints. As a result, we updated the development period over which the revenues are recognized and deemed it to have concluded in June 2018 in line with when the development of ezutromid was discontinued. This resulted in all revenues relating to the Sarepta agreement that were previously deferred in the Statement of Financial Position being recognized in full. We continued to receive cost share income for wind-down activities in relation to PhaseOut DMD and our earlier-stage utrophin modulation development activities up until the agreement was terminated.
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
The BARDA contract provides for a cost-sharing arrangement under which BARDA funds a specified portion of estimated costs for specified activities related to the continued clinical and regulatory development of ridinilazole for the treatment of CDI. We also receive grant income from funding arrangements with CARB-X for our DDS-01 antibiotic program for the potential treatment of gonorrhea infections. Income is recognized in respect of the BARDA and CARB-X funding arrangements as the underlying research and development expenditure is incurred.

Operating Expenses
The majority of our operating expenses since inception have consisted of research and development activities and general and administrative costs.
Research and Development Expenses
Research and development expenses consist of all costs associated with our research and development activities.
These include:

•	costs incurred in conducting our preclinical studies and clinical trials through contract research organizations, including preclinical toxicology, pharmacology, formulation and manufacturing work;

•	employee related expenses, which include salary and benefits, for our research and development staff;

•	costs associated with our former strategic alliance with the University of Oxford;

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other supplies; and

•	share-based compensation expense.
We utilize our employee and infrastructure resources across multiple research projects. We track expenses related to our clinical programs and certain preclinical programs on a per project basis. We expect our research and development expenses to continue to increase as compared to prior periods as we continue to enroll our Phase 3 clinical trials of ridinilazole for the treatment of CDI, continue our early-stage research programs for the treatment of Enterobacteriaceae and gonorrhea infections, and continue our activities and initiate preclinical programs for future product candidates, including under our Discuva Platform. The timing and amount of these expenses will depend upon the outcome of our clinical trials and the associated costs. The timing and amount of these expenses will also depend on the costs associated with potential future clinical trials of our product candidates and the related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product candidate manufacturing costs.
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

	Eleven months ended		Year ended
	December 31,	December 31,	January 31,
	2019	2019	2019
	(in thousands)
CDI program	$27,801	£20,952	9,517
Antibiotic pipeline research and development costs	3,341	2,518	17,920
DMD program	333	251	1,918
Other research and development costs	9,925	7,480	9,827
Total	$41,401	£31,201	39,182

From inception to December 31, 2019, our total CDI program expenses were £62.3 million, our total antibiotic pipeline research and development expenses were £4.4 million and our total DMD program expenses were £53.5 million. We no longer expect to incur future costs related to the DMD program with the close-out activities related to ezutromid complete and the research collaboration with the University of Oxford terminated.
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
We anticipate that our general and administration expenses will continue to increase in the future as we increase our headcount to support our continued research and development and potential commercialization of our product candidates. We also anticipate continued increased accounting, audit, regulatory, compliance, insurance and investor and public relations expenses associated with being a publicly traded company in the United States. Our ADSs have traded on the Nasdaq Global Market since March 5, 2015. We canceled the admission of our ordinary shares to trading on AIM on February 24, 2020, and therefore, we only anticipate incurring future expenses associated with being a listed public company in the United States from this date.
Taxation
As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. To date, we have not recognized a deferred tax asset with respect to these tax losses because we do not consider it probable that there will be suitable taxable profits in the foreseeable future based on the evidence available against which to offset these losses. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime and are able to surrender some of our trading losses that arise from our research and development activities for a cash rebate ranging from 9.72% to 33.35% of eligible research and development expenditure. In the event we generate revenues in the future, we may benefit from the “patent box” initiative that allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. This relief applies to profits earned from April 1, 2013, and following the transitional arrangements that will phase in the relief, the rate of tax for relevant streams of revenue for companies receiving this relief will be 10%.

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
While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing at the end of this Transition Report, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

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
In relation to the license and collaboration agreement with Sarepta and the license and commercialization agreement with Eurofarma, we have assessed that the license to commercialize our intellectual property is not distinct in the context of the contract and that there is a transformational relationship between the license and the research and development activities delivered as they are highly interrelated elements of the contract. We have therefore determined that there is one single performance obligation under IFRS 15 in relation to the license granted and research and development activities which is the transfer of a license for which the associated research and development activities are completed over time. In the case of the Sarepta agreement, following our entry into the agreement, we assessed that there were a number of further performance obligations which were the research and clinical development activities relating to the future generation small molecule utrophin modulators, the license granted to commercialize in Latin America, which was at the option of Sarepta, and the cost-share arrangement. Following the discontinuation of our development of ezutromid, we were still entitled to reimbursement of a portion of the costs related to wind-down activities of terminated clinical trials, which we continued to view as a performance obligation. These performance obligations are separate and distinct from the transfer of a license for which the associated research and development activities are completed over time.
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
Recognition of Research and Development Expenses
We recognize expenses incurred in carrying out our research and development activities in line with our best estimation of the stage of completion of each separately contracted study or activity. This includes the calculation of research and development accruals or prepayments at each period to account for expenditure that has been incurred. This requires estimations of the costs to complete each study or activity and also estimation of the current stage of completion. There have been no material adjustments to estimates based on the actual costs incurred for the periods presented. In all cases, we expense the full cost of each study or activity by the time the final study report or, where applicable, product, has been received.
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
Share-based Compensation
We measure share options at fair value at their grant date in accordance with IFRS 2, “Share-based Payment.” We calculate the fair value of the share option using the Black-Scholes model. We charge the fair value to the Consolidated Statement of Comprehensive Income over the expected vesting period. In the case of options that are issued below market value, the fair value will be higher than an option granted at market value, and we recognize a larger charge for such options.
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
We may take advantage of these provisions until December 31, 2020, or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our share capital held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We have taken advantage of some reduced reporting burdens in this Transition Report. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
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
Results of Operations
Comparison of the Eleven Months Ended December 31, 2019, to the Year Ended January 31, 2019
The following table summarizes the results of our operations for the eleven months ended December 31, 2019, and the year ended January 31, 2019, together with the changes to those items:

	Period ended		Change December 2019 vs. January 2019
	December 31, 2019	January 31, 2019	Increase/(Decrease)
		(Adjusted*)
	(in thousands, except percentages)
Revenue	£583	£43,012	£(42,429)	(98.6)%
Other operating income	15,163	15,156	7	—
Operating expenses
Research and development	(31,201)	(39,182)	7,981	20.4
General and administration	(9,877)	(12,328)	2,451	19.9
Impairment of goodwill and intangible assets	—	(3,985)	3,985	100.0
Operating (loss) / profit	(25,332)	2,673	(28,005)	(1,047.7)
Finance income	4	2,788	(2,784)	(99.9)
Finance cost	(228)	(467)	239	51.2
(Loss) / profit before income tax	(25,556)	4,994	(30,550)	(611.7)
Income tax credit	3,524	2,496	1,028	41.2
(Loss) / profit for the year	£(22,032)	£7,490	(29,522)	(394.2)

* See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 Leases’ within the financial statements filed as part of this Transition Report.

Other Operating Income
Other operating income was £15.2 million for the eleven months ended December 31, 2019, as compared to £15.2 million for the year ended January 31, 2019. Other operating income for these periods primarily was related to the Group's funding contract with BARDA for the development of ridinilazole for the treatment of CDI. Specifically, the Group recognized other operating income of £13.9 million during the eleven months ended December 31, 2019, as compared to £13.1 million during the year ended January 31, 2019, from the BARDA contract.
The Group also recognized other operating income of £0.6 million during the eleven months ended December 31, 2019, related to the Group's funding arrangements with CARB-X for its gonorrhea program. In addition, £0.6 million was recognized in respect of UK Research and Development Expenditure Credits.

Revenue
Revenue was £0.6 million for the eleven months ended December 31, 2019, compared to £43.0 million for the year ended January 31, 2019.
The Group recognized £0.5 million of revenue during the eleven months ended December 31, 2019, relating to the receipt of a $2.5 million (£1.9 million) upfront payment in respect of the license and commercialization agreement signed with Eurofarma in December 2017.
Revenues in the period ended January 31, 2019, relate primarily to the Group’s license and collaboration agreement with Sarepta following the recognition of all remaining deferred revenue related to the Sarepta agreement following the Group’s decision to discontinue development of ezutromid in June 2018. This recognition of deferred revenues did not impact the Group's cash flows. The agreement with Sarepta was terminated, effective August 2019, with no material ongoing obligations for either party.

Operating Expenses
Research and Development Expenses
Research and development expenses decreased by £8.0 million to £31.2 million for the eleven months ended December 31, 2019, from £39.2 million for the year ended January 31, 2019. In real terms there was increased expenditure related to the Group's CDI program and antibiotic pipeline research and development activities, offset by decreased expenditure related to the discontinued DMD program and research and development related staffing and facilities costs.
Investment in expenses in connection with the CDI program increased by £3.1 million to £21.0 million for the eleven months ended December 31, 2019, from £17.9 million for the year ended January 31, 2019. This increase primarily related to clinical and manufacturing activities related to the Phase 3 clinical trials of ridinilazole that commenced in February 2019.
Investment in the Group's antibiotic pipeline development activities was £2.5 million for the eleven months ended December 31, 2019, compared to £1.9 million for the year ended January 31, 2019. This increase primarily relates to the ongoing research activities in relation to the DDS-01 and DDS-04 programs for gonorrhea and Enterobacteriaceae infections.
Expenses related to the DMD program decreased by £9.2 million to £0.3 million for the eleven months ended December 31, 2019, from £9.5 million for the year ended January 31, 2019. This was driven by the decision to discontinue development of ezutromid in June 2018 as well as ending all the next and future generation utrophin modulation research activities.
Other research and development expenses decreased by £2.3 million to £7.5 million during the eleven months ended December 31, 2019, as compared to £9.8 million during the year ended January 31, 2019. This was due to a decrease in staff and facilities costs related to the DMD program, a non-cash charge related to the acceleration of share-based payment expenses resulting from the surrender of share option awards and a non-cash charge for amortization of our proprietary Discuva Platform.
General and Administration Expenses
General and administration expenses decreased by £2.4 million to £9.9 million for the eleven months ended December 31, 2019, from £12.3 million for the year ended January 31, 2019. The higher expenses in the year ended January 31, 2019, were primarily due to a non-cash charge for the acceleration of share-based payment expenses resulting from the surrender of share option awards, a loss on recognition of contingent consideration payable relating to the acquisition of Discuva Limited offset by a net positive movement in exchange rate variances.

Impairment of Goodwill and Intangible Assets
As a result of discontinuing the development of ezutromid, the Group recognized an impairment charge during the year ended January 31, 2019, of £4.0 million relating to the utrophin program intangible asset and goodwill associated with the acquisition of MuOx Limited.

Finance Income
Finance income was £4,000 for the eleven months ended December 31, 2019, compared to £2.8 million for the year ended January 31, 2019. This fall in finance income related primarily to the derecognition in the prior period of the Group's financial liability on the Wellcome Trust funding arrangement, after the Group and the Wellcome Trust entered into a revenue sharing agreement in October 2017.

Finance Cost
Finance costs were £0.2 million for the eleven months ended December 31, 2019, compared to £0.5 million for the year ended January 31, 2019. This decrease was due to a reduction to £nil in the unwinding of the discount following the remeasurement of the financial liabilities on funding arrangements relating to DMD-related US not for profit organizations following the discontinuation of the development of ezutromid in June 2018.

Income Tax Credit
The income tax credit for the year ended December 31, 2019, was £3.5 million as compared to £2.5 million for the year ended January 31, 2019. This change in income tax credit was driven by an increase in the losses available to be surrendered for the period ended December 31, 2019. The level of losses available to be surrendered were restricted in the prior period due to the recognition of all remaining deferred revenue related to the Sarepta agreement following the Group's decision to discontinue the development of ezutromid in June 2018 to be eligible to receive a full research and development tax credit.

(Losses) / Profit
Loss before income tax was £25.6 million for the eleven months ended December 31, 2019, compared to a profit before income tax of £5.0 million for the year ended January 31, 2019. The profit recorded for the year ended January 31, 2019, was due to the recognition of all remaining deferred revenue related to the Sarepta agreement following the development of ezutromid being discontinued in June 2018. This recognition of deferred revenues did not impact the Group's cash flows.
Net loss was £22.0 million for the eleven months ended December 31, 2019, with a basic and diluted loss per share of 13 pence compared to a net profit of £7.5 million for the year ended January 31, 2019, with a basic and diluted earnings per share of 9 pence.

Comparison of Years Ended January 31, 2019, and 2018
The following table summarizes the results of our operations for the years ended January 31, 2019, and 2018, together with the changes to those items:

	Year ended January 31,		Change 2019 vs. 2018
	2019	2018	Increase/(Decrease)
	(Adjusted*)	(Adjusted*)
	(in thousands, except percentages)
Revenue	£43,012	£12,360	£30,652	248.0%
Other operating income	15,156	2,725	12,431	456.2%
Operating expenses
Research and development	(39,182)	(28,979)	(10,203)	(35.2)%
General and administration	(12,328)	(11,935)	(393)	(3.3)%
Impairment of goodwill and intangible assets	(3,985)	—	(3,985)	100.0%
Operating profit / (loss)	2,673	(25,829)	28,502	110.3%
Finance income	2,788	3,096	(308)	(9.9)%
Finance cost	(467)	(1,187)	720	60.7%
Profit / (Loss) before income tax	4,994	(23,920)	28,914	120.9%
Income tax credit	2,496	3,762	(1,266)	(33.7)%
Profit / (Loss) for the year	£7,490	£(20,158)	£27,648	137.2%

* See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 'Leases'’ within the financial statements filed as part of this Transition Report.

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
During the year ended January 31, 2019, the Group also recognized £0.5 million of other operating income resulting from the release of the Group's financial liabilities on funding arrangements relating to DMD-related U.S. not for profit organizations because of the discontinuation of ezutromid's development.

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
General and Administration Expenses
General and administration expenses increased by £0.4 million to £12.3 million for the year ended January 31, 2019, from £11.9 million for the year ended January 31, 2018. This increase was primarily due to a non-cash charge for the acceleration of share-based payment expenses resulting from the surrender of share option awards, a loss on recognition of contingent consideration payable relating to the acquisition of Discuva Limited, offset by a net positive movement in exchange rate variances.
Impairment of Goodwill and Intangible Assets
As a result of discontinuing the development of ezutromid, the Group recognized an impairment charge during the year ended January 31, 2019, of £4.0 million relating to the utrophin program intangible asset and goodwill associated with the acquisition of MuOx Limited.

Finance Income
Finance income was £2.8 million for the year ended January 31, 2019. This related primarily to the remeasurement of the Group’s financial liabilities on funding arrangements relating to DMD-related U.S. not for profit organizations following the discontinuation of the development of ezutromid in June 2018. Finance income was £3.1 million for the year ended January 31, 2018. This related primarily to the derecognition of the Group's financial liability on the Wellcome Trust funding arrangement, after the Group and the Wellcome Trust entered into a revenue sharing agreement in October 2017.

Finance Cost
Finance costs recognized during the year ended January 31, 2019, relate to the unwinding of the discounts associated with financial liabilities on funding arrangements and provisions. Finance costs were £0.5 million for the year ended January 31, 2019, compared to £1.2 million for the year ended January 31, 2018. This decrease was due to a reduction in the unwinding of the discount following the remeasurement of the financial liabilities on funding arrangements relating to DMD-related U.S. not for profit organizations to £nil following the discontinuation of the development of ezutromid in June 2018.

Income Tax Credit
The income tax credit for the year ended January 31, 2019, was £2.5 million as compared to £3.8 million for the year ended January 31, 2018. This change in income tax credit was driven by a reduction in the Group's accrued U.K. research and development tax credit, as there are insufficient losses to surrender for the year ended January 31, 2019, due to the recognition of all remaining deferred revenue related to the Sarepta agreement following the Group's decision to discontinue the development of ezutromid in June 2018, to be eligible to receive a full research and development tax credit. This movement was offset by the release of deferred tax liabilities associated with the impairment of goodwill and amortization of intangible assets.
The Group's net corporation tax receivable includes research and development tax credits receivable on qualifying expenditure in respect of previous financial years. The Group anticipates that it will receive these research and development tax credit payments in the first half of 2019, after receiving confirmation of intention to pay from the HM Revenue & Customs, or HMRC, in March 2019.

Profit / (Losses)
Profit before income tax was £5.0 million for the year ended January 31, 2019, compared to a loss before income tax of £23.9 million for the year ended January 31, 2018. The profit recorded for the year ended January 31, 2019, was due to the recognition of all remaining deferred revenue related to the Sarepta agreement following the Group's decision to discontinue the development of ezutromid in June 2018. This recognition of deferred revenues did not impact the Group's cash flows.
Net profit was £7.5 million for the year ended January 31, 2019, with a basic and diluted profit per share of 9 pence compared to a net loss of £20.2 million for the year ended January 31, 2018, with a basic and diluted loss per share of 31 pence.

B. Liquidity and Capital Resources
Sources of liquidity
To date, we have financed our operations primarily through issuances of our ordinary shares and ADSs, payments to us under our former license and collaboration agreement with Sarepta and our license and commercialization agreement with Eurofarma and development funding and other assistance from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups for our product candidates. In particular, we have received funding from BARDA, CARB-X, Innovate UK, Wellcome Trust and a number of not for profit organizations.
In March 2014, we received net proceeds of £20.5 million from the issuance and sale of 16,923,077 ordinary shares in a private placement outside the United States. In March 2015, in our initial public offering in the United States, we received net proceeds of $32.7 million (£21.9 million) from the issuance and sale of 3,967,500 ADSs which represent 19,837,500 ordinary shares. In October 2016, in connection with our entry into an exclusive license and collaboration agreement with Sarepta, we received an up-front payment of $40.0 million (£32.8 million) from Sarepta and we received a further $22.0 million (£17.2 million) in June 2017 as a development milestone from Sarepta following the first dosing of the last patient in our Phase 2 clinical trial of ezutromid. In September 2017, we received net proceeds of $18.2 million (£13.5 million) from the issuance and sale of 1,677,850 ADSs which represent 8,389,250 ordinary shares. In December 2017, in connection with our entry into an exclusive license and commercialization agreement with Eurofarma, we received an up-front payment of $2.5 million (£1.9 million) from Eurofarma. In March 2018, we received net proceeds of £14.1 million from the issuance and sale of 8,333,333 ordinary shares to investors in Europe. In January 2019, we received net proceeds of $24.4 million (£19.2 million) from the issuance and sale of 15,625,000 ADSs which represent 78,125,000 ordinary shares to a single investor, Mr. Robert W. Duggan. In December 2019, we received net proceeds of $49.1 million (£38.1 million) from the issuance and sale of 175,378,450 ordinary shares to three existing investors. As part of the equity placing, the participating investors were granted warrants with the right to subscribe for 26,306,765 new ordinary shares at an exercise price of 24.3 pence.
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
In addition, our expenses will increase if and as we:

•	continue the research and development of ridinilazole, as well as our early-stage programs targeting infections caused by Enterobacteriaceae and infections caused by Neisseria gonorrhoeae;

•
seek to identify and develop additional future product candidates, including through our bacterial genetics-based Discuva Platform for the discovery and development of new mechanism antibiotics, and specifically our research activities against a group of bacteria that collectively are known as the ESKAPE pathogens;

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
As of December 31, 2019, we had cash and cash equivalents of £48.4 million. We believe that our existing cash and cash equivalents, as well as the remaining amounts receivable under our contract with BARDA for the development of ridinilazole and the remaining amounts receivable from the funding we have been awarded by CARB-X for our gonorrhea program will be sufficient to enable us to fund our operating expenses and capital expenditure requirements to January 31, 2021. While these capital resources have allowed us to initiate our two Phase 3 clinical trials of ridinilazole, we do not expect to be able to complete these trials without additional capital.
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

•	our contract with BARDA and whether BARDA elects to pursue its final designated option beyond the base period and two exercised options;

•	our contract with CARB-X and whether CARB-X elects to pursue its designated options beyond the initial base stage;

•
the amounts we receive from Eurofarma under our license and commercialization agreement, including for the achievement of development, commercialization and sales milestones and for product supply transfers;

•	our ability to establish and maintain collaborations, licensing or other arrangements and the financial terms of such arrangements;

•	the extent to which we acquire or invest in other businesses, products and technologies;

•	the rate of the expansion of our physical presence;

•	the extent to which we change our physical presence; and

•	the costs of operating as a public company in the United States.
Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, collaborations, strategic alliances, grants and clinical trial support from governmental entities and philanthropic, non-government and not for profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. We do not have any committed external source of funds other than amounts we may receive from BARDA, CARB-X and Eurofarma under our arrangements with them. As a result, we will need additional capital to fund our operations. Additional capital, when needed, may not be available to us on acceptable terms, or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing shareholders, including our ADS holders, will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our existing shareholders and ADS holders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends or other distributions. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
Cash Flows
The following table summarizes the results of our cash flows for the eleven months ended December 31, 2019, and the years ended January 31, 2019, and 2018.

	Eleven months ended December 31, 2019	Eleven months ended December 31, 2019	Year ended January 31, 2019	Year ended January 31, 2018
	(in thousands)
Net cash outflow from operating activities	$(20,787)	£(15,667)	£(26,663)	£(14,540)
Net cash outflow from investing activities	(349)	(263)	(121)	(5,242)
Net cash inflow from financing activities	48,596	37,701	33,113	13,756
Net increase / (decrease) in cash and cash equivalents	$27,460	£21,771	£6,329	£(6,026)
Operating Activities
Net cash used in operating activities for the eleven months ended December 31, 2019, was £15.7 million compared to £26.7 million for the year ended January 31, 2019. This decrease was primarily driven by a decrease in operating costs of £7.9 million, a net reduction in cash received from licensing agreements and funding arrangements of £3.0 million and a positive movement in taxation cash flows of £6.1 million due to timing of receipt of our research and development tax credits receivable on qualifying expenditure in respect of previous financial years.
Net cash used in operating activities for the year ended January 31, 2019, was £26.7 million compared to £14.6 million for the year ended January 31, 2018. This increase of £12.1 million was primarily driven by an increase in operating costs of £6.4 million, a net reduction in cash received from licensing agreements and funding arrangements of £2.5 million and a negative movement in taxation cash flows of £3.2 million due to timing of receipt of our research and development tax credits receivable on qualifying expenditure in respect of previous financial years.
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
Investing Activities
Net cash outflow in investing activities for the eleven months ended December 31, 2019, was £0.3 million compared to £0.1 million for the year ended January 31, 2019. Net cash outflow from investing activities for the eleven months ended December 31, 2019, represents amounts paid to acquire property, plant and equipment and intangible assets, net of bank interest received on cash deposits.
Net cash outflow in investing activities for the year ended January 31, 2019, was £0.1 million compared to £5.2 million for the year ended January 31, 2018. Net cash outflow from investing activities for the year ended January 31, 2019, represents amounts paid to acquire property, plant and equipment and intangible assets, net of bank interest received on cash deposits.
Net cash outflow from investing activities for the year ended January 31, 2018, included £4.8 million used in the acquisition of Discuva Limited in December 2017, which is net of cash acquired as part of the transaction, and a further £0.5 million used to acquire property, plant and equipment and intangible assets mainly in relation to the relocation of our U.K. office in Oxford.
Financing Activities
Net cash inflow from financing activities for the eleven months ended December 31, 2019, was £37.7 million. This includes £38.1 million of net proceeds received following our equity placing of ordinary shares on the AIM market of the London Stock Exchange in December 2019 and £0.1 million received following the exercise of restricted stock units ('RSUs') offset by £0.4 repayment of lease liabilities.
Net cash inflow from financing activities for the year ended January 31, 2019, was £33.1 million. This includes £14.1 million of net proceeds received following our equity placing of ordinary shares on the AIM market of the London Stock Exchange in March 2018, £19.2 million of net proceeds received following our private placement of ADSs in the United States in January 2019, and £0.1 million received following the exercise of RSUs and share options, offset by £0.3 million repayment of lease liabilities.
Net cash generated from financing activities for the year ended January 31, 2018, of £13.8 million included £13.5 million of net proceeds received following our underwritten public equity offering in September 2017, and £0.4 million received following the exercise of warrants and share options.

C. Research and Development, Patents and Licenses, Etc.

For a discussion of our research and development activities, see “Item 4.B. Business” and “Item 5.A. Operating Results.”

D. Trend Information

Other than as disclosed elsewhere in this Transition Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenues, profit (loss) from continuing operations, liquidity or capital resources, or that would cause the disclosed financial information not necessarily to be indicative of future operating results or financial conditions. For more information, see “Item 4.B. Business,” “Item 5.A. Operating Results,” and “Item 5.B. Liquidity and Capital Resources.”

E. Off-Balance Sheet Arrangements
We do not have any, and during the periods presented we did not have any, off-balance sheet arrangements, other than the contractual obligations and commitments described below.

F. Tabular Disclosure of Contractual Obligations
The following table summarizes our contractual commitments and cash obligations as of December 31, 2019.

	Payments due by period
	Total	Less than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	£678	£358	£320	£—	—
Under various agreements, including those described below, we will be required to pay royalties and make milestone payments to third parties. See “Business—Our Collaborations and Funding Arrangements” in this Transition Report for additional information regarding these agreements. The preceding table excludes contingent payment obligations, such as royalties and milestones, which are described in more detail below, because the amount, timing and likelihood of payment are not known.

Discuva
Under a collaboration agreement that Discuva Limited, or Discuva, has with Roche, Roche is obligated to pay specified development, commercialization and sales milestone payments related to any compound developed under the platform that is or has been optioned by Roche. In connection with our acquisition of Discuva, we agreed to pay to former Discuva shareholders one-half of the economic benefit of any such payments received from Roche. In addition, certain employees, former employees and former directors of Discuva are eligible for payments up to £7.9m from Discuva based on specified development and clinical milestones related to proprietary product candidates developed under the platform.

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

University College London
On March 23, 2010, we entered into a collaborative research agreement with the School of Pharmacy, University of London which was later novated on November 28, 2011, by the School of Pharmacy to University College London. As part of this agreement, and in consideration of their role in the development of the initial compound series from which ridinilazole was later identified, we agreed to pay the School of Pharmacy (now University College London) a low single-digit share of all revenue received by us in respect of ridinilazole, including any pre-commercial licensing revenue, up to a maximum of £1.0 million. Following the license and commercialization agreement entered into with Eurofarma, an initial payment was made to The School of Pharmacy of £0.04 million.

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

G. Safe Harbor
See “Forward Looking Statements.”

Item 6: Directors, Senior Management and Employees

A. Directors and Senior Management
The following table sets forth the names, ages and positions of our senior management, key employees and directors as of the date of this Transition Report:

Name	Age	Position
Executive Management
Robert Duggan	75	Chief Executive Officer, Executive Chairman
Elaine Stracker	59	Interim Chief Operating Officer, Executive Director
Ventzislav Stefanov	52	Executive Vice President and President of Discuva, Executive Director
Key Employees
David Powell	51	Chief Scientific Officer
Melissa Strange	40	Vice President, Finance
Divya Chari	53	Head of Global Clinical Operations
Non-Employee Directors
Glyn Edwards	64	Non-Executive Director
Rainer Erdtmann(1)(2)(3)(4)	56	Non-Executive Director
Manmeet Soni (1)(2)(3)(4)	42	Non-Executive Director

(1)	Member of the Audit Committee.
(2)	Member of the Remuneration Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	An “independent director” as such term is defined in Rule 10A-3 under the Exchange Act.

Executive Management
Robert Duggan has served as a member of our board of directors since December 2019 and Executive Chairman from February 2020 and Chief Executive Officer from April 2020. Mr. Duggan is a U.S.-based entrepreneur who has invested in companies across different industries including biotechnology. Mr. Duggan is currently the Chief Executive Officer of Duggan Investments Inc., a private U.S. investment firm. Mr. Duggan has served on the boards of a number of U.S. public and private companies, and he is currently chairman of the board of Pulse Biosciences, Inc. He was previously a substantial shareholder in and the Chairman of the board of directors and Chief Executive Officer of Pharmacyclics, Inc., which was acquired by AbbVie Inc., in 2015. We believe that Mr. Duggan is qualified to serve on our board of directors because of his extensive experience in business and finance matters including within the biotechnology industry.
Elaine Stracker has served as a member of our board of directors since December 2019 and Interim Chief Operating Officer since April 2020. Dr, Stracker has over 20 years of legal and advisory experience for Fortune 500 and start-up life science companies. She currently also serves as General Counsel and Senior Vice President for Corporate Development at Maky Zanganeh & Associates Inc. Previously, Dr. Stracker served as General Counsel at Indigo Ag. and at Pharmacyclics Inc. Prior to that, Dr. Stracker held various senior legal counsel positions at Medtronic Inc., Gilead Sciences Inc. Merck & Co., Inc. and Molecular Probes, Inc. (acquired by Invitrogen, Inc.). Dr. Stracker earned both a Bachelor’s degree in chemistry and a Doctor of Philosophy degree in organic chemistry from the University of California, Davis. In addition, she earned a Juris Doctorate degree from the Boalt School of Law at the University of California. We believe Dr. Stracker is qualified to serve on our board of directors because of her extensive skills in business and legal matters related to the pharmaceuticals industry.
Ventzislav Stefanov has served as a member of our board of directors since December 2019 and Executive Vice President and President of Discuva since April 2020. Dr. Stefanov is an experienced pharmaceutical executive who has been involved in the commercial launch and marketing of drug products, including a number of antibiotics, across Europe. Dr. Stefanov is currently a healthcare investor and independent consultant and including being a former consultant to Duggan Investments Inc. on the therapeutic and commercial prospects of marketed and investigational antibiotics. Dr Stefanov previously held commercial positions with leading pharmaceutical companies including Bayer AG, Merck Sharp & Dohme (known as Merck & Co., Inc., in the U.S.), AstraZeneca plc and Eli Lilly & Co. Dr. Stefanov received his Doctor of Medicine degree from the Medical University in Sofia, Bulgaria. We believe Dr. Stefanov is qualified to serve on our board of directors because of his extensive experience in the pharmaceutical and biotechnology industries and his medical background.
Key Employees
David Powell joined our company in 2017 and served as our Chief Scientific Officer since March 2020. Prior to this date, and from June 2017, Dr. Powell served as our Head of Research. Prior to joining our company, Dr. Powell served at GlaxoSmithKline plc, or GSK, from 1995 to 2017, as Director and Head of the Crick-GSK Biomedical LinkLabs, based at GSK’s U.K. R&D hub at Stevenage, U.K., and The Francis Crick Institute in London. Dr. Powell held a number of positions of increasing seniority in his time at GSK. As part of his work there, he participated in antibiotic discovery, assay development, high throughput screening design and implementation, and lead optimization support. In his most recent role at GSK, he led a collaboration with the Crick Institute between 2014 and 2017, in addition to providing support to GSK’s ‘Discovery Partnerships with Academia’ team which collaborated with academic groups in downstream drug discovery. He was awarded a BSc and MSc from the National University of Ireland Galway, before completing a PhD in biochemistry at Cardiff University.
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
Divya Chari joined our company as Head of Global Clinical Operations in March 2020. She has over 16 years of experience in clinical operations working with data management, supporting multiple successful New Drug Applications and Supplemental New Drug Applications across therapeutic areas. Ms. Chari most recently led large, global partnership clinical trials at Pharmacyclics, Inc., an AbbVie company.

Non-Employee Directors
Glyn Edwards served as our Chief Executive Officer from April 2012 to April 2020 and has served as a member of our board of directors since April 2012. Prior to joining our company, Mr. Edwards served as interim Chief Executive Officer of the BioIndustry Association, a U.K. trade organization, from November 2011 to June 2012, and Chief Executive Officer at Antisoma plc, a publicly traded biotechnology company specializing in the development of novel drugs for the treatment of cancer, from 1998 to 2011. Mr. Edwards also previously served as Vice President of Business Development at Therapeutic Antibodies Ltd. Mr. Edwards currently serves as a Non-Executive Director for OxSonics Limited, a U.K.-based ultrasound-based drug delivery company. Mr. Edwards received a BSc in biochemistry from Bristol University and a MSc in economics from the London Business School. We believe that Mr. Edwards is qualified to serve as a member of our board of directors because of his extensive executive leadership and business development experiences in the life sciences industry.
Rainer Erdtmann has served as a member of our board of directors since April 2020. Mr. Erdtmann is a Portfolio Manager and General Partner at Point Sur Investors, a biotech focused investment fund. He also serves as President and co-founder of

Biomea, a precision oncology company creating new generations of molecular scaffolds of targeting genetically defined diseases. Prior to Biomea, he spent eight years at Pharmacyclics, Inc., most recently as the Executive Vice President of Corporate Affairs. Pharmacyclics, Inc. was acquired by AbbVie Inc., in 2015. Mr. Erdtmann began his career at Commerzbank in Germany, where he was an investment banker and portfolio manager for large institutional accounts. He earned the Diplom Kaufmann degree with honors in finance and banking from the Westfaelische Wilhelms Universität of Muenster, Germany. We believe Mr. Erdtmann is qualified to serve on our board of directors because of his extensive experience in the pharmaceutical and biotechnology industries and his finance and accounting background.
Manmeet Soni has served as a member of our board of directors since December 2019. Mr. Soni has extensive experience in transitioning biotechnology companies from development stage through commercialization and globalization. Mr. Soni has served as the Chief Financial Officer of several publicly-listed life science companies, including Pharmacyclics, Inc. (acquired by Abbvie, Inc. in 2015), Ariad Pharmaceuticals Inc. (acquired by Takeda Inc. in 2017) and Alnylam Pharmaceuticals, Inc. Mr. Soni is currently the Chief Financial Officer and Executive Vice President of Reata Pharmaceuticals, Inc. Mr. Soni currently serves on the board of Arena Pharmaceuticals, Inc. and Pulse Biosciences, Inc. He is a certified public accountant and chartered accountant from India and received his Bachelor of Commerce from Hansraj College, Delhi University, India. We believe Mr. Soni is qualified to serve on our board of directors because of his extensive experience in the pharmaceutical and biotechnology industries and his finance and accounting background.

Each of Mr. Duggan, Mr. Soni, Dr. Stracker and Dr. Stefanov were appointed to our board of directors in connection with the private placement with Mr. Duggan in December 2019.

B. Compensation
The following discussion provides the amount of compensation paid, and benefits in kind granted, by us and our subsidiaries to our directors and senior management for services provided in all capacities to us or our subsidiaries for the eleven months ended December 31, 2019, as well as the amount contributed by us into money purchase plans for the eleven months ended December 31, 2019, to provide pension benefits to our directors and senior management.
Directors’ and Senior Management Compensation
For the eleven months ended December 31, 2019, the table below sets out the compensation paid to our directors and senior management.
Compensation for the Eleven Months Ended December 31, 2019

Name	Salary and Bonus / Fees	Taxable Benefits(1)	Pension Benefit	Total
Glyn Edwards (5)	£298,393	£1,857	£23,151	£323,401
Former Chief Executive Officer and Executive Director
David Roblin (2)	£294,500	£—	£22,809	£317,309
Former Chief Operating Officer, Chief Medical Officer and President of Research & Development
Daniel Elger(6)	£277,763	£—	£19,732	£297,495
Former Chief Commercial Officer and Senior Vice President, Research & Development
Frank Armstrong (4)	£68,750	£4,809	—	£73,559
Former Non-Executive Chairman
Leopoldo Zambeletti (4)	£42,396	£2,097	—	£44,493
Former Non-Executive Director
Valerie Andrews (3)	£42,159	£1,626	—	£43,785
Former Non-Executive Director
David Wurzer (4)	£48,260	£584	—	£48,844
Former Non-Executive Director

(1)
Taxable benefits represent the value of the personal benefits granted, which include private medical insurance and life assurance for senior management and travel costs (and associated income tax and national insurance contributions which were settled on behalf of the Non-Executive Directors) for attendance at board meetings for the Non-Executive

Directors. Amounts included are based on the taxable benefits reported in the eleven months ended December 31, 2019, to HM Revenue & Customs.

(2)	Dr. Roblin resigned in January 2020.

(3)	Ms. Andrews stepped down from the board of directors and left our company in October 2019.

(4)
Dr. Armstrong, Mr Zambeletti and Mr. Wurzer stepped down from the board of directors and left our company in December 2019. Mr. Duggan, Dr. Stefanov, Dr. Stracker and Mr. Soni were appointed to the board of directors in December 2019 and did not receive any salary, bonus, fees or benefits for the eleven months ended December 31, 2019.

(5) Mr. Edwards resigned as Chief Executive Officer in April 2020. Mr Edwards remains a Non-Executive Director.
(6) Mr. Elger was placed on garden leave in April 2020.

Total compensation set out in the table above does not include any amounts for the value of options to acquire our ordinary shares or restricted stock units granted to or held by the directors and senior management, which is described in “Compensation—Outstanding Equity Awards, Grants and Option Exercise” in this Transition Report.
Bonuses
Our current Chief Executive Officer has elected to forgo any type of compensation and as such is not contractually eligible for annual bonuses and our Interim Chief Operating Officer and Executive Vice President are eligible for annual bonuses at the discretion of our board and our remuneration committee. Annual bonuses are based on achievement of strategic and financial measures and personal performance objectives. Dr. Stracker, our Interim Chief Operating Officer, and Dr. Stefanov, our Executive Vice President, are eligible for annual bonus potential of 45% of their gross base salary. Mr. Edwards, our former Chief Executive Officer and Executive Director, was eligible for annual bonus potential of 150% of his gross base salary to be paid in share options, cash or a combination of both at the discretion of our board. In January 2020, Mr. Edwards was not awarded a bonus. In January 2020, Dr. Elger was awarded a bonus amounting to £35,000, representing 13.3% of his annual base salary at the discretion of the board. The bonus was paid in cash in February 2020. Mr. Edwards and Dr. Elger also both received a nominal bonus of £2,000 which was paid in cash to all employees in January 2020.

Outstanding Options As of December 31, 2019, for Directors and Senior Management
Outstanding Equity Awards, Grants and Option Exercise
During the eleven months ended December 31, 2019, options to purchase 9,500,000 ordinary shares were awarded to our directors and senior management. The table below sets out information on outstanding options granted to our directors and senior management as of December 31, 2019.

Name	Date of grant	At February 1, 2019	Granted during the period	Exercised during the period	Lapsed or surrendered during the period	At December 31, 2019	Price per share (£)	Date from which exercisable	Expiration date
Glyn Edwards(2)	May 10, 2012	150,046	—	—	—	150,046	0.60	Note 1	May 10, 2022
Former Chief Executive Officer and Executive Director	January 31, 2013	72,973	—	—	—	72,973	0.20	Note 2	January 31, 2023
	December 18, 2013	76,364	—	—	—	76,364	0.20	Note 3	December 18, 2023
	June 23, 2016	110,576	—	—	—	110,576	0.01	Note 4	June 23, 2026
	October 19, 2018	2,375,309		—	—	2,375,309	0.30	Note 5	October 19, 2028
	March 29, 2019	—	3,000,000	—	—	3,000,000	0.28	Note 6	March 29, 2029
		2,785,268	3,000,000	—	—	5,785,268
David Roblin (1)	July 15, 2014	100,000	—	—	—	100,000	0.80	Note 7	July 15, 2024
Former Chief Operating Officer, Chief Medical Officer and President of R&D	October 19, 2018	1,439,661	—	—	—	1,439,661	0.30	Note 5	October 19, 2028
	March 29, 2019	—	2,000,000	—	—	2,000,000	0.28	Note 6	March 29, 2029
		1,539,661	2,000,000	—	—	3,539,661
Daniel Elger(3)	October 19, 2018	423,430	—	—	—	423,430	0.30	Note 8	October 19, 2028
Former Chief Commercial Officer and Senior Vice President, Research & Development	March 29, 2019	—	1,500,000	—	—	1,500,000	0.28	Note 6	March 29, 2029
		423,430	1,500,000	—	—	1,923,430
Ventzislav Stefanov Executive Vice President and President of Discuva and Executive Director	December 23, 2019	—	1,000,000	—	—	1,000,000	0.21	Note 9	December 23, 2029
		—	1,000,000	—	—	1,000,000
Elaine Stracker Interim Chief Operating Officer and Executive Director	December 23, 2019	—	1,000,000	—	—	1,000,000	0.21	Note 9	December 23, 2029
		—	1,000,000	—	—	1,000,000
Manmeet Soni Non-Executive Director	December 23, 2019	—	1,000,000	—	—	1,000,000	0.21	Note 9	December 23, 2029
		—	1,000,000	—	—	1,000,000
(1) Dr. Roblin left our company in January 2020.
(2) Mr. Edwards resigned as CEO from our company in April 2020. He remains as Non-Executive Director.
(3) Mr. Elger was placed on garden leave in April 2020.
The table below sets out information on outstanding restricted stock units in the form of nominal cost options, or RSUs granted to our former non-executive directors as of December 31, 2019.

Name	Date of grant	At February 1, 2019	Granted during the period	Exercised during the period	At December 31, 2019 (1)	Price per share (£)	Date from which exercisable	Expiration date
Frank Armstrong (2)	January 11, 2019	325,046	—	36,585	288,461	0.01	Note 10	December 31, 2020
Former Non-Executive Director		325,046	—	36,585	288,461

Leopoldo Zambeletti (2)	January 11, 2019	151,688	—	17,073	134,615	0.01	Note 10	December 31, 2020
Former Non-Executive Director		151,688	—	17,073	134,615

Valerie Andrews (1)	January 11, 2019	151,688	—	17,073	134,615	0.01	Note 10	December 31, 2020
Former Non-Executive Director		151,688	—	17,073	134,615

David Wurzer (2)	January 11, 2019	151,688	—	17,073	134,615	0.01	Note 10	December 31, 2020
Former Non-Executive Director		151,688	—	17,073	134,615

(1) Ms. Andrews stepped down from the board of directors and left our company in October 2019.
(2) Dr. Armstrong, Mr. Wurzer and Mr. Zambeletti stepped down from the board of directors and left our company in December 2019.

1.	These options vested and became exercisable on May 10, 2015, following the satisfaction of the performance conditions relating to the share price.

2.	These deferred bonus options vested and became exercisable on July 31, 2013. These options were awarded as a bonus for the financial year ended January 31, 2013.

3.	These deferred bonus options vested and became exercisable on June 18, 2014. These options were awarded as a bonus for the financial year ended January 31, 2014.

4.	These deferred bonus options vested and became exercisable on July 21, 2016. These options were awarded as a part settlement of the bonus for the financial year ended January 31, 2016.

5.
These options were subject to achievement of performance conditions pertaining to corporate and program development milestones. These options will vest on October 19, 2021, if the performance condition is met on or before that date.

6.
These options were subject to achievement of performance conditions pertaining to corporate and program development milestones. These options will vest on March 29, 2022, if the performance condition is met on or before that date.

7.	These options vested and are exercisable.

8.
These options will vest in nine equal tranches on a quarterly basis from October 19, 2019, and will vest in full on October 19, 2021, or sooner on the happening of certain corporate events reflecting the achievement of the Group’s long-term objectives.

9.	These options will vest in four equal tranches on an annual basis from December 23, 2020.

10.
This award expires on December 31, 2020, unless this falls within a restricted trading period, in which case it is expected that the award would be exercised in the next available trading period and no later than December 31, 2021.

We periodically grant share options to employees, including executive officers, to incentivize employees, and align their interests with shareholders as outlined in our remuneration policy that was approved by our shareholders at the 2017 annual general meeting. We will be seeking approval of our updated remuneration policy at the 2020 annual general meeting. We intend to grant additional options subject to a cap, as previously agreed with shareholders, of up to 15% of total issued share capital in any ten-year period.
Pension Benefits
We operate a defined contribution pension scheme which is available to all employees of our group. For the eleven month period ended December 31, 2019, we paid a total of £23,151 in lieu of pension contributions in respect of our former Chief Executive Officer, £19,732 in lieu of pension contributions in respect of our former Chief Commercial Officer and £22,809 in respect of our former Chief Operating Officer, Chief Medical Officer and President of Research and Development.

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
Each non-executive director receives $42,000 as a base fee per annum for payment for services provided to us. Mr. Soni receives $93,000 in total per annum, which includes the base fee of $42,000 per annum, an additional $33,000 per annum as payment for services as chair of our audit committee, a further $12,000 per annum as payment for services as chair of our remuneration committee and a further $6,000 for sitting on the nominating and corporate governance committee. Mr. Erdtmann receives $66,000 in total per annum, which includes the base fee of $42,000, and an additional $12,000 as payment for services as chair of the nominating and corporate governance committee and a further $6,000 for each of the audit and remuneration committees which he sits on. Under the letters of appointment, each non-executive director is also entitled to reimbursement for all reasonable expenses incurred in connection with his or her duties as a non-executive director and that are in line with our expense policy.

Senior Managers
Robert W. Duggan, Chief Executive Officer and Executive Chairman
Mr. Duggan was appointed to our board of directors in December 2019 and as the Executive Chairman in February 2020. Upon his appointment to our board of directors, he entered into a letter of appointment with us. The terms of his letter of appointment are consistent with the terms of the letters of appointment entered into with our non-executive directors, except that his letter of appointment automatically terminates if he is unable to perform his duties under the appointment for 180 days in aggregate in any period of 12 months, rather than 90 days under our non-executive directors' letters of appointment.
Pursuant to his letter of appointment, Mr. Duggan was entitled to receive $42,000 as a base fee per annum for payment for services provided as a Non-Executive Director to us. However, following his appointment as the Executive Chairman in February 2020, Mr. Duggan has agreed to forgo fees under his letter of appointment and has not received any compensation to date. Under his letter of appointment, he will continue to be entitled to reimbursement for all reasonable expenses incurred in connection with his duties and that are in line with our expense policy.
In April, 2020, Mr. Duggan was appointed Chief Executive Officer. Mr. Duggan has elected not to receive any compensation.

Elaine Stracker, Interim Chief Operating Officer and Executive Director
Dr. Stracker was appointed to our board of directors in December 2019. In April 2020, Dr Stracker was appointed Interim Chief Operating Officer, which became effective on April 13, 2020 and continues unless terminated with no notice by us or by Dr. Stracker. Dr. Stracker is entitled to receive a salary of $450,000 per annum. Dr. Stracker's employment provides for participation in the group insurance policies and a retirement savings plan as provided to Summit's US employees. Dr. Stracker is eligible to receive a discretionary bonus in an amount up to 45% of her annual base salary and an annual share option award subject to performance conditions, in each case, as determined by our board of directors.

Ventzislav Stefanov, Executive Vice President and President of Discuva and Executive Director
Dr. Stefanov was appointed to our board of directors in December 2019. In April 2020, Dr Stefanov was appointed Executive Vice President and President of Discuva, which became effective on April 17, 2020 and continues unless terminated with no notice by us or by Dr. Stefanov. Dr. Stefanov is entitled to receive a salary of $450,000 per annum. Dr. Stefanov is eligible to receive up to an additional $60,000 for the purposes of relocating near Oxford. Dr. Stefanov’s employment agreement provides for a monthly pension contribution (or payments in lieu thereof) equal to 8.0% of salary, private medical coverage and life insurance coverage equal to an amount that is four times his gross base salary.Dr. Stefanov is eligible to receive a discretionary bonus in an amount up to 45% of his annual base salary and an annual share option award subject to performance conditions, in each case, as determined by our board of directors.

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
Corporate Events
In certain specified circumstances involving a change of control of our company, all awards which have not yet vested will vest at the time of the change of control or an earlier date, to the extent determined by the board in its discretion, taking into account, unless the board determines otherwise, the extent to which any performance condition has, in the board’s opinion, been satisfied and the period of time that has elapsed from the grant date to the date of the change of control (or the date of cessation of office or employment, if earlier). To the extent an award does not vest (or is not exchanged, as described below) it will lapse immediately. Vested options will be exercisable for three months (or such other period as our board may determine) from the date of the change of control, after which time all options will lapse. Notwithstanding the foregoing, an award will not vest but will be exchanged for a new award which, in the opinion of the board, is equivalent to the original award, but relates to shares in a different company, if an offer to exchange the award is made and accepted by the participant; there is an Internal Reorganization (as that term is defined in the Incentive Plan) unless the board determines that the award should nevertheless vest as described above upon the Internal Reorganization; or the board decides (before the relevant event) that an existing award will automatically be exchanged.
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
Corporate Events
In certain specified circumstances involving a change of control of our company, all RSUs which have not yet vested will vest at the time of the change of control. To the extent an RSU does not vest (or is not exchanged, as described below), it will lapse immediately. A vested RSU will be exercisable until December 31 of the calendar year in which it vested after which time it will lapse. Notwithstanding the foregoing, an RSU will not vest but will be exchanged for a new RSU which, in the opinion of the board, is equivalent to the original RSU, but relates to shares in a different company, if an offer to exchange the RSU is made and accepted by the holder; there is an Internal Reorganization (as that term is defined in the RSU agreement) unless the board determines that the RSU should nevertheless vest as described above upon the Internal Reorganization; or the board decides (before the relevant event) that an existing RSU will automatically be exchanged.
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

2005 EMI Scheme Rules
Our 2005 EMI Scheme Rules were adopted on December 1, 2005. Under the scheme, we may grant enterprise management incentive options, known as approved options, to those eligible bona fide employees and directors who qualify under applicable U.K. tax law and, to the extent that our employees and directors do not qualify for approved options, unapproved options may be granted to such eligible bona fide employees and directors. Options can no longer be granted under this scheme. As at December 31, 2019, 250,392 options remain in existence and exercisable under this scheme (including those options awarded under the rules as amended for U.S. employees).
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
Ordinary shares allotted under the scheme rank equally with the ordinary shares in issue at the date of allotment of the option shares. If and for so long as the ordinary shares are listed on AIM or any other exchange, we shall apply for ordinary shares allotted under the scheme to be admitted to the relevant exchange. We canceled the admission of the ordinary shares to trading on AIM on February 24, 2020, and the ordinary shares, in the form of ADSs, are now traded exclusively on Nasdaq.
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

C. Board Practices
Board Composition
Our board of directors currently consists of six members: an executive chairman, two executive directors and three non-executive directors.
Under Nasdaq listing standards, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that none of our directors, except for Mr. Erdtmann and Mr. Soni, qualify as independent directors under Rule 5605(a)(2) of the Nasdaq listing standards. Mr. Duggan, Dr. Stracker and Dr. Stefanov are executive officers of the company, Mr. Edwards was an executive officer of the company until April 2020, and Dr. Stracker is an executive officer of Maky Zanganeh & Associates, Inc., an executive management and consulting firm to which we made payments for services in the eleven month period ended December 31, 2019, in excess of $200,000. As a "controlled company" as that term is set forth in the Nasdaq listing standards, we are exempt from Rule 5605(b)(1) of the Nasdaq listing standards, which requires listed companies to have a board of directors comprised of a majority of independent directors.

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
Under our articles of association, all of our directors are subject to election by shareholders at the first annual general meeting after their appointment to our board and to re-election by shareholders at least once every three years. Accordingly, we plan to put one-third of the directors up for re-election each year and will be required to put all of our new non-executive directors up for re-election at the 2020 annual general meeting. The board considers a classified board structure and the practice of retiring by rotation every three years to be appropriate given that, as a biopharmaceutical company, the nature of our business is to carry out long-term research and development. Further details regarding the directors to be proposed for re-election will be detailed in the 2020 notice of annual general meeting that will be distributed to shareholders in accordance with our articles of association.

Committees of the Board
We have established an audit committee, a remuneration committee and a nominating and corporate governance committee and have adopted a charter for each of these committees.
Audit Committee

The members of our audit committee are Mr. Soni and Mr. Erdtmann. Mr. Soni is the chair of the audit committee. Our audit committee’s responsibilities include:

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
Our board of directors has determined that Mr. Soni is an “audit committee financial expert” as defined in Item 16A of Form 20-F.
In order to satisfy the independence criteria for audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act, each member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. As a foreign private issuer, we follow home country practice in lieu of Rule 5605(c)(2)(A) of the Nasdaq listing standards, which requires listed companies to have an independent audit committee consisting of at least three members.
Remuneration Committee
The members of our remuneration committee are Mr. Soni and Mr. Erdtmann. Mr. Soni is the chair of the remuneration committee. Our remuneration committee’s responsibilities include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our directors and executive management;

•	overseeing an evaluation of our executive management; and

•	overseeing and administering our employee share option scheme or equity incentive plans in operation from time to time.
In order to satisfy the independence criteria for remuneration committee members set forth in Rule 10C-1 under the Exchange Act, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a remuneration committee member must be considered, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.We believe the composition of our remuneration committee meets the requirements for independence under current Nasdaq and SEC rules and regulations. However, as a "controlled company," we are exempt from Rule 5605(d)(2) of the Nasdaq listing standards, which requires listed companies to have a compensation committee consisting entirely of independent directors, and we have relied upon this exemption in the past.
Nominating and Corporate Governance Committee
The members of our nominating and corporate governance committee are Mr. Erdtmann and Mr. Soni. Mr. Erdtmann is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee’s responsibilities include:

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
We believe the composition of our nominating and corporate governance committee meets the requirements for independence under current Nasdaq and SEC rules and regulations. However, as a "controlled company," we are exempt from Rule 5605(e)(2) of the Nasdaq listing standards, which requires listed companies to have independent director oversight of director nominations, and we have relied upon this exemption in the past.

D. Employees
The number of our employees by geographic location and function as of the end of the period for the eleven months ended December 31, 2019, and years ended January 31, 2019, and 2018 was as follows:

	December 31,	January 31,	January 31,
	2019	2019	2018
By Geography
United Kingdom	54	52	54
North America	16	9	22
Total	70	61	76

	December 31,	January 31,	January 31,
	2019	2019	2018
By Function
Research & Development	38	35	52
General & Administrative	32	26	24
Total	70	61	76
Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

E. Share Ownership
For information regarding the share ownership of our directors and senior managers, see “Item 6.B. Compensation” and "Item 7.A. Major Shareholders.”
Item 7: Major Shareholders and Related Party Transactions

A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 1, 2020, by:

•	each of the members of our board of directors;

•	each of our members of senior management; and

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ordinary shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Our ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 1, 2020, are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the ordinary shares beneficially owned by them. Except as otherwise indicated in the table below, addresses of named beneficial owners are c/o Summit Therapeutics plc, 136a Eastern Avenue, Milton Park, Abingdon, Oxfordshire OX14 4SB, United Kingdom. All holders of our ordinary shares, including those shareholders listed below, have the same voting rights with respect to such shares.

	Ordinary shares beneficially owned
Name of beneficial owner	Shares	%
Senior Management and Directors
Glyn Edwards(1)	1,313,637	*
David Roblin(2)	100,000	*
Daniel Elger (9)	—	—
Robert W. Duggan(3)(4)	231,048,661	64.89%
Manmeet Soni	—	*
Elaine Stracker(5)	174,933	*
Ventzislav Stefanov	74,500	*
Rainer Erdtmann	—	*
All senior managers and directors as a group (8 persons)	232,786,231	65.22%
5% shareholders
Makham Zanganeh(6)(7)	21,045,410	7.56%
Lansdowne Partners (UK) LLP(8)	21,143,500	6.30%

_________

*	Less than one percent.

(1)
Consists of (a) 409,959 ordinary shares underlying options that are exercisable as of April 1, 2020, or will become exercisable within 60 days after such date, (b) 67,870 ordinary shares underlying warrants that are exercisable from June 24, 2020 and (c) 835,808 ordinary shares. Mr. Edwards stepped down as Chief Executive Officer in April 2020 and remains a member of the board of directors as a non-executive director.

(2)	Consists of 100,000 ordinary shares underlying options that are exercisable as of April 1, 2020, or will become exercisable within 60 days after such date. Dr. Roblin left our company in January 2020.

(3)	Consists of 19,925,276 ordinary shares underlying warrants that are exercisable from June 24, 2020.

(4)
This information is based on information contained in a TR-1 Notification sent to us on January 17, 2020, by Mr. Duggan. Mr. Duggan was appointed Chief Executive Officer in April 2020 and remains the Executive Chairman of the board.

(5)	Consists of 174,933 ordinary shares underlying warrants that became exercisable on March 24, 2020.

(6)
Consists of (a) 1,224,537 ordinary shares underlying warrants that became exercisable on March 24,2020, (b) 3,156,810 ordinary shares underlying warrants that become exercisable on June 24, 2020 and (c) 21,045,410 ordinary shares.

(7)
Based solely upon a Schedule 13D filed on January 23, 2020, which sets forth beneficial ownership as of January 14, 2020, for Dr. Zanganeh, the Mahkam Zanganeh Revocable Trust (“Trust I”) and the Shaun Zanganeh Irrevocable Trust (“Trust II" and together with Trust I, the “Trusts”). Dr. Zanganeh is the sole trustee of each Trust and may be deemed to have shared voting and dispositive power over the ordinary shares.

(8)
Based solely upon a Schedule 13D/A filed on March 26, 2020, which sets forth beneficial ownership as of March 23, 2020, for Lansdowne Partners (UK) LLP and Lansdowne Developed Markets Master Fund Limited, each of which may be deemed to have shared voting and dispositive power over the ordinary shares. The address of Lansdowne Partners (UK) LLP is 15 Davies Street, London, W1K 3AG, and the address of Lansdowne Developed Markets Master Fund Limited is c/o BNP Paribas Fund Administration Services, 2 Grand Canal Plaza, Grand Canal Street, Dublin 2, Ireland.

(9)	Mr. Elger was placed on garden leave in April 2020.

Bank of New York Mellon, or BNY Mellon, is the holder of record for the company’s ADR program, pursuant to which each ADS represents five ordinary shares. As of April 1, 2020, BNY Mellon held 145,482,357 ordinary shares representing 43.3% of the issued share capital held at that date. As of April 1, 2020, we had 12 holders of record with an address in the United States, and such holders held 43.3% of our outstanding ordinary shares. The number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.
To our knowledge, other than as provided in the table above, our other filings with the SEC and this Transition Report, there has been no significant change in the percentage ownership held by the principal shareholders listed above since April 1, 2020.
Our company is controlled by our Executive Chairman and Chief Executive Officer, Robert W. Duggan, who beneficially owned approximately 62.8% of our outstanding share capital as of April 1, 2020.
B. Related Party Transactions
Since February 1, 2019, we have engaged in the following transactions with our directors, executive officers or holders of 5% or more of our ordinary shares, or affiliates of our directors, executive officers or holders of more than 5% of our ordinary shares that are required to be described in this Transition Report pursuant to Item 7.B. of Form 20-F.

Transactions with Mr. Robert W. Duggan
On December 24, 2019, we completed a private placement with Mr. Robert W. Duggan, who subscribed for an aggregate of 166,157,050 ordinary shares, par value £0.01 per share (the “Subscription Shares”), and warrants to purchase an aggregate of 24,923,555 ordinary shares (the “Subscription Warrants”) at a subscription price of £0.221 for a Subscription Share plus a Subscription Warrant, pursuant to a securities purchase agreement he entered into with us. The exercise price of the Subscription Warrants is £0.243 per ordinary share. The Subscription Warrants are exercisable any time in the period commencing on June 24, 2020, and ending on December 24, 2029.

On December 6, 2019, we entered into a deed of termination of the relationship agreement with Mr. Duggan and Cairn Financial Advisers LLP, a limited liability partnership incorporated in England and Wales with the Registrar of Companies of England and Wales, as our nominated adviser. The relationship agreement regulated the company’s relationship with Mr. Duggan and limited Mr. Duggan’s influence over the company’s corporate actions and activities and the outcome of general matters pertaining to the company. The deed of termination became effective on February 24, 2020, upon the cancellation of the admission of the ordinary shares on AIM.

Transactions with Mr. Glyn Edwards

On December 24, 2019, we completed a private placement with two investors in Europe, including Mr. Glyn Edwards, who subscribed for an aggregate of 452,475 ordinary shares (the “Placing Shares”) and warrants to purchase an aggregate of 67,870 ordinary shares (the “Placing Warrants”) at a subscription price of £0.221 for a Placing Share plus a Placing Warrant. The private placement was pursuant to a placing agreement we entered into with Nplus1 Singer Advisory LLP (the “Broker”), whereby the Broker was appointed agent of the company for the purpose of managing the private placement. The exercise price of the Placing Warrants is £0.243 per ordinary share. The Placing Warrants are exercisable any time in the period commencing on June 24, 2020, and ending on December 24, 2029.

Transactions with Dr. Mahkam Zanganeh

On December 6, 2019, in connection with the private placement with Mr. Duggan, the company entered into a consulting agreement (the “Consulting Agreement”) with Maky Zanganeh & Associates, Inc. (“MZA”), an executive management and consulting firm that specializes in the life sciences industry. Mahkam Zanganeh, one of our major shareholders, serves as Chief Executive Officer at MZA, and Dr. Elaine Stracker, a member of our board of directors, serves as General Counsel and Senior Vice President for Corporate Development at MZA. Pursuant to the Consulting Agreement, MZA is expected to provide support for clinical operation activities related to the company’s ongoing global Phase 3 clinical trials of ridinilazole for the treatment of Clostridioides difficile infection, regulatory activities pertaining to a potential new drug application should the Phase 3 clinical trials be successful and strategic planning support more generally for the ridinilazole program. Under the terms of the Consulting Agreement, a monthly consultancy fee of $75,000 will be payable by the company to MZA.

Also on December 6, 2019, the company entered into a warrant agreement with MZA (the “MZA Warrant Agreement”), pursuant to which, on December 24, 2019, the company granted MZA a warrant to acquire up to 16,793,660 ordinary shares (the “Consultant Warrant”). The exercise price of the Consultant Warrant is £0.221 per ordinary share. The Consultant

Warrant will vest on a quarterly basis over three years from December 24, 2019, and have a term of ten years. In the event of an early termination of the Consulting Agreement by MZA, any portion of the Consultant Warrant that is unvested as of the time of such termination shall be forfeited immediately and automatically to the company, without the payment of any consideration to MZA. The Consulting Agreement and the Consultant Warrant each became effective on December 24, 2019. The Consulting Agreement will terminate on December 24, 2022, and the Consultant Warrant will lapse, among other events, on December 24, 2027, or, if earlier, the fifth anniversary of the termination of the Consulting Agreement.

Transactions with Dr. Elaine Stracker

On February 7, 2020, MZA, Dr. Zanganeh, Dr. Stracker and the company entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”). Pursuant to the Assignment and Assumption Agreement, MZA assigned a portion of the Consultant Warrant to each of Dr. Zanganeh and Dr. Stracker. Dr. Zanganeh assumed a warrant to acquire 14,694,453 ordinary shares and Dr. Stracker assumed a warrant to acquire 2,099,207 ordinary shares. Each of them has the right to exercise their respective portion of the Consultant Warrant in accordance with the terms and conditions of the MZA Warrant Agreement.

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
B. Significant Changes
Except as otherwise disclosed in this Transition Report, there have been no significant changes since December 31, 2019.

Item 9: The Listing
A. Listing Details
Our American Depositary Shares, or ADSs, have been trading on the Nasdaq Global Market under the symbol “SMMT” since March 5, 2015. Our ordinary shares previously traded on AIM, a market operated by the London Stock Exchange plc, or AIM, under the symbol “SUMM.” We canceled the admission of our ordinary shares to trading on AIM on February 24, 2020, and our ordinary shares, in the form of ADSs, are now traded exclusively on Nasdaq.
B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs are listed on the Nasdaq Global Market under the symbol “SMMT.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

Item 10: Additional Information
A. Share Capital
Not applicable.

B. Memorandum and Articles of Association
We incorporate by reference into this Transition Report the description of our amended articles of association contained in our Registration Statement on Form F-1 (File No. 333-201807) originally filed with the SEC on January 30, 2015, as amended.

C. Material Contracts
Except as otherwise disclosed in this Transition Report (including the exhibits hereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

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

E. Taxation
Taxation in the United Kingdom
The following is a general summary of certain U.K. tax considerations relating to the ownership and disposal of our ordinary share or ADS in respect of the fiscal period ended December 31, 2019 and does not address all possible tax consequences relating to an investment in our ordinary share or ADS. It is based on U.K. tax law and generally published HM Revenue & Customs, or HMRC, practice as of the date of this Transition Report, both of which are subject to change, possibly with retrospective effect. A U.K. taxable year runs from April 6th in any year to April 5th in the following year.
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
A dividend received by individual U.K. Holders will be subject to U.K. income tax. The system of grossing up dividends has been abolished from April 2016 and replaced with a simple rate of tax on dividends. The rate of U.K. income tax that is chargeable on dividends received in the taxable year 2019/20 (and previously in 2018/19) by an individual U.K. Holder who is (i) an additional rate taxpayer is 38.1%, (ii) a higher rate taxpayer is 32.5%, and (iii) a basic rate taxpayer is 7.5%. An individual U.K. Holder may be entitled to a tax-free dividend allowance (in addition to their personal allowance) of £2,000 for each taxable year starting from the taxable year 2018/19 and including 2019/20. This dividend allowance will not reduce an individual's total income tax for U.K. purposes. This means that while the relevant individual does not need to pay U.K. income tax on their first £2,000 of dividend income received, dividends within the dividend allowance will still count towards the relevant individual's basic or higher rate bands. An individual’s dividend income is treated as the top slice of their total income that is chargeable to U.K. income tax. Dividends which are covered by an individual’s personal income tax allowance do not count towards and are ignored for the dividend allowance.
Corporation Tax
A U.K. Holder within the charge to U.K. corporation tax may be entitled to exemption from U.K. corporation tax in respect of dividend payments in respect of an ordinary share. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the dividend. The rate of U.K. corporation tax is currently 19%. There were plans to reduce the rate of U.K. corporation tax to 17% with effect from April 1, 2020, but those plans have now been abolished. If potential investors are in any doubt as to their position, they should consult their own professional advisers.
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

Taxation of Disposals
U.K. Holders
A disposal or deemed disposal of an ordinary share or ADS by an individual U.K. Holder may, depending on his or her individual circumstances, give rise to a chargeable gain or to an allowable loss for the purpose of U.K. capital gains tax. The principal factors that will determine the capital gains tax position on a disposal of an ordinary share or ADS are the extent to which the holder realizes any other capital gains in the taxable year in which the disposal is made, the extent to which the holder has incurred capital losses in that or any earlier taxable year and the level at which the annual exempt amount for U.K. capital gains tax (the “annual exempt amount”) is set by the U.K. government for that taxable year. The annual exempt amount for the 2019/20 taxable year is £12,000. If, after all allowable deductions, an individual U.K. Holder’s total taxable income for the relevant taxable year exceeds the basic rate income tax limit, a taxable capital gain accruing on a disposal of an ordinary share or an ADS is taxed at the rate of 20%. In other cases, a taxable capital gain accruing on a disposal of our ordinary share or ADS may be taxed at the rate of 10% or the rate of 20% or at a combination of both rates.

An individual U.K. Holder who ceases to be resident in the U.K. (or who is regarded as resident in a territory outside the U.K. for the purposes of double taxation relief in that same period) for a period of five complete calendar years or less and who disposes of an ordinary share or ADS during that period of temporary non-U.K. residence may be liable to U.K. capital gains tax on a chargeable gain accruing on such disposal on his or her return to the U.K. (or upon ceasing to be regarded as resident outside the United Kingdom for the purposes of double taxation relief) (subject to available exemptions or reliefs).
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

General
An agreement to transfer an ordinary share would normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser. However, since April 28, 2014, no SDRT or stamp duty is chargeable in respect of shares that are admitted to trading on a ‘recognized growth market’ and not listed on any ‘recognized stock exchange’ (“AIM Exemption”). In respect of the fiscal period ended December 31, 2019, as the company’s ordinary shares are admitted to trading on AIM (which qualifies as a ‘recognized growth market’) and not listed on any market that would qualify as a ‘recognized stock exchange,’ a transfer of an ordinary share falling in this period would be exempt from the charge to SDRT and/or stamp duty.
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
It was announced as part of the U.K. Budget 2017 by the U.K. government that the 1.5% stamp duty and SDRT charge will not be reintroduced on the issue of shares by U.K. incorporated companies (and transfers of such shares where the transfer is integral to new capital raising) into clearance services and depositary receipt systems following the U.K.’s exit from the European Union (“Brexit” and “E.U.”, respectively). However, there remains some uncertainty as to how under the provisions of the U.K.’s European Union (Withdrawal) Act 2018 (“Withdrawal Act”) the rights and restrictions arising under the E.U. Directives before Brexit will continue to be recognized and available under U.K. domestic law (and to be enforced, allowed and followed accordingly) after Brexit. There is therefore some uncertainty whether any future issue or transfer of our ordinary shares into a clearance service or depositary receipt system (even where any such issue or transfer is integral to the raising of new capital by the company) will or will not be exempt from stamp duty and SDRT at 1.5%. Brexit took place at 11pm (U.K. time) on January 31, 2020. The Withdrawal Act (as amended by the European Union (Withdrawal Agreement) Act 2020 ended with effect from 11pm (U.K. time) on January 31, 2020, the supremacy of E.U. law in the U.K. from this time, but it also enabled most EU law to continue to apply in the U.K. during the so-called Brexit implementation period currently expected to expire on December 31, 2020. Therefore, it is following the expiry of the implementation period (currently expected on December 31, 2020) that the U.K. government could potentially introduce new U.K. legislation with the effect that a future issue or transfer of our ordinary shares following (i) the expiry of the implementation period and (ii) any such change of U.K. law into a clearance service or depositary receipt system (even where such an issue or transfer is an integral part of the raising of new capital by the company) may potentially become chargeable to 1.5% stamp duty or SDRT. However, for so long as the company’s ordinary shares are admitted to trading on AIM and not to be listed on any market that would qualify as a ‘recognized stock exchange,’ it is our understanding that the AIM Exemption would exempt issues and transfers of the company’s ordinary shares into clearance services or depositary receipt systems from any 1.5% stamp duty and SDRT charge, including, subject to the final paragraph in this section, following a Brexit event and the expiry of the implementation period.
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
There is an exception from the 1.5% charge on the transfer to, or to a nominee of, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986, which has been approved by HMRC. If such an election were made by a clearance service, subject to the AIM exemption, stamp duty or SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer would arise on any transfer of an ordinary share into such a clearance service and on subsequent agreements to transfer such share within such clearance service. It is our understanding that DTC has not to date made an election under section 97A(1) of the Finance Act of 1986.
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
Holders of ordinary shares and ADSs should note that as at February 24, 2020, the admission of the Company’s ordinary shares to trading on AIM was canceled (the “Cancellation”). Accordingly, any chargeable issue or transfer of, or agreement to transfer, made in respect of ordinary shares falling after this date no longer benefits from the AIM Exemption. Holders attention should be drawn to the “UK tax treatment” paragraph in the Company’s circular dated December 6, 2019, which provides a general non-reliance overview of the tax position post-Cancellation. Holders are strongly advised to seek their own taxation advice to confirm the consequences for them of continuing to hold unlisted ordinary shares or converting ordinary shares into ADS form.

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

Taxation in the United States
The following summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a particular U.S. holder, as defined below, of the ADSs. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing, final, temporary and proposed U.S. Treasury Regulations, administrative rulings and judicial decisions, in each case as available on the date of this Transition Report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
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
Subject to the discussion below regarding the “Medicare tax,” qualified dividends received by non-corporate U.S. holders (i.e., individuals and certain trusts and estates) are currently subject to a maximum income tax rate of 20%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” to non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days without protection from the risk of loss during the 121-day period beginning 60 days before the ex-dividend date). A non-United States corporation (other than a corporation that is classified as a "passive foreign investment company," or PFIC, for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on shares of stock which are readily tradable on an established securities market in the United States. Our ADSs are listed on the Nasdaq Global Market, which is an established securities market in the United States, and we expect the ADSs to be readily tradable on the Nasdaq Global Market. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in the United States in later years. The company, which is incorporated under the laws of the United Kingdom, believes that it qualifies as a resident of the United Kingdom for the purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, signed on July 24, 2001, or the U.S.-U.K. Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-U.K. Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Based on the foregoing, we expect to be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to shares that meet the minimum holding period and other requirements are expected to be treated as “qualified dividend income.” However, as discussed above, dividends paid by us will not qualify for the 20% maximum U.S. federal income tax rate if we are treated, for the taxable year in which the dividends are paid or the preceding taxable year, as a PFIC for U.S. federal income tax purposes, as discussed below.
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

Passive Foreign Investment Company Considerations
A corporation organized outside the United States generally will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income; or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and from sales of property that produced, or was held for the production of, passive income (or no income).
We believe that we were not a PFIC for any previous taxable year. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our “25% or greater” owned subsidiaries, we do not presently believe that we will be classified as a PFIC in the current taxable year. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. In particular, in many cases the gross value of our assets may be inferred from the market price of the ADSs, which fluctuate and which may fluctuate considerably given that market prices of biotechnology companies have been especially volatile. In other cases, factors external to our specific circumstances may make the presumptive relationship between the gross value of our assets and our market capitalization unreliable, in which case the gross value of our individual assets, based upon valuation methods suitable for use in U.S. federal tax matters (the choice of which may vary from taxable year to taxable year), will govern the determination of our status.
If we were a PFIC for any taxable year during which a U.S. holder held ordinary shares, under the “default PFIC regime” (i.e., in the absence of one of the elections described below), a gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the ordinary shares would be allocated ratably over the U.S. holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of ordinary shares exceeds 125% of the average of the annual distributions on ordinary shares received by a U.S. holder during the preceding three years or the holder’s holding period, whichever is shorter.
In the event we were treated as a PFIC, the tax consequences to a U.S. holder under the default PFIC regime described above could be avoided by a “mark-to-market” election. A U.S. holder making a mark-to-market election (if the eligibility requirements for such an election were satisfied) generally would not be subject to the PFIC rules discussed above, except with respect to any portion of the holder’s holding period that preceded the effective date of the election. Instead, the electing holder would include in ordinary income, for each taxable year in which we were a PFIC, an amount equal to any excess of (a) the fair market value of the ordinary shares as of the close of such taxable year over (b) the electing holder’s adjusted tax basis in such ordinary shares. In addition, an electing holder would be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) the electing holder’s adjusted tax basis in the ordinary shares over (ii) the fair market value of such ordinary shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of the election for prior taxable years over (ii) the amount allowed as a deduction because of the election for prior taxable years. The election would cause adjustments in the electing holder’s tax basis in the ordinary shares to reflect the amount included in gross income or allowed as a deduction because of the election. In addition, upon a sale or other taxable disposition of ordinary shares, an electing holder would recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of the election for prior taxable years over (b) the amount allowed as a deduction because of the election for prior taxable years).
Alternatively, a U.S. person making a valid and timely “QEF election” with respect to our ordinary shares or ADSs generally would not be subject to the default PFIC regime discussed above. Instead, for each PFIC year to which such an election applied, the electing person would be subject to U.S. federal income tax on the electing person's pro rata share of our net capital gain and ordinary earnings, regardless of whether such amounts were actually distributed to the electing person. However, because we do not intend to prepare or provide the information that would permit the making of a valid QEF election, that election will not be available to U.S. holders.
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
We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.summitplc.com. The information contained on our website is not incorporated by reference in this Transition Report.

I. Subsidiary Information
Not applicable.

Item 11: Quantitative and Qualitative Disclosures About Market Risk
Our activities expose us to a variety of financial risks: foreign currency risk, interest rate risk, credit risk and liquidity risk. Our principal financial instrument comprises cash and cash equivalents, and this is used to finance our operations. We have various other financial instruments such as other receivables and trade and other payables that arise directly from our operations. The category of loans and receivables contains only other receivables, shown on the face of the Statement of Financial Position, all of which mature within one year. We have compared fair value to book value for each class of financial asset and liability and no difference was identified. Further information is included in note 22 to our consolidated financial statements appearing at the end of this Transition Report. We have a policy, which has been consistently followed, of not trading in financial instruments.

Foreign Currency Risk
Foreign currency risk refers to the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. Our net income and financial position, as expressed in pounds sterling, are exposed to movements in foreign exchange rates against the U.S. dollar and the euro. The main trading currencies are pounds sterling, the U.S. dollar, and the euro. We are exposed to foreign currency risk as a result of operating transactions, capital raises in the United States, payment in U.S. dollars under our funding agreements with BARDA and CARB-X, our license and commercialization agreement with Eurofarma and the translation of foreign bank accounts. We monitor our exposure to foreign exchange risk. Exposures are generally managed through natural hedging via the currency denomination of cash balances and any impact currently is not material to us.

Interest Rate Risk
We do not hold any derivative instruments to manage interest rate risk.

Credit Risk
We consider all of our material counterparties to be creditworthy. We consider the credit risk for each of our counterparties to be low and do not have a significant concentration of credit risk at any of our counterparties. We had £0.4 million of trade receivables outstanding at December 31, 2019, from Sarepta. This amount was paid subsequent to the period end.

Liquidity Risk
We have funded our operations since inception primarily through the issuance of equity securities. We have also received funding from our license and collaboration agreement with Sarepta (now terminated) and our license and commercialization agreement with Eurofarma, as well as philanthropic, non-government and not for profit organizations and patient advocacy groups and grant funding from government entities, including BARDA and CARB-X. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity or debt financings or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our inability to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

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
B. Not applicable.
C. Not applicable.
D. Not applicable.
E. Not applicable.

Item 15: Controls and Procedures

A. Disclosure Controls and Procedures.
We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the company’s management, which is responsible for the management of the internal controls, and which includes our Chief Executive Officer (our principal executive officer) and our Vice President of Finance (our principal financial officer). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation of our disclosure controls and procedures as of December 31, 2019, our Chief Executive Officer and Vice President of Finance concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

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
Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2019, based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2019, was effective.

C. Attestation Report of the Registered Public Accounting Firm
This report does not include an attestation report of our registered public accounting firm as we are an emerging growth company.

D. Changes in Internal Control Over Financial Reporting
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2019, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A: Audit Committee Financial Expert
The members of our audit committee are Mr. Erdtmann and Mr. Soni. Mr. Soni is the chair of the audit committee. Each of our audit committee members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Marketplace Rules and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. Our board of directors has determined that Mr. Soni is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

Item 16B: Code of Ethics
Our Code of Business Conduct and Ethics is applicable to all of our employees, officers and directors and is available on our website at www.summitplc.com. Our Code of Business Conduct and Ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our company or gives the appearance of a conflict. Our directors and officers have an obligation under our Code of Business Conduct and Ethics to advance our company’s interests when the opportunity to do so arises. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Transition Report, and you should not consider information on our website to be part of this Transition Report.

Item 16C: Principal Accountant Fees and Services
The following table sets forth, for each of the years indicated, the aggregate fees billed to us for services rendered by PricewaterhouseCoopers LLP, our independent registered public accounting firm.

	Eleven Months Ended December 31,	Year Ended January 31,
	2019	2019
	(in thousands)
Audit Fees	£262	£219
Audit-Related Fees (1)	335	175
Tax Fees (2)	38	25
All Other Fees (3)	22	—
Total	£657	£419

(1)
For the eleven months ended December 31, 2019, fees relate to the review of quarterly information, services provided in relation to future SEC filings, and a qualitative assessment of IFRS to U.S. GAAP differences, in anticipation of the loss of FPI status. For the year ended January 31, 2019, audit-related fees includes assurance reporting in connection with our registration statement on Form F-3 that was filed with the U.S. Securities and Exchange Commission on May 15, 2018.

(2)	Fees relate to the aggregated fees for services rendered on tax compliance, tax advice and tax planning.

(3)	Fees relate to the supply chain workshop.

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

•	We do not follow Nasdaq’s requirements that the company have an audit committee of at least three members. Our audit committee is comprised of two members.
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
As a "controlled company" as that term is set forth in the Nasdaq listing standards, we are exempt from certain other Nasdaq listing standards, including the requirements to have a board of directors comprised of a majority of independent directors.
Item 16H: Mine Safety Disclosure
Not applicable.
PART IIIs

Item 17: Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18: Financial Statements
The financial statements are filed as part of this Transition Report beginning on page F-1.

Item 19: Exhibits

Exhibit No.	Description

1.1
Articles of Association of Summit Therapeutics plc (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

2.1
Specimen certificate evidencing ordinary shares of Summit Therapeutics plc (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), filed with the Securities and Exchange Commission on January 30, 2015)

2.2
Form of Deposit Agreement among Summit Therapeutics plc, The Bank of New York Mellon, as depositary, and all Owners and Holders of ADSs issued thereunder (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

2.3
Form of American Depositary Receipt (included in Exhibit 2.2) (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (File No. 333-201807), as amended, filed with the Securities and Exchange Commission on February 20, 2015)

2.4
Registration Rights Agreement, dated January 9, 2019, by and among Summit Therapeutics plc and Robert W. Duggan (incorporated by reference to Exhibit 2.1 to the Company’s Report on Form 6-K (File No. 001-36866), filed with the Securities and Exchange Commission on January 10, 2019)

2.5
Warrant Instrument, dated December 6, 2019 (incorporated by reference to Exhibit 2.1 to the Company’s Report on Form 6-K (File No. 001-36866), filed with the Securities and Exchange Commission on December 6, 2019)

2.6
Warrant Agreement, dated December 6, 2019 by and between the Company and MZA (incorporated by reference to Exhibit 2.2 to the Company’s Report on Form 6-K (File No. 001-36866), filed with the Securities and Exchange Commission on December 6, 2019)

2.7*	Description of Securities Registered Under Section 12 of the Exchange Act

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

4.3*	2005 Enterprise Management Incentive Scheme

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

Exhibit No.	Description

4.9
2016 Long Term Incentive Plan (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on May 12, 2016)

4.10†
License and Collaboration Agreement, dated October 3, 2016, by and between Summit (Oxford) Ltd. and Sarepta Therapeutics, Inc. (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on March 30, 2017)

4.11
Lease, dated February 17, 2017, by and among MEPC Milton Park No. 1 Limited, MEPC Milton Park No. 2 Limited and Summit Therapeutics plc (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on March 30, 2017)

4.12†
Agreement, dated September 5, 2017, by and between Summit (Oxford) Limited and the U.S. Department of Health and Human Services Biomedical Advanced Research and Development Authority (BARDA) (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on April 13, 2018)

4.13+
Amendment of Solicitation/Modification of Contract (0001), dated June 19, 2018, to Agreement, dated September 5, 2017, by and between Summit (Oxford) Limited and the U.S. Department of Health and Human Services Biomedical Advanced Research and Development Authority (BARDA)

4.14+
Amendment of Solicitation/Modification of Contract (0002), dated August 14, 2018, to Agreement, dated September 5, 2017, by and between Summit (Oxford) Limited and the U.S. Department of Health and Human Services Biomedical Advanced Research and Development Authority (BARDA)

4.15+
Amendment of Solicitation/Modification of Contract (0003), dated February 14, 2019, to Agreement, dated September 5, 2017, by and between Summit (Oxford) Limited and the U.S. Department of Health and Human Services Biomedical Advanced Research and Development Authority (BARDA)

4.16†
License and Commercialization Agreement, dated December 18, 2017, by and between Summit (Oxford) Ltd. and Eurofarma Laboratórios S.A. (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on April 13, 2018)

4.17†
Share Purchase Agreement, dated December 23, 2017, by and among Summit Therapeutics plc and the shareholders of Discuva Limited (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on April 13, 2018) (1)

4.18†
Transfer Incentive Agreement, dated December 23, 2017, by and among Discuva Limited and certain of its managers (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on April 13, 2018)

4.19
Lease, dated December 22, 2017, by and between Merrifield Centre Ltd and Discuva Limited (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on April 13, 2018)

4.20†
Equity and Revenue Sharing Agreement, dated October 16, 2017, by and between Summit (Oxford) Limited and the Wellcome Trust Limited (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on April 13, 2018)

4.21
Form of Non-Executive Director Restricted Stock Unit (RSU) Agreement (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F (File No. 001-36866), filed with the Securities and Exchange Commission on April 13, 2018)

4.22
Securities Purchase Agreement, dated December 14, 2018, by and among Summit Therapeutics plc and Robert W. Duggan (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K (File No. 001-36866), filed with the Securities and Exchange Commission on December 17, 2018)

4.23
Relationship Agreement, dated December 14, 2018, by and among Summit Therapeutics plc, Robert W. Duggan and Cairn Financial Advisers LLP (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K (File No. 001-36866), filed with the Securities and Exchange Commission on December 17, 2018)

4.24*+
Amendment of Solicitation/Modification of Contract (0004), dated June 17, 2019, to Agreement, dated September 5, 2017, by and between Summit (Oxford) Limited and the U.S. Department of Health and Human Services Biomedical Advanced Research and Development Authority (BARDA)

4.25
Securities Purchase Agreement, dated December 6, 2019, by and among Summit Therapeutics plc and Robert W. Duggan (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K (File No. 001-36866), filed with the Securities and Exchange Commission on December 6, 2019)

Exhibit No.	Description

4.26
Placing Agreement, December 6, 2019, by and between Summit Therapeutics plc and Nplus1 Singer Advisory LLP (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K (File No. 001-36866), filed with the Securities and Exchange Commission on December 6, 2019)

4.27
Deed of Termination, dated December 6, 2019, by and among Summit Therapeutics plc, Robert W. Duggan and Cairn Financial Advisers LLP (incorporated by reference to Exhibit 4.3 to the Company’s Report on Form 6-K (File No. 001-36866), filed with the Securities and Exchange Commission on December 6, 2019)

4.28
Consulting Agreement, dated December 6, 2019, by and between Summit Therapeutics plc and Maky Zanganeh & Associates, Inc. (incorporated by reference to Exhibit 4.4 to the Company’s Report on Form 6-K (File No. 001-36866), filed with the Securities and Exchange Commission on December 6, 2019)

4.29*	Deed of Termination of Appointment as Director, dated December 6, 2019, by and between Summit Therapeutics plc and Frank Armstrong

4.30*	Deed of Termination of Appointment as Director, dated December 6, 2019, by and between Summit Therapeutics plc and Leopoldo Zambeletti

4.31*	Deed of Termination of Appointment as Director, dated December 6, 2019, by and between Summit Therapeutics plc and David Wurzer

4.32*	Letter of Appointment, dated December 6, 2019, by and between Summit Therapeutics plc and Robert W. Duggan

4.33*	Letter of Appointment, dated December 6, 2019, by and between Summit Therapeutics plc and Manmeet Soni

4.34*	Letter of Appointment, dated December 6, 2019, by and between Summit Therapeutics plc and Elaine Stracker

4.35*	Letter of Appointment, dated December 6, 2019, by and between Summit Therapeutics plc and Ventzislav Stefanov

4.36*+
Amendment of Solicitation/Modification of Contract (0005), dated January 21, 2020, to Agreement, dated September 5, 2017, by and between Summit (Oxford) Limited and the U.S. Department of Health and Human Services Biomedical Advanced Research and Development Authority (BARDA)

4.37*	Letter of Appointment, dated April 17, 2020, by and between Summit Therapeutics plc and Rainer Erdtmann

8.1*	Subsidiaries of Summit Therapeutics plc

12.1*	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Vice President of Finance (Principal Financial Officer) pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification of Chief Executive Officer and Vice President of Finance (Principal Financial Officer) pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

Exhibit No.	Description

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
†	Confidential treatment has been granted as to certain portions of the exhibit. Confidential materials omitted and filed separately with the Securities and Exchange Commission.
+	Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.
(1)	The schedules and exhibits to the Share Purchase Agreement have been omitted. A copy of any omitted schedule or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Transition Report on its behalf.

SUMMIT THERAPEUTICS PLC

By:	/s/ Robert W. Duggan
Name: Title:	Robert W. Duggan Chief Executive Officer
Date: April 30, 2020

SUMMIT THERAPEUTICS PLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Summit Therapeutics plc

Opinion on the Financial Statements

We have audited the accompanying consolidated Statements of Financial Position of Summit Therapeutics plc and its subsidiaries (the “Company”) as of December 31, 2019 and January 31, 2019, and the related consolidated Statements of Comprehensive Income, of Changes in Equity and of Cash Flows for the eleven month period ended December 31, 2019 and for each of the two years ended January 31, 2019 and January 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and January 31, 2019 , and the results of its operations and its cash flows for the eleven month period ended December 31, 2019 and for each of the two years ended January 31, 2018 and January 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Emphasis of Matter

As discussed in Note 1 to the consolidated financial statements, the Company will require additional financing to fund planned future operations. Management’s plans regarding this matter are described in Note 1.

/s/ PricewaterhouseCoopers LLP
Reading, United Kingdom
April 30, 2020

We have served as the Company's auditor since 2013.

Consolidated Statement of Financial Position
At December 31, 2019, January 31, 2019, and February 1, 2018

		December 31, 2019	January 31, 2019	February 1, 2018
			(Adjusted*)	(Adjusted*)
	Note	£000	£000	£000
ASSETS
Non-current assets
Goodwill	14	1,814	1,814	2,478
Intangible assets	15	9,950	10,604	14,785
Property, plant and equipment	16	1,167	1,540	2,067
		12,931	13,958	19,330
Current assets
Trade and other receivables	17	8,116	13,491	11,087
Current tax receivable		3,659	6,328	4,654
Cash and cash equivalents		48,417	26,858	20,102
		60,192	46,677	35,843
Total assets		73,123	60,635	55,173
LIABILITIES
Non-current liabilities
Deferred revenue	19	(374)	(831)	(27,270)
Lease liabilities	23	(320)	(647)	(962)
Financial liabilities on funding arrangements		—	—	(3,090)
Provisions for other liabilities and charges	24	(2,050)	(1,851)	(1,641)
Deferred tax liability	25	(1,560)	(1,675)	(2,379)
		(4,304)	(5,004)	(35,342)
Current liabilities
Trade and other payables	18	(8,020)	(8,733)	(8,825)
Lease liabilities	23	(358)	(358)	(324)
Deferred revenue and income	19	(1,136)	(3,374)	(13,834)
Contingent consideration	20	(80)	(629)	—
		(9,594)	(13,094)	(22,983)
Total liabilities		(13,898)	(18,098)	(58,325)
Net assets		59,225	42,537	(3,152)
EQUITY
Share capital	26	3,359	1,604	736
Share premium account		129,110	92,806	60,237
Share-based payment reserve		1,299	1,148	6,743
Merger reserve		3,027	3,027	3,027
Special reserve		19,993	19,993	19,993
Currency translation reserve		56	56	37
Accumulated losses reserve		(97,619)	(76,097)	(93,925)
Total equity		59,225	42,537	(3,152)

* See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 'Leases'.'

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income
For the eleven months ended December 31, 2019, and the years ended January 31, 2019, and 2018

		Eleven Months ended December 31, 2019		Year ended January 31, 2019		Year ended January 31, 2018
				(Adjusted*)		(Adjusted*)
	Note	£000		£000		£000
Revenue	5	583		43,012		12,360
Other operating income	6	15,163		15,156		2,725
Operating expenses
Research and development	8	(31,201)		(39,182)		(28,979)
General and administration	8	(9,877)		(12,328)		(11,935)
Impairment of goodwill and intangible assets	9	—		(3,985)		—
Total operating expenses		(41,078)		(55,495)		(40,914)
Operating (loss) / profit		(25,332)		2,673		(25,829)
Finance income	11	4		2,788		3,096
Finance costs	11	(228)		(467)		(1,187)
(Loss) / profit before income tax		(25,556)		4,994		(23,920)
Income tax	12	3,524		2,496		3,762
(Loss) / profit for the period / year		(22,032)		7,490		(20,158)
Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		—		19		(13)
Total comprehensive (loss) / profit		(22,032)		7,509		(20,171)
Basic and diluted (loss) / earnings per ordinary share from operations	13	(13)	p	9	p	(31)	p

 * See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 'Leases'.'
The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Cash Flows
For the eleven months ended December 31, 2019, and the years ended January 31, 2019, and 2018

		Eleven Months ended December 31, 2019	Year ended January 31, 2019	Year ended January 31, 2018
			(Adjusted*)	(Adjusted*)
	Note	£000	£000	£000
Cash flows from operating activities
(Loss) / profit before income tax		(25,556)	4,994	(23,920)
		(25,556)	4,994	(23,920)
Adjusted for:
Gain on remeasurement or derecognition of financial liabilities on funding arrangements	6,21	—	(539)	(908)
Loss on recognition of contingent consideration payable	20	2	754	—
Finance income	11	(4)	(2,788)	(3,096)
Finance costs	11	228	467	1,187
Unrealized foreign exchange loss / (gain)		544	(408)	1,960
Depreciation	16	524	644	294
Amortization of intangible fixed assets	15	760	829	106
Loss on disposal of assets	8	10	43	40
Increase / (decrease) in provisions	24	1	19	(60)
Impairment of goodwill and intangible assets	14,15	—	3,985	—
Share-based payment	7	661	4,743	1,607
Adjusted (loss) / profit from operations before changes in working capital		(22,830)	12,743	(22,790)

Decrease / (increase) in trade and other receivables		4,662	(2,210)	(8,946)
(Decrease) / increase in deferred revenue		(2,696)	(36,898)	10,577
(Decrease) / increase in trade and other payables		(1,004)	68	3,268
Cash used by operations		(21,868)	(26,297)	(17,891)

Contingent consideration paid	20	(549)	(192)	—
Taxation received		6,234	159	3,374
Research and development expenditure credit received		516	(333)	(23)
Net cash used by operating activities		(15,667)	(26,663)	(14,540)

Investing activities
Acquisition of subsidiaries net of cash acquired		—	—	(4,775)
Purchase of property, plant and equipment	16	(160)	(119)	(360)
Purchase of intangible assets	15	(107)	(6)	(119)
Interest received		4	4	12
Net cash used by investing activities		(263)	(121)	(5,242)

Financing activities
Proceeds from issue of share capital		38,759	34,648	14,931
Transaction costs on share capital issued		(701)	(1,313)	(1,428)
Proceeds from exercise of warrants		—	—	10
Proceeds from exercise of share options		1	102	392
Repayment of lease liabilities	23	(328)	(281)	(128)
Repayment of lease interest	23	(30)	(43)	(21)
Net cash generated from financing activities		37,701	33,113	13,756

Increase / (decrease) in cash and cash equivalents		21,771	6,329	(6,026)
Effect of exchange rates on cash and cash equivalents		(212)	427	(1,934)
Cash and cash equivalents at beginning of the period / year		26,858	20,102	28,062
Cash and cash equivalents at end of the period / year		48,417	26,858	20,102

* See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 'Leases'.’

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statement of Changes in Equity
Periods ended December 31, 2019, January 31, 2019, and 2018
Eleven Months ended December 31, 2019

	Share capital	Share premium account	Share- based payment reserve	Merger reserve	Special reserve	Currency translation reserve	Accumulated losses reserve	Total Equity
Group	£000	£000	£000	£000	£000	£000	£000	£000
At February 1, 2019 (as previously reported)	1,604	92,806	1,148	3,027	19,993	56	(76,092)	42,542
Change in accounting policy (full retrospective application (IFRS 16)	—	—	—	—	—	—	(5)	(5)
At February 1, 2019 (Adjusted*)	1,604	92,806	1,148	3,027	19,993	56	(76,097)	42,537
Loss for the period	—	—	—	—	—	—	(22,032)	(22,032)
Total comprehensive loss for the period	—	—	—	—	—	—	(22,032)	(22,032)
New share capital issued	1,754	37,005	—	—	—	—	—	38,759
Transaction costs on share capital issued	—	(701)	—	—	—	—	—	(701)
Warrant expense	—	—	15	—	—	—	—	15
Share options exercised	1	—	—	—	—	—	—	1
Share-based payment	—	—	646	—	—	—	—	646
Transfer	—	—	(510)	—	—	—	510	—
At December 31, 2019	3,359	129,110	1,299	3,027	19,993	56	(97,619)	59,225
Year ended January 31, 2019

	Share capital	Share premium account	Share- based payment reserve	Merger reserve	Special reserve	Currency translation reserve	Accumulated losses reserve	Total Equity
Group	£000	£000	£000	£000	£000	£000	£000	£000
At February 1, 2018	736	60,237	6,743	3,027	19,993	37	(93,957)	(3,184)
Change in accounting policy (full retrospective application (IFRS 16)	—	—	—	—	—	—	32	32
At February 1, 2018 (Adjusted*)	736	60,237	6,743	3,027	19,993	37	(93,925)	(3,152)
Profit for the year	—	—	—	—	—	—	7,490	7,490
Currency translation adjustment	—	—	—	—	—	19	—	19
Total comprehensive profit for the year	—	—	—	—	—	19	7,490	7,509
New share capital issued	864	33,784	—	—	—	—	—	34,648
Transaction costs on share capital	—	(1,313)	—	—	—	—	—	(1,313)
Share options exercised	4	98	—	—	—	—	—	102
Share-based payment	—	—	4,743		—	—	—	4,743
Transfer			(10,338)				10,338	—
At January 31, 2019 (Adjusted*)	1,604	92,806	1,148	3,027	19,993	56	(76,097)	42,537

Year ended January 31, 2018

	Share capital	Share premium account	Share- based payment reserve	Merger reserve	Special reserve	Currency translation reserve	Accumulated losses reserve	Total Equity
Group	£000	£000	£000	£000	£000	£000	£000	£000
At February 1, 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Loss for the year	—	—	—	—	—	—	(20,158)	(20,158)
Currency translation adjustment	—	—	—	—	—	(13)	—	(13)
Total comprehensive loss for the year	—	—	—	—	—	(13)	(20,158)	(20,171)
New share capital issued	84	14,847	—	—	—	—	—	14,931
Transaction costs on share capital	—	(1,428)	—	—	—	—	—	(1,428)
Issue of ordinary shares as consideration for a business combination	30	—	—	4,970	—	—	—	5,000
New share capital issued from exercise of warrants	1	9	—	—	—	—	—	10
Share options exercised	3	389	—	—	—	—	—	392
Share-based payment	—	—	1,607	—	—	—	—	1,607
At January 31, 2018	736	60,237	6,743	3,027	19,993	37	(93,925)	(3,152)

* See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 'Leases'.'

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

Notes to the Financial Statements

1. Basis of accounting
The principal accounting policies adopted by Summit Therapeutics plc and its subsidiaries in the preparation of these financial statements are set out below. These policies have been consistently applied to all the periods and years presented, unless otherwise stated.
In December 2019, the Board of Directors of Summit Therapeutics plc (the "company") adopted a resolution to change the company’s fiscal year end from January 31 to December 31, commencing December 31, 2019.

Basis of preparation
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards and IFRS Interpretations Committee interpretations ('IFRS') as issued by the IASB. The Consolidated Financial Statements have been prepared on a going concern basis and under the historical cost convention modified by revaluation of financial assets and financial liabilities held at fair value through profit and loss. These Consolidated Financial Statements were authorized by the Board of Directors on April 30, 2020.
Going concern
The financial information in these financial statements has been prepared assuming the Group will continue on a going concern basis. Based on management's forecasts, the Group's existing cash and cash equivalents, anticipated payments from BARDA under its contract for the development of ridinilazole, anticipated payments from CARB-X under its contract for the development of its gonorrhea antibiotic program, and anticipated milestone payments from its license and commercialization agreement with Eurofarma are expected to be sufficient to enable the Group to fund its operating expenses and capital expenditure requirements through January 31, 2021. The Group will need to raise additional funding in order to support, beyond this date, its planned research and development efforts, its preparatory commercialization related activities should ridinilazole receive marketing approval, as well as to support activities associated with operating as a public company in the United States.
The Group is evaluating various options to finance its cash needs through a combination of some, or all, of the following: equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not-for-profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. While the Group believes that funds would be available in this manner before the end of January 2021, there can be no assurance that the Group will be able to generate funds, on terms acceptable to the Group, on a timely basis or at all, which would impact the Group’s ability to continue as a going concern. The failure of the Group to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Group’s business, results of operations and financial condition.
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
The results of subsidiary undertakings acquired or disposed of in the year / period are included in the Consolidated Statement of Comprehensive Income from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

1. Basis of accounting (continued)
All intra-group transactions, balances, income and expenses are eliminated on consolidation.
Revenue recognition
Revenue is accounted for in line with principles of IFRS 15 'Revenue from contracts with customers.'
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

1. Basis of accounting (continued)
Impairment of assets
At each year / period end date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).
An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell, and value in use based on an internal discounted cash flow evaluation, where appropriate. Impairment losses recognized for cash-generating units are charged pro rata to the other assets in the cash generating unit. All tangible and intangible assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. See Note 14 'Goodwill' and Note 15 ‘Intangible assets’ for details.
Property, plant and equipment
Property, plant and equipment are stated at cost less depreciation. Cost comprises the purchase price plus any incidental costs of acquisition and commissioning. Depreciation is calculated to write-off the cost, less residual value, in equal annual installments over their estimated useful lives as follows:

Leasehold improvements	Over the period of the remaining lease
Right of use assets	Over the period of the lease
Laboratory equipment	2-10 years
Office and IT equipment	3-5 years
The residual value, if not insignificant, is reassessed annually.
Financial liabilities on funding arrangements
When entering into funding agreements with charitable and not for profit organizations, management is required to assess whether, based on the terms of the agreement, it can avoid a transfer of cash by settling using a non-financial obligation. Under IFRS, when such arrangements also give the counterparties rights over unexploited intellectual property, all or part of the funding agreement should be accounted for as a financial liability recognized in the Statement of Financial Position rather than as a charitable grant.
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
Assets and liabilities of subsidiaries that have a functional currency different from the presentation currency (pound sterling) are translated at the closing rate at the date of each statement of financial position presented. Income and expenses are translated at average exchange rates. Any resulting differences are recognized in other comprehensive income / (loss) in the Consolidated Statement of Comprehensive Income.
Employee benefits
All employee benefit costs, notably holiday pay, bonuses and contributions to Group or personal defined contribution pension schemes are charged to the Consolidated Statement of Comprehensive Income on an accruals basis.
Leases
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
See Note 3 'Changes to accounting policies - Adoption of IFRS 16 'Leases'' for details of the impact of the initial adoption of IFRS 16. The above is lessee accounting only and any practical expedients taken were in line with Note 3.
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
Share-based payments
In accordance with IFRS 2 ‘Share-based Payment,’ share options and restricted stock units are measured at fair value at their grant date. The fair value for the majority of the options is calculated using the Black-Scholes formula and charged to the Consolidated Statement of Comprehensive Income on a straight-line basis over the expected vesting period. For those options issued with vesting conditions other than remaining in employment (for example, those conditional upon the Group achieving certain predetermined financial criteria) a simulation model has been used. At each period end date, the Group revises its estimate of the number of options that are expected to become exercisable. This estimate is not revised according to estimates of changes in market based conditions.
Current taxation
Income tax is recognized or provided at amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted or substantively enacted at the period end date.

1. Basis of accounting (continued)
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
The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax liabilities / (assets) are settled / (recovered).
Financial instruments
The Group recognizes financial assets and liabilities in the respective categories ‘Financial assets at amortized cost’ and ‘Financial liabilities measured at amortized cost.’ Financial assets at amortized cost are non-derivative financial assets which are held to collect the contractual cash flows on specified dates. They arise when the Group provides money, goods or services directly to the debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the year / period end date, which are classified as non-current assets. Other liabilities consist of trade and other payables, being balances arising in the course of normal business with suppliers, contractors and other service providers, and borrowings, being loans and hire purchase funds advanced for the refit of leasehold premises and the purchase of laboratory equipment, fixtures and fittings. Financial assets at amortized cost, and other liabilities are initially recorded at fair value, and thereafter at amortized cost, if the timing difference is deemed to impact the fair value of the asset or liability. The contingent liability is accounted for as a liability and its value is measured at amortized cost using the effective interest rate method, and is re-measured for changes in estimated cash flows or when the probability of success changes.
The Group assesses at each year / period end date the expected credit losses of a financial asset or a group of financial assets with consideration given to the risk of default occurring. Expected credit losses are the difference between the contractual cash flows due to the Group and the cash flows the Group expects to receive.
The Group does not hold or trade in derivative financial instruments.
Warrants
Warrants issued by the Group are recognized and classified as equity when, upon exercise, the Company would issue a fixed amount of its own equity instruments (ordinary shares) in exchange for a fixed amount of cash or another financial asset.
Consideration received, net of incremental costs directly attributable to the issue of such new warrants, is shown in equity. Such warrants are not remeasured at fair value in subsequent reporting periods.
Warrants issued in which external services are received as consideration for equity instruments of the company should be measured at the fair value of the goods or services received. Only if the fair value of the services cannot be measured reliably would the fair value of the equity instruments granted be used. The fair value for the warrants is calculated using the Black-Scholes formula and charged to the Consolidated Statement of Comprehensive Income on a straight-line basis over the period of the consulting services. If the services are terminated prior to the end of the consultancy agreement, the warrants cease vesting and any unvested portion of the warrants will lapse immediately.

2. Critical accounting judgments and key sources of estimation uncertainty
The preparation of the Consolidated Financial Statements requires the Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.
Key sources of estimation uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty at the year/period end date that may have a risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year, are noted below.
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
In relation to the license and commercialization agreement with Eurofarma, the Group has assessed that the license to commercialize the Group’s intellectual property is not distinct in the context of the contract and that there is a transformational relationship between the license and the research and development activities delivered as they are highly interrelated elements of the contract. The Group has therefore determined that there is one single performance obligation under IFRS 15 in relation to the license granted and research and development activities which is the transfer of a license for which the associated research and development activities are completed over time. Should the expected completion date be extended, the effect on revenue recognized for the eleven months ended December 31, 2019 would not be material.
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
See Note 5 'Revenue' for details of our contracts with customers.
Indications of asset impairment
The Group is required to exercise judgment as to whether there is any indication that its tangible and intangible assets have suffered an impairment loss when reviewing the carrying value of those assets. See Note 15 'Intangible assets' for details of the impairment reviews performed by the Group relating to this financial period.
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
Assumed contingent liability
The Group's assumed contingent liability is recognized in the Consolidated Financial Statements at fair value as required by IFRS 3 'Business Combinations.' In determining the fair value of this liability, a number of assumptions need to be made by management which include significant estimates. See Note 24 ‘Provisions for other liabilities and charges and contingent liabilities.’

3. Changes to accounting policies
Adoption of IFRS 16 'Leases'
IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for reporting periods beginning on or after January 1, 2019, and replaces the accounting standard IAS 17 'Leases.' Two adoption methods are permitted for transition: retrospectively to all prior reporting periods presented in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors,' with certain practical expedients permitted; or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.
The Group adopted this new standard effective February 1, 2019, as required, using the full retrospective transition method in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors.' Under this method, the Group has adjusted its results for the years ended January 31, 2018, and 2019, and applicable interim periods, as if IFRS 16 had been effective for those periods. The Group has assessed the effect of adoption of this standard as it relates to its leased properties in Oxford and Cambridge, U.K., and has concluded that any other contracts are not within the scope of IFRS 16 or are of low value, for which the Group has elected not to apply the requirement of IFRS 16.
Due to the adoption of IFRS 16, the Group has recognized both right-of-use assets and lease liabilities related to its U.K. leased properties. The Group no longer recognizes a lease incentive accrual, which was recorded in trade and other payables or remaining rent prepayments, and has reclassified some costs from research and development expenses and general and administration expenses to finance costs, being the interest expense on lease liabilities. In addition, some amounts previously presented as cash outflows from operating activities in the Group's Consolidated Statement of Cash Flows are now presented as cash flows from investing or financing activities.
This change in accounting policy has been reflected retrospectively in the comparative Statement of Financial Position for the years ended January 31, 2019, and 2018.
The impact of the change in accounting policy to IFRS 16 discussed above on the comparatives to these financial statements is disclosed in the following tables.

Impact on Consolidated Statement of Financial Position	Original As at January 31, 2019	Adjusted As at January 31, 2019	Impact
	£000	£000	£000
Non-current assets
Property, plant and equipment	616	1,540	924
Current assets
Trade and other receivables	13,547	13,491	(56)
Non-current liabilities
Lease liabilities	—	(647)	(647)
Current liabilities
Trade and other payables	(8,865)	(8,733)	132
Lease liabilities	—	(358)	(358)
Equity
Accumulated losses reserve	(76,092)	(76,097)	(5)

Changes to accounting policies (continued)

Impact on the Consolidated	Original Year ended January 31, 2019	Adjusted Year ended January 31, 2019	Impact
Statement of Comprehensive Income	£000	£000	£000
Operating expenses
Research and development	(39,174)	(39,182)	(8)
General and administration	(12,342)	(12,328)	14
Operating profit	2,667	2,673	6
Finance costs	(424)	(467)	(43)
Profit for the period	7,527	7,490	(37)

Impact on the Consolidated	Original Year ended January 31, 2019	Adjusted Year ended January 31, 2019	Impact
Statement of Cash Flows	£000	£000	£000
Profit before income tax	5,031	4,994	(37)
Adjusted for:
Finance costs	424	467	43
Depreciation	309	644	335
Increase in trade and other receivables	(2,218)	(2,210)	8
Decrease in trade and other payables	93	68	(25)
Financing activities
Repayment of lease liabilities	—	(281)	(281)
Repayment of lease interest	—	(43)	(43)
Impact on net cash flows			—

Impact on Consolidated Statement of Financial Position	Original As at January 31, 2018	Adjusted As at February 1, 2018	Impact
	£000	£000	£000
Non-current assets
Property, plant and equipment	809	2,067	1,258
Current assets
Trade and other receivables	11,134	11,087	(47)
Non-current liabilities
Lease liabilities	—	(962)	(962)
Current liabilities
Trade and other payables	(8,932)	(8,825)	107
Lease liabilities	—	(324)	(324)
Equity
Accumulated losses reserve	(93,957)	(93,925)	32

Changes to accounting policies (continued)

Impact on the Consolidated	Original Year ended January 31, 2018	Adjusted Year ended January 31, 2018	Impact
Statement of Comprehensive Income	£000	£000	£000
Operating expenses
Research and development	(28,970)	(28,979)	(9)
General and administration	(11,999)	(11,935)	64
Operating loss	(25,884)	(25,829)	55
Finance costs	(1,164)	(1,187)	(23)
Loss for the period	(20,190)	(20,158)	32

Impact on the Consolidated	Original Year ended January 31, 2018	Adjusted Year ended January 31, 2018	Impact
Statement of Cash Flows	£000	£000	£000
Loss before income tax	(23,952)	(23,920)	32
Adjusted for:
Finance costs	1,164	1,187	23
Depreciation	140	294	154
Increase in trade and other receivables	(8,993)	(8,946)	47
Increase in trade and other payables	3,375	3,268	(107)
Financing activities
Repayment of lease liabilities	—	(128)	(128)
Repayment of lease interest	—	(21)	(21)
Impact on net cash flows			—

The Group will continue to monitor interpretations released by the IFRS Interpretations Committee and amendments to IFRS 16 and, as appropriate, will adopt these from the effective dates.
For additional details regarding the Group's lease agreements see Note 22 'Leases.'
The Directors do not expect that the adoption of the remaining standards and interpretations in future periods will have a material impact on the financial statements of the Group.
During the period ended December 31, 2019, the following additional new standards, amendments to standards or interpretations became effective for the Group for the first time. The adoption of these interpretations, standards or amendment to standards were either not relevant for the Group or have not led to any significant impact on the Group’s financial statements.

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

Changes to accounting policies (continued)
At the date of signing these Consolidated Financial Statements, the following standards, amendments and interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

International Accounting Standards (IAS/IFRS)	Effective Date
Amendments to References to the Conceptual Framework in IFRS Standards	January 1, 2020
Amendments to IFRS 3 Business Combinations, Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8, Definition of Material	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7, Interest Rate Benchmark Reform	January 1, 2020
The Group does not believe the adoption of these standards will have a material impact on the Group's financial statements.
4. Segmental reporting
The Summit Group comprises eleven legal entities, of which four are trading. These included the ten subsidiary companies and the Group holding company, Summit Therapeutics plc. The Group operates in one reportable segment: Drug Development. The chief operating decision-maker has been identified as the Executive Management Team. Up until April 2020, this team consisted of the former Chief Executive Officer, the former Chief Operating Officer (prior to his departure in January 2020) and the former Chief Commercial Officer. From April 2020, the Executive Management Team consists of the Chief Executive Officer, the Executive Vice President and the Interim Chief Operating Officer. The Executive Management Team reviews the consolidated operating results regularly to make decisions about the financial and organizational resources and to assess overall performance.
The Drug Development segment covers Summit’s research and development activities carried out by the Group, primarily comprising the CDI program and antibiotic pipeline research activities.
The corporate and other activities of Summit Therapeutics plc, Summit (Oxford) Limited, Summit Therapeutics Inc and Discuva Limited, which comprise the costs incurred in providing the facilities, finance, human resource and information technology services, are incurred by the main segment of the Group.
Substantially all of the Group’s assets are held in the United Kingdom.
5. Revenue

	Eleven Months ended December 31, 2019	Year ended January 31, 2019	Year ended January 31, 2018

	£000	£000	£000
Analysis of revenue by category:
Licensing agreements	583	42,766	12,050
Research collaboration agreement	—	246	310
	583	43,012	12,360
Revenue recognized in the period consists of amounts received from the license and commercialization agreement with Eurofarma Laboratórios S.A., and amounts received from the license and collaboration agreement with Sarepta Therapeutics, Inc. which was terminated in August 2019. See Note 19 ‘Deferred revenue and income’ for details of amounts deferred in the Consolidated Statement of Financial Position.

	Eleven Months ended December 31, 2019	Year ended January 31, 2019	Year ended January 31, 2018

	£000	£000	£000
Analysis of revenue by geography:
United States	126	42,267	12,008
Latin America	457	499	42
Europe	—	246	310
	583	43,012	12,360

5. Revenue (continued)

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
Under the terms of the license and commercialization agreement with Eurofarma, the Group received an upfront payment of $2.5 million (£1.9 million) from Eurofarma in December 2017. The terms of the contract have been assessed under IFRS 15 'Revenue from contracts with customers' and currently only the upfront payment is included in the transaction price. The upfront payment was initially reported as deferred revenue in the Consolidated Statement of Financial Position and is recognized as revenue over the development period. The Group recognized revenue related to the upfront payment of £0.5 million during the eleven months ended December 31, 2019.

In addition, the Group will be entitled to receive an additional $3.75 million in development milestones upon the achievement of staged patient enrollment targets in the licensed territory in one of the two planned Phase 3 clinical trials of ridinilazole. The Group is eligible to receive up to $21.4 million in development, commercial and sales milestones when cumulative net sales equal or exceed $100.0 million in the Eurofarma licensed territory. Each subsequent achievement of an additional $100.0 million in cumulative net sales will result in the Group receiving additional milestone payments, which, when combined with anticipated product supply transfer payments from Eurofarma paid to the Group in connection with a commercial supply agreement to be entered into between the two parties, will provide payments estimated to range from a mid-teens to high-teens percentage of cumulative net sales in the Eurofarma licensed territory. The Group estimates such product supply transfer payments from Eurofarma will range from a high single-digit to low double-digit percentage of cumulative net sales in the licensed territory.

Sarepta Therapeutics, Inc.

On October 4, 2016, Summit announced it had entered into an exclusive license and collaboration agreement with Sarepta Therapeutics, Inc. (‘Sarepta’). In June 2018, the Group announced the discontinuation of the development of ezutromid after its Phase 2 clinical trial called PhaseOut DMD did not meet its primary or secondary endpoints. As part of the license and collaboration agreement with Sarepta, the Group agreed to collaborate with Sarepta on the research and development of the licensed products pursuant to a joint development plan through a joint steering committee comprised of an equal number of representatives from each party. From January 1, 2018, the Group was responsible for 55% of the budgeted research and development costs related to the licensed products, and Sarepta was responsible for 45% of such costs. Any costs in excess of 110% of the budgeted amount were borne by the party that incurred such costs. This development cost share income is recognized as part of licensing agreements revenue as the Group acted as a principal in the scope of the research and development activities of the agreement. The Group recognized cost share income for both wind-down activities in relation to PhaseOut DMD and next and future generation utrophin modulation development activities of £0.1 million during the eleven months ended December 31, 2019. Effective as of August 2019, the agreement with Sarepta was terminated with no material ongoing obligations for either party

6. Other operating income

	Eleven Months ended December 31, 2019	Year ended January 31, 2019	Year ended January 31, 2018
	£000	£000	£000
Analysis of other operating income by category:
Income recognized in respect of BARDA	13,864	13,091	1,772
Grant income	650	1,187	13
Income on remeasurement or derecognition of financial liabilities on funding arrangements (Note 21)	—	539	908
Research and development credit	649	333	23
Other income	—	6	9
	15,163	15,156	2,725

BARDA
In September 2017, the Group was awarded a funding contract from the Biomedical Advanced Research and Development Authority ('BARDA'), an agency of the US government's Department of Health and Human Services' Office of the Assistant Secretary for Preparedness and Response, to fund a specified portion of the clinical and regulatory development activities of ridinilazole for the treatment of C. difficile infection ('CDI').

Under the terms of this contract, the Group was initially eligible to receive base period funding of $32 million. In addition, the contract included three option work segments that, if exercised in full by BARDA, would increase the total federal government funding under the contract to approximately $62 million. In August 2018, BARDA exercised one of the option work segments worth $12 million. In June 2019, BARDA increased the total value of the funding contract to up to $63.7 million; at this time, BARDA also exercised a second of the option work segments worth $9.6 million to bring the total amount of committed BARDA funding to $53.6 million. In January 2020, BARDA increased its award by $8.8 million to bring the total amount of the funding contract to $72.5 million and the total amount of committed BARDA funding to
$62.4 million. The remaining federal government funding is dependent on BARDA in its sole discretion exercising the final independent option work segment, upon the achievement by the Group of certain agreed-upon milestones for ridinilazole.

Grant income includes income from funding arrangements with CARB-X for the Group's antibiotic pipeline research and development activities.
CARB-X
In July 2018, the Group was granted a sub-award of up to $4.5 million from the Trustees of Boston University under the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator program, or CARB-X. Under the CARB-X award, the Group received an initial $2.0 million in funding from CARB-X in July 2018. In February 2020, CARB-X increased the value of the initial funding by $1.2 million, which means the award for the initial period is now worth up to $3.2 million, with the total award worth up to $5.7 million. The remaining $2.5 million is split into two option segments, which may be exercised by CARB-X upon the achievement of certain development milestones. If exercised in full, this funding could support the development of a selected gonorrhea candidate through the end of a Phase 1 clinical trial.

7. Directors and employees
The average monthly number of employees of the Group, including Executive Directors, during the year was:

	Eleven Months ended December 31, 2019	Year ended January 31, 2019	Year ended January 31, 2018
Technical, research and development	36	45	34
Corporate and administration	29	29	26
	65	74	60

7. Directors and employees (continued)
The average number of employees reflects a decrease in the Group's workforce during the second half of the year ended January 31, 2019, from the implementation of cost-cutting measures following the decision to discontinue ezutromid development in June 2018. The number of employees as at December 31, 2019, was 70 (January 31, 2019: 61). This increase reflects hirings to support Phase 3 preparatory activities for ridinilazole.
Their aggregate remuneration comprised:

	Eleven months ended December 31, 2019	Year ended January 31, 2019	Year ended January 31, 2018
	£000	£000	£000
Wages and salaries	6,304	8,268	7,493
Social security costs	758	844	643
Other pension costs	396	390	350
Share-based payment	646	4,743	1,607
	8,104	14,245	10,093

Included within wages and salaries are termination benefits of £nil (January 31, 2019: £0.2 million).

Key management of the Group are members of the Executive Management Team. The aggregate amounts of key management compensation for the period are set out below:

	Eleven months ended December 31, 2019	Year ended January 31, 2019	Year ended January 31, 2018
	£000	£000	£000
Short-term employee benefits
Wages and salaries	871	1,406	1,520
Social security costs	40	168	162
	911	1,574	1,682
Post-employment benefits
Amounts paid in lieu of employer pension contributions	46	43	32
Other pension costs	20	11	14
	66	54	46
Share-based payment	337	3,177	705
Total remuneration	1,314	4,805	2,433

8. Loss before income tax

	Eleven Months ended December 31, 2019	Year ended January 31, 2019	Year ended January 31, 2018
	£000	£000	£000
Research and development
Employee benefit expense	4,718	6,264	5,616
Share-based payment expense	283	1,091	327
Program related costs	24,288	29,868	21,810
Amortization of intangible assets	760	829	105
Depreciation of property, plant and equipment	272	297	141
Other research and development costs	880	833	980
	31,201	39,182	28,979
General and administration
Employee benefit expense	2,741	3,238	2,870
Share-based payment expense	363	3,652	1,280
Foreign exchange loss / (gain)	1,037	(491)	1,986
Depreciation of property, plant and equipment	252	347	151
Loss on disposal of assets	10	43	40
Other general and administration costs	5,473	4,766	5,539
Loss on contingent consideration	—	754	—
Royalty expense	1	19	69
	9,877	12,328	11,935
9. Impairment of goodwill and intangible assets
As a result of the Group's decision in June 2018 to discontinue development of ezutromid, management concluded that this was an indication of impairment and hence reviewed the intangible asset and goodwill associated with the acquisition of MuOx Limited which related to the utrophin program acquired. Based on this review, an impairment charge of £4.0 million was recognized during the year ended January 31, 2019, representing the full aggregate carrying value of the intangible asset of £3.3 million and goodwill of £0.7 million. See Note 15 'Intangibles' for details of the assets.

10. Auditors’ remuneration
Services provided by the Group’s auditors
During the year, the Group obtained the following services from the Group’s auditors at the cost detailed below:

	Eleven Months ended December 31, 2019	Year ended January 31, 2019	Year ended January 31, 2018
	£000	£000	£000
Fees payable to the auditors and its associates for the audit of the Company and Consolidated Financial Statements	137	100	132
Fees payable to the auditors and its associates for other services:
- Audit of the Company’s subsidiaries(1)	125	119	209
- Audit related assurance services(2)	161	60	—
- Other assurance services(3)	174	115	118
- Tax compliance and advisory services	38	25	23
- Other services not covered by the above	22	—	—
Total fees payable	657	419	482

(1)
For the year ended January 31, 2018, fees payable for the Consolidated Financial Statements and fees payable for the Company's subsidiaries include audit services relating to the initial audit and business combination accounting for Discuva Limited. These were non-recurring fees.

(2)	Fees relate to the review of the quarterly information.

(3)
For the eleven months ended December 31, 2019, other assurance services include services provided to future SEC filings and qualitative assessment of IFRS to U.S. GAAP differences, in anticipation of the loss of FPI status. For the year ended January 31, 2019, other assurance services includes reporting in connection with the Company’s registration statement on Form F-3 that was filed with the SEC on May 15, 2018. For the year ended January 31, 2018, other assurance services includes reporting in connection with the Company's underwritten public offering completed on September 18, 2017. These amounts were recognized directly in share premium.

11. Finance income and costs

	Note	Eleven Months ended December 31, 2019	Year ended January 31, 2019	Year ended January 31, 2018
			(Adjusted*)	(Adjusted*)
		£000	£000	£000
Finance income
Remeasurement or derecognition of financial liabilities on funding arrangements		—	2,784	3,085
Interest income on deposits		4	4	11
Finance income		4	2,788	3,096

Finance costs
Unwinding of discount factor	22	(198)	(424)	(754)
Lease liability interest	23	(30)	(43)	(23)
Remeasurement of financial liabilities on funding arrangements		—	—	(410)
Finance costs		(228)	(467)	(1,187)

* See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 'Leases'.’

12. Income tax

	Eleven Months ended December 31, 2019	Year ended January 31, 2019	Year ended January 31, 2018
		(Adjusted*)	(Adjusted*)
	£000	£000	£000
Analysis of credit in the period
Current tax:
Current tax income	3,523	1,286	3,767
Adjustments in respect of prior years	(114)	506	(5)
Total current tax	3,409	1,792	3,762
Total deferred tax	115	704	—
Total tax	3,524	2,496	3,762

* See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 'Leases'.’

The difference between the total tax shown above and the amount calculated by applying the standard rate of U.K. corporation tax to the loss before tax is as follows:

	Eleven Months ended December 31, 2019	Year ended January 31, 2019	Year ended January 31, 2018
		(Adjusted*)	(Adjusted*)
	£000	£000	£000
(Loss) / profit before tax	(25,556)	4,994	(23,920)
(Loss) / profit multiplied by the standard rate of corporation tax in the United Kingdom (Current tax) 19% (2019: 19%)	(4,856)	949	(4,585)
Adjustment on adoption of IFRS 15	—	(2,481)	2,504
Adjustment on adoption of IFRS 16	(1)	7	(7)
Change in unrecognized tax losses	2,449	820	751
Non-deductible expenses	343	1,797	402
Tax relief for qualifying research and development expenditure	(1,494)	(2,656)	(3,043)
Prior year adjustments	114	(506)	5
Share options exercised	—	(15)	(40)
Overseas profits taxed at different rates	36	292	251
Release of temporary difference relating to intangible assets	(115)	(703)	—
Total tax	(3,524)	(2,496)	(3,762)

* See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 'Leases'.’

There are no current tax liabilities as at December 31, 2019 (January 31, 2019: £nil; January 31, 2018: £nil).

Tax relief for qualifying research and development expenditure relates to U.K. research and development tax credits claimed through the small or medium-sized enterprise scheme ('SME') under the Finance Act 2015.

The Finance (No 2) Act 2015, which provides for reductions in the main rate of corporation tax from 20% to 19% effective from April 1, 2017, and to 18% effective from April 1, 2020, was substantively enacted on October 26, 2015. Subsequently, the Finance Act 2016, which provides for a further reduction in the main rate of corporation tax to 17% effective from April 1, 2020, was substantively enacted on September 6, 2016. These rate reductions have been reflected in the calculation of deferred tax at the year end date. In the Spring Budget 2020, the Government announced that from April 1, 2020, the corporation tax rate would remain at 19% (rather than reducing to 17%, as previously enacted). This new law was substantively enacted on March 17, 2020. As the proposal to keep the rate at 19% had not been substantively enacted at the balance sheet date, its effects are not included in these financial statements. However, it is likely that the overall effect of the

12. Income tax (continued)

change, had it been substantively enacted by the balance sheet date, would be to increase the unprovided deferred tax asset by £1.8 million.

The closing deferred tax liability at December 31, 2019, has been calculated at 17% reflecting the tax rate at which the deferred tax liability is expected to be reversed in future periods. Unrecognized deferred tax has been calculated at 17% reflecting the latest enacted rate. In respect of unrecognized deferred tax on losses, the new loss restriction rules effective from April 1, 2017, limit the amount of brought forward losses available to use against future taxable profits on a year by year basis to the extent that taxable profits exceed £5.0 million in each year. However, the losses will not lapse and therefore, the full amount will be relieved over time provided there are sufficient profits against which the losses can be utilized.
Please see Note 25 ‘Deferred tax liability’ for information on the unrecognized tax losses carried forward.

13. (Loss) / Earnings per share
The calculation of (loss) / earnings per share is based on the following data:

	Eleven month period ended December 31, 2019	Year ended January 31, 2019	Year ended January 31, 2018
		(Adjusted*)
	000	000	000
(Loss) / profit for the period / year	£(22,032)	£7,490	£(20,158)

Weighted average number of ordinary shares for basic earnings / (loss) earnings per share	164,145	85,702	65,434
Effect of dilutive potential ordinary shares (share options and warrants)	—	442	—
Weighted average number of ordinary shares for diluted earnings per share	164,145	86,144	65,434

Basic (loss) / earnings per ordinary share from operations £	(0.13)	0.09	(0.31)
Diluted (loss) / earnings per ordinary share from operations £	(0.13)	0.09	(0.31)
* See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 'Leases'.’
Basic loss per ordinary share has been calculated by dividing the loss for the eleven month period ended December 31, 2019, by the weighted average number of shares in issue during the eleven month period ended December 31, 2019. Diluted earnings per ordinary share has been calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potentially dilutive ordinary shares and warrants. Potentially dilutive ordinary shares are the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to share options and warrants in-the-money compared with the number of shares that would have been issued assuming the exercise of share options and warrants in-the-money.
At December 31, 2019, total outstanding share options were 23,224,188, total outstanding restricted stock units (‘RSUs’) were 692,306 and total outstanding warrants were 43,100,425. Of these equity instruments, 67,016,919 were not included in the calculation of potentially dilutive ordinary shares for the year ended December 31, 2019, as they are not dilutive as exercise price was above market price.
IAS 33 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net profit or loss per share. As the Group reported net losses for the eleven months ended December 31, 2019, and the year ended January 31, 2018, the weighted average number of ordinary shares outstanding used to calculate the diluted earnings / (loss) per ordinary share is the same as that used to calculate the basic earnings / (loss) per ordinary share, as the exercise of share options would have the effect of reducing loss per ordinary share which is not dilutive.

14. Goodwill

	Discuva Limited £000	MuOx Limited £000	Total £000
Cost
At February 1, 2019	1,814	664	2,478
At December 31, 2019	1,814	664	2,478
Accumulated impairment
At February 1, 2019	—	(664)	(664)
At December 31, 2019	—	(664)	(664)
Net book amount
At February 1, 2019	1,814	—	1,814
At December 31, 2019	1,814	—	1,814

	Discuva Limited £000	MuOx Limited £000	Total £000
Cost
At February 1, 2018	1,814	664	2,478
At January 31, 2019	1,814	664	2,478
Accumulated impairment
At February 1, 2018	—	—	—
Impairment	—	(664)	(664)
At January 31, 2019	—	(664)	(664)
Net book amount
At February 1, 2018	1,814	664	2,478
At January 31, 2019	1,814	—	1,814
Goodwill represents the difference between the fair value of the identifiable assets acquired and liabilities assumed and the amount paid in consideration. In accordance with IAS 36 ‘Impairment of Assets,’ the remaining goodwill has been reviewed for impairment and no further provision is considered necessary. The impairment reviews of goodwill undertaken during the financial period and at the period end are included as part of the intangible assets impairment review in Note 15 ‘Intangible assets.’ Goodwill relating to MuOx Limited formed part of the same cash-generating unit as the utrophin program acquired. Goodwill relating to Discuva Limited forms part of the same cash-generating unit as the Discuva Platform acquired.
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

15. Intangible assets

	Utrophin program acquired £000	Discuva Platform acquired £000	Option over non-financial assets £000	Other patents and licenses £000	Total £000
Cost
At February 1, 2019	3,321	10,670	668	222	14,881
Additions	—	—	—	106	106
At December 31, 2019	3,321	10,670	668	328	14,987
Accumulated amortization
At February 1, 2019	(3,321)	(818)	(49)	(89)	(4,277)
Charge for the period	—	(677)	(45)	(38)	(760)
At December 31, 2019	(3,321)	(1,495)	(94)	(127)	(5,037)
Net book amount
At February 1, 2019	—	9,852	619	133	10,604
At December 31, 2019	—	9,175	574	201	9,950

	Utrophin program acquired £000	Discuva Platform acquired £000	Option over non-financial assets £000	Other patents and licenses £000	Total £000
Cost
At February 1, 2018	3,321	10,670	668	265	14,924
Additions	—	—	—	6	6
Disposals	—	—	—	(49)	(49)
At January 31, 2019	3,321	10,670	668	222	14,881
Accumulated amortization
At February 1, 2018	—	(79)	(4)	(56)	(139)
Charge for the year	—	(739)	(45)	(45)	(829)
Impairment	(3,321)	—	—	—	(3,321)
Disposals	—	—	—	12	12
At January 31, 2019	(3,321)	(818)	(49)	(89)	(4,277)
Net book amount
At February 1, 2018	3,321	10,591	664	209	14,785
At January 31, 2019	—	9,852	619	133	10,604
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
MuOx Limited goodwill and utrophin program acquired cash-generating unit
As discussed in Note 9 'Impairment of goodwill and intangible assets,' as a result of the Group's decision in June 2018 to discontinue development of ezutromid, an impairment charge of £4.0 million was recognized during the year January 31, 2019, representing the full aggregate carrying value of the intangible asset of £3.3 million and goodwill of £0.7 million.

15. Intangible assets (continued)
Discuva Limited goodwill and Discuva Platform acquired cash-generating unit
The Discuva Platform acquired as part of the acquisition of Discuva Limited and the associated goodwill have been reviewed for impairment. However, the Company was unable to produce a value in use model to measure the recoverable amount as reliable future cash flows cannot yet be determined. The Company has assessed whether the fair value of these assets, determined upon acquisition of Discuva Limited in December 2017, still remain appropriate through evaluating the following seven factors:

•	there has been any significant change in the results of the Investee Company compared to budget plan or milestone;

•	there have been any changes in expectation that technical milestones will be achieved;

•	there has been any significant change in the market for the Investee Company or its products or potential products;

•	there has been any significant change in the global economy or the economic environment in which the Investee Company operates;

•	there has been any significant change in the observable performance of comparable companies, or in the valuations implied by the overall market;

•	any internal matters such as fraud, commercial disputes, litigation, changes in management or strategy; and

•	evidence from external transactions in the investee’s equity, either by the investee (such as a fresh issue of equity), or by transfers of equity instruments between third parties.

The key milestone events that were considered as part of the milestone analysis approach are as follows:

•	research and development milestones achieved; and

•	external transactions achieved.

The key sensitivity is our ability to meet ongoing milestone events; if these milestone events are not achieved as expected, this would likely result in a material impairment of the Platform up to and including full impairment.

16. Property, plant and equipment

Cost	Leasehold improvements £000	Right of use assets £000	Laboratory equipment £000	Office and IT equipment £000	Total £000
At February 1, 2019	189	1,561	339	496	2,585
Additions	—	—	155	5	160
Disposals	—	—	(10)	(6)	(16)
Revaluation	—	—	—	1	1
At December 31, 2019	189	1,561	484	496	2,730
Accumulated depreciation
At February 1, 2019	(36)	(515)	(171)	(323)	(1,045)
Charge for the period	(65)	(272)	(101)	(86)	(524)
Disposals	—	—	—	6	6
At December 31, 2019	(101)	(787)	(272)	(403)	(1,563)
Net book value
At February 1, 2019	153	1,046	168	173	1,540
At December 31, 2019	88	774	212	93	1,167

Cost (As adjusted*)	Leasehold improvements £000	Right of use assets £000	Laboratory equipment £000	Office and IT equipment £000	Total £000
At February 1, 2018	189	1,561	299	486	2,535
Additions	—	—	62	57	119
Disposals	—	—	(22)	(52)	(74)
Revaluation	—	—	—	5	5
At January 31, 2019	189	1,561	339	496	2,585
Accumulated depreciation
At February 1, 2018	(2)	(180)	(36)	(249)	(467)
Charge for the year	(34)	(335)	(156)	(119)	(644)
Disposals	—	—	21	47	68
Revaluation	—	—	—	(2)	(2)
At January 31, 2019	(36)	(515)	(171)	(323)	(1,045)
Net book value
At February 1, 2018	187	1,380	263	237	2,067
At January 31, 2019	153	1,046	168	173	1,540
* See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 'Leases'.'

17. Trade and other receivables

	December 31, 2019	January 31, 2019
	£000	£000
		(Adjusted*)
Trade receivables	410	1,656
Other receivables	905	3,791
Prepayments	6,645	7,433
Accrued income	156	611
	8,116	13,491

* See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 'Leases'.’

17. Trade and other receivables (continued)

Trade receivables consist of amounts outstanding from Sarepta at December 31, 2019. This amount has been received post the period end.
Included within prepayments at December 31, 2019, is £5.8 million (January 31, 2019: £6.8 million) of prepayments relating to research and development expenditure. These amounts are determined based on the estimated costs to complete each study or activity, the estimation of the current stage of completion and the invoices received. The key sensitivity is the estimated current stage of completion of each study or activity. If the estimated stage of completion increased by 5% then the aggregate increase in accruals and decrease in prepayments would result in an overall increase in total research and development expenses of £1.5 million. If the estimated stage of completion decreased by 5%, then the aggregate decrease in accruals and increase in prepayments would result in an overall decrease in total research and development expenses of £1.4 million.

18. Trade and other payables

	December 31, 2019	January 31, 2019
		(Adjusted*)
	£000	£000
Trade payables	3,389	4,422
Other taxes and social security	245	190
Accruals	4,353	3,963
Other creditors	33	158
	8,020	8,733

* See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 'Leases'.’
Included within accruals at December 31, 2019, is £2.4 million (January 31, 2019: £1.9 million) of accruals relating to research and development expenditure. These amounts are determined based on the estimated costs to complete each study or activity, the estimation of the current stage of completion and the invoices received. See Note 17 'Trade and other receivables' for information regarding the sensitivity of this estimate.

19. Deferred revenue and income

	December 31, 2019	January 31, 2019
	£000	£000
Due within one year
Deferred revenue	499	499
Deferred other operating income	637	2,875
	1,136	3,374
Due more than one year
Deferred revenue	374	831
	374	831

Total deferred revenue	873	1,330
Total deferred other operating income	637	2,875

Revenues and other operating income of £3.3 million included in deferred revenue as at January 31, 2019, were recognized during the period ended December 31, 2019. Revenues and other operating income of £37.4 million included in deferred revenue as at January 31, 2018, were recognized during the year ended January 31, 2019.
See Note 5 'Revenue' for details on the Group's revenue agreements and revenue recognition.

20. Contingent consideration

During the financial year, the Group reassessed the contingent consideration in line with the anticipated settlement of consideration liabilities relating to the acquisition of Discuva Limited ('Discuva') in December 2017. The Group estimated the total expected additional cash outflows to be £0.1 million, which is based on the terms of the share purchase agreement. The additional expected payment is primarily due to research and development tax credits received and receivable by Discuva in respect of financial years prior to the Group's acquisition, of which the sellers are due a specified portion of these amounts. During the year ended December 31, 2019, a payment of £0.5 million was made for the research and development tax credits received, leaving an estimated contingent consideration liability of £0.1 million.

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
The value of the estimated financial liabilities for funding arrangements as of December 31, 2019, amounted to £nil (January 31, 2019: £nil).

	December 31, 2019	January 31, 2019
	£000	£000
At February 1	—	3,090
Unwinding of discount factor	—	233
Remeasurement of financial liabilities on funding arrangements - (finance income) / finance cost	—	(2,784)
Net finance income on funding arrangements accounting for as financial liabilities	—	(2,551)
Remeasurement or derecognition of financial liabilities – other operating income	—	(539)
At December 31/January 31	—	—
As the Group is discontinuing the development of ezutromid, there are no sensitivities disclosed in relation to the charitable funding arrangements with MDA and DPF, since there are no reasonably possible changes in assumptions that would result in a different value of the liability as at January 31, 2019.

22. Financial instruments

		December 31, 2019	January 31, 2019
			(Adjusted*)
	Note	£000	£000
Financial assets at amortized cost
Trade and other receivables(1)	17	1,315	5,447
Cash and cash equivalents		48,417	26,858
		49,732	32,305
Financial liabilities measured at amortized cost
Trade and other payables	18	8,020	8,733
		8,020	8,733
Financial liabilities measured at fair value through profit and loss
Contingent consideration	20	80	629

(1)	Prepayments and accrued income have been excluded as they are not considered to be a financial instrument.
* See Note 3 - ‘Changes to accounting policies - Adoption of IFRS 16 'Leases'.’
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
Fair value estimation
For the contingent consideration, the Group has compared fair market value to book value. The contingent consideration is considered a level 3 financial instrument as it is not based on observable market data, given it was based on the share purchase agreement. The movement on this was a £549K decrease for the eleven month period ended December 31, 2019 which related to payments made as detailed in Note 20.
Foreign currency risk
Foreign currency risk refers to the risk that the value of a financial commitment or recognized asset or liability will fluctuate due to changes in foreign currency rates. The Group’s net income and financial position, as expressed in pounds sterling, are exposed to movements in foreign exchange rates against the U.S. Dollar and the euro. The main trading currencies of the Group are pounds sterling, the U.S. Dollar, and the euro. The Group is exposed to foreign currency risk as a result of trading transactions, including the receipt of potential payments related to the Group’s agreements with Eurofarma, BARDA and CARB-X, capital raises in the U.S. and the translation of foreign bank accounts.
The exposure to foreign exchange is monitored by the Group’s finance function. Exposures are generally managed through natural hedging via the currency denomination of cash balances and any realized impact currently is not material to the Group.

	December 31, 2019	January 31, 2019
	£000	£000
Cash at bank and in hand
Pounds Sterling	4,162	3,363
Euro	4	—
U.S. Dollar	44,251	23,495
	48,417	26,858

22. Financial instruments (continued)

Sensitivity Analysis

A reasonably possible strengthening or weakening of the U.S. dollar against pounds sterling as of December 31, 2019, and January 31, 2019, would have affected the measurement of the financial instruments denominated in a foreign currency.
The following table shows how a movement in a currency would give rise to a profit or (loss) and a corresponding entry in equity.

	Profit or loss and equity
	Strengthening	Weakening
	£000	£000
December 31, 2019
USD (5%)	(2,107)	2,329
January 31, 2019
USD (5%)	(1,119)	1,237

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

The Group’s cash and short-term deposits were as follows:

	December 31, 2019	January 31, 2019
	£000	£000
On current account	48,417	26,858
	48,417	26,858
The interest rates for dated deposits were dependent on the rates offered by the Group’s borrowers. The interest rate for short-term deposits is variable dependent on the rates offered by the Group’s banks. During the eleven month period ended December 31, 2019, the banking facilities returned an average rate after fees of 0.02% (year ended January 31, 2019: 0.02%).
The Group’s exposure to interest rate risk is illustrated with regard to the opening and closing cash balances and the difference that an increase or decrease of 1% in interest rates would have made based on the average cash balance of £37.6 million (January 31, 2019: £23.5 million) in the year:

Eleven Months ended December 31, 2019	(1)%	Actual	1%
Interest rate	—	0.02	1.02
Interest received (£000)	—	4	239
Year ended January 31, 2019	(1)%	Actual	1%
Interest rate	—	0.02	1.02
Interest received (£000)	—	4	239
Credit risk
The credit risk with respect to customers is limited as the Group has only a small number of customers, previously being Sarepta and Eurofarma and now solely Eurofarma. The Group had £0.4 million trade receivables outstanding at December 31, 2019, from Sarepta. The remaining receivables of £0.9 million bear no credit risk as these are predominately comprised of tax receivables.

22. Financial instruments (continued)

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
As of December 31, 2019, and January 31, 2019, the majority of cash and cash equivalents were placed with HSBC Bank plc.
Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.
The Group ordinarily finances its activities through cash generated from operating activities, and private and public offerings of equity securities. The Group's operating cash flows together with available cash and cash equivalents are expected to be sufficient to enable the Group to fund its anticipated needs through January 31, 2021. See Note 1 ‘Going concern.’
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
The Group monitors its capital structure and makes adjustments, as and when it is deemed necessary and appropriate to do so, using such methods as the issuing of new ordinary shares and granting of warrants . The capital structure of the Group has come entirely from equity issues.

23. Leases

The Group has two leases relating to its U.K.-leased properties in Oxford and Cambridge that are within the scope of IFRS 16. A summary of these leases is as follows:

•
In February 2017, the Group entered into a 10-year lease agreement for its office premises in Oxford, U.K. The lease contains a break clause with the option to terminate the lease on the fifth anniversary of the agreement. The Group does not factor in the period covered by the break clause when accounting for this lease.

•
In December 2017, the Group entered into a 4-year lease agreement for its office and lab premises in Cambridge, U.K. The lease contains a break clause with the option to terminate the lease on the second anniversary of the agreement. The Group factors in the period covered by the break clause when accounting for this lease, as the break clause notice period has now passed and was not exercised by the Group.

The adoption of IFRS 16 resulted in the recognition of lease liabilities and right-of-use assets. The carrying value of the right-of-use assets included within property, plant and equipment as at December 31, 2019, is £0.8 million (January 31, 2019: £1.0 million; January 31, 2018: £1.4 million). The following table summarizes the future minimum lease payments under the Group's lease liabilities:

23. Leases (continued)

	December 31, 2019	January 31, 2019	January 31, 2018
Maturity of lease liabilities	£000	£000	£000
Fiscal year ended December 31/January 31,
2019	N/A	N/A	324
2019 / 2020	—	358	358
2020 / 2021	358	358	358
2021 / 2022	294	294	294
2022	55	55	55
Total minimum lease payments	707	1,065	1,389
Less: imputed interest	(29)	(60)	(103)
Total lease liabilities	678	1,005	1,286

Liabilities
Current lease liabilities	358	358	324
Non-current lease liabilities	320	647	962
	678	1,005	1,286

The weighted average remaining lease term is 2.1 years (January 31, 2019: 3.0 years, January 31, 2018: 4.0 years). The weighted average discount rate is 3.75% (January 31, 2019: 3.75%, January 31, 2018: 3.75%).

The following table contains a summary of the lease costs recognized under IFRS 16 and other information pertaining to the Group’s leases for the eleven months ended December 31, 2019, and year ended January 31, 2019:

	Eleven months ended December 31, 2019	Year ended January 31, 2019
	£000	£000
Lease cost
Depreciation	320	335
Interest expense paid	30	43
Total lease cost	350	378

Other information
Lease payments	358	324

For details of the Group's transition to IFRS 16 see Note 3 ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’.’

24. Provisions for other liabilities and charges and contingent liabilities

	Assumed contingent liabilities £000	Dilapidations £000	Royalties £000	Total £000
At February 1, 2019	1,657	150	44	1,851
Additions	—	—	1	1
Unwinding of the discount factor	198	—	—	198
At December 31, 2019	1,855	150	45	2,050

	Assumed contingent liabilities £000	Dilapidations £000	Royalties £000	Total £000
At February 1, 2018	1,466	150	25	1,641
Additions	—	—	19	19
Unwinding of the discount factor	191	—	—	191
At January 31, 2019	1,657	150	44	1,851
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
The estimated fair value of the assumed contingent liability as at December 31, 2019, is £1.9 million (January 31, 2019: £1.7 million). The contingent liability has not been remeasured during the period. The table below describes the value of the assumed contingent liabilities as at December 31, 2019, of £1.9 million compared to what the total value would be following the presented variations to the underlying assumptions in the model:

December 31, 2019
£000
Estimated assumed contingent liabilities	1855
1% lower discount rate	1,927
1% higher discount rate	1,791
10% lower probability of success	1,635
10% higher probability of success	2,057
Dilapidations
Management has made a provision in respect of the dilapidation costs associated with the reinstatement obligations on their current lease based on best estimates. It is management’s intention to utilize the provision at the end of the lease term.

24. Provisions for other liabilities and charges and contingent liabilities (continued)
Royalties
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
25. Deferred tax liability
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

	Eleven Months ended December 31, 2019	Year ended January 31, 2019
	£000	£000
Amounts falling due after more than one year
At February 1	1,675	2,379
Release of temporary difference relating to the intangible asset	(115)	(704)
At December 31 / January 31	1,560	1,675
There is an unrecognized deferred tax asset in relation to the trading losses carried forward of £15,240,000 (January 31, 2019: £12,400,000), £26,000 in relation to provisions (January 31, 2019: £26,000) and £27,000 (January 31, 2019: £32,000) in relation to future exercisable shares. There is a deferred tax liability of £14,000 (January 31, 2019: £43,000) in respect of accelerated capital allowances, which has been offset against the deferred tax asset in relation to trading losses carried forward.
The unrecognized deferred tax asset would be recovered against future company taxable profits. In the opinion of the Directors, there is insufficient evidence that the asset will be recovered, and as such the deferred tax asset has not been recognized in the financial statements.

26. Share capital

	December 31, 2019	January 31, 2019
	£000	£000
Allotted, called up and fully paid
335,890,281 (January 31, 2019: 160,389,881) Ordinary Shares of 1p each	3,359	1,604
Changes to the number of ordinary shares in issue have been as follows:

	Number of shares	Total nominal value £000	Total share premium £000	Total consideration £000
At February 1, 2018 (1)	73,563,624	736	60,237	60,973
New share capital issued (net of transaction costs)	86,458,333	864	32,471	33,335
Share options exercised	367,924	4	98	102
At January 31, 2019	160,389,881	1,604	92,806	94,410

At February 1, 2019	160,389,881	1,604	92,806	94,410
New share capital issued (net of transaction costs)	175,378,450	1,754	36,304	38,058
Share options exercised	121,950	1	—	1
At December 31, 2019	335,890,281	3,359	129,110	132,469

(1)The difference between the nominal value of the share capital acquired in Discuva Limited and fair value of shares issued in the business combination using the acquisition method of accounting was recognized as part of the Group's merger reserve arising as a result of certain requirements in the United Kingdom.

On December 24, 2019, the Company completed an equity placing on the AIM market of the London Stock Exchange, issuing 175,378,450 new ordinary shares at a price of 22.1 pence and warrants for 26,306,765 new ordinary shares at an exercise price of 24.3 pence. Total gross proceeds of $50.0 million (£38.8 million) were raised and directly attributable transaction costs £0.7 million were incurred.
During the eleven months to December 31, 2019, the following exercises of restricted stock units took place:

Date	Number of restricted stock units exercised
April 23, 2019	104,877
December 23, 2019	17,073
121,950
The total net proceeds from exercised restricted stock units during the year was £1,220.
All new ordinary shares rank pari passu with existing ordinary shares.
Following the equity placings and the exercise of the above restricted stock units, as of December 31, 2019, the number of ordinary shares in issue was 335,890,281.
Dividends
No dividends were paid or declared in the eleven months ended December 31, 2019 (year ended January 31, 2019: £nil).

27. Share option scheme and restricted stock units
At December 31, 2019, the outstanding share options, which include the share options granted to Directors, are shown below:

Date of grant	Exercise price (£)	Number of shares	Date from which exercisable	Expiry date
Approved EMI scheme
April 7, 2011	0.65	5,873	April 8, 2014	April 7, 2021
May 10, 2012	0.60	150,046	May 10, 2014	May 10, 2022
December 24, 2012	0.85	21,500	December 24, 2015	December 24, 2022
January 31, 2013	0.20	72,973	July 31, 2013	January 31, 2023
		250,392
Unapproved scheme
December 18, 2013	0.20	76,364	June 18, 2014	December 18, 2023
July 15, 2014	0.80	100,000	May 30, 2015	May 30, 2023
June 23, 2016	0.01	110,576	July 21, 2016	June 23, 2026
October 19, 2018	0.30	3,941,886	October 19, 2019	October 19, 2028
October 19, 2018	0.30	3,814,970	October 19, 2021	October 19, 2028
March 29, 2019	0.275	4,580,000	March 29, 2020	March 29, 2029
March 29, 2019	0.275	6,500,000	March 29, 2022	March 29, 2029
December 23, 2019	0.21	3,000,000	December 23, 2020	December 23, 2029
December 23, 2019	0.21	850,000	December 23, 2020	December 23, 2029
		22,973,796
		23,224,188
The Group has no legal or constructive obligation to repurchase or settle the options in cash.
The movement in the number of share options is set out below:

`	Weighted average exercise price £	Number of share options
Outstanding at February 1, 2019	0.35	9,168,396
Granted during the year	0.27	15,246,000
Lapsed / surrendered during the year	0.69	(1,190,208)
Exercised during the year	—	—
Number of options outstanding at December 31, 2019	0.27	23,224,188

Outstanding at February 1, 2018	1.43	8,577,236
Granted during the year	0.76	13,081,048
Lapsed / surrendered during the year	1.52	(12,397,841)
Exercised during the year	1.08	(92,047)
Number of options outstanding at January 31, 2019	0.35	9,168,396

During the twelve months ended January 31, 2019, the former executive director (Glyn Edwards), key management and employees voluntarily surrendered options to subscribe for a total of 7,172,054 ordinary shares. The share-based payment expense for the eleven month period ended December 31, 2019, was £0.6 million (year ended January 31, 2019: £4.7 million). This decrease is primarily due to the surrender of share options, resulting in an accelerated share-based payment expense of the remaining fair value of those awards during the twelve months ended January 31, 2019.
As at December 31, 2019, 1,005,072 share options were capable of being exercised with a weighted average exercise price per option of 36 pence (January 31, 2019: 1,029,228 with a weighted average exercise price per option of 82 pence). The options outstanding at December 31, 2019, had a weighted average exercise price per option of 27 pence (January 31, 2019: 35 pence), and a weighted average remaining contractual life of 9.1 years (January 31, 2019: 9.2 years).

27. Share option scheme and restricted stock units (continued)
The fair value per share option award granted and the assumptions used in the calculations are as follows:

Date of grant	Type of award	Number of shares	Exercise price (£)	Share price at grant date (£)	Fair value per option (£)	Award life (years)	Risk free rate
April 07, 2011	EMI	5,873	0.65	0.65	0.47	5.00	2.70%
May 10, 2012	EMI	150,046	0.60	0.52	0.24	5.00	1.00%
December 24, 2012	EMI	21,500	0.85	0.85	0.59	5.00	0.90%
January 31, 2013	EMI	72,973	0.20	0.94	0.74	5.00	1.00%
December 18, 2013	Unapproved	76,364	0.20	1.85	1.65	5.00	1.00%
July 15, 2014	Unapproved	100,000	0.80	0.81	0.65	1.90	0.50%
June 23, 2016	Unapproved	110,576	0.01	1.05	1.04	0.50	0.30%
October 19, 2018	Unapproved	3,941,886	0.30	0.30	0.09	3.00	0.81%
October 19, 2018	Unapproved	3,814,970	0.30	0.30	0.12	3.00	0.90%
March 29, 2019	Unapproved	4,580,000	0.275	0.275	0.1	3	0.63%
March 29, 2019	Unapproved	6,500,000	0.275	0.275	0.12	3	0.63%
December 23, 2019	Unapproved	3,000,000	0.21	0.21	0.08	4	0.54%
December 23, 2019	Unapproved	850,000	0.21	0.21	0.07	3	0.54%
		23,224,188
The key assumptions used in calculating the share-based payments are as follows:

a.	Black-Scholes valuation methodology was used for all share options issued since 2016. These options do not have market-based performance related conditions.

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
At December 31, 2019, the outstanding restricted stock units (‘RSUs’) in the form of nominal-cost options, which have been granted to non-executive directors, are shown below:

Date of grant	Exercise price (£)	Number of shares	Date from which exercisable	Expiry date

January 11, 2019	0.01	692,306	January 11, 2020	December 31, 2020
		692,306

27. Share option scheme and restricted stock units (continued)

The movement in the number of RSUs is set out below:

	Weighted average exercise price £	Eleven Months ended December 31, 2019	Weighted average exercise price £	Year ended January 31, 2019
Outstanding at beginning of period	0.01	814,256	0.01	275,877
Granted during the year	0.01	—	0.01	814,256
Exercised during the year	0.01	(121,950)	0.01	(275,877)
Number of RSUs outstanding at end of period	0.01	692,306	0.01	814,256
As at December 31, 2019, nil RSUs were capable of being exercised (January 31, 2019: nil). The RSUs outstanding at December 31, 2019, had a weighted average exercise price per RSU of 1 penny (January 31, 2019: 1 penny), and a weighted average remaining contractual life of 1 year (January 31, 2019: 1.8 years).
The fair value per RSU award granted and the assumptions used in the calculations are as follows:

Date of grant	Number of shares	Exercise price (£)	Share price at grant date (£)	Fair value per option (£)	Award life (years)	Risk free rate
January 11, 2019	692,306	0.01	0.26	0.25	1.00	0.79%
The key assumptions used in calculating the share-based payments are as follows:

a.	Black-Scholes valuation methodology was used for all RSUs.

b.	Volatility has been estimated at 57%. This has been derived from historical share price performance, weighted to exclude periods of unusually high volatility.

c.	Expected dividend yield is nil, consistent with the Directors’ view that the Group’s business model is to generate value through capital growth rather than the payment of dividends.

d.	The risk-free rate is equal to the prevailing U.K. Gilts rate at grant date that most closely matches the expected term of the grant.

e.	RSUs are assumed to be exercised immediately on vesting.
At December 31, 2019, the outstanding warrants, which have been granted to consultants for services are shown below:

Date of grant	Exercise price (£)	Number of shares	Date from which exercisable	Expiry date

December 24, 2019	0.22	16,793,660	March 24, 2020	December 24, 2029
		16,793,660

As at December 31, 2019, nil consultant warrants were capable of being exercised . The consultant warrants outstanding at December 31, 2019, had a weighted average exercise price of 22 pence and a weighted average remaining contractual life of 9.98 years.

27. Share option scheme and restricted stock units (continued)
The fair value per consultant warrant granted and the assumptions used in the calculations are as follows:

Date of grant	Number of shares	Exercise price (£)	Share price at grant date (£)	Fair value per option (£)	Award life (years)	Risk free rate
December 24, 2019	16,793,660	0.22	0.21	0.06	3.00	0.54%

The key assumptions used in calculating the share-based payments are as follows:

a.	Black-Scholes valuation methodology was used for the consultant warrants.

b.	Volatility has been estimated using a range of 52% to 69%. This has been derived from historical share price performance, weighted to exclude periods of unusually high volatility.

c.	Expected dividend yield is nil, consistent with the Directors’ view that the Group’s business model is to generate value through capital growth rather than the payment of dividends.

d.	The risk-free rate is equal to the prevailing U.K. Gilts rate at grant date that most closely matches the expected term of the grant.

e.	Consultant warrants are assumed to be exercised immediately on vesting.

28. Commitments
Fixed asset purchase commitments
At December 31, 2019, the Group had no capital commitments (January 31, 2019: nil).
Other commitments
The Group enters into contracts in the normal course of business with contract research organizations to assist in the performance of research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and are not required to be disclosed.

29. Related party transactions

On December 24, 2019, the Group completed a private placement with Mr. Robert W. Duggan, who subscribed for an aggregate of 166,157,050 ordinary shares, par value £0.01 per share, and warrants to purchase an aggregate of 24,923,555 ordinary shares at a subscription price of £0.221 for a Subscription Share plus a Subscription Warrant, pursuant to a securities purchase agreement he entered into with us. The exercise price of the Subscription Warrants is £0.243 per ordinary share. The Subscription Warrants are exercisable any time in the period commencing on June 24, 2020, and ending on December 24, 2029.

On December 6, 2019, we entered into a deed of termination of the relationship agreement with Mr. Duggan and Cairn Financial Advisers LLP, a limited liability partnership incorporated in England and Wales with the Registrar of Companies of England and Wales, as our nominated adviser. The relationship agreement regulated the company’s relationship with Mr. Duggan and limited Mr. Duggan’s influence over the company’s corporate actions and activities and the outcome of general matters pertaining to the company. The deed of termination became effective on February 24, 2020, upon the cancellation of the admission of the ordinary shares on AIM.

Dr. Elaine Stracker, a non-executive director appointed on December 24, 2019, is also the General Counsel and Senior Vice President for Corporate Development for Maky Zanganeh and Associates, Inc. (“MZA”). The Group has a consultancy agreement with MZA to provide support into clinical operation activities related to the ongoing global Phase 3 clinical trials of ridinilazole for the treatment of CDI, regulatory activities pertaining to a potential new drug application should the Phase 3 trials be successful and strategic planning support more generally for the ridinilazole program. The fees for such services under this consultancy agreement are $75,000 per month. In addition to such monthly fee, MZA were granted warrants over 16,793,660 Ordinary Shares with an exercise price of £0.221 each and which vest on a quarterly basis over three years from the date of grant, subject to MZA’s provision of consultancy services to the Group during such period. During the period from appointment £16,000 of consultancy fees (year ended January 31, 2019: nil) were incurred by the Group and a warrant

29. Related party transactions (continued)

expense of £15,000 was recognized (year ended January 31, 2019: nil). Of the amounts in respect of the consulting services £5,000 was outstanding at the end of the period (year ended January 31, 2019: nil). As of April 13, 2020, Dr. Stracker was appointed as the Interim Chief Operating Officer and an Executive Director.

On February 7, 2020, MZA, Dr. Zanganeh, Dr. Stracker and the company entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”). Pursuant to the Assignment and Assumption Agreement, MZA assigned a portion of the Consultant Warrant to each of Dr. Zanganeh and Dr. Stracker. Dr. Zanganeh assumed a warrant to acquire 14,694,453 ordinary shares and Dr. Stracker assumed a warrant to acquire 2,099,207 ordinary shares. Each of them has the right to exercise their respective portion of the Consultant Warrant in accordance with the terms and conditions of the MZA Warrant Agreement.

See Note 7 ‘Directors and employees’ for details of key management emoluments.

30. Post balance sheet events

The outbreak of novel coronavirus (COVID-19) in early 2020 has affected business and economy activities around the world. The Group considers this outbreak to be a non-adjusting post balance sheet event as of December 31, 2019. Given the spread of the coronavirus, the range of potential outcomes for the global economy are difficult to predict at the current time. When it comes to our business, we are monitoring the COVID-19 outbreak developments closely. The Group follows guidance from the World Health Organization and the U.S. Centers for Disease Control and Prevention and abides by the requirements as activated by local governments.

From an employee wellbeing and business continuity perspective, we are proactively monitoring this outbreak and are maintaining continuous dialogue with employees regarding its status. Periodic updates are being issued and guidance to all staff on preventative measures and on maintaining good physical and mental health is being provided.